7CSR Limited
ABN 90 000 001 276

CSR demerger of
Rinker Group Limited

An explanation for shareholders

This is an important document and requires your immediate attention. You should read this document in its entirety before deciding whether to approve the demerger of Rinker Group Limited (RGL) from CSR. If you are in any doubt as to how to deal with this document, please consult your legal or financial adviser immediately. If you have sold all of your CSR shares, please ignore all enclosed documents.

The demerger of RGL is to be effected by means of a scheme of arrangement between CSR and holders of its ordinary shares, a special dividend and a reduction in the capital of CSR. Your directors unanimously recommend that you vote in favour of the resolutions required in order to implement the demerger.

This booklet contains notices convening meetings of CSR shareholders to consider and vote on the demerger proposal. This booklet is neither an offer to sell nor a solicitation of an offer to buy securities, as those terms are defined under the US Securities Act of 1933 (as amended).

Table of contents

Overview
Letter from the chairman
Important notices
Summary of the demerger
•	Key dates
•	The demerger proposal
•	Benefits, disadvantages and risks
•	Directors’ recommendation
•	Independent expert’s opinion
•	Impact on CSR shareholders
•	Key steps to implement the demerger
•	Action to be taken by CSR shareholders

Explanatory statement
1	Benefits, disadvantages, risks and other relevant considerations
2	Details of the demerger
3	The RGL group’s operations after the demerger
4	Financial information on the RGL group after the demerger
5	The CSR group’s operations after the demerger
6	Financial information on the CSR group after the demerger
7	Impact on employee equity plans
8	Taxation implications
9	Other information
10	Scheme of arrangement
11	Deed Poll
12	Independent expert’s report
13	Investigating accountants’ reports
14	Defined terms
15	Notices of meeting

Inquiries

If you have any questions about the demerger, please phone the CSR demerger information line 1800 023 050. CSR shareholders outside Australia should call international + 61 3 9615 5970.

Letter from the chairman

7 February 2003

Dear Shareholder

On 19 November 2002, CSR Limited (CSR) announced its intention to demerge Rinker Group Limited (RGL) from CSR. The effect of this demerger will be to split your investment in CSR into separate investments in two Australian companies, both listed on the Australian Stock Exchange:

•                                         RGL: a focused, heavy building materials group, comprising Rinker Materials Corporation in the United States and Readymix in Australia and China. The current directors of CSR expect that RGL will be one of the top 10 heavy building materials companies in the world and will continue its growth strategy of building strong regional market positions in its key products (aggregate, concrete, cement, and concrete pipe and products).

•                                         CSR: a diversified company with a strong portfolio of businesses comprising CSR Building Products (with operations in Australia, Asia and New Zealand), Aluminium and CSR Sugar. A demerger should allow these businesses to focus more effectively on their respective strengths and to pursue value adding, low risk growth options which have previously ranked as a lesser priority for the CSR group.  The current directors of CSR expect CSR, after the demerger, to distribute a higher proportion of its profits as dividends than it does currently. A high level of franking is generally expected.

This booklet sets out details of the proposed demerger and the steps associated with its implementation. The demerger requires the approval of CSR shareholders and the Federal Court of Australia. If the demerger is implemented, eligible CSR shareholders will receive one share in RGL for each CSR share they hold. They will also retain their existing shares in CSR.

Why are we looking at a demerger? For the past five years, the CSR group’s strategy has been to grow internationally in heavy building materials, mainly in the US, while concurrently working to separate the other assets, in a way that added value for shareholders. As a result of this strategy, approximately 70% of CSR business earnings* now come from heavy building materials.

The next step in our strategy is to complete the separation of the heavy building materials businesses through a demerger. This will result in the formation of two strong companies and is expected to help RGL and CSR pursue their respective strategies more effectively, focus on their strengths and, over time, deliver additional value to shareholders.

We expect the two companies to appeal to different types of investors. RGL is expected to attract investors who prefer companies with growth characteristics, while CSR is expected to appeal to those who prefer companies with a policy of paying a higher proportion of profits as dividends.

RGL is expected to be one of the top 10 heavy building materials companies in the world based on a number of measures, including cash flow. As a separately listed heavy building materials company, with a strong financial position, substantial cash flows and expected investment grade credit ratings, RGL should be better positioned to participate in the ongoing consolidation of the international heavy building materials industry. The RGL group’s leading positions in regional markets in the US, Australia and China provide opportunities for further bolt-on acquisitions. With over 85% of earnings from the US*, the current directors of CSR believe that the demerger will increase the likelihood that, over time, RGL shares will be valued by investors more in line with those of its US peers.

CSR after the demerger (which will constitute around 30% of the current CSR group, based on pre-tax profit and revenues) will be a diversified Australian company, holding some of Australia’s best known household brands including CSR™ sugar, Gyprock™ plasterboard, Monier™ and Wunderlich™ roof tiles, PGH™ bricks and pavers and Bradford™ insulation – all of which have leading market positions. CSR is expected to retain investment grade credit ratings, reflecting its strong financial position and significant cash flows. Combined, CSR’s three businesses have a stable earnings history, generating returns well above their cost of capital. The directors believe that each of these businesses also has value adding, low risk growth opportunities available.

Your directors have evaluated various other restructuring options but believe that the proposed demerger is the best way to create value for shareholders over time. The directors have considered the benefits, disadvantages and risks associated with the demerger (summarised in part 1 of this booklet) and believe that it is in the best interests of CSR shareholders.

The demerger proposal has been reviewed by an independent expert, KPMG Corporate Finance. Its report (part 12 of this booklet) also concludes that the demerger is in the best interests of shareholders.

Your directors unanimously recommend that you vote in favour of the resolutions. They each intend to vote all CSR shares held by them in favour of the resolutions.

I commend the proposal to you and encourage you to read this booklet carefully. It contains important information to help you make an informed decision about how to vote on the resolutions. If you have any questions, please call the CSR demerger information line on 1800 023 050, toll free if calling within Australia, or + 61 3 9615 5970 if you are outside Australia.

Shareholders are asked to vote on these matters – either in person (in which case you should bring the meeting registration forms included with this booklet) or by proxy (by completing and returning the proxy forms included with this booklet) – at meetings to be held at the Sydney Convention Centre, Darling Harbour, Sydney on 25 March 2003.

On behalf of your directors, we look forward to seeing you there.

John Morschel

Chairman

* Business earnings are before corporate costs, interest and tax for the year ended 30 September 2002.

Important notices

You should read this booklet in its entirety before making a decision as to how to vote on the resolutions to be considered at the Scheme Meeting and General Meeting.

Purpose of this booklet

This document is required by part 5.1 of the Corporations Act in relation to the Scheme and section 256C of the Corporations Act in relation to the Capital Reduction. The purpose of this booklet is to explain the terms of the Scheme, the manner in which it will be considered and implemented (if approved) and to provide such information as is prescribed or otherwise material to your decision whether to approve the Scheme and the Capital Reduction. This booklet also explains other elements of the demerger.

A copy of this booklet has been registered by the Australian Securities & Investments Commission (ASIC) for the purposes of section 412(6) of the Corporations Act. It has also been lodged with ASIC under section 256C(5) of the Corporations Act. Neither ASIC nor its officers take any responsibility for the contents of this booklet.

This booklet is not a prospectus lodged under chapter 6D of the Corporations Act. This booklet is dated 7 February 2003.

Defined terms

Certain terms and abbreviations used in this booklet have defined meanings which are explained in the defined terms section in part 14 of this booklet. The defined terms used in parts 10 and 11 of this booklet are separately explained in those parts. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available as at the date of this booklet. All numbers are rounded unless otherwise indicated. All references to times in this booklet are references to the time in Sydney, Australia.

Australian Stock Exchange (ASX)

On or about the date of this booklet, RGL will apply for admission to the official list of ASX and for quotation of RGL shares on the stock market conducted by ASX. A copy of this booklet has been lodged with ASX. Neither ASX nor any of its officers take any responsibility for the contents of this booklet. The fact that ASX may admit RGL to the official list is not to be taken in any way as an indication of the merits of an investment in RGL.

Notice to US shareholders

None of the US Securities and Exchange Commission (US SEC), any US state securities commission or other US regulatory authority has passed upon or endorsed the merits of the transactions described in this booklet or the accuracy, adequacy or completeness of this booklet. Any representation to the contrary is a criminal offence.

RGL intends to register its ordinary shares under the US Securities Exchange Act of 1934, as amended, and intends to file a registration statement with the US SEC within 120 days of the end of its fiscal year ending 31 March 2003. In accordance with Australian law, RGL will distribute to its shareholders an annual report containing a description of its operations and its annual audited consolidated financial statements prepared in accordance with Australian Generally Accepted Accounting Principles (GAAP) (however RGL shareholders will not be sent an annual report for the fiscal year ending 31 March 2003).

The pro-forma historical financial information included in this booklet does not purport to be in compliance with article 11 of regulation S-X of the US SEC. Under article 11, pro-forma income statements must be presented assuming the transaction had been consummated at the beginning of the first fiscal year presented and may only include adjustments which give effect to events that are:

•             directly attributable to the transaction;

•             expected to have a continuing impact on the entity; and

•             factually supportable.

Most of the pro-forma adjustments made in arriving at the pro-forma historical financial information included in this booklet would not be permissible under the US SEC’s rules and regulations on pro-forma financial presentations. Many of the adjustments reflected the belief of CSR management that the underlying items are non-recurring and that, although required to be recorded in the historical financial statements under Australian GAAP, are more appropriately excluded from the pro-forma historical financial information. This exclusion of items required under Australian GAAP would not be permitted under article 11 of regulation S-X. Although CSR management believes that the items adjusted will themselves be non-recurring (at least at the magnitude previously experienced), there can be no assurance that similar items will not recur or that such items or a similar item will not have an impact on a future year’s results of operations of either RGL group or CSR group or their financial condition.

Notice to foreign shareholders

This document complies with disclosure requirements of Australia that may be different to those in other countries. Financial statements included in this document have been prepared in accordance with Australian Accounting Standards which may differ from those in other countries.

Investment decisions

This booklet does not take into account your individual investment objectives, financial situation and needs. This booklet should not be relied upon as the sole basis for any investment decision in relation to RGL shares, CSR shares or any other securities. You should seek independent financial and tax advice before making any investment decision in relation to RGL shares, CSR shares or any other securities.

Forward looking statements

Certain statements in this booklet relate to the future. Such statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of RGL or CSR to be materially different from future results, performance or achievements expressed or implied by such statements. None of RGL, CSR nor any other person gives any representation, assurance or guarantee that the events expressed or implied in such statements will actually occur. Such risks, uncertainties and other important factors include, among other things, general economic conditions, exchange rates, interest rates, the regulatory environment, structural changes in the building, construction, sugar and aluminium industries, selling prices, raw material prices, competitive pressures, and demand for relevant products in the economy as a whole. The forward looking statements in this booklet reflect views held only as of the date of this booklet. Other than as required by law, none of RGL, CSR nor any other person undertakes to update any forward looking statement contained in this booklet.

Estimates

All references to ‘estimates’ (and derivations of the same) in parts 3 and 4 of this booklet are references to estimates of the management of RGL, Rinker or Readymix, as appropriate, unless otherwise indicated. All references to ‘estimates’ (and derivations of the same) in parts 5 and 6 of this booklet are references to estimates of the management of the CSR group unless otherwise indicated.

Pro-forma (normalised) financial information

References in this booklet to the revenue, EBITDA, and EBIT of the RGL group are to the pro-forma (normalised) revenue, EBITDA or EBIT (as appropriate) of the RGL group as set out in part 4 of this booklet which have been prepared on the basis set out in that part. References in this booklet to the revenue, EBITDA and EBIT of the CSR group are to the pro-forma (normalised) revenue, EBITDA or EBIT (as appropriate) of the CSR group as set out in part 6 of this booklet which have been prepared on the basis set out in that part.

Measurements and currency

References in this booklet to tonnes are to metric tonnes, each of which equals approximately 2,205 pounds or 1.102 US short tons. Measures of distance are in kilometres, each of which equal approximately 0.62 miles. Measures of area are in square kilometres or hectares; one square kilometre equals 0.3861 square miles and one hectare equals 2.47 acres. Measures of volume are in litres, each of which equals approximately 0.26 US gallons.

The CSR group currently publishes financial statements in Australian dollars. Following the demerger, CSR will continue to, and RGL will, publish financial statements in Australian dollars. In this booklet references to ‘US$’ are to United States dollars and references to ‘A$’ are to Australian dollars.

Rinker Materials Corporation and its subsidiaries (Rinker) maintain financial records in US$. For the purposes of this booklet, Rinker transactions and balances are translated into Australian dollars at the average of the 9.55 am hedge settlement rate at the month end for each month in the period presented, consistent with the requirements of Australian Accounting Standards. Unless otherwise stated, the following average rates have been used to translate Rinker amounts in this booklet:

30 September 2002 – 0.5442

Six months ended 30 September 2002 – 0.5516

Six months ended 30 September 2001 – 0.5081

Year ended 31 March 2002 – 0.5112

Year ended 31 March 2001 – 0.5524

Year ended 31 March 2000 – 0.6425

The above translations should not be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted into US$ amounts at the rate indicated.

Entitlement to vote

In accordance with regulation 7.11.38 of the Corporations Regulations, CSR has decided that the time for determining eligibility to vote at the Scheme Meeting and General Meeting is 7.00 pm on 23 March 2003. Only those CSR shareholders entered on the CSR register at that time will be entitled to attend and vote at the Scheme Meeting and the General Meeting.

Privacy and personal information

The collection of certain personal information is required or authorised by the Corporations Act.

RGL, CSR and their respective share registries may collect personal information in the process of implementing the demerger. The personal information may include the names, addresses, other contact details and details of the shareholdings of CSR shareholders, and the names of individuals appointed by CSR shareholders as proxies, corporate representatives or attorneys at the Scheme Meeting or General Meeting.

CSR shareholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. Such individuals should contact  CSR’s manager investor services on (02) 9235 8172 in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of implementing the demerger.

The personal information may be disclosed to RGL’s and CSR’s share registries, to securities brokers and to print and mail service providers. The personal information of Ineligible Overseas Shareholders may also be disclosed to the nominee for the purposes of the Scheme.

The main consequence of not collecting the personal information outlined above would be that RGL and CSR may be hindered in, or prevented from, conducting the Scheme Meeting and General Meeting and implementing the demerger.

CSR shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Scheme Meeting or General Meeting should inform such individual of the matters outlined above.

Summary of the demerger

Key dates

Event	Date
Last time and date by which proxy forms for the Scheme Meeting and the General Meeting must be received by CSR	11.00 am 23 March 2003
Time and date for determining eligibility to vote at the Scheme Meeting and the General Meeting	7.00 pm 23 March 2003
Scheme Meeting	10.00 am 25 March 2003
General Meeting	10.30 am 25 March 2003 (or as soon thereafter as the Scheme Meeting has concluded or been adjourned)
Court hearing for approval of the Scheme	27 March 2003
Effective Date	28 March 2003
Last day CSR shares trade on ASX on a cum-entitlement basis	28 March 2003
RGL shares commence trading on ASX on a deferred settlement basis	31 March 2003
CSR shares commence trading on ASX ex-entitlement to RGL shares	31 March 2003
Record Date for determining entitlement to RGL shares	5.00 pm 4 April 2003
Demerger Date - issue of RGL shares	[11 April 2003]
Last day to dispatch holding statements in respect of RGL shares	[22 April 2003]
Deferred settlement trading of RGL shares on ASX ceases	[22 April 2003]
Commencement of normal trading of RGL shares on ASX	[23 April 2003]
First settlement of all deferred settlement trades and trades on the first day of normal trades	[29 April 2003]

Timing of events is subject to change.  All dates after the Scheme Meeting are indicative only, being subject to approval from CSR shareholders and the Court.

If you wish to object to the Scheme at the Court hearing, the Court hearing for approval of the Scheme is expected to be heard at Sydney at 9:30am on Thursday 28 March 2003

The demerger proposal

Background to the demerger proposal

CSR was founded as a sugar refiner in 1855 and has been an Australian public company since 1887. CSR is listed on the Australian Stock Exchange (ASX) and currently ranks in the top 30 Australian companies by stock market capitalisation. CSR group companies’ operations include heavy building materials, building products, an interest in a large aluminium smelter as well as sugar milling and refining and the production of ethanol.

In 1998, the CSR group announced a major parallel restructuring program and growth strategy with the aim of significantly increasing its exposure to the US construction materials industry while narrowing its business portfolio. Since that time CSR group companies have made 25 acquisitions for a total investment of about A$2.8 billion while divesting 22 businesses generating total sale proceeds of about A$1.5 billion.

As a result of the restructuring, the CSR group has been transformed into one of the world’s top 10 heavy building materials groups, with more than 60% of its pro-forma revenues generated in the US (based on the six month period ended 30 September 2002, assuming Kiewit had been acquired at the beginning of the period). CSR has considered selling CSR Building Products, Aluminium and CSR Sugar by way of trade sales and has also investigated the possibility of undertaking initial public offerings or demergers of Rinker and CSR Sugar. However, the directors of CSR believe that the best alternative currently available to create value for CSR shareholders is to demerge the group’s heavy building materials subsidiaries to create:

•              RGL group: an international heavy building materials group of companies which should be better able to participate in the ongoing consolidation of the international heavy building materials industry; and

•              CSR group: an Australian diversified industrial group of companies with a strong portfolio of businesses which should be better able to capitalise on its growth opportunities while distributing a higher proportion of its profits as dividends than it does currently.

The purpose of this booklet is to explain the demerger proposal and to provide all information that the CSR board believes is material to CSR shareholders in deciding whether to vote in favour of the proposal.

The demerger proposal

On 19 November 2002, CSR announced its intention to demerge the group into two listed companies. The resulting companies will be RGL and CSR. Both will be Australian companies listed on ASX, with separate boards of directors and management teams.

RGL group: The RGL group will be a leading heavy building materials group of companies with operations in the US, Australia and China. In the US, RGL’s subsidiary, Rinker, is one of the largest producers of heavy building materials with operations in 31 states and products including aggregate, cement, concrete, concrete block, asphalt, concrete pipe, pre-stressed concrete products and polyethylene pipe. In Australia, Readymix is among the market leaders in the production of heavy building materials, with products including aggregate, concrete, asphalt and concrete pipe and products. A subsidiary of RGL also operates an integrated concrete and quarry joint venture business in China.

On or about the date of this booklet, RGL will apply to ASX for admission to the official list of ASX and for quotation of RGL shares on the stock market conducted by ASX. RGL’s application will be conditional on approval and implementation of the demerger.

CSR group: After the demerger, the CSR group will be a leading Australian diversified industrial group of companies with three principal businesses:

•              CSR Building Products: manufactures and supplies building materials and services principally in Australia with smaller operations in Asia and New Zealand. It generally has either a number one or two market share in each Australian product group market it serves. Product groups include plasterboard, fibre cement, clay bricks and pavers, aerated lightweight concrete products, roofing tiles and insulation.

•              Aluminium: CSR holds an effective 25.235% interest in the Tomago aluminium smelter joint venture. The smelter is the second largest in Australia with current yearly production capacity of 460,000 tonnes.

•              CSR Sugar:the largest raw sugar producer in Australia, has a leading position in refined sugar markets in both Australia and New Zealand and is a major Australian ethanol producer.

How the demerger is to be carried out

The demerger is to be implemented by means of a scheme of arrangement between CSR and its shareholders (the Scheme), a reduction in CSR’s capital and a special dividend. If the proposal is implemented:

(1)           On the Demerger Date (which is expected to be 11 April 2003):

•              CSR will undertake the Capital Reduction and will return to eligible CSR shareholders A$0.84 for each CSR share they hold (Capital Reduction Entitlement); and

•              CSR will pay eligible CSR shareholders the Demerger Dividend of A$0.69 for each CSR share they hold (Demerger Dividend Entitlement).

(2)           Under the Scheme, instead of CSR shareholders receiving their Capital Reduction Entitlements and the Demerger Dividend Entitlements in cash, CSR will automatically apply these amounts on behalf of CSR shareholders as payment for the RGL shares to be issued to those shareholders. CSR shareholders will then receive one RGL share for each CSR share held on the Record Date (which is expected to be [4 April] 2003). CSR shareholders, whose addresses in the CSR register as shown on the Record Date are in Australia, Abu Dhabi (United Arab Emirates), Hong Kong, New Zealand, Singapore, the United Kingdom and the United States are eligible to receive RGL shares under the Scheme. However, CSR shareholders whose addresses in the CSR register are outside these jurisdictions (the Ineligible Overseas Shareholders) will not be eligible to receive RGL shares unless CSR receives legal advice, before the Demerger Date, that the laws of the place in which those CSR shareholders reside permit the issue of RGL shares in that jurisdiction, either unconditionally, or after compliance with conditions which CSR regards as acceptable and not unduly onerous. The RGL shares that Ineligible Overseas Shareholders would otherwise have received will be issued to a nominee and sold. The net proceeds from the sale of those RGL shares will then be remitted to the Ineligible Overseas Shareholders.

Further details of the Scheme, including details of the approvals required from CSR shareholders and the other requirements that must be satisfied before the demerger can proceed, are set out in part 2 of this booklet.

Benefits, disadvantages and risks

The benefits, disadvantages and risks of the demerger are explained in part 1 of this booklet. The directors of CSR believe that the benefits of the demerger proposal (which are summarised below) outweigh its disadvantages and risks.

•              The demerger creates a focused heavy building materials group of companies and a leading Australian diversified industrial group of companies that will be better able to concentrate on their respective core businesses and competencies as well as implementing strategies most suited to their individual needs.

•              The CSR board believes that CSR’s share price does not currently reflect the full value of the CSR group’s businesses. The creation of the RGL group and the CSR group will, in the opinion of CSR’s board, improve the likelihood that their businesses will achieve appropriate market valuations over time.

•              The creation of a focused heavy building materials group and a leading Australian diversified industrial group provides an opportunity to better align management and employee compensation with shareholder value.

•              RGL and CSR will be better able to pursue growth opportunities. The CSR board expects the RGL group to be better positioned to participate in the ongoing consolidation of the heavy building materials industry. Its shares are expected to be a more attractive form of acquisition payment and the demerger is expected to enable the RGL group to access equity capital markets at more appropriate valuations. CSR should also have increased flexibility to pursue growth opportunities, in its respective businesses, that have previously ranked as a lesser priority for the CSR group.

•              Each company will be able to adopt a capital structure and dividend policy that suits its businesses and strategic objectives.

•              The demerger will expand investment options available to shareholders and investors by creating two separately listed companies. Investing in RGL will provide exposure to the international heavy building materials industry and a more growth orientated company. Investing in CSR will provide exposure to the Australian building products industry, as well as the Australian and international aluminium and sugar industries and a more dividend yield orientated company.

There are also material disadvantages and risks associated with the demerger which you should consider before deciding whether to vote in favour of the resolutions to be considered at the Scheme Meeting and General Meeting. These are set out in parts 1.3 and 1.4 of this booklet.

Directors’ recommendation

The directors of CSR believe that the demerger is in the best interests of CSR shareholders and that it will not materially prejudice CSR’s ability to pay its creditors.

CSR directors recommend that you vote in favour of each of the resolutions to be considered at the Scheme Meeting and the General Meeting. Each CSR director intends to vote all CSR shares held or controlled by them in favour of these resolutions.

Independent expert’s opinion

The CSR board commissioned an independent expert, KPMG Corporate Finance, to prepare a report on the demerger proposal. That report concludes that the demerger is in the best interests of CSR shareholders and will not materially prejudice CSR’s ability to pay its creditors. The report is set out in part 12 of this booklet.

Impact on CSR shareholders

What will you receive?

If the demerger proceeds, you will receive one RGL share for each CSR share you hold on the Record Date. The Record Date is expected to be [5.00] pm (Sydney time) on [4 April] 2003. You will not be required to contribute any cash to receive the RGL shares to which you are entitled under the Scheme. This is because, if the Scheme is approved and implemented, you will be taken to have directed CSR to use your Capital Reduction Entitlement and Demerger Dividend Entitlement to subscribe for the RGL shares to be issued to you.

If you are an Ineligible Overseas Shareholder, the RGL shares that you would otherwise have received under the Scheme will be issued to a nominee, sold by that nominee, and the net proceeds of sale will be remitted to you.

If you hold American Depositary Receipts (ADRs) representing CSR shares, the ADR Depositary will receive the RGL shares on your behalf, arrange for the sale of your RGL shares and distribute the net proceeds (after deducting any brokerage, duties and charges) to you.

What is the impact on your CSR shareholding?

The number of shares you hold in CSR will not change as a result of the demerger. However, if the demerger is implemented, the share capital of CSR will be reduced by A$1,260.3 million (the amount of the Capital Reduction) and CSR will pay a special dividend of A$0.69 a share (the Demerger Dividend). All other things being equal, the value of your CSR shares is therefore expected to decrease as a result of the demerger.

However, you will also hold a number of RGL shares equal to the number of CSR shares you hold on the Record Date (unless you are an Ineligible Overseas Shareholder in which case you will receive the net proceeds from the sale of those RGL shares). It is not possible to predict the market value of your RGL or CSR shares following the demerger, or the amounts that will be received by Ineligible Overseas Shareholders.

What if the demerger is not implemented?

If the demerger does not proceed:

•                                           there will be no reduction in the capital of CSR, CSR will not pay the Demerger Dividend and you will not receive shares in RGL;

•                                           CSR will continue to be listed on ASX and will continue to own RGL and its subsidiaries;

•                                           the benefits of the demerger described in part 1.2 of this booklet, which the CSR board believes should enhance value for CSR shareholders, may not be realised; and

•                                           the disadvantages and risks of the demerger described in parts 1.3 and 1.4 of this booklet may not arise.

The CSR board and management may reconsider other alternatives to the demerger. However, the CSR board believes that if the demerger does not proceed, the CSR group is likely to retain its current structure, at least for the short to medium term.

When will RGL shares commence trading on ASX?

RGL shares are expected to commence trading on ASX, initially on a deferred settlement basis, on 31 March 2003. Normal trading in RGL shares is expected to commence on 23 April 2003.

What are the taxation implications of the demerger?

A guide to the general tax implications of the demerger is set out in part 8 of this booklet. The guide is expressed in general terms and does not take account of the particular circumstances of any CSR shareholder. You should seek professional advice as to the tax implications of the demerger.

How can you obtain further information?

If you have any questions or would like to obtain further information about the demerger, please call the CSR demerger information line on 1800 023 050 (international callers dial + 61 3 9615 5970).

Key steps to implement the demerger

The key steps in implementing the demerger are:

•                                         CSR shareholders will vote to approve the Scheme at the Scheme Meeting;

•                                         CSR shareholders will vote to approve the Capital Reduction and certain other resolutions arising in connection with the demerger at the General Meeting (part 2 of this booklet describes which resolutions are essential for the demerger to proceed); and

•                                         if both the Scheme and the Capital Reduction are approved by the requisite majority of CSR shareholders, an application will be made to the Court to approve the Scheme at a Court hearing expected to be held on 27 March 2003.

The necessary shareholder and Court approvals must be obtained, and CSR must lodge with ASIC an office copy of the Court order approving the Scheme, in order for the demerger to proceed. Part 2 of this booklet contains further details of the approvals required, as well as a number of other conditions that must be satisfied or waived by CSR, before the demerger can proceed.

Both the Scheme Meeting and the General Meeting will be held on 25 March 2003 at the Sydney Convention Centre, Darling Harbour, Sydney. The Scheme Meeting is to be held at 10.00 am and the General Meeting is to be held at 10.30 am, or as soon thereafter as the Scheme Meeting has concluded or been adjourned. Please consult the notices of meeting in part 15 of this booklet for further details.

Action to be taken by CSR shareholders

You should read this booklet in its entirety before deciding how to vote on the resolutions to be considered at the Scheme Meeting and General Meeting. If you are in any doubt as to how to deal with this booklet, please consult your legal or financial adviser.

A summary of your entitlement to vote at the Scheme Meeting and General Meeting and instructions on how to vote are set out below. More details are included in the notices of meeting contained in part 15 of this booklet.

(a)                                  Entitlement to vote

CSR shareholders who are registered on the CSR register at 7.00 pm on 23 March 2003 may vote at the Scheme Meeting and General Meeting in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

The voting rights of ADR holders are exercised by the ADR Depositary. The ADR Depositary will provide each registered ADR holder with information which will permit the ADR holder to instruct the ADR Depositary to vote the CSR shares represented by the ADR holder’s ADRs.

(b)                                  How to vote in person

If you are entitled to vote at the meetings and wish to do so in person, you should attend the Scheme Meeting and General Meeting to be held on 25 March 2003 at the Sydney Convention Centre, Darling Harbour, Sydney. The Scheme Meeting will commence at 10.00 am and the General Meeting will commence at 10.30 am (or as soon thereafter as the Scheme Meeting has concluded or been adjourned).

Please bring your meeting registration forms with you to speed admission to the meetings. The meeting registration form for the Scheme Meeting is part A to the blue proxy form included with this booklet. The meeting registration form for the General Meeting is part A to the pink proxy form included with this booklet. If you are attending as an attorney, you should bring the original power of attorney, unless CSR has already noted it. If you are to represent a company, please bring evidence of your authority.

(c)                                  How to vote by proxy

Two proxy forms are included with this booklet. If you wish to appoint a proxy to attend and vote at:

•                                         the Scheme Meeting, complete part B of the blue proxy form; and

•                                         the General Meeting, complete part B of the pink proxy form.

Your proxy forms must be:

•                                         sent to the CSR registry (using the reply envelope included with this booklet) at:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Vic 8060
Australia

or

•                                           faxed to:

(02) 8234 5180
International + 61 2 8234 5180,

or

•                                           sent to CSR’s registered office at:

Level 1, 9 Help Street
Chatswood  NSW  2067
Australia

so that they are received by no later than 11.00 am on 23 March 2003. If an attorney signs a proxy form on your behalf, a copy of the authority under which the proxy form was signed must be received by the CSR registry at the same time as the proxy form (unless you have already provided a copy of the authority to CSR). If you complete and return a proxy form, you may still attend the meetings in person, revoke the proxy and vote at the meetings.

Part 1
Benefits, disadvantages, risks and other relevant considerations

1	Benefits, disadvantages, risks and other relevant considerations

	1.1	Introduction
	1.2	Benefits of the demerger
	1.3	Disadvantages of the demerger
	1.4	Risks of the demerger
	1.5	Other relevant considerations

1                                         Benefits, disadvantages, risks and other relevant considerations

1.1          Introduction

This part of the booklet is intended to identify the material benefits, disadvantages, risks and other factors you should consider when deciding whether to approve the demerger. There are certain material risks associated with the businesses presently conducted by CSR and its subsidiaries which will continue to be relevant to those businesses when conducted by the RGL and CSR groups after the demerger. These continuing risks are described in parts 3.6 and 5.7 of this booklet.

The CSR board unanimously believes that the benefits of the demerger outweigh the disadvantages and risks of the demerger and that the demerger should enhance value for shareholders over time.

You should carefully consider the benefits, disadvantages, risks and other relevant considerations, as well as the other information contained in this booklet, in deciding how to vote on the demerger.

1.2          Benefits of the demerger

(a)                                Creation of a focused heavy building materials group and a leading Australian diversified group

The demerger of the RGL group from CSR will create a focused heavy building materials group with an independent board of directors and an experienced management team. The CSR board believes that, as a separate group of companies, the RGL group will be better able to focus on its core business, as well as implement its business strategies. The RGL group is expected to focus on strengthening its position as a leading international heavy building materials group by growing in markets where it can achieve leadership positions.

Following the demerger, CSR will be a leading Australian diversified industrial group with a strong portfolio of three core businesses: CSR Building Products, Aluminium and CSR Sugar. These businesses are characterised by leading or established positions in their target markets and low costs and have historically combined to produce strong earnings and stable cash flows. CSR intends to focus on continued improvement in the performance of these businesses, as well as pursuing sensible low risk growth opportunities, to deliver improved returns to shareholders.

(b)                                Potential improved stock market rating

The CSR board believes that CSR’s share price has not reflected the full value of the CSR group’s businesses to shareholders. The separation of the RGL group from the CSR group is likely to attract investors to each company that have a better understanding of, and interest in, the relevant industries. Also, both the RGL group’s and CSR group’s underlying businesses are likely to have increased visibility within the financial community because, as separate reporting companies, investors will be better able to evaluate and understand the financial performance, operations and strategic direction of each of them.

In particular, RGL, as a focused heavy building materials company, has the potential to achieve a stock market rating for its shares, on a price to earnings ratio basis, which is more in line with other heavy building materials companies that have the majority of their operations in the US. Historically, these companies have generally traded at a higher share price to earnings multiple than CSR.

The CSR board believes that these factors increase the likelihood that RGL and CSR will each achieve appropriate market valuations over time.

(c)                                Improved ability to pursue growth opportunities

The CSR board believes that, as a focused heavy building materials group, the RGL group will be better able to participate in the ongoing consolidation of the heavy building materials industry. This is expected to occur because companies and investors active in the sector will be better able to assess and evaluate RGL as a company, and its shares.

For the past five years, the CSR group’s strategy has been focused on the growth of Rinker’s US heavy building materials operations, while concurrently divesting a number of non-core assets to narrow the group’s business portfolio. Following the demerger, CSR’s businesses will be better positioned to pursue a number of low risk growth strategies that have not been as strategically important to CSR while it has been focused on growth in other areas. In addition, management is more likely to broaden the range of opportunities available to the individual businesses, many of which may not have been closely considered previously.

(d)                                Flexibility to offer RGL shares as acquisition consideration

The CSR board believes that a more appropriate stock market rating for RGL’s shares than CSR has achieved in the past – together with the RGL group’s increased focus as a heavy building materials company – will give the RGL group the flexibility to offer RGL shares as payment to shareholders of potential acquisition and merger candidates and to access the equity capital markets to finance growth.

(e)                                Independent financial policies

Following the demerger, the RGL group and the CSR group will each be able to adopt a capital structure and dividend policy that is more appropriate to its businesses and strategic objectives. The CSR board expects that the RGL group will continue to focus on its growth strategy and, accordingly, is likely to pay out a smaller proportion of its profits as dividends than CSR does currently. CSR is likely to utilise its cash flows to pay a higher proportion of its profits as dividends than it does currently, while pursuing low risk value enhancing growth opportunities. In addition, each company will have direct access to equity capital markets. However, the dividend and financial policies of RGL and CSR after the demerger are matters that must be separately considered by their boards and may change from time to time.

(f)                                  Better alignment of employee accountability and compensation plans with shareholder value

Because of the narrower business focus of the companies in each group, the demerger of RGL from CSR will better align accountability of employees and any incentives provided through employee share plans and executive share based incentive plans with the performance of the businesses and shareholder value. The more focused business mix in each of the demerged companies will provide the opportunity to develop distinctive corporate cultures in each company that more closely align with and support their business needs.

(g)                               Increased investor options

The demerger will expand investment options available to shareholders and investors by creating two separately listed companies. Shareholders and other investors will have the ability to own:

•                                            shares in RGL, which will provide exposure to the heavy building materials industry;

•                                            shares in CSR, which will provide exposure to the Australian building products industry, as well as the Australian and international aluminium and sugar industries; or

•                                            shares in both RGL and CSR.

In addition to expanding the investment options available to existing shareholders, the CSR board believes that new shareholders seeking exposure to a focused heavy building materials company are likely to be more attracted to RGL than they currently are to CSR. The CSR board also believes that, after the demerger, CSR is likely to attract new investors interested in companies that have a diversified earnings stream and pay a high proportion of their profits to shareholders as dividends.

1.3                              Disadvantages of the demerger

(a)                                Costs

Demerger transaction costs are estimated at approximately A$75 million, comprising:

•                                            adviser, legal and expert fees, stamp duty and insurance costs totalling A$32 million;

•                                            costs of establishing RGL as a separate entity, including information systems and technology, and retrenchment costs, A$28 million; and

•                                            refinancing costs, as described in parts 4.4(b) and 6.4(b) of this booklet, of A$15 million.

Management expects that A$49 million of these costs will have been incurred before the Scheme Meeting and General Meeting. RGL is expected to incur A$8 million of the remaining A$26 million to be incurred following the demerger.

Following the demerger, RGL and CSR will be independent companies, separately listed on ASX. They will need to maintain separate boards of directors, share registries, information technology and reporting systems, corporate functions and management. The incremental costs associated with the provision of these additional functions are expected to be approximately A$10 million a year.

(b)                                Lower credit ratings and increased cost of debt funding

CSR expects that both RGL and CSR will have investment grade credit ratings after the demerger. After considering the impact of the demerger and analysing the business and financial profiles of RGL and CSR, Standard & Poor’s and Fitch Ratings have assigned indicative credit ratings to both entities as shown in the table below. No other ratings agencies have consented to the disclosure of indicative ratings in this booklet. The indicative credit ratings, while lower than those currently assigned to CSR, are investment grade ratings which should allow sufficient access to domestic and international banks and debt capital markets to raise debt funding as required.

	CSR currently		RGL after demerger		CSR after demerger
Standard & Poor’s	Long term Short term Outlook	A- A-2 Negative watch	Long term Short term Outlook	BBB+ A-2 Stable	Long term Short term Outlook	BBB+ A-2 Stable
Fitch Ratings	Long term Short term Outlook	A F1 Negative watch	Long term Short term Outlook	A- F2 Stable	Long term Short term Outlook	BBB+ F2 Stable

The ratings agencies have considered the current CSR board’s expectations of the capital structures to be adopted by RGL and CSR at the time of the demerger, including expected initial external borrowings for RGL and CSR of about A$2 billion and A$250 million, respectively.

The expected decline in credit ratings is due to the lower earnings diversification and size of the two new groups compared to CSR before the demerger. For RGL, the indicative ratings reflect, among other things, RGL’s strong positions in growth markets, high concentration in the Florida market, the cyclical nature of the heavy building materials industry, and some uncertainty by the agencies, until the new RGL board is in place, about the extent of RGL’s future acquisition strategy. For CSR, the indicative ratings reflect CSR’s strong market positions and brand names, some earnings exposure to volatile commodity price cycles, a conservative financial profile, as well as an ongoing exposure to asbestos claims.

Lower credit ratings are expected to result in a marginally higher cost of borrowing, when compared to CSR’s current borrowing costs, for RGL and CSR after the demerger. For RGL, the potential increase in the interest costs of its bank facilities is likely to be in the range of 0.17% to 0.27% a year, or A$3.4 million to A$5.4 million a year before tax, assuming A$1.9 billion in debt. For CSR, the potential increase in the interest costs of its bank facilities is likely to be in the range of 0.26% to 0.36% a year, or A$0.6 million to A$0.9 million a year before tax, assuming A$250 million in debt.

(c)                                Reduced franking capacity

Tax deductions for transaction costs associated with the demerger are expected to reduce the amount of Australian tax paid by CSR in respect of the year ending 31 March 2004. While CSR will continue to pay highly franked dividends, recommencement of fully franked dividends will be delayed as a result.

RGL will have no franking credits at the time of the demerger and, accordingly, its ability to distribute franked dividends in the future will depend on the earnings Readymix generates in Australia. The relatively high proportion of earnings generated offshore within the RGL group is likely to impact RGL’s ability to pay fully franked dividends.

1.4                              Risks of the demerger

(a)                                Decrease in combined market value of RGL and CSR shares

Although the CSR board believes that the demerger should enhance value for CSR shareholders over time, it is not possible to predict the market value of RGL shares and CSR shares following the demerger. The CSR board expects that following the demerger, a number of CSR shareholders are likely to adjust their holdings in RGL and CSR. There is a risk that the combined market values of RGL shares and CSR shares will be lower than the market value of CSR shares before the demerger, particularly while the shareholder base for each company evolves following the demerger.

(b)                                Failure of RGL to achieve an improved stock market rating

The CSR board believes a key benefit of the demerger is the opportunity it creates for RGL to achieve an improved stock market rating, on a price to earnings ratio basis, relative to the stock market rating historically achieved by CSR. There is a risk that this benefit may take some time to be realised or may not be realised at all. In addition, if RGL fails to obtain a stock market rating consistent with those attributed to other heavy building materials companies that have the majority of their operations in the US, it may be vulnerable to an opportunistic takeover offer.

(c)                                Reduction in size and earnings diversification

As a result of the demerger, the RGL and CSR groups will each be smaller than the CSR group is currently and will have reduced earnings diversification. As a result, the cyclical nature of their respective product markets may result in each company having more volatile earnings than CSR has currently. However, shareholders can achieve diversification through their own investments and, in particular, by retaining their shares in both RGL and CSR.

The relatively smaller size of the companies may also mean that litigation against either company will have a more significant effect on that company’s financial position and share price than it would on the financial position and share price of CSR before the demerger.

(d)                                Investor perception of CSR after the demerger

The CSR board believes that, in the past, investors are likely to have given greater attention to the businesses that will be owned by the RGL group after the demerger than to the businesses that will be owned by the CSR group after the demerger.

The CSR board recognises that following the demerger CSR’s share price could be adversely impacted by investors’ relative unfamiliarity with CSR Building Products, Aluminium and CSR Sugar – including their strategic fit, the influence on CSR’s earnings of movements in the Australian building cycle, aluminium and sugar prices and the US$/A$ exchange rate, as well as the effect of the loss of the RGL group’s earnings.

However, the CSR board believes that after the demerger the increased visibility of CSR’s remaining core businesses of CSR Building Products, Aluminium and CSR Sugar, should assist investors in better understanding those businesses.

(e)                                Lower individual index weightings than CSR’s current weighting

Following the demerger, RGL and CSR will each have a lower market capitalisation and stock market index weighting than CSR has currently. There is a risk that this may result in a lower level of institutional investor interest in each of the demerged entities than there presently is in CSR.

(f)                                  Novation risk

Historically, CSR owned the Readymix businesses directly and entered into a number of contracts with, and provided certain guarantees to third parties with respect to those businesses. There is a risk that these third parties will not be willing to novate those contracts to companies in the RGL group (by agreeing that RGL group companies will assume CSR’s contractual rights and liabilities) and release CSR from its guarantee obligations before the demerger takes effect or at all. If that is the case, CSR will have continuing obligations under those contracts after the demerger even though it will not be in a position to monitor or control the conduct of the RGL group’s businesses in relation to those contracts at that time. If the demerger proceeds, however, CSR will be indemnified by the RGL group in relation to any liability CSR may have under those contracts and guarantees.

1.5                              Other relevant considerations

(a)                                Independent expert’s opinion

The CSR board commissioned an independent expert, KPMG Corporate Finance, to prepare a report stating whether, in its opinion, the demerger is in the best interests of CSR shareholders and whether the demerger will materially prejudice CSR’s ability to pay its creditors.

After carefully considering all aspects of the demerger proposal, KPMG Corporate Finance concluded that the demerger is in the best interests of CSR shareholders and will not materially prejudice CSR’s ability to pay its creditors. KPMG Corporate Finance’s full report is set out in part 12 of this booklet.

(b)                                Taxation implications

The demerger will give rise to tax implications for CSR shareholders. CSR shareholders should consider these tax implications when making a decision on the demerger. For a more detailed discussion of the tax consequences of the demerger, shareholders should carefully read part 8 of this booklet and obtain professional advice as to the tax consequences of the demerger.

(c)                                Information on RGL in the US

As a company that files reports under the United States Securities Exchange Act of 1934 (US Exchange Act), CSR is required to file annual and other reports with the US Securities Exchange Commission (US SEC) that comply with the disclosure requirements of the US Exchange Act. Among other things, CSR is required to reconcile its annual financial statements prepared in accordance with Australian Generally Accepted Accounting Principles (GAAP) to US GAAP.

RGL intends to register its ordinary shares under the US Exchange Act and intends to file a registration statement with the US SEC within 120 days of the end of its fiscal year ending 31 March 2003. Once its ordinary shares are registered, RGL will be required to file annual and other reports with the US SEC that comply with the disclosure requirements under the US Exchange Act, including the requirement to reconcile its annual financial statements prepared in accordance with Australian GAAP to US GAAP.

(d)                                Ineligible Overseas Shareholders do not receive RGL shares

CSR shareholders whose registered addresses on the CSR register are outside Australia, Abu Dhabi (United Arab Emirates), Hong Kong, New Zealand, Singapore, the United Kingdom and the United States on the Record Date will not be entitled to receive RGL shares under the Scheme unless CSR determines those shareholders to be so entitled.

These shareholders will continue to be entitled to hold their CSR shares. However, the RGL shares they would otherwise have received will be issued to a nominee on the Demerger Date and sold, with the net proceeds remitted to those Ineligible Overseas Shareholders. The sale price of the RGL shares and the proceeds of sale that Ineligible Overseas Shareholders will receive cannot be guaranteed. Refer to part 2.5(e) for further details regarding Ineligible Overseas Shareholders.

(e)                                Alternatives considered by the CSR board

In 1998, CSR announced that it would pursue a broad range of initiatives aimed at creating more value for CSR shareholders. These initiatives have included:

•                                            increasing the CSR group’s focus on heavy building materials, particularly in the US, by Rinker’s acquisitions (25 such acquisitions have been made since March 1998 at a cost of about A$2.8 billion);

•                                            rationalising the balance of CSR’s business portfolio (there have been 22 divestments since March 1998 generating sale proceeds to CSR of about A$1.5 billion); and

•                                            industry restructuring initiatives, aggressive performance improvement programs and financial strategies such as share buybacks.

As part of these initiatives, and in the context of pursuing the growth of Rinker’s US heavy building materials operations, the CSR board actively considered other forms of restructuring before announcing the demerger. CSR has evaluated a range of further restructuring options, including:

•                                            trade sales of CSR Building Products, Aluminium and CSR Sugar (the businesses that will be conducted by CSR after the demerger) which included, where appropriate, CSR seeking offers from potential buyers of those businesses;

•                                            a range of alternative demerger options including initial public offerings and demergers of Rinker or CSR Sugar; and

•                                            not undertaking further restructuring.

CSR directors believe that the value that may have been obtained from these initiatives would not reflect their full value to CSR shareholders. The directors believe that the demerger of the RGL group described in this booklet is the best alternative currently available to CSR to create value for its shareholders.

(f)                                  Implications if the demerger does not proceed

If CSR shareholders or the Court do not approve the Scheme, the demerger will not proceed. In that event:

•                                            CSR shareholders will not receive shares in RGL (or, in the case of Ineligible Overseas Shareholders, the proceeds from the sale of RGL shares);

•                                            there will be no reduction in the capital of CSR, nor will CSR pay or declare the Demerger Dividend;

•                                            CSR will continue to be listed on ASX and will continue to own RGL and its subsidiaries;

•                                            the benefits of the demerger, outlined in part 1.2, and which the CSR board believes will promote increased value for CSR shareholders, may not be realised;

•                                            the disadvantages and risks of the demerger, as outlined in parts 1.3 and 1.4 of this booklet, may not arise; and

•                                            the CSR board and management may reconsider other alternatives to the demerger referred to in part 1.5(e). However, it is unlikely that alternative trade sales or initial public offerings would be pursued in the short to medium term because the CSR board’s evaluation of these transactions indicates that the price that could be obtained for the businesses is unlikely to reflect their full value to CSR shareholders. Therefore, it is likely that the CSR group will retain its current structure at least in the short to medium term.

Part 2
Details of the demerger

2	Details of the demerger

	2.1	Internal restructure
	2.2	Elements of the demerger
	2.3	Demerger procedure
	2.4	Determination of entitlements under the Scheme
	2.5	Effect of the Scheme
	2.6	ASX listing of RGL and CSR
	2.7	Timetable for implementation of the demerger
	2.8	Brokerage offer

2                                        Details of the demerger

2.1                              Internal restructure

The CSR group is undergoing an internal restructure, further details of which are set out in part 9.3 of this booklet. The internal restructure is expected to be completed prior to the Effective Date. The restructure will result in the RGL group and the CSR group after the demerger owning the companies and businesses described in parts 3 and 5 respectively.

CSR is also in the process of restructuring its financing arrangements. Further details of this process are set out in parts 4.4(b) and 6.4(b) of this booklet.

2.2                              Elements of the demerger

On 3 February 2003, RGL entered into the Deed Poll in favour of CSR shareholders under which RGL promised to take the steps to be performed by it under the Scheme, including applying for admission to the official list of ASX and for official quotation of RGL shares on ASX, and issuing RGL shares as contemplated by the Scheme.

The demerger proposal has three key elements: the Demerger Dividend, the Capital Reduction and the Scheme. These key elements are described below. For the demerger to proceed, CSR shareholders must vote in favour of the Scheme (by the majorities set out in part 2.3(a)(3) of this booklet) and the Capital Reduction (by the majorities set out in part 2.3(b)(3) of this booklet).

A number of other conditions must also either be satisfied or, in some cases, waived by CSR, before the demerger can proceed. These conditions include Court approval of the Scheme. The conditions are described in part 2.3(c) of this booklet.

On approval of the Scheme there are three important dates: the Effective Date, the Record Date and the Demerger Date.

•                                           The Effective Date is the date on which the Court order approving the Scheme takes effect. Ordinarily this would be the date on which the order is lodged with ASIC. However, if this will not occur on or before 1 April 2003, CSR may ask the Court to determine that the order approving the Scheme will take effect from 1 April 2003.

•                                           The Record Date is five business days after the Effective Date and is the date on which the CSR register is examined to determine who is entitled to participate in the Scheme (including by the procedure described in part 2.4 of this booklet).

•                                           The Demerger Date is five business days after the Record Date and is the date on which RGL shares are issued to participants in the Scheme or, in the case of Ineligible Overseas Shareholders (see part 2.5(e) of this booklet), to the nominee.

(a)                                  Demerger Dividend

On the Demerger Date, the CSR board will pay a Demerger Dividend of A$0.69 for each CSR share on issue on the Record Date. CSR’s obligation to pay the Demerger Dividend is conditional on implementation of the demerger. This means that the Demerger Dividend will not be paid by CSR unless the Scheme is approved and becomes Effective. As a result of paying the Demerger Dividend, CSR’s retained earnings will decrease by A$651 million.

The number of CSR shares which a CSR shareholder is registered as holding on the Record Date, multiplied by the amount per share of the Demerger Dividend, is that CSR shareholder’s Demerger Dividend Entitlement. If the demerger is implemented, CSR shareholders will not receive their Demerger Dividend Entitlements in cash. Instead, these amounts will be applied by CSR under the Scheme towards subscribing for shares in RGL.

(b)                                  Capital Reduction

CSR has proposed the Capital Reduction Resolution to permit CSR to reduce its capital on the Demerger Date by an amount of A$1,260.3 million. The Capital Reduction has two parts:

•                                           Subscription for new RGL shares: A$0.84 a share (or a total of approximately A$798 million) will be returned to shareholders and applied under the Scheme. The number of CSR shares which a CSR shareholder is registered as holding on the Record Date, multiplied by A$0.84, is that CSR shareholder’s Capital Reduction Entitlement. If the demerger is implemented, CSR shareholders will not receive their Capital Reduction Entitlements in cash. Instead, these amounts will be applied by CSR under the Scheme, together with the Demerger Dividend Entitlements, towards subscribing for shares in RGL.

•                                           Revaluation of CSR’s RGL shares: CSR currently holds all of the 1,690 shares in RGL. If the demerger proceeds, as a result of the issue of RGL shares in connection with the Scheme, CSR’s current 100% shareholding in RGL will be reduced to a shareholding of less than 0.001% of the RGL shares then on issue. As a result, the value of CSR’s existing RGL shares will be effectively written down. A$462.3 million will be applied against CSR’s share capital account.

Under the Corporations Act, the Capital Reduction Resolution must be approved as an ordinary resolution at the General Meeting. The Capital Reduction is conditional on CSR shareholders approving the Scheme (by approving the Demerger Resolution) and on implementation of the demerger. This means that CSR will not undertake the Capital Reduction unless the Scheme is approved by CSR shareholders and becomes Effective.

(c)                                  The Scheme

Under the Scheme, RGL will be separated from CSR.

If the Scheme becomes Effective, then:

•                                           on the Demerger Date, CSR will undertake the Capital Reduction and will pay the Demerger Dividend;

•                                           on the Demerger Date, CSR will provide the Capital Reduction Entitlements and Demerger Dividend Entitlements of each CSR shareholder as at the Record Date to RGL in cash and RGL will:

•                                           in the case of each eligible CSR shareholder, issue directly to the shareholder one RGL share for each CSR share the eligible CSR shareholder is registered as holding on the Record Date; and

•                                           in the case of each Ineligible Overseas Shareholder, issue the shares to which they would otherwise have been entitled to a nominee to be sold as soon as reasonably practicable after the Demerger Date, with the net proceeds of sale being remitted to the shareholder. Each Ineligible Overseas Shareholder will be taken to have agreed to this process,

(Part 2.5(e) of this booklet explains who are eligible CSR shareholders and who are Ineligible Overseas Shareholders.)

•                                           on or shortly after the Demerger Date, the boards of CSR and RGL will be reconstituted in the manner described in parts 3.4(a) and 5.5(a) of this booklet; and

•                                           RGL will be listed on ASX.

The Scheme is set out in full in part 10 of this booklet.

2.3                              Demerger procedure

(a)                                  Scheme Meeting

(1)                                 Date and time of Scheme Meeting

In accordance with an order of the Court dated [7 February 2003], CSR shareholders will be asked to approve the Scheme at the Scheme Meeting to be held on 25 March 2003 at the Sydney Convention Centre, Darling Harbour, Sydney, commencing at 10.00 am. The notice convening the Scheme Meeting is contained in part 15 of this booklet.

(2)                                 Resolution

At the Scheme Meeting, CSR shareholders will be asked to consider and, if thought fit, to pass a resolution approving the Scheme (Demerger Resolution).

(3)                                 Majorities required to pass resolution

For the demerger to proceed, the Demerger Resolution must be passed by a majority in number of CSR shareholders voting (whether in person or by proxy) at the Scheme Meeting who must together hold at least 75% of the votes cast on the resolution.

(b)                                  General Meeting

(1)                                 Date and time of General Meeting

The General Meeting will be held on 25 March 2003 at the Sydney Convention Centre, Darling Harbour, Sydney commencing at 10.30 am (or as soon thereafter as the Scheme Meeting has been adjourned or concluded). The notice convening the General Meeting is contained in part 15 of this booklet.

(2)                                 Resolutions

At the General Meeting, CSR shareholders will be asked to consider and, if thought fit, to pass:

(A)                             as an ordinary resolution, a resolution approving the Capital Reduction for the purposes of section 256C of the Corporations Act (Capital Reduction Resolution); and

(B)                               as a special resolution, a resolution to amend rule 52.2(a) of CSR’s constitution so as to reduce the minimum number of non-executive directors of CSR from six to five.

(3)                                 Majorities required to pass resolutions

The Capital Reduction Resolution must be approved by  a simple majority of the votes cast on the resolution. This resolution must be passed in order to implement the demerger.

The resolution to amend CSR’s constitution must be approved by a 75% majority of the votes cast on the resolution. CSR shareholder approval of this resolution is not required in order to implement the demerger.

(c)                                  Conditions precedent to implementation of the demerger

The Scheme will become binding on CSR and its shareholders only if the following conditions are satisfied (or, in some cases, waived by CSR):

(1)                                 Directors’ recommendation

between the date of this booklet and the Scheme Meeting, a majority of the directors of CSR recommend and do not change or withdraw their recommendation to CSR shareholders to vote in favour of the Scheme;

(2)                                 Shareholder approvals

CSR shareholders pass the Demerger Resolution at the Scheme Meeting, and the Capital Reduction Resolution at the General Meeting, by the majorities set out in parts 2.3(a) and (b) of this booklet;

(3)                                 Restraints

no temporary restraining order, preliminary or permanent injunction or other order being issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the demerger being in effect at 9.00 am on the Second Court Date;

(4)                                 Material adverse change

no material adverse change (as defined in the Scheme) has occurred and still exists in relation to either CSR or RGL at 9.00 am on the Second Court Date;

(5)                                 Refinancing

the financing arrangements of RGL, CSR and their respective subsidiaries being restructured on terms acceptable to RGL and CSR, substantially as described in parts 4.4(b) and 6.4(b) of this booklet, including satisfaction of the conditions of the consent solicitations in relation to the US$ bonds that mature in 2004 and 2025;

(6)                                 Regulatory approvals

all approvals, consents, waivers and other acts as are necessary or, in the reasonable opinion of CSR, desirable to implement the demerger are obtained from relevant regulatory authorities on or before 9.00 am on the Second Court Date either unconditionally or on conditions reasonably satisfactory to CSR and RGL;

(7)                                 Demerger Dividend

the CSR board declaring the Demerger Dividend on or before the Second Court Date and resolving to pay it in the manner described in part 2.2(b) of this booklet;

(8)                                 Court approval

the Court approving the Scheme in accordance with section 411(4)(b) of the Corporations Act and an office copy of the order of the Court being lodged with ASIC; and

(9)                                 ASX approval and quotation

ASX approving the admission of RGL to the official list of ASX, and granting permission for official quotation of the RGL shares to be issued under the Scheme on the stock market conducted by ASX, subject only to the Scheme becoming Effective and such other conditions as may be acceptable to both CSR and RGL (acting reasonably).

Conditions (1) to (9) are for the benefit of CSR. Only conditions (1), (4) and (5) may be waived (which waiver must be in writing and, in the case of conditions (4) and (5), RGL’s written consent to the waiver must be obtained). CSR will provide a certificate to the Court at the court hearing to approve the Scheme confirming whether these conditions have been satisfied or waived.

If the Effective Date does not occur by 30 June 2003 (or such later date as the Court approves with CSR’s consent), the Scheme will lapse and the demerger will not be implemented.

2.4                              Determination of entitlements under the Scheme

For the purpose of determining which CSR shareholders are eligible to participate in the Capital Reduction and the Demerger Dividend, and to receive RGL shares under the Scheme, dealings in CSR shares will be recognised only if:

•                                           in the case of dealings of the type to be effected using CHESS, the transferee is registered in the CSR register as the holder of the relevant CSR shares by the Record Date; and

•                                           in all other cases, registrable transmission applications or transfers in respect of those dealings are received by the CSR registry on or before the Record Date.

For the purposes of determining entitlements under the Scheme, CSR will not accept for registration or recognise any transmission application or transfer in respect of CSR shares received after the Record Date. CSR will use its register in the manner described above to determine the entitlements of CSR shareholders under the Scheme.

2.5                              Effect of the Scheme

(a)                                  Holders of CSR shares

If the demerger is implemented, CSR shareholders in the CSR register on the Record Date will be credited with a capital return of A$0.84 and a dividend of A$0.69 for each CSR share they are registered as holding on the Record Date.

Under the Scheme, these entitlements will be automatically applied by CSR to the subscription for RGL shares. Upon receipt of these funds from CSR on behalf of CSR shareholders, RGL will issue one RGL share for each CSR share held by the CSR shareholder on the Record Date. RGL’s obligation to issue the RGL shares to those CSR shareholders will be discharged by RGL:

•                                           issuing those RGL shares as described above to all eligible CSR shareholders or, in the case of Ineligible Overseas Shareholders, to the nominee (as set out in part 2.5(e) of this booklet);

•                                           procuring the entry in the RGL register of the names of the eligible CSR shareholders in respect of the RGL shares issued to the CSR shareholders or, in the case of Ineligible Overseas Shareholders, the name of the nominee in respect of the RGL shares that would otherwise have been issued to the Ineligible Overseas Shareholders; and

•                                           within five Business Days of the Demerger Date, sending or procuring the dispatch to each eligible CSR shareholder by pre-paid post to the person’s address as shown in the CSR register on the Record Date, uncertificated holding statements for the RGL shares issued to them under the Scheme. In the case of joint shareholders, uncertificated holding statements for RGL shares will be sent to the address of the CSR shareholder whose name appears first in the CSR register.

For more information on the operation of the Scheme in relation to Ineligible Overseas Shareholders, see part 2.5(e) of this booklet.

(b)                                  Option holders

The CSR board believes that it would be in the best interests of the company and option holders for options to be exercised before the demerger.

In advance of the demerger, the CSR board will have declared a ‘Special Circumstance’ which will have the effect of waiving time restrictions on the exercise of options. In addition, the board will declare that the period between the issue of notice of the special shareholder meeting and implementation of the demerger will constitute a trading window.

It is proposed that, after the demerger, new issues of options or awards of shares under new plans will be made to compensate participants for those options that they will have effectively lost.

(c)                                  ADR holders

As at the date of this booklet, CSR had on issue approximately 6.3 million CSR shares represented by ADRs.

The voting rights of ADR holders are exercised by the ADR Depositary. The ADR Depositary will provide each registered ADR holder with information which will permit the ADR holder to instruct the ADR Depositary to vote the CSR shares represented by the ADR holder’s ADRs.

The ADR Depositary will receive the RGL shares on behalf of the ADR holders, arrange for the sale of the RGL shares and distribute the net proceeds of sale (after deduction of any brokerage, duties and charges) to the ADR holders.

(d)                                  Creditors

The directors of CSR believe that the demerger and, in particular, the Capital Reduction, will not materially prejudice CSR’s ability to pay its creditors. A report of the independent expert, KPMG Corporate Finance, is included in part 12 of this booklet. KPMG Corporate Finance concludes that the demerger will not materially prejudice CSR’s ability to pay its creditors.

(e)                                  Eligible CSR shareholders and Ineligible Overseas Shareholders

CSR shareholders whose address as shown in the CSR register on the Record Date is in Australia, Abu Dhabi (United Arab Emirates), Hong Kong, New Zealand, Singapore, the United Kingdom or the United States will be eligible CSR shareholders.

Similarly, CSR shareholders whose address as shown in the CSR register on the Record Date is in a place where CSR receives legal advice before the Demerger Date that the laws permit the issue of RGL shares to those CSR shareholders either unconditionally or after compliance with conditions or legal requirements which CSR regards as acceptable and not unduly onerous, will be eligible CSR shareholders.

CSR shareholders whose address as shown in the CSR register on the Record Date is in a place outside the places referred to above have been classified as Ineligible Overseas Shareholders because the issue of RGL shares to them may be prohibited by the laws of the jurisdictions in which they reside or may require compliance with conditions or legal requirements which CSR regards as onerous.

Ineligible Overseas Shareholders will be entitled to the Demerger Dividend and will participate in the Capital Reduction on the same basis as all CSR shareholders. However, Ineligible Overseas Shareholders will not be issued RGL shares. Instead, RGL will issue to a nominee the RGL shares to which the Ineligible Overseas Shareholder would otherwise have been entitled.

The nominee will sell those RGL shares on behalf of the Ineligible Overseas Shareholders and account to each Ineligible Overseas Shareholder for the net proceeds of sale of the RGL shares to which the Ineligible Overseas Shareholder would otherwise have been entitled (after deduction of any applicable brokerage, duties or other charges). The net proceeds of sale will be paid to the Ineligible Overseas Shareholders by cheque either in Australian currency drawn on an Australian bank or the currency of the country of the Ineligible Overseas Shareholder’s address in the CSR register at the Record Date being converted at the exchange rate between that currency and Australian currency at a date not more than 15 business days after the sale of the last of the Ineligible Overseas Shareholder’s entitlements (at CSR’s election), as soon as reasonably practicable after the Demerger Date. Full details of this process are contained in clause 7 of the Scheme (which is set out in part 10 of this booklet).

2.6                              ASX listing of RGL and CSR

On or about the date of this booklet, RGL will apply to ASX for admission to ASX’s official list and for quotation of the RGL shares on ASX. The application will be conditional on the approval and implementation of the demerger. Whether or not the demerger proceeds, CSR will continue to be listed on ASX.

2.7                              Timetable for implementation of the demerger

An indicative timetable setting out the important dates is listed in the front of this booklet. Timing of the events referred to below could change for a number of reasons, including delay in obtaining CSR shareholder or Court approval.

In summary, if the Scheme, the Capital Reduction and the other shareholder resolutions referred to in part 2.3 of this booklet are approved and all other conditions of the Scheme are satisfied (or, in some cases, waived by CSR):

•                                           The Court will be asked to approve the Scheme pursuant to section 411(4)(b) of the Corporations Act at a hearing to be held shortly after the Scheme Meeting. It is expected that this will occur on or about [27 March 2003].

•                                           If the Court approves the Scheme, the Effective Date of the Scheme will be the date the Court order approving the Scheme takes effect. Ordinarily this would be the date on which the order is lodged with ASIC. It is expected that this will occur on or about [28 March 2003] (assuming the Court order is made on or before that date). However, if the Court order cannot be lodged on or before 1 April 2003, CSR may ask the Court to determine that the order approving the Scheme will take effect from 1 April 2003.

•                                           CSR will notify ASX when the Scheme becomes Effective.

•                                           At the opening of trading on ASX on the first business day following the Effective Date, CSR shares will cease trading on ASX on a cum-entitlement basis (that is, purchasers of CSR shares prior to that date will be entitled to receive RGL shares under the Scheme, provided they remain on the CSR register on the Record Date).

•                                           On the Demerger Date, CSR will undertake the Capital Reduction and pay the Demerger Dividend in the manner described in parts 2.2(a) and (b) of this booklet. CSR will provide the Capital Reduction Entitlement and Demerger Dividend Entitlement of each CSR shareholder to RGL.

•                                           On the Demerger Date, RGL will issue to each CSR shareholder or, in the case of CSR shareholders who are Ineligible Overseas Shareholders, to the nominee, the number of RGL shares to which that CSR shareholder is entitled under the Scheme and will enter the names of each new RGL shareholder or the nominee (as required) on the RGL register.

RGL shares will initially trade on ASX on a deferred settlement basis. This is expected to be from on or about 31 March 2003. Normal trading of RGL shares is expected to commence on 23 April 2003.

Holding statements will be issued to the new RGL shareholders within five business days of the RGL shares being issued and these holding statements will be sent to the RGL shareholders at the address shown on the CSR register.

If the Effective Date does not occur by 30 June 2003 (or such later date as the Court approves with CSR’s consent), the Scheme will lapse and the demerger will not proceed.

2.8                              Brokerage offer

CSR is offering to pay brokerage (up to a maximum of A$300) in respect of certain retail purchases of CSR shares which are made during the period of up to four weeks immediately following the date on which CSR shares start trading ‘ex’ the entitlement to RGL shares (that is, the business day after the Effective Date).

This offer only applies to a buy order for a minimum of A$500 worth of post-demerger CSR shares calculated using the price paid for that order (otherwise known as a marketable parcel) or, if less than a marketable parcel of CSR shares is held, a minimum of the number of CSR shares required to increase the holding to a marketable parcel, and in each case up to a maximum of 20,000 CSR shares.

Further detailed terms of this offer will be sent to all stockbrokers who are ASX participants. As the offer will be subject to certain conditions, before placing their orders, investors should confirm that their stockbrokers are participating in the offer and that their orders qualify under the offer.

Part 3
The RGL group’s operations after the demerger

3	The RGL group’s operations after the demerger

	3.1	Overview of the RGL group
	3.2	Construction and building materials industry
	3.3	The RGL group’s operations
	3.4	Directors, senior management and employees
	3.5	Corporate activities
	3.6	Risk factors

3                                        The RGL group’s operations after the demerger

3.1                              Overview of the RGL group

(a)                                  Introduction

Following the demerger, RGL group companies will be leading manufacturers and suppliers of heavy building materials in the US and Australia. In the US, Rinker is one of the largest producers of heavy building materials with its principal operations in Florida and Arizona, and additional operations in 29 other states. Products include aggregate, cement, concrete, concrete block, asphalt, concrete pipe, pre-stressed concrete products and polyethylene pipe. Rinker also has a gypsum wallboard distribution business in Florida. Since 1998, Rinker has grown through a number of acquisitions including the US$540 million acquisition in September 2002 of Kiewit, the leading producer of aggregate, concrete and asphalt in Arizona.

In Australia, RGL group’s subsidiary Readymix is one of the leading producers of aggregate, concrete, concrete pipe and other concrete products. Readymix will also hold substantial joint venture interests in cement and asphalt operations, and will own a 70% interest in a concrete and aggregate business in China.

The chart below provides an overview of RGL group companies’ operations. For internal reporting and management purposes, Rinker is organised on both a regional and product basis.

Rinker product groups

•                                           Aggregate: Rinker extracts aggregate which is crushed and sized for delivery to customers, primarily for use in the production of concrete, road base and asphalt. Rinker’s principal operations are in Florida and, since the acquisition of Kiewit, in Arizona. Overall, Rinker is now the fifth largest supplier of aggregate in the US, with 91 quarries, sand and aggregate plant operations. Rinker is a market leader, as measured by production, in Florida, Nevada and, since its acquisition of Kiewit, Arizona. Rinker produced over 50 million tonnes of aggregate for the year ended 31 March 2002. If Kiewit (which was acquired by Rinker in September 2002) had been acquired at the beginning of the year ended 31 March 2002, it is estimated that Rinker’s aggregate production for the year would have been about 70 million tonnes. For the six months ended 30 September 2002,

Rinker’s estimated end markets for aggregate, by revenue, were reasonably evenly divided among residential, commercial and civil construction.

•                                         Cement: Cement is produced through a highly capital intensive process with limestone as the major raw material. Rinker is the leading cement supplier in Florida in terms of volume sold, operating two plants which produced about 1.6 million tonnes for the year ended 31 March 2002. Rinker also has two strategically located cement import terminals in Florida which imported 1.4 million tonnes for the year ended 31 March 2002. For the six months ended 30 September 2002, Rinker’s estimated external end markets for cement, by revenue, were about 65% residential, 30% commercial and 5% civil construction.

•                                         Concrete, concrete block and asphalt: Rinker produces concrete by combining cement, aggregate, water and additives in batch plants for delivery to customers’ sites in mixer trucks. It produced over 6 million cubic metres of concrete for the year ended 31 March 2002. If Kiewit had been included for the year ended 31 March 2002, it is estimated that concrete production would have been about 9 million cubic metres. Rinker is a market leader in Florida, Nevada and, since its acquisition of Kiewit, Arizona, and now has 147 concrete plants. For the six months ended 30 September 2002, Rinker’s estimated end markets for concrete and concrete block, by revenue, were about 65% residential, 25% commercial and 10% civil construction. Asphalt was almost 100% civil construction.

Rinker produced around 130 million units of concrete block for the year ended 31 March 2002. Concrete block is used for residential and commercial building. Rinker’s concrete block operations are principally located in Florida and Nevada where it was the market leader in terms of production for the six months ended 30 September 2002.

Rinker also produces asphalt which is used for roads, highways and airports with plants located in Arizona, northern California, Oregon and Washington state.

•                                         Concrete pipe: Concrete pipe is produced by inserting concrete into a mould that is subsequently removed. Rinker, through Hydro Conduit, is one of the leading suppliers of reinforced concrete pipe and pre-cast concrete products in the US with production of around 3.2 million tonnes for the year ended 31 March 2002 from 55 plants in 23 states. Hydro Conduit’s principal product is concrete pipe which is used for storm water transmission, sewerage and irrigation. For the six months ended 30 September 2002, Hydro Conduit’s estimated end markets, by revenue, were about 30% residential, 25% commercial and 45% civil construction.

•                                         Other businesses: Rinker’s other businesses include gypsum supply, pre-stressed concrete products and polyethylene pipe operations.

Readymix businesses

In Australia, Readymix operates a vertically integrated heavy building materials business with leading market positions. As at 31 December 2002, Readymix (including its joint venture business in China) had 361 operating plants with 83 quarries and sand mines, 227 concrete plants and 18 concrete pipe and product plants. Concrete pipes and products are produced by Readymix’s Humes business. In Australia, Readymix also has a 50% interest in a cement joint venture (Australian Cement Holdings Pty Limited (ACH)) and before the Effective Date will have acquired CSR’s 50% interest in an asphalt joint venture. It was announced on 26 November 2002 that, subject to Australian Competition and Consumer Commission (ACCC) approval and completion of due diligence, ACH intends to merge with Queensland Cement Limited (QCL), to form Australia’s largest cement group. If the merger is completed, the new group will be an unincorporated joint venture owned 50% by Holcim Limited and 25% each by Readymix and Hanson plc. In Tianjin,

China, Readymix has a 70% interest in an integrated concrete and quarry joint venture business.

RGL group pro-forma revenue

The charts below set out the RGL group’s pro-forma revenues by business and geography for the six months ended 30 September 2002.

By business

By geography

Note:                   The above revenue charts exclude Kiewit. Rinker revenue excludes internal revenue generated by sales between RGL group companies (see part 4).

(b)                                  Business strengths

The key business strengths of companies in the RGL group include:

•                                         Leading market positions in geographic regions in the US and Australia: Rinker is one of the largest heavy building materials companies in the US in terms of revenue. On a national basis, measured by estimated volumes, it is the fifth largest producer overall of aggregate and the second largest producer overall of both concrete and concrete pipe and products for the six months ended 30 September 2002.

Rinker holds an estimated number one or number two market position, measured by volume, in most of the regions in which it operates, with estimated revenues from these regions accounting for more than 90% of Rinker’s revenues for the six months ended 30 September 2002. In Florida, which accounted for 54% of Rinker’s revenue for the six months ended 30 September 2002, Rinker held leading market positions, as measured by volume, in concrete, concrete block, cement and aggregate. Rinker has leading positions in Nevada (in aggregate, concrete and concrete block) and following the acquisition of Kiewit, Rinker also holds leading positions, as measured by volume, in Arizona (in aggregate, concrete and asphalt).

In Australia, Readymix is one of three major producers of aggregate and concrete and is one of two major producers of concrete pipe. Emoleum (an asphalt joint venture in which it is intended Readymix will have a 50% interest after the demerger – subject to obtaining necessary third party consents to the transfer of that interest) is one of three major producers of asphalt in Australia, as measured by volume. ACH, Readymix’s cement joint venture, is one of the four largest producers by volume.

•                                         Strategically located in high growth states in the US: Rinker’s operations are strategically located in many of the US states, particularly Florida, Arizona, Texas and Nevada, that achieved the highest growth in population in the 1990s. For the six months ended 30 September 2002 (assuming Kiewit had been acquired at the beginning of the period), about 75% of Rinker’s revenues were generated from the top 10 US states in terms of compound average annual population growth between calendar years 1990 and 2000.

Top 10 US states annual population growth 1990–2000

Source: US Census Bureau, 2001. States highlighted in red represent states in which the RGL group operates.

Rinker’s operations are also strategically located in US states that have benefited from significant increases in federally funded infrastructure spending on roads, highways and bridges. Rinker has operations in a number of US states that received the largest percentage increase in federal infrastructure funding under the Federal-Aid Highway Program, Transportation Equity Act for the 21st Century (TEA 21), introduced in 1998. Funding under TEA 21 expires in 2003 and a new bill to authorise US Government infrastructure funding for the period 2004 to 2009 is under discussion.

Increase in TEA 21 Highway category in selected states with Rinker operations

STATE	TEA 21 AUTHORISATION 1998–2003 (US$ BILLION)	% INCREASE OVER 1992–1997 AUTHORISATION
South Carolina	2.5	79
Georgia	5.5	70
Tennessee	3.6	62
Virginia	4.0	62
Nevada	1.1	62
Texas	11.3	61
Kentucky	2.7	60
Arizona	2.4	60
Florida	7.3	57

Source: US House of Representatives Transportation Committee, May 1998.

The table above shows a sampling of authorisation under TEA 21 in the Highway category from 1998 to 2003 in certain states where federal highway funds have risen significantly since the 1992 to 1997 authorisation expired. Authorisation may not represent actual spending, which depends upon the annual release of funds by the US Government.

•                                         Vertically integrated heavy building materials business: Rinker operates as an integrated heavy building materials business in its major operating regions, particularly Florida, where its operations include aggregate, cement (production and imports), concrete and concrete block. This provides Rinker with a number of benefits including the ability to manage supply (allowing better quality and delivery control), security of aggregate and cement supply for its concrete operations, and direct relationships with the end users of concrete. The end users of concrete principally determine volumes, not only for concrete, but also for its primary component products, aggregate and cement. In addition, in Florida,

Rinker is able to fully utilise its cement production capacity and satisfy its additional demand by purchasing cement from domestic or overseas cement producers.

In Arizona, Oregon and Washington state, Rinker’s operations include aggregate, concrete and asphalt. In Nevada, the business includes aggregate, concrete and concrete block. In Tennessee, the business includes aggregate and concrete. In Australia, Readymix produces aggregate, concrete and concrete pipe and products and has a 50% interest in joint venture businesses which produce cement and asphalt.

•                                         Balanced exposure to different heavy building materials segments: Rinker and Readymix have relatively balanced exposures to the residential, commercial and civil segments of the heavy building materials industry. This exposure to the different segments reduces the potential volatility of RGL’s earnings compared to if it were overly reliant on one or two of those segments. A breakdown of estimated revenue by segment for Rinker and Readymix for the six months ended 30 September 2002 is provided below.

Rinker

Readymix

Note: The above chart for Rinker excludes Kiewit.

•                                         Track record of successful expansion: In the US, Rinker has a track record of identifying, acquiring and integrating both bolt-on acquisitions (which share existing administration, supply and distribution arrangements) and large regional expansion acquisitions. Since 1998, Rinker has made 25 acquisitions for a total investment of about A$2.8 billion, which have contributed to a significant increase in revenue and profitability. In 2000, the acquisition of Florida Crushed Stone (US$348 million) consolidated Rinker’s position in the Florida market and the acquisition of American Limestone Company (US$211 million) significantly expanded its operations into Tennessee.

The recent acquisition of Kiewit (US$540 million) in combination with Rinker’s existing operations gives it a strong presence in a number of western US states, particularly Arizona, northern California, Oregon, Washington state and Nevada. This provides Rinker with another platform to pursue additional bolt-on acquisition opportunities.

Rinker has also invested in a number of capital projects to upgrade and improve the efficiency of its existing operations. Between 31 March 1998 and 31 March 2002, Rinker invested more than US$300 million on such projects. Major projects included the Miami cement mill upgrade and the construction of new pipe plants in Houston, Miami and Frederick, Maryland.

•                                         Strong profitability and cash flows as well as financial flexibility to pursue future acquisitions: The RGL group’s profitability increased significantly over the past three financial years. Between the years ended 31 March 2000 and 31 March 2002, RGL group’s pro-forma revenue, EBITDA and EBIT increased by 34.9%, 54.8% and 46.8%, respectively.

The RGL group’s pro-forma cash flow from operating activities before interest income and income tax (defined in part 4.1(e) of this booklet) was A$564.3 million, A$842.8 million and A$1,008.9 million in the years ended 31 March 2000, 2001 and 2002, respectively. RGL group’s significant cash flows and anticipated investment grade credit rating are expected to provide the RGL group with the financial flexibility to fund future acquisitions.

•                                         Experienced management team: RGL group companies have strong management teams with substantial experience in the heavy building materials industry and a commitment to maintaining the highest ethical standards across the group’s operations. RGL’s chief executive officer, David Clarke, has been the chief executive officer of Rinker Materials since 1992 and a director since 1987. He has been a director of CSR since 1996. In addition to his experience in the US, David also has significant experience in other markets, having worked in construction materials in the UK, South East Asia and Australia.

David is supported by senior management with a balanced mix of financial, technical, marketing, operational and strategic management capabilities. In particular, management has a track record of making value creating acquisitions and reducing costs through the implementation of operational improvement programs. The CSR board believes that RGL group companies have developed a high performance culture supported by incentive schemes designed to create value for shareholders. Businesses within the RGL group in the US and Australia are currently organised into over 100 market-oriented performance groups designed to improve accountability and to reward strong performance.

(c)                                  Business strategies

The RGL group aims to be in the top quartile of its construction materials industry peers with respect to growth in revenue, EBITDA and shareholder value, as measured by return on capital. RGL group companies’ strategies to achieve these goals include:

•                                         Achieving the number one or number two market position in each market served in the US: The management of Rinker believes that performance is enhanced by holding the number one or number two position by market share in terms of revenue in all of the markets it serves. Rinker has applied this strategy in most of its acquisitions. A substantial portion of its revenues are now generated in markets where it has leading positions. If this objective is not met after specific plans to achieve it have been implemented, the relevant business may be considered for divestment.

•                                         Overall cost leadership: Companies in the RGL group aim to hold cost leadership positions in the majority of their markets. RGL group companies aim to instil a culture of continuous improvement through the benchmarking of performance against competitors as well as the implementation of operational improvement projects. Businesses within the RGL group have a track record of generating significant cost savings with total estimated savings for the year ended 31 March 2002 of A$85 million. There are currently more than 400 active operational improvement projects across the RGL group.

•                                         Continued growth through acquisitions: Rinker has grown significantly in recent years through regional and bolt-on acquisitions.

RGL group’s acquisition growth strategy is to:

•                                           hold or develop the number one or number two positions by market share in terms of revenue, in each region, with a focus on Rinker’s growth in US states where population growth is above the national average;

•                                           focus on the acquisition of quarry operations in new regions with the acquisition of integrated operations considered on a case by case basis;

•                                           consider acquisitions, such as concrete and asphalt, to create vertically integrated operations, in markets where Rinker has quarry operations; and

•                                           consider small, value adding expansion opportunities in China and Australia, and (in concrete pipe and products) in the US.

Rinker is expected to use its regional presence in the south-east and western US to pursue bolt-on acquisitions with the current objective of investing an average of US$200 million a year on acquisitions.

•                                         A safe workplace: RGL group companies recognise that good safety performance is an integral part of good business performance. The RGL group is focused on improving the safety of its companies’ workplaces in the interests of all stakeholders. RGL group companies’ policies and approaches to managing health and safety are based on the key principles of management accountability, personal responsibility and training. In the US, Rinker has reduced the number of employee injuries in recent years, with the total recordable injury frequency rate (TRIFR, which records the number of injuries per million hours worked) falling by more than 50% in the past three years ended 31 December 2002, from 50 to 21. Related US construction materials industry operations have a reported injuries per million hours worked of about 42 to 50 (US Bureau of Labor Statistics 2000). In Australia, over the past three years ended 31 December 2002, Readymix’s TRIFR also fell significantly, from 68 to 25.

3.2                              Construction and building materials industry

(a)                                  United States industry overview

Based on data compiled by Dodge, a division of the McGraw-Hill Companies, the US construction and building market was estimated to have been about US$448 billion in calendar year 2001 (about 4.4% of US gross domestic product). The Dodge estimates provided below show the total value of contracts for new construction projects, including the cost of all types of building and construction materials, some of which are not produced by Rinker, and the cost of labour. In providing these estimates to Rinker, Dodge allocates the total value of a new contract over the contract period.

The construction materials industry primarily operates on a regional basis due to significant transportation costs and low value products. According to Dodge, the three largest US regional construction markets, as measured by total value of construction contracts in calendar year 2001, were California, Texas and Florida.

The construction materials industry comprises three major segments; residential, commercial (non-residential) and civil (non-building). Residential construction includes single and multi-dwelling residential housing. Commercial construction includes office buildings, hotels, shopping malls, sports stadiums, education facilities and hospitals. Civil construction involves the construction of roads, highways, bridges, dams as well as many other infrastructure projects. For calendar year 2001, Dodge estimates that the total value of construction contracts in the US was residential 48%, commercial 31% and civil 21%.

The construction market is generally cyclical but with a general upward trend. Based on Dodge estimates, the total value of construction contracts in the US grew by a compound annual rate of 7.8% between calendar years 1992 and 2001. The key factors impacting on construction and building activity in the US include:

•                                           population growth;

•                                           economic growth;

•                                           interest rates;

•                                           business and consumer confidence; and

•                                           government infrastructure spending.

Estimated US construction and building expenditure

Source: Dodge 2002 (calendar year end).

At the date of this booklet, Rinker management believes recent economic data is providing both positive and negative signals as to the strength of US construction spending. Both business and consumer confidence weakened during 2002 and some state government budgets are moving into deficit. However, low interest rates are encouraging mortgage refinancing, leaving individuals with more disposable income.

Residential

For calendar year 2001, Dodge estimates that the total value of residential construction contracts was US$215.7 billion, which represented about 48% of the total estimated value of all US construction contracts. Based on the estimates in the following chart, the value of residential construction contracts increased by a compound annual rate of 8.1% between calendar years 1992 and 2001.

Estimated value of US residential construction contracts

Source: Dodge 2002 (calendar year end).

The key factors influencing residential construction include population growth, interest rates, personal income growth and consumer confidence. The US Census Bureau estimates that annual population growth in the US averaged 1.2% between calendar years 1990 and 2000. Interest rates have declined significantly with the US Federal funds rate falling from 4.0% at the beginning of calendar year 1992 to 1.75% by the end of calendar year 2001. Based on estimates by the US Department of Commerce Bureau of Economic Analysis, gross domestic product, a key driver of personal incomes, has grown at an annual compound rate of 6.0% between calendar years 1992 and 2001.

For the nine months ended 30 September 2002, Dodge estimates that the total value of residential construction contracts in the US was US$178.3 billion, representing a 9.3%

increase compared to the nine months ended 30 September 2001. Since the start of 2002, US interest rates have continued to decline, with the US Federal funds rate falling to 1.34% for November 2002.

The US Census Bureau estimates that residential housing starts grew steadily by a compound annual rate of 3.3% between calendar years 1992 and 2001. Although the absolute number of residential housing starts during 2000 and 2001 was below the level in 1999, total construction spending grew year on year between 1999 and 2001. Rinker management believes this was primarily due to increased construction of higher value residential developments. The US Census Bureau estimates that the building of single residential housing represented about 80% of total residential new starts between calendar years 1992 and 2001.

US residential housing starts

Source:        US Census Bureau: New privately owned housing units started (calendar year end).

Commercial

For calendar year 2001, Dodge estimates that the total value of commercial construction contracts was US$140.1 billion, representing about 31% of the total value of US construction contracts. Based on Dodge estimates, the total value of US commercial construction contracts increased by a compound annual rate of 8.3% between calendar years 1992 and 2001. The key factors influencing commercial construction include population growth, industrial and office vacancies, interest rates and consumer and business confidence.

For the nine months ended 30 September 2002, Dodge estimates that the total value of commercial construction contracts in the US was US$100.9 billion, representing a 3.7% decrease compared to the nine months ended 30 September 2001. During 2002, office construction declined due to high vacancy rates. Manufacturing plant construction and hotel and casino building were also weak in 2002.

Estimated value of US commercial construction contracts

Source:        Dodge 2002 (calendar year end).

Civil

For calendar year 2001, Dodge estimates that the total value of civil construction contracts was US$92.3 billion, representing about 21% of the total value of US construction contracts. Based on Dodge estimates, the total value of US civil construction contracts spending increased by a compound annual rate of 6.5% between calendar years 1992 and 2001. For the nine months ended 30 September 2002, Dodge estimates that the total value of new civil construction contracts in the US was US$76.9 billion, representing a 13.0% increase compared to the nine months ended 30 September 2001.

Estimated value of US civil construction contracts

Source:        Dodge 2002 (calendar year end).

One of the key factors influencing the civil construction market is the level of government infrastructure funding. Since 1998, state levels of funding for roads, highways and bridges have been primarily determined by the Federal-Aid Highway Program, Transportation Equity Act for the 21st Century (TEA 21). TEA 21 set federal authorisation from September 1997 to September 2003 at US$218 billion, with actual spending dependent on the annual release of funds by the US Government. A new bill to apportion US Government infrastructure funding for the period 2004 to 2009 is under discussion.

(b)                                  US regional markets overview

As noted above, the US construction industry primarily operates on a regional basis. Following the acquisition of Kiewit, Rinker expects to generate the majority of its revenue from Florida and Arizona. Rinker also has significant operations in Texas, Nevada, Washington state, Tennessee, Kentucky and Georgia.

Florida

Florida’s construction materials market for the six months ended 30 September 2002 (assuming Kiewit had been acquired on 1 April 2002) accounted for 45% of Rinker’s revenue. For calendar year 2001, Dodge estimates that total value of construction contracts in Florida was US$35.6 billion, representing about 7.9% of the total value of construction contracts in the US. Based on Dodge estimates, the total value of construction contracts in Florida increased by a compound annual rate of 9.9% between calendar years 1992 and 2001. For calendar year 2001, Dodge estimates that the total value of residential construction contracts accounted for 59%, commercial contracts for 27% and civil contracts for 14% of the total value of construction contracts in Florida.

Relative to total US construction and building spending, Florida has been positively impacted by population growth higher than the US national average, economic growth (as measured by gross state product) and TEA 21 funding. Based on population estimates obtained from the US Census Bureau, Florida’s population has grown by a compound average annual rate of 2.1% from 1990 to 2000, compared to the US national average of 1.2%. Based on estimates provided by the US Department of Commerce Bureau of Economic Analysis, gross state product has grown by a compound annual rate of 6.5% from 1992 to 2000. Florida was authorised US$7.3 billion of TEA 21 funds in the Highway category for the period 1998 to 2003. This represented a 57.3% increase in federally funded infrastructure spending compared to the funding from 1992 to 1997.

During 2002, the Florida construction materials market continued to strengthen. For the nine months ended 30 September 2002, Dodge estimates that total value of construction contracts in Florida was US$29.6 billion, representing a 12.0% increase compared to the nine months ended 30 September 2001.

Rinker’s major competitors in Florida (in aggregate, concrete, concrete block and cement) are Florida Rock Industries, Inc. (Florida Rock), Tarmac America Incorporated, RMC Group plc (RMC Group) and Cemex SA de CV (Cemex). In addition, Rinker also faces competition from a number of smaller operators.

Arizona

Based on the six months ended 30 September 2002, and assuming a full six months contribution from Kiewit, Arizona would have represented an estimated 15% of Rinker’s total revenue.

For calendar year 2001, Dodge estimates that the total value of construction contracts in Arizona was US$13.6 billion, representing about 3% of the total value of construction contracts in the US. Based on Dodge estimates, the total value of construction contracts in Arizona increased by a compound annual rate of 11.4% between calendar years 1992 and 2001. For calendar year 2001, Dodge estimates that the total value of residential construction contracts accounted for 61%, commercial contracts for 25%, and civil contracts for 14% of the total value of construction contracts in Arizona.

Relative to total US construction and building spending, Arizona has been positively impacted by population growth higher than the US national average, economic growth and TEA 21 funding. Based on population estimates obtained from the US Census Bureau, Arizona’s population increased by a compound average annual rate of 3.4% from calendar years 1990 to 2000. Based on estimates by the US Department of Commerce Bureau of Economic Analysis, Arizona’s gross state product has grown by a compound annual rate of 8.9% from 1992 to 2000. Arizona was allocated US$2.4 billion of TEA 21 Highway category funding for the period 1998 to 2003. This represented a 59.5% increase in federally funded infrastructure spending compared to the funding from 1992 to 1997.

During 2002, the Arizona construction materials market continued to strengthen. For the nine months ended 30 September 2002, Dodge estimates that the total value of construction contracts in Arizona was US$10.7 billion, representing a 3.4% increase compared to the nine months ended 30 September 2001.

Rinker faces competition in Arizona from national and regional companies that have varying degrees of integration. Cemex and Hanson plc (Hanson) compete in aggregate and concrete. Vulcan Materials Company (Vulcan Materials) and RMC Group compete in aggregate, concrete and asphalt. Rinker also faces competition from other regional companies.

Other

Rinker also has operations in a number of other US states. In Nevada, Rinker competes in the aggregate and concrete markets with Nevada Ready Mix (Mitsubishi Materials) as well as some regionally based operators. In Tennessee, Kentucky and Georgia, Rinker competes with other aggregate players such as Martin Marietta, Inc. and Vulcan Materials. In Washington state, Rinker competes with Glacier (Taiheiyo) and Cadman (HeidelbergCement), which produce aggregate, concrete and cement.

(c)                                  Australian market overview

For the year ended 30 June 2002, the Australian Bureau of Statistics estimates that total construction and building industry spending in Australia was A$58.8 billion. This comprises expenditure on construction materials such as aggregate, concrete and cement and building materials such as clay bricks, roofing, plasterboard and aluminium doors and windows.

Based on Australian Bureau of Statistics estimates, total Australian construction and building market spending increased by a compound annual rate of 3.0% between the years ended 30 June 1993 and 30 June 2002. The market segments are similar to those categorised for the US market, namely residential, commercial and civil. For the year ended 30 June 2002, the Australian Bureau of Statistics estimates that total construction spending by segment was about 44% for residential, 22% for commercial and 34% for civil.

For calendar years 1992 to 2001, Australian residential and commercial construction represented a lower proportion of the total value of construction contracts than in the US, while civil construction represented a higher proportion.

Over the past three years, activity in the residential segment has been influenced by taxation and government housing initiatives. The Goods and Services Tax (GST), introduced in July 2000, had a significant impact on activity – positive prior to its introduction but negative thereafter. The Australian Federal Government’s First Home Owners Grant, implemented in 2001, has stimulated increased housing demand.

During 2002, increased expenditure in the residential segment and the commencement of a recovery in the commercial and civil segments positively impacted the Australian construction market. The recovery in the civil and commercial segments over the next two to four years will principally depend on a number of approved public and private infrastructure projects. These projects include the Parramatta to Chatswood rail line and the Cross City Tunnel, already started, and others not yet in progress, including the Western Sydney Orbital motorway and the Lane Cove Tunnel, all in Sydney, and the Scoresby Freeway in Victoria.

The Australian construction industry is a consolidated industry. Readymix’s two major competitors are Boral Limited (Boral) and Hanson Australia which produce aggregate, concrete, asphalt and cement.

3.3                              The RGL group’s operations

(a)                                  Rinker

In 1981, the CSR group acquired a subsidiary in the US which operated in asphalt contracting and quarrying in South Carolina. A substantial integrated quarrying, concrete and cement company, now named Rinker Materials of Florida, Inc., was acquired in 1988.

Since 1988, Rinker has made a series of significant acquisitions:

•                                           in 1990, it acquired the aggregate, concrete, asphalt and concrete pipe subsidiaries of ARC America Corporation for US$650 million;

•                                           in 2000, it acquired American Limestone Company and Florida Crushed Stone, for US$211 million and US$348 million, respectively; and

•                                           in September 2002, it acquired Kiewit for US$540 million (net of cash). Kiewit has significant operations in Arizona as well as other states, including Oregon and northern California.

An overview of Rinker’s current operations is provided in the following chart.

Rinker facilities

The following chart shows the location of Rinker’s facilities throughout the US. Rinker currently has 367 operating plants and 28 gypsum distribution centres in 31 states across the US. Of the operating plants, 115 are located in Florida and 94 in Arizona.

Florida operations

Arizona operations

(b)                                  Rinker product groups

(1)                                 Aggregate

Overview

Rinker is estimated to be the fifth largest supplier of aggregate by volume in the US, with operations principally in the south east (Florida, Georgia, Tennessee and Kentucky) and the western states (Arizona, Nevada, Oregon, Washington state and northern California). If Rinker had acquired Kiewit at the beginning of the period, it is estimated that it would have supplied more than 70 million tonnes of aggregate in the year ended 31 March 2002.

In Florida, Rinker is the market leader, by volume sold, with a market share estimated to be about 40% for the six months ended 30 September 2002. Following the acquisition of Kiewit, Rinker is also the market leader by volume sold in Arizona.

Sales

Rinker’s aggregate operations are often integrated with Rinker’s downstream concrete and asphalt operations with about one third of Rinker’s aggregate production supplied for use in Rinker’s manufacture of concrete, concrete block, asphalt and other products. The balance is supplied to other construction companies primarily for the production of concrete, asphalt and roadbase. Rinker’s products are generally supplied at a local level directly to a large number of unaffiliated customers that are generally the end users. Rinker has no material long term supply contracts for aggregate. Rinker’s long term aggregate supply contracts are typically for specific construction projects which have been generally subject to a competitive tender process. These are generally made on the basis of competitive prices in each market area.

For the six months ended 30 September 2002, Rinker’s estimated end markets for aggregate by revenue were approximately one third each residential, commercial and civil construction.

Facilities, reserves and distribution

Aggregate (sand, gravel, limestone and crushed rock) is used for roads, civil construction and building projects and as a raw material in the production of concrete, masonry and asphalt. Aggregate production involves extracting quarry material which is then crushed and sized. The product is then distributed by truck or rail. The choice of aggregate for a particular purpose also depends largely on the local geology or availability. As aggregate is expensive to transport relative to its price, the cost of transport will generally limit the availability of aggregate to what is readily accessible in the local area. In Florida, aggregate is transported greater distances than in other states due to construction grade aggregate only being available in certain areas of the state. This is primarily achieved using an extensive railway network serving the entire east coast of Florida and into central Florida. For example, Rinker’s FEC quarry near Miami in southern Florida transports aggregate to Jacksonville in northern Florida.

Following the acquisition of Kiewit, Rinker currently operates 91 quarries, sand and aggregate plant operations located in 15 states. The majority of these are located in Florida (14), Tennessee (9), Arizona (29) and Washington state (12). Rinker’s total aggregate reserves as at 30 September 2002, including Kiewit, were estimated to be 2,340 million tonnes. At current extraction rates, limestone and hard rock aggregate reserves are expected to last over 35 years and sand reserves about 20 years on average.

Rinker’s estimated aggregate reserves as at 30 September 2002

Reserve	Volume (million tonnes)
Limestone	1,210

Hard rock	550

Sand and gravel	580

Total	2,340

Note: Reserve levels include Kiewit.

(2)                                 Cement

Overview

Rinker operates in Florida where it is a leading cement supplier by volume. For the year ended 31 March 2002, Rinker produced about 1.6 million tonnes of cement and imported 1.4 million tonnes of cement through two strategically located terminals. Rinker supplies grey and white cement and a range of special products. Total Florida cement consumption for the year ended 30 September 2002 is estimated by the US Geological Survey to be about 8.3 million tonnes.

Sales

Rinker supplies cement to its concrete businesses as well as to external pre-mix, masonry and pre-cast concrete producers and building supply companies. For the six months ended 30 September 2002, more than half of Rinker’s cement production was sold internally.

Rinker manages its cement business by fully utilising its own cement production capacity and supplying any additional demand from imports and purchasing cement from other domestic producers.

For the six months ended 30 September 2002, Rinker’s estimated external end markets for cement by revenue were about 65% residential, 30% commercial and 5% civil construction.

Facilities and distribution

The production of cement is a highly capital intensive business. The production process starts by crushing limestone aggregate. The crushed limestone aggregate and other raw materials, depending on the type of cement to be produced, are fed into a grinding process, which mixes the various materials more thoroughly and reduces them further in size in preparation for the kiln. In the dry process, the raw materials are calcined or processed at a very high temperature in the kiln to produce clinker. Clinker is the intermediate product used to manufacture cement. Finally, clinker and gypsum are fed into a cement grinding mill where they are ground into extremely fine powder to produce finished cement.

Rinker has two cement plants, in Florida in Miami and Brooksville. The Miami plant was recently upgraded and commissioned in 2000 for a total cost of US$150 million which increased annual capacity from 560,000 tonnes to about 950,000 tonnes. The Brooksville plant was acquired in 2000 as part of the Florida Crushed Stone acquisition and has an annual capacity of about 710,000 tonnes. Both cement plants are located adjacent to quarries owned and operated by Rinker that provide the limestone raw material. The estimated limestone reserves owned by Rinker exceed the currently anticipated life of the plants. Both plants are dry process technology operations that utilise modern energy efficiency and emission control systems. The plants source electricity from local utilities at state-regulated prices.

The cement produced is delivered to concrete plants and other concrete product manufacturing facilities normally within a radius of about 200 kilometres, by bulk cement tankers or in bagged form.

Rinker’s cement import terminals are in Port Everglades serving south eastern Florida and Port Canaveral serving central Florida.

(3)                                 Concrete, concrete block and asphalt

Overview

Rinker produced over 6 million cubic metres of concrete in the year ended 31 March 2002. If Kiewit had been included, the total would have been about 9 million cubic metres from 147 operating plants. In Florida, Rinker’s concrete operations are integrated with its cement and aggregate operations, providing it with a number of supply advantages. Overall, Rinker is the market leader in Florida with an estimated total market share, by volume sold in the six months ended 30 September 2002, of more than 30%. Rinker also held a market leadership position (by volume sold) in Nevada in the six months ended 30 September 2002 and, if Kiewit had been included, in Arizona.

In concrete block, Rinker produced over 130 million units in the year ended 31 March 2002, for residential and commercial building. Rinker’s concrete block operations are principally located in Florida where it was the market leader in terms of volumes sold in the six months ended 30 September 2002.

Rinker also produces asphalt which is used for roads, highways and airports with plants in Arizona, northern California, Oregon and Washington state.

Sales and facilities

Following the acquisition of Kiewit, Rinker operated 147 concrete and 23 concrete block plants, with a delivery fleet of over 2,100 vehicles. These plants are located in Arizona, California, Florida, Indiana, Nevada, New Mexico, Oregon, Tennessee and Washington state. Of the 147 concrete plants, 69 are in Florida and 51 in Arizona.

Concrete is produced by combining cement, aggregate, water and additives in a batch plant for delivery to the customer’s site in a mixer truck. For the six months ended 30 September 2002 (excluding Kiewit), Rinker’s estimated end markets for concrete by revenue were about 65% residential, 25% commercial and 10% civil construction. Rinker’s concrete operations provide a full range of products to meet a number of applications including reinforced slabs for residential construction, high strength concrete for high rise structures and flowable fill concrete for back filling trenches.

Concrete block is manufactured in factories by a continuous process of combining cement and aggregate raw materials, which are moulded and cured into required dimensions. Delivery to customers takes place on trucks, which usually have on-board material handling equipment to permit the driver to unload at the job site. Concrete block customers are primarily residential and commercial building companies.

Rinker also manufactures and sells hot-mix asphalt products. These are a mixture of aggregate and asphalt oil made to the customer’s specification in a batch plant. Rinker produced about 600,000 tonnes of asphalt for the year ended 31 March 2002. All asphalt operations are vertically integrated with Rinker’s aggregate businesses. In most instances the asphalt plant is located on the site of a Rinker quarry, offering significant synergies both in raw material supply and management and administration resources. Asphalt is sold to road contractors for the construction of highways, driveways and parking lots and directly to state and local authorities.

Concrete, concrete block and asphalt plants

	Number of plants
	Concrete	Concrete block	Asphalt	Total
Florida	69	20	0	89

Arizona	51	0	13	64

Nevada	11	1	0	12

Washington	3	0	6	9

Tennessee	7	0	0	7

California	4	0	1	5

Indiana	0	1	0	1

New Mexico	0	1	0	1

Oregon	2	0	1	3

Total	147	23	21	191

Note:                  Plant numbers include Kiewit.

(4)                                Concrete pipe

Overview

Rinker’s concrete pipe business, held through its wholly owned subsidiary, Hydro Conduit, was the second largest producer by volume of reinforced concrete pipe and concrete products in the US in the six months ended 30 September 2002. Hydro Conduit’s products are primarily concrete pipes, concrete box and other pre-cast products used for stormwater transmission, sewerage and irrigation. Auxiliary products include manholes, drainage structures and stormwater pollution prevention devices. Rinker has progressively expanded Hydro Conduit’s geographic presence since its acquisition in 1990 with a series of small bolt-on acquisitions and investment in new plant and equipment to expand production capacity.

During the past three years, Hydro Conduit has made a number of acquisitions. These have included the concrete pipe and pre-stress businesses of Wilson Concrete (Nebraska, Missouri, Iowa), Leppert (Indiana), Southern Culvert (Florida), Dura-Crete (Ohio, Indiana), Bay Pipe (Texas) and US Concrete Pipe

(Ohio). In addition, Hydro Conduit acquired the remaining 50% joint venture interest of its partner in five concrete pipe plants in the New England region.

Hydro Conduit has recently invested in new plants in Florida, South Carolina, Maryland, Louisiana and Texas.

Sales

Sales demand is driven by the construction of roads and highways, residential and commercial developments and airports. Hydro Conduit’s primary customers are general and utility contractors that provide services for federal, state and local government agencies and private developers.

In most markets Rinker competes with other large companies, including Hanson, CRH plc, RMC Group and The Cretex Companies, Inc. Despite substantial consolidation in recent years, the industry remains fragmented and localised, with over 100 producers operating more than 300 plants. High freight costs for transporting concrete pipe limit most markets to a radius of about 250 kilometres from the plant site. On a national basis, Hanson is Hydro Conduit’s principal competitor. In addition, producers of alternative plastic, metal, and fibre cement pipe products compete with Hydro Conduit, particularly in the market for small diameter pipes.

For the six months ended 30 September 2002, Hydro Conduit’s estimated end markets by revenue were 30% residential, 25% commercial and 45% civil construction.

Facilities

Hydro Conduit manufactures concrete pipe primarily using the dry cast, packerhead and wet cast processes. In the dry cast manufacturing process, a dry formulation of concrete is introduced into a mould. The concrete is then compacted by an intense mechanical vibration. The mould is immediately stripped from the product and is reused repeatedly throughout the production run.

In the packerhead method, a vertical mould is filled with a dry formulation of concrete. A revolving trowel packs the concrete outward against the mould, while simultaneously forming the inside wall of the pipe. As with the dry process, the mould is stripped and reused. In the wet cast process wet concrete is introduced into a mould. Unlike the dry and packerhead methods, the product remains in the mould until sufficient strength has developed in the concrete to allow the mould to be removed.

As at 30 September 2002, Hydro Conduit operated 55 concrete pipe plants. A program of plant upgrades and replacements over the past five years has allowed Hydro Conduit to reduce its cost structure through the benefits of more modern technology and economies of scale.

(5)                                 Other businesses

Gypsum supply

During the period 1992 to 1996, Rinker acquired several wallboard distributors in Florida, becoming one of the state’s leading distributors of gypsum wallboard. Rinker also acquired Dierco Supply, a ceiling tile and insulation distributor.

As at 30 September 2002, Rinker had 28 gypsum supply outlets in Florida (25), North Carolina (1), South Carolina (1) and Tennessee (1). An export operation in Miami ships its products to the Caribbean, and Central and South America.

Rinker’s principal competitor in gypsum supply is L&W Supply, owned by USG Corporation.

Pre-stressed concrete products

As at 30 September 2002, Rinker operated 15 pre-stressed concrete products plants across eight states, primarily in the midwest region of the US where it is one of the top three producers. Products include bridge beams, support structures, and commercial and industrial building panels.

Major customers include general and utility contractors that provide services for federal, state and local government agencies and private developers.

Competitors include a large number of regional manufacturers.

Polyethylene pipe

As at 30 September 2002, Rinker operated six high density polyethylene pipe plants in five states. Pipe is manufactured by extruding polyethylene resin in different diameters, wall thicknesses and shapes to meet customer specifications. Rinker makes and sells polyethylene pipe for water, industrial, natural gas distribution, oil and gas gathering and duct applications. The polyethylene pipe market is dominated by one major competitor, Performance Pipe, owned by Chevron Phillips Chemical Company LP, which is owned equally by ChevronTexaco Corporation and ConocoPhillips.

Rinker also owns Pipe Liners Inc, which owns the US rights for the manufacture of U-Liner™. This product enables the in-situ relining of ageing underground sewer and other pipelines without the need to dig trenches. The U-LinerTM rehabilitation process is licensed to installers throughout the US.

(c)                                Readymix

Readymix operates a vertically integrated heavy building materials business in Australia. Operations and investments include the production of aggregate, concrete, cement, asphalt (before the Effective Date) and reinforced concrete pipe and products. A subsidiary of Readymix also operates an integrated concrete and quarry joint venture in China.

Readymix has been involved in the supply of heavy building materials in Australia, initially through CSR, since 1965 when it and Blue Metal Industries Limited jointly acquired Ready Mixed Concrete Limited. In 1981, the operations of Ready Mixed Concrete were divided between CSR and Blue Metal Industries.

Readymix (through its predecessors) has made a series of acquisitions to expand into new products:

•                                          in 1974, it entered the cement industry in a joint venture with Pioneer Services Limited (since acquired by Hanson), with the acquisition of ACH;

•                                          in 1988, it acquired the reinforced concrete pipe and other concrete products business of Humes Limited;

•                                          in 1989, ACH purchased Goliath Cement of Tasmania;

•                                          in 1996, it and Vacuum Oil Company (a subsidiary of ExxonMobil Australia) formed a road surfacing joint venture to become Emoleum (in which it is intended Readymix will have a 50% interest before the Effective Date subject to obtaining necessary third party consent to the transfer of that interest);

•                                          in 2002, ACH announced its intention to merge with Queensland Cement Limited (QCL); and

•                                          as part of the demerger process CSR intends, subject to the acceptance of the other shareholders, to transfer its 40% beneficial interest in the Penrith Lakes Development Corporation (PLDC) joint venture to Readymix. Readymix will in turn agree to share future profits from land sales equally with CSR. PLDC is the principal source of coarse and fine aggregates for Readymix in the Sydney region.

In 1994, CSR established an aggregate and concrete joint venture in Tianjin, China. Readymix currently has a 70% interest in this venture and is considering acquiring the remaining 30%.

As at 31 December 2002, Readymix operated 357 plants in Australia and four in China. An overview of Readymix’s current organisation structure is provided in the following chart.

Note:                  Includes two quarries and eight concrete plants owned by Metromix and two concrete block plants in Tasmania owned by ACH. Metromix and ACH are each joint ventures 50% owned by Readymix.  Subject to obtaining necessary third party consents, it is intended that CSR’s 50% interest in the Emoleum joint venture (which produces asphalt) will be transferred to Readymix before the Effective Date.

(d)                                Readymix product groups

(1)                                   Aggregate

Readymix is one of the leading suppliers of quarry products in Australia, producing a range of coarse and fine aggregates for concrete, asphalt and road pavements. Readymix operates in all mainland states and territories of Australia. Readymix’s estimated quarry reserves total about 1.0 billion tonnes, with an average reserve life estimated to be over 45 years at current usage levels.

The Australian market for aggregate was estimated to have been over 90 million tonnes in calendar year 2001, generating in excess of A$1.3 billion in revenue. Readymix’s quarry operations are highly integrated with about 30% of aggregate volumes sold internally in the six months ended 30 September 2002. For the six months ended 30 September 2002, Readymix’s estimated aggregate end use markets were about 40% residential, 35% commercial and 25% civil construction. Readymix’s major competitors are Boral and Hanson Australia.

(2)                                   Concrete

Readymix manufactures and distributes concrete throughout all states and territories of Australia. Customers are normally located within a 20 kilometre radius of the plant. As at 31 December 2002, Readymix (including Metromix – 50% owned by Readymix) operated 227 plants.

The Australian market for concrete was estimated by the Australian Bureau of Statistics to have been 20 million cubic metres in calendar year 2001, generating about A$2.5 billion in revenue. Readymix’s major competitors are Boral and Hanson. For the six months ended 30 September 2002, Readymix’s estimated end use markets were about 40% residential, 30% commercial and 30% civil construction.

(3)                                   Concrete pipe and reinforced concrete products

Readymix produces concrete pipe and reinforced concrete products through its Humes business. Humes is one of the two leading suppliers in Australia with production capacity in excess of a million tonnes a year. As at 31 December 2002, Humes operated 18 plants producing concrete pipes, pre-cast concrete products including pre-stressed beams, stormwater pollution prevention devices and other environmental products, concrete sleepers and flooring products.

Concrete pipe and other pre-cast concrete products used in the Australian civil infrastructure market was estimated to be 1.5 million tonnes in calendar year 2001, generating more than A$700 million in revenue. For the six months ended September 2002, Humes’ estimated end use markets were about civil 45%, residential 35% and commercial construction 20%. Humes’ main competitor is Rocla Industries Limited. Small companies also compete in individual regional sectors of the market.

(4)                                   Cement

Readymix’s joint venture ACH, in which it has a 50% interest, had an estimated total market share by volume sold of more than 20% for the six months ended 30 September 2002. ACH operates two manufacturing plants, Railton Cement Works in Tasmania and Kandos Cement Works in New South Wales, and has five operating terminals in Tasmania, New South Wales and Victoria. Australian cement production was reported by the Australian Bureau of Statistics to be about 7.6 million tonnes for the year ended 30 September 2002. The estimated value of the Australian cement market for the year ended 30 September 2002 was in excess of A$800 million in revenue. ACH’s main competitors are Boral (Blue Circle Southern Cement) and Adelaide Brighton Limited, as well as imported cement. ACH produced about 1.7 million tonnes of cement in the year ended 30 September 2002 of which about 80% was sold to its shareholders.

It was announced on 26 November 2002 that ACH intends to merge with Queensland Cement (QCL), a Holcim subsidiary, to form Australia’s largest cement group. If the merger is completed, the new group will be an unincorporated joint venture owned 50% by Holcim Limited and 25% each by Readymix and Hanson. Subject to regulatory approval and the due diligence process, the merger is scheduled for completion during the first quarter of 2003.

(5)                                   Asphalt

The Emoleum joint venture is one of the leading pavement and road surfacing producers in Australia. Subject to obtaining necessary third party consents, it is intended that CSR’s 50% interest in Emoleum will be transferred to Readymix before the Effective Date. A subsidiary of ExxonMobil Australia holds the other 50% interest. Emoleum produces a wide range of road surfacing products that are used for new roads and the maintenance of existing roads. The estimated value of the Australian asphalt and road surfacing market for the year ended 31 March 2002 was about A$900 million. Emoleum’s end use market is predominantly civil construction. As at 31 December 2002, Emoleum operated 29 plants across Australia. Emoleum’s major competitors are Boral, Pioneer Road Services Pty Limited and Astec.

3.4                              Directors, senior management and employees

(a)                                  RGL directors and corporate governance

The current directors of the CSR board who have also been appointed to the RGL board will remain on the CSR board until the date of the demerger.

It is intended that the initial RGL board post demerger will comprise a non-executive chairman, four other non-executive directors and one executive director.

(1)                                   Current CSR directors who have joined the RGL board

John Morschel, DipQS, FAIM, age 59. Chairman

John Morschel joined the CSR board in 1996 and was elected chairman in 2001. He is the chairman of Leighton Holdings Limited, a director of Rio Tinto plc, Rio Tinto Limited, Singapore Telecommunications Limited and Tenix Pty Limited and is a trustee of the Art Gallery of New South Wales. He is a former managing director of Lend Lease Corporation Limited. John has particular experience in the building and construction industries.

John Arthur, LLB, age 48

John Arthur joined the CSR board in 2001. He is a senior partner at law firm Freehills and was formerly general counsel at Lend Lease Group. He is a director of Investa Properties Ltd. John is a commercial lawyer with extensive experience in property development and construction, information technology, e-commerce and the financial sector.

John Ballard, MBA, age 56

John Ballard joined the CSR board in 2001. He is the chairman of Wattyl Ltd, a director of Woolworths Ltd and a trustee of the Sydney Opera House. John has extensive experience in international manufacturing and marketing and is a former managing director of United Biscuits Asia Pacific, which included responsibility for the Smith’s snack foods business in Australia.

David Clarke, DipEng, age 59. Managing director

David Clarke joined the CSR board as an executive director in 1996. He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987. David has had senior management experience with CSR in quarrying and concrete in the UK, South East Asia and Australia.

(2)                                   Directors who will join the RGL board after the demerger

Marshall Criser, JD, age 74

Marshall Criser is a lawyer and director of Flagler Systems Inc. He is a former director of BellSouth Corporation. The former president of the University of Florida, he is now chairman of the university’s board of trustees. Marshall has been a director of Rinker Materials since 1993.

Walter Revell, BS, age 68

Walter Revell, a former secretary for transportation for the State of Florida, is currently chairman of the Florida 2020 Energy Commission as well as holding directorships of a number of listed US companies. Walter was appointed to the Rinker Materials board in 2000.

Marshall Criser and Walter Revell are not currently directors of RGL and they will not become directors of RGL until on or shortly after the Demerger Date.

(3)                                   Composition of RGL board

It is intended that non-executive directors of RGL will be independent, having no business or other relationships which might compromise their autonomy. If a potential conflict of interest does arise, the director concerned would not receive the relevant board papers and would leave the board meeting while the matter is considered. Directors will be required to keep the RGL board advised, on an ongoing basis, of any interests which could potentially conflict with those of the RGL group.

The balance of skills and experience of the RGL board will be kept under review.

Fees for non-executive directors will be based on the nature of their work and their responsibilities. In determining the level of fees, survey data on comparable companies will be considered in detail. Retiring non-executive directors will be entitled to an allowance, up to a maximum of their last three years’ remuneration after five years’ service (pro rata for a lesser period). In the case of RGL non-executive directors who retire from the CSR or Rinker Materials boards following the demerger, periods of service at CSR and Rinker Materials respectively will be treated as periods of service at RGL for the purposes of determining those directors’ allowances.

Non-executive directors will be subject to re-election by rotation at least every three years. Marshall Criser, Walter Revell and the managing director, David Clarke, propose to retire and stand for re-election at RGL’s first annual general meeting after the demerger occurs. Directors appointed after RGL lists on ASX will be required to seek re-election at the first general meeting of shareholders following their appointment. All non-executive directors will undertake not to seek re-election after serving three consecutive three-year terms.

(4)                                   Role of RGL board

The RGL board, working with senior management, will be responsible to shareholders for the company’s overall business performance. Its functions will include:

•                                           appointing, evaluating and rewarding senior management;

•                                           approving group strategies, budgets, plans and policies;

•                                           assessing performance against strategies to monitor both the suitability of those strategies and the performance of management;

•                                           reviewing operating information to understand at all times the state of health of the company;

•                                           considering management recommendations on key issues;

•                                           approving policies and overseeing the management of business risks, safety and occupational health, and environmental issues; and

•                                           ensuring legal compliance on all matters and that the highest ethical standards are maintained.

(5)                                   RGL group processes

Following the demerger, the RGL board will meet regularly in the US and Australia, including by telephone or video conference or other agreed means as necessary. Directors will receive comprehensive board papers in advance of each meeting.

(6)                                   Resources available to the RGL board

To help the RGL board maintain its understanding of the group’s businesses and to assess the people running them, directors will be briefed regularly by senior executives. Directors will also have access to a wide range of employees at all levels.

Directors will receive a comprehensive monthly performance report from the managing director – whether or not a board meeting is scheduled – and will have unrestricted access to company records and information.

New directors will receive a comprehensive information pack, special briefings from management and visit key sites to assist in rapidly understanding the businesses and issues in the RGL group.

Directors may obtain independent professional advice at RGL’s expense on matters arising in the course of their board and committee duties after obtaining the chairman’s approval. All directors will be provided with a copy of such advice and will be notified if the chairman’s approval is withheld.

(7)                                   RGL board committees

Specific board committees will assist the full RGL board.

•                                           The audit committee will advise the RGL board on all aspects of the internal and external audit, including the independence of RGL’s external auditor and the adequacy of accounting and risk management procedures, systems, controls and financial reporting.

•                                           The safety, health and environment committee will review and report to the board on the management of the company’s safety, health and environmental responsibilities. The committee will receive regular reports from management, review the adequacy of management systems and performance, ensure that appropriate improvement targets and benchmarks are in place and monitor potential liabilities, changes in legislation, community expectations, research findings and technological changes.

•                                           The remuneration and human resources committee will advise the board on remuneration policies and practices and other human resources issues, evaluate the performance of the managing director against pre-agreed goals and make recommendations to the board on remuneration for the managing director and senior managers reporting to him.

The managing director will not be a member of these committees, but may attend their meetings by invitation. The managing director will not attend if his presence could compromise the objectivity of the proceedings.

(b)                                  Senior management

The profiles of the RGL, Rinker and Readymix senior management teams are set out below.

(1)                                   RGL

David Clarke. Managing director

Peter Abraham, BEc, LLB, FCPA, FCIS, age 48. General counsel and company secretary

Peter Abraham has been company secretary of CSR since 1994 and legal counsel since 2001. Previously executive assistant to the managing director, Peter has held a number of senior commercial and legal roles in his 23 years with CSR.

Thomas G Burmeister, BSBA, age 58. Chief financial officer

Tom Burmeister joined Rinker Materials as chief financial officer in 1998. He was previously the chief financial officer of Siemens ElectoCom International for five years, after 26 years in various financial roles with the General Electric Company.

Debra Stirling, BA, age 44. General manager Corporate Affairs and Investor Relations

Debra Stirling joined CSR in her current position in 1998. Debra was previously with Coles Myer Limited for 10 years where she held a number of senior positions in investor relations and public affairs, including general manager government affairs and general manager corporate affairs.

(2)                                   Rinker

David Clarke. President and CEO

Tom Burmeister. Chief financial officer

David Berger, BS, MBA, age 40. President Gypsum Supply, Prestress and Polypipe

David Berger joined Rinker as vice president Gypsum Supply Division in 1999. In 2001, he also undertook responsibility for Polypipe, and for Prestress in 2002. Before joining Rinker, David’s experience included consulting at A.T. Kearney Inc and he has been vice president of the building products division of Georgia-Pacific. Following the demerger, David will assume the senior strategy and development role for RGL.

Duncan Gage, BS, age 53. President  Hydro Conduit

Duncan Gage joined Rinker in his present role in July 2002. Before then, he held a number of management positions with Lafarge Corporation since 1972, most recently as the regional president of Lafarge Asia Pacific.

Sharon DeHayes, AB, MS, age 49. President Florida Materials Division

Sharon DeHayes joined Rinker in 1994 and has been in her present role since October 2001. Previously she was a director technical services for California Portland Cement.

Karl H Watson Sr, AS, age 61. President Rinker Construction Materials

Karl Watson Sr joined Rinker Materials of Florida in 1965 and has since held a range of senior management positions. Appointed president of Rinker Construction Materials in 2001, he is responsible for the quarries and cement operations in Florida, Georgia and Tennessee, as well as the concrete operations in Tennessee. Karl is a director of Fidelity Federal Bank & Trust.

Christopher J Murphy, BS, age 48. President Rinker Materials West

Christopher Murphy joined Rinker in September 2002 with the acquisition of Kiewit Materials Company. Previously he was a director of Kiewit and its chief executive officer and president.

(3)                                   Readymix

Karl Watson Jr, BS, MBA, age 38. Chief executive

Karl Watson Jr was appointed chief executive of Readymix in October 2001. Previously, he had been vice president of Rinker Florida Materials. Karl has 14 years’ experience in the construction materials industry, having worked his way up through Rinker in a variety of roles.

(c)                                  Employees

As at 30 September 2002, the RGL group of companies had a total of 13,332 employees. A breakdown of employees by geographic location is set out below.

Employee numbers at 30 September 2002

US	10,730

Australia	2,102

China	500

Total	13,332

Note:                     Represents full-time equivalent employees (including Kiewit).

In the US, Rinker provides certain non-union employees with a defined contribution retirement plan that allows employees to defer a portion of their salary in accordance with

US Internal Revenue Service guidelines. Pursuant to this plan, Rinker matches a percentage of the employee contribution and makes a discretionary profit sharing contribution. Additionally, in connection with certain acquisitions, Rinker is obligated to maintain defined benefit retirement plans. Rinker’s retirement plan funding obligations can be materially impacted by changes in the value of the plan’s assets or in actuarial determinations of its liabilities. Rinker funds these defined benefit plans in accordance with government guidelines. The Rinker defined benefit pension plans have an estimated shortfall of US$16.4 million as at 30 September 2002. This deficit will be funded progressively by Rinker and all minimum funding requirements have currently been satisfied.

Rinker has about 70 different collective bargaining agreements with a number of unions. These agreements cover about 4,000 employees with about 1,800 of these people covered by various chapters of the International Brotherhood of Teamsters each of which negotiates different agreements for its members, and about 1,300 covered by various chapters of the Laborers International Union, each of which negotiates different agreements for its members. The terms of ongoing collective bargaining contracts vary with expirations ranging from January 2003 to January 2007. Rinker, while covered by these various collective bargaining agreements, has experienced a relatively low level of industrial disruption. Few sites have had any disruption over the past 12 months. Where industrial disruption has occurred, it has generally been of a minor nature and has occurred during negotiations to renew collective bargaining agreements.

Rinker employees covered by collective bargaining agreements generally receive pension and health benefits directly from the applicable union.

In Australia, the RGL group will participate in the CSR Australian Superannuation Fund for those of its employees who are currently members of that fund and any new employees who become members of that fund. For a period of up to eight years after the demerger, CSR and RGL will each separately cover 50% of the funding of the accrued defined benefit liabilities of the CSR Australian Superannuation Fund as at the Demerger Date, which will be revalued by the actuary at least annually. Subject to that arrangement, RGL will be responsible for funding defined benefits and accumulation benefits for its employees in that fund. Both RGL and Readymix will also become participating employers in the Monier PGH Superannuation Fund which will provide superannuation benefits for some employees.

Readymix’s administration, production, maintenance and transport employees are eligible for membership of various unions (including the CSR Officers’ Association, the Australian Workers’ Union, the Australian Manufacturing Workers’ Union and the Transport Workers’ Union). These employees are covered by about 55 enterprise agreements or enterprise awards registered with either the Australian Industrial Relations Commission or Queensland or New South Wales industrial relations commissions. The enterprise agreements and awards are underpinned by relevant industry awards and operate for  fixed terms of various lengths (although they continue to operate after the expiry of those terms unless replaced by another agreement or award).The enterprise agreements and awards will continue to apply following the demerger.

Salaried staff (who are eligible for membership of the CSR Officers’ Association) are employed under individual contracts of employment which are underpinned by an award of the Australian Industrial Relations Commission and, in some cases, by enterprise agreements (which comprise about 20 of the total number of 55).

Readymix’s operations experience very low levels of industrial disruption. Over the 12 months to 31 December 2002, minimal time was lost due to industrial disputation.

Rinker and Readymix have comprehensive safety and health management systems. These systems have been adopted by all wholly owned operating companies and are aimed at continually improving overall safety performance in all operations. Initiatives have included leadership training in safety, health and environment for business unit cell managers and other frontline people. Other initiatives include manual handling training and incident investigation. In addition, many of Readymix’s sites are audited externally as part of safety, health and environment audits of operating sites and compliance with health insurance requirements.

3.5                              Corporate activities

(a)                                  Environment

Rinker’s operations are subject to extensive regulation by US federal, state and local environmental control agencies. Environmental laws and regulations impose requirements on a broad range of environmental matters including air emissions, effluent limitations, site remediation, the use, handling and disposal of hazardous materials and wastes, employee health and safety, groundwater quality, noise and the protection of wetlands and other natural resources. These laws require Rinker to obtain and operate in compliance with the conditions of permits and other authorisations and requirements of the relevant governmental authorities.

Australia’s principal laws governing environmental and sustainable management of natural and physical resources are contained in legislation and regulations enacted by the Commonwealth Government and Australian states and territories. This body of legislation regulates the operations of companies principally in regard to air, water and noise emissions, waste disposal, land contamination, and the handling and storage of environmentally hazardous chemicals and dangerous goods.

Readymix has implemented an integrated safety, health and environmental management system. The system is based on Australian and international standards and sets out the company’s requirements for managing and monitoring environmental impacts across Readymix’s operations. The system includes auditing Readymix sites over a three year period for environmental compliance.

As with other construction materials companies engaged in similar activities, environmental compliance obligations and liability risks are inherent in many activities within the RGL group. From time to time, RGL group companies investigate and remediate contamination at their properties, consisting primarily of petroleum compounds associated with fuel storage and vehicle maintenance and elevated pH levels related to the processing and handling of limestone and concrete products. In the US, certain environmental remediation laws, such as the federal ‘Superfund’ law, can impose joint and several liability for site clean-up, regardless of fault, upon certain statutorily defined categories of parties, including companies that sent wastes to a contaminated third party site. Rinker has been named as a potentially responsible party at three currently pending third party waste disposal sites. These liability claims are expected to be resolved by the payment of amounts that are not expected to be material to the RGL group.

The RGL group will hold provisions for anticipated clean up costs and does not expect to incur any additional material remedial obligations. Although unanticipated and unexpected remedial obligations can always arise in the course of operations, management is not aware of any remedial actions that would be expected to have a material effect on the RGL group companies’ operations or competitive positions.

If the demerger proceeds, as between RGL and CSR, RGL will be responsible for any liabilities and costs associated with environmental contamination and compliance in respect of the businesses it will own after the demerger. CSR will indemnify RGL, to the maximum extent permitted by law, in respect of the liabilities and costs associated with environmental contamination and compliance in respect of the businesses that will continue to be owned by CSR group companies after the demerger, irrespective of when the contamination occurred or the liabilities or costs arise.

Certain environmental issues that are potentially material to the operations of businesses in RGL group companies are discussed below.

•                                           Lake Belt permit challenge: In August 2002, environmental groups challenged 12 Clean Water Act permits issued to southern Florida quarries by the Army Corps of Engineers alleging that the Corps violated certain substantive and procedural requirements in issuing the permits. This challenge includes permits issued to three major Rinker quarries, one of which serves Rinker’s Miami cement plant. Rinker believes the permits were properly issued. (See part 3.5(b)(3) for further details.)

•                                           Cement kiln dust: Like other cement manufacturing facilities Rinker’s Miami cement plant has cement kiln dust (CKD) former disposal sites that could pose a risk of elevated pH levels and other impacts to surrounding groundwater. Although Rinker does not currently envision a need to open a new CKD landfill, if it did so such a site would require extensive permitting and environmental controls. (See part 3.6(i) below.)

•                                           Silica exposure: There have been growing concerns in the industry over the risks of silica exposure in the workplace. RGL group is not a defendant in any silicosis litigation at present and Rinker has recently lowered workplace exposure limits below the federally mandated permissible exposure limits. Rinker’s current exposure level is in accordance with the recommendations of a number of independent occupational health organisations. Readymix’s permitted exposure limits are well below the applicable Australian standards.

•                                           Waste disposal: In the US regulated solid and hazardous wastes are sent to licensed third party sites. Rinker also operates permitted construction and demolition debris landfills in Everett, Washington state and Miami, Florida.

•                                           Quarry reclamation: Permits for some of Rinker’s quarries require reclamation activities to be performed when quarry activities cease. Costs related to these reclamation obligations are not expected to be material to the RGL group.

(b)                                  Litigation

Except as set out below, no company in the RGL group is involved in any litigation the outcome of which is likely to have a material adverse effect on the business or financial position of the RGL group.

(1)                                 Transfer of business assets and liabilities

Certain corporate entities within the CSR group that are currently defendants in litigation are selling businesses to Readymix. To the extent such litigation concerns those businesses, Readymix, under the sale agreements, and RGL, under the Demerger Deed, have agreed or will agree by the Effective Date to indemnify CSR in respect of any costs or liabilities arising in connection with that litigation (see part 9.6 of this booklet). To the extent it is material, this litigation, together with other material litigation directly against companies in the RGL group, is described below.

(2)                                 Asbestos litigation

Although Rinker Materials Corporation (Rinker Materials), a subsidiary of RGL, has been named as a defendant in asbestos claims in the United States, no asbestos claim against Rinker Materials has been successful to date, and all resolved claims have been dismissed for no payment by Rinker Materials and usually with express agreement from claimants’ attorneys that Rinker Materials was not a proper party. Rinker Materials was incorporated in 1981, long after the last supply of asbestos to the United States by any member of the CSR group in 1966. Because Rinker Materials was formerly known as CSR America Inc., Rinker Materials and CSR believe that the pending as well as past asbestos claims against Rinker Materials have resulted from plaintiffs’ counsel either mistaking CSR America for CSR, or attempting to impose some form of derivative liability upon CSR America for CSR’s alleged asbestos-related torts.

As of 31 December 2002 Rinker Materials was one of many defendants in 20 claims pending in Indiana.

While it is possible that asbestos claims may be made against Rinker Materials in the future, or may be brought against another member of the RGL group, based on CSR’s alleged asbestos-related torts, CSR believes the possibility of such suits does not present a material risk of material liability to the RGL group. CSR believes the RGL group would have substantial legal defences to any such claims. In addition, CSR has agreed to indemnify the RGL group companies in the event of any asbestos-related liabilities imposed on them on account of CSR’s alleged torts. The indemnity is discussed in more detail in part 9.6(f). As discussed in part 5.6(c)(i) of this booklet, CSR is confident that it has and will continue to have the capacity to satisfy its asbestos-related obligations, including any obligations that may arise under the indemnity, following the demerger.

Hydro Conduit

Rinker Materials’ subsidiary, Hydro Conduit, was acquired by Rinker Materials in 1990. It has been named as a defendant in one asbestos-related lawsuit in California arising from activities undertaken in 1966, long before Rinker Materials acquired the company. Subsequent to the receipt of this lawsuit, Hydro Conduit conducted an investigation to attempt to ascertain whether Hydro Conduit ever used asbestos as an ingredient in the products Hydro Conduit manufactured, and believes based upon that investigation that no asbestos was used to manufacture Hydro Conduit products. Furthermore, plaintiffs have presented no evidence that Hydro Conduit pipe ever contained any asbestos or that Hydro Conduit even supplied the pipe at issue.

(3)                                Other litigation and regulatory proceedings

•                                           Hydro Conduit is involved in a dispute concerning pipe supplied by it for use in a high pressure water pipeline built for the Arvin Edison Water District. Arvin Edison alleges that leaks in the pipeline are due to Hydro Conduit’s failure to manufacture pipe fit for its intended use. Although a settlement was reached between Hydro Conduit and Arvin Edison under which Hydro Conduit agreed to pay Arvin Edison US$6.1 million (to be partially offset by product liability insurance), Arvin Edison claims to have rescinded that agreement. Hydro Conduit has commenced proceedings seeking a declaration that the settlement remains valid. Arvin Edison has cross-claimed alleging that Hydro Conduit breached the settlement agreement allowing Arvin Edison the right to rescind that agreement and seek reimbursement for damages suffered by it. Rinker has recorded as an accrued US$6.1 million liability the full amount of its exposure under the settlement agreement and does not believe Hydro Conduit will recognise any additional exposure in this matter.

•                                           Rinker holds one and is the beneficiary of one other of 12 federal mining permits granted for the Lake Belt area in South Florida. The permit held by Rinker covers Rinker’s SCL and FEC quarries. Rinker’s Krome quarry is operated under one of the other permits. The FEC quarry is the largest of Rinker’s quarries measured by volume of aggregates mined and sold (see part 3.6(m) of this booklet). Various governmental agencies are involved in litigation brought by environmental groups concerning the manner in which all 12 permits were granted. The plaintiffs allege that the relevant governmental agencies acted capriciously, abused their discretion and failed to comply with administrative regulations and procedures and to consider all appropriate information when issuing the permits. The plaintiffs seek to set aside the permits and to enjoin the relevant governmental agencies from granting further permits. Rinker is not named as a party to the proceedings, but is presently considering the most effective means of protecting its interests. The proceedings are at an early stage and therefore it is not possible to determine the likely outcome or what impact that will have on Rinker’s operations. However, Rinker believes that the permits were properly issued.

•                                           In response to notices from the ACCC, CSR is in the process of addressing various questions and producing a large number of documents. The ACCC is investigating whether the Humes business may have misused any market power it may have had in alleged markets for reinforced concrete pipes in Victoria, New South Wales and Western Australia between January 1997 and July 2002.

It is possible that the ACCC will pursue this matter further, widen its investigations and that proceedings may be commenced. The process is at an early stage, and therefore it is not possible to determine the likely subsequent steps or outcomes.

If proceedings are commenced, the ACCC may seek pecuniary penalties. The maximum penalty for a corporation is A$10 million for each contravention and for an individual is A$500,000 for each contravention. It is possible that the cost of defending such proceedings could be substantial. It is also possible that companies adversely affected by any misconduct might institute proceedings for recovery of damages. In the event that CSR is found liable, RGL and Readymix will undertake to indemnify CSR in respect of that liability (although it is not clear at law whether that indemnity would be enforceable in respect of any pecuniary penalties).

•                                           In December 2001, TNT Australia Pty Limited (TNT) commenced proceedings in the Supreme Court of Victoria against CSR seeking damages of about A$13.3 million (however the amount of the claim may change as the matter progresses) and other relief in respect of alleged design and construction defects in concrete pavements and an office building completed by CSR’s former Constructions Services division (a part of Readymix) in 1998. TNT has also named the design and construct contractor and two directors of that contractor as defendants. CSR has sought indemnity for the claim from its former insurer, Royal & Sun Alliance (RSA), however RSA is yet to confirm whether or to what extent it will meet the claim. Expert evidence suggests that there are a number of possible causes of the loss and damage alleged. Accordingly, CSR believes that it has good defences to the claim, that it is entitled to indemnity from RSA and that, if CSR is found liable, other parties will be required to contribute to that liability. The parties are preparing their evidence and no date has been set for determination of the claim. In the event that CSR is found liable, RGL is obliged to indemnify CSR in respect of that liability to the extent that it is not covered by insurance.

(c)                                  Information technology

In the US and Australia, RGL group companies use integrated computer based information systems (IT), including SAP, wide area network, desktop computing, internet and e-commerce, supported by in-house IT departments and supplemented by services outsourced in the US.

In Australia and Asia, there is a program under way to separate Readymix from the CSR IT environment. Following the demerger, CSR will continue to provide IT services to Readymix under the Transition and Shared Services Agreement (see part 9.7 of this booklet) until the transition is complete.

(d)                                  Insurance

The major insurable risks are covered by insurance policies for property, business interruption, product and general liability, professional indemnity and directors’ and officers’ liability. It is intended that these risks will continue to be insured with insurers of acceptable security and levels of retained risk and cover appropriate to the business activities of RGL group companies to the extent such insurance is available on commercially reasonable terms. Existing group insurance policies covering other pre-demerger CSR group companies will be replaced by similar separate insurance policies for companies within the RGL group. The existing separate insurance for other liability exposures of companies within the RGL group will continue.

The present state of world insurance markets and the separation, where necessary, of existing insurance arrangements are expected to result in some overall insurance cost increases.

3.6                              Risk factors

Many factors could have an effect on the financial performance and condition of companies in the RGL group. RGL group companies are presently and, after the demerger, will continue to be subject to various risks resulting from changing economic, environmental, industry, business, financial and political conditions. The principal risk factors are described below.

(a)                                  The construction industry is cyclical and the RGL group’s revenues and profits in future periods may fluctuate

The activity of businesses in the RGL group is dependent on the level of activity in the construction industry in the various regional markets in the US and Australia where RGL group companies operate. The construction industry in a given geographic market has historically tended to be cyclical. Within each geographic region construction industry spending can vary significantly from peak to trough through the business cycle. The construction industry is also very sensitive to fluctuations in general economic activity in the particular economy.

The RGL group is not able to predict the timing, extent or duration of the business cycles or economic downturns in the construction industry in the geographic regions in which RGL group companies operate. Because many of RGL group’s costs are fixed, if an extended downturn in one or more segments of the construction industry occurs, particularly in Florida or Arizona in the US and, to a lesser degree, in Australia, companies in the RGL group may not readily be able to reduce their costs in proportion to the extent of the downturn. Any significant or extended downturn in the construction industry in those geographic regions will negatively affect the RGL group’s financial performance and condition.

(b)                                  Rinker’s operations are dependent to a significant extent on demand in selected key US states

Rinker, following the acquisition of Kiewit, will generate a significant proportion of its income from Florida and Arizona. Rinker is especially dependent on market demand for its heavy building materials in those markets. A downturn in demand in the residential or other heavy building materials markets in these states could have a significant adverse impact on Rinker’s financial performance and condition.

(c)                                  Government funded construction activity in the US may be lower in future periods.

Rinker’s largest exposure to the US civil construction sector is in roads, highways and bridges. Funding for these infrastructure projects in the US has largely arisen from the Federal Highway Program, Transport Equity Act for the 21st Century (TEA 21), covering the period from September 1997 to September 2003, although the various states also contribute funds. Rinker has its operations in a number of states in which funding has historically exceeded the US national average. New arrangements are expected to be put in place at the conclusion of TEA 21 in September 2003 and new funding levels for the period 2004 to 2009 are currently being discussed. RGL can give no assurance as to the anticipated level of future US federal or state infrastructure funding levels. Any significant decrease in such funding levels may negatively affect the RGL group’s financial performance and condition.

(d)                                  The RGL group could be affected by currency fluctuations

The RGL group’s assets, earnings and cash flow are influenced by movements in exchange rates of other currencies relative to the A$, particularly movements relative to the US$. A substantial proportion of the RGL group’s revenues and costs have historically been, and are expected to continue to be, denominated in US$. Because RGL’s financial statements are presented in A$, an increase in the value of the A$ relative to the US$ would have an adverse effect on RGL’s financial performance. It is expected that RGL’s debt (expected to be about A$2 billion at the time of the demerger) will be denominated in US$, which acts as a natural hedge to a portion of Rinker’s US$ revenues and profits.

(e)                                  RGL could be affected by interest rate fluctuations

At the time of the demerger, the RGL group’s external borrowings are expected to be about A$2 billion. Accordingly, movements in interest rates may impact RGL’s debt servicing obligations and its financial performance.

An increase in interest rates may also reduce construction activity levels in both the residential and commercial segments of the market. This could have an adverse impact on RGL’s financial performance.

(f)                                    The RGL group has grown significantly through acquisitions and may be unable to continue its growth

Rinker has grown significantly in recent years through acquisitions, most recently through the acquisition of Kiewit in September 2002. A key element of the RGL group’s growth strategy is to continue its acquisition strategy. The RGL group’s ability to realise any benefits from future acquisitions depends, in large part, on the ability to integrate the acquired businesses with existing operations in a timely and effective manner. No assurance can be given that Rinker’s efforts to integrate Kiewit, or any future acquisitions, will be successful. The RGL group’s acquisition strategy also depends on the ability to identify and acquire suitable assets at desirable prices. No assurance can be given that RGL group companies will be successful in identifying or acquiring suitable assets at acceptable prices in the future. If they fail to do so, the RGL group is unlikely to be able to continue to grow at the same rate as it has done in the recent past.

RGL may need to pay for all or part of the purchase price of any future acquisitions with its ordinary shares. These acquisitions and investments, if they were to occur, could have a dilutive effect for RGL’s shareholders and, whether they are paid for in cash or RGL shares, may cause RGL’s share price to decrease.

(g)                                 The RGL group may be affected by problems in recently acquired businesses

Rinker has completed a number of significant acquisitions in recent years. While various forms of warranties and indemnities exist with respect to most of these acquisitions, there can be no assurance that Rinker has anticipated all problems of these businesses or that losses associated with these recently acquired businesses may come to light prior to the expiration of such warranty and indemnity protections, or that Rinker will in all cases be able to enforce such provisions against the parties making the indemnities.

(h)                                 The RGL group may be subject to competition from existing and new market entrants and products

Each market in which RGL group companies operate is highly competitive. The competitive environment can be significantly affected by a number of regional factors, such as the number of competitors, production capacity and imports, economic conditions and product demand in the relevant regional market. The pricing policies of competitors and the entry of new competitors into the regional markets in which RGL group companies operate can have an adverse effect on demand for their products, supplies of resources and on their financial performance or condition.

RGL group companies face competition from alternative products. For example, Rinker and Readymix pipes face competition from plastic, metal and fibre reinforced cement pipe products in the smaller diameter size segment of the market. No assurance can be given that product substitution of alternative materials for RGL group companies’ products would not have a material adverse effect on RGL’s financial performance or condition. In many markets in which the Rinker group operates there are no significant entry barriers that would prevent new competitors from entering the market or existing competitors from expanding in the market.

(i)                                    RGL group companies are subject to extensive health, environmental and other governmental laws and regulations

RGL group companies are subject to extensive health, environmental and other governmental laws and regulations and increasing regulatory compliance requirements. This may require the RGL group to invest in preventative or remedial action.

Environmental liabilities or land use or zoning restrictions could also restrict the ability of companies in the RGL group to conduct their businesses economically or restrict some activities altogether. Environmental liabilities, if incurred, could have an adverse impact on RGL group’s financial performance and condition. Stricter environmental laws and regulations, or stricter interpretation and enforcement of existing laws or regulations, may impose new liabilities on RGL group companies or result in the need for additional investments in pollution control equipment, either of which could result in a decline in the RGL group’s profitability. Further details regarding environmental regulation and certain liability issues affecting companies within the RGL group are contained in part 3.5(a) of this booklet.

(j)                                    Labour disputes between RGL group companies and unions could disrupt operations

Approximately one third of Rinker’s employees and about 48% of Readymix’s employees are members of trade unions. These employees are generally covered by collective bargaining agreements, which periodically come up for renegotiation and renewal. Disputes with trade unions could lead to strikes or other forms of industrial action that could disrupt operations within the RGL group, raise costs and reduce the RGL group’s revenues and profits. Any such disruptions to operations within the RGL group may adversely affect RGL group’s financial performance and condition.

(k)                                The RGL group may face potential liability for defective products

Due to the nature of its operations, claims against RGL group companies could arise from defects in material or products manufactured and/or supplied by RGL group companies. Purchasers and third parties could make claims against RGL group companies based on their delivery of defective materials or products, or for damage or loss arising from the use of these defective materials or products. If any claims of this type are determined against RGL group companies and if RGL group’s existing insurance arrangements do not cover the liability, it could have an adverse effect on the financial performance and condition of the RGL group.

(l)                                    Trade practices risks

RGL group companies are subject to anti-trust or trade practices laws. Anti-trust or competition considerations may restrict business activities within the RGL group and the ability to grow through acquisitions or participate in industry rationalisation in particular geographic markets.

RGL group companies in Australia are subject to regulation by the ACCC which administers the Trade Practices Act 1974 (Cth) (TPA). While no specific allegation of misconduct or threat of prosecution has been made against RGL group companies by the ACCC, nor any action been threatened against any company in the RGL group, RGL group entities in Australia are from time to time involved in investigations conducted by the ACCC.

(m)                              Operation and supply failures

The manufacturing facilities of RGL group entities could be disrupted for reasons beyond their control. These disruptions include extremes of weather, fire, natural catastrophes, supplies of materials, services, energy or fuel, system failures, workforce actions or environmental issues. Any significant manufacturing disruptions could adversely affect RGL group entities’ ability to make and sell products, which could cause revenues and profits to decline.

The FEC quarry near Miami is one of the largest volume quarries in the US, producing about 11 million tonnes of aggregate a year. Its gross reserves are estimated to be about 275 million tonnes of aggregate, or about 12% of Rinker’s total estimated reserves (including sand and gravel) as at 30 September 2002. In the six months ended 30 September 2002, sales of aggregate accounted for about 25% of Rinker’s total revenue. FEC quarry sales account for about 4% of Rinker’s total revenue. Accordingly, Rinker’s revenues could be materially adversely affected if its access to the aggregate reserves of FEC quarry for both internal use and external sale were restricted.

(n)                                 Occupational health and safety risks

RGL group entities’ operations are subject to the operating risks associated with construction materials and other manufacturing and handling risks, including the related storage and transportation of raw materials, products and wastes. These hazards include storage tank leaks and ruptures, explosions, discharges or releases of hazardous substances, manual handling, exposure to dust and the operation of mobile equipment and manufacturing machinery.

Such operating risks can cause personal injury and property damage, and may result in the imposition of civil or criminal penalties. The occurrence of any of these events may have an adverse effect on the productivity and profitability of a particular manufacturing facility and the operating results of RGL group entities.

Crystalline silica dust and its control have been identified as an occupational health issue in RGL group entities’ operations in Australia and in the US. RGL group entities use raw materials containing silica in concrete plants, concrete products plants and asphalt plants. Many quarry products also contain silica. RGL group entities may face future costs of engineering and compliance to meet new standards relating to crystalline silica since the risk is now perceived to be higher than previously thought by regulatory agencies in Australia and the US. While there are no outstanding silica related claims, prosecutions or litigation, RGL group entities cannot reliably quantify possible future claims related to crystalline silica.

(o)                                  The RGL group’s actual results may be worse than those contained in forecast financial information included in this booklet

The forecasts of RGL’s financial performance contained in this scheme booklet for the year ending 31 March 2003 have been prepared by Rinker and Rinker management and Readymix and Readymix management based on an assessment of present economic and operating conditions and on a large number of assumptions regarding future events and actions. These assumptions are subject to a variety of significant business, economic and competitive uncertainies, many of which are outside the control of RGL group companies. The forecasts and the assumptions on which they are based are contained in part 4 of this booklet. Shareholders are cautioned not to regard the forecasts as a representation by any person that the results contained in the forecasts could, or will, be achieved.

(p)                                  The historical pro-forma financial information contained in this booklet may not reflect the RGL group’s actual results had it been a separate company

The historical pro-forma normalised financial information relating to the RGL group that is contained in this booklet has been prepared by combining the results of operations, financial position and cash flows of each of the legal entities that will form a part of the RGL group following the demerger. The historical pro-forma normalised financial information for the RGL group does not include Kiewit, which was acquired on 26 September 2002. The combined amounts may not reflect RGL group’s consolidated operations, financial position and cash flows had it been an independent company during the periods presented. This is because:

•                                           The historical pro-forma normalised financial information may not reflect strategies or operations that RGL group entities would have followed or undertaken if RGL had operated as an independent company instead of being part of a more diversified group of companies.

•                                           RGL may have been exposed to different financial and business risks if it had been an independent company rather than a subsidiary of CSR. The effect of these different risks on the RGL group’s results may not be reflected in the RGL group’s historical pro-forma normalised financial results.

•                                           The results of Kiewit have not been incorporated into the historical pro-forma normalised financial information of the RGL group since it was acquired only on 26 September 2002.

(q)                                  General risks associated with investing in shares

Although RGL shares will be traded on ASX, the RGL group will have a significantly different profile from the CSR group so that the trading history of CSR shares will not be directly relevant to RGL shares. The price of RGL shares will be subject to many influences that may affect the broad trend in the stock market or the share prices of individual companies. There can be no assurance that an active trading or liquid market will develop for RGL shares. The price at which RGL shares trade on ASX may be affected by a number of factors unrelated to the RGL group’s financial and operating performance and over which RGL has no control. Factors such as currency exchange rates, product prices, the level of industrial production, changes in government fiscal, monetary and regulatory policy, investor attitudes, stock market fluctuations in Australia and other stock markets around the world, changes in interest rates and inflation, and variations in general market or economic conditions could all have an adverse effect on the price of RGL shares.

(r)                                  RGL may be required to provide further funds to cover the defined benefit liabilities of those superannuation funds in which it participates

The two superannuation funds in which RGL participates provide both defined benefits and accumulation benefits. There is a risk that, in the future, changes in the value of either funds’ assets, changes in actuarial determinations of the funds’ liabilities or changes to government legislation could require RGL to increase the current level of its contributions to either fund.

Part 4

Financial information on the RGL group after the demerger

4	Financial information on the RGL group after the demerger

4.1	Pro-forma historical information of the RGL group companies
4.2	Management discussion and analysis of the financial results
4.3	Pro-forma statement of financial position
4.4	Liquidity and capital
4.5	Quantitative and qualitative disclosures about market risk
4.6	Forecast financial information for the year ending 31 March 2003
4.7	Sensitivity analysis
4.8	Outlook beyond the year ending 31 March 2003

4	Financial information on RGL group after the demerger

	4.1	Pro-forma historical information of the RGL group companies

(a) Basis of preparation and presentation

The pro-forma historical information is derived from the pro-forma consolidated financial statements included as an appendix to the investigating accountants’ reports as set out in part 13, the audited financial statements of CSR, the reviewed half-year financial statements of CSR and other pro-forma consolidated historical information prepared by CSR.

The pro-forma consolidated financial statements include RGL, its existing controlled entities and other entities it will control following the proposed demerger. The pro-forma consolidated financial statements have been derived from the audited financial statements of CSR for the years ended 31 March 2000, 2001 and 2002 and the reviewed half-year financial statements of CSR for the six months ended 30 September 2001 and 2002. The pro-forma consolidated financial statements have been subject to review by the investigating accountants, Ernst & Young and Ernst & Young Corporate Finance. The pro-forma historical financial information set out below should be read in conjunction with the pro-forma consolidated financial statements and the accompanying notes included as an appendix to the investigating accountants’ reports as set out in part 13.

The pro-forma historical financial information provided for the RGL group includes:

•                         pro-forma results of operations for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 under Management discussion and analysis of the financial results as set out in part 4.2;

• pro-forma statement of financial position as at 30 September 2002 as set out in part 4.3; and

• pro-forma statements of cash flows for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 as set out in part 4.4.

The pro-forma results of operations and pro-forma cash flows assume that the demerger occurred on 1 April 1999 and that the RGL group comprised the businesses of Rinker and Readymix during all of the periods presented. Acquired entities have been included in the pro-forma results of operations and pro-forma cash flows from the date of acquisition. Kiewit is included in the pro-forma statement of financial position at 30 September 2002, since it was acquired on 26 September 2002, but its results are not included in the pro-forma results of operations.

The pro-forma financial information does not purport to represent what the results of operations would have been if the RGL group had operated on a stand-alone basis during the historical periods, nor to project results of operations for any future period.

The pro-forma results of operations have been provided to EBIT and the pro-forma statements of cash flows to cash flows from operating activities before interest income and income tax, and cash flows from investing activities. The RGL group will comprise different assets and entities than CSR as it is currently constituted and will operate under a different corporate structure with different gearing and tax profiles than was the case during the periods presented. Accordingly, CSR management does not believe that the reporting of historic borrowing costs, income tax and net financing cash flows would be meaningful or appropriate. This information has not therefore been included in the pro-forma historical financial information. Details of the pro-forma forecast tax expense, outside equity interests, and net finance expense after tax for the year ending 31 March 2003, are included in part 4.5.

(b)	Critical accounting policies

The RGL group pro-forma financial statements are prepared under Australian GAAP. A description of the significant accounting policies is included in note 1 of appendix 1 to the investigating accountants’ reports set out in part 13.

In applying accounting principles, RGL group companies’ management will often be required to make individual estimates and assumptions regarding expected outcomes or uncertainties. Actual results or outcomes generally differ from estimated or assumed amounts. In the past, these differences have not been material. In the future, such differences will be included in the consolidated financial statements of the RGL group as soon as they are known. The individual estimates and assumptions generally do not involve a level of risk or uncertainty that would be material to the consolidated financial statements of the RGL group as a whole because, although numerous in number, they generally are relatively immaterial in amount.

There are estimates and assumptions made by management in preparing the consolidated financial statements of the RGL group for which actual results will emerge over long periods of time. Although there is greater risk with respect to the accuracy of these long term estimates and assumptions because of the long period over which actual results will emerge, RGL management believes that such risk is mitigated by the ability of RGL group companies to closely monitor and periodically adjust these estimates and assumptions over the same long period.

Based on a critical assessment of the RGL group’s accounting policies and the underlying judgments and uncertainties affecting the application of those policies, RGL management believes that the pro-forma consolidated financial statements included as appendix 1 to the investigating accountants’ reports set out in part 13 provide a fair perspective of the RGL group as if the demerger had taken place on 1 April 1999 in the case of the pro-forma statements of financial performance and cash flows, and on 30 September 2002 in the case of the pro-forma statement of financial position.

The accounting policies that RGL management believes are critical to understanding the RGL group’s financial performance or condition are discussed below.

	(1)	Recoverable amounts of non-current assets

Under Australian GAAP, the RGL group is required to write down non-current assets to their estimated recoverable amount. Recoverable amounts involve significant judgments by RGL group companies’ management and represent the estimated current value of the cash flows arising from the continued use or the sale of the non-current assets. The discount rate used in such estimations is the RGL group’s cost of capital calculated with reference to the nature of the business and the geographical source of the cash flows. Management calculates the cash flows utilising forecasts of how the business is expected to operate based on the current business environment but taking into account known future changes, including approved strategic initiatives within the RGL group, and any known external factors. RGL group companies’ management review these cash flow projections annually and any assets not supported by their future cash flows are written down to their estimated recoverable amount.

	(2)	Depreciation

RGL group companies depreciate property, plant and equipment over their estimated useful lives. This requires RGL group companies’ management to make estimates as to technological and/or market redundancy issues affecting their assets, as well as any potential physical asset life. The RGL group had A$2,916 million of property, plant and equipment in its pro-forma statement of financial position as at 30 September 2002.

	(3)	Amortisation

Under Australian GAAP, goodwill is amortised over a maximum of 20 years on a straight-line basis. The pro-forma expense in the year ended 31 March 2002 amounted to A$70.4 million and for the six months ended 30 September 2002 amounted to A$33.9 million. Any unamortised goodwill is included in asset values that are required to be supported by their future cash flows. Under US accounting standard FAS142, RGL group companies would not be required to amortise goodwill and other indefinite life intangible assets but would be required to review the carrying value every year for impairment. Application of this US accounting standard is likely to result in higher but potentially more volatile earnings under US GAAP.

	(4)	Environmental compliance and remedial work

The level of the costs to be incurred by the RGL group for future compliance or remedial work or further investment, which may be necessitated by environmental laws and regulations, will be dependent upon various factors. These include, among other things, the nature and extent of the current and future environmental laws and regulations, the timing and nature of any required remedial work, the extent of any contamination, the technology available to meet the required standards, the determination of any liability of an entity in the RGL group in proportion to that of other parties and the extent to which any costs are recoverable from insurance and third parties. Assuming that the environmental laws and regulations are applied uniformly, RGL group management believes that environmental compliance costs of RGL group companies will not have a material adverse impact on their relative competitive positions or on the earnings or capital expenditure of the RGL group companies, taken as a whole.

RGL group companies’ management make estimates, if determinable, of the anticipated costs that may be necessitated by environmental laws and regulations and such amounts are recorded in the consolidated financial statements of the RGL group. The measurement of this provision requires significant management judgment. The RGL management believes it has provided in its pro-forma consolidated financial statements for all probable environmental liabilities at an amount that can be reasonably estimated. As at 30 September 2002 such provisions totalled A$32 million. In light of the difficulty of predicting the level of future probable environmental liabilities, RGL group companies cannot determine with certainty the amount of their ultimate liability with respect to environmental compliance or remedial costs nor their effect on the earnings of the RGL group in future reporting periods.

(c)	New accounting standards

The revised accounting standard AASB 1020, Accounting for Income Tax (AASB 1020), is applicable to financial years beginning on or after 1 January 2005 (the year ending 31 March 2006 for the RGL group) and has the following key implications:

•                         For assets that have previously been revalued upwards, the RGL group consolidated financial statements will recognise the equivalent deferred tax liability. When these assets are subsequently depreciated, the additional depreciation will then be tax effected and will result in an increased profit after tax compared to the existing standard.

•                         For acquisitions, the seller’s assets and liabilities have initially been recorded in the RGL group consolidated financial statements at fair value (which may be above their tax bases). Under the new standard, RGL group consolidated financial statements will have to record a deferred tax liability for this increased value. This will cause differences in deferred tax balances and goodwill recorded in accounting for acquisitions. When the net fair values are greater than the tax bases, a deferred tax liability will be recorded causing goodwill to be increased.

A project is being undertaken within the RGL group to consider both the ongoing impact on the RGL group consolidated financial statements and the impact on initial adoption. The transitional provisions require all previous acquisitions to be revisited where practicable.

AASB 1041, Revaluation of Non Current Assets (AASB 1041) was applicable from 1 April 2001. This standard required RGL to elect, for each class of non-current assets, valuation at fair value, original cost or current cost. In the past, the RGL group companies have recorded land and buildings using independent appraisals or recoverable amount. Taken as a whole, this fair value type of method has resulted in increasing values for this class of assets during the past 10 years. As allowed by AASB 1041, the directors have deemed the carrying amount of non-current assets as at 1 April 2001 to be cost (previously at independent and directors’ valuations). This change in accounting policy does not affect the carrying amount of non-current assets recorded in the financial statements. However, the balance of the asset revaluation reserve recorded in the financial statements as at 1 April 2001 relating to the previous revaluations of property, plant and equipment is no longer available to absorb any future write-downs.

AASB 1044, Provisions, Contingent Liabilities and Contingent Assets, was adopted by RGL from 1 April 2002. The adoption had no material impact on the RGL group.

(d) Related party transactions

RGL expects to adopt a policy that all related party transactions must be approved by RGL general management prior to the transaction being entered into.

RGL group companies do not have any material contracts or arrangements with current or former executives or directors of RGL and/or any RGL group controlled entities, except as set out in the investigating accountants’ reports in part 13.

(e) Reconciliation from actual to pro-forma results

The table below sets out a reconciliation between EBIT in the pro-forma consolidated financial statements and profit from ordinary activities before borrowing costs, income tax expense and significant items in the CSR group’s audited financial statements for the years ended 31 March 2000, 2001 and 2002 and reviewed half-year financial statements for the six months ended 30 September 2001 and 2002. It also sets out a reconciliation between total revenue in the pro-forma consolidated financial statements and total revenue from ordinary activities in the CSR group’s audited annual financial statements and reviewed half-year financial statements. Pro-forma adjustments are made to the historical financial information to adjust for material discontinued activities, to exclude the impact of certain non-recurring items and to reflect the costs of operating as an independent company. The current board of CSR believes pro-forma adjustments enable a meaningful analysis of the underlying financial performance of the RGL group. Shareholders should refer to the Important notices in the Overview at page 4.

In the table below and for the purposes of the discussion in this part 4, unless otherwise indicated:

• revenue means total revenue from ordinary activities, including sales revenue, dividend and other revenue, excluding interest income and after the pro-forma adjustments indicated below;

•

EBITDA means profit from ordinary activities before borrowing costs, income tax expense and significant items excluding interest income, adding back depreciation and amortisation and after the pro-forma adjustments indicated below;

•	EBIT means profit from ordinary activities before borrowing costs, income tax expense and significant items excluding interest income and after the pro-forma adjustments indicated below;

•	EBIT margin means EBIT divided by revenue expressed as a percentage; and

•

cash flow from operating activities before interest income and income tax includes receipts from customers, payments to suppliers and employees, and the payment of taxes and government charges (excluding income tax). It excludes all cash flows associated with financing activities (including interest income) and investing activities, but includes the receipt of dividends and distributions from associated entities.

Reconciliation from actual to pro-forma results

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Revenue adjustments
CSR group total revenue(1)	7,282.2	7,014.3	7,170.0	3,764.5	3,719.2
Less: CSR after demerger	(3,435.2)	(2,418.6)	(2,047.5)	(1,145.8)	(1,109.3)
RGL group revenue from ordinary activities (before pro-forma adjustments)	3,847.0	4,595.7	5,122.5	2,618.7	2,609.9
Discontinued activities(2)	(57.8)	(15.2)	(11.0)	(4.1)	(17.7)
Revenue	3,789.2	4,580.5	5,111.5	2,614.6	2,592.2

EBIT adjustments
CSR group profit from ordinary activities before borrowing costs, income tax expense and significant items(1),(3)	803.5	922.6	925.8	513.9	541.0
Less: CSR after demerger	(354.5)	(358.1)	(271.8)	(148.0)	(161.4)
RGL group profit from ordinary activities before borrowing costs and income tax expense (before pro-forma adjustments)	449.0	564.5	654.0	365.9	379.6
Discontinued activities(2)	4.6	7.7	—	0.6	0.1
Tax adjustment(4)	(3.7)	—	—	—	—
Corporate cost allocation(5)	(13.4)	(13.4)	(13.4)	(6.7)	(6.7)
EBIT	436.5	558.8	640.6	359.8	373.0
EBITDA adjustments
Depreciation and amortisation (before pro-forma adjustments)	206.9	303.9	353.8	175.8	171.3
Discontinued operations(2)	(0.9)	(1.0)	(0.1)	(0.1)	(0.1)
Depreciation and amortisation	206.0	302.9	353.7	175.7	171.2
EBITDA	642.5	861.7	994.3	535.5	544.2

(1)

CSR group total revenue, CSR group profit from ordinary activities before borrowing costs, income tax expense and significant items and depreciation and amortisation (before pro-forma adjustments) have been extracted from the audited annual financial statements and reviewed half-year financial statements of the CSR group.

(2)

Discontinued activities comprise the results of operations and disposal proceeds/profit of the Australian Construction Services business and the results of operations and disposal proceeds/profit of the Taiwan pipe business, which were sold during the six months ended 30 September 2002.

(3)

Significant items before income tax included in CSR’s annual financial statements for the year ended 31 March 2001 were the profit on sale of Gove Aluminium Limited (A$235.4 million), asset writedowns and rationalisation costs (A$113.1 million) and product liability charges (A$65.0 million). No significant items were reflected in any other period.

(4)

The tax adjustment reflects the impact of the change in corporation tax rates on tax balances of an associate entity, ACH. The RGL group’s share of ACH’s net after tax result has been accounted for using the equity method.

(5)

Corporate cost allocation  represents an allocation of corporate costs previously incurred by CSR together with incremental Australian corporate costs expected after the demerger. It is anticipated that A$13.4 million of corporate costs would have been incurred by the RGL group during the year ending 31 March 2003 had it operated as envisaged after the demerger and this amount has been reflected in the historic periods above.

4.2	Management discussion and analysis of the financial results

	(a)	General factors affecting the financial results of the RGL group

RGL group companies are manufacturers and suppliers of heavy building materials primarily in the US and Australia. In the US, RGL’s subsidiary Rinker has five reporting segments: aggregate; cement; concrete, concrete block and asphalt; concrete pipe and products; and other, which includes gypsum supply, pre-stressed concrete products, polyethylene pipe and Rinker corporate overheads.

In Australia, RGL’s subsidiary Readymix produces aggregate, concrete, concrete pipe and other concrete products. Readymix also holds a substantial joint venture interest in a cement operation and owns a 70% interest in an aggregate and concrete business in China. Subject to obtaining necessary third party consents, it is also intended that CSR’s 50% interest in an asphalt joint venture will be transferred to Readymix before the Effective Date.

		(1)	Rinker

Rinker’s operating results are primarily impacted by the level of construction activity in the residential, commercial and civil segments of the US construction materials industry. For the six months ended 30 September 2002, approximately 45% of Rinker’s revenue was estimated by Rinker management to have been derived from residential construction, 25% from commercial construction, and 30% from civil construction.

Economic and population growth, coupled with rising personal incomes and low mortgage rates, have resulted in substantial growth in US residential construction over the past three years. Residential housing starts in the US in calendar years 1999, 2000 and 2001 were estimated by US Census Bureau to have been 1.64, 1.57 and 1.60 million respectively, which compares to an annual average of 1.47 million starts between calendar years 1992 and 2001. Residential construction activity is estimated to have grown in 2002 supported by a further decline in interest rates.

In Florida, which accounted for 45% of Rinker’s revenues in the six months ended 30 September 2002 (assuming Kiewit was acquired on 1 April 2002), the residential construction market has outperformed the US national average. Between calendar years 1999 and 2001, Dodge estimated an annual compound average growth of 12.9% in Florida residential construction and building spending, compared to a US average of 6.4%. Residential construction activity in Florida continued to grow in excess of the US national average in 2002. For a description of the basis on which Dodge compiles its estimates, refer to part 3.2(a) of this booklet.

Growth in the US economy and falling interest rates have also resulted in strong growth in commercial construction over the past three years. Dodge estimates that total commercial construction and building spending increased from US$132.6 billion in calendar year 1999 to US$140.4 billion in calendar year 2001. In 2002, commercial construction activity softened due to a number of factors principally related to the weaker economic climate.

Since 1999, the commercial construction sector in Florida has outperformed the US national average. Between calendar years 1999 and 2001, Dodge estimated an annual compound average growth rate of 3.6% in Florida commercial construction and building spending, compared to a US national average of 2.8%. Commercial construction in Florida activity also softened in 2002.

Rinker’s exposure to the civil construction sector primarily relates to the construction of roads, highways and bridges. Civil construction activity in the US has increased over the past three years with spending, as estimated by Dodge, increasing from US$74.6 billion in calendar year 1999 to US$92.2 billion in calendar year 2001. This was primarily due to TEA 21, the legislated federal government infrastructure spending program. In 2002, civil construction activity continued to be positively impacted by federal and state infrastructure funding.

Between the financial years ended 1999 and 2001, Rinker’s volumes increased. This was primarily a result of acquisitions and underlying growth in key markets, particularly Florida. Volumes in the six months ended 30 September 2002 were positively impacted by a full six months’ contribution from prior year acquisitions and continued growth in the Florida market. In other markets, growth in residential construction was offset by a decline in the commercial and civil sectors.

Rinker’s financial performance is impacted by changes in prices for its products. Pricing is determined by the level of demand and supply and the competitive environment in the various geographic and product markets in which Rinker operates. In Florida, over the past three financial years, Rinker achieved price growth in excess of inflation for the majority of its products. In other regions, price increases have been broadly in line with inflation.

(2)	Kiewit

On 26 September 2002, Rinker Materials acquired Kiewit for US$540 million (net of cash). Kiewit has significant operations in aggregates, concrete and asphalt in Arizona, representing over 70% of Kiewit revenue for the six months ended 30 September 2002. Other regions in which Kiewit operates include Oregon and northern California. Kiewit markets to a wide variety of customers including highway contractors, commercial, industrial and residential contractors, public works contractors, wholesalers and retailers of decorative rock products, interstate railroads and manufacturers of concrete block products.

Based on the six months ended 30 September 2002, and assuming a full six months contribution from Kiewit, Arizona would have represented an estimated 15% of Rinker’s total revenue.

For the calendar year 2001, Dodge estimates that the total value of new construction contracts in Arizona was US$13.6 billion, representing about 3% of the total value of new construction contracts in the US. Based on Dodge estimates, the total value of new construction contracts in Arizona increased by a compound annual rate of 11.4% between calendar years 1992 and 2001. For calendar year 2001, Dodge estimates that the total value of new residential construction contracts accounted for 61%, commercial contracts for 25%, and civil contracts for 14% of the total value of new construction contracts in Arizona.

Similar to Rinker’s other operations, Kiewit’s operating results are primarily impacted by the level of construction activity in the residential, commercial and civil segments of the construction materials markets where it operates. For the six months ended 30 September 2002, Rinker estimates that about 45% of Kiewit’s revenue was derived from residential construction, 30% from commercial construction, and 25% from civil construction.

In its annual reports filed with the US SEC for the years ended 31 December 2000 and 2001, Kiewit reported that it produced in excess of 26 million tonnes of aggregates (sand, gravel, crushed stone and railroad ballast) for each of the years ended 31 December 2000 and 2001. Sales of these materials were reported by Kiewit to have generated revenue of about US$113 million in 2000 and

US$117 million in 2001. Kiewit also reported that about 37% of the aggregates produced in 2000 and about 36% of aggregates produced in 2001 were used internally in the production of its concrete and asphalt products.

Kiewit also reported that it produced in excess of 3 million cubic metres of concrete for each of the years ended 31 December 2000 and 2001. It reported that sales of concrete generated revenue of approximately US$283 million in 2000 and US$285 million in 2001.

Kiewit also reported that it produced in excess of 2.7 million tonnes of asphalt for each of the years ended 31 December 2000 and 2001. It reported that sales of asphalt generated revenue of approximately US$79 million in 2000 and US$93 million in 2001.

(3)	Readymix

In the six months ended 30 September 2002, about 40% of Readymix’s revenue was estimated to have been derived from Australian residential construction, 25% from civil construction and the remaining 35% from commercial construction.

Over the past three financial years, activity in the residential segment has been influenced by taxation and government housing initiatives. The GST, introduced in July 2000, had a significant impact on activity prior to its introduction (supplemented in the Sydney market by the 2000 Olympic Games) but resulted in an oversupply and a weaker residential market in the year ended 30 June 2001. Since 30 June 2001, falling interest rates and the introduction of the Australian Federal Government’s First Home Owners Grant led to an increase in residential commencements. The six months ended 30 September 2002 saw a continued increase in the housing sector, as well as a recovery in the commercial and civil sectors.

The commercial segment of the construction market has weakened in each of the past three financial years. According to the Australian Bureau of Statistics total spending in the commercial segment has fallen from A$15.0 billion in the year ended 30 June 2000 to A$13.1 billion in the year ended 30 June 2002. Civil construction in Australia is largely dependent on government infrastructure programs. According to the Australian Bureau of Statistics, spending in the civil segment has fallen from A$20.6 billion in the year ended 30 June 2000 to A$19.7 billion in the year ended 30 June 2002.

For the six months ended 30 September 2002, increased expenditure in the residential segment and a recovery in the commercial and civil segments positively impacted the Australian construction market.

(4)	Costs

Cost of sales is the largest component of the RGL group’s total costs representing approximately 68% of total costs for the six months ended 30 September 2002. Cost of sales includes raw materials, labour, depreciation, and energy. The RGL group’s other major cost categories are warehouse and distribution costs as well as administration and other costs. These cost categories represented approximately 20% and 10%, respectively, of the RGL group’s total costs for the six months ended 30 September 2002. The RGL group’s costs are impacted by a number of factors including competition in local markets, availability of raw materials, primarily cement and aggregate, plant utilisation, inflation, and labour negotiations.

(5)	Seasonality

Demand for heavy building materials tends to be lower in the North American winter months and can also be impacted by the Christmas holiday season in

Australia. Historically therefore, revenue in the six months to 31 March has been lower than the first six months of the financial year.

(6)	Exchange rates

For the six months ended 30 September 2002, 80% of the RGL group’s revenue was generated in the US. Accordingly, the RGL group’s A$ results are impacted by the movement in the A$/US$ exchange rate. An appreciation of the A$ relative to the US$ would be expected to have an adverse impact on the RGL group’s results. The average month end exchange rates used for translation of the Rinker US$ transactions into A$ for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out in the table below.

	Year ended 31 March			Six months ended 30 September
	2000	2001	2002	2001	2002

A$/US$	0.6425	0.5524	0.5112	0.5081	0.5516
Year-on-year change	—	14%	7%	—	(9)%

Note: Average of hedge settlement rates at the end of the calendar month.

(7) Other factors

The financial results of the RGL group are also subject to a number of other risks. These are discussed in part 3.6 of this booklet.

(b)	Pro-forma results of operations by segment

RGL group’s pro-orma results of operations by segment for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out below.

Pro-forma results by segment

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Revenue
Rinker	2,760.4	3,668.2	4,181.7	2,139.8	2,077.5
Readymix	1,028.8	912.3	929.8	474.8	514.7
Total RGL group	3,789.2	4,580.5	5,111.5	2,614.6	2,592.2

EBITDA
Rinker	478.0	762.2	898.1	482.8	464.4
Readymix	177.9	112.9	109.6	59.4	86.5
Corporate costs	(13.4)	(13.4)	(13.4)	(6.7)	(6.7)
Total RGL group	642.5	861.7	994.3	535.5	544.2

Goodwill amortisation	25.4	56.4	70.4	36.1	33.9
Other depreciation and amortisation	180.6	246.5	283.3	139.6	137.3
Total depreciation and amortisation	206.0	302.9	353.7	175.7	171.2

EBIT
Rinker	327.8	515.5	598.5	334.8	319.5
Readymix	122.1	56.7	55.5	31.7	60.2
Corporate costs	(13.4)	(13.4)	(13.4)	(6.7)	(6.7)
Total RGL group	436.5	558.8	640.6	359.8	373.0

Outside equity interest share of EBIT	0.5	(0.9)	2.5	1.6	3.5

Kiewit is included in the pro-forma statement of financial position at 30 September 2002 set out in part 4.3, since it was acquired on 26 September 2002, but its results are not included in the RGL group’s pro-forma results of operations. Prior to its acquisition, Kiewit filed annual and quarterly reports containing its consolidated financial statements with the US SEC. Although Kiewit’s consolidated financial statements are included in Kiewit’s annual reports and quarterly reports filed with the US SEC, those consolidated financial statements were prepared for a different purpose and not for inclusion in this booklet. In particular, Kiewit’s consolidated financial statements have not been included in this booklet because they were not prepared on the same basis as the pro-forma results of operations for the RGL group, including:

•

Kiewit’s consolidated financial statements are presented in US$, have been prepared in accordance with US GAAP, which differ in certain material respects from Australian GAAP, and utilise different accounting policies than those of the RGL group;

•	Kiewit’s financial year ended 31 December compared with the RGL group’s financial year, which ends 31 March;

•	Kiewit’s historical results would not reflect the impact of its integration into the RGL group; and

•	due to the significant goodwill recorded by Rinker in connection with its acquisition of Kiewit, Kiewit is expected to generate significantly higher depreciation and amortisation charges in future periods as part of the RGL group.

Since Kiewit generates a large percentage of its revenue from  concrete and asphalt, which have lower EBIT margins than other products such as cement, aggregate and concrete pipe produced by companies in the RGL group, Kiewit has historically achieved an EBIT margin below that recorded on a pro-forma basis for the overall RGL group.

(1)	Six months ended 30 September 2002 compared to the six months ended 30 September 2001

Total revenue: The RGL group’s revenue of A$2,592.2 million for the six months ended 30 September 2002 represented an A$22.4 million, or 0.9%, decrease compared to revenue for the six months ended 30 September 2001 of A$2,614.6 million. This was primarily due to a stronger A$, which more than offset a 5% increase in US$ revenue for Rinker and an 8% increase in revenue for Readymix.

Depreciation and amortisation: The RGL group’s depreciation and amortisation of A$171.2 million for the six months ended 30 September 2002 represented an A$4.5 million, or 3%, decrease compared to depreciation and amortisation of A$175.7 million for the six months ended 30 September 2001. This decrease reflects a stronger A$ as underlying US$ depreciation and amortisation in Rinker increased from US$75.1 million to US$79.9 million. This increase reflects the impact of 2002 acquisitions including Hanson plc’s (Hanson) quarry operations in Nevada and Cemex SA de CV’s (Cemex) quarry operations in Kentucky.

EBIT: The RGL group’s EBIT of A$373.0 million for the six months ended 30 September 2002 represented an A$13.2 million, or 4%, increase compared to EBIT for the six months ended 30 September 2001 of A$359.8 million. The increase was due to an A$28.5 million increase in Readymix partially offset by an A$15.3 million decrease in Rinker. The Rinker decrease reflected a stronger A$ as underlying US$ EBIT increased from US$170.4 million to US$176.3 million.

(2)	Year ended 31 March 2002 compared to the year ended 31 March 2001

Total revenue: The RGL group’s revenue of A$5,111.5 million for the year ended 31 March 2002 represented an A$531.0 million, or 12%, increase compared to the year ended 31 March 2001 revenue of A$4,580.5 million. This was primarily due to an A$513.5 million increase in Rinker complemented by an A$17.5 million increase in Readymix. The increase in Rinker revenue was primarily due to a 6% increase in underlying US results and a 7% weaker A$.

Depreciation and amortisation: The RGL group’s depreciation and amortisation of A$353.7 million for the year ended 31 March 2002 represented an A$50.8 million, or 17%, increase compared to the year ended 31 March 2001 depreciation and amortisation of A$302.9 million. The increase primarily related to acquisitions by Rinker and a weaker A$.

EBIT: The RGL group’s EBIT of A$640.6 million for the year ended 31 March 2002 represented an A$81.8 million, or 15%, increase compared to the year ended 31 March 2001 EBIT of A$558.8 million. This was due primarily to an A$83.0 million increase in Rinker. The Rinker increase reflects a 7% weaker A$ and growth in underlying US$ EBIT from US$283.6 million in the year ended 31 March 2001 to US$306.0 million in the year ended 31 March 2002.

(3)	Year ended 31 March 2001 compared to the year ended 31 March 2000

Total revenue: The RGL group’s revenue of A$4,580.5 million for the year ended 31 March 2001 represented an A$791.3 million, or 21%, increase compared to the year ended 31 March 2000 revenue of A$3,789.2 million. This was due to an A$907.8 million increase in Rinker offset by an A$116.5 million reduction in Readymix. The increase in Rinker was principally due to a 14% increase in underlying US revenues and a 14% weaker A$.

Depreciation and amortisation: The RGL group’s depreciation and amortisation of A$302.9 million for the year ended 31 March 2001 represented an A$96.9 million, or 47%, increase compared to the year ended 31 March 2000 depreciation and amortisation of A$206.0 million. This was mainly due to an A$96.5 million increase in Rinker as a result of acquisitions and the weaker A$.

EBIT: The RGL group’s EBIT for the year ended 31 March 2001 of A$558.8 million represented an A$122.3 million, or 28%, increase compared to the year ended 31 March 2000 EBIT of A$436.5 million. This was primarily due to an A$187.7 million increase in Rinker EBIT offset in part by an A$65.4 million decrease in Readymix EBIT. The increase in Rinker was principally due to a US$ EBIT increase of 35% and a 14% weaker A$.

(4)	Pro-forma results of operations for Rinker segments

Rinker has five business reporting segments: aggregate; cement; concrete, concrete block and asphalt; concrete pipe and products; and other.

The pro-forma results of operations in US$ for Rinker for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out below. These results reflect the US dollar equivalent revenue, EBITDA and EBIT for Rinker’s US operations. Rinker records its transactions in its accounts in US$, which for the purposes of the RGL group’s financial statements are translated into A$ at the applicable month end rates in accordance with Australian Accounting Standards. The average of the month end rates used is stated in part 4.2(a)(6).

Pro-forma Rinker results of operations by segment in US$

	Year ended 31 March			Six months ended 30 September
US$ million	2000	2001	2002	2001	2002
Revenue
Aggregate	372.4	415.8	512.3	245.3	282.6
Cement	236.3	289.9	315.7	155.4	160.4
Concrete, concrete block and asphalt	657.8	712.9	776.5	382.7	414.5
Concrete pipe and products	362.2	429.4	487.2	270.6	254.8
Other	458.7	481.7	406.4	207.9	229.9
Eliminations(1)	(322.1)	(313.6)	(360.3)	(173.2)	(196.9)
Total Rinker	1,765.3	2,016.1	2,137.8	1,088.7	1,145.3

EBITDA
Aggregate	73.1	111.0	138.0	69.8	82.4
Cement	48.8	87.5	96.8	47.4	51.9
Concrete, concrete block and asphalt	62.4	76.9	91.4	49.1	52.1
Concrete pipe and products	80.9	93.3	108.4	68.6	57.2
Other(2)	41.9	49.6	24.5	10.6	12.6
Total Rinker	307.1	418.3	459.1	245.5	256.2

Depreciation and amortisation	96.3	134.7	153.1	75.1	79.9

EBIT
Aggregate	49.5	69.6	89.4	45.6	56.4
Cement	42.3	70.9	76.8	37.5	41.8
Concrete, concrete block and asphalt	37.6	51.1	63.3	35.4	37.0
Concrete pipe and products	60.3	68.3	78.4	54.1	41.2
Other(2)	21.1	23.7	(1.9)	(2.2)	(0.1)
Total Rinker	210.8	283.6	306.0	170.4	176.3

(1) Aggregate and Cement sell product to other Rinker segments. This internal revenue is eliminated on consolidation.

(2) Other includes Rinker corporate costs as outlined in part 4.2(g).

(c)	Aggregate

The pro-forma results of operations for the Aggregate segment for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out below.

	Year ended 31 March			Six months ended 30 September
US$ million	2000	2001	2002	2001	2002

External revenue(1)	186.2	248.9	313.9	149.1	172.7
Inter segment revenue(2)	186.2	166.9	198.4	96.2	109.9
Total revenue	372.4	415.8	512.3	245.3	282.6
EBIT	49.5	69.6	89.4	45.6	56.4
EBIT margin%	13.3	16.7	17.5	18.6	20.0

(1) External revenue means revenue to customers not part of the RGL group.

(2) Inter segment revenue means revenue to customers within the RGL group.

Aggregate revenue has increased over the past three financial years and the six months ended 30 September 2002 as a result of both volume and price increases. The increase in aggregate volumes has been principally due to a number of acquisitions, particularly in Florida, Nevada, Tennessee and Kentucky. Other major factors that have also impacted volumes have been the growth in Florida residential construction, and growth in highway spending in Florida and Georgia. Aggregate prices generally increased ahead of inflation.

(1) Six months ended 30 September 2002 compared to the six months ended 30 September 2001

Revenue: Revenue of US$282.6 million for the six months ended 30 September 2002 represented a US$37.3 million, or 15%, increase compared to revenue for the six months ended 30 September 2001 of US$245.3 million. This was primarily due to increased volumes and prices in the Florida residential market supported by civil projects that were accelerated following a state government initiative (Mobility 2000). The result also reflects a full six months’ contribution from the acquisition of the quarry operations previously owned by Hanson in Las Vegas (purchased September 2001) and Cemex quarry operations in Kentucky (purchased December 2001).

EBIT: EBIT of US$56.4 million for the six months ended 30 September 2002 represented a US$10.8 million, or 24%, increase compared to EBIT for the six months ended 30 September 2001 of US$45.6 million. This was due to an improvement in EBIT margin, which reflected the higher EBIT margin of the acquired Hanson and Cemex businesses compared to existing operations, and price increases.

	(2)	Year ended 31 March 2002 compared to the year ended 31 March 2001

Revenue: Revenue of US$512.3 million for the year ended 31 March 2002 represented a US$96.5 million, or 23%, increase compared to the year ended 31 March 2001 revenue of US$415.8 million. This increase was primarily due to an increase in civil construction with aggregate volumes increasing by approximately 15% in Florida and 13% in Georgia. The increase in revenue also reflects a full year’s revenue contribution from Florida Crushed Stone and American Limestone Company as well as contributions from the acquisition of Cemex’s quarries in Kentucky in December 2001 and Hanson’s Las Vegas quarry operations in September 2001.

EBIT: EBIT of US$89.4 million for the year ended 31 March 2002 represented a US$19.8 million, or 28%, increase compared to the year ended 31 March 2001 EBIT of US$69.6 million. This was principally due to the impact of acquisitions and underlying volume and price increases.

	(3)	Year ended 31 March 2001 compared to the year ended 31 March 2000

Revenue: Revenue of US$415.8 million for the year ended 31 March 2001 represented a US$43.4 million, or 12%, increase compared to the year ended 31 March 2000 revenue of US$372.4 million. This was primarily due to the impact of revenue contributions from the acquisitions of American Limestone Company and Florida Crushed Stone, each of which were acquired in the year ended 31 March 2001 and an increase in federal road spending. Excluding acquisitions, aggregate volumes increased marginally.

EBIT: EBIT of US$69.6 million for the year ended 31 March 2001 represented a US$20.1 million, or 41%, increase compared to the year ended 31 March 2000 EBIT of US$49.5 million. This increase reflects the impact of acquisitions and underlying volume increases as well as improved EBIT margins due to price increases and more efficient plant utilisation.

(d)	Cement

The pro-forma results of operations for the Cement segment for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out below.

	Year ended 31 March			Six months ended 30 September
US$ million	2000	2001	2002	2001	2002
External revenue(1)	100.4	143.2	153.8	78.4	73.5
Inter segment revenue(2)	135.9	146.7	161.9	77.0	86.9
Total revenue	236.3	289.9	315.7	155.4	160.4
EBIT	42.3	70.9	76.8	37.5	41.8
EBIT margin%	17.9	24.5	24.3	24.1	26.1

(1) External revenue means revenue to customers outside the RGL group.

(2) Inter segment revenue means revenue to customers within the RGL group.

Revenue growth over the past three financial years and the six months ended 30 September 2002 was driven principally by volume increases. The growth in volumes primarily relates to the acquisition of Florida Crushed Stone. Prices were largely stable over the period.

	(1)	Six months ended 30 September 2002 compared to the six months ended 30 September 2001

Revenue: Revenue of US$160.4 million for the six months ended 30 September 2002 represented a US$5.0 million, or 3%, increase compared to the revenue for the six months ended 30 September 2001 of US$155.4 million. The increase in revenue principally reflected a 2% increase in volumes and a small increase in average prices.

EBIT: EBIT of US$41.8 million for the six months ended 30 September 2002 represented a US$4.3 million, or 11%, increase compared to EBIT for the six months ended 30 September 2001 of US$37.5 million. This was due to the increase in revenue and an increase in EBIT margin, which was positively impacted by reduced costs at the Miami cement plant.

	(2)	Year ended 31 March 2002 compared to the year ended 31 March 2001

Revenue: Revenue of US$315.7 million for the year ended 31 March 2002 represented a US$25.8 million, or a 9%, increase compared to the year ended 31 March 2001 revenue of US$289.9 million. The increase was principally due to increased volumes from the new Miami plant and a full year’s contribution from the Brooksville mill, which was part of the Florida Crushed Stone acquisition.

EBIT: EBIT of US$76.8 million for the year ended 31 March 2002 represented a US$5.9 million, or 8%, increase compared to the year ended 31 March 2001 EBIT of US$70.9 million. EBIT increased in line with revenue, as EBIT margins remained relatively stable. The result includes a full year’s contribution from the acquisition of Florida Crushed Stone.

	(3)	Year ended 31 March 2001 compared to the year ended 31 March 2000

Revenue: Revenue of US$289.9 million for the year ended 31 March 2001 represented a US$53.6 million, or 23%, increase compared to the year ended 31 March 2000 revenue of $236.3 million. This was principally due to the acquisition of Florida Crushed Stone and a 3% increase in the cement price.

EBIT: EBIT of US$70.9 million for the year ended 31 March 2001 represented a US$28.6 million, or 68%, increase compared to the year ended 31 March 2000 EBIT of US$42.3 million. This was principally due to the increase in revenue and an increase in EBIT margin primarily as a result of higher prices, and the impact of higher margin acquisitions.

(e)	Concrete, concrete block and asphalt

The pro-forma results of operations for the Concrete, concrete block and asphalt segment for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out below.

	Year ended 31 March			Six months ended 30 September
US$ million	2000	2001	2002	2001	2002
Revenue	657.8	712.9	776.5	382.7	414.5
EBIT	37.6	51.1	63.3	35.4	37.0
EBIT margin%	5.7	7.2	8.2	9.3	8.9

Revenue growth over the past three financial years and the six months ended 30 September 2002 was driven primarily by both volume and price increases. The increase in volumes primarily reflects growth in underlying markets and the impact of acquisitions.

	(1)	Six months ended 30 September 2002 compared to the six months ended 30 September 2001

Revenue: Revenue of US$414.5 million for the six months ended 30 September 2002 represented a US$31.8 million, or 8%, increase compared to revenue for the six months ended 30 September 2001 of US$382.7 million. Revenue was positively impacted by an increase in Florida concrete and concrete block volumes due to growth in the Florida residential market and the impact of a full six months’ contribution from the Mid-coast Concrete acquisition. Revenue was also positively impacted by an increase in Nevada concrete volumes, reflecting the acquisition of Hanson’s Las Vegas concrete business in September 2001.

EBIT: EBIT of US$37.0 million for the six months ended 30 September 2002 represented a US$1.6 million, or 5%, increase compared to EBIT for the six months ended 30 September 2001 of US$35.4 million. The increase in EBIT reflects revenue growth, but the EBIT margin fell due to the negative impact of adverse price movements mainly in Tennessee.

	(2)	Year ended 31 March 2002 compared to the year ended 31 March 2001

Revenue: Revenue of US$776.5 million for the year ended 31 March 2002 represented a US$63.6 million, or 9%, increase compared to the year ended 31 March 2001 revenue of US$712.9 million. This principally reflected increased volumes in Florida and Nevada following the Mid-coast Concrete and Hanson acquisitions as well as increased prices in these markets. These increases were partially offset by decreased volumes in the Pacific Northwest (Washington and Oregon) market principally due to a general regional economic downturn.

EBIT: EBIT of US$63.3 million for the year ended 31 March 2002 represented a US$12.2 million, or 24%, increase compared to the year ended 31 March 2001 EBIT of US$51.1 million. This was due to the increase in revenue and an increase in EBIT margin principally due to increased prices in Florida and an improved contribution from operations in Nevada.

	(3)	Year ended 31 March 2001 compared to the year ended 31 March 2000

Revenue: Revenue of US$712.9 million for the year ended 31 March 2001 represented a US$55.1 million, or 8%, increase compared to the year ended 31 March 2000 revenue of US$657.8 million. This was primarily due an increase in concrete and concrete block volumes and prices in Florida due to growth in the residential market as well as completion of the Leesburg concrete block plant in December 2000, which increased capacity by five million units a year. The increased revenue was offset in part by the sale of Portland Concrete in March 2000.

EBIT: EBIT of US$51.1 million for the year ended 31 March 2001 represented a US$13.5 million, or 36%, increase compared to the year ended 31 March 2000 EBIT of US$37.6 million. This was due to an increase in revenue and an increase in the EBIT margin principally due to higher average selling prices and improved absorption of fixed costs over the increased volumes.

(f)	Concrete pipe and products

The pro-forma results of operations for the Concrete pipe and products segment for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out below.

	Year ended 31 March			Six months ended 30 September
US$ million	2000	2001	2002	2001	2002
Revenue	362.2	429.4	487.2	270.6	254.8
EBIT	60.3	68.3	78.4	54.1	41.2
EBIT margin%	16.6	15.9	16.1	20.0	16.2

Revenue growth was principally due to volume increases over the past three financial years. The growth in volumes primarily relates to a number of bolt-on acquisitions, which have increased Rinker’s geographic market coverage, as well as the commissioning of new plants and upgrades to existing plants. Market conditions depressed volumes and prices in the six months ended 30 September 2002.

(1)	Six months ended 30 September 2002 compared to the six months ended 30 September 2001

Revenue: Revenue of US$254.8 million for the six months ended 30 September 2002 represented a US$15.8 million, or 6%, decrease compared to revenue for the six months ended 30 September 2001 of US$270.6 million. This decrease was principally due to a decline in concrete pipe volumes due to the divestment of operations in Everett and Portland, lower market activity in most regions, and to a lesser extent the impact of alternative products and new market entrants.

EBIT: EBIT of US$41.2 million for the six months ended 30 September 2002 represented a US$12.9 million, or 24%, decrease compared to EBIT for the six months ended 30 September 2001 of US$54.1 million. This was due to decreases in revenues and in the EBIT margin principally due to lower volumes (resulting in fixed costs being allocated to a lower revenue base), and increased employee pension and medical benefit plan costs.

(2)	Year ended 31 March 2002 compared to the year ended 31 March 2001

Revenue: Revenue of US$487.2 million for the year ended 31 March 2002 represented a US$57.8 million, or 13%, increase compared to the year ended 31 March 2001 revenue of US$429.4 million. Excluding divestiture proceeds, revenue for the year ended 31 March 2002 increased by 18% compared to the year ended 31 March 2001. This reflected a 13% increase in concrete pipe volumes, primarily due to the full year impact of acquisitions made during the previous financial year, and the purchase of the remaining 50% interest in the New England joint venture (a concrete pipe production business previously equity accounted). Average prices increased by 6%.

EBIT: EBIT of US$78.4 million for the year ended 31 March 2002 represented a US$10.1 million, or 15%, increase compared to the year ended 31 March 2001 EBIT of US$68.3 million. This was due to the impact of higher margin acquisitions and volume and price increases.

(3)	Year ended 31 March 2001 compared to the year ended 31 March 2000

Revenue: Revenue of US$429.4 million for the year ended 31 March 2001 represented a US$67.2 million, or 19%, increase compared to the year ended 31 March 2000 revenue of US$362.2 million. The increase was principally due to volume growth from the acquisition of 13 concrete pipe plants and three corrugated metal pipe plants and divestiture proceeds during the year ended 31 March 2001. Revenue was adversely impacted by weather conditions in the northern and mid west regions.

EBIT: EBIT of US$68.3 million for the year ended 31 March 2001 represented a US$8.0 million or 13% increase compared to the year ended 31 March 2000 EBIT of US$60.3 million. The increase in EBIT did not fully reflect the increase in revenue due to a decline in the EBIT margin reflecting the impact of adverse weather conditions, and higher goodwill amortisation charges from acquisitions, which more than offset the improvement in operating costs due to plant upgrades.

(g)	Other

The pro-forma results of operations for the Other segment for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out below. This segment includes gypsum supply, pre-stressed concrete, polyethylene pipe and net Rinker corporate costs (corporate costs net of gains and losses on asset sales).

	Year ended 31 March			Six months ended 30 September
US$ million	2000	2001	2002	2001	2002
Revenue	458.7	481.7	406.4	207.9	229.9
EBIT before net Rinker corporate costs	33.1	34.7	10.8	6.2	7.0
Net Rinker corporate costs	(12.0)	(11.0)	(12.7)	(8.4)	(7.1)
EBIT	21.1	23.7	(1.9)	(2.2)	(0.1)

(1)	Six months ended 30 September 2002 compared to the six months ended 30 September 2001

Revenue: Revenue of US$229.9 million for the six months ended 30 September 2002 represented a US$22.0 million, or 11%, increase compared to the revenue for the six months ended 30 September 2001 of US$207.9 million. Gypsum supply revenue increased 16% as a result of both volume (11% increase in wallboard volumes) and price increases. Pre-stressed concrete products revenue increased by 3%, reflecting the mix of projects undertaken. Revenue in the polyethylene pipe and installation business declined by 22%, primarily as a result of lower polyethylene pipe prices consistent with weaker demand in the telecommunications sector, and the adverse impact on revenues of the sale of the installation business on 1 August 2002.

EBIT: EBIT before net Rinker corporate costs of US$7.0 million for the six months ended 30 September 2002 represented a US$0.8 million or 13% improvement compared to EBIT of US$6.2 million for the six months ended 30 September 2001. The improvement in EBIT before net Rinker corporate costs was principally due to revenue growth in gypsum supply, and improved operating performances at a number of pre-stressed concrete plants. These improvements were partially offset by decreased EBIT in the polyethylene pipe business, due to a significant reduction in prices reflecting market competitiveness. Net Rinker corporate costs decreased by US$1.3 million resulting in an overall EBIT improvement of US$2.1 million.

(2)	Year ended 31 March 2002 compared to the year ended 31 March 2001

Revenue: Revenue of US$406.4 million for the year ended 31 March 2002 represented a US$75.3 million, or 16%, decrease compared to the year ended 31 March 2001 revenue of US$481.7 million. Gypsum supply revenues declined by 17% primarily as a result of a modest decline in wallboard volumes and a significant decrease in prices which had been abnormally high in the previous two financial years due to supply shortages. The weaker commercial construction market in the US, particularly in Indianapolis and Oklahoma, negatively impacted volumes and prices in pre-stressed concrete products, which resulted in revenues declining by 8%. Polyethylene pipe volumes declined 17% as a result of reduced demand from the oil and gas and ducting markets which resulted in revenues declining by 21%.

EBIT: EBIT before net Rinker corporate costs of US$10.8 million for the year ended 31 March 2002 represented a US$23.9 million, or 69%, decrease compared to the year ended 31 March 2001 EBIT of US$34.7 million. The decline in EBIT before net Rinker corporate costs was principally due to lower volumes and prices across all major products, with lower project margins in prestress operations due to a weaker commercial market, partially offset by EBIT improvements from the restructure of the pipe rehabilitation business during the year. Net Rinker corporate cost increased by US$1.7 million resulting in an overall EBIT decline of US$25.6 million.

	(3)	Year ended 31 March 2001 compared to the year ended 31 March 2000

Revenue: Revenue of US$481.7 million for the year ended 31 March 2001 represented a US$23.0 million, or 5%, increase compared to the year ended 31 March 2000 revenue of US$458.7 million. Pre-stressed concrete revenue was US$71 million higher primarily due to volume increases due to several large prison contracts and the acquisition of Wilson Concrete Products in June 2000. Polyethylene pipe revenues increased by 8% primarily due to price increases, with volumes marginally lower. Gypsum supply revenues declined by 19% as a result of decreases in volume and price principally due to decreased volumes due to lower market share, and increased industry supply capacity following shortages in the year ended 31 March 2000 and the early part of the year ended 31 March 2001.

EBIT: EBIT before net Rinker corporate costs of US$34.7 million for the year ended 31 March 2001 represented a US$1.6 million, or 5%, increase compared to the year ended 31 March 2000 EBIT of US$33.1 million. This was primarily due to higher prices in polyethylene pipe, partially offset by lower margins from pre-stressed concrete reflecting the mix of projects undertaken and the adverse impact of rework on a large parking garage project. Gypsum supply maintained its EBIT contribution despite volume and price declines principally through improved pricing of sourced product. Net Rinker corporate cost decreased by US$1.0 million resulting in an overall EBIT improvement of US$2.6 million.

(h)	Pro-forma results of the Readymix segment

The table below sets out the pro-forma results of operations for the Readymix segment for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002.

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Revenue	1,028.8	912.3	929.8	474.8	514.7
EBIT	122.1	56.7	55.5	31.7	60.2
EBIT margin%	11.8	6.2	6.0	6.7	11.7

Revenue decline from the year ended 31 March 2000 to the year ended 31 March 2001 was principally due to volume declines across residential, commercial and civil sectors. Revenue growth for the year ended 31 March 2002 was due to improved market volumes. However, prices remained depressed during the years ended 31 March 2001 and 2002.

Revenue growth in the six months ended 30 September 2002 was driven primarily by volume and price increases in concrete and by price increases in aggregate. The growth in concrete volumes primarily relates to improvements in commercial sector activity.

(1)	Six months ended 30 September 2002 compared to the six months ended 30 September 2001

Revenue: Revenue of A$514.7 million for the six months ended 30 September 2002 represented an A$39.9 million, or 8%, increase compared to revenue for the six months ended 30 September 2001 of A$474.8 million. The increase in revenue reflected a 6% increase in concrete volumes in Australia and an 80% increase in Asia due to a major infrastructure project. External aggregate volumes declined by 10% in Australia due to the completion of a number of projects. Prices increased for both concrete (9%) and external aggregate (11%) during the period.

EBIT: EBIT of A$60.2 million for the six months ended 30 September 2002 represented an A$28.5 million, or 90%, increase compared to EBIT of A$31.7 million for the six months ended 30 September 2001. This was primarily due to an increase in the EBIT margin reflecting improved concrete and aggregate prices, improved concrete volumes, and an A$3.4 million profit on surplus land sales.

(2)	Year ended 31 March 2002 compared to the year ended 31 March 2001

Revenue: Revenue of A$929.8 million for the year ended 31 March 2002 represented an A$17.5 million, or 2% increase compared to the year ended 31 March 2001 revenue of A$912.3 million. This reflected increased volumes primarily due to growth in Australian residential and Asian expenditure. Asian sales increased as Readymix supplied products to a number of government infrastructure contracts. The increase in revenue was partially offset by a decline in civil and commercial construction activity due to the delayed commencement of approved public and private infrastructure projects. Humes prices and volumes also declined due to increased competition.

EBIT: EBIT of A$55.5 million for the year ended 31 March 2002 represented an A$1.2 million, or a 2%, decrease compared to the year ended 31 March 2001 EBIT of A$56.7 million. EBIT decreased despite an increase in revenue due to price decreases in the Humes business that had a significant impact on margins and increases in raw material costs.

(3)	Year ended 31 March 2001 compared to the year ended 31 March 2000

Revenue: Revenue of A$912.3 million for the year ended 31 March 2001 represented an A$116.5 million, or 11%, decrease compared to the year ended 31 March 2000 revenue of A$1,028.8 million. This was primarily due to a slowdown in residential, civil and commercial construction activity following the Sydney Olympic Games in September 2000 and the introduction of the GST in July 2000, which contributed to a decline in construction activity, adversely impacting both volumes and prices. The introduction of the GST particularly affected the Humes business, due to the slowdown in residential construction activity.

EBIT: EBIT of A$56.7 million for the year ended 31 March 2001 represented an A$65.4 million, or a 54%, decrease compared to the year ended 31 March 2000 EBIT of A$122.1 million. This was principally due to the decline in revenues that had a significant adverse impact on EBIT margins and profits of A$6.2 million made on the sale of surplus land in the year ended 31 March 2000. EBIT margins were also adversely impacted by higher oil prices, which caused the cost of bitumen used in asphalt production to rise by 60%.

4.3	Pro-forma statement of financial position

The RGL group’s pro-forma statement of financial position as at 30 September 2002 is set out below. The pro-forma statement has been derived from the statement of financial position in the CSR group’s reviewed half-year financial statements at 30 September 2002. Assets and liabilities relating to the RGL group in that reviewed statement have been separately identified and pro-forma adjustments have been made to reflect:

• the proposed debt structure of the RGL group following the demerger;

• the acquisition of Readymix businesses at fair value;

• the subscription for new share capital in RGL; and

• transaction costs.

Details of these adjustments are outlined in note 2 to appendix 1 of the investigating accountants’ reports set out in part 13.

Pro-forma statement of financial position

A$ million	As at 30 September 2002
Current assets
Cash	63.3
Receivables	862.1
Inventories	420.2
Other current assets	38.7
Total current assets	1,384.3

Non-current assets
Receivables	11.6
Inventories	97.5
Investments accounted for using the equity method	272.0
Other financial assets	17.6
Property, plant and equipment	2,916.0
Intangibles	1,698.3
Deferred income tax assets	126.6
Other non-current assets	90.3
Total non-current assets	5,229.9

Total assets	6,614.2

Current liabilities
Payables	613.9
Interest-bearing liabilities	262.5
Income tax liabilities	102.3
Provisions	159.6
Total current liabilities	1,138.3
Non-current liabilities
Payables	40.3
Interest-bearing liabilities	1,919.5
Deferred income tax liabilities	362.4
Provisions	90.3
Total non-current liabilities	2,412.5
Total liabilities	3,550.8
Net assets	3,063.4

Equity attributable to members of RGL	3,047.5
Outside equity interests	15.9
Total equity	3,063.4

4.4	Liquidity and capital

	(a)	Liquidity

Prior to the demerger, RGL group companies met their working capital needs and capital expenditure requirements through a combination of operating cash flows, inter-company loans from CSR, and external debt raising. Following the demerger, it is anticipated that RGL group companies will satisfy their ongoing capital expenditure requirements and meet their working capital needs through cash generated from operations, together with cash on hand and, where necessary, borrowings available under the existing and proposed financing facilities described below. The table below sets out the RGL group’s pro-forma statements of cash flows for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002.

Pro-forma statements of cash flows

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Cash flows from operating activities before interest income and income tax
Receipts from customers	3,664.1	4,640.9	5,160.5	2,590.4	2,528.6
Payments to suppliers and employees	(3,123.7)	(3,818.4)	(4,183.5)	(2,166.2)	(2,130.3)
Dividends, and distributions from associate entities and controlled entities	23.9	20.3	31.9	8.7	14.6
Cash flows from operating activities before interest income and income tax	564.3	842.8	1,008.9	432.9	412.9

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	(351.0)	(317.8)	(323.5)	(152.9)	(107.7)
Proceeds from sale of property, plant and equipment and other non-current assets	53.6	58.7	45.3	27.0	14.7
Purchase of controlled entities and businesses net of cash acquired	(126.9)	(1,090.2)	(157.3)	(84.7)	(962.2)
Return of capital from associate entities	43.4	5.6	—	—	—
Proceeds from sale of interests in controlled entities and businesses	24.6	23.0	32.6	2.5	25.2
Loans and receivables advanced	(8.2)	(1.8)	(1.1)	(0.8)	(1.4)
Loans and receivables repaid	10.1	4.4	9.9	9.5	1.2
Cash (used in) from investing activities	(354.4)	(1,318.1)	(394.1)	(199.4)	(1,030.2)
Cash flows from operating and investing activities	209.9	(475.3)	614.8	233.5	(617.3)
Reconciliation of EBITDA to cash flow from operating activities before interest income and income tax
EBITDA	642.5	861.7	994.3	535.5	544.2
Movements in working capital	(69.7)	29.0	14.9	(70.6)	(70.0)
Profit on asset sales	(2.5)	(19.5)	(10.3)	(7.6)	(22.6)
Other	(6.0)	(28.4)	10.0	(24.4)	(38.7)
Cash flows from operating activities before interest income and income tax	564.3	842.8	1,008.9	432.9	412.9

The pro-forma statements of cash flows reflect the cash consequences of the pro-forma adjustments outlined in part 4.1(e).

A more detailed cash flow statement is included in the appendices to the investigating accountants’ reports set out in part 13.

Cash flows from operating activities before interest income and income tax for the six months ended 30 September 2002 of A$412.9 million represented an A$20.0 million, or 5%, decrease compared to A$432.9 million for the six months ended 30 September 2001. This was principally due to higher employment related payments for Rinker in the six months to 30 September 2002, some of which were accrued in prior periods.

Cash flows from operating activities before interest income and income tax for the year ended 31 March 2002 of A$1,008.9 million represented an A$166.1 million, or 20%, increase compared with A$842.8 million for the year ended

31 March 2001. This was primarily due to the A$132.6 million increase in EBITDA complemented by an A$14.9 million reduction in working capital.

Cash flows from operating activities before interest income and income tax for the year ended 31 March 2001 of A$842.8 million represented an A$278.5 million, or 49%, increase compared with A$564.3 million for the year ended 31 March 2000. This was primarily due to the A$219.2 million increase in EBITDA complemented by an A$29.0 million reduction in working capital.

Net investing cash flows consist of capital expenditure necessary to maintain the productive capacity of RGL group companies, proceeds from divestments and outflows relating to acquisitions. The major acquisitions completed by RGL group companies were:

• Rinker – American Limestone Company (A$352.8 million – 2001);

• Rinker – Florida Crushed Stone Company (A$438.8 million – 2001);

• Rinker – Wilson Concrete Company (A$120.4 million – 2001); and

• Rinker – Kiewit Materials Company (A$996.7 million – September 2002).

(b)	Capital resources

As at 31 October 2002 the CSR group had debt facilities comprised as follows:

Borrower(s)	Type	Maturing	Limits / Outstanding US$ million
Rinker	Uncommitted working capital	Annual review	70.0
CSR(1)	Uncommitted working capital	Annual review	12.3
Rinker	Bank loans	July 2003 - March 2006	325.0
Rinker / CSR Finance(2)	Bank loans	March 2003 - July 2006	500.0
Rinker	Bonds	March 2004	195.0
CSR Insulation Thailand	Loan	January 2005	5.7
Rinker	Bonds	July 2005	250.0
Hydro Conduit Corp	Bonds	December 2006	7.2
Florida Crushed Stone(3)	Bonds	December 2014	81.4
CSR Finance	Bonds	July 2025	150.0

(1) Various wholly owned subsidiaries of CSR which will remain owned by CSR post demerger.

(2) Shared facilities.

(3)               Rinker Materials agreed in June 2000 in the stock purchase agreement relating to the acquisition of Florida Crushed Stone to cause Florida Crushed Stone to redeem the bonds due December 2014 no later than 1 December 2003, the first date that optional redemption of the bonds is permitted, at 102% of their aggregate principal amount (US$83 million).

CSR has guaranteed Rinker Materials’ obligations under US$825 million in bank facilities of various maturities between March 2003 and July 2006, and US$445 million in bonds due March 2004 and July 2005.

If the demerger is approved and implemented, CSR and RGL will be separate listed entities that will operate independently of one another. Consequently, any debts of RGL or its subsidiaries that are guaranteed by CSR will need to be restructured or refinanced prior to or at the time of the demerger.

In order to effect the allocation of debt between the RGL group and the CSR group at the demerger date, RGL and CSR group companies will establish new banking facilities under which they will have access to up to US$1,077.5 million and A$500 million, respectively. These facilities will be drawn at or shortly after the Demerger Date for the purposes of refinancing the existing borrowings of the CSR group.

New bank debt

RGL group companies have received committed offers for new banking facilities of US$1,077.5 million. These are revolving cash advance facilities and are provided by RGL group’s relationship banks on a bilateral basis. The borrower under the facilities is Rinker Materials, guaranteed by RGL. The facilities are provided in two tranches, as follows:

• US$200 million, which has a maturity of 364 days from initial drawdown; and

• US$877.5 million, which matures three years from the initial drawdown.

Interest is payable by Rinker Materials on amounts drawn under the facilities at LIBOR plus a margin. The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature. The facilities contain customary provisions relating to events of default, which could trigger early repayment. The facilities also contain undertakings by Rinker Materials and RGL, including a negative pledge, restrictions on subsidiary indebtedness and financial covenants that are customary for facilities of this nature. There are no credit rating downgrade triggers that could cause early repayment under these facilities.

US$ bonds

Rinker Materials has issued US$195 million in bonds that mature in March 2004 (the 2004 bonds) and US$250 million in bonds that mature in July 2005 (the 2005 bonds). These bonds are currently guaranteed by CSR.

(1) 2004 bonds

As part of the financial restructuring to accommodate the demerger:

•                         Rinker Materials intends to solicit consents from the holders of the 2004 bonds to amend certain provisions of the indenture relating to the 2004 bonds to remove a number of the negative covenants and to resolve any uncertainty about the impact of the demerger under the indenture; and

• Rinker Materials and CSR intend to make conditional offers to purchase all of the 2004 bonds outstanding.

The offers to purchase and the payment of any consent fee will be conditional upon, among other things, the demerger occurring, and receipt of the consents described above from the holders of the majority in aggregate principal amount of the outstanding 2004 bonds. If these conditions are met, any securities which are not tendered into the offer will remain outstanding, but the negative covenants referred to above will have been removed. RGL and Rinker Materials will indemnify CSR for any payment obligations that come due under CSR’s guarantee obligations on the outstanding securities. RGL will obtain bank guarantees and/or letters of credit, for CSR’s benefit and to CSR’s satisfaction, for any payment obligations that come due under CSR’s guarantee obligations on any 2004 bonds which remain outstanding. These bank guarantees and/or letters of credit will be provided under the US$1,077.5 million new bank facilities for RGL and Rinker Materials.

RGL and CSR cannot predict at this time what percentage of holders will consent and tender in response to the conditional offers to purchase.

(2)	2005 bonds

As part of the financial restructuring to accommodate the demerger, RGL intends to:

• guarantee the obligations of Rinker Materials in respect of the 2005 bonds on the same terms and conditions as the existing guarantee from CSR;

• indemnify CSR for any payment obligations that come due under CSR’s guarantee obligations on the 2005 bonds; and

•                         obtain bank guarantees and/or letters of credit, for CSR’s benefit and to CSR’s satisfaction, for any payment obligations that come due under CSR’s guarantee obligations on the 2005 bonds. These bank guarantees and/or letters of credit will be provided under the US$1,077.5 million new bank facilities for RGL and Rinker Materials. Rinker Materials will indemnify CSR for any such payment obligations under the 2005 bonds.

As a result of the foregoing, RGL expects that the 2005 bonds will remain outstanding and be unaffected by the demerger.

(3)	New bonds

CSR Finance Limited, a wholly owned subsidiary of CSR, has issued US$150 million in bonds that mature in July 2025 (the 2025 bonds). The 2025 bonds are guaranteed by CSR. Prior to the demerger, CSR, CSR Finance Limited, RGL and Rinker Materials intend to conduct a consent solicitation and exchange offer (the Consent Solicitation and Exchange Offer) that:

•

solicits consents from the holders of the 2025 bonds to amend certain provisions of the indenture relating to the 2025 bonds and resolve any uncertainty about the interpretation of the impact of the demerger under the indenture; and

•

offers holders of the 2025 bonds new bonds (the Rinker Materials replacement bonds) in exchange for the outstanding 2025 bonds, in certain transactions not subject to registration under the US Securities Act.

Rinker Materials may pay an additional cash amount or adjust the interest rate currently payable on the 2025 bonds as consideration for the consents described above. The Rinker Materials replacement bonds will be guaranteed by RGL but will not be guaranteed by CSR.

The issuance of the Rinker Materials replacement bonds by Rinker Materials pursuant to the Consent Solicitation and Exchange Offer is expected to be conditional on, among other things:

• the demerger occurring; and

• receipt of the consents described above from the holders of the majority in aggregate principal amount of the outstanding 2025 bonds.

If these conditions are met, any 2025 bonds not exchanged for Rinker Materials replacement bonds will remain outstanding. RGL and CSR cannot predict at this time what percentage of holders will exchange their 2025 bonds and consent to the amendment to the indenture and exchange their 2025 bonds in connection with the Consent Solicitation and Exchange Offer.

Other borrowings

Hydro Conduit, a wholly owned subsidiary of Rinker Materials, has issued US$7.2 million in bonds that mature in December 2006. The bondholders’ trustee currently holds a bank letter of credit for the benefit of the bondholders that is guaranteed by CSR. CSR has discussed with the current letter of credit provider the replacement of the existing CSR guarantee by a new RGL guarantee. Prior to the Demerger Date, CSR and RGL will either replace the existing guarantee with a new RGL guarantee, or:

•

procure a new letter of credit from one of RGL’s relationship banks, guaranteed by RGL, and deliver it to the Trustee in replacement of the existing letter of credit, in accordance with the terms of the bond indenture;

• procure the return of the existing letter of credit to the current letter of credit provider; and

• terminate the existing letter of credit facility and CSR guarantee.

Florida Crushed Stone Company, a wholly owned subsidiary of Rinker Materials, has issued US$81.4 million in bonds which mature in December 2016. Rinker Materials has agreed to cause Florida Crushed Stone to redeem these bonds on 1 December 2003 at 102% of their aggregate principal amount. These bonds are not guaranteed by CSR or Rinker Materials, and management therefore expects them to be unaffected by the demerger.

Rinker Materials currently has in place uncommitted working capital facilities available for short term cash advances and the issuance of letters of credit which total US$70 million. These facilities are currently guaranteed by CSR and are provided by participants in Rinker Materials’ new bilateral facilities. RGL has asked the relevant banks to release the existing CSR guarantees and replace them with new RGL guarantees, on the same terms and conditions as provided in respect of the new bilateral facilities. Management expect that the CSR guarantee will be replaced at or prior to the Demerger Date. If the CSR guarantee is not replaced prior to the Demerger Date, the existing facilities will be terminated and new facilities will be put in place by Rinker Materials, guaranteed by RGL.

(c)	Contractual obligations and commercial commitments

RGL group companies’ aggregate long term obligations and commitments (excluding debt which is discussed above) are detailed below:

	Payments due by period
A$ million	Total	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years
Lease obligations	162	40	27	47	48
Contracted capital expenditure	19	19	—	—	—
Other long term obligations	12	4	3	4	1
Total contractual cash obligations	193	63	30	51	49

RGL management believes RGL group companies will satisfy these long term obligations and commitments through cash generated from operations, together with cash on hand and, where necessary, borrowings available under the existing and proposed financing facilities described above.

RGL management is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the RGL group’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition, other than described in part 4.5.

	(d)	Off-balance sheet financial arrangements

RGL group companies do not use special purpose vehicles or any other significant form of off-balance sheet financing. RGL group companies have some lease obligations as outlined above in the table of ‘Contractual obligations and commercial commitments’. Most of these leases are operating and, therefore, are not included in the statement of financial position.

RGL group companies operate through a number of operating associates. The pro-forma financial statements appended to the investigating accountants’ reports in part 13 contains the RGL group’s net equity-accounted investment in those associates and a summary of the statement of financial position of these associates.

4.5	Quantitative and qualitative disclosures about market risk

The RGL group proposes to have in place principles and policies approved by RGL’s board of directors designed to manage financial risks associated with exposures to foreign currencies, and interest rates that are consistent with those that the CSR group currently has in place. Under the current policies, risks are managed through a variety of means including foreign exchange contracts, interest rate swaps and options. These policies prohibit speculative transactions, restrict hedging transactions to pre-set limits and require senior management approval of hedging instruments. In addition, the policies limit who may authorise transactions and segregate relevant functions among different individuals.

Readymix’s management is responsible for managing exposures in that business in accordance with the policies and is required to do so in consultation with specialist advice from treasury. Rinker has adopted similar policies where relevant.

The RGL group companies utilise a variety of domestic and international financial institutions as counter parties for hedging transactions. Transaction limits based on credit ratings are placed on each financial institution and reviewed regularly. Predominantly, RGL group companies will only utilise counter parties with a Moody’s or Standard & Poor’s A3/A- equivalent rating or higher. In the case where no Moody’s or Standard & Poor’s rating is available management may assign a small limit based on alternative arrangements.

It is management’s opinion that no RGL group companies in the past three financial years and for the six months ended 30 September 2002 have engaged in any financial transactions of a trading or speculative nature.

Interest rate exposure is managed with an objective of reducing year-to-year volatility in interest costs to obtain a stable and predictable interest expense outcome. To achieve this result, RGL group companies enter into interest rate hedges, including interest rate swaps, swaptions, caps and collars.

Specific information concerning interest rate exposure and financial instruments used to limit that exposure is disclosed in the pro-forma financial statements in the investigating accountants’ reports set out in part 13.

4.6	Forecast financial information for the year ending 31 March 2003

	(a)	Introduction

The forecast financial information for the year ending 31 March 2003 has been prepared in accordance with Australian GAAP by the management of the CSR group, and the management of the RGL group companies for use in this booklet. Subject to the continuous disclosure requirements imposed on publicly listed companies, CSR and RGL do not intend to update this information or to publish forecast financial information in the future.

The forecast financial information provided for the RGL group includes:

• pro-forma forecast financial performance for the year ending 31 March 2003; and

• pro-forma forecast cash flows from operating activities before interest income and income tax for the year ending 31 March 2003.

The pro-forma forecast financial information for the year ending 31 March 2003 comprises pro-forma historical financial information for the six months ended 30 September 2002 plus the pro-forma forecast financial information for the six months ending 31 March 2003.

The forecast financial information was prepared based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions which are expected to take place, including the key assumptions set out below. The forecast financial information was prepared on the basis of currently available estimates, including estimates as to sales prices, exchange rates, volumes and costs during the remainder of year ending 31 March 2003. The management of the RGL group has used due care and attention in the preparation of this forecast financial information and considers the assumptions to be reasonable when viewed as a whole. However, this information is not fact and you are cautioned not to place undue reliance on the forecast financial information.

The forecast financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the forecast financial information, are by their very nature subject to significant uncertainties and contingencies, many of which will be outside the control of RGL group companies and are not predictable on a reliable basis. Accordingly, none of the CSR group, the RGL group, nor any other person can give any assurance that the forecast financial information will be achieved.

The forecast financial information should be read together with the key assumptions and sensitivity analysis, the risk factors described in part 3.6 and other information contained in this booklet. A report on forecast financial information by the investigating accountants is set out in part 13.

Forecast statement of financial performance by segment for the year ending 31 March 2003

$ million	Kiewit (US$)(1)	Rinker Materials (excluding Kiewit) (US$)	Rinker Materials (including Kiewit) (US$)	Rinker Materials (including Kiewit) (A$)	Readymix (A$)	Corporate (A$)	Total RGL group (A$)
Revenue	240	2,204	2,444	4,388	980	—	5,368
EBITDA	35	474	509	914	175	(14)	1,075
EBIT	16	312	328	590	120	(14)	696
EBIT margin %	6.6	14.2	13.4	13.4	12.2	—	13.0
Capital expenditure	556	101	657	1,202	69	—	1,271

(1) Represents Kiewit forecast contribution following the acquisition in September 2002.

Forecast statement of financial performance and cash flow

	Pro-forma historical			Pro-forma forecast
A$ million	Year ended 31 March 2001	Year ended 31 March 2002	Six months ended 30 September 2002	Six months ending 31 March 2003	Year ending 31 March 2003
Total revenue	4,581	5,112	2,592	2,776	5,368
Net operating cash flow before interest income and income tax	843	1,009	413	563	976
EBITDA	862	994	544	531	1,075
Depreciation and amortisation	303	353	171	208	379
EBIT(1)	559	641	373	323	696
Income tax expense on EBIT					(255)
Outside equity interest in EBIT					(3)
Net finance expense after tax					(54)
Net profit					384
Earnings per share (A cents)(2)					40.9
A$/US$	0.5524	0.5112	0.5516	0.5650	0.5583

(1) The forecast financial information reflects the pro-forma adjustments for the six months ended 30 September 2002 set out in part 4.1(e) and excludes A$6 million (after tax) expensed demerger costs.

(2) Forecast earnings per share is based on 938.8 million shares representing the number of shares on issue for CSR Limited at 30 September 2002.

(b)	Key assumptions

The forecast financial information is based on the following key assumptions:

(1) General assumptions

The following general assumptions are relevant to the forecast financial information

• the forecast average A$/US$ exchange rate for the year ending 31 March 2003 is 0.557;

•                         no significant change in the economic conditions prevailing in the markets in which the RGL group companies primarily operate (US and Australia), other than those changes reflected in the key revenue assumptions;

• no significant change in the legislative regimes and regulatory environments in the jurisdictions in which the RGL group companies or their key customers or suppliers operate;

• no change in applicable accounting standards that would have a material impact on the RGL group’s financial reporting; and

• no material acquisitions or disposals in the six months to 31 March 2003 (that is, excludes impact of the potential ACH/QCL joint venture).

(2) Revenue assumptions

Revenue is forecast to increase by A$256 million or 5%, from A$5,112 million in the year ended 31 March 2002 to A$5,368 million in the year ending 31 March 2003. This reflects an A$49 million increase in Readymix revenue and a US$306 million increase in Rinker revenue which is partially offset by a stronger forecast A$.

Rinker (excluding Kiewit)

Aggregate volumes for the year ending 31 March 2003 are forecast to increase by 10% over the year ended 31 March 2002. Aggregate volumes for the six months ending 31 March 2003 are expected to be broadly similar to the six months ended 31 March 2002 but are forecast to decrease by 10% compared with the six months ended 30 September 2002 reflecting seasonality of operations.

Cement volumes for the year ending 31 March 2003 are forecast to be similar to volumes for the year ended 31 March 2002. Cement volumes for the six months ending 31 March 2003 are forecast to increase by 2% compared with the six months ended 30 September 2002.

Concrete and asphalt volumes for the year ending 31 March 2003 are forecast to increase by 6% and 2% respectively and concrete block volumes are forecast to decrease by 1%, over the year ended 31 March 2002. Concrete and asphalt volumes for the six months ending 31 March 2003 are forecast to increase by 4% and 7% respectively and concrete block volumes are forecast to decline by 2% compared to the six months ended 31 March 2002. Concrete volumes for the six months ending 31 March 2003 are expected to be broadly in line with the six months ended 30 September 2002, while asphalt and concrete block volumes are expected to decline by 53% and 2% respectively compared to the six months ended 30 September 2002, reflecting seasonality, particularly in asphalt operations.

Concrete pipe and products volumes for the year ending 31 March 2003 are forecast to decrease by 8% over the year ended 31 March 2002 reflecting competitive market conditions and increasing substitution of alternative plastic pipe products. Concrete pipe and products volumes for the six months ending 31 March 2003 are forecast to decrease by 19% compared with the six months ended 30 September 2002 reflecting seasonality.

Other operations: gypsum supply and polyethylene pipe volumes for the year ending 31 March 2003 are forecast to increase by 7% and 12%, respectively, over the year ended 31 March 2002, while pre-stressed concrete products volumes are forecast to be 15% less than the previous year. For the six months ending 31 March 2003, gypsum supply, polyethylene pipe and pre-stressed concrete products volumes are forecast to decrease by 1%, 6% and 25%, respectively, compared with the six months ended 30 September 2002.

Forecast volumes for all market segments are sensitive to weather conditions over the winter period in the US. The forecast assumes a normal winter weather pattern.

Average selling prices across all segments for the six months ending 31 March 2003 are forecast to remain broadly similar to prices achieved in the six months ended 30 September 2002.

Kiewit

Kiewit revenue for the six months ending 31 March 2003 is forecast at US$240 million. Aggregate, concrete and asphalt volumes are forecast to be significantly below those achieved in the six months ended 30 September 2002 reflecting seasonality of operations but broadly in line with volumes in the six months ended 31 March 2002. Prices are forecast to remain broadly similar to those achieved in the six months ended 30 September 2002.

Readymix

Concrete volumes for the year ending 31 March 2003 are forecast to be approximately 3% above those achieved for the year ended 31 March 2002. The past six months has seen a continued increase in housing sector activity as well as a recovery in the commercial and civil segments.

External aggregate volumes for the year ending 31 March 2003 are forecast to be around 17% below those achieved for the year ended 31 March 2002 due to reduced spending in the civil segment which is largely dependent on government infrastructure programs.

Concrete pipe volumes for the year ending 31 March 2003 are forecast to be similar to those achieved for the year ended 31 March 2002.

Concrete and aggregate price increases are forecast to remain at October 2002 levels for the remainder of the six months ending 31 March 2003.

Average concrete prices are forecast to be approximately 10% higher and average aggregate prices around 15% higher than for the year ended 31 March 2002.

(3) EBIT assumptions

EBIT is forecast to increase by A$55 million, or 9%, in the year ending 31 March 2003 to A$696 million from A$641 million in the year ended 31 March 2002. This reflects an A$64 million increase in Readymix EBIT and a US$22 million increase in Rinker EBIT which is offset by a stronger forecast A$. In addition to the revenue assumptions outlined, the key assumptions in respect of EBIT are:

Rinker (excluding Kiewit)

EBIT is forecast to increase by 2% in the year ending 31 March 2003 to US$312 million from US$306 million in the year ended 31 March 2002 reflecting revenue increases and a controlled cost base. EBIT in the six months ending 31 March 2003 is expected to be lower than in the six months ended 30 September 2002 primarily reflecting the seasonality of operations.

Kiewit

Kiewit EBIT for the six months ending 31 March 2003 is forecast to be US$16 million. This reflects the revenue position outlined above, limited implementation of operating synergies and the amortisation of goodwill arising from the Kiewit acquisition. Full operating synergies will be implemented during the year ending 31 March 2004.

Readymix

EBIT is forecast to increase by 116% in the year ending 31 March 2003 to A$120 million from A$56 million in the year ended 31 March 2002 primarily reflecting price increases achieved in concrete and aggregate.

(4) Depreciation and amortisation assumptions

Depreciation and amortisation for the year ending 31 March 2003 is forecast to increase by 7% to A$379 million primarily reflecting Kiewit goodwill amortisation and depreciation expenses amounting to A$34 million.

(5) Interest assumptions

The forecast interest expense is based on an average net debt of A$1.2 billion for the six months ended 30 September 2002 and, following the acquisition of Kiewit, an average of A$2.0 billion for the six months ending 31 March 2003. Interest has been calculated at an average rate of 5.5% for the year ending 31 March 2003.

	(6)	Taxation assumptions

Rinker’s tax expense rate for the second half of the year is forecast to be approximately 39%, which is consistent with the first six months of the year ending 31 March 2003.

	(7)	Capital expenditure assumptions

RGL group companies have forecast A$169 million of capital expenditure for the six months ending 31 March 2003. This mainly consists of operating capital expenditure and a small amount of approved development expenditure.

	(8)	Dividends

The declaration of dividends is subject to the discretion of the RGL board. The level of dividends declared by the RGL board is subject to a number of factors, including the financial results of the RGL group for the year ending 31 March 2003, the general business environment, ongoing capital expenditure requirements, ongoing cash requirements and any other factors the RGL board may consider relevant. It is the intention, however, of the RGL board to pay a final dividend in July 2003 of seven cents per share for the year ending 31 March 2003. CSR paid an interim dividend of 11 cents per share for the six months ended 30 September 2002. Had the demerger been effective from 1 October 2002, and the 11 cent interim dividend apportioned similar to the final dividend, six cents would have been apportioned to RGL.

4.7	Sensitivity analysis

Set out in the table below is a summary of the sensitivity of the forecast EBIT to variations in a number of key assumptions. While the forecast EBIT only reflects forecast financial information for the six months ending 31 March 2003 (the basis of the forecast preparation is set out in part 4.6(a)), sensitivities have been expressed on an annual basis. Each sensitivity reflects an estimate of the impact on forecast EBIT of a variation in a key assumption over the full year ending 31 March 2003.

Care should be taken in interpreting these sensitivities. As forecast EBIT includes six months of pro-forma historical financial performance and is influenced by seasonal factors the actual sensitivity of RGL’s EBIT for the year ending 31 March 2003 is likely to be significantly less than that implied in the following table. In addition, the changes in key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.

The estimated impact of changes in each of the variables has been calculated in isolation from changes in other variables over the full year. In practice, changes in variables may offset each other or may be additive, and it is possible that management within the RGL group would respond to any adverse change in one variable by taking action to minimise the net effect on the RGL group’s results.

	Impact on EBIT million
Rinker sensitivity
+/- 1 cent movement in A$/US$ exchange rate	A$	11
+/- 1% change in Florida construction materials prices	US$	8
+/- 1% change in construction materials volumes in Florida	US$	2
+/- 1% change in Arizona construction materials volumes	US$	1

Readymix sensitivity +/- 10,000 Australian residential housing starts	A$	3

4.8	Outlook beyond the year ending 31 March 2003

There is significant uncertainty in respect to the outlook for the US economy in calendar years 2003 and 2004 and, accordingly the resulting impact on construction spending in the various US geographic markets. A review by management of various independent market forecasts highlights this uncertainty with some projecting a decline in construction volumes in the US, while others forecast an improvement. In addition, there is uncertainty as to the extent of future US federal and state funding that will be available for roads and highways. The outlook for construction in Australia is more predictable due to commitments to large infrastructure projects. A slight increase in volumes is expected in Australia.

Part 3.6 describes various risks that may also impact on the RGL group businesses and financial performance, including their prospects. The assessment of the performance of the RGL group is impacted by the recent acquisition of Kiewit in September 2002, which will contribute to the full year operating result in the year ending 31 March 2004. The outlook set out below is based on the present strategy of the management of the RGL group. No representation or warranty is given that the occurrence of the events expressed or implied in the statements below will actually occur. Refer Important notices – Forward looking statements.

	(a)	Overview

Provided below is a discussion of the outlook for construction activity in the US and Australia for the RGL group’s year ending 31 March 2004, as well as for the RGL group’s prospects. Because of the uncertainty in respect to the outlook for the US economy, RGL management is cautious about the outlook for the year ending 31 March 2004.

	(b)	Industry

Projections by various independent forecasting services are mixed as to the likely future direction of construction spending in the US overall. However, based on Dodge forecasts, management’s expectation for the year ending 31 March 2004, assuming Kiewit was acquired from 1 April 2002, is for modest volume decreases.

Any improvement in the US economy and any increase in federally legislated funding for roads and highways (currently being discussed in US Congress), may positively impact volumes in the US.

In Australia, construction volumes are expected to increase slightly in the year ending 31 March 2004 based on overall growth projections in construction activity by various independent forecasting services.

	(c)	Revenue

Excluding the impact of the Kiewit acquisition, management expects, based on Dodge forecasts, that Rinker’s volumes in the US for the year ending 31 March 2004 will decline modestly as a result of the expected overall decline in construction activity, as outlined above. The extent of the decline is dependent on the outlook for the US economy, which is uncertain. The impact of the acquisition of Kiewit is discussed below under Impact of the Kiewit acquisition.

Readymix’s volumes in Australia for the year ending 31 March 2004 are expected to increase based on the projected increases in overall construction activity outlined above. Average sales prices for Readymix’s Australian products are expected to be higher for the year ending 31 March 2003 than the prior year principally due to price increases implemented during the year. For the year ending 31 March 2004, Readymix’s management is cautiously optimistic that price increases previously implemented will be retained. Accordingly, average prices are expected to be higher for the year ending 31 March 2004 to reflect the full year impact of these increases.

The RGL group’s results in A$ will be impacted by the A$/US dollar exchange rate. Refer to part 4.6 which shows the sensitivity of the RGL group’s forecast results for the year ending 31 March 2003.

(d)	Costs

RGL group companies have had a successful track record of reducing costs as a result of operational improvement projects. The RGL group companies’ management expects that cost savings from operational improvement projects will continue to substantially offset inflationary cost increases.

(e)	Debt

It is anticipated that net debt outstanding as at the Demerger Date for RGL will be in the range of US$1,000 to US$1,100 million. Total facilities available will be US$1,077.5 million as described in part 4.4(b). As described in part 1.3(b), in assigning indicative ratings to RGL, the rating agencies have considered the current CSR board’s expectations of the capital structures to be adopted by RGL at the time of the demerger, including the foregoing levels of initial external borrowings and bank facilities.

(f)	Impact of the Kiewit acquisition

In the year ending 31 March 2004, Rinker will benefit from the full year contribution of Kiewit, which was acquired by Rinker in September 2002. For the six months ending 31 March 2003, Kiewit is forecast to contribute revenue and EBIT of US$240 million and US$16 million, respectively. Rinker management, based on Dodge forecasts, expects a modest decrease in volumes from Kiewit, principally as a result of modestly lower volumes in Arizona.

Total annual cost savings from the integration of Kiewit with Rinker’s US operations are expected to be in the range of US$6 million to US$8 million for the year ending 31 March 2004. These savings are expected to be generated principally from overhead and procurement savings. The integration of Kiewit is expected to be largely completed in the year ending 31 March 2003.

(g)	Dividends

The directors’ intended dividend policy for RGL is to distribute between 20-30% of available operating profit after income tax in the form of dividends, with an interim dividend payable in December of each year and a final dividend in July.

For the year ending 31 March 2003 the taxable income of RGL and its Australian subsidiaries will be grouped with losses in other CSR companies. Readymix will therefore be able to adopt a minimal rate of tax payments for its first full year of operations. Some franking credits will be derived from associates but overall franking is therefore expected to be low in the year ending 31 March 2004, but increasing in future years.

The payment of dividends is subject to the discretion of the RGL board. The level of dividends declared by the RGL board is subject to a number of factors, including the financial results of the RGL group, the general business environment, ongoing capital expenditure requirements, ongoing cash requirements, applicable law and any other factors the RGL board may consider relevant.

Part 5
The CSR group’s operations after the demerger

5

The CSR group’s operations after the demerger

5.1	Overview of the CSR group
5.2	CSR Building Products
5.3	Aluminium
5.4	CSR Sugar
5.5	Directors, senior management and employees
5.6	Corporate activities
5.7	Risk factors

5                                         The CSR group’s operations after the demerger

5.1                               Overview of the CSR group

(a)                                  Introduction

After the demerger, the CSR group (which will constitute around 30% of the current CSR group of companies, based on pre-tax profits and revenues) will be a leading Australian diversified industrial group of companies with three principal businesses: CSR Building Products, Aluminium and CSR Sugar. Historically and in combination, these businesses have produced strong Australian earnings and stable cash flows. The CSR board expects that after the demerger, CSR will be positioned in the ASX 100, have an investment grade credit rating and will pay a higher proportion of its profits to shareholders as dividends than at present.

Each of the CSR group’s businesses is characterised by either leading or established positions in its target markets and by low cost operations.

CSR Building Products manufactures and supplies building materials and services to the building and construction industry. The business has 35 wholly or majority owned manufacturing plants with its principal operations in Australia and operations in New Zealand, Malaysia, China, Thailand and Singapore. It generally has either a number one or two market share within each Australian product group market in which it competes.

CSR’s Aluminium business comprises a 70% interest in Gove Aluminium Finance Ltd (GAF) which holds a 36.05% interest in the Tomago aluminium smelter joint venture (Tomago). As a result, CSR owns an effective 25.235% interest in Tomago. The smelter is located near Newcastle, New South Wales and is the second largest in Australia by annual production capacity. A project has been announced to increase its annual primary aluminium production capacity from 460,000 tonnes to 530,000 tonnes by 2006. GAF has an option which expires in November 2003 to participate in the expansion.

CSR Sugar commenced operations in 1855. It is the largest raw sugar producer in Australia, has a leading position in refined sugar markets in both Australia and New Zealand and is a major Australian ethanol producer.

An overview of CSR’s organisational structure following the demerger is set out below.

The following charts show CSR’s pro-forma revenue and EBIT by division for the year ended 31 March 2002.

CSR pro-forma revenue by division
Year ended 31 March 2002

(1) Represents revenue attributable to the Sugar Milling and Sugar Other reporting segments.

(2) Represents 100% of revenue from Gove Aluminium Finance Ltd, in which CSR has a 70% interest.

CSR pro-forma EBIT by division
Year ended 31 March 2002

(1) Represents EBIT attributable to both the Sugar Milling and Sugar Other reporting segments.

(2) Represents 100% of EBIT from Gove Aluminium Finance Ltd, in which CSR has a 70% interest.

(b)                                  Business strengths

Following the demerger, the CSR group’s key business strengths will include:

•                                            Leading or established market positions: Each of CSR’s businesses holds leading or established positions in its target markets.

CSR Building Products is a leading supplier within the Australian building materials industry. It generally has either a number one or two market share in most Australian product group markets in which it competes. It has estimated market shares by volume:

•                                            in Australia for plasterboard products in excess of 30%, insulation in excess of 30%, roofing in excess of 20% and fibre cement in excess of 15%; and

•                                            in Queensland, New South Wales and South Australia for clay bricks and clay pavers in excess of 30%.

The Tomago smelter is the second largest in Australia and among the 10 largest in the world by annual production capacity. For calendar year 2002 it is estimated to have contributed about 2% of the world’s aluminium output.

CSR Sugar is the largest producer of raw sugar in Australia. During the 2001 sugarcane milling season, CSR Sugar is estimated to have produced about 38% of Australia’s raw sugar production. The CSR group holds a 50% interest in the largest sugar refiner in Australia by volume. Subject to obtaining necessary third party consents, it is intended that, before the Effective Date, CSR will acquire RGL’s 50% interest in the only sugar refiner in New Zealand (New Zealand Sugar Company). In addition, it is also one of Australia’s largest ethanol producers.

•                                            Recognised brand names: Following the demerger, CSR will hold a suite of well recognised brand names.

CSR Building Products maintains a two tiered approach to branding, whereby products are branded under the CSR name and a product category brand name. CSR Building Products’ individual product brand names have a high degree of industry recognition and include: Gyprock™ plasterboard, Monier™ concrete roof tiles, Wunderlich™ terracotta roof tiles, Bradford™ insulation and PGH™ bricks and pavers.

The CSR™ brand name is actively marketed by CSR Sugar’s refining joint venture, Sugar Australia, and is estimated to have a leading share of the Australian retail branded sugar market. CSR Sugar’s other refining joint venture, New Zealand Sugar Company, markets sugar under the Chelsea™ brand name which is estimated to have a leading share of the New Zealand retail sugar market.

•                                            Stable cash flows and earnings will support a capacity to pay dividends: Relatively stable combined earnings and strong combined cash flows have been a feature of CSR’s underlying businesses. The combination of these businesses, whilst they are individually subject to a range of economic, demographic, geographic and political influences, has historically resulted in a degree of stability in the financial performance and cash flows for the overall group of businesses. CSR after the demerger will, where appropriate, continue to partially hedge its commodity exposure to provide stability to its earnings and cash flows while still enabling the business to benefit from any upturn in the sugar or aluminium commodity prices. CSR’s strong cash flows are reflected in the directors’ proposed policy of distributing between 60% and 70% of after tax profits as dividends.

•                                            Low cost operations: CSR’s businesses, after the demerger, will generally be characterised by efficient and low cost production processes and operations.

In the past few years, CSR Building Products has delivered improvements in performance through rationalisation of operations, operational improvements and new product developments. This has generally resulted in reduced downtime, increased throughput, quality improvements and greater capacity to vary production through the building cycle.

The Tomago smelter is one of the world’s lower cost and more efficient aluminium smelters. Its low cost position is underpinned by the plant’s large scale, good potline technology, high operating efficiency and a long term, competitive electricity supply contract.

On a global basis, CSR Sugar’s mills are low cost and efficient and are located in some of Australia’s most productive sugarcane growing regions based on sugarcane volume per hectare and sugar yield. Its low cost position is attributable in part to economies of scale which were achieved through major milling capacity expansions during the 1990s.

•                                            Value enhancing low risk growth opportunities: Following the demerger there are expected to be opportunities to enhance shareholder value through the pursuit of a number of low risk growth opportunities. These include the potential participation in the expansion of capacity at the Tomago smelter as well as opportunities to extract value from CSR’s existing property assets which include the Penrith Lakes Development Corporation (see part 5.6(a) of this booklet) and properties at Woodcroft and Erskine Park (all near Sydney). Other opportunities principally relate to the expansion of CSR Building Products’ presence in Australia and Asia. Although a number of opportunities are available which are both geographically and strategically complementary to existing businesses, each will be assessed against strict financial return criteria prior to being progressed.

•                                            Experienced management team: After the demerger, CSR will have a highly experienced management team with extensive industry experience, an in depth understanding of CSR’s businesses at both a corporate and operating level and a commitment to maintaining the highest ethical standards in all its operations. Alec Brennan, who will be appointed chief executive officer, has been deputy managing director of CSR since 1998 and first commenced employment with the CSR group in 1969. He has held senior management positions in each of the businesses CSR will retain after the demerger. Details of other senior managers are set out in part 5.5(b) of this booklet.

(c)                                  Business strategies

Following the demerger, the CSR group will work to generate total returns for CSR shareholders that meet or exceed cost of capital requirements. It aims to achieve this in its various businesses by:

•                                            Striving to be the supplier of choice through meeting customer needs in a competitive and professional way: The CSR group has leading or established market positions and well-recognised brands. It aims to support and enhance these market positions and brand reputation by being the supplier of choice for its customers in the markets it serves.

•                                            Continually seeking opportunities to improve efficiency and productivity in its operations: This will be driven by the implementation of structured operational improvement programs (OIP). These programs are closely monitored and must also have regard to their impact on the environment and sustainable development. Ongoing OIP initiatives in CSR Sugar include improving sugarcane productivity, increasing asset utilisation and reducing operating costs. In CSR Building Products, OIP initiatives will continue to target manufacturing cost efficiencies, distribution networks (in plasterboard and insulation) and computer based business systems.

CSR Building Products is currently commissioning a new concrete roof tile plant in Sydney that is expected to improve efficiency and replace capacity from two existing plants.

In many cases CSR is able to capitalise on technical developments offshore that can be adapted to the Australian market. Examples include the use of licensed technology in insulation and aluminium, both capital intensive industries.

•                                            Pursuing sensible industry restructuring and rationalisation opportunities: CSR is experienced in leading industry restructuring and rationalisation. CSR helped rationalise the Australian sugar refining industry at a time of over capacity and following the removal of tariffs in 1997. CSR also helped rationalise parts of the Australian timber industry during its exit from that industry in 2000. CSR intends to use this experience to evaluate restructuring and rationalisation opportunities within the building materials industry.

In the sugar industry, CSR is working closely with growers, researchers and harvesters to promote improved efficiency. In particular, CSR’s objective is to work with all industry participants in its regions to remove inefficiencies across the value chain and to improve sugarcane production yields by a targeted 20% above current levels.

•                                            Disciplined capital management focused on shareholder value: CSR will continue its disciplined approach to capital management with tight controls over funds employed by each business. CSR will also continue its focus on capital management initiatives at a corporate level to increase shareholder value. Although there can be no assurance that such increases will occur, these initiatives are expected to be supported by CSR’s track record of strong cash flows. As part of this strategy CSR will regularly review its dividend payment and the possibility of share buybacks. The latter have played an important part in CSR’s capital management strategy in the past and CSR is expected to continue to undertake share buybacks where the board considers them to be an efficient use of shareholders’ funds.

•                                            Pursuing low risk growth opportunities allied to existing businesses: CSR intends to capitalise on a number of low risk growth opportunities that are currently available. It also intends to evaluate more actively potential growth opportunities related to its core businesses, particularly in relation to CSR Building Products.

CSR Building Products has identified value added product development opportunities in response to changing industry product specification needs. For example, CSR is combining its plasterboard, insulation and aerated lightweight concrete (ALC) expertise to develop lighter and more cost efficient sound proofed and/or impact resistant interior walls.

Tomago has announced a project to increase annual production by 70,000 tonnes to 530,000 tonnes by upgrading existing operations. GAF, in which CSR has a 70% interest, has an option to participate in this project. Tomago is also assessing the economics of constructing a fourth potline.

CSR Sugar is considering expanding its electricity co-generation assets to take advantage of federal legislation encouraging renewable energy production. Opportunities are being assessed to expand its production of ethanol through the construction of a new ethanol distillery in the Burdekin region. One of the factors in that decision process will be the proving of a market for ethanol as a fuel extender in Australia.

•                                            Providing a safe work environment that offers challenging yet satisfying work and rewards success: CSR intends to continue its focus on safety in the workplace and on the promotion of a culture that rewards good performance and retains and develops high-performing employees. Management incentive schemes will reward people for activities that enhance shareholder value creation.

5.2                               CSR Building Products

(a)                                  Australian building materials industry

The performance of the Australian building materials industry is highly influenced by the level of activity within the building and construction industry. CSR Building Products sells its products primarily to the non-civil building and construction industry segments. For the year ended 30 June 2002, the Australian Bureau of Statistics estimates total non-civil building and construction expenditure at about A$39 billion. Activity levels within these segments are generally influenced by a range of economic, demographic and other factors including:

•                                            general state of the economy;

•                                            levels of business and consumer confidence;

•                                            interest rates and debt levels;

•                                            state of the labour market;

•                                            government policies influencing immigration and public and private investment; and

•                                            weather patterns.

As indicated in the chart below, Australian non-civil building and construction activity showed growth through the 1990s and reached a peak in the year ended 30 June 2000. Activity levels fell sharply in the year ended 30 June 2001, before commencing a recovery during the year ended 30 June 2002.

Australian non-civil building and construction

Source: Australian Bureau of Statistics Building Activity in Australia Catalogue Number 8752.0 Table 1a. ‘Value of Building Work Done’, Chain Volume Measures, Australia All Series. Rebased to 30 June 2001 A$. Published October 2002.

CSR Building Products has a significant exposure to all three segments of the Australian non-civil building and construction industry: new residential construction, alterations and additions, and commercial construction (which is defined as ‘non-residential’ in the Australian Bureau of Statistics publications). As CSR Building Products is not involved in aggregates, cement or concrete it has little exposure to the civil construction segment.

Based on Australian Bureau of Statistics estimates for the year ended 30 June 2002, the value of Australian non-civil building and construction by industry segment was 56% new residential, 10% alterations and additions and 34% commercial. In the view of CSR management, CSR Building Products has a relatively higher exposure to the new residential and alterations and additions market segments and a lower exposure to the commercial segment. CSR management’s estimates of CSR Building Products’ relative exposure to industry segments is set out in the table below.

	CSR Building Products’ exposure relative to market segments
Market segment	Market segment averages(1)	CSR Gyprock	CSR Fibre Cement	CSR PGH	CSR Monier Wunderlich	CSR Bradford Insulation	Total
New residential	56%	Higher	Higher	Higher	Higher	Lower	Higher
Alterations and additions	10%	Higher	Higher	Higher	Lower	Higher	Higher
Commercial	34%	Lower	Lower	Lower	Lower	Higher	Lower

(1) Market segment averages are based on Australian Bureau of Statistics estimates of the value of non-civil Australian building and construction activity by segment.

New residential

This segment encompasses the building and construction of both new single and multi-dwelling residential dwellings. New residential is the largest segment of the Australian non-civil building and construction industry. For the year ended 30 June 2002, the Australian Bureau of Statistics estimates that the segment accounted for about 56% of the value of spending within the Australian non-civil building and construction segments.

As illustrated in the following housing starts chart, the segment has historically tended to follow a cyclical trend with the last upturn commencing in 1996 and peaking in 2000. Over the past three years, activity in the residential segment has also been influenced by taxation and government housing initiatives. The GST significantly increased activity prior to its introduction in July 2000 (supplemented in the Sydney market by the year 2000 Olympic Games). The Australian Federal Government’s First Home Owners Grant implemented in 2001 in combination with a low interest rate environment has recently assisted in increasing housing demand.

Residential housing starts

Source: Australian Bureau of Statistics Building Activity in Australia Catalogue Number 8752.0 Table 15. ‘Number and Value of Building Private & Public Section’, Australia, Published October 2002.

As illustrated in the chart below, based on Australian Bureau of Statistics estimates, new residential spending has increased by a compound annual rate of 3.8% during the 10 years ended 30 June 2002, after removing the impact of inflation.

Value of Australian new residential

Source: Australian Bureau of Statistics Building Activity in Australia Catalogue Number 8752.0 Table 1a. ‘Value of Building Work Done’, Chain Volume Measures, Australia All Series. Rebased to 30 June 2001 A$. Published October 2002.

Alterations and additions

This segment encompasses building activity related to existing residential dwellings. For the year ended 30 June 2002, the Australian Bureau of Statistics estimates the segment accounted for about 10% of total spending within the non-civil Australian building and construction segments. Key factors influencing alterations and additions expenditure include new building costs, interest rates, movements in land values, personal income levels and transaction costs associated with purchasing a new residence.

The segment has displayed less volatility than the new residential segment. As illustrated in the following chart, based on Australian Bureau of Statistics estimates, alterations and additions spending has increased by a compound annual rate of 4.2% during the 10 years ended 30 June 2002, after removing the impact of inflation.

Value of Australian alterations and additions

Source: Australian Bureau of Statistics Building Activity in Australia Catalogue Number 8752.0 Table 1a. ‘Value of Building Work Done’, Chain Volume Measures, Australia All Series. Rebased to 30 June 2001 A$. Published October 2002.

Commercial

This segment encompasses the construction of multi-storey office buildings, hotels, shops, factories, social and institutional facilities. For the year ended 30 June 2002, the Australian Bureau of Statistics estimates the segment accounted for about 34% of total spending within the non-civil Australian building and construction segments. Key factors influencing commercial building and construction expenditure include economic growth, interest rates and business confidence levels.

As illustrated in the following chart, based on Australian Bureau of Statistics estimates, commercial spending has increased at a compound annual rate of 0.5% during the 10 years ended 30 June 2002, after removing the impact of inflation.

Value of Australian commercial building and construction

Source: Australian Bureau of Statistics Building Activity in Australia Catalogue Number 8752.0 Table 1a. ‘Value of Building Work Done’, Chain Volume Measures, Australia All Series. Rebased to 30 June 2001 A$. Published October 2002.

Australian market characteristics

The market in which CSR Building Products competes is characterised by:

•                                            Large building products companies: The relatively small size of the Australian market on an international scale has resulted in a small number of large building materials companies supplying a broad product range across multiple product segments.

•                                            Low levels of imports and exports: Imports and exports of building products into and from Australia are constrained by the long distances between Australia and other international building products centres and their relatively low value to volume and weight ratios.

•                                            Diverse customer base: The customer base is generally disaggregated. This is in contrast to the building products industry, which is characterised by a small number of manufacturers with relatively high market shares.

(b)                                  CSR Building Products

Overview

CSR Building Products manufactures and supplies building products and services to the building and construction industry principally in Australia. It is a leading supplier in the Australian building materials industry.

The business has 35 wholly or majority owned manufacturing plants with operations in Australia (26), New Zealand (3), Malaysia (2), China (2), Thailand (1) and Singapore (1). In addition, it operates four Asian trading businesses and manages three ships.

CSR Building Products has a decentralised structure whereby business units are operated as separate and distinct enterprises. A summary outline of CSR Building Products’ organisational structure by product category is set out in the following chart.

CSR Building Products organisation structure by product category

Note: CSR Gyprock and CSR Fibre Cement are jointly managed.

(1)                                CSR Gyprock

Overview

CSR Building Products is a leading manufacturer and distributor of gypsum based plasterboard (wallboard) and related products in Australia. Its product range includes plasterboard sheets, fire-resistant and moisture-resistant lining systems, acoustic systems, ceiling systems, sculptured wall panels and a wide range of related accessories. These products are used in walls and ceilings in both residential and commercial building.

CSR Building Products also holds a 50% interest in Rondo Building Services Pty Ltd, which manufactures metal suspended ceiling and wall partition products. These products are primarily used for fixing plasterboard and are manufactured in its Sydney plant. The remaining 50% interest is held by Boral Limited (Boral).

Sales

CSR Gyprock’s share of the Australian plasterboard market is estimated to be more than 30%. Boral and Lafarge SA are CSR Gyprock’s principal competitors and maintain significant market presences. In addition, the Buckeridge Group Company Pty Ltd (BGC) has announced its intention to enter the national market and is commissioning a plasterboard plant in Perth. Imports have been largely unsuccessful in penetrating the plasterboard market and have a small market share.

CSR Gyprock has the largest distribution network in the market and utilises the GyprockTM brand name, which has a high level of industry recognition. It maintains major distribution hubs in each Australian capital city and a national network of 47 company owned trade centres and 40 closely aligned, but independently owned trade centres. About 70% of CSR Gyprock’s sales volumes were managed through these trade centres for the year ended 31 March 2002.

Facilities

Plasterboard is manufactured at four plants located in New South Wales, Victoria, Queensland and Western Australia. The first stage of manufacturing produces plaster by heating and grinding gypsum. Plaster is then mixed with water, foam and other additives to form a slurry which is fed, to a predetermined thickness, between two layers of heavy paper liner.Once the plaster hardens into a solid board, it is cut to length and dried. Specialised boards, for example for improved fire resistance or water resistance, use different additives in the mix.

All CSR’s gypsum (other than Western Australia) is sourced from Gypsum Resources Australia Pty Ltd (GRA), which operates a Gypsum mine at Lake MacDonnell, South Australia. GRA is a joint venture, 50% owned by the CSR group and 50% by Boral. The gypsum mine has an estimated 225 million tonnes of reserves which, at current usage levels, equates to a mine life of 160 years. CSR Shipping manages the transportation of gypsum to CSR Gyprock manufacturing plants.

(2)                                CSR Fibre Cement

Overview

CSR Fibre Cement entered the fibre cement market in 1996 and is currently Australia’s second largest producer by volume of fibre cement products. Its product range includes eaves lining, external cladding, wet area wall linings, flooring and high impact partitions and facades. These products are specifically designed to meet the requirements of the Australian market for a wide range of residential and commercial wall construction applications.

Sales

CSR Fibre Cement operates nationally, targeting the Queensland, New South Wales and Victorian fibre cement markets. Its share of the Australian market is estimated to be more than 15%. James Hardie NV is the largest Australian producer, with BGC also marketing nationally.

CSR Fibre Cement utilises CSR Gyprock’s national network of trade centres. Other distribution channels include direct sales to customers, retail chains and other trade outlets.

Facilities

CSR Fibre Cement operates from a single factory which was commissioned in 1996 and is located in Sydney. The manufacturing process starts with grinding sand and mixing it with cement, cellulose fibre and other additives to form a wet slurry which is deposited on a rotating drum until the required thickness is reached. The wet sheet is laid flat, then transferred to an autoclave oven for curing before trimming and sanding.

The CSR Fibre Cement manufacturing plant is located adjacent to the CSR Gyprock manufacturing plant in Sydney, enabling the businesses to share the benefits of common management, distribution and administration.

(3)                                CSR PGH

Overview

CSR PGH is a leading Australian and New Zealand manufacturer of clay bricks and clay pavers which it markets in Queensland, New South Wales, Victoria, South Australia and New Zealand. Its brick products are used in internal and external walling systems in the construction and renovation of residential housing and commercial projects. Pavers are used in a wide selection of external paving and flooring applications.

CSR is also the sole Australian manufacturer of aerated lightweight concrete (ALC) blocks and panels, which it manufactures at its Somersby plant near Sydney. ALC blocks and panels are principally used as internal and external walls and flooring in buildings.

Sales

CSR PGH’s share of the Queensland, New South Wales and South Australian clay brick markets is estimated to be more than 30%. BIS Shrapnel’s 1998 Report estimates that clay bricks account for 80% of the external cladding market for new housing and multi-unit dwellings. Clay bricks compete for market share with other materials such as fibre cement, timber, masonry and steel. CSR PGH’s principal competitors in clay bricks include Boral, Brickworks Ltd and Bristile Ltd (Bristile). About 85% of CSR’s bricks are distributed directly to builders with the remaining 15% distributed through resellers. Direct sales are facilitated through a network of 19 brick and paver selection centres.

CSR PGH’s share of the Queensland, New South Wales and South Australian clay paver markets is estimated to be more than 30%. CSR PGH faces competition from a number of clay and concrete paver producers and other concrete products. Paver sales are distributed about equally between direct sales and sales to resellers. Pavers are also exported to north Asia.

CSR PGH markets a well recognised suite of brand names including PGHTM and ZacubaTM brands in Australia and the MonierTM brand in New Zealand.

Facilities

CSR PGH operates manufacturing plants in New South Wales (5), Queensland (3), South Australia (1), and New Zealand (1). The manufacturing process entails clay and shale being mixed to produce specific brick properties and colour. Clay is then formed into a wide range of extruded, pressed and moulded bricks and pavers before being dried and fired in kilns. Clay and shale is mined from on-site and off-site clay reserves.

(4)                                CSR Monier Wunderlich

Overview

CSR Monier Wunderlich is the leading terracotta and concrete roof tile supplier by market share in Australia and New Zealand. Terracotta tiles are positioned at the medium to high value end of the roofing market and are produced in three main styles: Marseille, Swiss and Tuscan. Concrete tiles are positioned at the low to medium end of the roofing market and are produced in a series of styles and colours.

Sales

CSR Monier Wunderlich competes in the Australian residential pitched roofing market. By volume, this market is about evenly divided between roof tiles and steel. Within the roof tile segment, concrete is estimated to account for about 80% of volumes and terracotta 20%. CSR Monier Wunderlich’s share of the Australian roofing market is estimated at in excess of 20%. Its major competitors include Boral and Bristile in tiles and BHP Steel Limited in steel roofing.

About 60% of CSR Monier Wunderlich’s sales volume is sold on a ‘supply and fix’ basis whereby a complete roof is sold to builders, with the labour sub-contracted. The business brand names have a high level of industry and retail recognition – underlichTM in terracotta tiles and MonierTM in concrete tiles. Monier Wunderlich utilises CSR PGH’s network of 19 selection centres as points of sale as well as its own dedicated selection centres in Victoria (1) and Western Australia (1).

Facilities

Wunderlich terracotta tiles are manufactured at plants in New South Wales and Victoria. The manufacturing process entails the mixing of clays to obtain desired properties and colour. The clay mix is then extruded in a continuous stream, cut into set lengths and pressed into various tile shapes. The soft tiles are then partially dried, treated with long lasting coloured glazes and fired in kilns. Clay is sourced from two company controlled quarrying reserves.

Monier concrete tiles are manufactured in plants in New South Wales (3), New Zealand (2), Victoria (1), Queensland (1) and Western Australia (1). A new concrete tile plant on the same site as the Sydney terracotta tile plant is currently being commissioned. It is expected to replace capacity from two older New South Wales plants in 2003, with the potential to further increase production capacity in the longer term. The manufacturing process involves feeding a concrete mix of sand, cement and water into moulds to create the basic tile shape. The wet tiles then pass through a colour coating process, before being cured and packed.

(5)                                Insulation

Overview

CSR’s insulation business has two divisions: CSR Bradford Insulation and CSR Asia Insulation.

CSR Bradford Insulation is Australia’s sole manufacturer of rockwool insulation, one of the leading manufacturers of glasswool insulation products and also manufactures reflective foil. CSR Asia Insulation operates five manufacturing plants in Asia, strategically located to supply local and regional markets.

CSR’s insulation products are used for a wide range of thermal and acoustic insulation applications. The primary purpose of insulation is to reduce energy consumption with benefits arising from lower operating and fuel costs, reducing the need for new or expanded power stations and improving the overall environment. Other direct benefits include stability in temperature control, noise reduction and improved working conditions.

Sales

CSR Bradford Insulation’s share of the Australian rockwool and glasswool insulation market is estimated to be more than 30%. Its BradfordTM brand is well recognised at both an industry and retail level. CSR Bradford Insulation’s two major glasswool competitors in Australia and New Zealand are Tasman Building Products Pty Ltd and Insulation Solutions Pty Ltd. CSR Bradford Insulation also competes against other insulation products in the form of cellulose, polyester and wool. CSR Bradford Insulation’s principal Australian customers include home builders, distributors, retail outlets, insulation contractors and appliance manufacturers.

CSR Asia Insulation’s products are sold mainly for application in commercial and industrial projects. To facilitate sales and distribution across a range of markets in Asia, CSR Building Products has trading businesses in Singapore, Manila, Shanghai and Hong Kong.

Facilities

CSR Bradford Insulation operates three manufacturing plants in Australia:  a glasswool insulation plant in Sydney and rockwool and reflective foil plants in Melbourne. Glasswool production involves feeding recycled glass and a small percentage of glass making raw materials into a furnace to produce molten glass which is processed into a stream of fine glass fibres. These fibres are transferred to an oven where they are compressed to the required thickness and density and cured, before being cut to size. Rockwool production involves feeding a mixture of basalt, slag and coke into a furnace. The resultant material is converted into fine mineral fibres before being compressed, transferred to a curing oven and cut to size. Reflective foil consists of two outside layers of aluminium foil. The production process for reflective foil involves adhering a layer of aluminium to a paper sheet and inserting a fibreglass woven yarn between the second layer of aluminium and the reverse side of the paper to provide a strengthened reflective barrier.

CSR Asia Insulation operates five manufacturing plants in Asia, three of which are through joint ventures with local partners. The partners bring local knowledge and assist in sourcing contracts for the business, while CSR retains management control. Its Asian operations include a 70% interest in a rockwool plant in Kuala Lumpur, Malaysia, a 100% interest in a rockwool plant in Rayong Province, Thailand, a 70% interest in a rockwool plant in Dongguan, Guangdong Province, China and a 79.6% interest in a glasswool plant in Zhuhai, Guangdong Province, China. In Singapore, CSR Building Products manufactures and distributes air conditioning ducting and fittings.

(6)                                Other businesses

CSR Shipping

CSR Shipping operates and manages three ships (one of which it owns) and arranges movement of cargo. Two of the ships, together with chartered ships when required, carry gypsum from GRA’s South Australian operations to the eastern Australian states and raw sugar and calcite from Queensland to southern Australian states on return voyages. The third ship carries cement for Australian Cement Holdings (ACH), which is currently a 50/50 joint venture between CSR and Hanson plc. Following the demerger, CSR’s share of ACH will be held by the RGL group. For the year ended 31 March 2002, CSR Shipping managed about 3.8 million tonnes of cargo.

Enviroguard and Envirogreen

CSR holds a 50% interest in the Enviroguard Pty Ltd (Enviroguard) joint venture, which has a wholly owned subsidiary, Envirogreen Pty Ltd (Envirogreen). The remaining interest in the Enviroguard joint venture is held by Brambles Industries Limited, an Australian company with extensive waste management operations. Enviroguard operates non-putrescible landfills at Erskine Park in Sydney and Murarrie in Brisbane. Envirogreen produces plant protection, plant nutrition and growing media products for the home garden and horticultural markets located on the eastern seaboard of Australia.

Aerated Lightweight Concrete, Malaysia

CSR holds a 70% interest in CSR Building Materials (M) Sdn Bhd, a Malaysia-based manufacturer of ALC products. CSR Building Materials (M) Sdn Bhd operates from a single plant and predominantly targets the Malaysian and Singaporean markets.

5.3                               Aluminium

(a)                                  Aluminium industry

Industry overview

Aluminium is used principally as a raw material within the transportation, building and construction, packaging and general manufacturing industries. Primary aluminium is produced in a smelter from the electrolytic reduction of alumina. The primary aluminium production process is illustrated in the diagram below.

The primary aluminium production and sales process

Primary aluminium is produced in more than 40 countries. Total world aluminium smelter production for calendar year 2002 is estimated by specialist industry forecaster and commentator, Brook Hunt, to have been 26.1 million tonnes. There is a well established commodity market for aluminium, which is traded globally in ingot and other forms. Aluminium’s comparative advantages relative to other metals and materials are its resistance to corrosion, relatively light weight and its ability to be recycled with relatively low energy requirements.

The aluminium industry is characterised by a series of demand and supply factors that have historically resulted in sizeable aluminium price fluctuations:

•                                            Demand: the demand for aluminium is impacted by the global business cycle and, in particular, changes in activity levels within the automotive and building and construction industries. Based on Brook Hunt estimates, world aluminium consumption has increased at a compound average rate of 3.0% a year between calendar years 1992 and 2002. The automotive and transportation industry is the largest consumer of aluminium and has been responsible for much of the growth in consumption. Aluminium is used in the industry for castings and other applications in motor vehicles, buses, planes and boats. Aluminium’s major competition is from steel and plastic and, to a lesser extent, magnesium and titanium.

•                                            Supply: the supply of aluminium is influenced by long term expectations regarding demand and prices. Based on Brook Hunt estimates, primary aluminium production has expanded at a compound average rate of 3.0% a year between calendar years 1992 and 2002. Supply tends to be relatively unresponsive to short term shifts in price. This is primarily due to the substantial costs and lead times in closing down and expanding existing aluminium smelter capacity and, in particular, in commissioning new smelters.

As illustrated in the following chart, aluminium production was relatively flat in calendar years 2000 and 2001, before a 6% increase in 2002. Production over this period was adversely impacted by an energy crisis in the Pacific Northwest region of the US, which resulted in significant smelter closures in that region. However, this was offset by a continuing expansion in Chinese production over the period.

The historical relationship between world production and consumption between 1992 and 2002 is set out below.

World aluminium production and consumption

Source: Brook Hunt, Aluminium Metal Service 2002.

The interaction of demand and supply factors has resulted in significant fluctuations in aluminium prices. During the five year period ended 31 December 2002, the three month London Metals Exchange (LME) aluminium price ranged between a minimum in March 1999 of US$1,163 a tonne and a maximum in January 2000 of US$1,739 a tonne. After reaching a peak in January 2000, LME aluminium prices followed a general downward trend before reaching an inter-year low of US$1,259 a tonne in November 2001. This fall was primarily due to an economic slowdown in the US and a subsequent 4% fall in global aluminium consumption in 2001, which subsequently recovered to calendar year 2000 levels in 2002. For calendar year 2002, aluminium prices averaged US$1,365 a tonne amid subdued global economic growth and higher aluminium exports from China.

Historical three month LME aluminium prices

Source:  London Metal Exchange.

Industry structure

The global aluminium industry is characterised by the following:

•                                            Concentrated structure: In recent years there has been significant consolidation among aluminium producers. Accordingly, the global aluminium industry is at present relatively concentrated, with the world’s three largest producers accounting for almost one third of global production and the next 12 largest producers also accounting for about one third of production.

•                                            Major producers: The majority of the world’s aluminium is produced in China, Russia, US, Canada and Australia.

•                                            Major consumers: About 45% of the world’s aluminium is used in the US, China and Japan. The principal importers of aluminium are the US, Japan and the European Union.

•                                            Dependence on alumina: The increasing concentration of ownership of alumina refineries has resulted in a global trend for smelters to secure longer term alumina supplies.

•                                            Competitive electricity costs: The aluminium smelting process requires large amounts of uninterrupted power. Accordingly, the cost competitiveness of a smelter is highly influenced by its ability to source competitive cost electricity contracts.

The Australian aluminium industry is characterised by the following:

•                                            Integrated structure: Australia has an integrated aluminium industry and, for calendar year 2001, is estimated by the Australian Aluminium Council to have produced 39% of global bauxite and 33% of global alumina. Over the same period, Brook Hunt estimates Australia produced about 7% of global primary aluminium.

•                                            Competitive cost structure: Australia’s aluminium industry benefits from its close proximity to alumina refineries, access to port infrastructure and competitive electricity supply.

•                                            Export focused: Most of Australia’s aluminium production is exported to Asian markets. For calendar year 2001, Australia is estimated by the Australian Aluminium Council to have exported 84% of its primary aluminium production.

(b)                                  Aluminium operations

Overview

CSR holds an effective 25.235% interest in the Tomago aluminium smelter joint venture (Tomago), which is located near Newcastle, New South Wales. Tomago is Australia’s second largest smelter, with an annual production capacity of 460,000 tonnes. As illustrated below, the smelter has a competitive position on the world industry cost curve. This is attributable to its competitive source of electricity, close proximity to alumina supplies, high operating efficiency and access to the potline technology of Pechiney, one of the world’s largest aluminium producers.

World aluminium smelter C1 cash operating cost curve for calendar year 2001

C1 is the Brook Hunt terminology for classifying cash operating costs. It reflects Brook Hunt’s estimate of all direct costs required to produce standard ingot aluminium and excludes allocated costs such as depreciation.

Source: Brook Hunt Aluminium Metal Service 2002.

CSR’s interest in the aluminium industry is held via its 70% interest in Gove Aluminium Finance Limited (GAF) which holds a 36.05% interest in Tomago. The remaining 30% interest in GAF is held by AMP Life Limited (AMP), a subsidiary of AMP Limited, an Australian based financial services company. Each GAF shareholder has pre-emptive rights over the shares held by the other.

The other equity participants in Tomago are:

•                                            Pechiney Pacific Pty Limited (36.05%) and Cathjoh Holdings Pty Limited (15.5%), both subsidiaries of Pechiney of France; and

•                                            Hydro Aluminium Australia Limited (6.2%) and Hydro Aluminium Tomago, Inc. (6.2%), both subsidiaries of Norsk Hydro ASA of Norway.

The Tomago joint venture agreement prevents a participant selling its interest in the joint venture without first offering the interest to the other participants. If CSR wishes to exit its aluminium investment or GAF wishes to sell its interest, the other Tomago participants have the right to buy GAF’s interest at its market price or at a 15% discount in the case of an offer from a party which is not a joint venture participant. Similar pre-emptive rights apply if other participants wish to sell their interest in the joint venture.

Tomago is managed by Tomago Aluminium Company Pty Limited (TAC), a special purpose company owned 50% by GAF and 50% by Pechiney Pacific. The joint venture operates under a tolling arrangement whereby each participant supplies its own alumina, pays its share of the smelter’s operating and capital costs and receives and sells its share of the smelter’s aluminium production. GAF is entitled to 36.05% of the aluminium produced at Tomago which, at the smelter’s current capacity is about 165,000 tonnes a year. Further detail on GAF’s sales volumes over the past three and a half financial years to 30 September 2002 is set out in part 6.2(c).

A brief history of Tomago is set out below.

Tomago brief history

Year	Key events
1980	Formation of TAC to build and manage the project on behalf of the joint venture participants
1981	Commencement of construction of the Tomago smelter
1983-1984	Commissioning of the Tomago smelter
1992	Expansion of existing capacity by 55% through the commissioning of a third potline
1998	Expansion of existing capacity by 10% through the extension of potlines 1 and 2
2002	Announcement of a project to increase Tomago’s annual production capacity by about 15% to 530,000 tonnes by 2006

Sales

GAF aims to maximise sales of value added products, principally billet and slab, which sell at a premium to the standard aluminium ingot product. During the eight years ended 31 March 2002, these products have accounted for 25% of total sales. However, sales of billet for the year ended 31 March 2002 were lower due to slower economic growth in key Japanese and South East Asian markets.

GAF’s customer base comprises a small number of long standing end users and trading companies, the majority of which are located in Japan. About two-thirds of sales are made under long term sales arrangements, which typically extend for two to three years and contain roll over provisions allowing for arrangements to be extended beyond the initial term. GAF maintains close relationships with its customers on both marketing and product related matters.

Facilities

The Tomago smelter covers an area of 110 hectares and includes three potlines, each containing 280 electrolytic cells known as pots. Pots are large rectangular cells, lined with carbon blocks and insulating bricks. Aluminium is produced within pots by dissolving alumina in a molten bath of sodium aluminium fluoride and passing an electric current through the bath. The process results in alumina being separated into its constituent elements, aluminium and oxygen. Molten aluminium formed in the pots is siphoned off, taken to holding furnaces, alloyed as required, analysed and then cast into either ingot, billet or slab.

For each tonne of aluminium produced, Tomago consumes approximately two tonnes of alumina and half a tonne of carbon products in the form of petroleum coke and coal tar pitch.

GAF has a long term contract for alumina supply with Gove Aluminium Limited, a subsidiary of Alcan Inc. Freight contracts and vessel scheduling are organised and managed by CSR Shipping under arm’s length, fee-for-service arrangements with the Tomago participants. TAC imports petroleum coke, while coal tar pitch is purchased domestically. Tomago obtains its electric power from Macquarie Generation under a long term contract.

The smelter utilises Pechiney’s AP18 pot technology. Pechiney has agreed to provide technology to Tomago as and when needed and is reimbursed for its costs. Tomago also pays Pechiney an annual fee based on the value of aluminium produced each year. The current expansion project involves upgrading to Pechiney AP22 technology, an enhancement over AP18 technology.

In April 2002, Tomago announced the approval of a project to increase annual production by 70,000 tonnes to 530,000 tonnes by 2006 at an estimated cost of A$210 million. GAF has the option to participate in the expansion in proportion to its current interest in Tomago. It must decide whether or not it will participate by November 2003. If GAF participates, it will be required to contribute its share of the project cost, which is currently expected to be about A$75.7 million.  If GAF decides not to proceed, the other Tomago participants will be entitled to increase their participation in the expansion in proportion to their ownership in the smelter. In addition to this expansion, Tomago is also assessing the potential for a fourth potline.

5.4                               CSR Sugar

(a)                                  Global sugar industry

Overview

Sugar is a global commodity and is produced in over 80 countries. Global production for the crop year 2001–2002 in the various national campaigns is estimated by C. Czarnikow Limited (Czarnikow)(1) about 136 million tonnes. Czarnikow estimates that about 103 million tonnes of sugar was produced from sugarcane, grown in tropical and sub-tropical areas, and about 33 million tonnes from beet sugar, grown in temperate climate areas. Consumption volume has grown on average at 1% to 2% a year since 1980 and has been influenced by rising incomes and an increasing global population.

About 65% of sugar production in 2001/02 is estimated by industry commentator, F.O. Licht, to have been consumed in the country of its production with the residual traded in the free market. Free market sugar prices are referenced to the New York Board of Trade Number 11 sugar contract (NY#11).

Average global sugar exports over the period 1996 to 2001 are estimated by F.O. Licht at about 40 million tonnes a year, up from an estimated average of 30 million tonnes in the period 1980 to 1995. Export tonnages of sugar by country vary significantly each year, resulting in marked changes in their relative contributions to sugar exports. Between calendar years 1992 and 2001 Australia has been in the top five largest sugar exporters with Brazil, the European Union (EU), Thailand and Cuba being the other major net exporters. Russia is the world’s largest sugar importer.

(1)  CSR owns a 42.5% interest in Czarnikow.

Estimated global production and consumption, by region, is set out in the following chart.

Estimated sugar production and consumption for the year 2001–2002(1)

(1)  September 2001 to August 2002.

Source:  F.O. Licht, World Sugar Balance November 2002.

The global sugar industry is characterised by a series of demand and supply factors that have resulted in fluctuations in the sugar price:

•                                            Demand:  Population and income growth are the primary determinants of global demand for sugar.

•                                            Supply: Changes in supply of sugar are primarily influenced by global sugar price expectations, and the uncertainties of climatic and crop disease factors. The volume of sugar brought to the free market is heavily influenced by climatic conditions in large exporting regions such as Brazil, Australia, Thailand and the EU. In particular, variations in the crop size in Brazil, which is a major producer and exporter, can have a large impact on the global sugar supply balance and, in turn, world sugar prices.

The free market for sugar is a residual market that is estimated by F.O. Licht to have accounted for around one third of world sugar consumption in 2001–2002. As a result, small changes in world production and subsequent export availability can have a significant effect on global sugar prices. NY#11 sugar prices for the 10 years ended 31 December 2002 are set out in the following chart.

NY#11 sugar price

Source:  New York Board of Trade, prompt price.

Political influences affecting the global sugar industry

Globally, sugar is produced in a number of countries and regions where government quota systems, subsidies or tariffs protect higher cost producers from the full impact of international competition. Such regions include the US, EU, Russia and Japan. In August 2002, Australia joined Brazil in lodging a formal complaint to the World Trade Organisation against EU sugar subsidies.

(b)                                The Australian sugar industry

Overview

Australia has been one of the five largest exporters of sugar in the world since at least 1992 and has, on average, exported about 80% of its production. Raw sugar is derived from sugarcane which is grown in Queensland, northern New South Wales and Western Australia. Queensland is Australia’s principal source of sugarcane. During calendar year 2001 it produced 4.3 million tonnes of raw sugar, equivalent to about 94% of national production.

As outlined in the following diagram, there are four main segments of the Australian sugar industry: sugarcane production, milling, refining and by-products.

The Australian sugar industry

Sugarcane production

There are over 6,000 Australian sugarcane growers who have collective supply agreements with their local mills. Sugarcane growers are responsible under these supply agreements for organising the harvest of their own sugarcane. Between 1999 and 2001 sugar growing seasons have been affected by either poor weather conditions, crop disease and pests or a combination of these factors.

Milling

Australia has 30 sugar mills with 26 located in Queensland, three in northern New South Wales, and one in Western Australia. Queensland, due to its favourable climatic and soil conditions, is one of the most productive growing regions in the world. Within Queensland, the Burdekin River district, where CSR has four of its mills, is particularly conducive to high sugar yields. Queensland mills generally operate on a continuous milling basis during the harvesting season which typically extends from June to November. The efficiency of the raw sugar production process has advanced in recent years through improved milling technology.

Raw sugar produced in Queensland is compulsorily acquired by statute, marketed and sold to both domestic and export customers by Queensland Sugar Limited (QSL). QSL is an industry organisation owned by Queensland sugarcane growers and millers. QSL pools all the revenue received for raw sugar sold and after deducting costs, distributes net proceeds to millers on the basis of tonnage of sugar supplied. This net price is known as the QSL pool price and is quoted on an Australian dollar per tonne basis. The QSL pool price is highly influenced by the NY#11 sugar price and the A$/US$ exchange rate.

Refining

QSL sells raw sugar to refiners at a price referenced to the NY#11 sugar price. Once processed, refined sugar is sold primarily to the domestic industrial and retail segments with significant volumes exported. The primary industrial consumers of sugar are food and beverage processors. The sugar refining industry was deregulated in 1989, prompting a decade of major structural change. Government price control ended, as did refining contracts with the Queensland Government. Refiners were free to purchase raw sugar and sell refined sugar in their own right. In 1997, the Australian Government’s removal of an A$55/tonne tariff on imported sugar preceded the formation of the Sugar Australia refining joint venture between CSR (50%), Man Group plc (25%) and Mackay Sugar Co-operative (25%). Since deregulation, industry participants have rationalised production capacity and improved financial returns. Following this rationalisation there are three remaining Australian sugar refiners.

By-products

Molasses is an important by-product of the milling process. Its primary uses are for ethanol production and stockfeed. In addition, most sugar mills in Australia generate their own steam and electricity by burning the residual fibre after sugarcane is milled.

Political influences affecting the Australian sugar industry

In June 2002, the Federal Government commissioned an independent assessment of the Australian sugar industry that outlined a series of recommendations to governments and industry participants on issues including industry and competition, the sugar market, product diversification, the environment and research and development. In response to the report the Australian Government announced, in September 2002, an A$150 million sugar industry reform package which is proposed to be funded through a levy on all domestic sugar sales. It is designed to assist the immediate and long term needs of the Australian sugar industry.

(c)                                CSR Sugar operations

CSR Sugar is the largest raw sugar producer in Australia. It comprises three major businesses: sugar milling, sugar refining and the production of ethanol. A summary of CSR Sugar’s organisation structure and production facilities is shown below.

CSR Sugar organisation chart

CSR Sugar also has a 42.5% interest in Czarnikow, the world’s largest sugar broker by volume. For financial reporting purposes, CSR Sugar has two segments: sugar milling and sugar other (comprising refining, ethanol and sugar broking).

(1)                              Milling

Overview

CSR Sugar is the largest participant in the Australian sugar industry with an annual raw sugar milling capacity in excess of 2.4 million tonnes. Its mills processed 11.6 million tonnes of sugarcane and produced 1.8 million tonnes of raw sugar, or about 40% of Queensland’s total production in calendar year 2001.

CSR Sugar processed about 14.1 million tonnes of sugarcane during the harvesting season concluded in November 2002.

CSR Sugar’s milling business also produces valuable by-products such as molasses which is primarily used for ethanol production and stockfeed. In addition, CSR Sugar’s mills have electricity generation capacity and generate their own steam and electricity by burning sugarcane residual fibre. CSR Sugar’s mills sell excess electricity into the Queensland electricity grid.

Sales

Following the milling process, all CSR Sugar’s raw sugar is compulsorily acquired by QSL. Other revenue is derived from the sale of molasses and the generation of electricity.

Other significant Australian sugar milling operators are Bundaberg Sugar Ltd and Mackay Sugar Co-operative Association Ltd (Mackay Sugar) which are estimated by the Australian Sugar Year Book to have produced about 785,000 tonnes and 755,000 tonnes of raw sugar, respectively, in calendar year 2001.

Facilities

CSR Sugar has seven mills in three districts in north eastern Queensland. Four mills are located in the Burdekin River region south of Townsville, two in the Herbert River region north of Townsville and one at Plane Creek near Mackay. Since 1992, CSR Sugar has increased sugarcane milling capacity from about 10 million tonnes a year to over 16.5 million tonnes.

The sugar milling process is highly automated. Sugarcane is transported to CSR Sugar’s mills by an extensive sugarcane railway system. The mills shred and crush the sugarcane to extract juice, which is processed into concentrated liquor. Raw sugar is produced by growing crystals in the concentrated liquor and then separating the crystals from the residual syrup after further processing.

(2)                                 Refining

Overview

CSR Sugar’s refining operations in Australia are conducted through the Sugar Australia unincorporated joint venture. Sugar Australia was formed in 1998 to help rationalise the Australian sugar industry at a time of over capacity and following the removal of tariffs in 1997. CSR Sugar holds a 50% interest in the joint venture, with Man Group plc and Mackay Sugar, each holding a 25% interest. Each of the joint venture participants effectively supplies its proportionate share of raw sugar, pays its share of operating expenses and receives its share of production. Sugar Australia Pty Limited acts as agent for the joint venture participants in promoting, marketing, selling and distributing production.

CSR Sugar’s refining activities in New Zealand are conducted through the New Zealand Sugar Company (NZSC). The CSR group owned 100% of NZSC until 1998 when CSR sold a 25% interest to Man Group plc and a 25% interest to Mackay Sugar.

Sugar Australia is Australia’s largest sugar refiner. NZSC is the only sugar refiner in New Zealand. In addition, Sugar Australia and NZSC export refined sugar mainly to Asia and the Pacific Islands. Refined sugar exports were in excess of 150,000 tonnes for the year ended 31 March 2002.

Sales

The Sugar Australia participants source raw sugar on a commercial basis and seek a refining margin over the NY#11 in negotiations with industrial, retail and export customers.

Within the retail sector, Sugar Australia markets the CSRTM brand in addition to supplying products, which are marketed under retail house brands. Sales to the industrial sector are primarily to food and beverage manufacturers. Sugar Australia also exports sugar in various forms including bulk cargo sized parcels using a specially designed ship.

The NZSC also sells refined sugar to both the industrial and retail sector, with NZSC’s CHELSEATM retail brand commanding a leading market share in New Zealand. NZSC also exports refined sugar and sugar containing blends to Japan and Pacific Islands. In New Zealand it faces competition from importers of refined sugar.

Facilities

The refining process involves the removal of impurities and colour from raw sugar and further refining sugar crystals into food grade products such as white sugar, brown sugar, caster sugar, and syrups which can be delivered to customers in a range of bulk or packaged forms.

The operations of the Sugar Australia joint venture include refineries in Yarraville, Victoria and Mackay, Queensland, depots in most Australian capital cities and the specialised bulk refined sugar ship MV Pioneer, one of only three of its type in the world. The Mackay refinery has an annual capacity of 350,000–400,000 tonnes and the potential for expansion at low cost, while the Yarraville refinery has an annual capacity of about 250,000–300,000 tonnes.

NZSC’s Chelsea refinery in Auckland is the only sugar refinery in New Zealand. The refinery has a capacity of 200,000–250,000 tonnes a year. While all raw sugar is currently sourced from QSL, NZSC is free to source its raw sugar from any source. The Chelsea refinery is located on Auckland harbour.

(3)                                 CSR Ethanol

Overview

CSR Ethanol is a major producer of ethanol in Australia. Ethanol is used in pharmaceuticals, food and beverage, cosmetics and toiletries, printing, aerosols and paint. CSR Ethanol produces fertiliser as a by-product of the ethanol production process and also operates a small agency business (chemicals, solvents and food ingredients).

Sales

CSR Ethanol has two principal markets: bulk exports mainly to Japan for use in alcoholic spirits and domestic sales to various industrial manufacturers. The Manildra Group is CSR’s primary competitor in the Australian market. CSR Ethanol also produces a range of fertiliser products which are sold domestically to sugarcane farmers.

Facilities

CSR produces ethanol from molasses using a process of fermentation and distillation. CSR Ethanol operates two distilleries in Australia, at Sarina, Queensland, and Yarraville, Victoria.

The Sarina distillery has a production capacity of 55–60 million litres of ethanol a year. Ethanol produced at the distillery is shipped to export markets or to the

Yarraville distillery. Shipments are made from CSR Ethanol’s liquid terminal at Mackay Harbour.

The Yarraville distillery receives standard ethanol (95% purity) from the Sarina distillery, some of which it dehydrates to produce a higher grade ethanol. The remaining standard ethanol is either distributed to customers in the form received from Sarina or blended before being distributed. The Yarraville distillery also acts as CSR Sugar’s major ethanol distribution centre for the Australian domestic market.

(4)                                 Sugar broking

CSR Sugar has a 42.5% investment in the world’s largest sugar broker, Czarnikow Limited. Czarnikow handles over 8 million tonnes of sugar a year (about 20% of total world trade).

5.5                               Directors, senior management and employees

(a)                                  CSR directors and corporate governance post demerger

Until the date of the demerger, the current members of the CSR board will remain on the board. It is intended that the CSR board will be reconstituted in the manner described below on, or as soon as practicable after, the Demerger Date.

It is intended that the CSR board, post demerger, will comprise a non-executive chairman, four non-executive directors and one executive director, the managing director.

(1)                                 Current CSR directors

Ian Blackburne, BSc, PhD, MBA, age 56. Chairman

Ian Blackburne joined the CSR board in 1999. Ian was formerly managing director of Caltex Australia Ltd, with 25 years’ experience in petroleum refining, distribution and marketing. He is chairman of the Australian Nuclear Science and Technology Organisation, and of the Royal Botanical Gardens and Domain Trust of New South Wales. He is a director of Suncorp Metway Ltd and Teekay Shipping Corporation and member of the Australian Graduate School of Management Advisory Council.

Alec Brennan, BSc(Hons), MBA(Dist), age 55. Managing director

Alec Brennan joined CSR in 1969, joined the board as executive director in 1996 and became deputy managing director in 1998. Alec has senior management experience with CSR in raw sugar marketing, sugar refining, aluminium, building products and construction materials. He is a director of the Garvan Research Foundation.

Carolyn Hewson, BEc(Hons), MA (Econ), age 47

Carolyn Hewson joined the CSR board in 1995. Carolyn has substantial experience in the finance industry and was formerly an executive director of Schroders Australia Ltd. Her other directorships include the Australian Gas Light Co and Economic Development Board of South Australia. She is also the president of the YWCA of Sydney.

John Wylie, MPhil, BCom(Hons), age 41

John Wylie joined the CSR board in 2001. John was previously the head of investment banking and non-executive chairman of Credit Suisse First Boston Australia Investment Banking. He established Carnegie Wylie and Company in 2000, is chairman of the Melbourne Cricket Ground Trust and a director of DSL Group Pty Ltd and Grove Financial Services Pty Limited. John is a leading investment banker with extensive overseas experience.

(2)                                 Directors to be appointed after the demerger

Barry Jackson, BCom(Hons), age 58

Barry Jackson has over 30 years’ experience in manufacturing and industrial marketing. He has been managing director of Pacifica Group Limited (1995-2001) and chief executive of BTR Nylex’s Building Products Group. Barry is a director of Alesco Corporation Limited, Equity Trustees Limited and PaperlinX Limited and a member of the board of management of St Vincent’s Institute of Medical Research.

Barry will be appointed on or shortly after the Demerger Date.

In addition, CSR is in the process of identifying another person to become a director of CSR on or after the Demerger Date. Details of that person will be announced to ASX when the proposed director is identified.

(3)                                 Composition of board

It is intended that non-executive directors of CSR will continue to be independent, having no business or other relationships which might compromise their autonomy. If a potential conflict of interest does arise, the director concerned does not receive the relevant board papers and leaves the board meeting while the matter is considered. Directors must keep the CSR board advised, on a continuing basis, of any interests which could potentially conflict with those of the CSR group.

The balance of skills and experience of the CSR board will be kept under review.

Non-executive directors are subject to re-election by rotation at least every three years and, under the company’s constitution, must retire at the age of 70. Newly appointed directors must seek re-election at the first general meeting of shareholders following their appointment. All non-executive directors have undertaken not to seek re-election after serving either 15 years, or, in the case of directors appointed from 2001, after serving three, three year terms.

(4)                                 Role of the CSR board

The CSR board is accountable to shareholders for the company’s performance. The board sets the company’s strategic direction and delegates responsibility for the management of the company to the managing director. The board’s functions include:

•                                            appointing, evaluating and rewarding senior management;

•                                            approving group strategies, budgets, plans and policies;

•                                            assessing performance against strategies to monitor both the suitability of those strategies and the performance of management;

•                                            reviewing operating information to understand at all times the state of health of the company;

•                                            considering management recommendations on key issues;

•                                            approving policies and overseeing the management of business risks, safety, occupational health, and environmental issues; and

•                                            ensuring that the company acts legally and responsibly on all matters and that the highest ethical standards are maintained.

(5)                                 CSR board processes

Non-executive directors spend around 35 days a year on board and committee meetings, strategy and budget meetings and inspections of operations in some or all of Australia, New Zealand and Asia. The chairman and the managing director meet regularly to review business and strategic issues and to agree board agendas. Fees for non-executive directors are based on the nature of their work and their responsibilities. In determining the level of fees, survey data on comparable companies is considered in detail. Non-executive directors’ fees are determined by the CSR board within the maximum aggregate amount approved by shareholders in 1999 of A$750,000 a year. The fees payable to the chairman and directors will be lowered as a result of the demerger (refer to part 9.14 of this booklet for further details).

The CSR board has approved principles and policies to manage financial risks and exposures to foreign currencies, commodity prices and interest rates. CSR’s policies prohibit speculative transactions, restrict hedging to pre-set limits and require senior management approval of hedging instruments. The policies specify who may authorise transactions and segregate duties of those carrying them out.

The CSR board requires managers of CSR’s businesses to identify areas of risk, to quantify those risks and to adopt cost-effective strategies to manage CSR’s exposure. CSR’s internal audit team reports to the Audit Committee on the management of key risks.

(6)                                 Resources available to the CSR board

To help the board maintain its understanding of the businesses and to assess the people running them, directors will continue to be briefed regularly by each member of the chief executive committee, which comprises the senior managers reporting directly to the managing director. Directors will also have access to a wide range of employees at all levels during inspections of operations and in other meetings.

Directors receive a comprehensive monthly performance report from the managing director – whether or not a board meeting is scheduled – and have unrestricted access to company records and information.

New directors receive a comprehensive information pack, special briefings from management and visit key sites to assist in rapidly understanding CSR’s businesses and issues.

Directors may obtain independent professional advice at CSR’s expense on matters arising in the course of their board and committee duties after obtaining the chairman’s approval. CSR board’s written policy requires all directors to be provided with a copy of such advice and to be notified if the chairman’s approval is withheld.

(7)                                 CSR board committees

Specific board committees assist the full CSR board:

•                                            The audit committee advises the CSR board on all aspects of the internal and external audit – including the independence of CSR’s external auditor and the adequacy of accounting and risk management procedures, systems, controls and financial reporting. Specific responsibilities include advising the board on the appointment of external auditors, the yearly audit plan and on the yearly and half yearly financial reports.

•                                            The safety, health and environment committee reviews and reports to the board on the management of the company’s safety, health and environmental responsibilities. The committee receives regular reports from management, reviews the adequacy of management systems and performance, ensures that appropriate improvement targets and benchmarks are operating and monitors potential liabilities, changes in legislation, community expectations, research findings and technological changes.

The managing director will not be a member of these committees, although he may attend their meetings by invitation. However, he will not do so if his presence could compromise objectivity of the proceedings.

The board as a whole will consult on remuneration policies and practices and other human resources issues, evaluate the performance of the managing director against pre-agreed goals and make recommendations to the board on remuneration for the managing director and senior managers reporting to him.

Again as a whole board, directors will consider the appropriate size and composition of the board, criteria for board membership, candidates for board membership and the terms and conditions of appointment to and retirement from the board.

(b)                                  Senior management post demerger

The profiles of CSR’s senior management team are set out below.

Alec Brennan. Managing director

Chris Bertuch, BEc, LLM, age 41. General counsel

Chris Bertuch joined CSR as corporate lawyer in 1993. Previously he was a partner in the law firm Gadens Lawyers in Sydney. Chris has extensive experience in corporate, commercial and trade practice law, and dispute resolution.

Tony Carlton, BCom, MCom, age 49. Executive general manager strategy and development

Tony Carlton has been general manager strategy and development for CSR since 2000. Since joining CSR in 1976, Tony has held a number of senior finance and commercial positions, including those of general manager finance and group treasurer.

Graham Hughes, BCom, age 51. Company secretary

Graham Hughes has been senior manager corporate development for the past five years. Since joining CSR in 1970, he has held a variety of senior finance positions, most recently managing a number of divestment and restructuring transactions.

Warren Saxelby, BCom, age 51. Chief financial officer

Warren Saxelby joined CSR as chief financial officer in October 2001. Previously he was vice president finance for BHP Steel, having joined BHP in 1970 and subsequently holding a number of senior management positions in finance and planning.

Graeme Pettigrew, FNIA, age 53. Chief executive CSR Building Products

Graeme Pettigrew joined CSR in 1996 as executive general manager CSR Building Products. Previously Graeme was managing director of Chubb Australia Ltd from 1988 before which he held a number of executive positions with Wormald International in the UK and Australia.

John Davies, BAppSc, age 53. General manager Gove Aluminium Finance Ltd

John Davies joined CSR in 1979 and has held his present position since January 2001. Previously John was technical manager Gove Aluminium Finance and has had 17 years’ experience in the aluminium industry in production, technical and marketing management roles.

Ian McMaster, BSc, ME, age 54. Chief executive CSR Sugar

Ian McMaster joined CSR as chief executive Sugar in 1999. Previously Ian was group general manager, BHP Hot Briquetted Iron, and held various other roles in his 33 years at BHP, including president BHP China and group general manager Sheet and Coil Products Division.

(c)                                  Employees

There were 4,988 full time equivalent employees associated with the businesses, corporate functions and shared services that will constitute CSR after the demerger. A breakdown of employees by operating business and by geographic location is set out below.

CSR employee numbers by business and reporting segments

Employees at 30 September 2002
Business segments
CSR Building Products	2,852
CSR Sugar	1,835
Executive support team and Aluminium	76
Australian shared services	225
Total	4,988
Geographic location
Australia	4,132
New Zealand	89
Asia	767
Total	4,988

Source: CSR.

CSR’s production and maintenance employees in Australia are eligible for membership of various trade unions including the Australian Liquor, Hospitality and Miscellaneous Workers’ Union, the Australian Workers’ Union, the Construction Forestry Mining and Energy Union, the Communications Electrical and Plumbing (Electrical Trades Union) Union and the Australian Manufacturing Workers’ Union, and are covered by awards and enterprise agreements registered with either the Australian Industrial Relations Commission or the Queensland, New South Wales, South Australia, or Western Australia industrial relations commissions. The enterprise agreements are underpinned by relevant awards and operate for fixed terms of various lengths (although they continue to operate after the expiry of those terms unless replaced by another agreement). Australian salaried staff (who are eligible for membership of the CSR Officers’ Association) are employed under individual contracts of employment which are underpinned by an award of the Australian Industrial Relations Commission and, in some cases, by enterprise agreements.

The demerger has no impact on the operation of these awards and agreements. The businesses that comprise CSR after the demerger experience very low levels of industrial disruption. Over the 12 months to 31 December 2002, minimal time was lost due to industrial disputation.

CSR has a comprehensive safety, health and environment management system based on Australian and international standards. The system is updated regularly. Safety performance has shown significant improvement over the past three years and further reductions are targeted as part of ongoing management initiatives. Initiatives introduced include leadership training in safety, health and environment for frontline people, training in manual handling and incident investigation and safety culture workshops. In addition, all CSR sites are being audited externally over a three year period for compliance with the company’s safety, health and environment standards and with workers compensation and self-insurance requirements.

There has recently been increased concern over the risks of crystalline silica exposure in building products workplaces. CSR has developed and implemented a crystalline silica exposure prevention program that includes air monitoring, exposure risk assessments, awareness training, use of respirators, engineering controls and regular health surveillance. At present, the CSR group has no silicosis claims against it and its permitted exposure limits are well below the applicable Australian standards.

The CSR board’s Safety Health and Environment (SHE) Committee oversees safety, health and environment performance and meets quarterly to review a report from management on performance, strategy, improvement initiatives and information on any serious issues or breaches of safety and environmental law. The SHE Committee is also informed of progress with the external SHE audit program and closure of the high risk action items.

The existing CSR superannuation funds, which provide both defined benefits and accumulation benefits, will continue to provide benefits for employees of CSR, with CSR’s current funding obligations remaining in place for its employees as well as for pensioners and deferred members at the Demerger Date. However, for a period of up to eight years after the demerger, CSR and RGL will each separately cover 50% of the funding of the accrued defined benefit liabilities of the CSR Australian Superannuation Fund as at the Demerger Date, which will be revalued by the actuary at least annually.

5.6                               Corporate activities

(a)                                  Property

CSR’s property activities will be focused on maximising the returns from former industrial and extractive industry sites such as Woodcroft, a 300 residential lot development, and Erskine Park, a 100 hectare potential industrial park, both in Sydney.

CSR has a beneficial 40% interest in Penrith Lakes Development Corporation Limited (PLDC) (Boral 40%, Hanson 20%), which extracts the majority of the aggregates for the Sydney region. CSR intends, subject to acceptance of the other shareholders of PLDC,  to transfer its interest to Readymix. Readymix will in turn agree to share future profits produced from land sales equally with CSR. A significant portion of the PLDC land holdings have been identified as having potential subject to planning approvals for a major urban land development.

Management expects that, after completion of necessary rezoning, site restoration and subdivision activities, sites such as these will provide an income stream for CSR over the next decade.

(b)                                  Environment

CSR believes that the activities of the CSR group entities are in substantial compliance in material aspects with applicable environmental laws and regulations as administered by the responsible regulatory authorities or agreements are in place to reach compliance within an agreed time.

Australia’s principal laws governing environmental and sustainable management of natural and physical resources are contained in legislation and regulations enacted by the Commonwealth Government and the states and territories of the Commonwealth of Australia. This body of legislation regulates the operations of companies principally in regard to air, water and noise emissions, waste disposal, land contamination, and the handling and storage of environmentally hazardous chemicals and dangerous goods.

A system for monitoring environmental impacts is established across the company’s operations and CSR measures key environmental performance indicators, with the aim of progressively reducing (per unit of production) waste generation, water use, energy consumption and carbon dioxide air emissions. The monitoring information and actions taken are reported regularly to senior management and the board’s Safety Health and Environment Committee along with key environmental performance data. The CSR board expects that CSR will continue with these systems after the demerger.

In Australia, CSR reports a range of emission data to the Australian Federal Government’s National Pollutant Inventory (NPI). Data supplied is from a series of plants, which manufacture bricks and pavers, clay roof tiles, insulation and raw sugar. Many plants operate under EPA licences and, in some cases, fees are based on pollutant discharge levels.

CSR group’s environmental policies have not necessarily been adopted at the sites of its investments (such as the aluminium smelter at Tomago, Sugar Australia, ACH and Enviroguard), which are managed independently. Nevertheless, CSR believes that each of these ventures has implemented environmental policies appropriate for the environmental risks inherent in their operations.

CSR’s safety, health and environment management system includes auditing of all sites occupied by the CSR group over a three year period for environmental compliance.  CSR has established and implemented systems to manage and report on land use planning issues and pollution control issues at sites at which CSR carries out operations. These systems incorporate policies, standards, procedures and monitoring and measurement regimes and will continue to be implemented by the CSR board. As part of the continued use of the systems the CSR board will receive regular management reports on land use planning issues and pollution control issues in addition to actions and expenditure required to support environmental initiatives. Since 1998 a system of comprehensive land use planning and pollution control assessment has been adopted at relevant sites. These assessments have involved an audit of the operations conducted at a site against regulatory and benchmark standards and the reporting of environmental incidents. The assessments carried out did not identify any material environmental liability.

Action plans, based on these audits, are monitored and progress on closure of high and medium priority items is reported to senior management and the board’s Safety Health and Environment Committee.

The main activities in which expenditure is incurred on environmental compliance across all businesses include stormwater management, waste treatment and disposal, particulate and gaseous emissions, and storage of fuels, oils and chemicals.

CSR’s environmental monitoring system has identified contamination on several sites. Clean-up operations of these sites are planned or under way. Clean up costs have been provided for and no material adverse impact on operations is expected. CSR group policy requires that all wastes be taken off CSR group land for disposal according to regulations in licensed and regulated landfills. Some instances of past disposal of wastes on the CSR group’s land are known. Management considers only minor immediate remedial action to be necessary and this is not to be anticipated to have a material effect on the CSR group’s operations or competitive position.

If the demerger proceeds, the CSR group will be responsible for any liabilities and costs associated with environmental contamination and compliance in respect of the businesses it will continue to own after the demerger. RGL will indemnify CSR, to the maximum extent permitted by law, in respect of the liabilities and costs associated with environmental contamination and compliance in respect of the businesses that will be owned by the RGL group after the demerger, irrespective of when the contamination occurred or when the liabilities or costs arise.

Disposal of non-putrescible and non-hazardous solid waste in disused clay pits on land owned and controlled by the CSR group has been completed. The landfills have been capped and restored.

Enviroguard is a joint venture (50% owned by the CSR group) with Brambles Australia Limited, which operates two non-putrescible landfills in disused quarries in Sydney and Brisbane. The sites are licensed by relevant environment protection authorities, and operate under strict protocols established by Enviroguard.

There are a number of environmental risks associated with CSR’s past and future operations. These are set out in part 5.7.

(c)                                  Litigation

Except as set out below, no company that will be part of the CSR group after the demerger is involved in any litigation, the outcome of which is likely to have a material adverse effect on the business or financial position of CSR.

Certain corporate entities within the CSR group that are currently defendants in litigation are selling businesses to Readymix. To the extent such litigation concerns those businesses, Readymix, under the sale agreements, and RGL, under the Demerger Deed, have agreed to indemnify those defendants in respect of any costs or liabilities arising in connection with that litigation (to the extent that those costs and liabilities are not covered by CSR’s insurance – for further details on the indemnities see parts 5.6(c) and 9.6(f)). This litigation is described in part 3.5(b) of this booklet.

(1)                                 Asbestos litigation

CSR and several CSR group entities have been named as defendants in litigation in Australia and the US by claimants alleging personal injuries due to exposure to asbestos. Claimants in these cases generally seek compensatory and punitive damages. In almost all cases in which it is a party, a CSR group entity is one of a number of companies named as defendants.

Australian asbestos litigation – historical overview

The involvement of CSR and its subsidiaries in asbestos litigation in Australia arises from the mining of raw asbestos fibre by one of CSR’s subsidiaries, as well as the sale by CSR and by certain of its subsidiaries of asbestos-containing products. Claimants in this litigation include former employees, contractors and carriers of raw fibre, and users of asbestos products.

The first claim naming CSR or a subsidiary as a defendant in Australia was asserted in 1976. As at 31 December 2002, CSR and its subsidiaries had been named in approximately 1,878 such claims, of which approximately,

•                                            108 were commenced in the year ended 31 March 1997;

•                                            91 in the year ended 31 March 1998;

•                                            81 in the year ended 31 March 1999;

•                                            99 in the year ended 31 March 2000;

•                                            142 in the year ended 31 March 2001;

•                                            109 in the year ended 31 March 2002; and

•                                            138 in the nine months ended 31 December 2002.

As at 31 December 2002, approximately 1,084 Australian claims had been settled and a further 191 had been dismissed voluntarily or by a successful CSR defence and the total costs of settlements and judgments were approximately A$98 million and legal and related fees totalled approximately A$32 million.

There has been a single punitive damages award, in the Rabenalt case, which was against a subsidiary in the amount of A$250,000. It was entered in 1989.

Australian asbestos litigation – current status

As at 31 December 2002, there were approximately 602 asbestos claims pending against CSR and/or its subsidiaries in Australia. Settlement payments and legal costs incurred by CSR and its subsidiaries continue to be affected by a variety of factors, including principally the type of injury alleged to have been sustained by the claimant, the nature and extent of the claimant’s alleged exposure to raw asbestos fibre or asbestos-containing products manufactured or supplied by CSR or its subsidiaries and the presence of other defendants to the claim.

United States asbestos litigation – historical overview

The involvement of CSR and its subsidiaries in asbestos litigation in the US arises from sales of asbestos fibre mined by an Australian subsidiary of CSR and sold by CSR acting as its subsidiary’s sales agent. The last such sale occurred in 1966.

Prior to 1990, the vast majority of the asbestos claims against CSR were commenced by or on behalf of employees of Johns Manville Corporation, the principal purchaser of asbestos fibre sold by CSR as sales agent for its subsidiary. These individuals generally claimed exposure to such fibre during the course of their employment at the Johns Manville plants where the fibre was used in the manufacture of certain asbestos cement pipes. Such claims, as well as claims of other persons allegedly exposed to raw asbestos supplied by CSR, are collectively referred to as ‘Plant-worker Claims’. In the early stages of the litigation, settlements by CSR of US asbestos claims for the most part involved Johns Manville Plant-worker Claims. CSR has entered into a number of global settlements of such claims with various claimants’ counsel.

Beginning in late 1990, CSR began to be named as a defendant in US lawsuits brought by persons alleging occupational exposure to finished asbestos products, particularly specialty gasket material and asbestos cement pipe. Such claims are referred to as ‘Finished Product Claims’. CSR does not believe Finished Product Claims are meritorious, and has defended them on the bases that, among other things: there is no evidence that asbestos fibre supplied by CSR was incorporated into the particular products to which these claimants were allegedly exposed; there is no personal jurisdiction over CSR; CSR did not owe a duty to warn users of finished products manufactured by Johns Manville, a sophisticated and knowledgeable asbestos company in its own right, of the potential consequences under certain circumstances of the inhalation of asbestos fibre; and any alleged failure by CSR to warn Johns Manville of such potential consequences was not the cause of claimants’ injuries. CSR believes that the primary reason for its inclusion in Finished Product Claims is the bankruptcy in 1982 of Johns Manville and the consequent unavailability of a full remedy against Johns Manville for injuries allegedly caused by its products.

The first US asbestos claims naming CSR or a subsidiary as a defendant were Plant-worker Claims asserted against CSR in 1980. As at 31 December 2002, CSR and/or its subsidiaries had been named in approximately 3,100 Plant-worker Claims and approximately 121,000 Finished Product Claims.

Of the approximately 3,100 Plant-worker Claims,

•                                            48 were asserted in the year ended 31 March 1997;

•                                            23 in the year ended 31 March 1998;

•                                            25 in the year ended 31 March 1999;

•                                            29 in the year ended 31 March 2000;

•                                            28 in the year ended 31 March 2001;

•                                            39 in the year ended 31 March 2002; and

•                                            38 in the nine months ended 31 December 2002.

As at 31 December 2002, approximately 3,000 Plant-worker Claims had been resolved or decided and 127 were pending. As at 31 December 2002, the total of the cost of settlements and judgments was approximately A$86 million.

Of the approximately 121,000 Finished Product Claims,

•                                            4,655 were asserted in the year ended 31 March 1997;

•                                            9,829 in the year ended 31 March 1998;

•                                            4,120 in the year ended 31 March 1999;

•                                            233 in the year ended 31 March 2000;

•                                            1,379 in the year ended 31 March 2001;

•                                            14,165 in the year ended 31 March 2002; and

•                                            1,449 in the nine months ended 31 December 2002.

As at 31 December 2002, approximately 118,000 Finished Product Claims had been resolved or decided and 2,880 were pending. As at 31 December 2002, the total of the cost, both paid and committed, of settlements and judgments was approximately A$52 million. The total defence costs, relating both to Plant-worker Claims and Finished Product Claims, was approximately A$44 million.

The only judgments entered to date against CSR in the US asbestos litigation occurred in August 1993 in the Abrams case in Mississippi. That case involved Johns Manville Finished Product Claims by nine shipyard workers claiming exposure to Johns Manville gasket material allegedly containing fibre supplied by CSR as sales agent. In that case, a jury verdict was entered against CSR in favour of four of the former shipyard workers for compensatory damages totalling US$2,150,000 and punitive damages totalling US$215,000. In addition to deciding the claims of the nine shipyard workers, the jury in Abrams also decided certain common issues with respect to approximately 6,700 of the approximately 16,000 claims then pending against CSR in Mississippi. The jury found that the Johns Manville gasket material had been used at the shipyard where the claimants were employed; that CSR may be liable for injuries caused by such material; and that punitive damages in the amount of 10% of compensatory damages were appropriate against CSR. CSR has reached settlements of all claims made in Mississippi with various claimants’ attorneys. While the attorneys’ clients have the right to opt out of the settlement, it is CSR’s belief that relatively few, if any, claimants will choose to do so, and none has done so to date. An integral part of the settlement agreement provided for and resulted in the shipyard worker specific and common issues verdicts being vacated.

Although claims have been brought against CSR in 34 states, the bulk of the claims against CSR have been Finished Product Claims in four particular states: Mississippi (17%), West Virginia (21%), Texas (28%) and Ohio (16%), each as at 31 December 2002. Each of these states permits so-called ‘mass trials’ of claimants’ claims. CSR does not believe these or other Johns Manville Finished Product Claims are meritorious. However, given their large number; the risk of adverse rulings, particularly in mass trial states; and the costs of defending the claims, CSR has settled and intends to continue to settle such claims where the prevailing circumstances cause it to believe that it is commercially advantageous to do so. CSR has entered into a number of agreements with various claimants’ counsel pursuant to which the parties will attempt to resolve the counsels’ future claims on an agreed upon basis prior to litigation.

United States asbestos litigation – current status

As at 31 December 2002, there were approximately 3,007 asbestos claims pending against CSR in the US.

The settlement payments by CSR in the US continue to be affected by a variety of factors, including principally the type of injury alleged to have been sustained by the claimant, the nature and extent of the claimant’s alleged exposure to fibre supplied by CSR as sales agent for one of its subsidiaries, the jurisdiction of the suit, and whether the claim is to be part of a group settlement. A number of defendants in the US litigation, in addition to Johns Manville, have declared bankruptcy. This may cause plaintiffs’ counsel to seek to join CSR in additional actions and/or seek higher settlement amounts.

Insurance issues

On 3 March 1995, in settlement of litigation commenced by CSR and for the assumption by CSR of certain indemnity and other obligations, CSR received an undissected lump sum payment of A$100 million in full and final settlement of all present and future claims CSR has or may have had against certain insurers issuing liability policies to it from 1955 to at least 1978. Subsequent to the settlement of these coverage and damages claims, CSR and a subsidiary commenced litigation in the US District Court for the District of New Jersey against other insurers that issued policies to CSR from approximately 1979 to 1989, seeking, among other things, coverage for US asbestos claims against them and damages. Some of these insurers then commenced their own litigation against CSR and a subsidiary in the Supreme Court of New South Wales, seeking, among other things, a declaration that the insurers have no obligation to provide any such coverage. The Supreme Court of New South Wales issued a preliminary injunction barring CSR and the relevant CSR subsidiary from prosecuting the US coverage suit without further order of the Supreme Court of New South Wales. CSR and its subsidiary successfully appealed to the High Court of Australia against that injunction. The High Court lifted the injunction and ordered that the proceedings commenced in New South Wales be stayed pending the outcome of the US coverage suit. On 24 April 2001, the New Jersey court denied motions brought by the insurers to stay or dismiss the US action. Discovery is continuing and no trial date has yet been set.

Management’s views

The discussion below contains certain forward-looking information (see ‘Forward looking statements’ in the Important notices in the Overview). In light of the difficulty of predicting the number of further claims, the severity and mix of diseases involved, the costs of defence and indemnity associated with such claims, and other changes in the litigation environment that might affect CSR’s position or that of its subsidiaries, CSR cannot determine with certainty the amount of its ultimate liability with respect to asbestos claims nor their effect on net profit or loss in future reporting periods. On 18 November 2002, CSR adopted accounting standard, AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’ (AASB 1044) which imposes new requirements for the determination of uncertain liabilities, including providing significant additional guidance on the measurement of such liabilities as well as on discounting provisions to their present value using a rate which is lower than that previously used by CSR. In accordance with AASB 1044, CSR has recognised as a provision the present value of anticipated settlement payments and legal costs arising from asbestos claims by discounting at a pre-tax rate that reflects the current market assessment of the time value of money and risks specific to those liabilities. As a result of the adoption of AASB 1044, CSR’s product liability provision as at 1 April 2002 increased by A$205.2 million. The provision was A$333.8 million as at 30 September 2002. The change in CSR’s product liability provision does not reflect any change in CSR’s underlying product liability risk profile nor does it include any potential benefit from settlements with insurers. CSR’s asbestos provision is reviewed at each accounting period and adjusted to reflect any material change to CSR’s anticipated liabilities and material fluctuations in exchange rates and interest rates.

CSR believes the asbestos litigation in the US and Australia will not have a material adverse impact on the CSR group’s financial condition, results of operations or cash flows. This view is based upon the experience of CSR group entities in the asbestos litigation to date; the resolution of a large number of matters on commercially acceptable terms; the provisions already included in the CSR group’s financial statements; CSR’s belief that it has even stronger evidence than presented during the Mississippi trial to support CSR’s position that the fibre contained in Johns Manville gasket materials was not supplied by CSR; CSR’s expectations concerning probable settlements in pending as well as future claims; CSR’s expectations concerning the number of claims likely to be brought against it and/or its subsidiaries in the future; and the possibility of an insurance recovery as a result of the New Jersey litigation. There can, however, be no assurance that the litigation will not have a material adverse impact on CSR’s financial condition, results of operations or cash flows.

(2)                                 Other litigation

The notices CSR has received from the ACCC referred to in part 3.5(b) of this booklet relate to the Humes business. The indemnities in the business sale agreements and to be given in the Demerger Deed will apply to costs and liabilities related to any legal proceedings resulting from those notices. However, it is not clear at law whether the indemnities would be enforceable in respect of pecuniary penalties imposed under the Trade Practices Act (Cth) 1974.

CSR sold its interest in Gove Aluminium Limited to Alcan Northern Territory Alumina Pty Limited (Alcan) on 31 January 2001. On 31 January 2003, CSR received from Alcan notice of claims totalling about A$22.5 million in respect of that sale. CSR disputes the basis of the claims and will defend them.

(d)                                  Information Technology

CSR’s Australian, New Zealand and Asian businesses, including Readymix, share integrated computer based information technology systems (IT), including SAP, wide area network, desktop computing, internet and e-commerce, supported by an in-house IT department.

A program to separate Readymix from the CSR IT environment was started before the announcement of the demerger and will continue for several months following the demerger. The transition to the post demerger IT support structure is being handled in a phased approach, designed to minimise disruption to CSR businesses and to Readymix.

Following the demerger, CSR will continue to provide IT services to Readymix until the transition is complete under the Transition and Shared Services Agreement referred to in part 9.7 of this booklet. The businesses remaining within CSR will continue to share the existing, in-house supported IT arrangements, which will be largely unchanged.

(e)                                  Insurance

CSR’s major insurable risks are covered by insurance policies for property, business interruption, product and general liability, professional indemnity and directors’ and officers’ liability. To the extent insurance is available at commercially reasonable rates, these risks will continue to be insured with insurers of acceptable security and levels of retained risk and cover appropriate to the business activities of CSR. Existing group insurance policies covering other pre-demerger CSR businesses will be replaced by similar separate policies after the demerger.

As referred to in part 1.3, the present state of world insurance markets and the separation, where necessary, of existing insurance arrangements are expected to result in some overall insurance cost increases.

5.7                               Risk factors

There are currently a number of risks associated with owning CSR shares that will continue to be relevant after the demerger. Many factors could have an effect on the financial performance and condition of the businesses that will be conducted by the CSR group after the demerger. The CSR group is subject to various risks resulting from changing economic, environmental, industry, business, financial and political conditions. The principal factors are described below.

CSR shareholders should carefully consider the following risks, as well as the benefits and disadvantages of the demerger proposal outlined in this booklet. It is possible that these and other risks, which CSR does not consider to be material, could in future materially impact CSR’s business, financial position and share price.

(a)                                  CSR will be involved in cyclical industries

The businesses to be conducted by CSR after the demerger are involved in industries that are cyclical and are sensitive to a number of factors including domestic and international economic conditions. Fluctuations in activity levels and pricing within these markets may have a material impact on the financial performance of CSR.

(1)                                 CSR is exposed to Australian non-civil building and construction activity levels

The financial performance of CSR Building Products, which accounted for 38% of CSR’s pro-forma EBIT in the year ended 31 March 2002, is influenced by activity levels within the Australian non-civil building and construction industry. In particular, CSR Building Products has a high exposure to the Australian new residential building segment. Activity levels tend to follow a cyclical trend and are heavily influenced by economic, demographic and other factors.  A more detailed discussion is set out in part 5.2(a). Reduced activity levels may decrease sales volumes and place downward pressure on pricing.

(2)                                 CSR is exposed to fluctuations in aluminium prices

The financial performance of CSR’s aluminium business, which accounted for 38% of CSR’s pro-forma EBIT (includes 100% GAF EBIT) in the year ended 31 March 2002, is exposed to fluctuations in aluminium prices, as sales are priced on the basis of the world aluminium price plus a smaller negotiated premium for each product sold. Aluminium prices are influenced by a series of factors including global production levels, world economic growth and in particular shifts in construction and industrial activity. Historically, aluminium prices have been volatile, with prices per tonne varying between a low of US$1,163 and a high of US$1,739 in the five years ended 31 December 2002. The immediate impact of volatility on CSR’s financial position has been reduced by GAF partially hedging its aluminium exposure. Further detail regarding GAF’s hedging of aluminium prices is set out in parts 6.2(c), 6.7(d) and 6.9(c).

(3)                                 CSR is exposed to fluctuations in raw sugar prices

The financial performance of CSR Sugar, which accounted for 25% of CSR’s pro-forma EBIT in the year ended 31 March 2002, is exposed to fluctuations in the NY#11 raw sugar price. NY#11 sugar prices are highly sensitive to changes in supply which are influenced by, among other things, climatic uncertainties, the production decisions of major exporters such as Brazil and changes in foreign government agricultural and trade policies.

(4)                                 CSR is exposed to variations in the size of the Queensland sugarcane crop

The financial performance of CSR’s sugar milling operations which accounted for 15% of CSR’s pro-forma EBIT for the year ended 31 March 2002 is exposed to variations in the size of the Queensland sugarcane crop. The size of the Queensland sugarcane crop is affected by uncertainties such as weather conditions, crop disease and pests. Further detail on recent sugarcane crops is set out in parts 5.4(b) and (c).

(b)                                  CSR could be adversely impacted by changes in the structure and competitive dynamics of industries in which it operates

There is a risk that the businesses to be conducted by CSR after the demerger may be adversely impacted by material changes to the structure or competitive dynamics of the industries in which they operate.

(1)                                 Building products industry

The entry of new participants into the Australian building products industry or product group expansion by existing industry participants could increase competition levels within CSR Building Products’ market segments. This could have a material adverse impact on pricing and margins. BGC, for example, has been expanding from its home base in Western Australia to the east coast market. Recently BGC announced that it would enter the Australian plasterboard market, and is currently commissioning a plasterboard plant in Western Australia. It has also announced that it is considering constructing a brick plant in Western Australia. While CSR does not currently compete in the Western Australian brick market, it could be adversely impacted by displaced Western Australian brick volumes entering the Australian east coast market. CSR Building Products’ sales volumes could also be adversely impacted by any product substitution away from its existing product lines.

(2)                                 Aluminium industry

One of the recent developments in the world aluminium industry has been China’s shift from a net importer of aluminium to a net exporter as new capacity has been introduced. The impact of this shift on CSR’s aluminium business is difficult to assess as the volume and timing of new capacity is being accompanied by closures of uneconomic capacity and growth in Chinese demand for aluminium. There is a risk that these developments may have a long term adverse impact on aluminium prices.

Currently, almost all aluminium is produced in potlines using consumable carbon anodes. However, there are a number of producers seeking to develop inert anodes or other technologies to reduce the cost of aluminium production. Accordingly, there is also a risk that the development of a lower-cost smelting technology by a competitor could alter the cost dynamics of the industry to the detriment of CSR.

(3)                                 Sugar industry

There is currently a surplus of sugar refining capacity in Australia. This could lead to more intense competition and lower returns within the domestic refined sugar market. In addition, there is a risk of losing sugarcane supply due to failures in future industry restructuring and continued sugar price declines causing a fall in the number of sugarcane growers.

(c)                                  CSR could be affected by movements in interest rates

Immediately following the demerger, CSR’s external borrowings are expected to be in the vicinity of A$250 million. Accordingly, movements in interest rates may impact CSR’s debt servicing obligations and its financial performance. Refer to part 6.4(b) for further information on CSR’s refinancing.

An increase in interest rates may also reduce building and construction activity levels in both the residential and commercial segments of the market. This could result in an adverse impact on the financial performance of CSR, through its CSR Building Products business.

(d)                                  CSR will be exposed to the effects of fluctuations in exchange rates

CSR’s financial performance will be influenced by fluctuations in exchange rates, primarily through its exposure to international sugar and aluminium prices.

The majority of the raw sugar produced by CSR is sold on the global market by QSL. As a majority of QSL sales are in US$, CSR is exposed to volatility in exchange rates between A$ and US$. CSR will also be indirectly exposed to fluctuations in the Brazilian currency. As Brazil is the world’s largest sugar exporter, changes in its sugar production and export volumes may have a material impact on world sugar prices. A depreciation in the Brazilian currency relative to the US$ would increase the NY#11 sugar price in Brazilian currency terms. This may result in increased volumes of Brazilian sugar exports on world markets and downward pressure on prices.

Sales by CSR’s aluminium business are priced in US$. Subject to any hedging, an appreciation of the A$ relative to the US$ will decrease A$ denominated revenue and earnings.

(e)                                  CSR could be affected by adjustments to its asbestos provision

CSR’s accounts include as a provision the anticipated compensation payments and legal costs arising from asbestos claims in Australia and the US. The provision is discounted under Australian Accounting Standard AASB 1044 at a pre-tax rate that reflects the time value of money and the risks specific to the liability. CSR currently discounts its asbestos provisions at the national government bond rate. In addition the cost to CSR in A$ of US liabilities will vary with fluctuations in the exchange rate between the A$ and US$. As discussed in part 5.6(c)(1) of this booklet, CSR cannot determine with certainty the amount of its ultimate liability with respect to asbestos claims, nor their effect on net profit or loss in future reporting periods. CSR’s asbestos provision is reviewed and, if necessary, adjusted at each accounting period. It is possible that, in the future, CSR’s anticipated liabilities may change and that exchange rates or interest rates may fluctuate in a way that requires CSR to adjust its asbestos provisions.

(f)                                    CSR group’s operations may be disrupted by failures in its facilities

The manufacturing facilities of CSR group businesses could be disrupted for reasons beyond their control. These disruptions may include extremes of weather, fire, natural catastrophes, supplies of materials or services, system failures, workforce actions or environmental issues. Any significant manufacturing disruptions could adversely affect the ability of CSR group businesses to make and sell products, which could cause CSR’s financial performance to suffer. CSR’s aluminium investment, in particular, is dependent on the continuing operation of one smelter. The smelter has significant fixed costs that will continue to be payable even if the smelter is not operating.

(g)                                 CSR may be required to provide further funds to cover the defined benefit program of its superannuation funds

CSR’s two existing superannuation funds provide both defined benefits and accumulated benefits. There is a risk that, in the future, changes in the value of either funds’ assets, changes in actuarial determinations of the funds’ liabilities or changes to government legislation could require CSR to increase the current level of its contributions to either fund. CSR has only a limited ability to terminate or reduce its obligations to contribute to the CSR Australian Superannuation Fund, although, for a period of up to eight years after the demerger, CSR and RGL will each separately cover 50% of the funding of the accrued defined benefit liabilities of the CSR Australian Superannuation Fund as at the Demerger Date, which will be revalued by the actuary at least annually.

(h)                                 CSR’s actual results after the demerger may differ from those outlined in forecast financial information

The forecast of financial performance in this scheme booklet for the year ending 31 March 2003 has been prepared by CSR management based on an assessment of present economic and operating conditions and on a large number of assumptions regarding future events and actions. These assumptions are subject to a variety of significant business, economic and competitive uncertainties, many of which are outside the control of CSR. Inclusion of the forecast financial information in this booklet should not be regarded as a representation by any person that the results contained in the forecast financial information will be achieved.

(i)                                    Pro-forma historical normalised financial information may not reflect CSR’s actual results, had RGL and CSR been previously demerged

The historical pro-forma historical financial information for CSR that is included in this booklet has been prepared by extracting the results of operations, financial position and cash flows of each of the legal entities that will combine to form part of the CSR group following the demerger. These accounts may not reflect CSR’s consolidated results of operations, financial position and cash flows had the demerger of CSR and RGL taken place prior to the periods presented. This is because:

•                                            the historical pro-forma normalised financial information may not reflect strategies or operations that CSR group would have followed or undertaken had the demerger taken place prior to the periods presented; and

•                                            the CSR group may have been exposed to different financial and business risks had the demerger taken place prior to the periods presented. The effect of these different risks on the CSR group’s results may not be reflected in the CSR group’s historical pro-forma normalised financial results.

(j)                                    CSR’s operations could be impacted by urban encroachment

CSR has a number of operating sites that are located close to urban centres. Further urban encroachment on these sites and concerns over noise, dust and traffic could result in certain of the businesses to be conducted by CSR after the demerger, particularly those of CSR Building Products, being curtailed or stopped. CSR manages urban encroachment on a long term basis, which entails the early identification of alternative sites and the profitable redevelopment of sites as residential and other developments.

(k)                                The CSR group’s businesses will be subject to environmental risks and changes in environmental regulations

The CSR group’s operations are subject to extensive environmental laws and regulations. Failure to comply with environmental regulations such as noise pollution and EPA requirements could result in increasing costs or fines for CSR.

Environmental liabilities, if incurred, could have an adverse impact on the CSR group’s financial performance and condition. Stricter environmental laws and regulations, or stricter interpretation and enforcement of existing laws or regulations, may impose new liabilities on the CSR group or result in the need for additional investments in pollution control equipment, either of which could result in a decline in CSR’s profitability.

The Australian Government may levy additional carbon taxes which, among other things, could increase the cost of electricity produced using fossil fuels. Electricity is a major cost for Tomago. If such additional taxes were imposed in Australia, they could substantially increase the production costs of the smelter and reduce its competitiveness compared to smelters in countries with lower carbon taxes or smelters not powered by fossil fuels.

Scientific research has indicated that levels of plant nutrients and sediment have increased in rivers draining into coastal waters between the Great Barrier Reef and the North Queensland mainland, as a result of land use changes. The Great Barrier Reef Marine Park Authority is developing a comprehensive strategy to deal with pollutants from land based water run off (as well as from ships). There is a risk that land use constraints required by government to ensure good environmental management may limit the size of the sugarcane crop ultimately available for CSR’s raw sugar mills.

(l)                                    Occupational health and safety risks

CSR group entities’ operations are subject to operating risks associated with building materials plants, aluminium smelters, sugar mills and ethanol distilleries, including the related storage and transportation of raw materials, products and wastes. These hazards include storage tank leaks and ruptures, explosions, discharges or releases of hazardous substances, manual handling, exposure to dust and the operation of mobile equipment and manufacturing machinery.

Such operating risks can cause personal injury and property damage, and may result in the imposition of civil and criminal penalties. The occurrence of any of these events may have an adverse effect on the productivity and profitability of a particular manufacturing facility and the operating results of CSR group entities.

Crystalline silica dust and its control have been identified as an occupational health issue in CSR group operations in Australia. The CSR group uses raw materials containing silica in factories which manufacture roof tiles, bricks and pavers, fibre cement, aerated lightweight concrete, and insulation. CSR group entities may face future costs of engineering and compliance to meet new standards relating to crystalline silica since the risk is now perceived to be higher than previously thought by regulatory agencies in Australia.

(m)                              Labour disputes between CSR and its unions could disrupt CSR’s operations

CSR’s production and maintenance employees are eligible for membership of trade unions. These employees are generally covered by collective bargaining agreements and awards, which periodically come up for renegotiation and renewal. Disputes with trade unions could lead to strikes or other forms of industrial action that could disrupt CSR’s operations, raise costs and reduce CSR’s revenues and profits. Any such disruptions to the operation of CSR may adversely affect CSR’s financial performance and condition.

(n)                                 General risks associated with investing in shares

Although CSR shares will continue to be traded on ASX, CSR will have a significantly different profile following the demerger so that the trading history of CSR shares will not be directly relevant to future trading of CSR shares. The price of CSR shares will be subject to many influences that may affect the broad trend in the stock market or the share prices of individual companies. There can be no assurance that an active trading or liquid market will continue for CSR shares. The price at which CSR shares trade on ASX may be affected by a number of factors unrelated to CSR’s financial and operating performance and over which CSR has no control. Factors such as currency exchange rates, product prices, the level of industrial production, changes in government fiscal, monetary and regulatory policy, investor attitudes, stock market fluctuations in Australia and other stock markets around the world, changes in interest rates and inflation, and variations in general market or economic conditions could all have an adverse effect on the price of CSR shares.

Part 6

Financial information on the CSR group after the demerger

6	Financial information on the CSR group after the demerger

	6.1	Pro-forma historical information on the CSR group companies
	6.2	Management discussion and analysis of the financial results
	6.3	Pro-forma statement of financial position
	6.4	Liquidity and capital resources
	6.5	Quantitative and qualitative disclosures about market risk
	6.6	Forecast financial information for the year ending 31 March 2003
	6.7	Outlook beyond the year ending 31 March 2003

6                                         Financial information on the CSR group after the demerger

6.1                              Pro-forma historical information on the CSR group companies

(a)                                 Basis of preparation and presentation

The pro-forma historical information is derived from the pro–forma consolidated financial statements included as an appendix to the investigating accountants’ reports as set out in part 13, the audited financial statements of CSR, the reviewed half-year financial statements of CSR and other pro-forma consolidated historical information prepared by CSR.

The pro-forma consolidated financial statements include CSR together with entities, which will be controlled by CSR following the proposed demerger. The pro–forma consolidated financial statements have been derived from the audited financial statements of CSR for the years ended 31 March 2000, 2001 and 2002 and the reviewed half-year financial statements of CSR for the six months ended 30 September 2001 and 2002. The pro-forma consolidated financial statements have been subject to review by the investigating accountants, Ernst & Young and Ernst & Young Corporate Finance. The pro–forma historical financial information set out below should be read in conjunction with the pro–forma consolidated financial statements and the accompanying notes included as an appendix to the investigating accountants’ reports as set out in part 13.

The pro-forma historical financial information provided for the CSR group includes:

•                                            pro–forma results of operations for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 under Management discussion and analysis of the financial results as set out in part 6.2;

•                                            pro–forma statement of financial position as at 30 September 2002 as set out in part 6.3; and

•                                            pro–forma statements of cash flows for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 as set out in part 6.4.

The pro-forma results of operations and pro-forma cash flows assume that the demerger occurred on 1 April 1999 and that the CSR group comprised the CSR Building Products, Aluminium and CSR Sugar businesses during all of the periods presented.

The pro-forma financial information does not purport to represent what the results of operations would have been if the CSR group had operated on a stand-alone basis during the historical periods, nor to project results of operations for any future period.

The pro-forma results of operations have been provided to EBIT and the pro–forma statements of cash flows to cash flows from operating activities before interest income and income tax, and cash flows from investing activities. CSR will comprise different assets and entities than CSR as it is currently constituted and will operate under different corporate structures with different gearing and tax profiles than was the case during the periods presented. Accordingly, CSR group management does not believe that the reporting of historic borrowing costs, income tax and net financing cash flows would be meaningful or appropriate. This information has not therefore been included in the pro–forma historical financial information. Details of the pro-forma forecast tax expense, outside equity interests, and net finance expense after tax for the year ending 31 March 2003, are included in part 6.6.

(b)                                 Critical accounting policies

The CSR group pro-forma financial statements are prepared under Australian GAAP. A description of the significant accounting policies is included in note 1 of appendix 2 to the investigating accountant’s report on historical financial information set out in part 13.

In applying accounting principles, CSR group’s management will often be required to make individual estimates and assumptions regarding expected outcomes or uncertainties. Actual results or outcomes generally differ from estimated or assumed amounts. In the past, these differences have not been material. In the future such differences will be included in the consolidated financial statements of the CSR group as soon as they are known. The individual estimates and assumptions generally do not involve a level of risk or uncertainty that would be material to the consolidated financial statements of the CSR group as a whole because, although numerous in number, they generally are relatively immaterial in amount.

There are estimates and assumptions made by management in preparing the consolidated financial statements of the CSR group for which actual results will emerge over long periods of time. Although there is greater risk with respect to the accuracy of long term estimates and assumptions because of the long period over which actual results will emerge, CSR group management believes that such risk is mitigated by its ability to closely monitor and periodically adjust these estimates and assumptions over the same long period.

Based on a critical assessment of the CSR group’s accounting policies and the underlying judgments and uncertainties affecting the application of those policies, CSR’s management believes that the pro-forma consolidated financial statements included as appendix 2 to the investigating accountants’ reports set out in part 13 provide a fair perspective of the CSR group as if the demerger had taken place on 1 April 1999 in the case of the pro-forma statements of financial performance and cash flows, and on 30 September 2002 in the case of the pro-forma statement of financial position.

The accounting policies that the CSR group management believes could have a major impact on the CSR group’s future financial performance or condition are discussed below.

(1)                                Recoverable amounts of non-current assets

Under Australian GAAP, the CSR group is required to write down non-current assets to their estimated recoverable amount. Recognising recoverable amounts involve significant judgments by CSR group management and represent the estimated current value of the cash flows arising from the continued use or the sale of the non-current assets. The discount rate used in such estimations is the CSR group’s cost of capital calculated with reference to the nature of the business and the geographical source of the cash flows. Management calculates the cash flows utilising forecasts of how the business is expected to operate based on the current business environment but taking into account known future changes, including approved strategic initiatives by the CSR group, and any known external factors. CSR group management reviews these cash flow projections annually and any assets not supported by their future cash flows are written down to their estimated recoverable amount.

(2)                                Depreciation

The CSR group depreciates its property, plant and equipment over their estimated useful lives. This requires CSR group management to make estimates as to technological and/or market redundancy issues affecting its assets as well as any potential physical asset life. The CSR group had A$1,391 million of property, plant and equipment on its statement of financial position as at 30 September 2002.

(3)                                Claims alleging personal injuries due to asbestos exposure

In preparing the consolidated financial statements of the CSR group, CSR group management is also periodically faced with uncertainties, the outcomes of which are not within its control and will not be known for prolonged periods of time. CSR group entities have been named as defendants in litigation in Australia and the United States by claimants alleging personal injuries due to exposure to asbestos. Claimants in these cases generally seek compensatory and punitive damages. In almost all cases in which it is a party, a CSR group entity is one of a number of companies named as defendants.

In CSR’s financial report for the year ended 31 March 2002 directors foreshadowed the potential effect of a new accounting standard, AASB 1044 Provisions, Contingent Liabilities and Contingent Assets (AASB 1044). The directors have now considered the effect of AASB 1044 and have resolved to apply the new standard for CSR’s financial year commencing 1 April 2002, even though the standard is not required to be adopted until annual reporting periods beginning on or after 1 July 2002. The adoption of AASB 1044 affects the timing of recording CSR’s dividend provision and increases the amount of the asbestos provision as discussed below.

AASB 1044 imposes new requirements for the determination of uncertain liabilities, including providing significant additional guidance on the measurement of liabilities as well as on discounting provisions to their present value using a rate, which is lower than that previously, used by CSR. In accordance with AASB 1044, CSR has recognised as a provision the present value of anticipated compensation payments and legal costs arising from product liability claims by discounting at a pre-tax rate that reflects the current market assessment of the time value of money and risks specific to those liabilities.

As a result of the adoption of AASB 1044, CSR’s product liability provision as at 1 April 2002 increased by A$205.2 million, the corresponding deferred income tax asset increased by A$61.5 million and retained profits decreased by A$143.7 million. This change in the product liability provision does not reflect any material change in CSR’s underlying product liability risk profile nor does it include any potential benefits from settlements with insurers.

An increase in the provision of A$6.0 million (A$4.2 million after associated income tax benefit) has been recognised as an expense in the statement of financial performance for the six months ended 30 September 2002. CSR’s directors are of the view that it is impracticable to restate the comparative financial information for the corresponding prior half year as if AASB 1044 had always been applied, however, they do not believe that the impact on that statement of financial performance would have been material.

Taking into account the provision already included in the CSR group’s financial statements and current claims experience, CSR directors are of the opinion that asbestos litigation in the United States and Australia will not have a materially adverse impact on the CSR group’s financial condition. However, this litigation may negatively affect CSR group’s earnings in a particular reporting period and there can be no assurance as to future liabilities.

(c)                                 New accounting standards

The revised accounting standard AASB 1020 Accounting for Income Tax (AASB 1020), is applicable to financial years beginning on or after 1 January 2005 (year ending 31 March 2006 for the CSR group) and has the following key implications:

•                                           For assets that have previously been revalued upwards, the CSR group will recognise the equivalent deferred tax liability. When these assets are subsequently depreciated, the additional depreciation will then be tax effected and will result in an increased profit after tax compared to the existing standard.

•                                           For acquisitions, the seller’s assets and liabilities have initially been recorded by the CSR group at fair value (which may be above their tax bases). Under the new standard, the CSR group will have to record a deferred tax liability for this increased value. This will cause differences in deferred tax balances and goodwill recorded in accounting for the CSR group’s recent and past acquisitions. When the net fair values are greater than the tax bases, a deferred tax liability will be recorded causing goodwill to be increased.

A project is being undertaken by the CSR group to consider both the ongoing impact to the CSR group and the impact on initial adoption. The transitional provisions require all previous acquisitions to be revisited where practicable.

AASB 1041, Revaluation of Non Current Assets (AASB 1041) was applicable from 1 April 2001. This standard required the CSR group to elect, for each class of non-current assets, valuation at fair value, original cost or current cost. In the past, CSR group entities have recorded land and buildings using independent appraisals or recoverable amount. Taken as a whole, this fair value type of method has resulted in increasing values for this class of assets during the past 10 years. As allowed by AASB 1041, the directors have deemed the carrying amount of non-current assets as at 1 April 2001 to be at cost (previously at independent and directors’ valuations). This change in accounting policy did not affect the carrying amount of non-current assets recorded in the financial statements. However, the balance of the asset revaluation reserve recorded in the financial statements relating to the previous revaluations of property, plant and equipment is no longer available to absorb any future write-downs.

(d)                                 Related party transactions

The CSR group has a policy that all related party transactions must be approved by general management prior to the transaction being entered into.

The CSR group does not have any material contracts or arrangements with current or former executives or directors of CSR and/or any CSR group controlled entities, except as set out in the investigating accountants’ reports in part 13.

(e)                                 Reconciliation from actual to pro-forma results

The table below sets out a reconciliation between EBIT in the pro-forma consolidated financial statements and profit from ordinary activities before borrowing costs, income tax expense and significant items in the CSR group’s audited financial statements for the years ended 31 March 2000, 2001 and 2002 and reviewed half-year financial statements for the six months ended 30 September 2001 and 2002. It also sets out a reconciliation between revenue in the pro-forma consolidated financial statements and revenue from ordinary activities in the CSR group’s audited annual financial statements and reviewed half-year financial statements. Pro-forma (normalisation) adjustments are made to the historical financial information to adjust for the demerger of the RGL group, material discontinued activities, and product liability charges, to exclude the impact of certain non-recurring items and to reflect the costs of operating as an independent company. The current board of CSR Limited believes pro-forma adjustments enable a meaningful analysis of the underlying financial performance of CSR after the demerger. Shareholders should refer to the Important notices in the Overview.

In the table below, and for the purposes of the discussion in part 6, unless otherwise indicated:

•                                           Revenue means total revenue from ordinary activities, including sales revenue, dividend and other revenue, excluding interest income and after the pro-forma adjustments indicated below;

•                                           EBITDA means profit from ordinary activities before borrowing costs, income tax expense and significant items excluding interest income, adding back depreciation and amortisation and after the pro-forma adjustments indicated below;

•                                           EBIT means profit from ordinary activities before borrowing costs, income tax expense and significant items excluding interest income and after the pro-forma adjustments indicated below;

•                                           EBIT margin means EBIT divided by revenue expressed as a percentage; and

•                                           cash flow from operating activities before interest income and income tax includes receipts from customers, payments to suppliers and employees, and the payment of taxes and government charges (excluding income tax). It excludes all cash flows associated with financing activities (including interest income) and investing activities, but includes the receipt of dividends and distributions from associated activities.

(1)                                Reconciliation from actual to pro-forma results

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Revenue adjustments
CSR group total revenue(1)	7,282.2	7,014.3	7,170.0	3,764.5	3,719.2
Less: RGL	(3,847.0)	(4,595.7)	(5,122.5)	(2,618.7)	(2,609.9)
Revenue from ordinary activities (before pro-forma adjustments)	3,435.2	2,418.6	2,047.5	1,145.8	1,109.3
Discontinued activities(2)	(1,449.8)	(577.9)	(90.0)	(19.6)	(7.2)
Revenue	1,985.4	1,840.7	1,957.5	1,126.2	1,102.1
EBIT adjustments
CSR group profit from ordinary activities before borrowing costs, income tax expense and significant items(1),(2),(3)	803.5	922.6	925.8	513.9	541.0
Less: RGL	(449.0)	(564.5)	(654.0)	(365.9)	(379.6)
Profit from ordinary activities before borrowing costs and income tax expense (before pro-forma adjustments)	354.5	358.1	271.8	148.0	161.4
Discontinued activities(2)	(121.4)	(73.3)	—	—	—
Corporate cost allocation adjustment(4)	8.1	4.8	7.1	2.5	2.4
Pro-forma product liability charge(5)	(17.6)	(18.7)	(19.8)	(9.9)	(9.9)
Restructuring, asset sales and other(6)	53.0	(24.8)	(11.5)	19.5	8.1

EBIT	276.6	246.1	247.6	160.1	162.0
EBITDA adjustments
Depreciation and amortisation (before pro-forma adjustments)(1)	153.3	112.2	98.9	48.6	49.5
Discontinued businesses(2)	(48.2)	(9.0)	—	—	—
Depreciation and amortisation	105.1	103.2	98.9	48.6	49.5
EBITDA	381.7	349.3	346.5	208.7	211.5

(1)          CSR group total revenue, CSR group profit from ordinary activities before borrowing costs, income tax expense and significant items and depreciation and amortisation (before pro-forma adjustments) have been extracted from the audited annual financial statements and reviewed half-year financial statements of the CSR group.

(2)          Discontinued activities include the sale in 2000 and 2001 of CSR’s timber business and the sale in 2001 of Gove Aluminium Limited. The proceeds/profit from sale and the results of operations have been adjusted in arriving at the pro-forma results.

(3)          Significant items included in CSR’s annual financial statements for the year ended 31 March 2001 were the profit on sale of Gove Aluminium Limited (A$235.4 million), asset write-downs and rationalisation costs (A$113.1 million) and product liability charges (A$65.0 million). No significant items were reflected in any other period.

(4)          Corporate cost allocation adjustment represents the difference between corporate costs actually incurred by CSR for the periods presented and the estimated stand-alone costs for the activities of CSR following the demerger. It is anticipated that A$21.8 million of corporate costs would have been incurred by CSR during the year ending 31 March 2003 had it operated as envisaged after the demerger and this amount has been reflected in the historic periods above.

(5)          The pro-forma product liability charge is based on the product liability provision, calculated on a discounted basis in accordance with AASB 1044, included in CSR’s pro-forma statement of financial position at 30 September 2002. The pro-forma charge represents movements in the provision due to the unwinding of the discount factor. Actual charges are reflected in the restructuring, asset sales and other adjustments below.

(6)          Restructuring, asset sales and other represent:

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002

Non-recurring gains	(29.7)	(27.7)	(20.3)	(2.3)	(1.6)
Timber provisions	34.7	8.4	—	—	—
Superannuation	(15.5)	(12.4)	(0.7)	10.0	20.1
Provision adjustments	46.0	6.9	(20.5)	4.3	(16.4)
Product liability charges	17.5	—	30.0	7.5	6.0
	53.0	(24.8)	(11.5)	19.5	8.1

Non-recurring gains primarily include gains on disposal of surplus land in 2000, the receipt of shares in Sugar Terminals Limited in 2001 and CSR’s share of ACH’s abnormal gains, gains on the disposal of surplus land, proceeds from an insurance settlement and other gains on disposal in 2002.

Timber provisions represent net losses on disposal of ancillary timber assets and businesses not previously classified in CSR annual financial statements as discontinued activities.

Superannuation represents a partial superannuation holiday for charges that would have been paid in 2000 and 2001 had CSR not reduced contributions to the CSR Superannuation Fund. The reduced contributions reflect the benefit of a superannuation surplus identified over that period.  At 30 September 2002, the fund had moved into deficit and an additional charge was made to partially fund CSR’s obligations.

Provision adjustments primarily relate to the creation of carrying value adjustments for certain Asian businesses and the creation of corporate restructuring provisions in 2000 and 2001. In 2002 and the half year ended 30 September 2002 certain carrying value provisions which had been created in prior years were reversed when the related assets and businesses were sold.

6.2                              Management discussion and analysis of the financial results

(a)                                 Pro-forma results of operations by segment

Following the demerger, the CSR group will have four financial reporting segments: CSR Building Products, Aluminium, CSR Sugar Milling and CSR Sugar Other. Corporate overhead costs and product liability costs will also be disclosed separately.

The CSR group’s pro-forma results by segment for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out below.

Pro-forma results by segment

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Revenue
CSR Building Products	957.7	874.4	813.0	396.2	463.7
Aluminium(1)	382.4	444.5	445.7	222.4	215.7
CSR Sugar Milling	555.4	448.4	616.4	468.3	387.8
CSR Sugar Other(2)	89.9	73.4	82.4	39.3	34.9
Total CSR group	1,985.4	1,840.7	1,957.5	1,126.2	1,102.1
EBITDA
CSR Building Products	202.3	180.5	149.6	67.6	83.5
Aluminium(1)	137.4	159.8	131.7	66.0	72.1
CSR Sugar Milling	46.5	21.4	79.2	83.0	59.2
CSR Sugar Other(2)	38.4	31.3	31.0	14.4	18.3
Corporate costs	(21.8)	(21.8)	(21.8)	(10.9)	(10.9)
Other(4)	(3.5)	(3.2)	(3.4)	(1.5)	(0.8)
Product liability charges	(17.6)	(18.7)	(19.8)	(9.9)	(9.9)
Total CSR group	381.7	349.3	346.5	208.7	211.5
Depreciation and amortisation	105.1	103.2	98.9	48.6	49.5
EBIT
CSR Building Products	155.9	135.1	108.8	47.9	63.2
Aluminium(1)	115.7	138.4	110.0	55.2	61.1
CSR Sugar Milling	11.7	(13.2)	44.5	65.7	41.9
CSR Sugar Other(2)	36.2	29.5	29.3	13.6	17.4
Corporate costs	(21.8)	(21.8)	(21.8)	(10.9)	(10.9)
Other(4)	(3.5)	(3.2)	(3.4)	(1.5)	(0.8)
Product liability charges	(17.6)	(18.7)	(19.8)	(9.9)	(9.9)
Total CSR group	276.6	246.1	247.6	160.1	162.0

Outside equity interest share of EBIT(3)	37.8	39.9	30.1	15.3	16.4

(1)          Pro-forma results for Aluminium include a 100% interest in Gove Aluminium Finance Limited, of which CSR has a 70% interest.

(2)          CSR Sugar Other EBITDA and EBIT reflect CSR’s share of net profit attributable to its interest in Sugar Australia, New Zealand Sugar Company, and Czarnikow Limited which are accounted for using the equity method.  No revenue is recognised from these operations.

(3)          Outside equity share of EBIT mainly represents minority interest holdings in Gove Aluminium Finance Limited and other minor interests in a variety of CSR Building Products entities.

(4)          Includes CSR’s investment in Enviroguard.

(1)                                Six months ended 30 September 2002 compared to the six months ended 30 September 2001

Revenue: The CSR group’s revenue of A$1,102.1 million for the six months ended 30 September 2002 represented an A$24.1 million, or 2%, decrease compared to revenue for the six months ended 30 September 2001 of A$1,126.2 million. This reflected lower revenue from CSR Sugar Milling, CSR Sugar Other and Aluminium, partially offset by higher revenue from CSR Building Products.

EBIT: The CSR group’s EBIT of A$162.0 million for the six months ended 30 September 2002 represented an A$1.9 million, or 1%, increase compared to EBIT of A$160.1 million for the six months ended 30 September 2001. This was primarily due to an improved contribution from CSR Building Products, Aluminium and CSR Sugar Other, partially offset by a lower contribution from

CSR Sugar Milling. Depreciation and amortisation, and corporate costs were both relatively constant over the two periods.

(2)                                Year ended 31 March 2002 compared to the year ended 31 March 2001

Revenue: The CSR group’s revenue of A$1,957.5 million for the year ended 31 March 2002 represented an A$116.8 million, or 6%, increase compared to the year ended 31 March 2001 revenue of A$1,840.7 million. This reflected higher revenue from CSR Sugar Milling and CSR Sugar Other, partially offset by lower revenue from CSR Building Products. Revenue from Aluminium was relatively stable over the two years.

EBIT: The CSR group’s EBIT of A$247.6 million for the year ended 31 March 2002 represented an A$1.5 million, or 1%, increase compared to EBIT of A$246.1 million for the year ended 31 March 2001. This was primarily due to an increased EBIT contribution from CSR Sugar Milling, largely offset by lower EBIT contributions from CSR Building Products, Aluminium, CSR Sugar Other and a slight increase in product liability charges. Depreciation and amortisation decreased over the period due to the write-down in the value of CSR Building Products’ Asian businesses in March 2001.

(3)                                Year ended 31 March 2001 compared to the year ended 31 March 2000

Revenue: The CSR group’s revenue of A$1,840.7 million for the year ended 31 March 2001 represented an A$144.7 million, or 7%, decrease compared to the year ended 31 March 2000 revenue of A$1,985.4 million. This reflected lower revenue contributions from CSR Building Products, CSR Sugar Milling and CSR Sugar Other, partially offset by an increase in revenue from Aluminium.

EBIT: The CSR group’s EBIT of A$246.1 million for the year ended 31 March 2001 represented an A$30.5 million, or 11%, decrease compared to EBIT of A$276.6 million for the year ended 31 March 2000. This was primarily due to decreased EBIT contributions from CSR Building Products, CSR Sugar Milling, CSR Sugar Other and a slight increase in product liability charges. This was partially offset by an increased EBIT contribution from Aluminium. Depreciation and amortisation was relatively constant over the two years.

(b)                                 CSR Building Products

CSR Building Products is a leading supplier within the Australian building materials industry. It generally has either a number one or two market share in most Australian product group markets in which it competes. CSR Building Products’ revenue and profitability are more dependent on plasterboard than its other products.

The performance of the Australian building materials industry is highly influenced by the level of activity within the building and construction industry. CSR Building Products sells its products primarily to the non-civil building and construction industry segments. For the year ended 30 June 2002, the Australian Bureau of Statistics estimates total non-civil building and construction expenditure at about A$39 billion. Activity levels within these segments are generally influenced by a range of economic, demographic and other factors including:

•                                           general state of the economy;

•                                           levels of business and consumer confidence;

•                                           interest rates and debt levels;

•                                           state of the labour market;

•                                           government policies influencing immigration and public and private investment; and

•                                           weather patterns.

Australian non-civil building and construction activity showed growth through the 1990s and reached a peak in the year ended 30 June 2000. Activity levels fell sharply in the year ended 30 June 2001, before commencing a recovery during the year ended 30 June 2002.

Pro-forma results of operations for CSR Building Products

The pro-forma results of operations for the CSR Building Products segment for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out below.

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Revenue	957.7	874.4	813.0	396.2	463.7
EBITDA	202.3	180.5	149.6	67.6	83.5
EBIT	155.9	135.1	108.8	47.9	63.2
EBIT margin %	16.3	15.5	13.4	12.1	13.6

(1)                                Six months ended 30 September 2002 compared to the six months ended 30 September 2001

Revenue: Revenue of A$463.7 million for the six months ended 30 September 2002 represented an A$67.5 million, or 17%, increase compared to revenue for the six months ended 30 September 2001 of A$396.2 million. This reflected an increase in sales volumes of plasterboard, fibre cement, brick and roofing products attributable to an improvement in housing and construction activity in both Australia and New Zealand and to a lesser extent marginal price increases across most product groups.

EBIT: EBIT of A$63.2 million for the six months ended 30 September 2002 represented an A$15.3 million, or 32%, increase compared to EBIT of A$47.9 million for the six months ended 30 September 2001. EBIT margins improved generally as a result of the impact of higher volumes on unit fixed costs and the resolution of production disruptions in the brick and roofing businesses, which had reduced margins in the six months ended 30 September 2001.

(2)                                Year ended 31 March 2002 compared to the year ended 31 March 2001

Revenue: Revenue of A$813.0 million for the year ended 31 March 2002 represented an A$61.4 million, or 7%, decrease compared to the year ended 31 March 2001 revenue of A$874.4 million. The decrease primarily reflected a fall in plasterboard and roofing volumes and prices attributable to lower Australian housing activity as well as lower prices for insulation products due to competitor activity. This was partially offset by an increase in volumes and prices for fibre cement, bricks, pavers and aerated lightweight concrete.

EBIT: EBIT of A$108.8 million for the year ended 31 March 2002 represented an A$26.3 million, or 19%, decrease compared to the year ended 31 March 2001 EBIT of A$135.1 million. This was due to a decrease in margins primarily as a result of the adverse unit cost impact of lower production volumes, and higher roofing and brick costs including a roof tile kiln recommissioning.

(3)                                Year ended 31 March 2001 compared to the year ended 31 March 2000

Revenue: Revenue of A$874.4 million for the year ended 31 March 2001 represented an A$83.3 million, or 9%, decrease compared to the year ended 31 March 2000 revenue of A$957.7 million. This reflected lower volumes in plasterboard, roofing and bricks that were associated with the post GST downturn in housing activity, partially offset by price increases in roofing and bricks.

EBIT: EBIT of A$135.1 million for the year ended 31 March 2001 represented an A$20.8 million, or 13%, decrease compared to the year ended 31 March 2000 EBIT of A$155.9 million. EBIT margins declined primarily as a result of the impact of volume decreases on unit costs and isolated price declines.

(c)                                 Aluminium

CSR’s aluminium interest is held through a 70% shareholding in Gove Aluminium Finance Limited (GAF), which in turn holds a 36.05% interest in the Tomago aluminium smelter. The smelter operates under an arrangement whereby each joint venture participant supplies its own alumina, pays its share of the smelter operating costs and is entitled to its proportionate share of production. The financial performance of GAF is highly influenced by aluminium prices, the A$/US$ exchange rate and the extent to which both are hedged.

Sales of aluminium are priced in US$ and are typically referenced to the three month London Metals Exchange (LME) aluminium price, with receipts mostly converted into A$. Lower US$ aluminium prices or a higher A$/US$ exchange rate will reduce earnings (and vice versa). GAF’s exposure to aluminium prices and the A$/US$ is partially offset by its major raw material, alumina, being purchased for amounts referenced to the US$ LME aluminium price. The majority of GAF’s remaining exposure to aluminium prices and the A$/US$ is hedged for the next two to three years.

For the three and a half years ended 30 September 2002, the LME aluminium price has fluctuated considerably. The price reached a peak of US$1,739 a tonne in January 2000 before falling to a low of US$1,259 a tonne in November 2001. This fall was primarily due to the economic slowdown in the US and a 4% fall in world aluminium consumption. For calendar year 2002, aluminium prices averaged US$1,365 a tonne amid subdued global economic growth and higher aluminium exports from China.

Over the past three financial years the average A$/US$ exchange rate has decreased from an average of 0.6425 during the year ended 31 March 2000 to an average of 0.5112 in the year ended 31 March 2002.

Exchange rates and aluminium prices

	Year ended 31 March			Six months ended 30 September
	2000	2001	2002	2001	2002
Exchange rates
A$/US$- average monthly rate(1)	0.6425	0.5524	0.5112	0.5081	0.5516

Aluminium prices
LME, US$/tonne – average(2)	1,498	1,544	1,412	1,458	1,353
A$ revenue per tonne(3)	2,440	2,770	2,720	2,780	2,698

(1)          These rates represent an average of the month end rates used by CSR (9.55 am hedge settlement rate) for the period indicated.

(2)          The LME aluminium prices represent an average of the monthly three month LME aluminium price for the period indicated.

(3)          A$ revenue per tonne represents actual GAF revenue per tonne in the period indicated. This amount differs from the LME aluminium price at the exchange rates indicated due to the impact of hedging and premiums charged to customers.

GAF is entitled to 36.05% of the aluminium produced at Tomago, which at the smelter’s current capacity is about 165,000 tonnes a year. GAF aims to maximise sales of value added products, principally billet and slab, which have averaged about 25% of production over the past eight years.

(1)                                Aluminium sales

	Year ended 31 March			Six months ended 30 September
Sales (tonnes)	2000	2001	2002	2001	2002
Ingot	119,953	122,175	133,757	63,513	61,023
Billet	28,900	30,263	18,535	10,803	10,991
Slab	7,880	8,005	11,570	5,696	7,926
Total	156,733	160,443	163,862	80,012	79,940

Sales volumes presented are for 100% of GAF in which CSR has a 70% interest.

(2)                                Pro-forma results of operations for Aluminium

The pro-forma results of operations for the Aluminium segment for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out below.

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Revenue	382.4	444.5	445.7	222.4	215.7
EBITDA	137.4	159.8	131.7	66.0	72.1
EBIT	115.7	138.4	110.0	55.2	61.1
EBIT Margin %	30.3	31.1	24.7	24.8	28.3

Figures presented are for 100% of GAF in which CSR has a 70% interest.

(3)                                Six months ended 30 September 2002 compared to the six months ended 30 September 2001

Revenue: Revenue of A$215.7 million for the six months ended 30 September 2002 represented an A$6.7 million, or 3%, decrease compared to revenue for the six months ended 30 September 2001 of A$222.4 million. This principally reflected lower LME aluminium prices and the adverse impact of the stronger A$, the effects of which were significantly offset by hedging. Sales volumes remained at similar levels in both periods.

EBIT: EBIT of A$61.1 million for the six months ended 30 September 2002 represented an A$5.9 million, or 11%, increase compared to EBIT of A$55.2 million for the six months ended 30 September 2001. EBIT margins improved as a result of lower alumina costs following the reduction in world prices of aluminium and alumina.

(4)                                Year ended 31 March 2002 compared to the year ended 31 March 2001

Revenue: Revenue of A$445.7 million for the year ended 31 March 2002 represented an A$1.2 million increase compared to the year ended 31 March 2001 revenue of A$444.5 million. The increase reflected increased aluminium sales volumes and a lower A$/US$ exchange rate, partially offset by lower LME aluminium prices and reduced product premiums.

EBIT: EBIT of A$110.0 million for the year ended 31 March 2002 represented an A$28.4 million, or 21%, decrease compared to the year ended 31 March 2001 EBIT of A$138.4 million. This decrease reflected a decline in EBIT margin due to higher smelter operating costs, higher alumina costs specific to calendar year 2001 and the adverse impact of lower A$/US$ exchange rates on raw material purchases.

(5)                                Year ended 31 March 2001 compared to the year ended 31 March 2000

Revenue: Revenue of A$444.5 million for the year ended 31 March 2001 represented an A$62.1 million, or 16%, increase compared to the year ended 31 March 2000 revenue of A$382.4 million. This reflected higher LME aluminium prices and premiums, increased sales volumes and a lower average A$/US$ exchange rate, partially offset by the effects of hedging.

EBIT: EBIT of A$138.4 million for the year ended 31 March 2001 represented an A$22.7 million, or a 20%, increase compared to the year ended 31 March 2000 EBIT of A$115.7 million. This was primarily due to the substantial increase in revenue, partially offset by higher alumina costs and the adverse impact of a weaker A$/US$ exchange rate on costs.

(d)                                 CSR Sugar Milling

CSR Sugar Milling’s activities include the milling of sugarcane to produce raw sugar and other valuable by-products such as molasses, which is primarily used for ethanol production and stock feed.

Raw sugar produced in Queensland is compulsorily acquired by statute, marketed and sold to both domestic and export customers by Queensland Sugar Limited (QSL). QSL is an industry organisation owned by Queensland sugarcane growers and millers. QSL pools all the revenue received for raw sugar sold and after deducting costs, distributes net proceeds to millers on the basis of tonnage of sugar supplied. This net price is known as the QSL pool price and is quoted on an Australian dollar per tonne basis. The QSL pool price is highly influenced by the NY#11 sugar price and the A$/US$ exchange rate.

The global sugar industry is characterised by a series of demand and supply factors that have resulted in fluctuations in the sugar price:

•                                           Demand: Population and income growth are the primary determinants of global demand for sugar.

•                                           Supply: Changes in supply of sugar are primarily influenced by global sugar price expectations, and the uncertainties of climatic and sugarcane crop disease factors. The volume of sugar brought to the free market is heavily influenced by climatic conditions in large exporting regions such as Brazil, Australia, Thailand and the EU. In particular, variations in the sugarcane crop size in Brazil, which is the world’s largest sugar exporting producer, can have a large impact on the global sugar supply balance and in turn world sugar prices.

The free market for sugar is a residual market that was estimated by F. O. Licht to have accounted for around one third of world sugar consumption in calendar year 2001. As a result, small changes in world production and consumption can have a significant effect on global sugar prices.

Sugar prices and exchange rates

	Year ended 31 March			Six months ended 30 September
	2000	2001	2002	2001	2002
Sugar prices
NY#11 daily average(US cents per pound)	5.80	9.19	7.64	8.43	5.86
CSR assumed pool price (A$ per tonne)(1)	252.00	252.00	331.00	341.00	250.00
QSL - final pool price(2) (A$ per tonne)	254.50	253.00	331.60

(1)          Prices are a CSR estimate of the final QSL pool price which is determined in the July following the completion of the season. Any difference between these prices assumed at March and the final QSL pool price is taken up in the following financial year.

(2)               The QSL pool price is the average realised sugar price received and reflects the impact of QSL hedging.

CSR Sugar Milling’s raw sugar production is influenced by the volume of the sugarcane crop and the underlying sugar content. The Australian sugar industry traditionally defines its seasons as the calendar year in which milling occurs. For example the 2000 season would generally have been harvested between June and December 2000 and is reflected in CSR Sugar’s results for the year ended 31 March 2001. The 2000 and 2001 sugarcane growing seasons were adversely affected by weather conditions and disease. The 1999 season sugarcane crop of 14.4 million tonnes included 1.1 million tonnes of stand over sugarcane (sugarcane not harvested in 1998 due to wet weather). The 2002 season sugarcane crop, recently concluded, produced 14.1 million tonnes of sugarcane.

Sugar production and sugarcane processing

	Year ended 31 March			Six months ended 30 September
	2000	2001	2002	2001	2002
Sugarcane processed (million tonnes)	14.4	11.4	11.6	8.7	9.6
Raw sugar production (million tonnes)	2.1	1.7	1.8	1.3	1.4
CCS % of sugarcane(1)	14.16	14.12	14.94	14.74	14.52

(1)                                  CCS is a measure of the sugar content of sugarcane.

(1)                                Pro-forma results of operations for CSR Sugar Milling

The pro-forma results of operations for the CSR Sugar Milling segment for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out below.

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Revenue	555.4	448.4	616.4	468.3	387.8
EBITDA	46.5	21.4	79.2	83.0	59.2
EBIT	11.7	(13.2)	44.5	65.7	41.9
EBIT margin %	2.1	(2.9)	7.2	14.0	10.8

(2)                                Six months ended 30 September 2002 compared to the six months ended 30 September 2001

Revenue: Revenue of A$387.8 million for the six months ended 30 September 2002 represented an A$80.5 million, or 17%, decrease compared to the revenue for the six months ended 30 September 2001 of A$468.3 million. This reflected the impact of a lower estimated QSL pool price, partially offset by an improved crop and higher molasses prices.

EBIT: EBIT of A$41.9 million for the six months ended 30 September 2002 represented an A$23.8 million, or 36%, decrease compared to EBIT of A$65.7 million for the six months ended 30 September 2001. EBIT margins declined primarily as a result of a lower QSL pool price.

(3)                                Year ended 31 March 2002 compared to the year ended 31 March 2001

Revenue: Revenue of A$616.4 million for the year ended 31 March 2002 represented an A$168.0 million, or 37%, increase compared to the year ended 31 March 2001 revenue of A$448.4 million. This reflected a higher QSL pool price, higher molasses prices and a slightly improved crop.

EBIT: EBIT of A$44.5 million for the year ended 31 March 2002 represented an A$57.7 million increase compared to the year ended 31 March 2001 EBIT of (A$13.2) million. EBIT margins increased primarily as a result of higher QSL pool and molasses prices.

(4)                                Year ended 31 March 2001 compared to the year ended 31 March 2000

Revenue: Revenue of A$448.4 million for the year ended 31 March 2001 represented an A$107.0 million, or 19%, decrease compared to the year ended 31 March 2000 revenue of A$555.4 million. This reflected a three million tonne reduction in sugarcane crop volume.

EBIT: EBIT of (A$13.2) million for the year ended 31 March 2001 represented an A$24.9 million decrease compared to the year ended 31 March 2000 EBIT of A$11.7 million. This was primarily due to the impact of lower volumes.

(e)                                 CSR Sugar Other

CSR Sugar Other encompasses an ethanol business, 50% interests in refining businesses in Australia (Sugar Australia) and New Zealand (New Zealand Sugar Company), a 42.5% interest in sugar broker C. Czarnikow Limited and a head office. The financial performance of CSR Sugar Other is primarily influenced by returns from the refinery joint ventures, ethanol prices (export and domestic) and molasses costs.

CSR’s interest in Sugar Australia, New Zealand Sugar Company and C. Czarnikow Limited are accounted for under the equity method. Accordingly figures presented do not include revenue associated with these ventures. Reference to revenue primarily relates to sales of ethanol, fertiliser (a by-product of the ethanol production process) and an agency business. The EBIT and EBITDA figures presented for these businesses represent the CSR group’s share of their net profit determined under the equity method.

(1)                                Pro-forma results of operations for CSR Sugar Other

The pro-forma results of operations for the CSR Sugar Other segment for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002 are set out below.

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Revenue	89.9	73.4	82.4	39.3	34.9
EBITDA	38.4	31.3	31.0	14.4	18.3
EBIT	36.2	29.5	29.3	13.6	17.4
EBIT margin (excluding associate entities) %	12.6	14.9	14.1	16.2	11.8

(2)                                Six months ended 30 September 2002 compared to the six months ended 30 September 2001

Revenue: Revenue of A$34.9 million for the six months ended 30 September 2002 represented an A$4.4 million, or 11%, decrease compared to revenue for the six months ended 30 September 2001 of A$39.3 million. This reflected a loss of some agency product lines (food ingredients) and lower fertiliser volumes, partially offset by higher domestic ethanol sales.

EBIT: EBIT of A$17.4 million for the six months ended 30 September 2002 represented an A$3.8 million, or 28%, increase compared to EBIT of A$13.6 million for the six months ended 30 September 2001. This was primarily due to improved earnings from Sugar Australia and New Zealand Sugar Company due to lower raw sugar prices, partially offset by a lower ethanol EBIT.

(3)                                Year ended 31 March 2002 compared to the year ended 31 March 2001

Revenue: Revenue of A$82.4 million for the year ended 31 March 2002 represented an A$9.0 million, or 12%, increase compared to the year ended 31 March 2001 revenue of A$73.4 million. This reflected increased export ethanol volumes and prices, increased agency product sales and higher fertiliser sales volumes.

EBIT: EBIT of A$29.3 million for the year ended 31 March 2002 represented an A$0.2 million or 1% decrease compared to the year ended 31 March 2001 EBIT of A$29.5 million. This reflected lower margins in Sugar Australia due to higher raw sugar prices, partially offset by an improved EBIT contribution from ethanol principally due to higher volumes and prices.

(4)                                Year ended 31 March 2001 compared to the year ended 31 March 2000

Revenue: Revenue of A$73.4 million for the year ended 31 March 2001 represented an A$16.5 million, or 18%, decrease compared to the year ended 31 March 2000 revenue of A$89.9 million. This primarily reflected the termination of the export raw sugar marketing agreement with the then Queensland Sugar Corporation, partially offset by higher fertiliser and agency sales.

EBIT: EBIT of A$29.5 million for the year ended 31 March 2001 represented an A$6.7 million, or 19%, decrease compared to the year ended 31 March 2000 EBIT of A$36.2 million. This was primarily due to lower EBIT contributions from sugar refining and ethanol production. Sugar refining margins were adversely impacted by an increase in raw sugar prices. Ethanol’s EBIT contribution declined as a result of lower export volumes and an increase in molasses prices.

6.3                              Pro-forma statement of financial position

CSR’s pro-forma statement of financial position as at 30 September 2002 is set out below. The pro-forma statement has been derived from the statement of financial position in the CSR group’s reviewed half-year financial statements at 30 September 2002, after excluding assets and liabilities relating to the RGL group. Pro-forma adjustments have also been made to these amounts to reflect:

•                                           the proposed debt structure of the CSR group following the demerger;

•                                           the capital reduction in CSR; and

•                                           transaction costs.

Details of these adjustments are outlined in note 2 to appendix 2 of the investigating accountants’ reports set out in part 13.

Pro-forma statement of financial position

A$ million	As at 30 September 2002
Current assets
Cash	103.3
Receivables	382.6
Inventories	162.5
Other current assets	4.9
Total current assets	653.3
Non-current assets
Receivables	35.2
Inventories	31.5
Investments accounted for under the equity method	151.1
Other financial assets	27.7
Property, plant and equipment	1,390.5
Intangibles	38.8
Deferred income tax assets	213.0
Other non-current assets	58.8
Total non-current assets	1,946.6
Total assets	2,599.9
Current liabilities
Payables	305.9
Interest-bearing liabilities	10.4
Income tax liabilities	11.0
Provisions	134.1
Total current liabilities	461.4
Non-current liabilities
Payables	0.8
Interest-bearing liabilities	285.4
Deferred income tax liabilities	211.0
Provisions	389.9
Total non-current liabilities	887.1
Total liabilities	1,348.5
Net assets	1,251.4
Equity
Equity attributable to members of CSR	1,171.3
Outside equity interests	80.1
Total equity	1,251.4

6.4                              Liquidity and capital resources

(a)                                 Liquidity

Prior to the demerger, the CSR group met its working capital needs and capital expenditure requirements through operating cash flows and divestments. Following the demerger, it is anticipated that CSR will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and, where necessary, borrowings available under the existing and proposed financing facilities described below.

The table below sets out the pro-forma statements of cash flows for the CSR group for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002.

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Cash flows from operating activities before interest income and income tax
Receipts from customers	1,954.5	1,889.0	2,098.0	1,044.0	1,098.0
Payments to suppliers and employees	(1,598.2)	(1,590.8)	(1,769.5)	(911.0)	(960.7)
Dividends, and distributions from associate entities and controlled entities	57.1	18.0	31.3	10.5	9.8

Cash flow from operating activities before interest income and income tax	413.4	316.2	359.8	143.5	147.1
Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	(57.9)	(64.6)	(106.1)	(43.1)	(41.5)
Proceeds from sale of property, plant and equipment and other non-current assets	21.2	14.9	6.6	1.0	0.3
Purchase of controlled entities and businesses net of cash acquired	—	(2.9)	(1.2)	(0.3)	—
Return of capital from associate entities	1.3	—	—	—	—
Proceeds from sale of interests in controlled entities and businesses	1.2	—	1.3	1.7	—
Loans and receivables repaid	13.1	0.3	2.5	—	—
Cash flows from (used in) investing activities	(21.1)	(52.3)	(96.9)	(40.7)	(41.2)
Cash flows from operating and investing activities	392.3	263.9	262.9	102.8	105.9
Reconciliation of EBITDA to cash flow from operating activities before interest income and income tax
EBITDA	381.7	349.3	346.5	208.7	211.5
Movements in working capital	12.4	(43.4)	8.1	(47.1)	(43.1)
Other	19.3	10.3	5.2	(18.1)	(21.3)
Cash flows from operating activities before interest income and income tax	413.4	316.2	359.8	143.5	147.1

The pro-forma statements of cash flows reflect the cash consequences of the pro-forma adjustments set out in part 6.1(e).

A more detailed cash flow is included in the appendix to the investigating accountants’ reports set out in part 13.

Cash flows from operating activities before interest income and income tax for the six months ended 30 September 2002 of A$147.1 million represented an A$3.6 million, increase compared to A$143.5 million for the six months ended 30 September 2001 due to an A$2.8 million increase in underlying EBITDA.

Cash flows from operating activities before interest income and income tax for the year ended 31 March 2002 of A$359.8 million represented an A$43.6 million, or 14%, increase compared with A$316.2 million for the year ended 31 March 2001. This was primarily due to an A$8.1 million reduction in working capital for the year ended 31 March 2002 compared to an A$43.4 million increase for the year ended 31 March 2001.

Cash flows from operating activities before interest income and income tax for the year ended 31 March 2001 of A$316.2 million represented an A$97.2 million, or 24%, decrease compared with A$413.4 million for the year ended 31 March 2000. This was primarily due to an A$32.4 million decrease in EBITDA and an A$12.4 million decrease in working capital in the year ended 31 March 2000 compared to an A$43.4 million increase in the year ended 31 March 2001.

Net investing cash flows consist of the capital expenditure to maintain the productive capacity of the CSR group along with regular asset divestments. There have been no significant cash outflows relating to acquisitions. However, in the year ended 31 March 2002 the purchase of property, plant and equipment increased as a result of the implementation of SAP (A$18 million) and the building of CSR Building Products’ Rosehill Roof Tile Plant (A$16 million).

(b)                                 Capital resources

Part 4.4(b) of this booklet describes the CSR group’s debt facilities as at 31 October 2002, including debts of the RGL group that have been guaranteed by CSR.

If the demerger is approved and implemented, CSR and RGL will be separate listed entities that will operate independently of one another. Consequently, any debts of RGL or its subsidiaries that are guaranteed by CSR will need to be restructured or refinanced prior to or at the time of the demerger.

In order to effect the allocation of debt between the CSR and RGL groups at the Demerger Date, CSR and RGL will establish new banking facilities under which they will have access to up to A$500 million and US$1,077.5 million, respectively. These facilities will be drawn as necessary at or shortly after the Demerger Date for the purposes of refinancing the existing borrowings of the CSR group.

New bank debt

CSR has received committed offers for new banking facilities of A$500 million. These are revolving cash advance facilities and are provided by CSR’s relationship banks on a bilateral basis. The borrower under the facilities is CSR Finance Limited, guaranteed by CSR. The facilities are provided in three tranches, as follows:

•                                           A$62.5 million, which has a maturity of 364 days from initial drawdown;

•                                           A$312.5 million, which matures three years from the initial drawdown; and

•                                           A$125 million, which matures five years from the initial drawdown.

Interest is payable by CSR Finance Limited on amounts drawn under the facilities at the bank bill rate plus a margin. The margins payable under the facilities are generally consistent with that which a BBB+/Baa2 rated entity might obtain for facilities of this size and nature. The facilities contain customary provisions relating to events of default, which could trigger early repayment. The facilities also contain undertakings by CSR Finance Limited and CSR, including a negative pledge, restrictions on subsidiary indebtedness and financial covenants that are customary for facilities of this nature. There are no credit rating downgrade triggers that could cause early repayment under these facilities.

US$ bonds

CSR has guaranteed bonds issued by Rinker Materials for US$195 million that mature in March 2004 (2004 bonds) and US$250 million in bonds that mature in July 2005 (2005 bonds). CSR has also guaranteed US$150 million in bonds issued by CSR Finance Limited that mature in July 2025 (2025 bonds). Part 4.4(b) of this booklet explains how CSR and Rinker Materials propose to restructure these bonds in connection with the demerger.

Other borrowings

Various wholly owned subsidiaries of CSR currently have in place uncommitted working capital facilities available for short term cash advances and the issuance of letters of credit that total A$22.3 million (US$12.3 million). These facilities are currently guaranteed by CSR and are provided by existing CSR relationship banks. Management expects these facilities to remain in place, unaffected by the demerger.

(c)                                 Contractual obligations and commercial commitments

The CSR group’s long term obligations and commitments (excluding debt which is discussed above) are detailed below:

	Payments due by period
A$ million	Total	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years
Lease obligations	66	16	15	33	2
Contracted capital expenditure	3	3	—	—	—
Other long term obligations	5	2	1	2	—
Total contractual cash obligations	74	21	16	35	2

This table does not reflect GAF’s option to participate in the Tomago AP22 expansion outlined in part 5.3(b).

The CSR group is well placed to meet these long term obligations and commitments. In each of the last three years ended 31 March 2002, the CSR group has generated over A$300 million of cash from its operating activities.

The CSR group is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the CSR group’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition, other than those outlined in CSR’s forecast or outlook disclosures set out in parts 6.6 and 6.8.

(d)                                 Off-balance sheet financial arrangements

The CSR group does not use special purpose vehicles or any other significant form of off-balance sheet financing. The CSR group has some lease obligations as outlined above in the table of Contractual obligations and commercial commitments. Most of these leases are operating and hence are not included in the statement of financial position.

The CSR group operates through a number of operating associates. The pro-forma financial statements appended to the investigating accountants’ reports set out in part 13 contains the CSR group’s net equity-accounted investment in these associates, and a summary of the statement of financial position of these associates.

6.5                              Quantitative and qualitative disclosures about market risk

(a)                                 Introduction

The CSR group has in place principles and policies approved by CSR’s board of directors designed to manage financial risks associated with exposures to foreign currencies, commodity prices and interest rates. The CSR group’s policies prohibit speculative transactions, restrict hedging transactions to pre-set limits and require senior management approval of hedging instruments. In addition, the policies limit who may authorise transactions and segregate relevant functions among different individuals.

Each divisional chief executive officer is responsible for managing exposures in their division in accordance with the policies and is required to do so in consultation with specialist advice from CSR Treasury.

The CSR group utilises a variety of domestic and international financial institutions as counter parties for hedging transactions. Transaction limits based on credit ratings are placed on each financial institution and reviewed regularly. Predominantly, CSR Group entities will only utilise counter parties with a Moody’s or Standard & Poor’s A3/A- equivalent rating or higher. In the case where no Moody’s or Standard & Poor’s rating is available management may assign a small limit based on alternative arrangements.

It is management’s opinion that the CSR group does not engage in any financial transactions of a trading or speculative nature.

(b)                                 Exchange rate hedging

The CSR group hedges its foreign currency revenue receipts, payments for some raw materials, capital equipment, liabilities and assets. The CSR group uses a variety of derivative instruments in the management of its foreign exchange exposures with the objective of achieving more certainty in its A$ equivalent revenues.

The CSR group’s major operational foreign currency exposure relates to aluminium commodity prices. The CSR group’s risk management policy allows the hedging of future commodity and currency exposures by the use of forward exchange rate agreements and currency options. Any sugar price hedging undertaken directly by the CSR group is also matched to currency hedging.

Other foreign exchange revenues are relatively small and the CSR group policy only requires hedging a minimum amount of these exposures for a period of up to 12 months. The CSR group policy requires that material foreign currency denominated purchases of capital equipment be fully hedged to the domestic currency to eliminate currency exposure. Similarly, the CSR group policy also requires that foreign currency financial assets and liabilities be fully hedged to the relevant entity’s domestic currency.

Exchange rate hedging as at 30 September 2002(1)

	Principal in A$ million
Maturity	Average rate	1 year and less	1 to 5 years
Forward exchange rate agreement – receive US	$0.58	47.4	23.2
Forward exchange rate agreements – pay US	$0.54	641.1	462.9

(1)  Other hedge contracts are immaterial.

(c)                                 Sugar price hedging

The CSR group has exposure to sugar prices through its raw sugar milling activities. The CSR group receives its share of A$ pool price revenue derived by QSL based on the QSL’s sugar and foreign exchange pricing and hedging activities. QSL predominantly carries out sugar price hedging for a maximum term usually of 18 months. Limited additional hedging for a longer term has been undertaken by the CSR group.

Sugar price hedging by the CSR group as at 30 September 2002(1)

Commodity	Average price	Value (A$ m)(2)
US$ raw sugar (US cents per pound)	7.96	3.8
A$ raw sugar (A cents per pound)	12.39	3.4

(1)  These hedges all mature within one year.

(2)  Converted at 30 September 2002 A$/US$ exchange rate of 0.5442.

(d)                                 Aluminium price hedging

The CSR group has exposure to aluminium commodity prices arising from GAF’s sales contracts, which are based on world aluminium prices in US$. GAF hedges most of its exposure to movements in the US$ denominated aluminium price and in the A$/US$ exchange rate to reduce earnings volatility.

Aluminium price hedging by GAF as at 30 September 2002

	Average price US$ per tonne	Principal/maturities (A$ million)			Net fair value (A$ million)
		1 year or less	1 to 5 years	Over 5 years	Asset	Liability
LME aluminium futures contracts – sell	1,488.7	—	12.3	—	1.0	—
Aluminium commodity swaps	1,517.5	221.3	272.2	—	57.1	—

6.6                              Forecast financial information for the year ending 31 March 2003

(a)                                 Introduction

The forecast financial information for the year ending 31 March 2003 has been prepared in accordance with Australian GAAP by the management of the CSR group for use in this booklet. Subject to the continuous disclosure requirements imposed upon publicly listed companies, neither the CSR group as it is presently constituted nor the CSR group after the demerger intend to update this information or to publish forecast financial information in the future.

The forecast financial information provided for the CSR group following the demerger includes:

•                                            pro-forma forecast financial performance for the year ending 31 March 2003; and

•                                            pro-forma forecast cash flows from operating activities before interest income and income tax for the year ending 31 March 2003.

The forecast financial information for the year ending 31 March 2003 comprises pro-forma historical financial information for the six months ended 30 September 2002 plus forecast financial information for the six months ending 31 March 2003.

The forecast financial information was prepared based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions which are expected to take place, including the key assumptions set out below. The forecast financial information was prepared on the basis of currently available estimates, including estimates as to sugar and aluminium prices, exchange rates, volumes and costs during the remainder of the year ending 31 March 2003. The management of the CSR group has used due care and attention in the preparation of this forecast financial information and considers the assumptions to be reasonable when viewed as a whole. However, this information is not fact and you are cautioned not to place undue reliance on the forecast financial information.

The forecast financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the forecast financial information, are by their very nature subject to significant uncertainties and contingencies, many of which will be outside the control of the CSR group and are not predictable on a reliable basis. Accordingly, neither the CSR group, nor any other person can give any assurance that the forecast financial information will be achieved.

The forecast financial information should be read together with the key assumptions and sensitivity analysis, the risk factors described in part 5.6 and other information contained in this booklet. A report on forecast financial information by the investigating accountant, Ernst & Young Corporate Finance, is set out  in part 13.

Forecast statement of financial performance by segment for the year ending 31 March 2003

A$ million	CSR Building Products	Aluminium	CSR Sugar Milling	CSR Sugar Other	Corporate	Total
Revenue	929	442	598	71	(8)	2,032
EBITDA	163	148	72	36	(45)	374
EBIT	120	126	37	34	(45)	272
EBIT margin%	13.0	28.5	6.2			13.4
Capital expenditure	43	9	23	2	20	97

The forecast financial information is after pro-forma adjustments for the six months ended 30 September 2002 set out in part 6.1(e) and excludes A$35 million (after tax) expensed demerger costs.

Corporate includes head office costs (A$22 million), product liability charges (A$20 million) and other costs (A$3 million).

Forecast statement of financial performance and cash flow

	Pro-forma historical		Pro-forma forecast
A$ million	Year ended 31 March 2001	Year ended 31 March 2002	Six months ended 30 September 2002	Six months ended 31 March 2003	Year ended 31 March 2003
Total revenue	1,841	1,958	1,102	930	2,032
Net operating cash flows before interest income and income tax	316	360	147	213	360
EBITDA	349	347	211	163	374
Depreciation and amortisation	103	99	49	53	102

EBIT(1)	246	248	162	110	272
Tax expense					(77)
Outside equity interest					(23)
Finance expense (after tax)					(13)
Net profit					159
Earnings per share (A cents)(2)					16.9

(1)          The forecast financial information reflects the pro-forma adjustments for the six months ended 30 September 2002 set out in part 6.1(e) and excludes A$35 million (after tax) expensed demerger costs.

(2)          Forecast earnings per share is based on 938.8 million shares representing the number of shares on issue for CSR Limited at 30 September 2002.

(b)                                 Key assumptions

The forecast financial information is based on the following key assumptions:

(1)                                General assumptions

•                                           The forecast average A$/US$ exchange rate for the year ending 31 March 2003 is 0.557.

•                                           No significant change in the economic conditions prevailing in Australia and the markets in which the CSR group operates, other than those changes reflected in the key revenue assumptions.

•                                           No significant change in the legislative regimes and regulatory environments in the jurisdictions in which the CSR group or its key customers or suppliers operate.

•                                           No change in applicable accounting standards that would have a material impact on the CSR group’s financial reporting or disclosure.

•                                           No material acquisitions or disposals.

(2)                                CSR Building Products assumptions

•                                           Average plasterboard, roofing and brick prices for the year ending 31 March 2003 are forecast to be higher than those for the year ended 31 March 2002. Insulation prices for the year ending 31 March 2003 are forecast to be in line with those for the year ended 31 March 2002.

•                                           Plasterboard, roofing, brick and insulation volumes in the year ending 31 March 2003 are forecast to increase over volumes achieved in the year ended 31 March 2002.

•                                           Variable unit costs and fixed costs in the year ending 31 March 2003 are forecast to be slightly higher than cost levels achieved in the year ended 31 March 2002.

(3)                                Aluminium assumptions

•                                           The average LME aluminium price for the year ending 31 March 2003 is forecast to be US$1,352 a tonne which is about 4% lower than for the year ended 31 March 2002.

•                                           GAF aluminium sales volumes for year ending 31 March 2003 are forecast to be 165,000 tonnes, which is marginally higher than sales volumes for the year ended 31 March 2002.

(4)                                CSR Sugar Milling assumptions

•                                           The QSL pool price for the year ending 31 March 2003 is forecast to decrease by 21% to A$260 a tonne from the year ended 31 March 2002 pool price of A$331 a tonne.

•                                           Sugarcane milled for the 2002 season was about 14.1 million tonnes, about 22% higher than throughput during the 2001 season.

•                                           Sugar production in the 2002 season was about 2.1 million tonnes which was 21% higher than the 2001 season.

•                                           Milling operating costs per tonne of sugarcane for the 2002 season are forecast to be about 2% below 2001 season levels.

(5)                                CSR Sugar Other assumptions

•                                           CSR’s EBIT from its refining interests for the year ending 31 March 2003 is forecast to increase by 30% over the year ended 31 March 2002.

•                                           Refined sugar food and beverage volumes for Sugar Australia for the year ending 31 March 2003 are forecast to exceed volumes for the year ended 31 March 2002.

•                                           CSR’s EBIT from its distilling interests for the year ending 31 March 2003 is forecast to decrease by 17% over the year ended 31 March 2002.

•                                           Domestic industrial ethanol volumes for the year ending 31 March 2003 are forecast to exceed volumes for the year ended 31 March 2002.

•                                           Average molasses costs to the distilling business are forecast to increase 14% in the year ending 31 March 2003 compared to the year ended 31 March 2002.

(6)                                Interest assumptions

The forecast interest expense is based on A$300 million debt for the year ending 31 March 2003. Interest has been calculated at an average rate of 6.4% for the year ending 31 March 2003.

(7)                                Capital expenditure assumptions

CSR group capital expenditure is forecast to be A$56 million for the six months ending 31 March 2003. This mainly consists of operating capital expenditure and a small amount of approved development expenditure.

(8)                                Dividends

The declaration of dividends is subject to the discretion of the CSR board. The level of dividends declared by the CSR board is subject to a number of factors, including the financial results of the CSR group for the year ending 31 March 2003, the general business environment, ongoing capital expenditure requirements, ongoing cash requirements and any other factors the CSR board may consider relevant. It is the intention, however, of the CSR board to pay a final dividend for year ending 31 March 2003 of six cents per share in July 2003.CSR paid an interim dividend of 11 cents per share for the six months ended 30 September 2002. Had the demerger been effective from 1 October 2002, and the 11 cents interim dividend apportioned similar to the final dividend, five cents would have been apportioned to CSR.

(c)                                 Sensitivity analysis

Set out in the table below is a summary of the sensitivity of the forecast EBIT to variations in a number of key assumptions. While the forecast EBIT only reflects forecast financial information for the six months ending 31 March 2003 (the basis of the forecast preparation is set out in part 6.6(a)), sensitivities have been expressed on an annual basis. Each sensitivity reflects an estimate of the impact on forecast EBIT of a variation in a key assumption over the full year ending 31 March 2003.

Care should be taken in interpreting these sensitivities. As forecast EBIT includes six months of pro-forma historical financial performance and is influenced by seasonal factors (particularly in CSR Sugar) the actual sensitivity of the CSR group’s EBIT for the year ended 31 March 2003 is likely to be significantly less than that implied in the following table. In addition, the changes in key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.

The estimated impact of changes in each of the variables has been calculated in isolation from changes in other variables over the full year. In practice, changes in variables may offset each other or may be additive, and it is possible that CSR group’s management would respond to any adverse change in one variable by taking action to minimise the net effect on the results of the CSR group.

Significant sensitivities

A$ million	Impact on forecast EBIT
Assumption
+/- 10,000 movement in Australian housing commencements(1)	23
+/- US 5 cent movement in A$/US$ exchange rate on aluminium (hedged)(2)	5
+/- US$100 tonne movement in LME aluminium prices (hedged)(3)	9
+/- A$10 per tonne change in QSL sugar pool price (based on 14 mt crop)	8
+/- 500,000 tonne movement in the sugarcane crop (based on A$260/t sugar price)	5

(1)          This is a single variable sensitivity only. If there were significant movements in housing starts, CSR Building Products would react to minimise the impact.

(2)          Includes the impact of natural hedges as well as external hedging activities. The level of external hedging in the sensitivity reflects external hedging contracts that relate to the year ending 31 March 2003 which were entered into before 31 March 2002. It is the CSR group’s policy to enter into hedge arrangements for its US$ exposures. However, had no external hedging been undertaken, the equivalent US 5 cent movement would have resulted in an EBIT movement of A$27 million.

(3)          Includes the impact of natural hedges as well as external hedging activities. The level of external hedging in the sensitivity reflects external hedging contracts that relate to the year ending 31 March 2003 which were entered into before 31 March 2002. It is the CSR group’s policy to enter into hedge arrangements for its aluminium price exposures. However, had no external hedging been undertaken, the equivalent US$100 per tonne movement would have resulted in an EBIT movement of A$22 million.

6.7                              Outlook beyond the year ending 31 March 2003

Following the demerger, the CSR group will comprise a narrower range of businesses than the CSR group as it is presently constituted. Each of its businesses will be influenced by a series of factors that have historically been subject to volatile and cyclical trends. Part 5.7 describes various risks which may impact on the CSR group’s businesses and financial performance, including its prospects. The outlook for the CSR group’s businesses and its dividend policy for the year ending 31 March 2004 after the demerger are set out below. This outlook is based on the present strategy of management of the CSR group and an assessment of expected economic and operating conditions as at the date of this booklet. No representation or warranty is given that the occurrence of the events expressed or implied in the statements below will actually occur. Refer to Important Notices – Forward looking statements.

(a)                                 Overview

Despite the degree of uncertainty, the CSR group’s management is cautiously optimistic about the prospects for the CSR group after the demerger for the year ending 31 March 2004. Australian building activity is expected to be slightly lower. Based on limited information available at the date of this booklet, the 2003 sugarcane crop is expected to be at a similar level to the crop harvested in the 2002 season, subject to acceptable rainfall in the coming months. Higher hedged aluminium prices should improve revenue.

(b)                                 CSR Building Products

The level of Australian non-civil building and construction activity will primarily determine the revenue for the year ending 31 March 2004. CSR Building Products’ exposure to new residential is more than 56%. Industry forecasts reflected in BIS Shrapnel’s November 2002 outlook indicate a 19% decline in new residential commencements for the year ending 31 March 2004 on a one-quarter lag basis. CSR Building Products is also exposed to changes in the alterations and additions, and commercial construction markets. BIS Shrapnel’s November 2002 outlook projections indicate these will both strengthen in the year ending 31 March 2004. BGC (Buckeridge Group) is currently installing a plasterboard plant in Western Australia. It is expected that this plant will be operational in calendar year 2003.

CSR Building Products management has an operational improvement plan to address costs.

(c)                                 Aluminium

Revenue for the year ending 31 March 2004 will be impacted by production and sales volumes, aluminium prices, A$/US$ exchange rates including the extent to which both aluminium prices and the A$/US$ exchange rate are hedged. For the year ending 31 March 2004 sales volumes are expected to be broadly in line with forecast production and sales for the year ending 31 March 2003. For the year ending 31 March 2004, more than 55% of GAF’s exposure to price movements has been hedged from both a US$ aluminium price and A$/US$ exchange rate perspective. The average hedged aluminium price for the year ending 31 March 2004 is A$2,826 a tonne, compared to an average hedged aluminium price of A$2,602 a tonne for the year ending 31 March 2003. The balance of expected annual sales will be sold at future hedged or prevailing market prices that, at the date of this booklet, cannot be accurately determined.

The Tomago smelter has historically benefited from a stable and low operating cost base, its long term electricity supply contract and access to Pechiney’s aluminium smelting technology. CSR management has no reason to believe that Tomago’s low operating cost base will not be sustained for the year ending 31 March 2004.

(d)                                 CSR Sugar

Revenue for the year ending 31 March 2004 will be impacted by the size of the 2003 sugarcane crop, sugar prices, A$/US$ exchange rates and the extent to which both sugar prices and A$/US$ exchange rates are hedged. Based on the limited information available as at the date of this booklet, the 2003 sugarcane crop is expected to be at a similar level to the crop harvested in 2002, subject to receiving acceptable rainfall in the coming months. In the Burdekin region, which supplied around 60% of CSR Sugar production in 2002, the 2003 sugarcane crop is expected to be marginally higher than the 2002 record crop. Being an irrigated region, the Burdekin sugarcane crop is somewhat more predictable than in the regions dependent on rainfall. Both the Herbert and Plane Creek districts, while having had good early establishment, have suffered from below average summer rain and will be reliant on further rain for growth to continue. Consequently, crops in these regions are less predictable. Prices will be subject to market conditions, which will be impacted by a number of factors, including the size of the Brazilian sugarcane crop, which cannot be forecast at this stage. Only a relatively small proportion of CSR Sugar’s expected production for the year ending 31 March 2004 is hedged from a US$ sugar price and A$/US$ exchange rate perspective.

(e)                                 Debt

It is anticipated that net debt outstanding as at the Demerger Date for CSR will be in the range of A$200 to A$250 million. Total facilities available will be A$500 million as described in part 6.4(b). As described in part 1.3(b), in assigning indicative ratings to CSR, the ratings agencies have considered the current CSR board’s expectations of the capital structures to be adopted by CSR at the time of the demerger, including the foregoing levels of initial external borrowings and bank facilities.

(f)                                   Dividends

The directors’ intended dividend policy for CSR is to distribute 60-70% of available operating profit after income tax in the form of dividends, with an interim dividend payable in December of each year and a final dividend in July. These dividends are expected to be highly franked.

The declaration of dividends is subject to the discretion of the CSR board. The level of dividends declared by the CSR board is subject to a number of factors, including the financial results of the CSR group, the general business environment, ongoing capital expenditure requirements, ongoing cash requirements and any other factors the CSR board may consider relevant.

Part 7
Impact on employee equity plans

7.1	Overview
7.2	CSR employee share and option plans
7.3	RGL employee share and option plans

7                                         Impact on employee equity plans

7.1                              Overview

CSR currently has the following share and option incentive plans for employees and executives: the Executive Share Option Plan (ESOP), a new Option Plan (OP), the Employee Share Acquisition Plan (ESAP), the Universal Share Option Plan (USOP) and the Cash Award Share Plan (CASP), which are described in part 7.2 of this booklet. After the demerger CSR will continue to use all these plans except possibly ESOP. CSR has adopted OP because recently enacted legislation in the US has the effect of prohibiting CSR, subject to exceptions, from making personal loans to its directors or executive officers or deferring payment of option prices and ESOP may be caught by this prohibition.

The demerger has consequences for plan participants and will require the CSR board and some plan participants to take actions, as described below, in respect of shares and options held in terms of each plan to avoid detriment to participants. The CSR board’s intention in dealing with participants is not to confer any new benefit, but to be as fair and reasonable as is permissible in terms of the Listing Rules and the rules of the various employee equity plans while being at a cost that the CSR board believes is reasonable.

Current taxation laws and tax authority rulings will apply to the actions taken by CSR and plan participants.

Employee equity plans are an integral part of modern employee remuneration practice in Australia. Accordingly, RGL is expected to include issues under similar equity plans in the remuneration design for employees of RGL group companies in Australia. In this regard, RGL has adopted the following share and option incentive plans for employees and executives of RGL group companies: the RGL Option Plan (RGL OP), the RGL Employee Share Acquisition Plan (RGL ESAP), the RGL Universal Share Plan (RGL USP) and the RGL Cash Award Share Plan (RGL CASP), which are described in part 7.3 of this booklet. In using these incentive plans, the RGL board will be mindful of continuing public discussion on the merits of such plans and will ensure that, as is the case with the current CSR plans, their implementation conforms with best practice. Participation in performance-related plans will be restricted to executives at appropriate levels of seniority. Share and option issues will be fully disclosed in corporate reports.

In relation to employees and executives of Rinker Materials in the United States, Rinker Materials has in place both long term and short term cash-based employee incentive plans, which are aligned to US market practice and designed to enhance shareholder value. The possible introduction of equity based plans for Rinker Materials group employees will be considered after the demerger.

USOP has in the past been extended to employees of CSR group companies in Malaysia, Singapore, Hong Kong, Thailand and New Zealand and to employees of Rinker Materials in the United States. In addition, a small number of expatriate employees have taken part in CSR’s share and option plans in the past. Given the relatively small number of employees involved, the consequences of the demerger on these persons are not described in this booklet. Whether the RGL share and option incentive plans will be extended to employees in places other than Australia on an ongoing basis is a matter to be determined by the RGL board after the demerger.

7.2                              CSR employee share and option plans

(a)                                 Executive Share Option Plan (ESOP)

(1)                                   Introduction

Under ESOP, CSR issues options over CSR shares to executives as part of the long term incentive component of executive remuneration. 9,873,668 options have been issued and were outstanding on 31 January 2003 in accordance with the terms of ESOP, which were originally approved by CSR shareholders at the 1998 Annual General Meeting. The following table set outs the number of options held by directors of CSR in ESOP at 31 January 2003.

Director’s name	Number of options held at 31 January 2003
Peter Kirby	550,000
Alec Brennan	300,000
David Clarke	400,000

Each option initially entitles the holder to subscribe for one CSR share (but this may change if there is a bonus issue). The price for each option granted by CSR before the date of this booklet is the weighted average price of all CSR shares sold on ASX during the four trading days immediately before that option is granted, plus the trading day on which that option is granted. However, the time for payment of the option price is deferred until the day on which the options are exercised. Each option also has a performance hurdle, which must be achieved before the option may be exercised. The performance hurdle in the case of options granted before the date of this booklet is the requirement that CSR’s total shareholder returns must exceed the weighted average shareholder returns of certain listed Australian industrial companies over specified periods.

Current practice is that most options may be exercised within a two year period commencing around three years from the grant date. Otherwise the options will lapse.

(2)                                   Impact of demerger on ESOP

Under ESOP, if the Court approves the Scheme, participants would automatically have the right, within six months of the approval, to exercise any options which have not then lapsed and have satisfied the performance hurdle. (At the end of the six months, the options will revert to their usual status, except that, as discussed below, the amount payable on exercise of the options will be reduced. Thus, if the minimum holding period has not expired, the options would cease being exercisable until that period expires.) The ESOP rules provide that, if CSR undertakes a reduction of capital (as is proposed in the Scheme), there will be a reduction in the amount payable on the exercise of the options issued and not lapsed equal to the amount per share of the Capital Reduction. However, as a result of and following the demerger, the market price of CSR shares is expected to fall to reflect the value of the RGL group then separated from the CSR group. This means it is likely that options will no longer be able to be profitably exercised following the demerger as the amount payable on exercise is likely to then exceed the market price of the CSR share that would arise from the exercise of an option.

(3)                                   Proposed treatment of participants

The CSR board believes that it would be in the best interests of the company and participants for options which have satisfied the performance hurdle to be permitted to be exercised before the demerger. Accordingly, it is proposed that the following actions will be taken.

Determination of special circumstances

Under the ESOP rules in advance of the demerger the CSR board will have determined that a special circumstance has occurred, which will have the effect of time restrictions on the exercise of options being waived. Provided the performance hurdle has been met, options may then be exercised in any trading window in the following 12 months. It is likely that any options capable of being exercised profitably will be exercised prior to the demerger (before the market price of CSR shares falls to reflect the value of the RGL group then separated from the CSR group). Twelve months after special circumstances occur, unexercised options lapse.

In order to minimise the risks of insider trading, options may only be exercised in a trading window. The CSR board will declare that the period between the issue of notice of the special shareholder meeting and implementation of the demerger will constitute such a trading window.

Proposed new equity issues

For the reasons referred to in part 7.2(a)(2), it is proposed that, after the demerger, new issues of options or awards of shares will be made to ensure appropriate long term incentives continue and to ensure consistency with current terms of employment. For those participants who will be employed by an RGL group company following the demerger, it is proposed that new options or share awards will be issued over RGL shares under RGL OP or RGL CASP (see parts 7.3(a) and 7.3(b) respectively). For participants who will continue to be employed by a CSR group company following the demerger, it is proposed that new options or share awards will be issued over CSR shares under OP or CASP (see parts 7.2(a)(4) and 7.2(d) respectively).

(4)                                   CSR Option Plan (OP)

As noted in part 7.1, recent US legislative changes prohibiting loans to directors or executive officers may preclude the future use of ESOP in its present form. Accordingly, while the plan documentation will be retained, it will not be used for option issues in the foreseeable future.

A new executive option plan has been adopted to enable the CSR board to issue options to executives of CSR after the demerger. The new plan will be subject to the rules contained in Division 13A of the Income Tax Assessment Act 1936 in respect of participants who are Australian tax residents.

It is not envisaged that any options will be granted under the new plan immediately following the demerger.

A summary of the plan terms follows.

Eligibility

The CSR board may offer options to selected employees of CSR group companies, including executive directors. The number of options offered to employees is determined at the discretion of the CSR board (subject to the Listing Rules).

Options

Each option will initially be an option to subscribe for one ordinary share in CSR (but this may change if there is a bonus issue). The options will be unlisted and will generally be granted for no consideration or at nominal consideration unless the CSR board determines to the contrary. The options may not be transferred without the prior approval of the CSR board. The shares issued on exercise of the options will rank equally with other CSR shares already on issue on the date of exercise of the option. CSR will apply to ASX for official quotation of shares issued on exercise of the options.

Option price and exercise price of options

The sum of the option price and the exercise price for an option must be not less than the volume weighted average price for all CSR shares sold on ASX during the one week period up to and including the date of the grant of the option (or such other date or period as determined by the CSR board).

Performance hurdle and minimum holding period

A performance hurdle will be set by the CSR board, which must be met before the options may be exercised. The performance hurdle may be adjusted as the CSR board determines if the new performance hurdle is, in the CSR board’s opinion, an appropriate incentive to encourage and recognise the performance of the participants and is in the best interests of CSR or, subject to the Listing Rules, circumstances have changed sufficiently to require such an adjustment in the best interests of CSR.

Although the CSR board has discretion to set the minimum period before options can be exercised (assuming the performance hurdle has been met), it is CSR’s present intention that most options will be able to be exercised between three and five years following the grant date, provided the performance hurdle is satisfied in that period. Otherwise the options will lapse.

The minimum holding period can be amended if, in the CSR board’s opinion, circumstances have changed sufficiently to require such an adjustment in the best interests of CSR, subject to the Listing Rules.

Special provisions exist for the exercising or lapsing of options when a participant ceases employment and in various other circumstances.

Participation in future issues: capital reconstruction

Upon any pro rata issue of shares to holders of shares (other than a bonus issue), the exercise price may be adjusted by the CSR board, if appropriate, in accordance with the relevant formula set out in the Listing Rules.

Upon any pro rata bonus issue of shares to holders of shares, the number of unissued shares over which an option is exercisable shall be increased by the number of bonus shares which the participant holding the option would have received if the option had been exercised before the record date for the bonus issue (as defined in the Listing Rules).

In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of CSR, the number of options to which each holder is entitled and the exercise price shall be reconstructed in the manner specified by the Listing Rules.

Options carry no right to receive dividends or vote at company meetings.

Variation and termination

Subject to the Listing Rules the CSR board may vary the plan rules (with the approval of three quarters of any participants who are prejudiced by the variation).

The plan may be terminated at any time by resolution of the CSR board.

(b)                                 Employee Share Acquisition Plan (ESAP)

(1)                                Introduction

Under this plan the ESAP trustee may buy CSR shares on-market on ASX on behalf of eligible employees instead of pre-tax remuneration or performance bonuses. Shares purchased are held in trust.

As at 31 January 2003, 2,598,978 CSR shares were held on behalf of 127 participants in ESAP. The following table sets out the number of CSR shares held by directors of CSR in ESAP at 31 January 2003.

Director’s name	Number of CSR shares held in ESAP at 31 January 2003
Peter Kirby	997,765
Alec Brennan	395,965
John Arthur	12,108
Carolyn Hewson	15,244
John Morschel	27,929
John Wylie	20,438

Peter Kirby will acquire 162,500 shares under ESAP prior to the Effective Date in accordance with the long term incentive provisions of his employment agreement of January 1998.

In view of the proposed demerger, purchases of CSR shares in CASP (CASP is described in part 7.2(d)), planned for 2002, were deferred.  If regulatory approval is not obtained in time to enable these shares to be granted under CASP in the trading window that will open with the issue of this booklet then an equal number of shares will be acquired under ESAP (see part 7.2(d)).

The way in which ESAP operates is broadly similar to the way in which RGL ESAP operates (see part 7.3(c)).

(2)                                   Impact of demerger on ESAP

As a result of the demerger, notice must be given to participants so that they may withdraw from the plan if they choose and CSR approves of their withdrawal. Participants who will be employed by an RGL group company after the demerger will be deemed to have requested the withdrawal of all their shares held under the plan.

If a participant’s withdrawal from the plan is approved by CSR, then the ESAP trustee may either transfer to the participant the shares in the plan held on behalf of the participant or sell the shares and distribute the proceeds of sale (less authorised deductions) to the participant.

RGL shares received by the trustee as a result of the demerger may not be held in the plan and will be transferred to the participants.

The final tax consequences for participants in ESAP are the subject of an application to the ATO for a ruling.

(c)                                 Universal Share Option Plan (USOP)

(1)                                Introduction

Participation in USOP has been offered to eligible Australian (and certain non-Australian) employees of CSR group companies enabling them to subscribe for CSR shares as and when they were offered by the CSR board. Although USOP also enables eligible employees to apply for options over CSR shares, the CSR board has never offered options under USOP.

As at 31 January 2003, 7,424,200 CSR shares were held on behalf of 7,233 participants in USOP. The following table sets out the number of CSR shares held on behalf of directors of CSR in USOP at 31 January 2003.

Director’s name	Number of CSR shares held in USOP at 31 January 2003
Alec Brennan	1,000
David Clarke	400

Shares are issued to each participant at the weighted average price for all CSR shares sold on ASX during such three consecutive trading days, preceding the date on which shares are to be allotted, as the CSR board nominates. For each CSR share bought, CSR will issue another CSR share free to the participant.

Prior to 2002, as an alternative to receiving one free share for each share bought, CSR offered participants an interest free loan to enable shares to be issued under USOP at market price (subject to a discount of up to 5%). Loans could either be repaid by cash or by the application of funds derived from the ownership of the CSR shares acquired under USOP, including the dividends received on those shares.

The shares acquired under USOP may not be sold unless any loan made under USOP has been repaid and three years have elapsed after the date of allotment or, if earlier, the participant is not an employee of any CSR group company.

(2)                                Impact of the demerger on USOP

The impact of the demerger on USOP participants will differ depending on whether or not the shares were acquired with an interest free loan, as described above, and whether the participant will be employed by a CSR group company or an RGL group company following the demerger.

Buy one, get one free alternative

For those parcels of shares held under USOP where the buy one get one free alternative was chosen and:

•                                         the participant will, following the demerger, continue to be employed by a CSR group company, the CSR shares held under USOP after the demerger will continue to be held subject to the three year holding restriction but the RGL shares issued under the demerger in respect of CSR shares held under USOP will not be subject to any restriction; or

•                                         the participant will, following the demerger, no longer be employed by any CSR group company, the CSR shares held under USOP and RGL shares resulting from the demerger will be released from the three year holding restriction.

RGL shares resulting from the demerger in respect of USOP participants in places other than Australia will be subject to the procedures, described in part 2.5(e) of this booklet, if the participants are Ineligible Overseas Shareholders.

Loan alternative

For those parcels of shares held under USOP where the loan alternative was chosen and the loan had been fully repaid prior to the demerger, the shares will not receive any special treatment and participants will receive RGL shares as described in part 2 of this booklet. (USOP participants with loans outstanding will also have the option of repaying the loans prior to the demerger and being treated in this way.) Any CSR shares which are subject to the three year holding restriction will continue to be subject to that restriction if the participant will be employed by a CSR group company following the demerger.

For those parcels of shares held under USOP where the loan alternative was chosen, the loan remains outstanding on demerger and:

•                                         if the participant will, following the demerger, continue to be employed by a CSR group company:

(i)                                    the CSR shares held under USOP after the demerger will continue to be held subject to the three year holding restriction and the RGL shares issued under the Scheme will be sold on behalf of the participant and the proceeds of sale used to pay down the loan outstanding under USOP (or to pay down a loan granted under CSR TSP); and

(ii)                                 if the proceeds from the sale of RGL shares are:

(A)                              greater than the amount of the outstanding loan, CSR will pay the amount of the excess to the participant (unless the participant decides to participate in a transition share plan – see below); or

(B)                                less than the amount of the outstanding loan, the loan outstanding after the loan has been paid down with the proceeds of sale will continue to be subject to the terms of the USOP loan scheme; or

•                                         if the participant will, following the demerger, no longer be employed by any CSR group company:

(i)                                    the CSR shares held under USOP after the demerger and the RGL shares issued under the Scheme will be sold (or applied under RGL TSP) on behalf of the participant and the proceeds of sale (or application) used to pay down the loan outstanding under USOP; and

(ii)                                 if the proceeds from the sale of CSR and RGL shares are:

(A)                              greater than the amount of the outstanding loan, CSR will pay the amount of the excess to the participant (unless the participant decides to participate in a transition share plan - see below); or

(B)                                less than the amount of the outstanding loan, CSR will waive the amount of the shortfall.

(3)                                Proposed treatment of participants

The CSR board intends to implement a strategy to minimise the impact of the demerger on those parcels of shares held under USOP where the loan alternative was chosen. In particular, two transitional share plans have been adopted:

•                                         the CSR Transition Share Plan for eligible USOP participants who will continue to be employed by a CSR group company following the demerger; and

•                                         the RGL Transition Share Plan for eligible USOP participants who will be employed by an RGL group company following the demerger.

The objective of these transitional share plans is to give loan alternative participants in USOP an alternative which places them, in respect of their USOP shares, in a position similar to the position they held before the demerger (in respect of the value of their shares held under USOP without regard to any tax that may be payable as a result of the sale of RGL or CSR shares described above) except that those employees who will, following the demerger, no longer be employed by any CSR group company, will hold RGL shares instead of CSR shares.

(4)                                CSR Transition Share Plan (CSR TSP)

In order to enable eligible USOP participants who continue to be employed by a CSR group company to be placed in approximately their pre-demerger position in respect of their participation in USOP, it is proposed that eligible participants be permitted to participate in CSR TSP.

As at 31 January 2003, the maximum number of people who will be eligible to participate in CSR TSP is 2,630.

Broadly, eligible participants of CSR TSP are entitled to accept an offer to have their loan balances (after the proceeds of sale of RGL shares are applied to USOP loans or CSR TSP loans) increased to pre-demerger levels and to have the loan proceeds, together with any surplus proceeds from the sale of RGL shares, used to purchase post-demerger CSR shares.

Eligibility

Participation in CSR TSP will be optional and open to employees in Australia and New Zealand of the post-demerger CSR group companies who were also employees of the CSR group immediately prior to the demerger and participants in the USOP loan scheme (except for directors and executive officers so as to not breach the prohibition on personal loans in the US).

Shares under CSR TSP

CSR will, on behalf of participants in CSR TSP, cause previously issued CSR shares to be acquired. The parcels of shares acquired, and the loans granted, under CSR TSP will be deemed to correspond to specific parcels of shares and loans, respectively, under USOP. By doing so, it is intended that CSR TSP will replicate the terms applying to individual parcels of shares, including the requirement that the loan relating to a particular parcel of shares must be fully repaid before those shares can be sold, but the three year holding restriction and the favourable tax treatment of USOP shares will not apply to TSP shares.

Other than the differences set out above, the terms of CSR TSP (including the loan terms) are materially the same as USOP. However, no options may be issued under CSR TSP, unlike USOP.

(5)                                RGL Transition Share Plan (RGL TSP)

The objective, and the design, of RGL TSP is materially the same as CSR TSP except that RGL TSP enables USOP participants who will be employed by an RGL group company in Australia following the demerger to be placed in approximately their pre-demerger position in respect of their participation in USOP.

As at 31 January 2003, the maximum number of people who will be eligible to participate in RGL TSP is 1,702.

Like CSR TSP, eligible participants in RGL TSP are entitled to accept an offer to have, except where a shortfall has been waived, their loan balances restored to pre-demerger levels and to have the loan proceeds, together with any surplus proceeds from the sale of CSR and RGL shares, used to acquire RGL shares. The difference is that if the proceeds from the sale of CSR and RGL shares were less than the amount of the outstanding loan under USOP, the proceeds of the loan granted under the RGL TSP loan scheme will be reduced by the amount of the shortfall (to take into account the amount that was waived under USOP).

(d)                                 Cash Award Share Plan (CASP)

(1)                                Introduction

CASP was introduced in 2002 to complement ESOP and provide the CSR board with greater flexibility in the remuneration of CSR executives. Under CASP, the CSR board may from time to time in its absolute discretion make an offer to participate in CASP to any eligible employee of a CSR group company, including executive directors. The offers may be on whatever terms, consistent with the CASP rules, that the CSR board decides.

As at the date of this booklet, no CASP shares had been issued. In view of the proposed demerger, purchases of CSR shares in CASP, planned for 2002, were deferred. It is now proposed that in the trading window that will open with the issue of this booklet, CSR shares will be acquired on behalf of current employees who would have participated at the time, as set out in the table below. However, if regulatory approval is not obtained in time to enable these shares to be granted under CASP in the trading window that will open with the issue of this booklet then the same number of shares will be acquired on behalf of the employees under ESAP (ESAP is described in part 7.2(b)).

Name/Number of employees	Status of CSR position held	Number of CASP shares
Peter Kirby	Managing Director	160,000
Alec Brennan	Executive Director	60,000
14	Senior Executives	238,000
135	Executives	131,000

Under CASP, CSR funds the purchase of CSR shares by the CASP trustee to be held on behalf of participants. The CSR shares are acquired in the ordinary course of trading on ASX. The shares vest subject to any time and corporate performance hurdles specified in the terms of the offer being met. Unless otherwise specified, each offer under CASP will be subject to the service duration requirement, which means shares cannot be withdrawn from CASP unless 10 years have elapsed from the date the relevant shares were acquired or, if earlier, the participant is not an employee of any CSR group company.

(2)                                Proposed treatment of participants

The CSR board will exercise its discretion under the CASP rules to direct the CASP trustee to transfer to participants, in proportion to the shares held in the plan on behalf of each participant, the RGL shares received in respect of the CSR shares held in the plan as a result of the demerger.

The performance hurdle for shares acquired under CASP on behalf of relevant employees prior to the demerger (if any) will operate only for those relevant employees who continue to be employed by a CSR group company following the demerger. Relevant employees who do not continue to be employed by CSR group companies will not be subject to a performance hurdle or other restrictions. In the event that employment under a CSR group company continues following the demerger, the performance hurdle will be satisfied if CSR’s total shareholder returns following the demerger exceed the weighted average shareholder returns of certain listed Australian industrial companies after a date approximately three years after the date that shares were originally to be acquired for relevant employees under CSR CASP before the purchases were deferred. The performance hurdle will also be taken to be satisfied in other circumstances set out in the offer, including redundancy, retirement and death. The service duration requirement will be shortened for this offer to continuing CSR group employees to reflect the original proposed date of acquisition.

7.3                              RGL employee share and option plans

RGL has adopted the following incentive plans: the Option Plan (RGL OP), the Employee Share Acquisition Plan (RGL ESAP), the Universal Share Plan (RGL USP) and the Cash Award Share Plan (RGL CASP). The terms of the plans are substantially the same as the corresponding plans adopted by CSR except the RGL USP which does not have the ability to grant options or provide loans (as provided for but not currently used in CSR USOP).

Well designed and managed equity plans are an important element of employee remuneration, providing a tangible incentive for the employee to strive to improve the company’s longer term performance to the benefit of shareholders.

Participation in these plans (which will, in some circumstances, be subject to the grant of ASIC relief) will encourage employees of RGL group companies to enjoy a greater involvement and share in the future growth, prosperity and profitability of the RGL group in a way which gives them a community of interest with shareholders and promotes a high standard of relationships between employers and employees.

Membership of one or more of the plans will be available to employees (including, where permitted, directors) of RGL group companies in Australia as the RGL board nominates from time to time. It is not envisaged that any shares or options will be granted to directors under any of the plans immediately following the demerger.

It is proposed that not more than 5% of RGL’s fully paid capital be issued to current employees of RGL group companies under the company’s employee share and option plans.

A summary of the terms of each of these plans follows.

(a)                                 RGL Option Plan (RGL OP)

Eligibility

The RGL board may offer options to selected employees of an RGL group company, including executive directors. The number of options offered and the time at which they are offered to senior executives is determined at the discretion of the RGL board.

Options

Each option will initially be an option to subscribe for one ordinary share in RGL (but this may change if there is a bonus issue). The options will be unlisted and will be issued for no consideration or such consideration, if any, which may be nominal, as the RGL board may determine. The shares issued on exercise of the options will rank equally with other RGL shares already on issue on the date of exercise of the option. RGL will apply to ASX for official quotation of shares issued on exercise of the options.

Option price and exercise price of options

The sum of the option price and the exercise price for an option must be not less than the volume weighted average price for all shares sold on ASX during the one week period up to and including the date of the grant of the option (or such other date or period as determined by the RGL board).

Performance hurdle and minimum holding period

A performance hurdle will be set by the RGL board, which must be met before the options may be exercised. The performance hurdle may be adjusted as the RGL board determines if the new performance hurdle is, in the RGL board’s opinion, an appropriate incentive to encourage and recognise the performance of the participants and is in the best interests of RGL or circumstances have changed sufficiently to require such an adjustment in the best interests of RGL, subject to the Listing Rules.

Although the RGL board has discretion to set the minimum period before options can be exercised (assuming the performance hurdle has been met), it is likely that most options will be able to be exercised between three and five years following the grant date, provided the performance hurdle is satisfied in that period. Otherwise the options will lapse.

The minimum holding period can be amended if, in the RGL board’s opinion, circumstances have changed sufficiently to require such an adjustment in the best interests of RGL, subject to the Listing Rules.

Special provisions exist for the exercising or lapsing of options when a participant ceases employment and in various other circumstances.

Participation in future issues: capital reconstruction

Upon any pro rata issue of shares to holders of shares (other than a bonus issue), the exercise price may be adjusted by the RGL board, if appropriate, in accordance with the relevant formula set out in the Listing Rules.

Upon any pro rata bonus issue of shares to holders of shares, the number of unissued shares over which an option is exercisable shall be increased by the number of bonus shares which the participant holding the option would have received if the option had been exercised before the record date for the bonus issue (as defined in the Listing Rules).

In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of RGL, the number of options to which each holder is entitled and the exercise price shall be reconstructed in the manner specified by the Listing Rules.

Options carry no right to receive dividends or vote at company meetings.

Variation and termination

Subject to the Listing Rules the RGL board may vary the plan rules (with the approval of three quarters of any participants who are prejudiced by the variation).

The plan may be terminated at any time by resolution of the RGL board.

(b)                                 RGL Cash Award Share Plan (RGL CASP)

Eligibility and terms

The RGL board may from time to time in its absolute discretion make an offer to participate in RGL CASP to any employee of an RGL group company, including executive directors. The offers may be on whatever terms, consistent with the RGL CASP rules, that the RGL board decides.

The terms may include performance hurdles and minimum service duration requirements. However, the RGL board may, at any time, in its absolute discretion waive any relevant requirement.

Unless otherwise specified, each offer will be subject to the service duration requirement. That is, shares cannot be withdrawn from RGL CASP unless 10 years have elapsed from the date the relevant shares were acquired or, if earlier, the participant is not an employee of any RGL group company.

Purchase of shares

In conjunction with an offer, RGL or any relevant group company will pay to the RGL CASP trustee contributions determined by the RGL board from time to time to fund the acquisition of RGL shares consistent with the terms of offers to participants.

Withdrawal of shares

Shares acquired on behalf of a participant by the RGL CASP trustee will be held by the trustee until the satisfaction or waiver of the criteria (if any) specified in the relevant offer terms.

Distributions and other benefits

Except as provided in the plan rules, participants are entitled to any dividend, return of capital or other distribution made in respect of RGL shares held on their behalf, irrespective of whether the relevant criteria have been met at the relevant time. The plan rules contain provisions which specify whether any bonus shares issued in respect of shares held under RGL CASP or shares received on behalf of a participant on exercise of renounceable rights issues, will be held under RGL CASP as shares which are subject to the same requirements as the shares in respect of which the relevant distribution was made or as shares for which all relevant requirements have been satisfied or waived.

Voting

Each participant may direct the trustee how to vote any shares held on the participant’s behalf.

Variation and termination

The RGL board may vary the plan rules (with the approval of three quarters of any participants who are prejudiced by the variation).

The plan may be terminated at any time by resolution of the RGL board.

(c)                                    RGL Employee Share Acquisition Plan (RGL ESAP)

Eligibility

RGL ESAP is a plan that enables employees of an RGL group company to purchase RGL shares with pre-tax remuneration or bonuses.

Eligibility to participate in RGL ESAP is determined by the RGL board. Initially, those managers subject to the CSR Senior Staff Remuneration Package Agreement 1998 will be invited to participate.

Purchase of shares

The RGL ESAP trustee buys shares in the ordinary course of trading on ASX in lieu of participants’ pre-tax remuneration and bonus entitlements as directed from time to time by RGL.

Shares purchased will be held by the trustee in the RGL ESAP trust.

Withdrawal of shares

Shares may be retained in RGL ESAP for an indefinite period while a participant remains an employee of an RGL group company. However, taxation deferral benefits only currently apply for a maximum of 10 years. If a participant is not employed by any RGL group company, then the RGL ESAP trustee may either transfer to the participant the shares in the plan held on behalf of the participant or sell the shares and distribute the proceeds of sale (less authorised deductions) to the participant.

Withdrawal of shares from RGL ESAP and their transfer to a participant or sale requires the approval of the RGL board.

Participants are entitled to any dividend, return of capital or other distribution made in respect of RGL shares held in the plan on their behalf. The RGL ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by RGL or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorised deductions).

Voting

Each participant may direct the trustee how to vote any shares held on the participant’s behalf.

Variation and termination

The RGL board may vary the plan rules (with the approval of three quarters of any participants who are prejudiced by the variation).

The plan may be terminated at any time by resolution of the RGL board.

(d)                                 RGL Universal Share Plan (RGL USP)

Eligibility and entitlements

The eligible employees of an RGL group company are entitled to apply for RGL shares as and when the RGL board may offer them. (Participation in RGL USP will not be open to employees resident outside Australia where the applicable laws make participation impracticable.) An application may be made by an eligible employee for a parcel of 100 shares or any other multiple of 100, up to the maximum number of shares determined and offered by the RGL board from time to time. An eligible employee who applies, and pays, for such qualifying shares will be entitled to receive an equal number of additional shares for no further consideration.

Pricing, issue and allotment of shares

RGL will from time to time issue and allot to each applicant whose application is accepted by RGL the parcel of shares applied for under RGL USP at market price (the weighted average price for all shares sold on ASX during such three consecutive trading days, preceding the date on which shares are to be allotted, as the RGL board nominates). RGL will issue and allot any additional shares for no further consideration at the same time that it issues and allots the corresponding other shares.

No options can be granted and no loan facility is offered under the RGL USP.

Shares to be allotted under RGL USP are to be ordinary shares equivalent in all respects to and ranking equally with existing fully paid ordinary shares.

Dividends, rights issues, bonus issues and voting rights

Shares allotted under RGL USP will rank equally with ordinary RGL shares then issued for all dividends, rights issues and bonus issues declared after allotment and will rank equally with existing RGL shares for voting rights.

Sale or transfer of shares

Shares allotted under RGL USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares or the time the participant is not employed by any RGL group company. In either case, the participant may retain ownership of the shares or sell them.

Variation and termination

Subject to the Listing Rules, the RGL board may vary the plan rules (with the approval of three quarters of any participants who are prejudiced by the variation).

The plan may be terminated at any time by resolution of the RGL board.

Part 8

Taxation implications

8	Taxation implications

	8.1	General
	8.2	Australian taxation consequences of the demerger
	8.3	Shareholders who do not choose rollover under the demerger legislation
	8.4	Non-resident CSR shareholders
	8.5	US resident CSR shareholders
	8.6	United Kingdom resident CSR shareholders
	8.7	New Zealand resident CSR shareholders
	8.8	Stamp duty

8                                        Taxation implications

8.1                              General

This part of the booklet provides a guide to the general tax position of CSR shareholders in relation to the Capital Reduction, the Demerger Dividend, and the Scheme, based on income tax legislation enacted at the date of this booklet.  It does not purport to be a complete analysis nor to identify all potential tax consequences nor is it intended to replace the need for specialist tax advice in respect of the particular circumstances of individual CSR shareholders.

Parts 8.2 and 8.3 of this booklet discuss the Australian tax consequences of the Capital Reduction, the Demerger Dividend and the Scheme.

Parts 8.5, 8.6 and 8.7 of this booklet discuss the tax consequences for US, United Kingdom and New Zealand resident CSR shareholders. These jurisdictions have been selected because they are the foreign jurisdictions in which the largest number of CSR shareholders are located (according to registered addresses on the CSR register).  Except as regards the US, the United Kingdom and New Zealand, this booklet does not contain a discussion of the possible tax implications in foreign jurisdictions of the Capital Reduction, the Demerger Dividend, or the Scheme for CSR shareholders whose registered addresses on the CSR register are outside Australia.

All CSR shareholders should consult their tax advisers as to the tax consequences of the Capital Reduction, the Demerger Dividend and the Scheme.

8.2                              Australian taxation consequences of the demerger

(a)                                  General

Following is a summary of the current Australian tax consequences of the Capital Reduction, the Demerger Dividend, and the Scheme including the consequences of the recently legislated demerger rules.

This summary is not applicable to all CSR shareholders and, in particular, does not apply to:

•                                           CSR shareholders who do not hold their CSR shares as capital assets (for example, CSR shareholders who hold their CSR shares as trading stock or revenue assets);

•                                           CSR employees whose shares are subject to the employee share acquisition scheme tax rules (these employees will be separately advised of the tax implications for them under the demerger);

•                                           non-resident CSR shareholders who own (or are deemed to own) less than 10% of the CSR shares on issue; or

•                                           CSR shareholders who are not the beneficial owners of their CSR shares.

(b)                                  Application of the new Australian demerger rules

CSR shareholders who are considered to be residents of Australia for tax purposes, and who hold their CSR shares as capital assets, will be eligible for demerger relief under the demerger legislation.  CSR understands this treatment will be confirmed in a class ruling to be published by the Australian Taxation Office (ATO) before the Scheme Meeting.

In broad terms, under this demerger relief, CSR shareholders can choose rollover relief to defer the capital gains tax consequences of the capital gains taxation events that happen to their CSR shares.

Where a CSR shareholder does not choose for demerger relief to apply, the tax implications are discussed in part 8.3.

For the purposes of this summary, it has been assumed that the CSR shareholder will choose the rollover available under the demerger legislation for all their CSR shares.

(c)                                 Treatment of the Demerger Dividend

Under the demerger, CSR shareholders are taken to have received a Demerger Dividend of A$0.69 for each CSR share they hold at the Record Date, which is automatically reinvested into new RGL shares as part of the Scheme.

CSR will not make an election under the demerger legislation for the amount of the Demerger Dividend to be treated as taxable to the CSR shareholders. Accordingly, the Demerger Dividend should not be assessable income (and also not exempt income) of CSR shareholders.

CSR understands this treatment will be confirmed in a class ruling to be published by the ATO before the Scheme Meeting.

(d)                                 Treatment of the capital return

Under the demerger, CSR shareholders are taken to have received a capital return of A$0.84 a share, which is compulsorily reinvested into new RGL shares as part of the Scheme.

The capital return will not result in a capital gain or loss for any CSR shareholders.

CSR understands this treatment will be confirmed in a class ruling to be published by the ATO before the Scheme Meeting.

(e)                                 Capital gains tax cost base – allocation

The demerger will impact the determination of the capital gains cost base (cost base) of existing CSR shares and determine the cost base of RGL shares.  CSR understands the treatment outlined below will be confirmed in a class ruling to be published by the ATO before the Scheme Meeting.

In broad terms, the demerger legislation provides rollover of capital gains tax status so that pre capital gains tax CSR shares continue to be treated as if they were acquired pre capital gains tax.  RGL shares received in relation to pre capital gains tax CSR shares will also be deemed to be pre capital gains tax.  However, certain capital gains tax events may still apply to these pre capital gains tax RGL shares (see 8.2(g) below).

The cost base and reduced cost base of each post-CGT CSR share and post-CGT RGL share will be determined by each CSR shareholder by reasonably apportioning the cost base and reduced cost base of the post-CGT CSR shares held by that shareholder before the demerger between the CSR shares and the RGL shares held after the demerger. CSR shareholders must base their apportionment on the anticipated or actual market values of CSR shares and RGL shares just after the demerger. As a guide, CSR shareholders may wish to use the VWAP (Volume Weighted Average Price) of CSR shares and RGL shares sold on ASX over the first five days of trading commencing on the first day on which both CSR shares and RGL shares trade on ASX. CSR shareholders will be notified of these VWAPs shortly after the end of this trading period.

(f)                                   Disposal of CSR shares after the demerger

Pre-capital gains tax CSR shares

For CSR shares acquired pre capital gains tax (that is, before 20 September 1985), the demerger legislation will maintain the treatment of those CSR shares as being acquired pre capital gains tax, and those CSR shares will generally continue to remain outside the Australian capital gains tax regime.

Post capital gains tax CSR shares

For CSR shares acquired (or deemed to have been acquired) post capital gains tax, the demerger legislation will alter the cost base of those CSR shares for Australian capital gains tax purposes as discussed at part 8.2(e), above.

On subsequent sale of CSR shares, certain shareholders (such as individuals and superannuation funds who have held their shares for more than 12 months) may be entitled to discounted capital gains tax treatment (that is, 50% discount for individuals and one third discount for superannuation funds). Alternatively, shareholders who acquired their shares before 22 September 1999 may be able to claim cost base indexation until the September 1999 quarter.

(g)                                 Disposal of New RGL shares after the demerger

Pre-capital gains tax RGL shares

For RGL shares acquired under the demerger in relation to CSR shares acquired pre capital gains tax, the demerger legislation deems those RGL shares to have been acquired pre capital gains tax and thus ordinarily outside the Australian capital gains tax regime.

However, it is possible that capital gains tax may apply on any subsequent disposal of these RGL shares. Generally, capital gains tax event K6 may happen (which would effectively treat the sale of pre capital gains tax shares as if they were post capital gains tax shares) in certain circumstances where a shareholder disposes of pre capital gains tax shares in a company that has not been listed on ASX for at least five years before the shares are sold. RGL will only become listed from the time of the demerger. Accordingly, if you own CSR shares acquired pre capital gains tax we recommend that you consult your tax adviser about the possible impact of capital gains tax event K6 (and the cost base to be used) if you plan to sell your RGL shares in the five years following the demerger.

Post capital gains tax RGL shares

For RGL shares acquired under the demerger in relation to CSR shares acquired post capital gains tax, the demerger legislation deems those RGL shares to be acquired post capital gains tax and thus subject to the Australian capital gains tax regime.

Each RGL share will be deemed to have been acquired at the same time the underlying CSR share was acquired, which will be relevant for indexation or the capital gains tax 50% discount, if available.  Accordingly, on subsequent sale of RGL shares, certain shareholders (such as individuals and superannuation funds who have held their CSR shares for more than 12 months) may be entitled to discounted capital gains tax treatment (that is, 50% discount for individuals and one third discount for superannuation funds). Alternatively, shareholders who acquired their CSR shares before 22 September 1999 may be able to claim cost base indexation on their RGL shares until the September 1999 quarter.

8.3                              Shareholders who do not choose rollover under the demerger legislation

Shareholders who do not choose rollover (as described in part 8.2(b) of this booklet) under the demerger legislation will have the same tax consequences as those outlined above, subject to the following exceptions:

•                                           RGL shares will be acquired at the date of the demerger, rather than deemed acquired at the time the shareholders acquired the corresponding CSR share. This will preclude eligibility for indexation in relation to a subsequent sale of the RGL shares. It will also preclude eligibility for the capital gains tax concession until after such time as the shareholder has held the RGL shares for 12 months.

•                                           RGL shares will be post capital gains tax shares irrespective of whether the corresponding CSR shares were acquired pre capital gains tax.

8.4                              Non-resident CSR shareholders

CSR shareholders who are not residents of Australia:

•                                           will not be subject to the Australian capital gains tax rules unless they hold (together with their associates) at least 10% (by value) of CSR shares or RGL shares; and

•                                           will not be subject to Australian withholding tax in respect of the Demerger Dividend.

8.5                              US resident CSR shareholders

(a)                                  General

This part sets out the material US federal income tax consequences of the Scheme, Capital Reduction and Demerger Divided to US holders, as defined below. It applies only to US holders that hold CSR shares or ADRs (and will hold RGL shares, if any, distributed to them pursuant to the Scheme) as capital assets. It does not apply to US holders that are subject to special rules, such as US holders who are banks, insurance companies, pension funds, tax-exempt organisations, dealers in securities or foreign currencies, investors in pass-through entities, US holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions, or US holders that hold CSR shares or ADRs as part of a straddle or a hedging or conversion transaction.

For the purposes of this part, a ‘US holder’ is a beneficial owner of CSR shares or ADRs that is (i) a citizen or resident of the US, (ii) a corporation created or organised in the US or any political subdivision thereof, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

These comments are based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. In addition, the comments are based on customary assumptions, including assumptions that each company will continue to operate their respective businesses in substantially the same form following the demerger, that neither company has a plan or intention to dispose of substantial business assets and that, at the time of the demerger, there is no plan or intention on behalf of the shareholders to sell a substantial portion of either their CSR or RGL shares.

Events subsequent to the date of this Scheme Booklet, such as additional tax legislation, court decisions, or administrative changes, could affect the US federal income tax consequences of the Scheme. The conclusions set out in this part 8.5 are not binding on the Internal Revenue Service and no ruling has been or will be requested from the Internal Revenue Service concerning the US federal income tax consequences. No assurance can be given that the Internal Revenue Service would not successfully assert different positions from those discussed herein.

Accordingly, US holders are encouraged to consult their own tax advisers as to the US federal, as well as the US state and local and non-US tax consequences for them in their particular circumstances.

For US federal income tax purposes, the Capital Reduction and Demerger Dividend should be disregarded and the transaction should be treated as a distribution of the RGL shares by CSR to its shareholders. The US federal income tax consequences for a US holder receiving the RGL shares will depend on whether the distribution is treated as a tax-free or taxable distribution, as described below.

(b)                                  Tax-free distribution

CSR intends to take the position that the Scheme meets the requirements for a tax-free distribution pursuant to Section 355 of the Code. Consequently, a US holder should not recognise gain or loss on the receipt of the Capital Reduction, Demerger Dividend or the RGL shares. A US holder should allocate its tax basis in CSR shares or ADRs, determined immediately prior to the distribution of RGL shares, between the holder’s CSR shares or ADRs on the one hand and the RGL shares received from the holding of CSR shares or ADRs on the other, in proportion to their relative fair market values on the date the RGL shares are distributed.

Accordingly, a US holder’s tax basis in RGL shares will equal the holder’s tax basis in its CSR shares or ADRs, determined immediately before the distribution of RGL shares, multiplied by (X) the fair market value of the RGL shares received from the holding of CSR shares or ADRs, determined as of the date of the distribution, and divided by (Y) the fair market value, determined as of the date of the distribution of RGL shares, of (i) the holder’s CSR shares or ADRs plus (ii) the RGL shares received from the holding of CSR shares or ADRs. In addition, the holder will have a holding period for the RGL shares received that includes the holder’s holding period for the CSR shares or ADRs in respect of which the RGL shares were received.

The US holder should recognise a capital gain or loss on a subsequent sale or other disposition of RGL shares equal to the difference between the US$ value of the amount realised and the holder’s US$ tax basis in the RGL shares. Capital gains of a non-corporate US holder are generally taxed at a maximum rate of 20% where the holder’s holding period for the property exceeds one year. Capital losses can generally only be offset against capital gains, although capital losses of a non-corporate US holder can also offset other income and gains up to a maximum of US$3,000 a year.

(c)                                  Taxable distribution

If it is subsequently determined that the Scheme does not meet the requirements of Section 355 of the code, a US holder will be treated as receiving a taxable distribution in an amount equal to the US$ value of the RGL shares received from the holding of CSR shares or ADRs. The distribution will be treated as a dividend to the extent of CSR’s current and accumulated earnings and profits (as determined under US federal income tax principles), and any excess will be treated as a non-taxable return of capital to the extent of the holder’s basis in each CSR share or ADR and thereafter as capital gain.

The US holder will have a tax basis in the RGL shares equal to the US$ value of those RGL shares on the date of the distribution and will have a holding period for the RGL shares that begins on the day after the date of the distribution.

The preceding discussion is intended only as a summary of certain US federal income tax consequences and does not purport to be a complete analysis or discussion of all potential tax effects relevant thereto. Thus, US shareholders are urged to consult their own tax advisers concerning the specific tax consequences to them, including tax return reporting requirements, the applicable tax laws and the effect of any proposed changes in the tax laws.

8.6                              United Kingdom resident CSR shareholders

The following discussion is intended only as a summary of certain United Kingdom income tax consequences based on current United Kingdom law and Inland Revenue practise. The summary is intended as a general guide. It does not purport to be a complete analysis or discussion of all potential tax effects relevant thereto. Thus, United Kingdom shareholders are urged to consult their own tax advisers concerning the specific tax consequences to them, including tax return reporting requirements, the applicable tax laws and the effect of any proposed changes in the tax laws.

It relates only to the position of CSR shareholders or RGL shareholders who hold their CSR or RGL shares beneficially as an investment and who are resident or ordinarily resident in the United Kingdom for tax purposes.  The comments below do not apply to certain classes of persons such as dealers, persons holding CSR shares or RGL shares in an individual savings account, trustees of certain trusts, or employees who are holding their shares as part of an employee share scheme.

(a)                                  Treatment of the Capital Reduction

It is likely that the demerger is a company reconstruction which is eligible for United Kingdom capital gains tax relief under S136 TCGA 1992.  As a result, the Capital Reduction does not crystallise a charge to United Kingdom capital gains tax for the United Kingdom shareholders who are party to the demerger.

There will be no disposal for capital gains tax or corporation tax purposes of the CSR shares. The base cost of the RGL shares will be the appropriate proportion of the base cost of the original holding of the CSR shares. The appropriate proportion will be calculated by reference to the relative market values of the CSR and the RGL shares at the date of the demerger. However, when ascertaining the market value of the RGL shares the value of the RGL shares attributable to the reinvestment of the demerger dividend should be ignored for the purposes of apportioning the base cost of the CSR shares between the CSR and the RGL shares following the demerger. The base cost of the RGL shares going forward will therefore be the appropriate proportion of the base cost of the original holding in CSR (calculated as set out above) plus the amount of the demerger dividend reinvested in the RGL shares.

(b)                                  Treatment of the Demerger Dividend

The Demerger Dividend will generally be subject to United Kingdom income tax or corporation tax. There will be no tax withheld at source on the dividend and accordingly no tax credit will be available to the United Kingdom taxpayer. The dividend, in the hands of individuals, will be taxed at 0% (non-taxpayers), 10% (lower or basic rate taxpayers) or 32.5% (higher rate taxpayers) depending on the tax status of the shareholder. In the hands of corporate shareholders subject to UK corporation tax the rate of tax will vary depending on the level of profits of the shareholding company – subject to a maximum rate of tax of 30%.

The dividend will be treated as being paid to the shareholder at the date the Demerger Dividend becomes due. Shareholders should note that they will have a liability to United Kingdom income tax or corporation tax without having received any cash due to the automatic reinvestment of the Demerger Dividend.

Where the individual United Kingdom resident shareholders are non-United Kingdom domiciled they will only be taxable on the income element of the distribution if they remit the proceeds to the United Kingdom. This will not happen while they continue to hold the RGL shares into which the income element of the distribution will have been invested.

(c)                                  Disposal of CSR shares

If a CSR shareholder subsequently disposes of their CSR shares, the adjusted base cost will be used in the calculation of any United Kingdom tax on chargeable gains or corporations tax.  A disposal of CSR shares may, depending on each CSR shareholder’s individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom capital gains tax or corporation tax.

An individual CSR shareholder who is resident or ordinarily resident in the United Kingdom but not domiciled in the United Kingdom will be liable to United Kingdom capital gains tax only to the extent that gains made on the disposal of CSR shares are remitted or deemed to be remitted to the United Kingdom.  As CSR’s principal register is situated in Australia, the CSR shares are considered to be located abroad for capital gains tax purposes.

The United Kingdom Government has announced that it is undertaking a review of the residence and domicile rules as they affect the tax liability of individuals.  This may affect the tax treatment of a future disposal of CSR shares. The commentary provided here is based on current legislation.

(d)                                  Disposal of RGL shares

If an RGL shareholder subsequently disposes of their RGL shares, the base cost established on the acquisition of the RGL shares under the Scheme (set out in 8.6(a) above) will be used in the calculation of any United Kingdom capital gains tax or corporation tax.  A disposal of RGL shares may, depending on each RGL shareholder’s individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom capital gains tax or corporation tax.

An individual RGL shareholder who is resident or ordinarily resident in the United Kingdom but not domiciled in the United Kingdom will be liable to United Kingdom capital gains tax only to the extent that chargeable gains made on the disposal of the RGL shares are remitted or deemed to be remitted to the United Kingdom.  As RGL’s principal share register will be situated in Australia, RGL shares will be considered to be located abroad for capital gains tax purposes.

The United Kingdom Government has announced that it is undertaking a review of the residence and domicile rules as they affect the tax liability of individuals.  This may affect the tax treatment of a future disposal of RGL shares. The commentary provided here is based on current legislation.

8.7                              New Zealand resident CSR shareholders

The following discussion is intended only as a summary of certain New Zealand income tax consequences based on current New Zealand law and revenue practice. The summary is intended as a general guide. It does not purport to be a complete analysis or discussion of all potential tax effects relevant thereto. Thus, New Zealand shareholders are urged to consult their own tax advisers concerning the specific tax consequences to them, including tax return reporting requirements, the applicable tax laws and the effect of any proposed changes in the tax laws.

It is likely that the total of the Capital Reduction Entitlements and Demerger Dividend Entitlements will be treated as an assessable dividend for New Zealand resident CSR shareholders.  As a consequence:

•                                           Individual New Zealand resident CSR shareholders will be required to include the amount of their Capital Reduction Entitlements and Demerger Dividend Entitlements in their income tax return as gross income. No credits will be available to offset this income tax.

•                                           Corporate New Zealand resident CSR shareholders will be required to make a foreign dividend withholding payment to the New Zealand Revenue in respect of the Capital Reduction Entitlement and Demerger Dividend Entitlement at the rate of 33%.  This will generate a credit to the company under the FWDP system which can be passed on to shareholders. No underlying foreign tax credit will be available (as it is unlikely that a corporate New Zealand resident CSR shareholder will have a sufficient interest in CSR in order to obtain such a credit).  The Capital Reduction Entitlement and Demerger Dividend Entitlement will then be exempt from any further tax to the corporate New Zealand resident CSR shareholders.

New Zealand does not generally impose tax on capital gains but certain transactions are brought within the income tax provisions.

For a New Zealand resident CSR shareholder who is in the business of dealing in shares or who otherwise acquires the RGL shares for the purpose of resale, it is likely that the proceeds of sale will be included in gross income.  A deduction from the proceeds of sale will be available for the cost base (being the amount of the Capital Reduction and Demerger Dividend) of the RGL shares that are sold.  If the deduction exceeds the gross proceeds of sale, the excess deduction will be deductible from other income.

New Zealand resident CSR shareholders in this situation should seek tax advice that is specific to their circumstances.

8.8                              Stamp duty and brokerage

CSR shareholders will pay no Australian stamp duty or brokerage on the issue of RGL shares to them under the demerger. However, implementation of the demerger may increase the total cost of brokerage payable by some CSR shareholders when they sell their RGL and CSR shares. For example, small shareholders who would pay a fixed or minimum amount of brokerage on their CSR shares before the demerger may need to pay a fixed or minium brokerage on the sale of their RGL shares and on the sale of their CSR shares after the demerger.

Part 9

Other information

9	Other information
	9.1	ASX waivers and confirmations
	9.2	ASIC relief
	9.3	Internal restructure
	9.4	Financing arrangements
	9.5	Deed Poll
	9.6	Demerger Deed
	9.7	Transition and shared services arrangements
	9.8	Workers’ compensation and superannuation arrangements
	9.9	Third party consents and disclaimers
	9.10	Overview of new RGL constitution
	9.11	ASX listing
	9.12	Auditor
	9.13	RGL capital structure
	9.14	Directors’ fees
	9.15	Indemnity, insurance and access for RGL directors
	9.16	Directors’ interests
	9.17	Agreements or arrangements with the directors of CSR
	9.18	Payments or other benefits to directors, secretaries or executive officers of CSR
	9.19	Directors’ intentions in relation to the business, assets and employees of CSR
	9.20	Independent expert
	9.21	Capital raising by RGL
	9.22	Regulatory and legal
	9.23	Supplementary disclosure
	9.24	Other material information

9                                        Other information

9.1                              ASX waivers and confirmations

ASX has granted waivers and in principle approvals to the waiver of the following Listing Rules in connection with the demerger:

(a)                                 approval in principle to RGL for a waiver of Listing Rule 1.1, condition 3 to the extent necessary to enable RGL to issue an information memorandum that complies with Appendix 1A of the Listing Rules (except Item 116, on condition that this booklet contains the statement set out in part 9.21 of this booklet) and to permit certain parts of this booklet to be incorporated by reference as part of the information memorandum in relation to the listing of RGL;

(b)                                approval in principle to RGL for a waiver of Listing Rule 4.6 to permit RGL not to send a copy of its annual accounts for the financial year ending 31 March 2003 to security holders on condition that;

(1)                                 RGL provides ASX with a copy of the instrument of relief obtained by RGL from ASIC (which is referred to in Part 9.2(d) of this booklet), for release to the market;

(2)                                 RGL provides ASX with a copy of its statutory accounts for the year ended 31 March 2003, for release to the market, when such accounts are lodged at ASIC; and

(3)                                 RGL makes its statutory accounts for the year ended 31 March 2003 available on its website once such accounts are lodged with ASIC and provides a copy of such accounts to its shareholders upon request;

(c)                                 a waiver to CSR of Listing Rule 6.23.3 to permit CSR to increase the period for exercise of options under the CSR Executive Share Option Plan by determining that “Special Circumstances” have occurred for all option holders as a result of the proposal to demerge RGL and its subsidiaries from the CSR group. A waiver of Listing Rule 10.14 has also been granted in connection with the general operation of the CSR Employee Share Acquisition Plan and the CSR Cash Award Share Plan described in this booklet;

(d)                                a waiver to CSR of Listing Rule 6.24 to relieve CSR from the requirement to comply with paragraph 1 of Appendix 6A in connection with the Scheme to the extent necessary to allow CSR to declare the Demerger Dividend five business days prior to the Record Date;

(e)                                 a waiver to CSR of Listing Rule 10.1 to the extent necessary to permit RGL to issue RGL shares under the Scheme, without shareholder approval, to any of CSR’s substantial shareholders;

(f)                                   approval in principle to RGL for a waiver of Listing Rule 10.11 to relieve RGL from any obligation to seek shareholder approval to the issue of RGL shares to its related parties (including its directors) pursuant to the Scheme; and

(g)                                a waiver to CSR of Listing Rule 10.17 to the extent necessary to permit CSR’s existing directors’ fee cap to be exceeded on condition that this booklet contains a statement of the maximum amount that may be paid to directors of RGL (which is contained in Part 9.14 of this booklet) and approval in principle to RGL for a waiver of that Listing Rule to the extent necessary to permit RGL not to seek shareholder approval from CSR (in its capacity as sole shareholder of RGL) for the increase in RGL directors fees prior to the implementation of the Scheme on condition of inclusion of the statement referred to above;

In addition, ASX has confirmed the following to CSR and RGL:

(h)                                that the demerger does not require shareholder approval under Listing Rule 11.1.2 (regarding shareholder approval for a change in the nature or scale of activities of CSR as a result of the demerger);

(i)                                    that the demerger does not require shareholder approval under Listing Rule 11.2 (relating to changes involving the main undertaking of an entity); and

(j)                                    that Listing Rule 14.4 does not require all directors of RGL to retire and seek re-election at RGL’s next annual general meeting.

9.2                              ASIC relief

ASIC has granted CSR and RGL the following exemptions, modifications and consents:

(a)                                  Regulation 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations requires this booklet to disclose particulars of any payment or benefit that is proposed to be made or given to any director, secretary or executive officer of CSR or a related body corporate of CSR (Relevant Person) as compensation for loss of office, or as consideration for or in connection with his or her retirement from office.

Pursuant to sub-regulation 5.1.01(1) of the Corporations Regulations, ASIC has allowed CSR to depart from certain of those requirements. The effect of the relief granted by ASIC is that:

(1)                                 the booklet is not required to disclose particulars of payments or benefits proposed to be made or given to a Relevant Person unless:

(A)                             the person is to lose office or retire from office as a consequence of, or in connection with, the demerger; or

(B)                               the amount of any payment or benefit which may be made to the Relevant Person upon the person’s loss of office or retirement from office may be materially affected by the Scheme;

(2)                                 the booklet is not required to state the identity of any Relevant Person who will lose office or retire from office in connection with the demerger unless that person is a CSR director; and

(3)                                 the booklet is not required to state particulars of payments or benefits to Relevant Persons, other than CSR directors, that would otherwise require disclosure under paragraph 9.2(a)(1) above, provided that:

(A)                             such payments or benefits are disclosed on an aggregate basis; and

(B)                               the booklet discloses the number of such people who will receive a payment or benefit that is required to be disclosed under paragraph 9.2(a)(1) and which falls within each successive A$10,000 band, commencing at nil, where the number of such people is no less than one.

(b)                                 Regulation 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations requires this booklet to set out whether, within the knowledge of CSR directors, the financial position of CSR has materially changed since the date of the last balance sheet laid before the company in general meeting or sent to CSR shareholders in accordance with section 314 or 317 of the Corporations Act and, if so, full particulars of any change.

Pursuant to sub-regulation 5.1.01(1) of the Corporations Regulations, ASIC has granted CSR relief from complying with Regulation 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations on the basis that:

(1)                                 CSR has complied with Division 2 of Part 2M.3 of the Corporations Act in respect of the period ended 30 September 2002 (which relates to half yearly accounts);

(2)                                 the booklet states that CSR will give a copy of the documents referred to in section 302 of the Corporations Act (the half year accounts for the six months ended 30 September 2002) free of charge to anyone who asks for them before the Scheme is approved by order of the Court and will publish and maintain a copy of those documents on its website until after the Scheme Meeting (for a copy of these documents, please call (02) 9235 8172 or visit www.csr.com.au);

(3)                                 the booklet discloses any material change in CSR’s financial position occurring after the reporting date of CSR’s financial report for the period ended 30 September 2002 and prior to the date of this booklet;

(4)                                 CSR discloses by way of announcement to ASX and publishing on its website any material changes in relation to CSR’s financial position that are within the knowledge of the directors of CSR and that occur after the date of this booklet and before the Scheme is approved by the Court; and

(5)                                 the booklet sent to CSR shareholders is substantially in the final form given to ASIC.

(c)                                  ASIC has given its consent for the purposes of Regulation 8305 of Part 3 to Schedule 8 of the Corporations Regulations for the inclusion in this booklet of the investigating accountant’s report and independent expert’s report which contain a forecast of the profits or profitability of CSR.

(d)                                 ASIC has granted RGL relief from the financial reporting requirement contained in Part 2M.2 of the Corporations Act to send to shareholders its financial report, directors’ report and auditor’s report for the financial year ending 31 March 2003 on the basis that RGL:

(1)                                 makes such reports available on its website by no later than 30 June 2003 and notifies its members by that date of the availability of the reports on the Company’s website and their ability to request a hard copy of the reports at no cost if they desire; and

(2)                                 distributes to its member a financial report, directors’ report and auditor’s report for the half year ending 30 September 2003, by 31 December 2003.

(e)                                  ASIC has granted CSR certain exemptions in connection with the general operation of CSR ESOP and CSR ESAP described in this booklet.

9.3                              Internal restructure

RGL incorporated a new subsidiary, Readymix Holdings Pty Ltd, on 27 February 2002.

Historically, the Readymix and Humes businesses of manufacturing and supplying pre-mixed concrete, quarry products, and reinforced, pre-cast pipe and other reinforced or pre-stressed concrete products in Australia were owned and operated primarily by CSR. During the period from October to December 2002 assets used exclusively in the wholly owned Readymix and Humes businesses were transferred to Readymix. Business assets that are shared with other CSR businesses will primarily be dealt with under the Transitional and Shared Services Agreement referred to in part 9.7 of this booklet. CSR will continue to operate the businesses as agent for Readymix until shortly before the Effective Date. Employees engaged in the Readymix and Humes businesses have changed their employment from CSR to Readymix.

In October 2002, CSR and its subsidiaries transferred to Readymix the following material joint venture interests connected with the Readymix and Humes businesses:

•                                           a 50% shareholding in Metromix Pty Ltd;

•                                           a 50% shareholding in Australian Cement Holdings Pty Ltd; and

•                                           a 70.05% shareholding in CSR (Tianjin) Readymix Co.

CSR group members have also transferred, or will before the Effective Date transfer, to Readymix their interests in other, less significant, joint ventures connected with the Readymix and Humes businesses.

Subject to obtaining necessary third party consents, it is intended that CSR’s 50% interest in the Emoleum joint venture will be transferred to Readymix before the Effective Date.

Subject to obtaining the consent of the other shareholders of the Penrith Lakes Development Corporation Limited joint venture, CSR intends to transfer its 40% beneficial interest in that joint venture to Readymix before the Effective Date, and Readymix will agree to share equally with CSR all future profits from land sales by the joint venture company.

So far as practicable, the internal transfers were and will be on the basis that Readymix will have the entire commercial benefit and risk of the assets transferred to it as if Readymix had owned and operated those assets at all times.

CSR and Readymix have agreed that, to the extent possible, contracts relating to the transferred businesses and related joint venture interests will be novated in accordance with the demerger principle referred to in part 9.6(a) of this booklet.They have also agreed that, to the extent possible, where the novation of a contract cannot be achieved, Readymix will have the benefit of that contract and will indemnify CSR in relation to any liability which CSR may have under the contract.

The transfers were not and will not be undertaken on arm’s length terms. For example, given the principle underlying the transfers set out above, the terms of the transfers did not and will not contain warranties that might ordinarily be obtained from third party sellers. The only substantive warranties given and to be given are certain warranties as to title.

Further, CSR, RGL and Readymix have agreed that, the maximum amount RGL and Readymix can recover in respect of all such claims is the aggregate purchase price paid for those businesses.

In connection with these internal transfers, CSR has agreed that, subject to certain exceptions, the CSR group will not compete with the businesses transferred to the RGL group or solicit or accept customers or solicit employees of Readymix, for a maximum period of three years after the relevant dates of transfer.

All of the internal restructure transfers were undertaken at fair market value in accordance with Australian Accounting Standards.

Consideration for the transfers to Readymix (approximately A$818 million) will be outstanding until shortly before the demerger. The consideration will be paid before the Effective Date by the issue by Readymix of promissory notes payable on demand. CSR will call for payment of the promissory notes immediately after implementation of the demerger. The promissory notes and all other intercompany debts owed by RGL and its subsidiaries to CSR and its subsidiaries will be repaid.

RGL has transferred to various CSR group members its interests in certain companies, including C Czarnikow Ltd (a company incorporated in the United Kingdom), so that the RGL group and CSR group will own the respective businesses they are described as owning in this booklet. Subject to obtaining necessary third party consents, it is intended to transfer the RGL group’s 50% interest in the New Zealand Sugar Company Limited (a company incorporated in New Zealand) to the CSR group before the Effective Date. The consideration for the transfers of these interests is their fair accounting value and will be paid in cash by the relevant CSR group members before the Effective Date. The transfers have been effected generally in accordance with the principle outlined above.

In connection with the internal restructure, CSR, RGL and certain of their subsidiaries are parties to other less significant agreements that will remain in force following the demerger.

9.4                              Financing arrangements

CSR and RGL’s existing financing arrangements are being restructured to accommodate the demerger. Parts 4.4(b) and 6.4(b) of this booklet describe the refinancing and the material financing agreements.

9.5                              Deed Poll

The Deed Poll sets out covenants given by RGL in favour of CSR shareholders, including that RGL will apply for admission to the official list of ASX and for official quotation of RGL shares on ASX and that RGL will issue RGL shares as contemplated by the Scheme.

If the Scheme becomes Effective, then CSR shareholders will appoint CSR as their agent and attorney to enforce the Deed Poll on their behalf. The terms of the Deed Poll are set out in full in part 11 of this booklet.

9.6                              Demerger Deed

Before the Effective Date, RGL and CSR will enter into a Demerger Deed, to facilitate the orderly separation of RGL from CSR. The arrangements are intended to assist RGL to function as an independent company after the demerger.

The key terms of the deed will be as follows.

(a)                                 Demerger principle

The underlying principle of the demerger is that, following its implementation the RGL group will have the entire economic benefit, commercial risk and liabilities of the businesses to be conducted by the RGL group companies after the demerger as though the RGL group companies had always owned and operated those businesses. The CSR group will have the entire economic benefit, commercial risk and liabilities of the businesses to be conducted by the CSR group after the demerger. RGL and CSR will acknowledge that the restructure of the RGL group within the CSR group prior to the demerger has occurred in accordance with the internal restructure agreements and the demerger principle.

(b)                                 Limited rights in accordance with the demerger principle

RGL and CSR will acknowledge that once the demerger is complete, no member of the CSR group will have any rights against, or obligations to, a member of the RGL group and no member of the RGL group will have any rights against, or obligations to, a member of the CSR group except those rights and obligations expressly contained in or conferred  by the Demerger Deed, the agreements effecting the internal restructure or any agreement between a member of the RGL group and a member of the CSR group executed after the Demerger Deed. The release of rights will include a release of rights to make a claim for loss or damage arising in relation to the internal restructure referred to in part 9.3 of this booklet and the demerger generally.

(c)                                 Accounting separation

The Demerger Deed will confirm that RGL and CSR will prepare separate accounts on a demerged basis from 1 April 2003, or such other date as may be agreed between CSR and RGL (provided where possible that such other date is the first day of the month in which the Demerger Date occurs).

(d)                                  Other assets

The RGL group and the CSR group will agree mechanisms for the future transfer between them of, or other access to, any asset, contract or intellectual property which either owns or holds after the Effective Date but which forms part of or is required to conduct the other’s business, which was incorrectly transferred as part of the internal restructure or the owning or holding of which is inconsistent with the demerger principle.

(e)                                  Additional liabilities

Each of RGL and CSR will accept any liabilities that in accordance with the demerger principle should have been assigned to, or assumed by, it pursuant to the internal restructure, but which were not so assigned or assumed.

(f)                                    Indemnity and claims management

CSR will grant RGL, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by RGL’s insurance) arising from any claim made against any of them arising from any actions or omissions done in relation to any of the businesses which are to be conducted by CSR after the demerger (or businesses that would have been conducted by CSR after the demerger except that those businesses have been closed before the demerger) which occur before the Effective Date, regardless of when the liability or loss to which the claim relates arises.

RGL will grant CSR, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by CSR’s insurance) arising from any claim made against any of them arising from any actions or omissions done in relation to any of the businesses which are to be conducted by RGL after the demerger (or businesses that would have been conducted by RGL after the demerger except that those businesses have been closed before the demerger) which occur before the Effective Date, regardless of when the liability or loss to which the claim relates arises.

It is not clear at law whether these indemnities would be enforceable in respect of fines or pecuniary penalties of a penal nature.

In accordance with the indemnity, CSR and RGL will agree arrangements pursuant to which the economic and management responsibility for claims will be determined in a manner reflecting the demerger principle. CSR and RGL will agree to assist each other in respect of the conduct of claims to which the indemnity relates.

Further, CSR will agree to indemnify RGL, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries against liability incurred by them arising from any claim made against them arising from a failure of this booklet, RGL’s listing memorandum or marketing or other material distributed or published in connection with the demerger (including any associated refinancing) to comply with any applicable legal requirement where the failure is caused by, or arises out of, information about the businesses which are to be conducted by CSR after the demerger (or businesses that would have been conducted by CSR after the demerger except that those businesses have been closed before the demerger).

RGL will agree to indemnify CSR, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries against liability incurred by them arising from any claim made against them arising from a failure of this booklet, RGL’s listing memorandum or marketing or other material distributed or published in connection with the demerger (including any associated refinancing) to comply with any applicable legal requirement where the failure is caused by, or arises out of, information about the businesses which are to be conducted by RGL after the demerger (or businesses that would have been conducted by RGL after the demerger except that those businesses have been closed before the demerger).

(g)                                 Insurance

RGL will be responsible for its own insurance arrangements, including directors’ and officers’ insurance following the demerger. However, the directors and officers of RGL and CSR at the Demerger Date will continue to have the benefit of the directors and officers run-off insurance held by CSR in respect of matters which occurred before the demerger takes effect.

(h)                                Guarantees and financial support

RGL will agree to use its best endeavours to procure the release of all guarantees and financial support given by the CSR group in respect of the businesses to be conducted by the RGL group after the demerger except as otherwise agreed. CSR will have reciprocal obligations.

Each of CSR and RGL will indemnify the other against liabilities in relation to such guarantees and financial support until they are released.

(i)                                    Statutory licences

CSR and RGL will agree to cooperate and to act reasonably in relation to the transfer of statutory licences from members of the CSR group to members of the RGL group.

(j)                                    Tax liability

Consistent with the demerger principle, RGL group will be responsible for, and will indemnify CSR in respect of, tax liabilities relating to the businesses to be conducted by RGL group companies after the demerger as though the relevant RGL group companies had always owned and operated those businesses, and the CSR group will be responsible for, and will indemnify RGL in respect of, tax liabilities relating to the businesses to be conducted by the CSR group after the demerger.

(k)                                Financial and tax assistance

RGL and CSR will assist each other in relation to past and future financial and tax matters and each will allow the other access to records in connection with the preparation of tax returns or tax audits by the ATO or State Revenue authorities.

(l)                                    Business records

RGL will agree to maintain the business records transferred to it as part of the internal restructure for a period of seven years after the demerger and allow CSR to access and make copies of those records.

CSR will agree to maintain any business records that relate to the RGL group’s businesses and which were not transferred to the RGL group as part of the internal restructure for a period of seven years after the demerger and allow RGL to access and make copies of those records.

9.7                              Transition and shared services arrangements

Before the Effective Date, RGL and CSR will enter into an agreement pursuant to which CSR will supply, or procure the supply of, a variety of services to the RGL group during a transitional period. It is expected that the transitional period will be no more than 18 months and with respect to some services a shorter period.

The services to be provided include:

•                                           administrative and processing resources for payroll, employee share plan and general accounting services;

•                                           access to and use of certain IT environments and networks;

•                                           access to certain IT systems and resources so that RGL may create its own version of those systems; and

•                                           access to shared premises.

CSR will invoice RGL monthly for the services provided. The services will be charged at cost.

CSR will only be liable for loss or damage suffered by RGL where that loss or damage was due to the fraud or wilful default of CSR. CSR’s liability will be limited to the resupply of the service or payment for its resupply, at CSR’s option.

A party will be able to terminate the agreement for an unremediated breach by the other or if an insolvency event happens to the other. CSR will also be able to terminate the agreement if RGL proposes a scheme of arrangement with its members or a person obtains voting power (as that term is defined in the Corporations Act) of 50% or more in RGL.

With effect on and from the Demerger Date, the CSR group and the RGL group will each grant the other a consideration free licence to use the copyright in certain works which are required for the business operations of the RGL group and CSR group respectively.

CSR will licence the RGL group to continue to display ‘CSR’ in its signage (including on vehicles and at sites) for 12 months from 28 March 2003 to enable the RGL group to remove it in an orderly manner.

9.8                              Workers’ compensation and superannuation arrangements

(a)                                  Workers’ compensation

CSR and RGL will enter into deeds of indemnity and management agreements relating to workers’ compensation before the Effective Date. The deeds of indemnity will provide for indemnities in respect of common law and statutory workers’ compensation liabilities after the demerger, the key features of which are consistent with the following principles:

•                                           RGL will be responsible for all common law and statutory workers’ compensation claims which have arisen or arise out of the businesses to be conducted by companies in the RGL group after the demerger.

•                                           CSR will be responsible for all common law and statutory workers’ compensation claims which have arisen or arise out of the businesses to be conducted by companies in the CSR group after the demerger.

•                                           RGL will indemnify CSR in respect of any amounts CSR is required to pay as a consequence of a common law or statutory workers’ compensation claim for which RGL is responsible.

•                                           Pursuant to management agreements between RGL and CSR, the party responsible for the payment of any claim will also be responsible for its administration and defence.

(b)                                  Superannuation

The CSR Australian Superannuation Fund and the Monier PGH Superannuation Fund will continue to provide ongoing benefits for employees of CSR and RGL in Australia (including expatriates in China and Hong Kong). For a period of up to eight years after the demerger, CSR and RGL will each separately cover 50% of the funding of the accrued defined benefit liabilities of the CSR Australian Superannuation Fund as at the Demerger Date, which will be revalued by the actuary at least annually. Subject to that arrangement, RGL and CSR will be separately responsible for funding defined benefits and accumulation benefits for their respective employees and CSR will continue to be responsible for pensioners and deferred members as at the Demerger Date.

9.9                              Third party consents and disclaimers

(a)                                  Third party consents to be named

The following parties consent to being named in this booklet on the terms set out in part 9.9(c):

•                                           ABN AMRO Corporate Finance Australia Limited as joint financial adviser to CSR;

•                                           Credit Suisse First Boston Australia Limited as joint financial adviser to CSR;

•                                           Freehills as legal adviser to CSR; and

•                                           Computershare Investor Services Pty Limited as the CSR registry.

(b)                                  Third party consents to be named and to the inclusion of information

The following parties consent, on the terms set out in part 9.9(c), to the inclusion of the following information in this booklet in the form and context in which it is included and to all references in this booklet to that information in the form and context in which they appear:

•                                           KPMG Corporate Finance – to be named as the independent expert and to the inclusion of the independent expert’s report in part 11 of this booklet and other statements based on statements made by KPMG Corporate Finance in that report;

•                                           Ernst & Young Corporate Finance – to be named as the investigating accountant in relation to, and to the inclusion of the investigating accountant’s report on, forecast financial information in part 13 of the booklet and other statements based on statements or figures in that report;

•                                           Ernst & Young – to be named as the investigating accountant in relation to, and to the inclusion of the investigating accountant’s report on, historical financial information in part 13 of this booklet and other statements based on statements or figures included in that report;

•                                           Dodge – as to the inclusion in this booklet of statements made by it (and expressly attributed to it) in parts 3 and 4 of this booklet; and

•                                           Standard & Poor’s and Fitch – as to the inclusion in this booklet of statements made by them (and expressly attributed to them) concerning the indicative credit ratings of CSR and RGL after the demerger;

•                                           BIS Shrapnel – as to inclusion in this booklet of statements made by it (and expressly attributed to it) in parts 5 and 6 of this booklet;

•                                           F. O. Licht – as to the inclusion in this booklet of statements made by it (and expressly attributed to it) in parts 5 and 6 of this booklet; and

•                                           C. Czarnikow Limited – as to the inclusion in this booklet of statements made by it (and expressly attributed to it) in parts 5 and 6 of this booklet.

(c)                                  Third party disclaimers of responsibility

Each person named in either of parts 9.9(a) or 9.9(b) of this booklet:

•                                           does not make, or purport to make, any statement in this booklet or any statement on which a statement in this booklet is based other than, in the case of a person referred to in part 9.9(b), a statement included in this booklet with the consent of that party; and

•                                           to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this booklet, other than a reference to its name and, in the case of a person referred to in part 0, any statement or report which has been included in this booklet with the consent of that party.

(d)                                  Consents and disclaimers for proposed RGL and CSR directors

The following persons are proposed to be appointed as directors of RGL on or shortly after the Demerger Date:

•                                           Marshall Criser; and

•                                           Walter Revell.

Neither of these persons has had any involvement in the preparation of this booklet and each expressly disclaims and takes no responsibility for any part of this booklet.

Barry Jackson is proposed to be appointed as a director of CSR on or shortly after the Demerger Date. He has had no involvement in the preparation of this booklet and expressly disclaims and takes no responsibility for any part of this booklet.

9.10                       Overview of new RGL constitution

RGL will adopt a new constitution immediately before the demerger is implemented. A copy of the RGL constitution may be obtained by calling (02) 9235 8172 during business hours or visiting www.csr.com.au. Rights are conferred on shareholders by the constitution, the Corporations Act and the general law. In summary, the new constitution of RGL sets out the following rights attaching to RGL shares. This is not an exhaustive list of rights of RGL shareholders.

(a)                                  Issue of further RGL shares

There is no limit to the number of RGL shares which may be issued. RGL shares may be issued by the directors of RGL on such terms and conditions as the directors think fit, subject to the Corporations Act, the Listing Rules and any rights attaching to specific classes of shares in RGL.

(b)                                  Transfer of RGL shares

After RGL is listed, RGL shares may be transferred, subject to the Listing Rules and RGL’s constitution:

•                                           using the CHESS transfer system;

•                                           by written transfer in any usual or common form; or

•                                           any form approved by the directors of RGL.

The directors of RGL are entitled to refuse to register a transfer if it has been made in breach of the Listing Rules or the constitution of RGL. The directors may, if permitted to do so by the Securities Clearing House (SCH) Business Rules, request the SCH to apply a holding lock to prevent a transfer of RGL shares on the CHESS subregister.

The constitution also contains a provision which enables RGL to request shareholders holding less than one marketable parcel to elect to retain their shares or have them sold by RGL in accordance with the Listing Rules. In addition, the constitution contains a power for RGL to divest holdings of less than one marketable parcel where the relevant holding is a new holding created by a transfer of a parcel of shares that was less than a marketable parcel at the time the transfer document was initiated or, in the case of a paper based transfer, was lodged with RGL. A marketable parcel is currently a parcel of shares worth not more than A$500.The demerger may result in some shareholders not having a marketable parcel of RGL shares (or CSR shares) even though they have a marketable parcel of CSR shares before the demerger.

(c)                                  Proportional takeovers

The constitution contains provisions dealing with proportional takeover offers for RGL shares in accordance with the Corporations Act. The provisions are designed to assist shareholders to receive proper value for their shares if a proportional takeover bid is made for RGL.

If a proportional takeover bid is made for RGL, the constitution requires the directors to convene a meeting of shareholders to vote on the bid. If a resolution to approve the bid is rejected, the bid cannot proceed. However, if a meeting is not convened or if a resolution is passed approving the bid, the bid can proceed.

These provisions must be renewed every three years or they will cease to have effect. The current provisions will take effect from the Effective Date  and will expire three years after that date unless renewed by a special resolution of shareholders.

The proportional takeovers provisions in the constitution do not apply to a full takeover bid.

(d)                                  General meetings

Each RGL shareholder is entitled to receive notice of, and attend and vote at, general meetings of RGL. RGL shareholders are also entitled to receive all notices, accounts, reports and all other documents required to be sent to RGL shareholders under the Corporations Act or the Listing Rules. All notices and other documents must be delivered to RGL shareholders by RGL either personally, by post to their registered address, by facsimile to a facsimile number or by electronic notification to the address supplied by each RGL shareholder.

Under the Corporations Act, RGL shareholders with at least 5% of the votes that may be cast at a general meeting of RGL or at least 100 RGL shareholders who are entitled to vote at a general meeting may request in writing the directors of RGL to call and arrange to hold a general meeting. If the directors do not call a meeting within the prescribed period, RGL shareholders with more than 50% of the votes of the RGL shareholders making the request may call and arrange to hold a general meeting of RGL and RGL must pay reasonable expenses incurred by the RGL shareholders because the directors failed to call and arrange to hold the meeting.

(e)                                  Voting

Each RGL shareholder who is entitled to vote may vote in person, by proxy, by attorney or, if the RGL shareholder is a corporation, by corporate representative.

Each RGL shareholder present in person and each other person present as a proxy, attorney or corporate representative has one vote on a show of hands. On a poll, each RGL shareholder present in person and each other person present as a proxy, attorney or corporate representative has one vote for each fully paid RGL share held by that RGL shareholder.

(f)                                    Directors

The maximum number of non-executive directors permitted under the constitution is 10, and the minimum number is five. The maximum number of executive directors permitted under the constitution is three.

Each director of RGL, with the exception of the managing director, must not hold office (without re-election) past the third annual general meeting of RGL following appointment or three years, whichever is longer. If a director is appointed by the directors of RGL, for example to fill a casual vacancy, that director will only hold office until the next annual general meeting. At that annual general meeting any director so appointed may stand for election.

The total remuneration paid to all non-executive directors of RGL will not exceed A$850,000 a year (exclusive of superannuation) unless otherwise agreed by RGL shareholders at a general meeting.

(g)                                 Dividends

The directors of RGL may determine the amount and timing of dividends, subject to the Corporations Act, the constitution and the rights of holders (if any) of shares in RGL with special rights to dividends.

Subject to the terms of issue of any particular shares in RGL, all RGL shareholders will receive the same amount per RGL share they hold when a dividend is paid. If there are any holders of partly paid shares in RGL, holders of such partly paid shares in RGL will receive a proportion of the dividend per share representing the proportion to which those shares are paid up.

(h)                                 Reduction of capital

RGL may make a reduction of capital and capital distribution either by cash or in specie, including by issue or transfer of shares or other securities. In the event RGL makes a capital distribution by issue or transfer of shares or other securities, under the terms of the RGL constitution, each RGL shareholder appoints RGL as his or her agent to do anything needed to give effect to that distribution, including agreeing to become a member of the company in which the shares or other securities are issued or transferred.

(i)                                    Winding up

On the winding up of RGL, a liquidator may, with the approval of a special resolution of RGL shareholders, distribute the property of RGL between any persons holding RGL shares in such proportions as the liquidator determines.

(j)                                    Directors’ indemnity

To the extent permitted by law, the constitution requires that RGL indemnify, on a full indemnity basis, each current and former director, secretary and executive officer of RGL, and such other officers or former officers of RGL or its subsidiaries as the directors in each case determine, against all losses, liabilities, costs, charges and expenses incurred by them in their capacity as an officer of RGL or of a subsidiary.

9.11                       ASX listing

On or about the date of this booklet RGL will apply to ASX for admission to the official list and for quotation of RGL shares on the stock exchange operated by ASX. Such application will be conditional upon the approval of the Scheme and the Capital Reduction.

RGL will apply to participate in CHESS. RGL will issue a holding statement to each new RGL shareholder within five business days of issuing the RGL shares. Such holding statement will state the number of RGL shares issued to each new RGL shareholder and will set out the holding identification number (HIN), in relation to a holding on the CHESS subregister and the security holder reference number (SRN) in relation to a holding on the issuer sponsored subregister.

9.12                       Auditor

Deloitte Touche Tohmatsu will act as the auditor for RGL on and from the date of the demerger.

9.13                       RGL capital structure

RGL currently has 1,690 fully paid ordinary shares on issue, which are all held by CSR. As soon as practicable after the demerger, these shares will be sold on market by CSR.

If the demerger is implemented, RGL will issue one fully paid ordinary share for each CSR share on issue on the Record Date in accordance with the Scheme. As at 31 January 2003, CSR had a total of 938,944,438 CSR shares on issue (and there were 9,873,668 options over unissued CSR shares outstanding, some of which may be exercised before the Record Date).

No RGL shares have been sold in the six months immediately before the date on which this booklet was lodged with ASIC.

9.14                       Directors’ fees

RGL’s constitution provides that the maximum aggregate remuneration of non-executive directors of RGL will not be more than A$850,000 a year (exclusive of superannuation) or such other amount as is determined by the company in general meeting from time to time. This remuneration may be divided among the directors of RGL in such proportions as they decide.

The directors of RGL have decided that they and the proposed directors of RGL will initially be remunerated (yearly) as follows:

John Morschel (Chairman)	A$	240,000
Marshall Criser (Deputy Chairman)	A$	170,000
John Arthur	A$	80,000
John Ballard	A$	80,000
Walter Revell	A$	80,000

CSR’s constitution has similar provisions, however, the maximum aggregate remuneration of non-executive directors of CSR is A$750,000. It is the intention of those directors remaining with CSR that the initial remuneration paid post demerger to the CSR chairman and non-executive directors will be:

Ian Blackburne (Chairman)	A$	175,000
Carolyn Hewson	A$	70,000
Barry Jackson	A$	70,000
John Wylie	A$	70,000

In addition, the non-executive directors (other than the chairman) of both RGL and CSR will receive committee fees of A$12,000 per committee chairman and A$6,000 per committee member.

9.15                       Indemnity, insurance and access for RGL directors

(a)                                  Deeds of indemnity, insurance and access for directors of RGL

At the time of their appointment, RGL has or will  enter into deeds of indemnity, insurance and access with each of the current and proposed directors of RGL. In summary, each deed provides:

•                                           an indemnity, to the extent permitted by law, in favour of the director of RGL against liability which is incurred by the director in his or her capacity as a director of RGL and subsidiaries of RGL;

•                                           that RGL must effect and maintain for the entire period for which the director is a director of RGL and for seven years after the date they cease to be a director of RGL, directors’ and officers’ insurance for the benefit of the director on terms and conditions which are appropriate for a reasonably prudent company in RGL’s circumstances which is acting fairly;

•                                           that RGL must maintain a copy of RGL board papers for a period of seven years after the date of the board or committee meeting for which the board papers were prepared or for a longer period if legal proceedings are current in respect of the board papers; and

•                                           that a former director of RGL may, after they cease to be a director of RGL, inspect and take copies of RGL board papers that were circulated during that former director’s term as a director of RGL, and which have been retained by RGL, for the purpose of defending any claim made against the former director.

(b)                                  CSR indemnity for proposed RGL directors

CSR has agreed to indemnify the proposed RGL directors to the maximum extent permitted by law against any liability incurred by a proposed director of RGL in connection with the demerger including for the proposed directors of RGL having signed RGL’s listing memorandum. CSR has the right to control any action against a proposed director of RGL that could result in any payment being made to that proposed RGL director under the indemnity and to seek reimbursement from the proposed RGL director if any payment is subsequently found not to be authorised by law, under the indemnity or for which the proposed RGL director is otherwise insured.

(c)                                  Indemnities under RGL’s constitution

The indemnification of RGL directors in accordance with the company’s constitution is summarised in part 9.10(j) of this booklet.

9.16                       Directors’ interests

Other than the following marketable securities in CSR, which are held by or on behalf of the directors, no marketable securities are held by or on behalf of any CSR directors as at the date of lodgement of this booklet with ASIC for registration.

Director	CSR shares held by or on behalf of the director	Options held by or on behalf of the director
John Morschel	37,929
John Arthur	16,108
John Ballard	20,000
Ian Blackburne	24,000
Alec Brennan	537,722	300,000
David Clarke	88,294	400,000
Carolyn Hewson	22,982
Peter Kirby	1,132,765	550,000
John Wylie	32,438

Under CSR’s Employee Share Acquisition Plan (ESAP), CSR directors may forgo part of their cash remuneration to acquire CSR shares under ESAP (refer part 7.2(b)). Participating CSR directors may therefore acquire additional CSR shares under ESAP after the date of this booklet.

No marketable securities are held in RGL by or on behalf of CSR directors as at the time this booklet is lodged with ASIC for registration.

9.17                       Agreements or arrangements with the directors of CSR

Except as set out in part 7 of this booklet and below, there are no agreements or arrangements made between a director of CSR and another person in connection with or conditional on the outcome of the Scheme. The appointments of David Clarke and Alec Brennan as Managing director of RGL and CSR respectively are conditional on the demerger proceeding.

9.18                       Payments or other benefits to directors, secretaries or executive officers of CSR

Other than as described below, it is not intended that any payment or other benefit will be made or given to any director, secretary or executive officer of CSR or of any corporation related to CSR as compensation for loss of, or as consideration for or in connection with, his or her retirement from office as director, secretary or executive officer of CSR or any corporation related to CSR as a result of the demerger.

Peter Kirby, the current managing director and chief executive officer of CSR will retire from those positions on 31 March 2003. Mr Kirby’s departure is not dependent on the demerger proceeding. He will, however, remain employed with the CSR group until 31 July 2003. In addition to his remuneration for work done as an employee, on the date of his termination he will receive a termination payment of A$4,725,000 in accordance with his employment contract. He will also receive payments for accrued annual leave of A$56,510 and for accrued long service leave of A$221,140. Payments made to Mr Kirby are also set out in parts 7.2(a) (Executive Share Option Plan), 7.2(b) (Employee Share Acquisition Plan) and 7.2(d) Cash Award Share Plan (CASP).

If the demerger proceeds, John Morschel, John Ballard and John Arthur, who are currently non-executive directors of RGL and CSR, will retire from the CSR board. These retiring directors are entitled to retirement benefits under CSR’s non-executive directors’ retirement plan. That plan provides for payment of a maximum amount equal to a director’s last three years’ remuneration after five years of service (pro rata for a lesser period). Any superannuation entitlements attributable to compulsory company contributions are deducted from this allowance.

Rather than CSR paying retirement benefits to these directors when they retire from the CSR board, RGL will adopt a similar non-executive directors’ retirement plan and periods of service as a CSR director or as a director of a related body corporate of CSR will be treated as periods of service as an RGL director for the purposes of calculating benefits under that plan.

It is intended that the following payments will be made to persons who are currently directors, secretaries or executive officers of corporations related to CSR as compensation for loss of office, or as consideration for or in connection with their retirement from office, as a result of the demerger.

Amount of payment	Number of persons
A$170,001 – A$180,000	1
A$230,001 – A$240,000	2
A$240,001 – A$250,000	1

9.19                       Directors’ intentions in relation to the business, assets and employees of CSR

Other than as set out in this booklet, after the demerger, the CSR directors intend:

•                                           that the businesses within the RGL group will be conducted as set out in parts 3 and 4 and that the businesses within the CSR group will be conducted as set out in parts 5 and 6 (however, these businesses will be the responsibility of the new boards of RGL and CSR respectively and therefore beyond the control of the CSR board as currently constituted); and

•                                           to continue the employment of the present employees of CSR, except those employees of CSR who have or will cease employment with CSR and commence employment with RGL or cease employment with CSR through redundancy.

9.20                       Independent expert

KPMG Corporate Finance has prepared the independent expert’s report set out in part 12 of this booklet advising as to whether, in its opinion, the demerger is in the best interests of CSR shareholders as a whole and as to whether the demerger will materially prejudice CSR’s creditors. KPMG Corporate Finance will be paid a total fee of A$300,000 plus out-of-pocket expenses for the preparation of its report.

9.21                       Capital raising by RGL

RGL has not raised any capital for the three months before the date of lodgment of this booklet for registration by ASIC and does not expect that it will need to raise any capital in the three months after the date of lodgment of this booklet for registration by ASIC (other than as contemplated by this booklet).

9.22                       Regulatory and legal

(a)                                  Foreign exchange controls

The Reserve Bank of Australia generally does not restrict the import and export of A$. There are currently no exchange controls or other limitations, other than any applicable withholding of Australian tax, which restrict the remittance of any dividends, interest or other payments by CSR and RGL to non-resident holders of CSR and RGL shares outside Australia, provided that they are not nationals of or connected with Iraq, Libya, the

National Union for the Total Independence of Angola (UNITA), or the former government of the Federal Republic of Yugoslavia. Restrictions also apply to transactions or dealings connected with the Taliban (otherwise known as the Islamic Emirate of Afghanistan), Usama bin Laden, the Al-Qaida organisation and other persons and entities identified as terrorists or sponsors of terrorism.

(b)                                  Restrictions on foreign ownership

The Foreign Acquisition and Takeovers Act 1975 (Cth) (FATA) may affect the right of persons resident in foreign jurisdictions to hold or vote RGL and CSR shares. Acquisitions of shares in Australian companies by foreign persons are subject to review and approval by the Treasurer of the Commonwealth of Australia under the FATA. Approval is required for an acquisition by a foreign person or associated foreign persons which would result in a holding of 15% of the issued shares of, or control of 15% or more of the voting power in, an Australian company. The FATA also applies to any acquisition by non-associated foreign persons which would result in a holding by those persons of 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

9.23                       Supplementary disclosure

CSR will issue a supplementary document to this booklet if, between the date of lodgment of this booklet for registration by ASIC and the date on which RGL is admitted to the official list of ASX, it becomes aware:

•                                           that any statement in this booklet is or becomes materially misleading (including by way of omission);

•                                           of a significant change affecting a matter included in this booklet; or

•                                           that a significant new matter has arisen and it would have been required to be included in this booklet if it had arisen before the date of lodgment of this booklet for registration by ASIC.

Depending on the nature and timing of the changed circumstances and subject to obtaining relevant approvals, CSR may circulate and publish any supplementary document by:

•                                           placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;

•                                           posting the supplementary document on CSR’s website; or

•                                           making an announcement to ASX.

9.24                       Other material information

Except as set out in this booklet, there is no other information within the knowledge of any director of CSR material to the making of a decision in relation to the Scheme which has not previously been disclosed to CSR shareholders.

Part 10

Scheme of arrangement

This scheme of arrangement

is made under section 411 of the Corporations Act 2001 between the following parties:

1.                                     CSR Limited
ABN 90 000 001 276
of Level 4, 9 Help Street, Chatswood, NSW 2067, Australia
(CSR)

2.                                     The holders of fully paid ordinary shares in CSR

1                                        Introduction

1.1                              CSR

CSR is:

(a)                                  a public company incorporated in the Commonwealth of Australia and taken to be registered in New South Wales;

(b)                                 a company limited by shares; and

(c)                                  admitted to the official list of ASX and its fully paid CSR Shares are quoted on the stock market conducted by ASX.

1.2                              RGL

RGL is:

(a)                                  a public company incorporated in the Commonwealth of Australia and taken to be registered in New South Wales;

(b)                                 a company limited by shares; and

(c)                                  and will be, until the Demerger Date, a wholly owned subsidiary of CSR.

1.3                              Deed Poll

RGL has executed the Deed Poll pursuant to which it has covenanted to provide the Scheme Consideration to Scheme Participants in accordance with this Scheme on the terms and conditions contained in the Deed Poll.

1.4                              Scheme

If this Scheme becomes Effective then:

(a)                                  RGL will provide the Scheme Consideration to Scheme Participants in accordance with the provisions of this Scheme;

(b)                                 RGL will cease to be a wholly owned subsidiary of CSR from the Demerger Date; and

(c)                                  CSR will reduce its share capital by the Capital Reduction Amount and will declare and pay the Demerger Dividend.

2                                        Definitions and interpretation

2.1                              Definitions

In this Scheme:

ASIC means the Australian Securities & Investments Commission;

ASX means Australian Stock Exchange Limited;

Business Day means a business day for the purposes of the Listing Rules;

Capital Reduction means a reduction in the capital of CSR by A$1,260.3 million applied equally against the number of CSR Shares on issue on the Record Date as described in resolution 1 of the notice of general meeting set out in part 15 of the Scheme Booklet;

Capital Reduction Amount means A$0.84 per CSR Share on issue on the Record Date;

Capital Reduction Entitlement in relation to a Scheme Participant means the Capital Reduction Amount multiplied by the number of CSR Shares held by the Scheme Participant as at the Record Date;

CHESS means the clearing house electronic sub–register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited;

Constitution means the constitution of CSR as amended from time to time;

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act;

Court means the Federal Court of Australia;

CSR Board means the board of directors of CSR from time to time;

CSR Member means each person who is registered in the CSR Register as the holder of CSR Shares;

CSR Register means the register of members of CSR;

CSR Shares means fully paid ordinary shares in CSR;

Deed Poll means the deed poll dated 3 February 2003 executed by RGL in favour of Scheme Participants (subject to any amendments permitted by its terms);

Demerger means the demerger of RGL from CSR to be effected by the declaration and payment of the Demerger Dividend and implementation of the Scheme and the Capital Reduction.

Demerger Date means the fifth Business Day after the Record Date;

Demerger Dividend means a dividend of A$0.69 per CSR Share on issue on the Record Date;

Demerger Dividend Entitlement in relation to a Scheme Participant means the amount of the Demerger Dividend multiplied by the number of CSR Shares held by the Scheme Participant as at the Record Date;

Demerger Documents means this Scheme and the Deed Poll;

Effective means, in relation to this Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) of the Corporations Act approving this Scheme;

Effective Date means the date on which this Scheme becomes Effective;

End Date means 30 June 2003 or such later date as the Court approves with the consent of CSR;

Ineligible Overseas Shareholder means each Scheme Participant whose address as shown in the CSR Register as at the Record Date is a place outside:

(a)                                 Australia and its external territories, Abu Dhabi (United Arab Emirates), Hong Kong, New Zealand, Singapore, the United Kingdom or the United States of America; and

(b)                                a place in respect of which CSR is satisfied before the Demerger Date that the laws of the place permit the issue and allotment of RGL Shares to that Scheme Participant either unconditionally or after compliance with conditions or legal requirements which CSR in its sole discretion regards as acceptable and not unduly onerous;

Listing Rules means the listing rules of ASX and any other rules of ASX which are applicable while the relevant entity is admitted to the official list of ASX, each as amended or replaced from time to time and as modified by any express written waiver or exemption given by ASX;

Material Adverse Change means:

(c)                                 in relation to CSR, any matter, event or circumstance that is, or is reasonably likely to be, materially adverse to:

(1)                           the business, operations or financial condition (including provisions, liabilities and contingent liabilities) of CSR and its subsidiaries taken as a whole (excluding RGL and any company that is or will be on completion of the Demerger, a subsidiary of RGL);

(2)                           the ability of CSR to perform its obligations under this Scheme; or

(3)                           the status of any Regulatory Approvals which have been granted and affect the Scheme;

(d)                                in relation to RGL, any matter, event or circumstance that is, or is reasonably likely to be, materially adverse to:

(1)                           the business, operations or financial condition (including provisions, liabilities and contingent liabilities) of RGL and any company that is or will be on completion of the Demerger, a subsidiary of RGL, taken as a whole;

(2)                           the ability of RGL to perform its obligations under the Deed Poll, or the steps attributed to it under this Scheme; or

(3)                           the status of any Regulatory Approvals which have been granted and affect the Scheme;

Nominee means a nominee as appointed by CSR for the purposes of this Scheme;

Record Date means 5.00 pm Sydney time on the fifth Business Day following the Effective Date;

Regulatory Approvals means such approvals, consents, waivers or other acts from or by Regulatory Authorities as are necessary or, in the reasonable opinion of CSR, desirable to implement the Demerger;

Regulatory Authority includes:

(a)                                  ASX, ASIC and the Australian Competition and Consumer Commission;

(b)                                a government or governmental, semi-governmental or judicial entity or authority;

(c)                                 a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; and

(d)                                any regulatory organisation established under statute;

RGL means Rinker Group Limited ABN 53 003 433 118;

RGL Constitution means the constitution of RGL from time to time;

RGL Register means the register of members of RGL;

RGL Shares means fully paid ordinary shares in RGL;

Scheme means the scheme of arrangement between CSR and the holders of fully paid ordinary shares in CSR as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act;

Scheme Booklet means the booklet dated 7 February 2003, approved by the Court pursuant to section 411(1) of the Corporations Act and sent to CSR Members pursuant to section 412(1)(a) of the Corporations Act explaining the Demerger and containing, among other things, the explanatory statement in relation to this Scheme;

Scheme Consideration means the issue of one RGL Share for each CSR Share held by a Scheme Participant as at the Record Date;

Scheme Meeting means the meeting of CSR Members ordered by the Court to be convened under section 411(1) of the Corporations Act;

Scheme Participant means, subject to clause 8.1, a CSR Member as at the Record Date; and

Second Court Date means the date on which the application made to the Court for an order for the purposes of section 411(4)(b) of the Corporations Act approving this Scheme is first heard.

2.2                              Interpretation

In this Scheme, headings and bold type are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a)                                  words importing the singular include the plural and vice versa;

(b)                                 words importing a gender include any gender;

(c)                                  other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning;

(d)                                 a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any Regulatory Authority;

(e)                                  a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this Scheme, and a reference to this Scheme includes any annexure and schedule;

(f)                                    a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another Regulatory Authority with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(g)                                 a reference to any document (including this Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(h)                                 the word ‘includes’ in any form is not a word of limitation;

(i)                                     a reference to ‘A$’ is to the lawful currency of the Commonwealth of Australia;

(j)                                     a reference to ‘US$’ is the lawful currency of the United States of America;

(k)                                  a reference to any time is a reference to that time in Sydney, Australia; and

(l)                                     a term defined in or for the purposes of the Corporations Act (other than one defined in clause 2.1) has the same meaning when used in this Scheme.

2.3                              Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the next Business Day.

3                                        Conditions and Effectiveness of this Scheme

3.1                              Conditions

This Scheme is conditional upon the satisfaction or waiver of each of the following conditions precedent:

(a)                                  Directors’ recommendation: between the date of the Scheme Booklet and the Scheme Meeting, a majority of the directors of CSR recommending and not changing or withdrawing their recommendation to CSR Members to vote in favour of the Scheme;

(b)                                 CSR Member Approval (Scheme): CSR Members approving this Scheme by the requisite majorities under the Corporations Act and the Constitution;

(c)                                  CSR Member Approval (Capital Reduction): CSR Members approving the Capital Reduction by the requisite majority under the Corporations Act and the Constitution before the Second Court Date;

(d)                                 [Other Member approvals: CSR Members making any other resolutions necessary or desirable for the purposes of the Demerger by the requisite majorities under the Corporations Act, the Listing Rules and the Constitution;]

(e)                                  Regulatory Approvals: all Regulatory Approvals being obtained before 9.00 am on the Second Court Date either unconditionally or on conditions reasonably satisfactory to CSR;

(f)                                    Restraints: no temporary restraining order, preliminary or permanent injunction or other order being issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Demerger being in effect at 9.00 am on the Second Court Date;

(g)                                 Material Adverse Change: no Material Adverse Change occurring and still existing at 9.00 am on the Second Court Date;

(h)                                 Refinancing: the financing arrangements of RGL, CSR and their respective subsidiaries being restructured on terms acceptable to RGL and CSR, substantially as described in parts 4.4(b) and 6.4(b) of the Scheme Booklet, including satisfaction of the conditions of the consent solicitations in relation to the US$ bonds that mature in 2004 and 2025;

(i)                                     Demerger Dividend: the CSR Board declaring the Demerger Dividend on or before the Second Court Date and resolving to pay it in accordance with the requirements of the Demerger Documents;

(j)                                     Court Approval (Scheme): the Court approving this Scheme in accordance with section 411(4)(b) of the Corporations Act and the lodgment with ASIC of an office copy of the order of the Court; and

(k)                                  ASX approvals:  ASX approving the admission of RGL to the official list of ASX, and granting permission for official quotation of the RGL Shares to be issued under this Scheme on the stock market conducted by ASX, subject only to this Scheme becoming Effective and such other conditions as may be acceptable to both CSR and RGL (acting reasonably).

3.2                              Waiver of certain conditions precedent

(a)                                  Subject to clause 3.2(b), the conditions precedent in clause 3.1 are for the benefit of CSR and only CSR may waive the non-fulfilment (or the requirement for fulfilment) of those conditions precedent, which waiver must be in writing in order for the waiver to be effective.

(b)                                 Only the conditions precedent in clauses 3.1(a), 3.1(d), 3.1(g) and 3.1(h) may be waived, and the conditions precedent in clauses 3.1(g) and 3.1(h) may be waived only with the prior written consent of RGL (such consent not to be unreasonably withheld).

(c)                                  A waiver of the non-fulfilment in respect of one condition precedent does not constitute a waiver of the non-fulfilment of any other condition precedent resulting from the same event.

3.3                              Certificate in relation to conditions

CSR shall provide and shall procure RGL to provide, to the Court on the Second Court Date a certificate confirming whether or not all the conditions precedent in this Scheme (other than the condition in clause 3.1(j)) have been satisfied or waived.

3.4                              Regulatory Approval

For the purposes of clause 3.1(a), a Regulatory Approval will be regarded as having been obtained even though a condition has been attached to that Regulatory Approval, if CSR determines to treat the approval as having been obtained.

3.5                              Effective Date

This Scheme will take effect on and from the Effective Date.

3.6                              End Date

This Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date.

4                                        Payment of Demerger Dividend

(a)                                  On the Demerger Date CSR will pay the Demerger Dividend.

(b)                                 CSR will pay each Scheme Participant’s Demerger Dividend Entitlement in accordance with clause 6.2(a).

5                                        Capital Reduction

(a)                                  On the Demerger Date CSR will reduce its share capital by the Capital Reduction Amount.

(b)                                 CSR will pay each Scheme Participant’s Capital Reduction Entitlement in accordance with clause 6.2(a).

6                                        This Scheme

6.1                              Effectiveness of Scheme

This Scheme will take effect on and from the Effective Date.

6.2                              Implementation of Scheme

On the Demerger Date, without the need for any further act by a Scheme Participant:

(a)                                  CSR will provide the Capital Reduction Entitlement and Demerger Dividend Entitlement of each Scheme Participant to RGL on behalf of the Scheme Participants as consideration for the provision by RGL of the Scheme Consideration to the Scheme Participants or the Nominee as required by the Deed Poll; and

(b)                                 CSR will procure that, in consideration of the provision to RGL by CSR of the Capital Reduction Entitlement and Demerger Dividend Entitlement of each Scheme Participant, RGL provides the Scheme Consideration:

(1)                                 in the case of a Scheme Participant who is an Ineligible Overseas Shareholder, to the Nominee on behalf of that Scheme Participant; or

(2)                                 in all other cases, to the Scheme Participant,

in accordance with clause 9.2.

7                                        Ineligible Overseas Shareholders

In respect of Ineligible Overseas Shareholders, CSR will procure that the Nominee as soon as reasonably practicable:

(1)                                 sells for the benefit of the Scheme Participant all the RGL Shares issued to the Nominee on behalf of that Scheme Participant under the Deed Poll;

(2)                                 accounts to the Scheme Participant for the net proceeds of sale (on an averaged basis so that all Ineligible Overseas Shareholders receive the same price per RGL Share, subject to rounding to the nearest whole cent) and any income referable to those RGL Shares, after deduction of any applicable brokerage, taxes and charges, at the Scheme Participant’s risk in full satisfaction of the Scheme Participant’s rights under the Deed Poll and clause 6.2(b)(1); and

(3)                                 remits the amounts due to the Scheme Participant under clause 7(2) to the Scheme Participant, such amounts to be dispatched by mail to the Scheme Participant’s address as shown in the CSR Register at the Record Date by cheque either (at CSR’s election) in:

(A)                             Australian currency drawn on an Australian bank; or

(B)                               the currency of the country of the Scheme Participant’s address in the CSR Register at the Record Date, being converted at the exchange rate between that currency and Australian currency at a date not more than 15 Business Days after the sale of the last of all of the Scheme Participants’ entitlements, at the direction of CSR.

8                                        Dealings in CSR Shares

8.1                              Determination of Scheme Participants

For the purpose of establishing who are Scheme Participants, dealings in CSR Shares will be recognised only if:

(a)                                  in the case of dealings of the type to be effected using CHESS, the transferee is registered in the CSR Register as the holder of the relevant CSR Shares by the Record Date; and

(b)                                 in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the CSR Register is kept, and CSR will not accept for registration or recognise for the purpose of establishing who are Scheme Participants any transmission application or transfer in respect of CSR Shares received after the Record Date.

8.2                              CSR Register

CSR will use the CSR Register in the form contemplated by clause 8.1 to determine entitlements to the Scheme Consideration.

9                                        General Scheme provisions

9.1                              Alterations or conditions

CSR may, by its counsel and with the consent of RGL, consent, on behalf of all persons concerned, to any alterations or conditions to this Scheme as the Court thinks just to impose.

9.2                              Steps to be taken by RGL

(a)                                  On or before the Effective Date, CSR will procure that RGL applies for admission to the official list of ASX and for the quotation of RGL Shares on the stock market conducted by ASX.

(b)                                 For the purposes of clause 6.2(b) the obligations of CSR to procure RGL to provide the Scheme Consideration to a Scheme Participant shall be discharged by CSR procuring RGL:

(1)                                 to issue to the Scheme Participant or the Nominee (as the case may be) the number of RGL Shares to be issued to that Scheme Participant in accordance with the Scheme;

(2)                                 to procure the entry in the RGL Register:

(A)                             of the name of each Scheme Participant (other than Ineligible Overseas Shareholders) in respect of the new RGL Shares issued to the relevant Scheme Participant; or

(B)                               of the name of the Nominee in respect of those RGL Shares that would otherwise be issued to each Scheme Participant who is an Ineligible Overseas Shareholder; and

(3)                                 within five Business Days of the Demerger Date, to send or procure the dispatch to each Scheme Participant  by pre-paid post to their address recorded in the CSR Register at the Record Date or the Nominee (as the case may be), uncertificated holding statements for new RGL Shares issued to the Scheme Participant or the Nominee (as the case may be) in accordance with this Scheme. In the case of Scheme Participants who are joint holders of CSR Shares, CSR shall procure that uncertificated holding statements in relation to the new RGL Shares shall be forwarded to the holder whose name appears first in the CSR Register on the Record Date; and

(4)                                 to procure the Nominee to perform the steps attributed to it under clause 7.

9.3                              Scheme Participants

(a)                                  Under this Scheme, each Scheme Participant:

(1)                                 consents to CSR and RGL doing all things necessary or incidental to the implementation of this Scheme;

(2)                                 agrees to become a member of RGL, to have their name entered in any register of members of RGL, accepts the RGL Shares issued by way of Scheme Consideration subject to the RGL Constitution and agrees to be bound by the RGL Constitution; and

(3)                                 agrees and acknowledges that the provision to it of the Scheme Consideration constitutes the satisfaction of all of its entitlements in and to the Scheme Participant’s Capital Reduction Entitlement and Demerger Dividend Entitlement,

without the need for any further act by a Scheme Participant.

(b)                                 Clause 9.3(a)(2) does not apply to Ineligible Overseas Shareholders.

9.4                              Appointment of agent and attorney

(a)                                  Each Scheme Participant, without the need for any further act, irrevocably appoints CSR as its agent and attorney:

(1)                                 for the purpose of executing any document or doing any other act necessary to give effect to the terms of this Scheme, including giving to RGL any consent or agreement referred to in clause 9.3(a)(2); and

(2)                                 for the purpose of enforcing the Deed Poll against RGL, and CSR accepts such appointment.

(b)                                 CSR, as agent of each Scheme Participant, may sub-delegate its functions under clause 9.4(a) to all or any of its directors and secretaries (jointly and severally).

(c)                                  CSR undertakes in favour of each Scheme Participant that it will enforce the Deed Poll against RGL on behalf of and as agent and attorney for Scheme Participants.

10                                 General

10.1                       Costs and stamp duty

Except as otherwise expressly stated in this Scheme, CSR will, or will procure that RGL will, pay any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Scheme or on any document referred to this Scheme, including, without limitation, all costs and brokerage payable in connection with the provision of the Scheme Consideration in accordance with this Scheme.

10.2                       Notices

Any notice or other communication to CSR in respect of this Scheme must be in legible writing and in English and:

(a)                                  addressed as shown below:

Attention:                                           Company secretary

Address:                                                 Level 1, 9 Help Street, Chatswood  NSW  2067, Australia

Fax no:                                                            + 61 2 9235 8055

(b)                                 must be signed by the person making the communication or by a person duly authorised by that person;

(c)                                  must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of CSR in accordance with clause 10.2(a);

(d)                                will be regarded as received by CSR:

(1)                                 if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a not a Business Day, or is after 5.00 pm on a Business Day, in which case that communication will be regarded as received at 9.00 am on the next Business Day; and

(2)                                 in any other case, on delivery at the address of CSR as provided in clause 10.2(a), unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, in which case that communication will be regarded as received at 9.00 am on the next Business Day.

10.3                       Further action

CSR will execute all documents and do all acts and things necessary or desirable for the implementation and performance of its obligations under this Scheme and will, on behalf of Scheme Participants, procure RGL to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to RGL under this Scheme.

10.4                       Governing law

This Scheme is governed by the laws of the state of New South Wales.

10.5                       Scheme binding

To the extent of any inconsistency between this Scheme and the Constitution, this Scheme overrides the Constitution and binds CSR and all holders of fully paid ordinary shares in CSR.

Part 11
Deed Poll

This deed poll

is made on 3 February 2003

by                                                                               Rinker Group Limited
ABN 53 003 433 118
of Level 4, 9 Help Street, Chatswood, NSW 2067, Australia
(RGL)

in favour of                              Each holder of ordinary shares in CSR Limited ABN 90 000 001 276
(CSR) as at the Record Date
(Scheme Participants)

Recitals

A.	The directors of CSR have proposed the Scheme.

B.

The effect of the Scheme will be that CSR will reduce its share capital by the Capital Reduction Amount and will declare and pay the Demerger Dividend, and that the Capital Reduction Entitlement and Demerger Dividend Entitlement of each Scheme Participant will be applied together as consideration for the issue of RGL Shares to Scheme Participants.

C.	RGL is entering into this deed poll for the purpose of covenanting in favour of Scheme Participants to perform the steps attributed to it under the Scheme.

This deed poll provides

1                                         Definitions and interpretation

1.1                                Definitions

In this deed poll:

(a)                                 Scheme means the proposed scheme of arrangement between CSR and the holders of ordinary shares in CSR, subject to any alterations or conditions made or required by the Federal Court of Australia pursuant to section 411(6) of the Corporations Act 2001 (Cth); and

(b)                                words and phrases used in the Scheme have the same meaning in this Deed Poll.

1.2                                Interpretation

In this deed poll headings and bold type are for convenience only and do not affect the interpretation and, unless the context requires otherwise:

(a)                                 words importing the singular include the plural and vice versa;

(b)                                words importing a gender include any gender;

(c)                                 other parts of speech and grammatical forms of a word or phrase defined in the Scheme have a corresponding meaning;

(d)                                a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any Regulatory Authority;

(e)                                 a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this deed poll, and a reference to this deed poll includes any annexure and schedule;

(f)                                   a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another Regulatory Authority with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(g)                                a reference to any document (including this deed poll) is to that document as varied, novated, ratified or replaced from time to time;

(h)                                the word ‘includes’ in any form is not a word of limitation;

(i)                                    a reference to ‘A$’ is to the lawful currency of the Commonwealth of Australia;

(j)                                    a reference to ‘US$’ is to the lawful currency of the United States of America;

(k)                                 a reference to any time is a reference to that time in Sydney; and

(l)                                    a term defined in or for the purposes of the Corporations Act (other than one defined in clause 1.1) or the Scheme has the same meaning when used in this deed poll.

1.3                                Nature of deed poll

RGL acknowledges that:

(a)                                 this deed poll may be relied on and enforced by any Scheme Participant in accordance with its terms even though the Scheme Participants are not party to it; and

(b)                                under the Scheme, each Scheme Participant appoints CSR as its agent and attorney to enforce this Deed Poll against RGL.

2                                        Conditions

2.1                                Conditions

RGL’s obligations under this deed poll are subject to the satisfaction or waiver of each condition in clause 3.1 of the Scheme in accordance with their terms.

2.2                                Termination

If the conditions in clause 3.1 of the Scheme are not satisfied or waived on or before the End Date, RGL’s obligations under this deed poll automatically terminate.

2.3                                Consequences of termination

If this deed poll is terminated under clause 2.2, then in addition and without prejudice to any other rights, powers or remedies, RGL is released from its obligations to further perform this deed poll except those obligations under clause 7.1.

3                                        Provision of Scheme Consideration

3.1                                Agreement to become members of RGL

Under clause 9.3(a)(2) of the Scheme, each Scheme Participant (other than Ineligible Overseas Shareholders) indicates their agreement to become a member of  RGL, to have their name entered in any register of members of RGL, to accept the RGL Shares issued by way of Scheme Consideration and to be bound by the RGL Constitution.

3.2                                Timing of provision of Scheme Consideration

Subject to clause 2, on the Demerger Date, in consideration of the provision to it of the Capital Reduction Entitlement and Demerger Dividend Entitlement of each Scheme Participant, RGL will provide to each Scheme Participant and the Nominee (as applicable) the Scheme Consideration in accordance with the provisions of the Scheme.

3.3                                Discharge of obligations

The obligations of RGL to provide the Scheme Consideration to a Scheme Participant shall be discharged by:

(a)                                 RGL issuing to the Scheme Participant or the Nominee (as required by clause 9.2 of the Scheme) the number of RGL Shares to be issued to that Scheme Participant in accordance with the Scheme;

(b)                                RGL procuring the entry in the RGL Register:

(1)                                 of the name of each Scheme Participant (other than Ineligible Overseas Shareholders) in respect of the new RGL Shares issued to the relevant Scheme Participant; and

(2)                                 of the name of the Nominee in respect of those RGL Shares that would otherwise be issued to each Scheme Participant who is an Ineligible Overseas Shareholder;

(c)                                 RGL, within five Business Days of the Demerger Date, sending or procuring the dispatch to each Scheme Participant  by pre-paid post to their address recorded in the CSR Register at the Record Date or the Nominee (as the case may be), uncertificated holding statements for the new RGL Shares issued to the Scheme Participant or the Nominee (as the case may be) in accordance with the Scheme. In the case of Scheme Participants who are joint holders of CSR Shares, uncertificated holding statements in relation to the new RGL Shares shall be forwarded to the holder whose name appears first in the CSR Register on the Record Date; and

(d)                                CSR procuring the Nominee to perform the steps attributed to it under clause 7 of the Scheme.

4                                         Other obligations of RGL

RGL covenants in favour of Scheme Participants:

(a)                                  to perform the steps attributed to it under, and otherwise to comply with, the Scheme as if named as a party to the Scheme; and

(b)                                 on or before the Effective Date, to apply for admission to the official list of ASX and for the quotation of RGL Shares on the stock market conducted by ASX.

5                                         Warranties

RGL represents and warrants that:

(a)                                 it is a corporation validly existing under the laws of its place of registration;

(b)                                it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)                                 it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll; and

(d)                                this deed poll is valid and binding on it.

6                                         Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)                                 RGL has fully performed its obligations under this deed poll; or

(b)                                the earlier termination of this deed poll under clause 2.

7                                         General

7.1                              Stamp duty

RGL will:

(a)                                  pay all stamp duties and any related fines and penalties in respect of this deed poll, the performance of this deed poll and each transaction effected by or made under this deed poll; and

(b)                                 indemnify each Scheme Participant against any liability arising from failure to comply with clause 7.1(a).

7.2                              Notices

Any notice or other communication to RGL in respect of this deed poll must be in legible writing and in English and:

(a)                                  addressed as shown below:

(1)

if sent on or before 30 April 2003:

Attention:	Company secretary

Address:	Level 4, 9 Help Street, Chatswood, NSW 2067, Australia

Fax no:	+ 61 2 9235 8044; and

(2)

if sent on or after 1 May 2003:

Attention:	Company secretary

Address:	Level 3, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

Fax no:	+ 61 2 9412 6666;

(b)                                 must be signed by the person making the communication or by a person duly authorised by that person;

(c)                                  must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of RGL in accordance with clause 7.2(a);

(d)                                will be regarded as received by RGL:

(1)                                 if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a not a Business Day, or is after 5.00 pm on a Business Day, in which case that communication will be regarded as received at 9.00 am on the next Business Day; and

(2)                                 in any other case, on delivery at the address of RGL as provided in clause 7.2(a), unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, in which case that communication will be regarded as received at 9.00 am on the next Business Day.

7.3                              Governing law and jurisdiction

(a)                                  This deed poll is governed by the laws of New South Wales, Australia.

(b)                                 RGL irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, Australia.

7.4                              Waiver

(a)                                  Waiver of any right arising from a breach of this deed poll or of any right, power, authority, discretion or remedy arising upon default under this deed poll must be in writing and signed by the party granting the waiver.

(b)                                A failure or delay in exercise, or partial exercise, of:

(1)                                 a right arising from a breach of this deed poll; or

(2)                                 a right, power, authority, discretion or remedy created or arising upon default under this deed poll,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c)                                  A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this deed poll or on a default under this deed poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d)                                 A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e)                                  This clause may not itself be waived except in writing.

7.5                              Variation

A provision of this deed poll may not be varied unless:

(a)                                  before the Second Court Date, the variation is agreed to in writing by CSR; or

(b)                                 on or after the Second Court Date, the variation is agreed to in writing by CSR and is approved by the Court,

in which event RGL will enter into a further deed poll in favour of the Scheme Participants giving effect to the amendment.

7.6                              Cumulative rights

The rights, powers and remedies of RGL and the Scheme Participants under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

7.7                              Assignment

The rights and obligations of RGL and the rights of each Scheme Participant under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

7.8                              Further action

RGL will promptly do all things and execute all further documents necessary to give effect to this deed poll.

Executed as a deed poll in New South Wales:

The common seal of
Rinker Group Limited
is fixed to this document
in the presence of:

Secretary/Director	Director

Name (please print)	Name (please print)

Part 12
Independent expert’s report

KPMG

KPMG Corporate Finance (Aust) Pty Ltd                       A.B.N. 43 007 363 215

Licensed Securities Dealer

The KPMG Centre 45 Clarence Street Sydney NSW 2000 Australia	PO Box H67 Australia Square Sydney NSW 1213 Australia	Telephone: +61 (2) 9335 7000 Fax: +61 (2) 9335 8021 DX 1056 Sydney www.kpmg.com.au

The Directors CSR Limited Level 1 9 Help Street Chatswood NSW 2057

4 February 2003

Dear Sirs/Madames

Independent Expert Report

1                                        Introduction

The board of CSR Limited (“CSR” or “the Company”) has requested KPMG Corporate Finance (Aust) Pty Limited (“KPMG Corporate Finance”) to provide an independent expert report (“IER”) in relation to a proposed demerger of Rinker Group Limited (“RGL”) from CSR by means of a Scheme of Arrangement incorporating a capital reduction and a demerger dividend (“the proposed Scheme” or “Proposal”), indicating whether in our opinion:

•                                          the proposed Scheme is in the best interests of shareholders;

•                                          the proposed capital reduction is fair and reasonable to shareholders; and

•                                          the proposed capital reduction does not materially prejudice CSR’s ability to pay its creditors.

CSR is one of the world’s largest building and construction materials companies with operations in Australia, the United States of America (“USA”), Asia and New Zealand.  In addition, CSR operates a sugar business in Australia and New Zealand and holds an equity stake in an aluminium smelter in Australia.  CSR is listed on the Australian Stock Exchange (“ASX”) and as at 31 January 2003 had a market capitalisation of approximately $5.8 billion.  The overall impact of the proposed Scheme is to split CSR into two separate companies, each listed on the ASX:

•                                          a focused heavy building materials group, RGL; and

•                                          a diversified group with a portfolio of building products, aluminium and sugar businesses, CSR.

We note that our report forms part of the Scheme Booklet to be dated 7 February 2003 (“Scheme Booklet”), prepared by the directors of CSR.  Details of the Proposal, including the proposed cheme are set out more fully in the Scheme Booklet. Unless otherwise stated, all financial amounts set out in this report are denominated in Australian dollars ($).  Financial information relating to operations in the USA are denominated in American dollars (“US$”).

KPMG	CSR Limited
Independent Export Report
4 February 2003

2                                        Summary of opinion

In our opinion, having considered the overall implications of the Proposal, the proposed Scheme is in the best interests of the shareholders of CSR.

Further, in relation to the capital reduction component of the Proposal, we are of the view that the capital reduction is:

•                                          fair and reasonable to shareholders; and

•                                          does not materially prejudice CSR’s ability to pay its creditors.

Our opinion is based solely on information available as at the date of this report.

2.1                              The Proposal is in the best interests of CSR shareholders

Immediately after the demerger, the ownership interests in RGL and CSR will be identical to the ownership interests in CSR before the proposed Scheme is implemented(1).  CSR shareholders will then be able to retain or sell their shares in either entity as individual shareholders deem appropriate.  We have considered the advantages and disadvantages of the proposed Scheme.  In this regard, we note that our opinion is necessarily based upon our judgement rather than specifically quantifiable benefits and reflects our view as to the implications of the proposed Scheme to CSR shareholders.

The principal matters that we have taken into consideration in forming our opinion that the Proposal is in the best interests of shareholders are summarised below and discussed in more detail in the remainder of this report.  In summary, these principal matters, which are set out more fully in Section 8 of this report, include:

•                                          since the announcement of a parallel restructuring program in 1998, CSR’s strategy has been to become a leading heavy building materials group with the majority of its operations in the USA and narrow its business portfolio.  The demerger of RGL from CSR will create two groups each able to pursue their respective growth strategies without the impediments of the current corporate structure;

•                                          the directors of CSR have considered other trade sale alternatives and investigated the possibility of undertaking an initial public offering (“IPO”) or demerger of Rinker Materials Corporation (“Rinker”) or CSR’s sugar business (“CSR Sugar”).  However, the directors of CSR believe that the Proposal represents the best alternative currently available with respect to creating shareholder value over time;

•                                          the creation of two publicly listed entities will allow both RGL and CSR to align employee incentives and accountability with the performance of the respective businesses and share prices.  In addition, the demerger is likely to result in the two entities being able to develop and achieve focused strategic growth objectives that are particular to each entity;

•                                          the demerger proposal may result in adjustments to the valuations of the underlying businesses of RGL, resulting in an opportunity for a stock market re-rating in line with businesses comparable to RGL;

(1)         Other than with respect to ineligible overseas shareholders, who will be “cashed out” after the demerger date.

•                                          the underlying businesses of RGL and CSR after the Proposal will continue to generate strong operating cash flows, which will be able to facilitate the servicing of the two entity’s gearing levels, whilst at the same time meet each entity’s operating capital requirements;

•                                          should existing CSR shareholders so desire, the demerger will allow them to rebalance their shareholdings in RGL and CSR to reflect their investment preferences as to the industries in which they wish to be exposed;

•                                          the creation of two listed entities may potentially increase the attractiveness to investors interested in either a pure play investment (RGL) or a company with a high proportion of its profits paid to shareholders as dividends and a diversified earnings stream (CSR);

•                                          the estimated financial implications as a result of the implementation of the Proposal, namely:

•                                          the impact on the combined earnings per share (“EPS”) of RGL and CSR, excluding one-off transaction costs and pro-forma adjustments, is not material;

•                                          the impact on net tangible asset backing (“NTA”) per share, after transaction costs and pro-forma adjustments is not material; and

•                                          the combined dividends per share of RGL and CSR are expected to be in line with the dividend per share which CSR shareholders received for the year ended 31 March 2002;

•                                          the possible disadvantages of the Proposal including:

•                                          the one-off transaction costs associated with the Proposal, estimated at approximately $75 million;

•                                          the additional costs associated with RGL and CSR being separately listed companies, estimated at approximately $10 million per annum;

•                                          the potential increase in financing costs from the credit re-rating of RGL and CSR;

•                                          reduced index weighting of RGL and CSR due to their lower respective market capitalisations; and

•                                          the potentially low franking capacity of RGL due to the low proportion of earnings generated in Australia and, in the short term, CSR;

•                                          the risks of the proposal, including:

•                                          the potential failure of RGL to achieve an improved stock market re-rating;

•                                          the potential negative investor perception of CSR after the Proposal; and

•                                          in the short term, the combined share market values of RGL and CSR may be lower than the current market capitalisation of CSR whilst shareholders rebalance their portfolio holdings; and

•                                          the taxation consequences of the Proposal.

In the event that the Proposal is not implemented, CSR will continue to own RGL and its subsidiaries and be listed on the ASX.  As a consequence:

•                                          CSR shareholders will not receive shares in RGL, but will continue to own shares in a diversified CSR;

•                                          the advantages, disadvantages and risks of the Proposal, as summarised above will not occur, other than with respect to the one-off costs incurred prior to the implementation of the Proposal of approximately $49 million;

•                                          the morale of senior management identified for new roles within RGL and CSR may be affected.  If the Proposal is not implemented, the potential uncertainty and dissatisfaction amongst some senior management of the CSR group of companies may be such that they choose to leave the group to pursue other career paths; and

•                                          the CSR board may revisit options previously considered to unlock value for CSR shareholders.

In addition to the above, we believe that if the Proposal was not implemented, CSR’s ability to participate in the ongoing consolidation of the international heavy building materials industry may be inhibited as it is likely that investors who wish to hold investments in this industry, and participate in any consolidation potential, would be more attracted to a “pure play” investment.  Therefore, RGL would be better positioned to participate in any further consolidation through an ability to offer cash and/or scrip as a form of acquisition currency.

2.2                              The capital reduction is fair and reasonable to shareholders

Based upon our approach in determining whether the Proposal is in the best interests of CSR shareholders and the relevant pronouncements issued by the Australian Securities and Investments Commission (“ASIC”), for the reasons set out above, the capital reduction is fair and reasonable to shareholders.

2.3                              The capital reduction will not materially prejudice CSR creditors

The principal matters which we have considered in determining that the capital reduction will not materially prejudice CSR’s ability to pay its creditors include:

•                                          our analysis of the Proposal, as summarised above;

•                                          although the credit agencies identified in the Scheme Booklet have indicated that both RGL and CSR will have lower credit ratings than the current CSR group rating, the credit ratings allocated to the two entities indicate investment grade ratings reflecting the market position and business strategies of both RGL and CSR;

•                                          CSR, after the demerger, is expected to continue to generate strong operating cash flows, be conservatively geared and have a strong net asset position enabling CSR to meet any future product liability claims; and

•                                          RGL, whilst being more highly geared on a stand alone basis than the current CSR group, is expected to generate strong net operating cashflows to service its debt levels and working capital requirements.  In addition, RGL will have a strong net asset position.

2.4                               Other issues

Our opinion is based solely on information available as at the date of this report as set out in Appendix 2.

We have not undertaken to update our report for events or circumstances arising after the date of this report.

The above opinion should be considered in conjunction with and not independently of the information set out in the remainder of this report, including the appendices.

Yours faithfully

/s/Ian Jedlin	/s/Michael Jones
Ian Jedlin	Michael Jones
Director	Associate Director

The remainder of this report is set out as follows.

3		Background
	3.1	General
	3.2	Outline of the Proposal
4		Basis of assessment
	4.1	The proposed Scheme
	4.2	The capital reduction
	4.3	Factors considered in determining our opinion
	4.4	Sources of information
5	Background on demergers in general
	5.1	Introduction
	5.2	Perceived benefits of demergers
	5.3	Perceived disadvantages of demergers
	5.4	Recent Australian evidence
6	Profile of CSR
	6.1	Overview
	6.2	Activities of CSR
	6.3	Earnings performance
	6.4	Statement of financial position
	6.5	Capital structure
	6.6	Share market performance
7	Impact of the proposed demerger
	7.1	Impact on structure and ownership
	7.2	RGL
	7.3	CSR
8	Assessment of the proposed demerger
	8.1	Financial implications of the Proposal
	8.2	Advantages of the Proposal
	8.3	Disadvantages of the Proposal
	8.4	Risks of the Proposal
	8.5	Tax implications of the Proposal
9	Implications of the Proposal not being implemented
10	Impact of the capital reduction
	10.1	Impact of the capital reduction on CSR’s shareholders
	10.2	Impact of the capital reduction on CSR’s ability to pay its creditors
11	Conclusion
	11.1	The proposed Scheme is in the best interests of CSR shareholders
	11.2	The capital reduction is fair and reasonable to shareholders
	11.3	The capital reduction will not materially prejudice CSR creditors

Appendices
1	Qualifications and declarations
2	Sources of information
3	RGL comparable company analysis
4	CSR comparable company analysis

3                                        Background

3.1                              General

Since the announcement of its parallel restructuring program in 1998, CSR has pursued a strategy of business rationalisation and expansion in the heavy building materials industry while narrowing its business portfolio.  As part of the parallel restructuring program, CSR has made 25 acquisitions totalling $2.8 billion and divested 22 businesses for total consideration of approximately $1.5 billion.

As a consequence of CSR’s changing business operations, geographic diversity and focus on the heavy building materials industry in the USA, the directors of CSR have investigated various alternatives to best extract value for CSR shareholders.  We understand that options considered have included:

•                                          the sale of CSR Sugar;

•                                          the sale of CSR’s aluminium interests;

•                                          the sale of certain components of CSR’s building products operations;

•                                          undertaking an IPO of Rinker or CSR Sugar; and

•                                          the proposed Scheme.

Having considered the above options, we understand that the directors of CSR believe that the demerger of RGL from CSR is the best alternative currently available that will create value for CSR shareholders.

3.2                              Outline of the Proposal

On 19 November 2002, CSR announced its intention to demerge RGL from CSR by Scheme of Arrangement.  Prior to implementing the proposed Scheme, CSR has undertaken an internal restructure that has resulted in Readymix Holdings Pty Limited (“Readymix Holdings”), a subsidiary of RGL which is the current holding company of Rinker, acquiring the Readymix and Humes businesses (“Readymix”) previously operated and owned by CSR, and some related joint venture and partnership interests.

Broadly, under the terms of the proposed Scheme, the demerger would be effected by

•                                          CSR compulsorily applying the proceeds from a capital reduction and dividend payment in consideration for the issue of new ordinary shares in RGL, pro-rata to shareholders’ existing shareholdings in CSR(2);

•                                          RGL applying to the ASX for its ordinary shares to be quoted; and

•                                          CSR retaining its existing listing on the ASX.

(2)                       Other than with respect to ineligible overseas shareholders, who will be “cashed out” after the demerger date.

The effect of the proposed Scheme is that existing CSR shareholders will hold shares in CSR and RGL.  Further, the relative ownership interests of each shareholder in CSR and RGL immediately after the proposed Scheme will equal their ownership interest in CSR immediately prior to the proposed Scheme.(3)

4                                        Basis of assessment

4.1                              The proposed Scheme

Section 412(1) of the Corporations Act (“the Act”) requires that an explanatory statement issued in relation to a proposed Scheme of Arrangement includes information that is material to the making of a decision by a creditor or member as to whether or not to agree with the relevant proposal.

Part 3 of Schedule 8 of the Corporations Regulations specifies that the explanatory statement to be sent to shareholders must include a report prepared by an expert, where a party to the Scheme of Arrangement has a prescribed shareholding or where any of its directors are also directors of the scheme company.  The expert’s report must state whether the proposed Scheme of Arrangement is in the best interests of shareholders and set out the reasons for forming that opinion.  In this regard, the directors of CSR have requested KPMG Corporate Finance prepare a report for distribution in the Scheme Booklet to assist CSR shareholders to evaluate whether the Proposal is “in the best interests of shareholders”.  Policy Statement 75 “Independent Expert Reports to Shareholders”, issued by the ASIC, indicates the principles and matters which it expects a person preparing an expert report for inclusion in Scheme of Arrangement documentation to consider in determining whether the Scheme of Arrangement is “in the best interests of the members”.  With respect to determining the meaning of “in the best interests” paragraph 6 of Policy Statement 75 states:

“Fair and reasonable” should be taken as a reference to “in the best interests of the members”.

Whilst this does not indicate that the ASIC considers “fair and reasonable” to have the same meaning as “in the best interests of members” we consider that an analysis undertaken under the concepts of “fair and reasonable” as expressed in Policy Statement 75 is consistent with determining whether a proposal is “in the best interests of members”.

As to the concepts of “fairness” and “reasonableness”, Policy Statement 75 requires a separation so that both concepts must be addressed and concluded upon separately in the expert’s report.  Policy Statement 75 indicates that in the circumstances of the proposed transaction, the proposed transaction should be considered as “fair” if the value of the consideration is equal to or greater than the value of the securities that are the subject of the transaction.  The transaction should be considered “reasonable” if the offer is “fair”.

In the case where an expert forms the opinion that an offer is not “fair”, the expert may still form the opinion that an offer could be considered “reasonable” because of other relevant factors.

(3)                       Other than with respect to ineligible overseas shareholders, who will be “cashed out” after the demerger date.

In the present circumstances we are of the view that, given the effect of the demerger, a valuation of both CSR and RGL is inappropriate as:

•                                          the relative ownership interests of shareholders in both CSR and RGL will be equal to their ownership interest in CSR immediately prior to the implementation of the Proposal(4);

•                                          empirical studies suggest that the share price performance of the parent company and demerged entity post demerger are driven by factors that are not purely related to organisational structure (refer Section 5 of this report); and

•                                          the purpose of the demerger of RGL from the CSR group is primarily to enable the respective entities to achieve their strategic objectives.  Further, the impact of achieving these strategic outcomes is uncertain and may not be immediately reflected in the share price of RGL and CSR after the demerger.

Therefore, in considering whether the Proposal is fair and reasonable and in the best interests of the CSR shareholders, we have considered the reasonableness of the Proposal having regard to the advantages and disadvantages of the Proposal.

Therefore, our opinion is necessarily based upon our judgement rather than specifically quantifiable benefits and reflects our view as to the implications of the proposed Scheme to CSR shareholders.

4.2                              The capital reduction

Under the terms of the Proposal, the board of CSR intends to undertake a capital reduction to reduce its capital on the deemed demerger date.  Section 256B of the Act allows a company to reduce its share capital by way of a capital reduction where the reduction:

•                                          is fair and reasonable to the company’s shareholders as a whole;

•                                          does not materially prejudice the company’s ability to pay its creditors; and

•                                          is approved by shareholders under Section 256C.

There is no mandatory requirement for an independent expert report to be prepared in relation to a capital reduction.  However ASIC Practice Note 29 indicates that in such circumstances an independent expert report should usually accompany the explanatory memorandum sent to shareholders.  Practice Note 29 requires the independent expert report to state whether in their opinion the proposed capital reduction is fair and reasonable to the holders of the shares to be cancelled and those that remain shareholders in the company.

In forming our opinion as to whether the proposed capital reduction is fair and reasonable to shareholders, we have relied upon our analysis undertaken as to whether the proposed Scheme is in the best interests of shareholders, as this satisfies the requirements of Practice Note 29 as to the type of analysis that should be undertaken.

In forming our opinion that the proposed capital reduction does not materially prejudice CSR’s ability to pay its creditors, we note that Practice Note 29 provides no guidance.  In considering the affect of the capital reduction on CSR creditors, we have had primary regard to each entity’s ongoing ability to meet its creditor obligations.  In this regard we have considered the

(4)                       Other than with respect to ineligible overseas shareholders, who will be “cashed out” after the demerger date.

likelihood of a material adverse event occurring and whether if such an event occurred, the capital reduction would materially prejudice the Company’s ability to pay its creditors.

4.3                              Factors considered in determining our opinion

Specific factors which we have considered in terms of our opinions of the Proposal and capital reduction include:

•                                          the financial implications on the operations of both RGL and CSR if the demerger proceeds;

•                                          the effect on earnings and dividends attributable to existing shareholders;

•                                          the extent of management and board focus on each business operation;

•                                          the potential share price performance of both RGL and CSR following the demerger;

•                                          the potential taxation consequences for existing CSR shareholders;

•                                          other benefits or disadvantages of the Proposal;

•                                          the transitional arrangements between RGL and CSR following the implementation of the Proposal;

•                                          the management and board structures of both RGL and CSR going forward; and

•                                          the implications for CSR shareholders and creditors if the Proposal is not implemented.

In forming our opinion with regard to CSR’s shareholders, we have considered their interests as a whole.  The decision of CSR shareholders on whether or not to accept the Proposal is a matter for individual shareholders based on, amongst other things, their risk profile, liquidity preference, investment strategy and tax position.  In particular, the taxation consequences may vary widely depending on the individual circumstances of the shareholder.

As an individual shareholder’s decision to vote for or against the proposed resolutions may be influenced by his or her particular circumstances, we recommend that individual shareholders should consult their financial adviser.

4.4                              Sources of information

In preparing this report and arriving at our opinion, we have considered those sources of information detailed in Appendix 2 of this report.  We note that an important part of the information used in forming an opinion of the kind referred to above is comprised of the opinions and judgements of management.  This type of information has been evaluated through analysis, enquiry and review to the extent practical.  However, such information is often not capable of external verification or validation.

The statements and opinions expressed in this report are made in good faith and have been based on information up to the date of this report that is believed to be reliable and accurate.  We have relied upon the information set out in Appendix 2 and have no reason to believe that any material factors have been withheld from us.  The preparation of this report does not imply that KPMG Corporate Finance or any of its affiliates have carried out any form of audit on the accounting or other records of CSR or its investments or associates.

The information provided to KPMG Corporate Finance includes pro-forma forecasts for the business operations of both RGL and CSR for the year ending 31 March 2003, prepared by the management of RGL and CSR.  Whilst KPMG Corporate Finance has considered these forecasts in preparing this report, the achievement of these forecasts is not warranted or guaranteed by KPMG Corporate Finance.  Forecast results are by their nature uncertain and are dependent on a number of future events that may impact on the forecasts being achieved and consequently cannot be guaranteed.  Actual results may vary significantly from the forecasts relied on by KPMG Corporate Finance.  Any variations from forecast results may affect our opinion.  The opinions of KPMG Corporate Finance are based on prevailing market, economic and other conditions at the date of this report.  Such conditions can change over relatively short periods of time.  Any subsequent changes in these conditions could impact upon our opinion.

5                                        Background on demergers in general

5.1                              Introduction

The rationale for a multi-divisional firm, or “conglomerate”, is that it has an internal capital market where managers, who are assumed to be better informed than external investors, can efficiently allocate resources across businesses.  In addition, internal diversification may lower a company’s overall risk.  Conglomerates emerged when the capital markets were not as deep or broad as they are today.

As capital markets have evolved and investors have become more “sophisticated”, there has been conjecture that investors are able to replicate the investments provided by a conglomerate through a series of “pure play” investments.  As such, conglomerates may be “marked down” so that a “sum of the parts” valuation exceeds the trading price of a listed entity.  This is relevant as, if such a discount exists, value for shareholders may be increased by demerging conglomerates, allowing investors to manage risk by holding portfolios consistent with their investment goals, increasing ownership spreads and allowing for the pricing of a potential takeover premium.

5.2                              Perceived benefits of demergers

Much of the research that has been undertaken in respect of demergers is focussed on those in the USA, where there is a much deeper capital market and many such transactions have occurred.  General consensus indicates the following perceived benefits of a demerger(5):

(5)     “Breaking up is hard to do”, The McKinsey Quarterly, Number 1, 1999 and “Doing the spin out”, The McKinsey Quarterly, Number 1, 2000.

Table 1: Perceived advantages of a demerger

Advantage	Description
Increased investor interest	Greater analyst coverage and increased transparency of the operating performance of the demerged entity

New investor base	Increase in new investors in a more specific industry or market, placing the power of diversification in the hands of the investor

Corporate focus/ management accountability	Opportunity to increase corporate focus and management accountability

Corporate governance	Opportunity to improve corporate governance practices

Strategic flexibility	Opportunity to raise capital to pursue growth initiatives such as strategic acquisitions

Market re-rating	Opportunity to remove “conglomerate discount” via a market re-rating of the demerged entity’s share price more in line with its peers

Studies in relation to demergers in the USA indicate that as with any other corporate transactions, the results of demergers in creating shareholder value are mixed.  Booz Allen Hamilton (“Booz Allen”) identify the following factors which are likely to contribute to a successful demerger(6):

•                                          ensure that both parent and demerged entities have viable businesses and financial structures

Booz Allen’s study found that demerged entities were more likely to fail than their parent company, as the parent company often transfers excessive debt, onerous contracts or impaired assets through the demerger process.

•                                          meet or exceed earnings expectations

Booz Allen’s study has indicated that a demerged entity’s stock price can be more sensitive to an earnings shortfall than the average publicly listed company which fails to meet forecast earnings.

•                                          continue to develop growth beyond “childhood”

The challenge for the management of the demerged entity is to create an earnings profile, which is reliable, whilst growing at a rate faster than gross domestic product (“GDP”).

5.3                              Perceived disadvantages of demergers

In addition to the perceived benefits of demerging, it has also been argued that demergers fail to provide any shareholder value and can misalign business units.  The perceived disadvantages of a demerger include(7):

(6)         “Breaking up is hard to do – and to manage”, Booz Allen Quarterly, 3rd Quarter, Issue 28.

(7)         Op.cit., “Breaking up is good to do” and “Doing the spin-out”.

Table 2: Perceived disadvantages of a demerger

Disadvantage	Description
Share price re-rating	Demerged entity may struggle to produce a share price re-rating because the market has already fairly priced the assets within the new company structure

Additional costs	Demerger may impose added complexity and costs on the parent company, where the demerged company relies on share resources

Reduced index weighting	Demerger may reduce the index weighting of the separated companies, which in turn affects share liquidity and investor interest

Exposure of immature businesses	Demerger may expose immature and unsustainable businesses to the market, which lack the necessary commerciality or flexibility to survive outside a parent company’s structure

5.4                              Recent Australian evidence

In Australia there have been relatively few demergers as compared to the USA.  The recent increase in interest in these types of transactions is associated with changes in the tax treatment of demerged entities from an investor’s perspective, following the passing of the demerger tax relief legislation in October 2002, the New Business Tax System (Consolidation, Value Shifting, Demergers and other Measures) Act 2002 (Cth)) (“New Business Tax System Act 2002”).

Some of the recent demergers that have occurred in Australia include:

Table 3:  Selection of recent demergers in Australia

Date	Parent Company	Demerged business unit	% of business unit demerged	Approach: IPO or distribution to existing shareholders
October 1997	Boral Limited	Envestra Limited	80.0%	IPO

June 1998	Coca-Cola Amatil Limited	Coca-Cola Beverages Limited	49.9%	distribution

October 1998	Delta Gold	Zimbabwe Platinum Mines Limited	49.0%	distribution

June 1999	PBL Limited	E-corp Limited	20.0%	IPO

February 2000	Boral Limited	Origin Energy Limited	100.0% (split)	distribution

April 2000	Amcor Limited	PaperlinX Limited	82.0%	distribution

June 2000	AGL Limited	Australian Pipeline Trust Limited	70.0%	distribution

October 2000	BHP Limited	OneSteel Limited	100.0%	distribution

March 2001	Village Roadshow Limited	Austereo Limited	55.0%	IPO

August 2001	Futuris Corporation	Australian Agricultural Company Limited	60.0%	IPO

October 2001	MPH Limited	AV Jennings Homes Limited	96.0%	distribution

December 2001	New Zealand Oil and Gas Limited	Pan Pacific Petroleum NL	91.1%	distribution

July 2002	BHP Billiton Limited	BHP Steel Limited	94.0%	distribution

November 2002	WMC Limited	Alumina Limited (“Alumina”)	100.0%	distribution

Source: Bloomberg L.P.

Recent sharemarket performance

We have considered below the demerger transaction precedents outlined in Table 3, which we consider most comparable to the proposed Scheme whereby the demerger was implemented via the distribution of shares in the separated entity to existing shareholders.  With regard to the examples selected, we note that:

•             Amcor Limited (“Amcor”) separated its paper manufacturing and trading division to form a separately listed company, PaperlinX Limited (“PaperlinX”) to focus on expanding its packaging operations in Europe and USA;

•             Boral Limited (“Boral”), following a strategic review of its operations during 1999, separated its energy and building materials divisions into two industry specific companies, Origin Energy Limited (“Origin Energy”) and Boral to focus on the differing strategic directions of the two businesses under independent capital and management structures;

•             BHP Limited (“BHP”, now “BHP Billiton”) spun-off its long product steel assets into OneSteel Limited (“OneSteel”).  The BHP board believed that the demerger proposal would, amongst other things, allow both BHP and OneSteel to focus on their core businesses and implement strategies aimed at growing these respective businesses;

•             BHP Billiton separated its steel manufacturing and distribution division to form BHP Steel Limited (“BHP Steel”).  The rationale for the demerger was to enable BHP Billiton to focus its attention and financial resources on its core minerals and petroleum businesses; and

•             WMC Limited (“WMC”), prior to the announcement of its intention to demerge its interest in Alcoa World Alumina and Chemicals (“AWAC”) in November 2001, had received a number of approaches from other parties with regards to a possible merger or alternative transactions regarding WMC and its underlying businesses.  In considering which transaction structure best created shareholder value, the WMC board considered a number of other alternatives, including:

•             selling WMC’s 40% interest in AWAC to its joint venture partner, Alcoa Inc., or to another party;

•             selling WMC’s nickel, copper, uranium and fertilisers operations as a group or individually;

•             WMC merging with, or being acquired by, another party; and

•             continuing to operate in its current form.

Although the WMC board concluded that the demerger was the best way to maximise value for WMC shareholders, the timing of the demerger was delayed until November 2002 to enable WMC shareholders to benefit from the tax relief prescribed in the New Business Tax System Act 2002.

With respect to the above demerger proposals, the table below summarises the relative share price performance, in percentage terms, of the hypothetical combined share market value of the parent company and the demerged entity during the following periods:

•             two years prior to the date of the announcement of each demerger proposal; and

•             the date each demerged entity was first listed on the ASX and 31 January 2003.

Table 4:  Change in share price before and after demerger precedent

	Change in share price prior to demerger (%)	Change in share price post demerger (%)
Amcor/ PaperlinX	(9.6)%	69.6%

Boral/ Origin Energy	(37.1)%	106.3%

BHP/ OneSteel	18.0%	4.0%

BHP Billiton/ BHP Steel	25.7%	(6.9)%

WMC/ Alumina	24.7%	1.9%

Source   dfs IRESS

With regards to the above table, we note that:

•             the theoretical combined share price performance of Amcor/PaperlinX and Boral/Origin Energy suggests that both demerger transactions may have unlocked shareholder value;

•             the performance of the two BHP related transactions are difficult to analyse due to the relative size of BHP Billiton to both OneSteel and BHP Steel as well as the short time period between the completion of the demerger transactions and the merging and dual listing of BHP Billiton in June 2001; and

•             Alumina was only listed on the ASX on 4 December 2002 and therefore we are of the view that the combined share price performance of WMC and Alumina is not meaningful given the brief period of time since the demerger was implemented.

In conclusion, the evidence above indicates that some of the recent demerger proposals in Australia have over time created shareholder value.  However, due to the limited number of transaction precedents in Australia, CSR shareholders should note that there is no conclusive evidence to suggest that every demerger structure will successfully create shareholder value.

6                                        Profile of CSR

6.1                              Overview

CSR was formed in 1855 as a sugar refiner and was incorporated in New South Wales on 1 July 1887 as The Colonial Sugar Refining Company Limited.  In 1936, the Company commenced manufacturing building materials and from the 1960s further diversified its operations into resource projects including iron ore, bauxite, alumina, aluminium, oil and gas, coal and other minerals.  The Company changed its name to CSR in 1973.

Following a restructure of the Company’s operations in 1987, all of CSR’s resource interests, with the exception of its bauxite, alumina and aluminium investments, were divested to focus on the core businesses of building and construction materials and sugar.  Since the commencement of the group restructure, CSR has continued to evolve and transform itself into an international building materials company.  In addition, CSR remains Australia’s largest producer of raw sugar and holds significant investments in refined sugar and aluminium.

The figures below illustrate the contribution of CSR’s divisions to the Company’s earnings before interest and tax (“EBIT”) in 1995 and 2002, highlighting the transformation of the group from a commodity based business to a diversified construction and building materials company.

Figures 1 & 2: CSR’s earnings mix for the years ended 31 March 1995 and 2002

Source: CSR annual reports

Notes:

(1)  The above percentages are based on each business’ EBIT extracted from CSR’s annual reports and exclude corporate costs and unallocated gains/losses (for example: major land sales).

(2)  The above results incorporate 100% of CSR’s aluminium interests’ contribution to EBIT despite CSR holding a 70% interest in Gove Aluminium Finance Limited (“GAF”).

CSR’s current operational activities are set out briefly below and in more detail in Parts 3 and 5 of the Scheme Booklet.

6.2                              Activities of CSR

The CSR group of companies currently has five distinct businesses, which in turn are organised into a number of strategic business units.  An overview of these businesses is provided below.

Heavy building materials (USA)

Rinker, which was previously known as CSR America Inc (until 1 August 2001) is ultimately a wholly owned subsidiary of CSR.  The business is one of the largest producers of heavy construction materials in the USA, with products including:

•	aggregate;	•	concrete blocks;	•	polyethylene pipe;

•	sand and gravel;	•	asphalt;	•	pre-stressed concrete products and asphalt; and

•	pre-mixed concrete;	•	concrete pipe;

		•	cement;	•	gypsum wallboard supply.

Rinker has grown mainly via acquisition.  Recent transactions include:

•                 the purchase in the year ended 31 March 2001 of:

•                 the quarries and cement businesses of American Limestone Company and Florida Crushed Stone for US$211 million and US$348 million respectively; and

•                 the concrete and pipe assets of Wilson Concrete, Leppert, Southern Culvert, Dura-crete, Bay Pipe and US Concrete Pipe; and

•                 the acquisition in the year ended 31 March 2002 of:

•                 Mid-Coast Concrete in Florida, the Las Vegas concrete and aggregate business of Hanson plc (“Hanson”), a publicly listed company in the United Kingdom (“UK”), the Kentucky and Missouri quarries business of Cemex Inc; and

•                 the 50% remaining share of the New England Concrete Products joint venture not already owned by CSR.

More recently on 26 September 2002, Rinker successfully completed the US$540 million acquisition of Kiewit Company (“Kiewit”), a major integrated aggregates, concrete and asphalt company with operations in Arizona and other western states of the USA.

Construction Materials (Australia and Asia)

Readymix provides a range of aggregates, aggregate mixes, gravel, sand and pre-mixed concrete from 82 operating quarries and 224 pre-mixed concrete plants, including agencies, throughout Australia.  Readymix manufactures and markets under the Humestm brand, reinforced concrete pipe for sewerage, storm water and irrigation, arches for bridges and other pre-cast and pre-stressed concrete products for use in civil engineering projects and commercial buildings.

In addition to the above, Construction Materials operations also include:

•                 Emoleum Partnership (“Emoleum”), in which CSR and Vacuum Oil Company Pty Limited (“Vacuum Oil”) each hold a 50% interest.  Vacuum Oil is a wholly owned subsidiary of Mobil Oil Australia Pty Limited.

Emoleum manufactures asphalt, a bitumen-based material used mainly for road paving. Emoleum also provides a range of road services including paving, pavement design, profiling, spray, sealing and road maintenance contracting, all of which are used for the construction and maintenance of roads across Australia;

•                 Australian Cement Holdings Pty Limited (“ACH”), which is 50% held by Readymix Holdings and 50% held by Hanson Australia Pty Limited (“Hanson Australia”).  ACH is a major producer of cement in Australia.  Over 80% of ACH’s output is supplied in bulk to pre-mixed concrete producers.  ACH’s two main customers are Hanson Australia and Readymix Holdings.

On 26 November 2002, CSR announced ACH’s intention to form a joint venture with Queensland Cement Limited.  The joint venture, subject to regulatory approval, would form Australia’s largest cement group, with turnover of approximately $750 million per annum; and

•                 Readymix Tianjin, a joint venture in China (70% owned by Readymix Holdings), which operates a hard rock aggregate quarry and three pre-mixed concrete plants.

Building Products (Australia, New Zealand and Asia)

Building Products operations include:

•                 CSR Gyprock, one of the largest manufacturers and marketers of gypsum-based products in Australia, operating from 4 production sites and 47 company-owned trade centres in Australia.  CSR sells plaster wallboard products under the Gyprocktm brand name;

•                 CSR Fibre Cement, manufactures in excess of 15% of the fibre cement market in Australia.  Fibre cement is used principally in the internal lining and external cladding of domestic and commercial buildings;

•                 CSR Bradford Insulation, is a leading glasswool and rockwool insulation manufacturer in Australia.  In addition, CSR also operates other insulation businesses in China and Malaysia.  The manufacturing and support facilities for the insulation business are located in Australia, China, Malaysia, Singapore, Hong Kong and Thailand;

•                 CSR Monier Wunderlich, which sells concrete roof tiles under the Moniertm brand, and terracotta roof tiles under the Wunderlichtm brand, is one of the major suppliers in Australia and New Zealand;

•                 CSR PGH, which is a major manufacturer of clay bricks and pavers in Australia and New Zealand.  In Australia, the clay brick and paver products are sold under the PGHtm and Zacubatm brands.

CSR Building Materials (NZ) Limited, supplies the New Zealand brick and paver market under the Moniertm brand;

•                 CSR Hebel, which is a major supplier of autoclaved aerated concrete products in Australia.  Approximately 55% of CSR Hebel’s products are used in commercial and industrial building, 40% in residential building and the balance in civil construction; and

•                 Shipping, which via the three ships under CSR’s management and chartered ships (when required), carry:

•                 gypsum from South Australia to the eastern states of Australia;

•                 raw sugar and calcite from Queensland to the southern states on return voyages; and

•                 cement for ACH.

Aluminium

CSR participates in aluminium production through its 70% interest in Gove Aluminium Finance Limited (“GAF”), which holds a 36.05% interest in the Tomago aluminium smelter in New South Wales, Australia’s second largest aluminium smelter.  In January 2001, CSR sold its interest in Gove Aluminium Limited (“Gove”) to a subsidiary of Alcan Aluminium Limited.

CSR Sugar

CSR Sugar is Australia’s largest raw sugar producer CSR Sugar’s primary business activities include:

•                 the milling of sugarcane, operating 7 sugar mills in North Queensland;

•                 sugar refining in Australia and New Zealand through two joint ventures:

•                 a 50% interest in Sugar Australia, an unincorporated joint venture with Mackay Sugar Co-operative Association Limited (“Mackay Sugar”) and Man Group plc (“Man Group”), and

•                 a 50% interest in New Zealand Sugar Company, which is also 25% owned by Mackay Sugar and Man Group respectively; and

•                 production of ethanol, which is used in pharmaceuticals, food, beverages, cosmetics and toiletries, printing, aerosols and paint.  CSR Ethanol also producers fertiliser as a by-product of the ethanol production process.

In addition, CSR Sugar holds a 42.5% interest in Czarnikow, the world’s largest sugar broker by volume.

6.3                              Earnings performance

CSR’s audited consolidated financial performance for the three years ended 31 March 2002 and 6 months ended 30 September 2002 are set out in the table below:

Table 5: Historical statements of financial performance

	31 Mar 00 12 months (Actual) $million	31 Mar 01 12 months (Actual) $million	31 Mar 02 12 months (Actual) $million	30 Sept 02 6 months (Actual) $million
Rinker	2,690	3,590	4,116	2,030
Construction Materials	1,048	923	926	512
Building Products	943	860	806	462
Sugar	643	529	694	420
Timber Products	609	—	—	—
Aluminium	486	520	443	215
Other revenue	882	614	210	86
Total revenue	7,301	7,038	7,195	3,725

EBITDA(1)	1,168	1,338	1,379	761
Depreciation and amortisation	(364)	(415)	(453)	(220)
EBIT
Rinker	328	516	598	320
Construction Materials	117	51	57	59
Building Products	156	135	109	63
Sugar	45	16	74	59
Timber Products	57	—	—	—
Aluminium	183	212	110	61
Corporate overheads	(35)	(32)	(34)	(16)
Other adjustments	(47)	25	12	(5)
EBIT	804	923	926	541
Net interest income/ (expense)	(82)	(132)	(107)	(49)
Significant items	—	57	—	—
Operating profit / (loss) before tax	722	848	819	492
Income tax on operating profit / (loss)	(214)	(179)	(244)	(160)
Net operating profit / (loss) after income tax and significant items	508	669	575	332
Outside equity interests	(37)	(35)	(22)	(13)
Net profit attributable to shareholders of CSR	471	634	553	319
Basic earnings per share (“EPS”)(cents)(2)	45.5	63.2	58.5	34.1
Diluted earnings per share (cents)(2)	45.1	62.5	57.8	34.0
Dividend per share (cents)	23.0	23.0	24.0	11.0
EBITDA margin(1)	16.0%	19.0%	19.2%	20.4%
EBIT margin(3)	11.0%	13.1%	12.9%	14.5%
Interest cover (times)(4)	14.2	10.1	12.9	15.5
Return on equity(5)	13.3%	12.4%	14.0%	7.8%

Source: CSR Annual Reports for the 2 years ended 31 March 2002 and half yearly report for the 6 months ended 30 September 2002

Notes:

(1)     EBITDA is earnings before net interest, tax, depreciation, amortisation and significant items.  EBITDA margin is calculated as EBITDA divided by total revenue.

(2)     Basic EPS and diluted earnings per share have both been calculated after tax but before significant items.

(3)     EBIT is earnings before net interest and tax.  EBIT margin is calculated as EBIT divided by total revenue.

(4)     Interest cover is calculated as EBITDA divided by net interest expense.

(5)     Return on equity is calculated as operating profit after tax, but before significant items, divided by shareholder’s equity at year end.

In relation to the above, we note that:

•                 the increasing contribution of Rinker to CSR’s financial performance is attributable to the acquisitions and organic growth;

•                 the results of Rinker also reflect both operational improvement as well as the movement in the Australian dollar against the US$.  For example, Rinker’s EBIT (in Australian dollar terms) grew at an average rate of 35% for the two years ended 31 March 2002 but only 20.5% in US$ terms;

•                 the significant turnaround in CSR Sugar’s contribution to Company EBIT in the year ended 31 March 2002 can primarily be attributed to the increase in raw sugar prices paid to mills as a consequence of hedging by Australia’s sugar marketing body, Queensland Sugar Limited, to protect the price paid to CSR mills despite the fall in world sugar prices.  Actual sugarcane volumes harvested and milled were broadly in line with the 2001 results;

•                 the contribution to group EBIT from CSR’s aluminium interests declined by 48% during the year ended 31 March 2002, which was attributable to the lost earnings from the sale of CSR’s interest in Gove’s alumina and bauxite business in January 2001;

•                 the corporate division’s impact on Company EBIT represents the impact of Company overhead expenses.  These expenses include the cost of maintaining a public company, audit fees, remuneration of head office management and other head office expenses as well as CSR’s product liability costs;

•                 for the 5 years ended 31 March 2002, dividends per share have ranged between $0.22 and $0.24 per share.   With regards to the dividend payments made during the course of the year ended 31 March 2002:

•                 the interim dividend was 40% franked and paid on 17 December 2001; and

•                 the final dividend was 70% franked and paid on 4 July 2002.

Overseas investors received the unfranked portion of both dividends free of withholding tax as the dividends were paid from CSR’s Foreign Dividend account;

•                 the implementation of the Operational Improvement Program (“OIP”) in 1998 has resulted in cost savings of approximately $100 million per annum, which in turn has contributed to the improvement in CSR’s EBIT margin from 9% to 13% between 1998 and 2002;

•                 net operating cash flows for the three years ended 31 March 2002 were $1,048 million, $1,024 million and $1,195 million respectively.  The growth in net operating cash flows over the last 3 years can be primarily attributable to:

•                 an improvement in the financial performance of CSR;

•                 the acquisitions made by Rinker; and

•                 a weaker Australian dollar.

For the six months ended 30 September 2002, we note that:

•                 although CSR’s trading revenue declined by 2.0% to $3,638 million compared to the corresponding period in 2001, EBIT increased by 5.3% to $541 million and the EBIT margin also improved from 13.6% to 14.5%;

•                 the heavy building materials businesses contributed approximately 70% of group EBIT before corporate costs, despite the impact of the stronger Australian dollar;

•                 the Construction Materials division increased EBIT by 81%, primarily as a consequence of improved margin management (from 6.8% to 11.4%), cost savings created by the OIP and increased levels in housing, commercial and civil construction activity; and

•                 the financial performance of both CSR Sugar and CSR’s aluminium interests were impacted by the respective decline in the global price of sugar and aluminium.

6.4                              Statement of financial position

The table below summarises CSR’s consolidated, audited statements of financial position for the 3 years ended 31 March 2002 and six months ended 30 September 2002.

Table 6:  Statement of financial position

	31 Mar 00 12 months (Actual) $million	31 Mar 01 12 months (Actual) $million	31 Mar 02 12 months (Actual) $million	30 Sept 02 6 months (Actual) $million
Cash	126.3	200.2	156.6	166.6
Receivables	1,257.8	984.3	988.0	1,244.7
Inventories	459.3	617.0	572.5	582.7
Other current assets	21.5	37.6	25.5	40.5
Total current assets	1,864.9	1,839.1	1,742.6	2,034.5
Receivables	83.9	79.7	50.9	46.8
Inventories	46.6	99.3	129.2	129.0
Investments accounted for using the equity method	—	334.8	316.6	332.4
Other financial assets	378.7	92.0	40.2	45.3
Property, plant and equipment	3,728.0	4,273.4	4,137.9	4,294.1
Intangibles	399.3	1,233.5	1,111.6	1,737.1
Other non-current assets	381.7	509.8	421.7	466.8
Total non-current assets	5,018.2	6,622.5	6,208.1	7,051.5
Total assets	6,883.1	8,461.6	7,950.7	9,086.0
Accounts payable	688.2	824.2	745.3	847.8
Interest-bearing liabilities	65.2	70.1	104.0	272.9
Income tax liabilities	65.2	49.9	17.3	113.3
Provisions	379.3	376.4	352.6	293.7
Total current liabilities	1,197.9	1,320.6	1,219.2	1,527.7
Payables	16.5	33.1	43.2	41.1
Interest-bearing liabilities	1,149.4	2,230.0	1,790.7	2,204.9
Deferred income tax liabilities	477.9	518.9	519.6	573.4
Provisions	222.0	278.0	273.6	480.2
Total non-current liabilities	1,865.8	3,060.0	2,627.1	3,299.6
Total liabilities	3,063.7	4,380.6	3,846.3	4,827.3
Net assets	3,819.4	4,081.0	4,104.4	4,258.7
Contributed equity	2,647.0	2,322.4	2,139.4	2,146.7
Reserves	151.5	386.8	281.1	240.8
Retained profits	860.8	1,273.9	1,602.3	1,775.2
Equity attributable to members of CSR	3,659.3	3,983.1	4,022.8	4,162.7
Outside equity interests in controlled entities	160.1	97.9	81.6	96.0
Total equity	3,819.4	4,081.0	4,104.4	4,258.7
Ordinary shares on issue (millions)	1,037.121	963.738	935.834	938.282
Net assets per share	$3.68	$4.23	$4.39	$4.54
Net tangible assets per share(1)	$3.30	$2.95	$3.20	$2.69
Gearing(2)	28.5%	51.5%	42.3%	54.3%
Total liabilities/total tangible assets(3)	47.3%	60.6%	56.2%	65.7%

Source: CSR 2001 and 2002 Annual Report and half  yearly report for the 6 months ended 30 September 2002

Notes:

(1)     Net tangible assets per share is net assets less total intangibles (goodwill and other intangibles) divided by ordinary shares on issue.

(2)     Gearing is net borrowings divided by shareholder’s equity. Net borrowings is calculated as total borrowings less cash.

(3)     Total tangible assets is total assets less goodwill and trade names.

In relation to the audited balance sheet as at 30 September 2002, we note that:

•                 property, plant and equipment includes the quarry and other raw materials reserves;

•                 the increase in CSR’s gearing levels from 42.3% to 54.3% during the 6 months ended 30 September 2002 reflects the increase in debt used to fund the acquisition of Kiewit;

•                 provisions totalling $773.9 million include provisions amounting to $333.8 million for asbestos claims against CSR and several Company entities, in which the CSR group of companies have been named as a defendant in both Australia and the USA (refer to Part 5.6 of the Scheme Booklet for further details);

•                 the directors of CSR resolved to apply the new accounting standard, AASB 1044, “Provisions, Contingent Liabilities and Contingent Assets”, for the year commencing 1 April 2002, which imposes new requirements for the measurement of uncertain liabilities.  Following the adoption of AASB 1044, the Company’s product liability provision increased by $205.2 million; and

•                 in May 2001, CSR announced a share buy-back with the intention of purchasing up to 10% of its fully paid shares.  Since that announcement, CSR acquired:

•                 3.5% of its issued capital, or 34,081,215 shares, at a cost of $209 million at an average price of $6.12 during the year ended 31 March 2002; and

•                 1,100,000 shares at an average price of $6.05 during the 6 months ended 30 September 2002.

6.5                              Capital structure

Share capital

CSR currently has 938,944,438 fully paid shares on issue.  The fully paid shares are listed on the ASX and carry full voting rights.  CSR’s top 10 shareholders of the ordinary fully paid shares, as at 31 January 2003, are set out in the table below:

Table 7: Major shareholders of ordinary fully paid shares as at 31 January 2003

	Total number of shares held (000s)	% of issued capital
JP Morgan Nominees Australia Limited	125,479	13.37
National Nominees Limited	92,233	9.82
Westpac Custodian Nominees Limited	77,850	8.29
RBC Global Services Australia Nominees Pty Ltd	59,602	6.35
Commonwealth Custodial Services Limited	23,582	2.51
AMP Life Limited	18,145	1.93
Citicorp Nominees Pty Ltd	17,945	1.91
ING Life Limited	12,953	1.38
RBC Global Services Australia Nominees Pty Ltd	12,061	1.29
Citicorp Nominees Pty Ltd	11,367	1.21
Total shares held by top ten shareholders	451,217	48.06
Other shareholders	487,727	51.94
Total fully paid shares on issue	938,944	100.00

Source: CSR

In relation to the above, we note that:

•                 CSR’s share register comprises a total of 111,669 fully paid ordinary shareholders; and

•                 as at 31 January 2003, directors held a total of 1,912,238 shares or 0.20% of the issued capital of the Company.

The spread of CSR’s shareholdings as at 31 January 2003 is set out below.

Table 8: Spread of shareholdings as at 31 January 2003

Size of holding	Number of fully paid shares (000s)%
1 to 1,000	23,034	2.5
1,001 to 5,000	121,151	12.9
5,001 to 10,000	59,631	6.3
10,001 to 100,000	76,353	8.1
100,001 to 1,000,000	42,033	4.5
1,000,001 to 5,000,000	70,202	7.5
5,000,001 and over	546,540	58.2
Total	938,944	100.0

Source: CSR

We note from the above table that only 2.5% of CSR shares are held by shareholders owning small parcels of shares (less than 1,000 shares), with 78% of CSR’s shares held being owned by shareholders owning more than 10,000 shares.

Executive options

As at 31 January 2003, there were 9,873,668 executive options over unissued shares in CSR on issue.  Each option is convertible to one ordinary CSR share fully paid share.

The conversion of each portion of options to shares is conditional on the percentage growth in the cumulative value of a notional investment in CSR exceeding the growth of an equivalent investment in the ASX All Industrials Accumulation Index, measured over a defined period.

Executive option holders should note that under the terms of the Proposal, the CSR board intend to declare a “Special Circumstance”, which will have the effect of waiving time restrictions on the exercise of the options.  In addition, the board intend to declare that period between the notice of the special shareholder meeting and the implementation of the demerger as a “trading window”.

6.6                              Share market performance

Long term performance of the share price compared to operating profits

The chart below illustrates that a level of correlation has existed since mid 1998 between CSR’s profit and its share price.

Figure 3: CSR share price compared to operating profits between 1991 and 2002

Source: Bloomberg L.P. and CSR 2001 and 2002 Annual Reports

In relation to the figure above, net operating profit after tax applicable to CSR shareholders has been calculated before significant items.

Historic capitalisation multiple of CSR

The capitalisation multiple represents the rate of return a knowledgeable investor would expect to earn from a business.  Capitalisation multiples may be calculated on an EBITDA, EBIT or net profit after tax basis.

The historic EBITDA multiple implied by share market trading of CSR shares is set out in the figure below(8).  In particular, we note that since April 1999, CSR’s implicit historic EBITDA multiple has stabilised in a range of 4.6 to 5.4 times.  The stabilisation of the EBITDA multiple is attributable to the correlation between the movements in CSR’s share price and the group’s financial performance.

Figure 4:  Implicit EBITDA multiple of CSR between 1991 and 2002

Source: Bloomberg and CSR 2002 and 2001 Annual Report

Recent share price performance

The volume of shares traded and relative movements in the share price of CSR and the ASX Materials Index (“Materials Index”) from 31 March 2000 to 31 January 2003 is summarised in the figure below(9).

(8)         CSR’s historic EBITDA multiple has been calculated by dividing CSR’s enterprise value by EBITDA for each year end.  CSR’s enterprise value is calculated as CSR’s market capitalisation at 31 March of each respective year plus CSR’s outside equity interests less net debt at the same date.

(9)         A comparison of the Materials Index and CSR’s share price can only be provided from March 2000 following the changes to the ASX sector indices in accordance with the Global Industry Classification Standard in July 2002.

Figure 5: CSR’s relative share price performance and volume history

Source: dfs IRESS

In relation to the above, we note that:

•                 CSR has outperformed the Materials Index since March 2000.  Some analysts attributed the decline in the price of CSR’s fully paid shares from early September 2002 to investor nervousness about the Company’s significant exposure to the construction market in the USA, amid speculation that the Federal Government in the USA may reduce its multi-billion dollar infrastructure spending programme (“TEA21”);

•                 the increase in the CSR share price after 19 November 2002 can be attributed to the positive market response to the announcement of the Proposal as well as the interim results for the 6 months ended 30 September 2002 being above analyst expectations; and

•                 the large number of shares traded on 16 August 2001 appears to have been due to:

•                 Delaware International Advisers decreasing its relevant interest in CSR from 8.0% to 3.10%; and

•                 Perpetual increasing its relevant interest in CSR from 7.64% to 8.67%.

We have also reviewed the trading volumes of CSR shares and note that CSR’s shares are highly liquid and freely traded, with 19% and 61% of the Company’s issued capital being traded in the 3 months and 6 months prior to the announcement of the Proposal respectively.

Relative share price performance

The figure below illustrates the performance of CSR shares between 31 December 1998 and 31 January 2003, relative to the following global indices:

•                 Morgan Stanley (“MSCI”) global building materials index;

•                 Asia Pacific building material index; and

•                 USA building materials index.

Figure 6: Relative performance of CSR to overseas building materials indices

Source: dfs IRESS and Bloomberg L.P.

In relation to the above, we note that CSR has consistently outperformed each of the major international building material indices since December 1998, which may be attributed to:

•                 the geographic diversification of the Company, where CSR has exposure to the USA, Australian and Asian markets;

•                 the performance and growth strategy of Rinker, which focuses on heavy building materials and has strong regional and local positions within the USA;

•                 the weakness of the Australian dollar against the US dollar, which in turn has contributed to the growth in CSR’s earnings performance; and

•                 the strong economic growth in the states in which Rinker trades in the USA.  In this regard, we note that since 1998 Rinker’s markets have demonstrated higher growth rates than the average national growth rates in the USA.

7                                        Impact of the proposed demerger

7.1                              Impact on structure and ownership

The operating structure of CSR prior to the proposed demerger and the effect of the Proposal on the operating structures of RGL and CSR are shown in the figures below:

Figure 7:  CSR operating structure before the proposed demerger

Source: Scheme Booklet

Figure 8:  RGL and CSR operating structure after the proposed demerger

Source: Scheme Booklet

Parts 3 and 5 of the Scheme Booklet provide an extensive profile of the operations of RGL group and CSR group after the demerger on a stand alone basis.  As such, we have not attempted to describe in detail the operations of the respective entities in this report.  Shareholders are directed to these parts of the Scheme Booklet for further information.

However, we consider that a brief outline of salient industry factors is appropriate to explain the various business drivers of both RGL and CSR to which current CSR shareholders will be exposed.

These industry drivers are discussed in the following sections.  One of the desired outcomes of the Proposal is a re-rating of the value of CSR’s business operations (refer Section 8.2 of this report).  Therefore, we are of the view that the following discussion is important for shareholders to assess the potential for that re-rating.

7.2                              RGL

Following the implementation of the proposed Scheme, the RGL group of companies will have an interest in the heavy building materials and related industries in the USA, Australia and China.  A brief discussion of the historic performance and outlook for the heavy building materials industry in the USA and Australia is outlined in the following sections.

Industry overview

Key characteristics of the heavy building materials industry

A summary of the key features of the heavy building materials industry in the USA and Australia is set out below:

Table 9:  Key characteristics of the heavy building materials industry in the USA and Australia

Heavy building materials
Style of ownership	-	fragmented market in the USA with a number of regional competitors

	-	small number of major participants in Australia

	-	intense competition

Products/service	-	aggregate

	-	concrete pipe, box culvert and other refinforced concrete products (used for the provision of water, sewerage, drainage, roads and bridges)

	-	pre-mixed concrete manufacturing (ready mixed manufacturing or mortar)

	-	gravel and sand quarrying

	-	asphalt

Customer base	-	land developers/construction wholesalers

	-	agricultural sector (irrigation) systems

	-	mining sector (distribution of oil and gas)

Other		medium barriers to entry

	-	simple technology and limited product differentiation

	-	medium capital intensity

	-	increasing sophistication of products to meet standards requirements to compete against substitute products (for example: asphalt, ceramics, timber, steel and glass)

Source:  IBIS World Pty Limited (“IBIS”)

The performance of the heavy building materials industries in the USA and Australia are impacted by a number of key economic indicators including:

•                 the level of capital expenditure on public works and construction such as roads, bridges, water, sewerage and drainage;

•                 the cyclical demand in the residential, commercial and civil construction markets.  These markets, in turn, are dependent on the general level of economic activity including gross domestic product (“GDP”) growth, levels of consumer confidence, interest rates, etc.; and

•                 technological advancements that have led to the development of substitute products.

A summary of the historical trends and future prospects for these key economic indicators impacting on the heavy building materials industry in the USA and Australia are outlined in the following tables:

Table 10:  Trends in the USA heavy building materials industry and related economic indicators

Determinant	Historic	Forecast
GDP

GDP growth was strong in the late 1990’s, averaging 4.2% for the 4 years to 2000.  GDP growth fell to 0.3% during 2001 following the decline in consumer confidence and business investment after the events of 11 September 2001.

GDP is forecast to grow only 0.7% in the final quarter of 2002. GDP growth is forecast to increase to 3.3% during 2003 and remain at approximately that level until the 2006 financial year.

Residential building	Strong compound annual growth during the last 4 years of 10.1% per annum.	Total housing construction levels are forecast to grow marginally during 2003 due to the weaker economy, increase in interest rates and increase in unemployment.

Non-residential building

High levels of economic growth and investor confidence during the late 1990’s resulted in strong rates of non-residential construction in the USA.

Commercial and industrial construction levels declined during 2000 and 2001 due to a change in business confidence.  In contrast, institutional construction increased moderately.

Commercial construction levels, excluding apartment buildings, is forecast to fall 1% during 2003, hampered by cautious business confidence levels, tighter bank lending standards and higher insurance costs.

A stimulus package was approved in March 2002 to increase capital investment over the next three years by providing a 30% depreciation bonus for certain investments made between September 2001 and 2004.

Analysts are forecasting growth rates of 5.8% and 6.8% for 2004 and 2005 as the USA economy improves.

Public infrastructure construction

During the 4-years to 2001, public infrastructure construction grew at a rate of 7.9% per annum, as a consequence of  the passing of the TEA21 legislation.

TEA21 has boosted spending for highway construction.  Further, deregulation in the utilities industry has resulted in strong growth in non-building construction levels.

Following growth of 11.6% forecast for 2002, public infrastructure construction growth is expected to contract by 3% in 2003, amid speculation that the Federal Government in the USA may reduce funding for the TEA21 funding programme.

Source:  IBIS, FW Dodge (“Dodge”), Broker Reports

Table 11:  Trends in the Australian heavy building materials industry and related economic indicators

Determinant	Historic	Forecast
Residential building

The continuation of the Federal Government’s “First Home Owner Grant” Scheme (“FHOG Scheme”) stimulated growth of 18.7%  in housing sector activity in the 2002 financial year, following negative growth of 20.5% in 2001 due to the impact of the introduction of GST, the aftermath of the Sydney Olympics and collapse of HIH Insurance Limited.

Growth is expected to decline to 3.4% in the 2003 financial year (down from 18.7% in the 2002) and contract marginally in 2004.

Commercial building

Significant decline in activity of 20.6% during 2001 was primarily attributable to a downturn in domestic demand.

Moderate rise of 5.6% in 2002 was fuelled by a recovery in demand and a stronger than anticipated domestic economy.

Market analysts anticipate that the upturn will continue as demand continues to recover.  Industry growth of 11.2% is expected in 2003.

Under-supply in key markets and a further recovery in demand are expected to stimulate a “boom” in 2005.

Civil construction	After a slump in 2001, engineering construction recorded growth of 7.3% in 2002, which was attributable to a number of major projects in the resources and infrastructure sectors.

Market analysts anticipate the industry upturn to continue for the medium term, expecting forecast growth of 12.2% in 2003.

Continued growth is expected to be driven by continuation of current projects and new projects, in turn driven by an increase in domestic demand (for example: Melbourne’s Commonwealth Games venues).

Public works construction

Public construction activity has contracted during the last 2 years, having experienced a 13.4% fall in 2001 and a further 3.1% decline in 2002.

Decrease can primarily be attributed to a reduction in communication infrastructure expenditure during the period and the completion of Sydney Olympic related expenditure leading up to 2000.

The impact of the cyclical nature of the construction sector on the heavy building materials industry has historically been offset by the counter-cyclical nature of public sector capital expenditure, reflecting governments’ attempts to stimulate construction during a downturn in private sector construction.

Strong growth is expected until 2005 as a consequence of an increase in the expected level of State and Federal Government expenditure on road construction.

Private sector projects such as the Western Orbital, Lane Cove Tunnel and Parramatta/Chatswood Rail Link in Sydney are likely to further stimulate growth in demand for heavy building materials.

Source:  ABS, Access Economics, BIS Shrapnel, Broker Reports

RGL financials

Set out below is a summary of RGL’s consolidated financial statements.  Further details are set out more fully in Part 4 of the Scheme Booklet.

Pro-forma consolidated profit and loss statement

A summary of RGL’s pro-forma consolidated statement of financial performance for the 3 years ended 31 March 2002 and forecast earnings for the 12 months ending 31 March 2003 are set out below:

Table 12:  RGL’s pro-forma statement of financial performance

	31 Mar 00 12 months (Actual) $million	31 Mar 01 12 months (Actual) $million	31 Mar 02 12 months (Actual) $million	31 Mar 03 12 months (Forecast) $million
Total revenue	3,789	4,581	5,112	5,368
EBITDA	643	862	994	1,075
Depreciation and amortisation	(206)	(303)	(353)	(379)
EBIT(1)	437	559	641	696
Income tax on EBIT	n/a	n/a	n/a	(255)
Outside equity interest in EBIT	n/a	n/a	n/a	(3)
Net finance expense after tax	n/a	n/a	n/a	(54)
Net profit after tax	n/a	n/a	n/a	384
EBITDA margin	17.0%	18.8%	19.4%	20.0%
EBIT margin	11.5%	12.2%	12.5%	13.0%
Interest cover (times)(2)	n/a	n/a	n/a	12.2

Source: Scheme Booklet

Notes:

(1)     The forecast financial information reflects the pro-forma adjustments for the 6 months ended 30 September 2002 outlined in Part 4.1(e) of the Scheme Booklet and excludes $6 million expensed demerger costs.

(2)     Interest cover is calculated as EBITDA divided by net finance expense before tax.  Net finance expense before tax has been calculated on the basis of net debt of $1.2 billion for the first 6 months ended 30 September 2002 and following the acquisition of Kiewit, $2.0 billion for the remaining 6 months ending 31 March 2003 at an average interest rate of 5.5% per annum.

The pro-forma adjustments to RGL’s historic and forecast results are set out in Part 4.1(e) of the Scheme Booklet.  With regards to the pro-forma adjustments, we note that they reflect:

•                 any discontinued activities;

•                 any stand alone corporate costs;

•                 the impact of one-off or non-recurring items;

•                 any accounting adjustments associated with the implementation consistent accounting policies; and

•                 any adjustments associated with shared services with CSR after the demerger.

Pro-forma statement of financial position

A detailed pro-forma statement of financial position for RGL as at 30 September 2002 is set out in Part 4.3 of the Scheme Booklet.  Shareholders are directed thereto.

Based on approximately 938.8 million shares assumed to be on issue at that date, RGL’s financial position had the following features:

•                                          total assets of $6,614.2 million;

•                                          interest bearing debt of $2,182 million;

•                                          net assets of $3,063.4 million and net assets per share of $3.26;

•                                          net tangible assets per share of $1.45;

•                                          gearing levels of 69.2%; and

•                                          a ratio of total liabilities to total tangible assets of 72.2%.

7.3                               CSR

Industry overview

Following the implementation of the proposed Scheme, CSR will have interests in the building products, aluminium smelting and sugar industries.  A brief discussion of the outlook for each of these industries is set out below.

Building products industry in Australia

The table below summarises the key features of the segments of the building products industry in Australia in which CSR participates.

Table 13:  Key characteristics of the building products industry in Australia

Building products
Style of ownership	-	small number of major participants

Products/service	-	plaster product manufacturing (plasterboard, etc.)

	-	non-metallic mineral product manufacturing (glass and insulation products etc)

	-	concrete and clay roof tiles

	-	clay brick and pavers manufacturing (bricks and pavers)

Customer base	-	predominantly trade and wholesale customers

Other	-	low to medium barriers to entry

	-	technological advancements have led to improved product quality

Source:  IBIS

The performance of the Australian building products industry is impacted by a number of key economic indicators including:

•                     the general level of economic activity including GDP growth, levels of consumer confidence, interest rates, etc.;

•                     the cyclical demand in the residential, non-residential and engineering construction markets;

•                     the level of private and public capital expenditure on new dwelling and non-dwelling investment and construction, which are cyclical and affected by general levels of economic activity, interest rates and employment prospects; and

•                     technological advancements that have led to the development of substitute products.

A summary of the historical trends and future prospects for these key economic indicators impacting on the building materials market are as follows:

Table 14:  Trends in the Australian building materials industry and related economic indicators

Determinant	Historic	Forecast

Residential building

The continuation of the FHOG Scheme stimulated growth of 18.7% in housing sector activity in the 2002 financial year, following negative growth of 20.5% in 2001 due to the impact of the introduction of GST, the aftermath of the Sydney Olympics and collapse of HIH.

Recent high growth rates are not seen as sustainable as they have been artificially supported by the FHOG Scheme. Growth is expected to decline to 3.4% in the 2003 financial year (down from 18.7% in the 2002) and contract marginally in 2004.

Non civil building and construction	Significant decline in activity of 20.6% during 2001 was primarily attributable to a downturn in domestic demand.	Market analysts anticipate that the upturn will continue as demand continues to recover. Industry growth of 11.2% is expected in 2003.

	Moderate rise of 5.6% in 2002 was fuelled by a recovery in demand and a stronger than anticipated domestic economy.	Under-supply in key markets and a further recovery in demand are expected to stimulate a boom in 2005.

Source:  ABS, Access Economics, BIS Shrapnel, Broker Reports

Aluminium smelting industry

Australia is the world’s fifth largest producer of primary aluminium.  ABARE has forecast that the industry in 2002 will contribute approximately $8.2 billion or 14.4% to Australia’s mineral resources exports(10).

The primary aluminium smelting segment of the industry (“primary aluminium”) is highly energy intensive.  In Australia, energy costs account for over 20% of production costs.  Further, approximately 70% of the country’s electricity generation is from coal.  Consequently, the ratification of the Kyoto Protocol to the United Nations Convention on Climate Change may have important operating cost implications in the medium to long term for industry participants.

(10)  “Forecasts and Issues”, Australian Commodities”, ABARE Vol 9, no 2, June quarter 2002.

Figure 9:  Australian aluminium industry turnover and global spot price

Source: ABARE and IBIS

With regards to the above graph, we note that:

•                     demand for alumina and aluminium declined during 2000 and 2001, impacting on export levels and the global spot prices, with some recovery in 2002.  As world economic growth stabilises in the medium term, it is expected that demand for aluminium will continue to increase.  Further, it is expected that aluminium consumption over the medium term will also be influenced by the rate at which aluminium end user markets continue to develop (such as construction, packaging and automotive end uses)(11);

•                     over the medium term, ABARE has projected global primary aluminium production to increase at an annual rate of 3.5% to 29.95 million tonnes by 2006.  In contrast, ABARE expect annual production of primary aluminium in Australia to stabilise at 1.8 million tonnes per annum until 2006.  Future growth in aluminium production in Australia will be subject to the development of new aluminium smelters, which in turn will be sensitive to any international emission control agreements (such as the Kyoto Protocol) and the outlook for the aluminium market; and

•                     ABARE anticipate the aluminium spot price over the short to medium term to increase modestly as a consequence of production constraints in the  USA, created by the closure of smelting plants in the Pacific Northwest Region in response to increasing electricity prices.

(11)  “Aluminium and alumina, outlook to 2005-2006”, Outlook 2001, ABARE.

Sugar industry

The Australian sugar industry is one of the lowest cost sugar producers among the world’s major exporters of sugar(12).  However, the Australian sugar industry is currently suffering as a consequence of recent depressed global sugar prices, which in turn are a result of world production exceeding consumption.  Further, the emergence of Brazil as one of the world’s largest producers and exporters of sugar, together with the devaluation of the Brazilian currency, have contributed to the decrease in world sugar prices.

The Australian sugar industry exports between 80% to 85% of its raw sugar production.  In order to compete with low cost producers such as Brazil, the industry is investigating how to improve supply chain efficiencies at the farm and mill level, as well as actively pursuing biofuel and energy opportunities.

In September 2002, the Australian Federal Government announced a $150 million aid package to assist unviable cane farmers to exit the industry and allow farm consolidation to occur.  However, some industry analysts are sceptical as to the potential effectiveness of the assistance package given the lack of industry change brought about by the previous assistance package of $62 million introduced in 2000.

CSR financials

Set out below is a summary of CSR’s consolidated financial statements.  Further details are set out more fully in Part 6 of the Scheme Booklet.

Pro-forma consolidated profit and loss statement

CSR’s pro-forma consolidated statement of financial performance for the 3 years ended 31 March 2002 and forecast earnings for the 12 months ending 31 March 2003 are set out below:

Table 3:  CSR’s pro-forma statement of financial performance

	31 Mar 00 12 months (Actual) $million	31 Mar 01 12 months (Actual) $million	31 Mar 02 12 months (Actual) $million	31 Mar 03 12 months (Forecast) $million
Total revenue	1,985	1,841	1,958	2,032
EBITDA	382	349	347	374
Depreciation and amortisation	(105)	(103)	(99)	(102)
EBIT(1)	277	246	248	272
Income tax on EBIT	n/a	n/a	n/a	(77)
Outside equity interest in EBIT	n/a	n/a	n/a	(23)
Net finance expense after tax	n/a	n/a	n/a	(13)
Net profit after tax	n/a	n/a	n/a	159
EBITDA margin	19.2%	19.0%	17.7%	18.4%
EBIT margin	14.0%	13.4%	12.7%	13.4%
Interest cover (times)(2)	n/a	n/a	n/a	20.8

Source: Scheme Booklet

(1)(2)  “Australian Commodities”, ABARE, Vol 9, No 1, March quarter 2002

Notes:

(1)  The forecast financial information reflects the pro-forma adjustments for the 6 months ended 30 September 2002 outlined in Part 6.1(e) of the Scheme Booklet and excludes $16 million expensed demerger costs.

(2)  Interest cover is calculated as EBITDA divided by net finance expense before tax.  Net finance expense before tax has been calculated on the basis of net debt of $300 million for the year ending 31 March 2003 at an average interest rate of 6.0% per annum.

The pro-forma adjustments to CSR’s historic and forecast results are set out in Part 6.1(e) of the Scheme Booklet.  With regards to the pro-forma adjustments, we note that they reflect:

•                                          any discontinued activities as a result of parallel restructuring program;

•                                          any stand alone corporate costs;

•                                          the impact of one-off or non-recurring items;

•                                          any accounting adjustments associated with the implementation of consistent accounting policies;

•                                          any adjustments associated with the provisioning of CSR’s product liability charge, calculated in accordance with AASB 1044; and

•                                          any adjustments associated with shared services with RGL after the demerger.

Pro-forma statement of financial position

A detailed pro-forma statement of financial position for CSR as at 30 September 2002 is set out in Part 6.3 of the Scheme Booklet.

Based on approximately 938.8 million shares assumed to be on issue at that date, CSR’s financial position, had the following features:

•                                          total assets of $2,599.9 million;

•                                          interest bearing liabilities of $295.8 million;

•                                          net assets of $1,251.4 million and net assets per share of $1.33;

•                                          NTA per share of $1.29;

•                                          gearing levels of 15.4%; and

•                                          a ratio of total liabilities to total tangible assets of 52.7%.

8                                         Assessment of the proposed demerger

8.1                               Financial implications of the Proposal

Impact on EPS

We note that based on the forecast pro-forma earnings of RGL and CSR and 938.8 million shares on issue, the forecast EPS of RGL and CSR for the year ending 31 March 2003 will be 40.9 cents and 16.9 cents respectively.

Further, it should be recognised that the forecast EPS reflects the various pro-forma adjustments, including any one-off costs associated with the proposal and additional annual overhead costs associated with maintaining a publicly listed entity.

In considering the impact of the Proposal on EPS, it is the additional costs that are most relevant.  In this respect, we note that these costs amount to approximately 1.1 cents per share(13), excluding any additional borrowing costs associated with changes to RGL and CSR’s credit ratings.  This amount represents 1.8% of the combined forecast EPS of RGL and CSR and is in our opinion not material given that the ability of RGL and CSR to meet their respective business plans in the future is likely to affect EPS in the longer term in a far more material manner.

Impact on NTA per share

The impact of the Proposal on NTA per share is quantified below:

Table 16:  Impact of the Proposal on NTA

	CSR actual	RGL pro-forma	CSR pro-forma
NTA as at 30 September 2002 ($million)	2,521.6	1,365.1	1,212.6
NTA per share as at 30 September 2002 (cents)	2.69	1.45	1.29

Source:  CSR half yearly results for the 6 months ended 30 September 2002 and pro-forma financials set out in Sections 7.2 and 7.3 of this report

It should be recognised that the pro-forma assets and liabilities and therefore NTA of RGL and CSR have been adjusted to reflect:

•                       the proposed debt structure of the RGL and CSR groups following the demerger;

•                       in the case of RGL, the acquisition of the Readymix businesses at fair value and the subscription for new share capital;

•                       the capital reduction in CSR; and

•                       the associated transaction costs of the demerger.

Therefore in considering the impact of the proposal on NTA per share, whilst the pro-forma adjustments outlined above have resulted in an increase in NTA per share of 5 cents (representing 3 approximately 2% of the combined NTA of RGL and CSR), we are of the view that this impact is not material.  The ability of RGL and CSR to meet their respective business

(13)  Additional costs are estimated to total $10 million, as outlined in Part 1.3 of the Scheme Booklet.  Total number of shares on issue are estimated to be 938.8 million.

plans in the future is likely to affect the strength of RGL and CSR’s NTA per share in a far more material manner.

Impact on dividends

The dividend policies of RGL and CSR following the implementation of the Proposal will be at the discretion of the respective directors of each entity.  Parts 4 and 6 of the Scheme Booklet outline the following indicative dividend pay-out ratios for RGL and CSR:

•                                          20% to 30% for RGL; and

•                                          60% to 70% for CSR.

Existing CSR shareholders should note that despite the intended dividend policies of both RGL and CSR, ultimately each company’s dividend policy will be determined by its board and be a function of, amongst other things:

•                                          the general business environment;

•                                          operating results of each entity;

•                                          ongoing and future capital requirements, including strategic growth opportunities;

•                                          capital management initiatives; and

•                                          taxation considerations (such as the level of franking credits).

It is the intention, however, of the RGL and CSR boards to pay a final dividend in July 2003 of 7 cents and 6 cents per share respectively.  The combined quantum of these dividends, together with the interim dividend of 11 cents per share for the 6 months ended 30 September 2002 on face value is the same level as the total amount of dividends received by CSR shareholders for the year ended 31 March 2002.  However, CSR shareholders should note that RGL is likely to have minimal franking credits for the year ending 31 March 2003 (refer to Part 4.8 of the Scheme Booklet for further details), which will in turn inhibit RGL’s ability to frank the final dividend.

8.2                              Advantages of the Proposal

We set out below the likely advantages of the Proposal.

Potential for an improved stock market rating

The creation of two publicly listed entities may create greater transparency and understanding within the investment community via analyst coverage of both the RGL and CSR businesses together with the industries in which they participate.  Greater analyst coverage, in turn, will increase the likelihood of more appropriate market valuations of the respective lines of business.

The following discussion, in our view, relates more to the medium term investment horizon, say one to two years because in the short term, there is likely to be some share price volatility in RGL and CSR as shareholdings are stabilised and the market becomes familiar with the operations and performance of RGL and CSR.  Therefore, in considering the likelihood of the two entities achieving an improved stock market rating, we have reviewed and compared the following:

•                    the range EBITDA multiples upon which RGL’s and CSR’s peers have historically traded and are forecast to trade (refer to Appendices 3 and 4 for further detail).  In this regard we note that CSR has historically traded at a discount to the other globally listed heavy building materials companies; and

•                    the earnings and operating characteristics of RGL and CSR compared to their respective peers, which amongst other things, include:

•                 their historic and forecast operating profitability and EBITDA margins, including the  sensitivity of the RGL and CSR earnings to exchange rates, global commodity prices, interest rates, etc.;

•                 their market position in the markets in which they operate, including the size and nature of each respective business;

•                 their historic and forecast growth levels;

•                 the ability of their management to successfully integrate strategic acquisitions and improve operating margins; and

•                 the ability of their management to utilise their asset base compared to their relative earnings streams.

Having considered the above, we are of the view that as investors begin to understand the RGL business as a stand alone entity, and assuming that RGL retains its current earnings characteristics, it is not unreasonable to expect RGL to trade on a multiple that is consistent with those peers.

In addition to the above, we are of the view that the market may also, over time, re-rate CSR after the demerger.  In this regard, we note that given CSR’s diversified business structure after the demerger, market analysts may continue to apply a “sum of the parts” valuation methodology in analysing a portfolio of businesses, due to the lack of synergy benefits between the respective businesses.  In our view, any market re-rating of CSR may come from:

•                    a greater market understanding of the respective CSR businesses upon the removal of the group’s heavy building materials focus;

•                    an improvement in the global sugar and aluminium prices; and

•                    market recognition of the the strong track record of CSR’s businesses in generating substantial cash flows.

With regards to the above, investors should note that any such market re-rating of RGL and CSR may take time to occur, if at all, as the actual trading price of RGL and CSR shares is uncertain and will depend on a range of factors once they have listed, including:

•                    the market conditions of global equity markets;

•                    economic conditions;

•                    interest rates;

•                    the performance of the respective heavy building materials, building products, aluminium and sugar industries; and

•                    the ability of RGL and CSR to “win” the trust of analysts, institutional and retail investors by demonstrating on a stand alone basis an ability to continue to generate strong cash flows that enable RGL and CSR to pursue their respective growth strategies.

Shareholder flexibility

Immediately following the implementation of the Proposal, current shareholders of CSR will have the same ownership interests in CSR’s business operations as they do at present(14).  However, they will have the flexibility and choice of either holding shares in RGL, CSR or both.

CSR shareholders should consult their financial advisers if they are considering rebalancing their portfolio between RGL and CSR.

On-going liquidity

Investors wishing to hold shares in RGL will have a direct exposure to a growth stock operating in the heavy building materials industry.  RGL is also likely to be listed in the top 50 companies on the ASX and be one of the leading heavy building materials companies in the world.

In contrast, investors wishing to hold shares in CSR will have exposure to the Australian building products industry, as well as the Australian and international aluminium and sugar industries.  In addition, CSR is intended to be a high dividend yielding stock attracting shareholders who are interested in highly franked dividend yields.  CSR is likely to be one of the top 100 stocks listed on the ASX.

The respective features of RGL and CSR are likely to attract investment interest and maintain the current liquidity in CSR shares for RGL and CSR after the Proposal.

Greater management and board focus on each business

The Proposal will result in the creation of two publicly listed entities, each with their own independent board of directors and management teams with extensive experience in the respective industries in which RGL and CSR will participate.

Following the demerger, it is intended that RGL’s board will comprise a non-executive chairman, four non-executive directors and an executive director (“chief executive”).  Mr David Clarke, Rinker’s current chief executive, will be appointed chief executive of RGL.  In addition, CSR’s current group chairman, Mr John Morschel, has been appointed RGL’s non-executive chairman.

CSR’s board following the demerger will comprise of a non-executive chairman, 4 non-executive directors and the chief executive.  Mr Alec Brennan, CSR’s current group deputy managing director will become chief executive of CSR and Dr Ian Blackburne, a current director of CSR, will be appointed non-executive chairman.

Parts 3.4 and 5.5 of the Scheme Booklet outlines the composition and relative experience of the RGL and CSR board and other senior management executives.

As a consequence of the demerger, it is likely that the management and in particular, the board of each business will be able to focus on their core businesses as well as pursuing and implementing growth strategies pertinent to each group.  In this regard, we note that:

(14)  With the exception of ineligible overseas shareholders, who will be cashed out prior to the demerger date.

•                     RGL intends to focus on consolidating its position as a leading international heavy building materials company, achieving growth via acquisition and participating in markets in which RGL is able to hold a leading market share; and

•                     historically, the CSR businesses have been characterised by leading market positions in their target markets as well as generating strong earnings and stable cash flows.  After the demerger, CSR intends to focus on the continued improvement in the performance of its businesses, as well as pursuing sensible low risk strategic growth opportunities that will deliver improved returns to shareholders.

In addition, under the current capital structure, and given the focus by CSR of increasing the scale of Rinker’s heavy building materials operations in the USA (as set out in Figures 1 and 2), the businesses being retained by CSR currently have had to compete with the RGL businesses for management and board attention.  Following the implementation of the demerger, this will no longer be the case.

Independent financial flexibility and policies

Since the implementation of the parallel restructuring program in 1998, CSR has funded its growth strategy of increasing its exposure in the heavy building materials industry in the USA via the generation of strong operating cashflows, the acquisition of strategic opportunities and the proceeds from the sale of non-core businesses.  Whilst operating cash flows remain strong, there are no readily saleable non-core businesses remaining.  In addition, CSR’s current capital structure may be restrictive given the different earnings profiles and capital requirements of the underlying businesses of RGL and CSR, making an acquisition by way of issuing shares difficult.  As a stand alone entity, an issue of shares by RGL would be more attractive to both retail and institutional investors where RGL is a pure investment.  However, we recognise that as an Australian domiciled company, RGL shares may not be as attractive to investors in the USA and Europe as they are to Australian investors.

Further, in order for RGL to pursue its growth strategy it may have a lower dividend payout ratio than current CSR shareholders have become accustomed to.  In comparison, the CSR businesses being retained are expected to generate strong cash flows and have relatively low levels of debt, enabling CSR to pay a higher proportion of profits as dividends than it does currently, whilst at the same time being able to pursue low risk growth opportunities.

Accordingly, following the demerger, the respective boards of both RGL and CSR will be able to adopt a capital structure and dividend policy that may be more appropriate to each business in order to achieve their respective strategic objectives.

Better alignment of management incentives with performance

CSR currently has various share and option incentive plans for group employees and executives, which are discussed in more detail in Part 7 of the Scheme Booklet.  However, the shares and options issued in CSR under the current incentive plans include businesses in which management may not be involved and therefore have less direct control over.

The implementation of the Proposal will allow the respective boards of RGL and CSR to introduce new employee incentive plans, which are more directly aligned to the share price and financial performance of the businesses on a stand alone basis.

8.3                               Disadvantages of the Proposal

We set out the possible disadvantages of the Proposal below.

One-off transaction costs

CSR has estimated that the cost of implementing the Proposal are likely to be in the order of $75 million.  Further, $49 million of the total estimated transaction costs are likely to be incurred, or will be committed, prior to the date that the shareholders will vote on the Proposal.

Investors should refer to Part 1.3 of the Scheme Booklet for a more detailed breakdown of the estimated demerger transaction costs.

With regards to above transactions costs we note that $15 million of the total transaction costs relate to the cost of the restructuring of CSR’s debt in Australia and the USA, as described in Part 4.4(b) of the Scheme Booklet.

Additional costs

The Proposal, if successful, will result in RGL and CSR being separately listed companies on the ASX.  As a consequence, both companies will be required to maintain a separate board of directors, share registries, information technology and reporting systems, corporate and administrative functions and management.  Other costs associated with listing RGL include listing fees, shareholder communications, legal and regulatory compliance costs.

In the short term, it is likely that share services arrangements will be established during a transitional period.  Any associated costs with these arrangements will be at commercial arm’s length rates.

CSR has estimated the incremental listed company, administration and other costs to be approximately $10 million per annum.

Reduction in size and earnings diversification

If the Proposal is successful, both CSR and RGL will be smaller on a stand-alone basis than the current CSR group and individually will have reduced earnings diversification.  Shareholders may experience greater earnings volatility by being more directly exposed to the cyclical nature of the respective product markets in which both CSR and RGL will operate.

In addition, the smaller size of the two companies will result in potential litigation against either company having a more significant impact on either company’s financial position or share price than would have been the case with the current conglomerate nature of the CSR group.

CSR shareholders will be able to achieve diversification against these risks by holding shares in both CSR and RGL.

Potential impact on debt ratings and financing costs

Under the terms of the Proposal, RGL and CSR are expected to have borrowing levels of  $2 billion and $300 million respectively.  Part 1.3(b) of the Scheme Booklet outlines the indicative credit ratings of the respective credit rating agencies have assessed to be appropriate for the two entities.

As a consequence of the decline in credit ratings for both CSR and RGL discussed in Part 1.3(b) of the Scheme Booklet, it is likely that the two companies will not be able to procure debt financing on the same terms as currently available to CSR, resulting in a higher cost of borrowing for both companies.  In this regard, the CSR board believe the overall increase in interest costs are unlikely to be material, nor place onerous stress on the financial position of either company. This view appears to be supported by the strong interest cover of both RGL and CSR respectively (refer Tables 12 and 15).

Index weighting

The proposal will lead to both RGL and CSR having lower share market capitalisations and S&P index weightings than the current market capitalisation and index weighting of CSR.  Consequently there may be a lower level of institutional interest in each of the demerged entities.

Reduced franking capacity

If the Proposal is successful, it is likely that the transaction costs associated with implementing the Proposal will reduce the amount of tax to be paid by CSR for the year ending 31 March 2004.  Accordingly, it is unlikely that CSR will have sufficient franking credits during that year to pay fully franked dividends.

In comparison, RGL as at the date of the implementation of the demerger will have no franking credits.  Therefore, given the relatively high proportion of earnings generated by RGL in the USA and the group’s level of franking credits available, RGL’s is unlikely to be able to pay fully franked dividends.

8.4                               Risks of the Proposal

There a number of risks associated with the Proposal.  The principal risks are outlined below:

Transition risk

It is likely that many CSR shareholders will adjust their portfolio holdings in both RGL and CSR following the implementation of the Proposal.  Accordingly, until the shareholder base of both companies are rebalanced, a risk exists in the short term, that the combined share market values of RGL and CSR will be lower than the current market capitalisation of CSR.

RGL market rating

A risk exists that a stock market re-rating of RGL more aligned with its global peers may not occur (refer to Section 8.2 of this report).  As a consequence, the benefits associated with such a market re-rating may not be realised.  Countering this, if RGL fails to be re-rated for a sustained period of time, it may become the subject of a takeover offer by another party, which may contain a takeover premium to reflect any available synergy benefits a bidder may have with the RGL business.

CSR market rating

A risk exists that investors may be unfamiliar with CSR’s core businesses (Building Products, Aluminium and Sugar) after the implementation of the Proposal, which may adversely affect the share price of CSR.  Some of the key influencing factors, which may impact on CSR’s share price after the demerger are:

•                     the sensitivity of CSR’s earnings to the cyclical nature of the Australian building cycle as well as global commodity prices for aluminium and sugar;

•                     the effect of the loss of RGL’s earnings from CSR’s earnings streams, including the potential earnings movements caused by the US$/A$ exchange rate; and

•                     the uncertainty surrounding CSR’s asbestos liabilities.

Whilst the risk of a lack of investor understanding of CSR will exist, at the same time, this risk may be mitigated by:

•                     increased understanding of the CSR business via increased analyst coverage;

•                     the relative stability of the earnings streams of the CSR businesses.  In this regard, we note that the consolidated pro-forma EBIT of CSR has proven to be relatively stable over the past three and a half years, generating a normalised annual EBIT of approximately $250 million.  Accordingly, despite the current downturn in world aluminium and sugar prices there is potential upside on the back of a revival of global prices for these commodities; and

•                     continuous disclosure of any material change in the views held by the directors of as to the adequacy of the group’s product liability provisioning, pursuant to AASB 1044.

Novation risk

CSR currently provides certain guarantees to third parties with respect to a number of contracts that the Readymix businesses have entered.

A risk exists that these third parties will not release CSR from its guarantee obligations prior to the implementation of the Proposal and novate these contracts to RGL or one of its subsidiaries.  In the event that this occurs, CSR will be required to continue to meet its contractual obligations despite having no control over the management or conduct of RGL.

In order to mitigate this risk, CSR will be indemnified by RGL for any liability that CSR may have under its contractual guarantees.

8.5                               Tax implications of the Proposal

The taxation implications of the Proposal for both CSR and CSR shareholders are outlined below.

Tax consequences for CSR

Pursuant to the New Business Tax System Act 2002and Part 3-1 of the Income Tax Assessment Act 1997, CSR will be able to obtain capital gains tax (“CGT”) rollover relief in the event that the Proposal is successful.

Tax consequences for current CSR shareholders

Part 8 of the Scheme Booklet sets out the taxation implications of the Proposal for CSR shareholders in Australia and overseas.  CSR has sought legal and tax advice in respect of the Proposal.  In summary, the advice received in relation to Australian shareholders is as follows:

•                  CSR shareholders who are residents of Australia for taxation purposes and hold their shares as capital assets, can choose to obtain CGT roll over relief;

•                  the demerger dividend will not be deemed to be assessable or exempt income of CSR shareholders;

•                  under the Propoal, CSR shareholders are deemed to have received a capital return as a consequence of the capital reduction.  The capital return will not result in a capital gain or loss for any CSR shareholder;

•                  CSR shares acquired prior to 20 September 1985 (“pre-CGT”) will continue to be deemed to be pre-CGT assets.  Similarly, any RGL shares acquired under the Proposal relating to these pre-CGT shares will be exempt from CGT;

•                  the cost base of any CSR shares acquired after 20 September 1985 will be altered such that a proportion of the cost base will be allocated between the new RGL shares and the existing CSR shares.  Therefore, each RGL share will be deemed to have been acquired at the same time as the underlying CSR share (see Part 8.2(e) and (g) of the Scheme Booklet for further details); and

•                  there are no Australian stamp duty implications for CSR or RGL shareholders as a consequence of the demerger.

With regards to the tax implications of the Proposal on CSR shareholders, we note that the demerger CGT rules will not be available to:

•                  CSR shareholders who do not hold shares on capital account (for example, the shares are held as trading stock or revenue assets);

•                  CSR employees whose shares are subject to the employee share acquisition scheme taxation rules (those effected employees will be advised of the their individual tax implications prior to the demerger);

•                  non-resident CSR shareholders who are deemed to own less than 10% of the issued capital of CSR; and

•                  CSR shareholders who are not the beneficial owners of their CSR shares.

Further, we note there are different tax implications of the Proposal for shareholders residing in the USA, the UK and New Zealand.  Parts 8.5 to 8.7 of the Scheme Booklet explains the implications of the Proposal for these shareholders.

The taxation implications of the Proposal will vary widely depending on the individual circumstances of the shareholder.  Accordingly, we recommend that shareholders who are uncertain as to these circumstances seek their own independent professional advice.  In particular, CSR shareholders who reside outside of the USA, the UK or New Zealand should seek tax advice as to the implications of the Proposal.

9                                         Implications of the Proposal not being implemented

In the event that the Proposal is not implemented, CSR will continue to own RGL and its subsidiaries and be listed on the ASX.  As a consequence:

•                  CSR shareholders will not receive shares in RGL, but will continue to own shares in a diversified CSR;

•                  the advantages, disadvantages and risks of the Proposal, as summarised above will not occur, other than with respect to the one-off costs incurred prior to the implementation of the Proposal of approximately $49 million;

•                  the morale of senior management identified for new roles within RGL and CSR may be affected.  If the Proposal is not implemented, the uncertainty and dissatisfaction amongst some senior management of the CSR group of companies may be such that they choose to leave to pursue other career paths; and

•                  the CSR board may revisit options previously considered to unlock value for CSR’s shareholders.

In addition to the above, we believe that CSR’s ability to participate in the ongoing consolidation of the international heavy building materials industry may be inhibited as it is likely that investors who wish to hold investments in this industry, and participate in any consolidation potential, would be more attracted to a “pure play” investment.  Therefore, RGL would be better positioned to participate in any further consolidation through an ability to offer cash and/or scrip as a form of acquisition currency.

10                                  Impact of the capital reduction

10.1                        Impact of the capital reduction on CSR’s shareholders

The relative ownership interests of existing CSR shareholders after the Proposal will be the same as their current ownership interests in CSR.  Therefore, in considering whether the capital reduction is fair and reasonable to CSR shareholders, we have used the same approach in determining whether the Proposal is in the best interests of CSR shareholders and the relevant pronouncements issued by ASIC.

10.2                        Impact of the capital reduction on CSR’s ability to pay its creditors

Position of CSR’s ongoing creditors

As part of the Proposal, the board of CSR intends to undertake a capital reduction.  A reduction in a company’s equity base has the potential to reduce a company’s ability to meet its creditor obligations.  In assessing whether the proposed capital reduction will materially prejudice CSR’s ability to pay its creditors, we have considered in the table below a series of key financial ratios.

Table 17:  Impact of demerger on RGL and CSR’s financial ratios

	Existing CSR	Pro-forma RGL	Pro-forma CSR
Total liabilities/ total shareholder funds (times)(1)	1.1	1.2	1.1
Gearing(2)	54.3%	69.2%	15.4%
Interest cover(3)	13.5	12.2	20.8
Total liabilities/ total tangible assets(4)	65.7%	72.2%	52.7%
Current assets/current liabilities(5)	1.3	1.2	1.4

Notes:

(1)  Calculated based on actual and pro-forma statement of financial position of RGL and CSR as at 30 September 2002.

(2)  Gearing is calculated as net borrowings divided by shareholder’s equity.  Net borrowings is calculated as total borrowings less cash.

(3)  Interest cover is calculated as EBITDA divided by net interest expense before tax.  RGL and CSR’s pro-forma interest cover has been calculated based on their respective 2003 forecast pro-forma earnings.  The forecast interest cover of CSR in its current structure for the year ending 31 March 2003 is based on:

•                  broker consensus forecast EBITDA for the year ending 31 March 2003 as at 31 January 2003 of $1,447 million; and

•                  estimated net interest expense of $107 million for the year ending 31 March 2003, calculated on the basis of CSR borrowings of $300 million at an average interest rate of 6.0% per annum and RGL borrowings of $1,220 million for the 6 months ended 30 September 2002 and $2,000 million for the 6 months ended 31 March at an average interest rate of 5.5% per annum.

(4)  Calculated based on actual and pro-forma statement of financial position of RGL and CSR as at 30 September 2002.

(5)  Calculated based on actual and pro-forma statement of financial position of RGL and CSR as at 30 September 2002.

With regards to the table above, we note that:

•                  the respective ratings agencies have indicated that CSR after the demerger will have a lower credit rating, which in turn is likely to result in a higher cost of borrowing.  However, the increased cost of borrowing is unlikely to affect CSR’s financial position given its conservative gearing levels and stable net operating cash flows;

•                  CSR’s pro-forma interest cover for the year ending 31 March 2003 improves vis-a-vis the forecast interest cover of the CSR group in its current structure for the same period;

•                  assuming the demerger had occurred on 30 September 2002, CSR’s ability to service its working capital requirements would have been broadly in line with CSR’s ratio of current assets to current liabilities prior to the demerger; and

•                  CSR accounts for its product liability claims in accordance with AASB 1044.  This accounting standard requires a company to recognise the present value of a provision by discounting the amount of the provision at a pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to those liabilities.

In considering CSR’s position with respect to its product liability claims, we have examined the work done by, or on behalf of, CSR to assess its potential future liability for its product liability claims.  Having regard to that work, CSR’s pro-forma operating cashflows, net asset position and forecast profitability (as well as the inherent risks of achieving these forecasts), we are of the opinion that CSR would have sufficient capital to meet these claims.

Therefore, having regard to CSR’s ability to generate strong operating cash flows and asset position, together with its moderate gearing levels, we are of the view that the demerger will not materially impact on CSR’s ability to pay its creditors after the implementation of the Proposal (including any product liability claims that were to crystallise).

Position of RGL’s creditors

Following the implementation of the Proposal, with the exception of the creditor claims guaranteed by CSR, creditors of RGL will be creditors of a separately listed entity.

With regards to the position of RGL’s creditors, we note the following:

•                  the respective credit agencies have indicated that RGL’s credit rating as a result of the demerger will be lower than the current CSR group rating.  Nonetheless, the credit ratings allocated to RGL indicate an investment grade rating reflecting RGL’s market position and business strategy compared to its peers;

•                  RGL had pro-forma gearing levels as at 30 September 2002 of 69.2%, assuming the proposal had been implemented at that date.  Although these gearing levels are higher than the current gearing levels of the CSR group, RGL will:

•                       continue to generate strong net operating cashflows to service its debt levels; and

•                       continue to operate in markets which exhibit high population growth and large infrastructure programs (in particular the residential and public infrastructure sectors).

In the event that the demerger is implemented, RGL intends to consider refinancing its current debt portfolio and obtain new banking facilities in order to diversify its funding and provide longer term debt;

•                  the long lead time associated with heavy building materials projects is highlighted in the deterioration of RGL’s ratio of current assets to current liabilities (1.2 times) on a stand alone basis compared to the CSR group actual ratio of 1.3 times.  However, we are of the view that RGL’s strong operating cashflows will be sufficient to cover any working capital requirements; and

•                  RGL’s forecast pro-forma interest cover for the year ending 31 March 2003 is 12.2, which is approximately 9.6% weaker than the estimated interest cover of the CSR group under the current structure for the same period.

Therefore, given RGL’s ability to generate strong operating cash flows and asset position, we are the view that the demerger will not materially impact on RGL’s ability to pay its creditors after the implementation of the Proposal.

11                                 Conclusion

Having considered the overall implications of the Proposal, in our opinion:

•                  the proposed Scheme is in the best interests of the CSR shareholders; and

•                  the capital reduction is:

•                       fair and reasonable to shareholders; and

•                       does not materially prejudice CSR’s ability to pay its creditors.

11.1                       The proposed Scheme is in the best interests of CSR shareholders

The principal matters that we have taken into consideration in forming our opinion that the Proposal is in the best interests of shareholders are summarised below and discussed in more detail in the remainder of this report.  In summary, these principal matters include:

•                  since the announcement of a parallel restructuring program in 1998, CSR’s strategy has been to become a leading heavy building materials group with the majority of its operations in the USA and narrow its business portfolio.  The demerger of RGL from CSR will create two groups each able to pursue their respective growth strategies without the impediments of the current corporate structure;

•                  the directors of CSR have considered other trade sale alternatives and investigated the possibility of undertaking an IPO or demerger of Rinker or CSR Sugar.  However, the directors of CSR believe that the Proposal represents the best alternative currently available with respect to creating shareholder value over time;

•                  the creation of two publicly listed entities will allow both RGL and CSR to align employee incentives and accountability with the performance of the respective businesses and share prices.  In addition, the demerger is likely to result in the two entities being able to develop and achieve focused strategic growth objectives that are particular to each entity;

•                  the demerger proposal may result in adjustments to the valuations of the underlying businesses of RGL, resulting in an opportunity for a stock market re-rating in line with businesses comparable to RGL;

•                  the underlying businesses of RGL and CSR after the Proposal will continue to generate strong operating cash flows, which will be able to facilitate the servicing of the two entity’s gearing levels, whilst at the same time meet each entity’s operating capital requirements;

•                  should existing CSR shareholders so desire, the demerger will allow them to rebalance their shareholdings in RGL and CSR to reflect their investment preferences as to the industries in which they wish to be exposed;

•                  the creation of two listed entities may potentially increase the attractiveness to investors interested in either a pure play investment (in the case of RGL) or a company with a high proportion of its profits paid to shareholders as dividends and a diversified earnings stream (in the case of CSR);

•                  the estimated financial implications as a result of the implementation of the Proposal, namely:

•                       the impact on the combined EPS of RGL and CSR, after one-off transaction costs and pro-forma adjustments, is not material;

•                       the impact on NTA per share, after transaction costs and pro-forma adjustments is not material; and

•                       the combined dividends per share of RGL and CSR are expected to be in line with the dividend per share which CSR shareholders received for the year ended 31 March 2002;

•                  the possible disadvantages of the Proposal including:

•                       the one-off transaction costs associated with the Proposal, estimated at approximately $75 million;

•                       the additional costs associated with RGL and CSR being separately listed companies, estimated at approximately $10 million per annum;

•                       the potential increase in financing costs from the credit re-rating of RGL and CSR;

•                       reduced index weighting of RGL and CSR due to their lower respective market capitalisations; and

•                       the potentially low franking capacity of RGL due to the low proportion of earnings generated in Australia and, in the short term, CSR;

•                  the risks of the proposal, including:

•                       the potential failure of RGL to achieve an improved stock market re-rating;

•                       the potential negative investor perception of CSR after the Proposal; and

•                       in the short term, the combined share market values of RGL and CSR may be lower than the current market capitalisation of CSR whilst shareholders rebalance their portfolio holdings; and

•                  the taxation consequences of the Proposal.

In the event that the Proposal is not implemented, CSR will continue to own RGL and its subsidiaries and be listed on the ASX.  As a consequence:

•                  CSR shareholders will not receive shares in RGL, but will continue to own shares in a diversified CSR;

•                  the advantages, disadvantages and risks of the Proposal, as summarised above will not occur, other than with respect to the one-off costs incurred prior to the implementation of the Proposal of approximately $49 million, which excludes the prepayment of interest on CSR’s bonds in the USA associated with any refinancing of these bonds;

•                  the morale of senior management identified for new roles within RGL and CSR may be affected.  If the Proposal is not implemented, the potential uncertainty and dissatisfaction amongst some senior management of the CSR group of companies may be such that they choose to leave the group to pursue other career paths; and

•                  the CSR board may revisit options previously considered to unlock value for CSR shareholders.

In addition to the above, we believe that if the Proposal was not implemented, CSR’s ability to participate in the ongoing consolidation of the international heavy building materials industry may be inhibited.

11.2                       The capital reduction is fair and reasonable to shareholders

Based upon our approach in determining whether the Proposal is in the best interests of CSR shareholders and the relevant pronouncements issued by ASIC, for the reasons set out above, the capital reduction is fair and reasonable to shareholders.

11.3                       The capital reduction will not materially prejudice CSR creditors

The principal matters which we have considered in determining that the capital reduction will not materially prejudice CSR’s ability to pay its creditors include:

•                                          our analysis of the Proposal, as summarised above;

•                  although the credit agencies identified in the Scheme Booklet have indicated that both RGL and CSR will have lower credit ratings than the current CSR group rating, the credit ratings allocated to the two entities indicate investment grade ratings reflecting both RGL and CSR’s market position and business strategies;

•                  CSR, after the demerger, is expected to continue to generate strong operating cash flows, be conservatively geared and have a strong net asset position so as to enable CSR to meet any future product liability claims; and

•                  RGL, whilst being more highly geared on a stand alone basis than the current CSR group, is expected to generate strong net operating cashflows to service its debt levels and working capital requirements.  In addition, RGL, is expected to have a strong net asset position.

Appendix 1

Qualifications and declarations

Qualifications

KPMG Corporate Finance is the holder of a Dealers Licence pursuant to the Act and is wholly owned by the partners of KPMG, Chartered Accountants (“KPMG”).

KPMG is a long established firm of chartered accountants which provides a full range of professional services, including advising on valuations, company acquisitions, take overs, restructuring proposals, company reorganisations and related matters.  The individuals responsible for the preparation of this report are Mr Ian Jedlin, Mr Michael Jones and Mr Ben Cowan.

Ian Jedlin is a partner in the firm KPMG, a Director in KPMG Corporate Finance, an Associate of the Institute of Chartered Accountants in Australia, holds a Master of Commerce from the University of New South Wales, an Associate of the Securities Institute of Australia and has had in excess of 10 years experience in the preparation of independent reports on the valuation of shares and businesses.

Michael Jones is an Associate Director in KPMG Corporate Finance.  He is an Associate of the Institute of Chartered Accountants in Australia, holds a Master of Commerce degree from the University of New South Wales and has had in excess of 10 years experience in the preparation of independent reports on the valuation of shares and businesses.

Ben Cowan is a Senior Executive in KPMG Corporate Finance.  He is an Associate of the Institute of Chartered Accountants in Australia and has extensive experience in the preparation of independent reports on the valuation of shares and businesses.

Declarations

The statements contained in the report are given in good faith and have been derived from information believed to be reliable and accurate.  We have examined this information and have no reason to believe that any material factors have been withheld from us.

During the course of this engagement, KPMG Corporate Finance provided draft copies of this report to CSR management and management for their comments as to factual accuracy, as opposed to opinions which are the responsibility of KPMG Corporate Finance alone.  Changes made to this report as a result of these reviews have not changed the opinions reached by KPMG Corporate Finance.

KPMG in Australia provided advisory services to CSR in relation to the sale of a number of properties between January 2000 and October 2001.  KPMG in Australia has not performed any other work for CSR since the conclusion of these property related engagements.

KPMG in the USA currently provides both personal and real property tax consultancy services of a compliance nature to Rinker.

Interests

KPMG Corporate Finance is entitled to receive a fee of approximately $300,000 (excluding the reimbursement of out of pocket expenses) for the preparation of this report.  Except for this fee, KPMG Corporate Finance has not received and will not receive any pecuniary or other benefit whether direct or indirect for or in connection with the preparation of this report.

Employees of KPMG Corporate Finance or KPMG may hold shares in CSR, however, no individual involved in the preparation of this report, or review thereof, holds a direct interest in CSR shares.

Consent

KPMG Corporate Finance consents to the issue of this report by CSR in the Scheme Booklet.  In addition, KPMG Corporate Finance consents to being named in the Information Memorandum to be submitted with the listing application for RGL to the ASX in early 2003.

Neither the whole nor any part of this report nor any reference thereto may be included in or with or attached to any document, circular, resolution, letter or statement without the prior written consent of KPMG Corporate Finance to the form and context in which it appears.

Responsibility

KPMG Corporate Finance has prepared this report on the basis of information available as at the date of this report.  Nothing in this report should be taken to imply that KPMG Corporate Finance has verified any information supplied to us, or has in any way carried out an audit of the books of account or other records of CSR for the purposes of this report.  We have considered and relied upon information provided by certain directors and senior management of CSR, which after due enquiry, we believe to be reliable, complete and not misleading.  We have no reason to believe that any material facts have been withheld from us but do not warrant that our inquiries have revealed all of the matters which an audit or extensive examination might disclose. The statements and opinions included in this report are given in good faith, and in the belief that such statements and opinions are not false or misleading.

Further, we note that any forecasts and projections as supplied to us by the management of CSR are based upon assumptions about events and circumstances which have not yet transpired.  Accordingly, KPMG Corporate Finance cannot provide any assurance that the estimates will be representative of the results actually achieved during the forecast period.

Indemnity

CSR has indemnified KPMG Corporate Finance, KPMG and its respective officers and employees, who may be involved in or in any way associated with this report, against any claim, action, loss, liability, cost, charge, expense, outgoing or payment which an indemnified party, suffers or incurs, or is liable for, as result of:

•                 KPMG Corporate Finance’s reasonable reliance on information provided to it by CSR or its related bodies corporate, or its officers, employees or advisers; or

•                 the failure of CSR or its related bodies corporate, or its officers, employees or advisers, to provide KPMG Corporate Finance with information that is material to the completion of this report.

Appendix 2

Sources of information

In preparing this report we have been provided with and considered the following sources of information:

•                 the Scheme Booklet, to be dated 7 February 2003, which this report accompanies;

•                 various long term economic data and industry reports, including reports prepared by ABARE, IBIS, ABS, Access Economics, BIS Shrapnel and Dodge;

•                 CSR annual and half year reports for the three years ended 31 March 2002 and 30 September 2002;

•                 various ASX Company Announcements for CSR and other news articles;

•                 various broker reports for CSR and relevant industries;

•                 other information for companies comparable to RGL and CSR, including annual reports, interim reports, public announcements, regulatory filings, press reports and other sharemarket information;

•                 information from CSR’s website - www.csr.com.au, including various management presentations;

•                 various confidential correspondence, taxation, legal advice and working papers; and

•                 board papers relating to the demerger;

•                 various published articles regarding demergers, including:

•                “Breaking up is good to do”, The McKinsey Quarterly, Number 1, 1999

•                “Doing the spin-out”, The McKinsey Quarterly, Number 1, 2000;

•                “Breaking up is hard to do – and to manage”, Booz Allen Quarterly, 3rd Quarter, Issue 28

•                 financial information from Bloomberg L.P;

•                 dfs Iress; and

•                 Corporations Act and relevant ASIC Policy Statements.

In addition, we have also had discussions with the directors and management of CSR to understand the nature of the RGL and CSR businesses, the risks and opportunities and prospects for the foreseeable future.

Appendix 3

RGL comparable company analysis

Trading multiples

Detailed below is a selection of trading multiples of the comparable companies which we have considered in the heavy building materials industry the purposes of articulating a possible re-rating for RGL.

The market capitalisation has been based on the respective share prices as at 31 January 2003, and they do not include a premium for control.

Table 18:  Comparable companies to RGL

	Domicile	Market capitalisation (millions)		Historic EBITDA multiple 2002 (x)	5 year revenue growth (%)	5 year EBITDA growth (%)	Forecast EPS growth 2003 (%)
Florida Rock	USA	US $	960	5.9x	10.9%	16.6%	5.2%
Vulcan Materials	USA	US $	3,457	7.3x	9.1%	7.7%	15.6%
Martin Marietta	USA	US $	1,426	6.2x	13.9%	12.3%	10.1%
Cemex SA	Mexico	US $	522	5.9x	6.6%	4.4%	41.2%
Lafarge NA	USA	US $	2,046	4.1x	12.5%	12.0%	3.7%
RMC Group	UK	GBP £	1,003	4.7x	5.1%	1.6%	14.9%
Aggregate Industries	UK	GBP £	894	6.0x	30.0%	33.1%	5.9%
Hanson	UK	GBP £	1,926	6.0x	18.9%	8.6%	3.2%
Holcim	Switzerland	CHF	9,872	5.4x	5.1%	10.1%	19.8%
CRH	Ireland	EUR €	6,159	5.7x	24.0%	28.3%	0.6%
Heidelberg	Germany	EUR €	1,814	5.3x	13.6%	14.0%	(1.0)%
Lafarge SA	France	EUR €	7,727	5.4x	21.0%	27.3%	12.8%
Simple Average				5.7x
Median				5.8x

Source:  Bloomberg L.P. and relevant company annual reports

Forecast EBITDA multiple of RGL’s peers

The historic and forecast growth rates of the companies, which we have considered as comparable to the operations of RGL are set out in the table above.  The figures below graphically summarise the forecast EBITDA margins and EBITDA multiples for these companies, mapped against the financial performance of each company on their respective asset bases.

Figure 10:  Forecast EBITDA margins of RGL’s peers

Source:  Bloomberg L.P., Company annual reports, broker reports

Figure 11:  Forecast EBITDA multiples of RGL’s peers

Source:  Bloomberg L.P., Company annual reports, broker reports

Appendix 4

CSR comparable company analysis

Trading multiples

Detailed below is a selection of trading multiples of the comparable companies which we have considered in the building materials, aluminium and sugar industries for the purposes of articulating a possible re-rating for CSR.

The market capitalisation has been based on the respective share prices as at 31 January 2003 and they do not include a premium for control.

Table 19:  Comparable companies to CSR

	Domicile	Market capitalisation (millions)		Historic EBITDA multiple 2002 (x)	5 year revenue growth (%)	5 year EBITDA growth 2002 (%)	Forecast EPS growth 2003 (%)
Building Products
Brickworks Limited	Australia	AU $	869	6.7x	10%	23%	4%
Fletcher Building Limited	New Zealand	NZ $	1419	4.7x	(3)%	12%	n/a
Bristile Limited	Australia	AU $	401	8.0x	(35)%	29%	(2)%
James Hardie Industries	Australia	US $	1774	12.8x	20%	25%	204%
Boral Limited	Australia	AU $	2455	6.3x	14%	16%	24%
Dyckerhoff AG	Germany	EUR €	250	4.0x	9%	10%	(54)%
BPB plc	UK	GBP £	1182	5.7x	5%	2%	41%
Aluminium
Alcan Inc	Canada	CN $	13868	7.8x	9%	12%	(10)%
Alcoa Inc	US	US $	16702	9.5x	(6)%	(21)%	107%
Pechiney SA	France	EUR €	2168	1.9x	2%	(4)%	19%
Sugar
Tongaat-Hulett Group	South Africa	SAR	4449	4.2x	7%	18%	(36)%
Tate & Lyle Plc	UK	GBP £	1363	16.1x	(6)%	(21)%	13%
Beghin-Say SA	France	EUR €	919	5.9x	(4)%	n/a	64%
Simple Average				7.2x
Median				6.3x

Source:  Bloomberg L.P.

Forecast EBITDA multiples of CSR’s peers

The historic and forecast growth rates of the companies, which we have considered as comparable to the operations of CSR are set out in the table above.  The figures below graphically summarise the forecast EBITDA margins and EBITDA multiples for these companies, mapped against the financial performance of each company on their respective asset bases.

Building Products division

The figures below graphically summarise the forecast EBITDA margins and EBITDA multiples for these companies, mapped against the financial performance of each company on their respective asset bases.

Figure 12:  Forecast EBITDA margins of CSR Building Products’ peers

Source:  Bloomberg L.P., Company annual reports, broker reports

Figure 13:  Forecast EBITDA multiples of CSR Building Products’ peers

Source:  Bloomberg L.P., Company annual reports, broker reports

Sugar and Aluminium

The figures below graphically summarise the forecast EBITDA margins and EBITDA multiples for these companies, mapped against the financial performance of each company on their respective asset bases.

Figure 14:  Forecast EBITDA margins of CSR Sugar and Aluminium peers

Source:  Bloomberg L.P., Company annual reports, broker reports

Figure 15:  Forecast EBITDA multiples of CSR Sugar and Aluminium peers

Source:  Bloomberg L.P., Company annual reports, broker reports

3 February 2003

The Directors

CSR Limited

9 Help Street

Chatswood  NSW  2067

Independent Accountant’s Report on Reviewed Historical Financial Information

Dear Directors,

We have prepared this Independent Accountant’s Report (“Report”) on historical financial information for inclusion in a scheme booklet to be dated on or about 7 February 2003 (the “Scheme Booklet”) relating to the demerger of Rinker Group Limited (“RGL”) from CSR Limited (“CSR”) (together the “Demerged Businesses”).  Following the demerger both companies will be separately listed on the Australian Stock Exchange.

Expressions defined in the Scheme Booklet have the same meaning in this Report.

Scope

You have requested Ernst & Young to prepare a report for inclusion in the Scheme Booklet covering the following information:

(a)                                 the pro-forma consolidated statements of financial performance and statements of cash flows of the Demerged Businesses for the years ended 31 March 2000, 2001 and 2002 and the six months ended 30 September 2001 and 2002;

(b)                                the pro-forma consolidated statements of financial position of the Demerged Businesses as at 30 September 2002; and

(c)                                 accompanying notes information

(together the “Pro-Forma Historical Financial Information”).  The Pro-Forma Historical Financial Information relating to RGL is included in Appendix 1 to this Report.  The Pro-Forma Historical Financial Information relating to CSR is included in Appendix 2 to this Report. The Directors of CSR are responsible for the preparation of the Pro-Forma Historical Financial Information.

The pro-forma consolidated statements of financial performance have been prepared to the level of “profit on ordinary activities before borrowing costs and income tax expense”.  The pro-forma consolidated statements of financial performance exclude the impact of the existing capital structure (reflected in borrowing costs and income taxes), which is not considered relevant given anticipated changes in debt and equity structures as a result of the demerger.

Similarly, the pro-forma consolidated statements of cash flows are presented for operating and investing activities only and do not include cash inflows or outflows relating to financing activities or income taxes.

The Pro-Forma Historical Financial Information does not purport to represent what the results of operations and cash flows would actually have been if the Demerged Businesses had operated on a stand-alone basis during the periods indicated, or to project result of operations or cash flows for any future period.

The Pro-Forma Historical Financial Information has been adjusted to reflect certain one-off transactions and the internal restructure required to give effect to the demerger (the “Pro-Forma Adjustments”).  In particular the pro forma consolidated statements of financial performance and statements of cash flows have been adjusted to reflect:

•                                         the exclusion of results of discontinued operations and disposed businesses;

•                                         the exclusion of one-off transactions including non-recurring gains and losses;

•                                         the inclusion of estimated stand-alone and public company costs which would have been incurred by the Demerged Businesses had the Demerged Businesses existed as stand-alone entities from 1 April 1999; and

The pro forma consolidated statements of financial position have been adjusted to give effect to:

•                                         the internal restructure require to separate the activities of the Demerged Businesses;

•                                         the conversion of debt amounting to $1,449.0 million owing by RGL Limited to CSR to equity in RGL;

•                                         the allocation of existing CSR debt between RGL ($2,182.0 million) and CSR following the demerger ($295.8 million);

•                                         reduction of CSR share capital by $1,260.3 million;  and

•                                         the issue of new shares in RGL (one RGL share for each existing CSR share).

Review of Pro-Forma Historical Financial Information

The Directors of CSR are responsible for the preparation of the Pro-Forma Historical Financial Information, including determination of the Pro-Forma Adjustments.

The Pro-Forma Historical Financial Information relating to the years ended 31 March 2000, 2001 and 2002 has been extracted from the audited financial statements of CSR which was previously audited by Deloitte Touche Tohmatsu, who issued an unqualified audit opinion in respect of the historical financial information.  The Pro-Forma Historical Financial Information relating to the six months ended 30 September 2001 and 2002 has been extracted from the reviewed half-year financial statements of CSR, which was previously reviewed by Deloitte Touche Tohmatsu who issued an unqualified statement in respect of the historical financial information.

We have conducted our review of the Pro-Forma Historical Financial Information in accordance with the Australian Auditing and Assurance Standard AUS 902 “Review of Financial Reports”. We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

•                                         analytical procedures on the audited/reviewed financial performance of the Demerged Businesses for the relevant historical period;

•                                         a review of work papers, accounting records and other documents;

•                                         a review of the assumptions used to compile the pro forma consolidated statements of financial performance, the pro-forma consolidated statements of cash flows and the pro-forma consolidated statements of financial position of the Demerged Businesses;

•                                         a review of the adjustments made to the pro-forma historical financial information;

•                                         a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Demerged Businesses disclosed in note 1 of Appendices 1 and 2; and

Part 13
Investigating accountants’ reports

•                                         enquiry of Directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement on Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Pro-Forma Historical Financial Information does not present fairly:

•                                         the pro-forma consolidated statements of financial performance and statements of cash flows of the Demerged Businesses for the years ended 31 March 2000, 2001 and 2002 and for the six months ended 30 September 2001 and 2002; and

•                                         the pro-forma consolidated statements of financial position of the Demerged Businesses at 30 September 2002 in accordance with the Pro-Forma Adjustments, the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements, and accounting policies adopted by the Demerged Businesses disclosed in note 1 of Appendices 1 and 2 to this Report.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Demerged Businesses have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

Ernst & Young does not have any interest in the outcome of the demerger other than in the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully

Ernst & Young

Appendix 1

Pro-forma statement of financial performance

RGL group

		Year ended 31 March			Six months ended 30 September
A$ million	Note	2000	2001	2002	2001	2002
Trading revenue - sale of goods		3,696.8	4,497.1	5,030.2	2,586.3	2,536.7
Cost of sales		(2,365.8)	(2,784.2)	(3,008.4)	(1,539.4)	(1,489.2)
Warehouse and distribution costs		(564.3)	(719.6)	(886.0)	(445.0)	(443.3)
Selling costs		(68.6)	(88.0)	(93.4)	(46.8)	(49.6)
Administration and other costs		(292.1)	(391.1)	(436.3)	(215.4)	(216.8)
Share of partnership net income		5.7	(0.8)	(0.3)	(1.0)	(0.9)
Share of associate entities’ net profit		28.1	22.8	21.4	12.4	13.6
Operating profit		439.8	536.2	627.2	351.1	350.5
Other revenue from ordinary activities	4	92.1	82.8	81.0	28.1	55.4
Other expenses from ordinary activities	4	(95.7)	(60.8)	(67.9)	(19.6)	(33.0)
Dividend income from others		0.3	0.6	0.3	0.2	0.1
Profit from ordinary activities before borrowing costs and income tax expense		436.5	558.8	640.6	359.8	373.0

Profit from ordinary activities attributable to outside equity interests before borrowing costs and income tax expense		0.5	(0.9)	2.5	1.6	3.5

Notes to the financial statements are annexed.

Pro-forma statement of financial position

RGL group

A$ million	Note	30 September 2002
Current assets
Cash	8	63.3
Receivables	9	862.1
Inventories	10	420.2
Other current assets	15	38.7
Current assets		1,384.3

Non-current assets
Receivables	9	11.6
Inventories	10	97.5
Investments accounted for using the equity method	11	272.0
Other financial assets	12	17.6
Property, plant and equipment	13	2,916.0
Intangibles	14	1,698.3
Deferred income tax assets		126.6
Other non-current assets	15	90.3
Non-current assets		5,229.9
Total assets		6,614.2

Current liabilities
Payables	16	613.9
Interest bearing liabilities	17	262.5
Income tax liabilities		102.3
Provisions	19	159.6
Current liabilities		1,138.3

Non-current liabilities
Payables	17	40.3
Interest bearing liabilities	17	1,919.5
Deferred income tax liabilities		362.4
Provisions	19	90.3
Non-current liabilities		2,412.5
Total liabilities		3,550.8
Net assets		3,063.4
Total equity	20	3,063.4

Notes to the financial statements are annexed.

Pro-forma statement of cash flows

RGL group

		Year ended 31 March			Six months ended 30 September
A$ million	Note	2000	2001	2002	2001	2002
Cash flows from operating activities before interest income and income tax
Receipts from customers		3,664.1	4,640.9	5,160.5	2,590.4	2,528.6
Payments to suppliers and employees		(3,123.7)	(3,818.4)	(4,183.5)	(2,166.2)	(2,130.3)
Dividends and distributions from associate entities and controlled entities		23.9	20.3	31.9	8.7	14.6
Cash flows from operating activities before interest income and income tax		564.3	842.8	1,008.9	432.9	412.9

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets		(351.0)	(317.8)	(323.5)	(152.9)	(107.7)
Proceeds from sale of property, plant and equipment and other non-current assets		53.6	58.7	45.3	27.0	14.7
Purchase of controlled entities and businesses net of cash acquired	27	(126.9)	(1,090.2)	(157.3)	(84.7)	(962.2)
Return of capital from associate entities		43.4	5.6	—	—	—
Proceeds from sale of interests in controlled entities and businesses		24.6	23.0	32.6	2.5	25.2
Loans and receivables advanced		(8.2)	(1.8)	(1.1)	(0.8)	(1.4)
Loans and receivables repaid		10.1	4.4	9.9	9.5	1.2
Cash flows (used in) investing activities		(354.4)	(1,318.1)	(394.1)	(199.4)	(1,030.2)
Cash flows from (used in) operating and investing activities		209.9	(475.3)	614.8	233.5	(617.3)

Reconciliation of profit from ordinary activities before borrowing costs and income tax expense to cash flows from operating activities before interest income and income tax
Profit from ordinary activities before borrowing costs and income tax expense		436.5	558.8	640.6	359.8	373.0
Depreciation and amortisation	5	206.0	302.9	353.7	175.7	171.2
Share of associate entities’ net income (less dividends and distributions)		10.3	2.3	(1.5)	2.9	1.8
Transfer from (to) provisions		2.4	(4.3)	1.3	(1.8)	(1.7)
(Profit) on sale of property plant and equipment	4	(2.5)	(19.5)	(10.3)	(7.6)	(22.6)
(Increase) decrease in trade receivables and other current assets		(54.1)	63.7	13.1	(45.0)	(73.8)
(Increase) decrease in current inventories		(13.1)	(10.4)	17.7	3.5	5.6
(Decrease) in trade payables		(2.5)	(24.3)	(15.9)	(29.1)	(1.8)
Other		(18.7)	(26.4)	10.2	(25.5)	(38.8)
Cash flows from operating activities before interest income and income tax		564.3	842.8	1,008.9	432.9	412.9

Credit facilities are shown in note 18.

Non-cash investing activities

During the year ended 31 March 2001, the purchase of the assets of a controlled entity was partially financed by the assumption of a A$158.4 million debt in the controlled entity.

Notes to the financial statements are annexed.

Notes to the financial statements

RGL group

1 Significant accounting policies

Basis of preparation and combination

On 19 November 2002, CSR announced its intention to demerge its heavy building materials business (primarily aggregate, cement, concrete products and asphalt) to create an independent publicly traded company.  That company is Rinker Group Limited (RGL), a company incorporated in Australia.  These pro-forma financial statements have been prepared as a special purpose financial report which, subject to the basis of preparation outlined in this note, complies with Australian accounting standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus views (Australian GAAP).

There have been departures from the disclosure requirements of Australian accounting standards where they are not considered to be applicable given the pro-forma nature of these financial statements.  These departures include presenting the pro-forma statements of financial performance to the profit from ordinary activities before borrowing costs and income tax expense level only and presenting cash flow information for operating and investing activities only.  In addition, no comparative statement of financial position information is presented.

These financial statements comprise pro-forma statements of financial performance and cash flows for the three years ended 31 March 2000, 2001 and 2002 and the two half years ended 30 September 2001 and 2002 and a pro-forma statement of financial position at 30 September 2002 for the entities that will form part of the RGL group following the demerger.  The transfer of control of certain entities will not occur until, amongst other things, the approval of the CSR  shareholders is obtained.  A list of entities that will form the RGL group is contained in note 28.

In preparing the financial statements the effects of all transactions between entities within the RGL group have been eliminated.

Pro-forma statement of financial position

The following principles have been used in the preparation of the pro-forma statement of financial position.

• Acquisition of assets

The statement of financial position has been prepared following the rules of acquisition accounting which require assets acquired to be recognised at their fair values. The fair values of the entities which are to be acquired by RGL have been estimated as at the Demerger Date.   For the purposes of the statement of financial position, the acquisitions are assumed to have taken place at 30 September 2002.

• Capital structure

The statement of financial position reflects the capital structure of the RGL Group after the conversion to equity of loans from CSR to the RGL Group.  These loans are to be converted pursuant to the Agreements, subject to CSR shareholder approval of the demerger.

Total equity is presented as a single item in these financial statements reflecting the loan conversion outlined below.

• Restructure of debt

CSR’s interest bearing liabilities as at 30 September 2002 amounted to A$2,477.8 million. As a result of the demerger RGL will assume liability for A$2,182.0 million, while CSR will be allocated A$295.8 million.

Pro-forma statements of financial performance and cash flows

The pro-forma statements of financial performance and cash flows have been prepared as if the transactions required to give effect to the RGL group took effect on 1 April 1999. The following principles have been used in the preparation of the pro-forma statements of financial performance and cash flows:

• Exclusion of gains and losses on the disposal of businesses;

• Exclusion of revenues and costs of businesses disposed of during the period presented;

• Inclusion of estimated costs of operating as an independent listed company; and

• The exclusion of one-off and non-recurring items.

Historical borrowing costs and income tax expenses have not been brought to account in the statement of financial performance as they are not indicative of what these expenses would have been had the RGL group been operating as an independent entity, rather than as controlled entities of CSR.

As a result of the above, the financial information included herein may not reflect the financial position, operating results or cash flows of the RGL group had the RGL group existed as a separate group during the periods presented.

Principles of consolidation

Where the cost of the RGL group’s interest in a controlled entity exceeds the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference is brought to account as goodwill which is included in the pro-forma statement of financial position under the heading of intangibles.

Where the cost of the RGL group’s interest in a controlled entity is less than the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference, being a discount on acquisition, is accounted for by reducing proportionately the fair value of the non-monetary assets acquired.

Recoverable amount of non-current assets

Non-current assets are reviewed annually to ensure the carrying values are not in excess of recoverable amounts. Recoverable amounts are determined as the present value of the net cash inflows from the continued use and subsequent disposal of the non-current asset.

Intangibles

Goodwill acquired or arising on consolidation is amortised over the period over which the benefits are expected to arise, to a maximum of 20 years. Patents, trademarks and other intellectual property acquired are valued at the lower of cost and recoverable amount and are amortised over the period in which the benefits are expected to arise varying from five to 40 years.

Cash

Net cash is defined as cash at banks and on hand and cash equivalents net of bank overdrafts. Cash equivalents include highly liquid investments which are readily convertible to cash and loans which are not subject to a term facility.

Capitalisation of interest

Interest is expensed as incurred except where it relates to the financing of major projects constructed for internal use, where it is capitalised up to the date of commissioning.  Following commissioning, the total capitalised cost including interest is amortised over the expected useful life of the project.

Acquisition of assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition. In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Accounts payable

Trade creditors and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

Depreciation (including amortisation and depletion)

Depreciable assets other than quarry and other raw material reserves are depreciated at rates based upon their expected economic life, using the straightline method. Quarry and other raw material reserves are depleted after taking into account the life of the quarry and its estimated residual value. Depletion is determined by production for the year as a proportion of recoverable reserves. The economic lives of property, plant and equipment assets are detailed in note 13.

Inventories

Inventories including work in progress and land held for resale are valued at the lower of cost and net realisable value. Costs included in inventories consist of materials, labour, and manufacturing overheads which are related to the purchase and production of inventories.

The value of inventories is derived by the method most appropriate to each particular class of inventory. The major portion is valued on either a first-in-first-out or average cost basis.

Software and system development

The cost of developing new systems, including purchased software, is deferred and subsequently amortised over a period of five to seven years, being the period over which the benefits are expected to arise.

Restoration and environmental rehabilitation

Provision is made for the restoration of areas from which natural resources are extracted. The restoration cost is provided over the period in which the recoverable mineral reserves are expected to be extracted. Estimates are based on current technology. Changes in estimates are dealt with on a prospective basis.

Provision is also made for the expected cost of environmental rehabilitation of commercial sites which require remediation of existing conditions resulting from present and past operations. The liability is immediately recognised when the environmental exposure is identified and the rehabilitation costs can be reliably estimated.

Interest bearing liabilities

Bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

Significant items

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity and as such are disclosed separately. They include all items previously classified as abnormal.

Revenue recognition

Revenue from the sale of goods and disposal of other assets is recognised when the consolidated entity has passed control of the goods or other assets to the buyer.

Research and development

All expenditure on research and development is expensed in the year in which it is incurred except where future benefits can be assured beyond reasonable doubt. Projects are continually under review.

Tax effect accounting

The liability method of tax effect accounting is applied in the calculation of liabilities for current and future tax.

To arrive at tax payable, adjustments to income tax are made for items which have been included in periods for accounting purposes which differ from those specified by income tax legislation.  The extent to which these timing differences give rise to income tax becoming payable earlier or later than is indicated by accounting treatment, is recorded in the statement of financial position as a deferred income tax asset or a deferred income tax liability.

Deferred income tax assets arising from timing differences and tax losses are not recognised as an asset if there is uncertainty as to whether income will be derived of a nature and an amount sufficient to ensure their realisation.

No provision for withholding tax has been made on undistributed earnings of overseas controlled entities where there is no intention to distribute those earnings.

Capital gains tax

No liability has been provided in the financial statements in respect of possible future capital gains tax that may arise on the disposal of assets as no decision has been made to sell any of these assets. Such liability is provided at the time of disposal of assets. Where assets were revalued, no provision for potential capital gains tax has been made.

Joint venture entities, associates and partnerships

Investments in joint venture entities, associates and partnerships have been accounted for under the equity method in the consolidated financial statements.

Foreign currency

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in the statement of financial performance in the period in which they arise except if designated as hedges. Exchange differences net of tax relating to foreign currency monetary items forming part of the net investment in a self-sustaining foreign operation are taken directly on consolidation to the foreign currency translation reserve. Financial statements of self-sustaining foreign controlled entities are translated at reporting date using the current rate method and exchange differences are brought to account by entries made directly to the foreign currency translation reserve.

Derivative and hedging activities

The consolidated entity uses derivative financial instruments (derivatives) to hedge exposures to interest rate risk. In order to be designated as a hedge, at inception and during the term of the hedging instrument, it must be expected that the hedge will be effective in reducing exposure to the risks being hedged. The hedge items include recognised assets and liabilities, and anticipated transactions that are probable of occurring.  Interest rate swaps and options are used to vary the consolidated entity’s mix of fixed and variable rate borrowings. These derivatives are accounted for on an accrual basis consistent with the accounting treatment of the underlying borrowings. Both payments and receipts under the swaps are included in interest expense. The related amount payable to, or receivable from counterparties, is included in other receivables or other payables. Option premiums are deferred and amortised over the term of the option.

Net investment in self-sustaining foreign operations

Both derivative and non-derivative financial instruments are used to hedge foreign currency movements on net investments in foreign operations. Derivatives are measured at fair value and included in other receivables or other payables. Gains and losses related to time value are recognised in net profit or loss. The remaining gains and losses (net of tax) are recognised in the foreign currency translation reserve to offset transaction gains or losses.

Rounding

Unless otherwise shown in the financial report, amounts have been rounded to the nearest tenth of a million dollars and are shown by A$ million.

2                                         Pro-forma adjustments

Statement of financial performance

The following adjustments have been made in arriving at amounts included in the pro-forma statements of financial performance:

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Revenue adjustments
CSR group total revenue(1)	7,282.2	7,014.3	7,170.0	3,764.5	3,719.2
less: CSR after demerger	(3,435.2)	(2,418.6)	(2,047.5)	(1,145.8)	(1,109.3)

RGL group revenue from ordinary activities (before pro-forma adjustments)	3,847.0	4,595.7	5,122.5	2,618.7	2,609.9
Discontinued activities(2)	(57.8)	(15.2)	(11.0)	(4.1)	(17.7)

Revenue	3,789.2	4,580.5	5,111.5	2,614.6	2,592.2

EBIT adjustments
CSR group profit from ordinary activities before	803.5	922.6	925.8	513.9	541.0
borrowing costs and income tax and significant items(1)(3)
less: CSR after the demerger	(354.5)	(358.1)	(271.8)	(148.0)	(161.4)

RGL group profit from ordinary activities before borrowing costs and income tax (before pro-forma adjustments)	449.0	564.5	654.0	365.9	379.6
Discontinued activities(2)	4.6	7.7	—	0.6	0.1
Tax adjustment(4)	(3.7)	—	—	—	—
Corporate cost allocation(5)	(13.4)	(13.4)	(13.4)	(6.7)	(6.7)

EBIT	436.5	558.8	640.6	359.8	373.0

EBITDA adjustments
Depreciation and amortisation (before pro-forma adjustments)	206.9	303.9	353.8	175.8	171.3
Discontinued activities(2)	(0.9)	(1.0)	(0.1)	(0.1)	(0.1)
Depreciation and amortisation	206.0	302.9	353.7	175.7	171.2
EBITDA	642.5	861.7	994.3	535.5	544.2

(1)               CSR group total revenue, CSR group profit from ordinary activities before borrowing costs, income tax and significant items and depreciation and amortisation (before pro-forma adjustments) have been extracted from the audited annual financial statements and reviewed half-year financial statements of the CSR group.

(2)               Discontinued activities comprise the results of operations and disposal of the Australian Construction Services business and the Taiwan pipe business, which were sold during the six months ended 30 September 2002.

(3)               Significant items included in CSR’s annual financial statements for the year ended 31 March 2001 were the profit on sale of Gove Aluminium Limited (A$235.4 million), asset writedowns and rationalisation costs (A$113.1 million) and product liability charges (A$65.0 million). No significant items were reflected in any other period.

(4)               The tax adjustment reflects the impact of the change in corporation tax rates on tax balances of an associate entity, ACH. The RGL group’s share of ACH’s net after tax result has been accounted for using the equity method.

(5)               Corporate cost allocation represents an allocation of corporate costs previously incurred by CSR together with incremental Australian corporate costs expected after the demerger. It is anticipated that A$13.4 million of corporate costs will be incurred by the RGL group during the year ending 31 March 2003 had it operated as envisaged after the demerger and this amount has been reflected in the historic periods above.

Statement of financial position

The following adjustments have been made in arriving at the amounts included in the pro-forma statement of financial position at 30 September 2002:

A$ million	Total CSR group(1)	Separation of CSR(2)	Pro-forma net assets of RGL group	Acquisition and demerger adjustments (5)(6)	Pro-forma (7)
Current assets
Cash	166.6	103.3	63.3		63.3
Receivables	1,244.7	382.6	862.1		862.1
Inventories	582.7	162.5	420.2		420.2
Restructure receivable(4)	—	1,449.0	—		—
Other current assets	40.5	7.8	32.7	6.0	38.7
Current assets	2,034.5	2,105.2	1,378.3	6.0	1,384.3

Non-current assets
Receivables	46.8	35.2	11.6		11.6
Inventories	129.0	31.5	97.5		97.5
Investments accounted for using the equity method	332.4	151.1	181.3	90.7	272.0
Other financial assets	45.3	27.7	17.6		17.6
Property, plant and equipment	4,294.1	1,390.5	2,903.6	12.4	2,916.0
Intangibles	1,737.1	38.8	1,698.3		1,698.3
Deferred income tax assets	321.7	198.2	123.5	3.1	126.6
Other non-current assets	145.1	57.9	87.2	3.1	90.3
Non-current assets	7,051.5	1,930.9	5,120.6	109.3	5,229.9
Total assets	9,086.0	4,036.1	6,498.9	115.3	6,614.2

Current liabilities
Payables	847.8	258.5	589.3	24.6	613.9
Interest bearing liabilities(3)	272.9	272.9	—	262.5	262.5
Restructure payable(4)	—	—	1,449.0	(1,449.0)	—
Income tax liabilities	113.3	11.0	102.3		102.3
Provisions	293.7	134.1	159.6		159.6
Current liabilities	1,527.7	676.5	2,300.2	(1,161.9)	1,138.3

Non-current liabilities
Payables	41.1	0.8	40.3		40.3
Interest bearing liabilities(3)	2,204.9	2,204.9	—	1,919.5	1,919.5
Deferred income tax liabilities	573.4	211.0	362.4		362.4
Provisions	480.2	389.9	90.3		90.3
Non-current liabilities	3,299.6	2,806.6	493.0	1,919.5	2,412.5
Total liabilities	4,827.3	3,483.1	2,793.2	757.6	3,550.8
Net assets	4,258.7	553.0	3,705.7	(642.3)	3,063.4

Total Equity(7)	4,258.7	553.0	3,705.7	(642.3)	3,063.4

(1)               The total CSR group balances have been extracted from the reviewed consolidated financial statements of CSR for the half-year ended 30 September 2002.

(2)               The separation of CSR represents the assets and liabilities (excluding interest bearing liabilities) at 30 September 2002 of the entities expected to remain part of the CSR group following the demerger.

(3)               Total CSR group interest bearing liabilities at 30 September 2002 amounted to A$2,477.8 million.  As part of the demerger, A$295.8 million of debt will be allocated to the CSR group.  The remaining debt will be allocated to the RGL group.

(4)               The restructure payable and receivable represent consideration due on transfer of Readymix from CSR to the RGL group amounting to A$818.0 million (refer part 9.3 of the demerger document) and existing inter group balances between entities that will form part of the CSR group and the RGL group following the demerger amounting to A$631.0 million.  As part of the demerger, the payable is converted to new shares in RGL. New shares in RGL are issued on a one-for-one basis with CSR shares (see 7 below).

(5)               The restructure of Readymix takes place at fair value in the pro-forma financial statements of RGL as determined by the directors of CSR. The fair value of the assets was determined using discounted cash flow analysis for the relevant assets and businesses.  With the exception of ACH, and A$6.0 million revaluation of other assets, the fair value of the assets and liabilities of Readymix equated to their current book value.  The fair value of ACH was A$90.7 million above book value.  Rinker Materials and its subsidiaries currently own the US businesses and will, after the demerger, continue to own those businesses. No member of the RGL group will apply fair values to those US businesses as a consequence of the demerger.

(6)               Transaction costs for the demerger are estimated at A$74.9 million, with related tax benefits of A$21.1 million. A$50.3 million of the transaction costs is to be borne by the CSR group and A$24.6 million by the RGL group.  The RGL costs have been reflected in:

•                  an increase in accounts payable of A$24.6 million;

•                  an increase in property, plant and equipment of A$12.4 million (reflecting stamp duty and IT infrastructure);

•                  capitalised debt funding costs of A$3.1 million; and

•                  other expensed costs of A$9.1 million with related future income tax benefit of A$3.1 million.

(7)               The pro-forma adjustments to RGL equity are:

A$million	RGL	Transaction costs	Capital contribution	Other	Pro-forma RGL

Share capital	840.1		1,449.0		2,289.1

Reserves	276.3				276.3

Retained profits	504.0	(6.0)		(15.9)	482.1

Equity – RGL members	1,620.4	(6.0)	1,449.0		3,047.5

Outside equity interests				15.9	15.9

Total equity	1,620.4	(6.0)	1,449.0		3,063.4

Transaction costs (net of tax) reflect the issues identified in note 6.

The capital contribution reflects the transfer of Readymix to the RGL group amounting to A$818.0 million, and the capitalization of other amounts owing to the CSR group by the RGL group of A$631.0 million.

3                                         Segment information

A$ million

	External revenue					Internal revenue
	Year ended 31 March			Six months ended 30 September		Year ended 31 March			Six months ended 30 September
	2000	2001	2002	2001	2002	2000	2001	2002	2001	2002
United States - Rinker Materials
Aggregate	290.2	452.9	614.1	293.0	313.4	290.3	303.8	388.1	189.0	199.3
Cement	156.5	260.5	300.9	154.1	133.3	211.9	266.9	316.8	151.4	157.6
Concrete, concrete block, asphalt	1,025.5	1,297.2	1,519.0	752.3	751.8	—	—	—	—	—
Concrete pipe and products	564.7	781.4	953.1	531.9	462.2	—	—	—	—	—
Other	723.5	876.2	794.6	408.5	416.8	—	—	—	—	—
Eliminations						(502.2)	(570.7)	(704.9)	(340.4)	(356.9)
Total United States - Rinker Materials	2,760.4	3,668.2	4,181.7	2,139.8	2,077.5	—	—	—	—	—
Australia/China - Readymix	1,028.8	912.3	929.8	474.8	514.7	—	—	—	—	—
Segment total	3,789.2	4,580.5	5,111.5	2,614.6	2,592.2	—	—	—	—	—
Corporate	—	—	—	—	—	—	—	—	—	—
Total RGL group	3,789.2	4,580.5	5,111.5	2,614.6	2,592.2	—	—	—	—	—

	Profit from ordinary activities before borrowing costs and income tax expense					Share of associate entities’ net profit
	Year ended 31 March			Six months ended 30 September		Year ended 31 March			Six months ended 30 September
	2000	2001	2002	2001	2002	2000	2001	2002	2001	2002
United States - Rinker Materials
Aggregate	76.8	127.5	175.0	89.6	102.4	—	—	—	—	—
Cement	66.1	129.6	150.1	73.7	75.7	—	—	—	—	—
Concrete, concrete block, asphalt	58.4	92.7	123.7	69.5	67.2	—	—	—	—	—
Concrete pipe and products	93.8	124.1	153.8	106.1	74.7	—	—	—	—	—
Other	32.7	41.6	(4.1)	(4.1)	(0.5)	0.6	0.9	—	—	—
Eliminations	—	—	—	—	—	—	—	—	—	—
Total United States - Rinker Materials	327.8	515.5	598.5	334.8	319.5	0.6	0.9	—	—	—
Australia/China - Readymix	122.1	56.7	55.5	31.7	60.2	33.2	21.1	21.1	11.4	12.7
Segment total	449.9	572.2	654.0	366.5	379.7	33.8	22.0	21.1	11.4	12.7
Corporate	(13.4)	(13.4)	(13.4)	(6.7)	(6.7)
Total RGL group	436.5	558.8	640.6	359.8	373.0	33.8	22.0	21.1	11.4	12.7

	Depreciation and amortisation					Capital expenditure
	Year ended 31 March			Six months ended 30 September		Year ended 31 March			Six months ended 30 September
	2000	2001	2002	2001	2002	2000	2001	2002	2001	2002
United States - Rinker Materials
Aggregate	36.9	75.9	95.2	47.7	47.1	107.0	673.7	187.0	77.2	23.8
Cement	10.1	30.9	39.2	19.6	18.4	92.5	397.9	9.6	7.2	5.9
Concrete, concrete block, asphalt	38.8	46.8	55.2	26.9	27.3	52.8	95.7	95.7	62.2	30.7
Concrete pipe and products	32.0	45.4	58.6	28.5	29.0	111.5	357.6	125.6	63.0	20.2
Other	32.4	47.7	51.4	25.3	23.1	48.6	12.4	15.3	8.8	1,002.3
Total United States - Rinker Materials	150.2	246.7	299.6	148.0	144.9	412.4	1,537.3	433.2	218.4	1,082.9
Australia/China - Readymix	55.8	56.2	54.1	27.7	26.3	34.4	44.8	43.1	16.2	19.1
Total RGL group	206.0	302.9	353.7	175.7	171.2	446.8	1,582.1	476.3	234.6	1,102.0

Other non-cash expenses are immaterial.

30 September 2002	Assets	Liabilities	Investment accounted for using the equity method
United States - Rinker Materials
Aggregate	1,260.4	(140.8)	—
Cement	784.3	(80.9)	—
Concrete, concrete block, asphalt	776.4	(40.6)	—
Concrete pipe	886.1	(78.5)	—
Other	1,709.1	(423.1)	9.2
Eliminations	(55.1)	55.1	—
Total United States - Rinker Materials	5,361.2	(708.8)	9.2
Australia/China - Readymix	1,057.6	(170.7)	262.8
Segment Total	6,418.8	(879.5)	272.0
Corporate	5.5	(24.6)	—
Cash	63.3	—	—
Tax assets/liabilities	126.6	(464.7)	—
Interest bearing liabilities	—	(2,182.0)	—
Total RGL group	6,614.2	(3,550.8)	272.0

Products and services:

Rinker Materials Corporation

Aggregate

Cement

Concrete, concrete block and asphalt

Concrete pipe

Other: gypsum supply, pre-stressed concrete, polyethylene pipe, Rinker corporate costs

Readymix: pre-mixed concrete, asphalt and other quarry products; cement; concrete pipe and other reinforced concrete products

Corporate: corporate costs

4                                         Other revenue and expenses from ordinary activities

		Year ended 31 March			Six months ended 30 September
A$ million	Note	2000	2001	2002	2001	2002
Revenue
Disposal of property, plant and equipment and other assets		91.6	80.3	78.2	27.2	54.0
Other		0.5	2.5	2.8	0.9	1.4
Total other revenue from ordinary activities		92.1	82.8	81.0	28.1	55.4

Expenses, excluding borrowing costs
Disposal of property, plant and equipment and other assets		(89.1)	(60.8)	(67.9)	(19.6)	(31.4)
Other		(6.6)	—	—	—	(1.6)
Total other expenses from ordinary activities		(95.7)	(60.8)	(67.9)	(19.6)	(33.0)

5                                         Depreciation and amortisation

Amounts incurred for depreciation, amortisation and depletion of
• deferred costs	14.6	15.9	21.7	11.1	9.8
• goodwill	25.4	56.4	70.4	36.1	33.9
• property, plant and equipment	163.2	222.4	251.1	123.4	122.9
• other intangibles	2.8	8.2	10.5	5.1	4.6
Total depreciation and amortisation	206.0	302.9	353.7	175.7	171.2

6                                         Operating costs

Operating costs include net transfers to provisions for
• doubtful trade debts		8.5	10.4	6.6	16.4	8.0
• employee entitlements		41.3	51.4	62.9	32.0	29.4
• fringe benefits tax		3.9	3.1	3.1	1.6	1.6
• restoration and environmental rehabilitation		5.8	(1.0)	4.9	2.6	3.3
• uninsured losses and future claims		81.2	99.1	133.7	60.0	70.4
• other		12.6	14.6	7.8	13.3	8.5
		153.3	177.6	219.0	125.9	121.2

Operating costs also include
• contributions to employee retirement funds	25	25.9	31.0	36.9	18.7	23.9
• mining royalties paid to governments		3.8	2.7	2.6	1.3	1.7
• operating lease and rental payments		35.4	44.5	45.0	23.0	19.5

7                                         Deferred tax

30 September 2002

Deferred income tax assets attributable to tax losses carried forward as an asset	45.6

Deferred income tax assets not taken to account(a)(b)	2.3

(a)  Includes capital gains tax losses of A$0.2 million.

(b)  These benefits will only be obtained if the company derives the necessary future assessable income and capital gains, and there are no adverse changes in tax legislation.

8                                         Cash

A$million	30 September 2002
Cash at banks and on hand	57.0
Short term loans and deposits	6.3
Total cash	63.3

9                                         Receivables

Current
Trade receivables	833.9
Provision for doubtful debts	(29.6)
804.3

Divestment debtors	3.2
Loans to associate entities	9.3
Other receivables	45.5
Provision for doubtful debts	(0.2)
57.8
Total current receivables	862.1

Bad debts written off
Trade receivables	1.9

Non-current
Loans to employees	5.2
Loans to/receivables from associate entities	1.4
Other loans	4.7
Term receivables	0.3
Total non-current receivables	11.6

10                                  Inventories

Current(a)
Raw and process materials and stores	103.0
Work in progress	24.7
Finished goods	292.5
Total current inventories	420.2

Non-current
Raw and process materials and stores(a)	21.4
Land held for sale(b)	76.1
Total non-current inventories	97.5

(a)  Valued at cost.

(b)  Valued at lower of cost or recoverable amount.

11                                  Investments accounted for using the equity method

A$ million	30 September 2002
Shares in associate companies(a)(b)	240.6
Interests in partnerships(b)	22.2
Interest in other associate entity(b)	9.2
Total investments accounted for using the equity method	272.0

(a)  Not quoted on stock exchanges.

(b)  Details of investments in associate entities are shown in note 26.

On 26 November 2002, CSR announced that its ACH 50%/50% cement joint venture with Hanson Cement Holdings Pty Limited, will merge with Queensland Cement Limited (QCL) to form Australia’s largest cement group, with a turnover of approximately A$750 million. The merger, subject to regulatory approval by the ACCC and the due diligence process, is scheduled for completion during the first quarter of 2003.

12                                  Other financial assets

Other financial assets at cost(a)	17.6
Total other financial assets	17.6

(a)  Not quoted on stock exchanges.

13                                  Property, plant and equipment(a)(b)

Land and buildings
At cost	818.5
Accumulated depreciation	(37.7)
Total land and buildings	780.8

Plant and equipment
At cost	2,999.0
Accumulated depreciation	(1,135.9)
Total plant and equipment	1,863.1

Quarry and other raw material reserves
At cost	297.6
Accumulated depletion	(25.5)
Total quarry and other raw material reserves	272.1
Total property, plant and equipment	2,916.0

(a)   The economic life over which assets are depreciated is: buildings - 1 to 46 years; plant and equipment - 3 to 50 years; quarry and other raw material reserves - 3 to 48 years.

The weighted average life is: buildings - 21 years; plant and equipment - 11 years; quarry and other raw material reserves - 21 years.

(b)   All property, plant and equipment owned by the consolidated entity is carried at cost or deemed cost in accordance with accounting standard AASB 1041 Revaluation of Non-Current Assets.

14                                  Intangibles

Goodwill
At cost	1,977.4
Accumulated amortisation	(327.6)
Total goodwill	1,649.8
Other intangibles
At cost	79.5
Accumulated amortisation	(31.0)
Total other intangibles	48.5
Total intangibles	1,698.3

15                                  Other assets

A$ million	30 September 2002
Current
Prepayments	33.0
Deferred costs	5.7
Total other current assets	38.7

Non-current
Deferred costs	79.2
Accumulated amortisation	(28.9)
50.3

Software and system development	77.3
Accumulated amortisation	(37.3)
40.0
Total other non-current assets	90.3

16                                  Current payables

Trade payables	480.4
Other payables	133.5
Total current payables	613.9

17                                  Interest bearing liabilities

Current
Current maturities of long term borrowings
Secured
• bank loans(a)	0.9
• other facilities(a)	6.3
Unsecured
• commercial paper	237.7
• other facilities	1.8
246.7
Short term borrowings
Unsecured bank loans	15.8
Total current interest bearing liabilities	262.5

Non-current
Long term borrowings
Secured
• bank loans(a)	0.1
• other facilities(a)	166.0
Unsecured
• bonds	817.7
• notes	3.7
• commercial paper	294.0
• bank loans	624.8
• other facilities	13.2
Total non-current interest bearing liabilities	1,919.5
Non-current payables	40.3
Total non-current interest bearing liabilities and payables	1,959.8

(a)   Secured by charge over property, plant and equipment. The net carrying value of the assets subject to charge is A$243.8 million.

18                                  Credit facilities and maturity profile

Commercial paper: (The RGL group has commercial paper programs based in the United States, Europe and Australia. These programs, which total US$800 million are evergreen facilities. Drawings on these programs are backed by the standby facilities referred to below. As at 30 September 2002, the equivalent of A$532 million commercial paper was on issue.

Credit standby facilities:  The RGL group has a total of US$810 million committed standby facilities of which US$470 million was undrawn as at 30 September 2002. These facilities have fixed maturity dates ranging between March 2003 and July 2006. In addition, the RGL group has US$50 million of undrawn, uncommitted bank standby facilities.

A$ million	30 September 2002	Average rate%	Year of maturity
Current maturities of long term borrowings
US$debt	246.7	2.0
	246.7

Long-term maturities of borrowings
US$debt
• US bonds(a)	817.7	6.9	2004 - 2006
• commercial paper(b)	294.0	1.9	2003 - 2006
• bank loans(b)	624.8	2.2	2003 - 2006
• promissory note	153.3	8.5	2014
• private placement	13.2	1.5	2007
• term payables	40.3
• other	16.5
Total non-current interest bearing liabilities and payables	1,959.8

(a)              Refer to note 22 for details of fixed rate debt.

(b)             Short-term maturities are backed by long-term credit standby facilities.

New bank debt

RGL group companies have received committed offers for new banking facilities of US$1,077.5 million. These are revolving cash advance facilities and are provided by RGL group’s relationship banks on a bilateral basis. The borrower under the facilities is Rinker Materials, guaranteed by RGL. The facilities are provided in two tranches, as follows:

•                              US$200.0 million, which has a maturity of 364 days from initial drawdown; and

•                              US$877.5 million, which matures three years from the initial drawdown.

Interest is payable by Rinker Materials on amounts drawn under the facilities at LIBOR plus a margin. The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature. The facilities contain customary provisions relating to events of default, which could trigger early repayment. The facilities also contain undertakings by Rinker Materials and RGL, including a negative pledge, restrictions on subsidiary indebtedness and financial covenants that are customary for facilities of this nature. There are no credit rating downgrade triggers that could cause early repayment under these facilities.

US$ bonds

Rinker Materials has issued US$195 million in bonds that mature in March 2004 (the 2004 bonds) and US$250 million in bonds that mature in July 2005 (the 2005 bonds). These bonds are currently guaranteed by CSR.

1)              2004 bonds

As part of the financial restructuring to accommodate the demerger:

•                              Rinker Materials intends to solicit consents from the holders of the 2004 bonds to amend certain provisions of the indenture relating to the 2004 bonds to remove a number of the negative covenants and to resolve any uncertainty about the impact of the demerger under the indenture; and

•                              Rinker Materials and CSR intend to make conditional offers to purchase all of the 2004 bonds outstanding.

The offers to purchase and the payment of any consent fee will be conditional upon, among other things, the demerger occurring, and receipt of the consents described above from the holders of the majority in aggregate principal amount of the outstanding 2004 bonds.  If these conditions are met, any securities which are not tendered into the offer will remain outstanding, but the negative covenants referred to above will have been removed. RGL and Rinker Materials will indemnify CSR for any payment obligations that come due under CSR’s guarantee obligations on the outstanding securities.   RGL will obtain bank guarantees and/or letters of credit, for CSR’s benefit and to CSR’s satisfaction, for any payment obligations that come due under CSR’s guarantee obligations on any 2004 bonds which remain outstanding.  These bank guarantees and/or letters of credit will be provided under the US$1,077.5 million new bank facilities for RGL and Rinker Materials.

RGL and CSR cannot predict at this time what percentage of holders will consent and tender in response to the conditional offers to purchase.

2)              2005 bonds

As part of the financial restructuring to accommodate the demerger, RGL intends to:

•                              guarantee the obligations of Rinker Materials in respect of the 2005 bonds on the same terms and conditions as the existing guarantee from CSR;

•                              indemnify CSR for any payment obligations that come due under CSR’s guarantee obligations on the 2005 bonds; and

•                              obtain bank guarantees and/or letters of credit, for CSR’s benefit and to CSR’s satisfaction, for any payment obligations that come due under CSR’s guarantee obligations on the 2005 bonds. These bank guarantees and/or letters of credit will be provided under the US$1,077.5 million new bank facilities for RGL and Rinker Materials. Rinker Materials will indemnify CSR for any such payment obligations under the 2005 bonds.

As a result of the foregoing, RGL expects that the 2005 bonds will remain outstanding and be unaffected by the demerger.

3)              New bonds

CSR Finance Limited, a wholly owned subsidiary of CSR, has issued US$150 million in bonds that mature in July 2025 (the 2025 bonds). The 2025 bonds are guaranteed by CSR. Prior to the demerger, CSR, CSR Finance Limited, RGL and Rinker Materials intend to conduct a consent solicitation and exchange offer (the Consent Solicitation and Exchange Offer) that:

•                  solicits consents from the holders of the 2025 bonds to amend certain provisions of the indenture relating to the 2025 bonds and resolve any uncertainty about the interpretation of the impact of the demerger under the indenture; and

•                  offers holders of the 2025 bonds new bonds (the Rinker Materials replacement bonds) in exchange for the outstanding 2025 bonds, in certain transactions not subject to registration under the US Securities Act.

Rinker Materials may pay an additional cash amount or adjust the interest rate currently payable on the 2025 bonds as consideration for the consents described above. The Rinker Materials replacement bonds will be guaranteed by RGL but will not be guaranteed by CSR.

The issuance of the Rinker Materials replacement bonds by Rinker Materials pursuant to the Consent Solicitation and Exchange Offer is expected to be conditional on, among other things:

•                              the demerger occurring; and

•                              receipt of the consents described above from the holders of the majority in aggregate principal amount of the outstanding 2025 bonds.

If these conditions are met, any 2025 bonds not exchanged for Rinker Materials replacement bonds will remain outstanding. RGL and CSR cannot predict at this time what percentage of holders will exchange their 2025 bonds and consent to the amendment to the indenture and exchange their 2025 bonds in connection with the Consent Solicitation and Exchange Offer.

Other borrowings

Hydro Conduit, a wholly owned subsidiary of Rinker Materials, has issued US$7.2 million in bonds that mature in December 2006. The bondholders’ trustee currently holds a bank letter of credit for the benefit of the bondholders that is guaranteed by CSR. CSR has discussed with the current letter of credit provider the replacement of the existing CSR guarantee by a new RGL guarantee. Prior to the Demerger Date, CSR and RGL will either replace the existing guarantee with a new RGL guarantee, or:

•                  procure a new letter of credit from one of RGL’s relationship banks, guaranteed by RGL, and deliver it to the Trustee in replacement of the existing letter of credit, in accordance with the terms of the bond indenture;

•                  procure the return of the existing letter of credit to the current letter of credit provider;  and

•                  terminate the existing letter of credit facility and CSR guarantee.

Florida Crushed Stone Company, a wholly owned subsidiary of Rinker Materials, has issued US$81.4 million in bonds which mature in December 2016. Rinker Materials has agreed to cause Florida Crushed Stone to redeem these bonds on 1 December 2003 at 102% of their aggregate principal amount. These bonds are not guaranteed by CSR or Rinker Materials, and management therefore expects them to be unaffected by the demerger.

Rinker Materials currently has in place uncommitted working capital facilities available for short term cash advances and the issuance of letters of credit which total US$70 million. These facilities are currently guaranteed by CSR and are provided by participants in Rinker Materials’ new bilateral facilities. RGL has asked the relevant banks to release the existing CSR guarantees and replace them with new RGL guarantees, on the same terms and conditions as provided in respect of the new bilateral facilities. Management expect that the CSR guarantee will be replaced at or prior to the Demerger Date. If the CSR guarantee is not replaced prior to the Demerger Date, the existing facilities will be terminated and new facilities will be put in place by Rinker Materials, guaranteed by RGL.

RGL group

19                                  Provisions

A$ million	30 September 2002
Current
Employee entitlements	80.9
Fringe benefits tax	1.3
Restructure and rationalisation	1.8
Restoration and environmental rehabilitation	10.4
Uninsured losses and future claims	51.8
Other	13.4
Total current provisions	159.6

Non-current
Employee entitlements	17.5
Restoration and environmental rehabilitation	21.3
Uninsured losses and future claims	50.0
Other	1.5
Total non-current provisions	90.3

20                                  Total equity

Equity attributable to members of RGL	3,047.5
Outside equity interests in controlled entities	15.9
Total equity	3,063.4

21                                  Foreign currency balances not effectively hedged

The A$ equivalents of foreign currency balances not effectively hedged are included in the financial statements as follows

US$
Current assets	1,108.3
Non-current assets	4,407.5
Current liabilities	(1,085.0)
Non-current liabilities	(2,218.5)
2,212.3

Other currencies
Current assets	25.3
Non-current assets	9.2
Current liabilities	(21.1)
Non-current liabilities	—
13.4

22                                  Financial instruments

The RGL group uses a variety of derivative instruments to manage financial risks. The RGL group does not use or issue derivative or financial instruments for speculative or trading purposes.

Credit exposure

The RGL group is exposed to credit related losses in the event of non-performance by counterparties to these derivative and financial instruments. The counterparties are predominantly prime financial institutions with a Moody’s or Standard and Poor’s rating of at least A2 or A respectively.

The RGL group controls risk through the use of credit ratings, limits and monitoring procedures. The RGL group does not usually require collateral or other security to support financial instruments with credit risk.

Credit exposure of interest rate and foreign currency derivatives is represented by the net fair value of the contracts. The carrying amounts of financial assets included in the RGL group’s financial statements represent the RGL group’s exposure to credit risk in relation to these assets.

As at 30 September 2002, the RGL group had no significant concentration of credit risk for derivative instruments with any single counter party or group of counterparties. Concentrations of credit risk with respect to receivables are limited due to the large number of clients and markets in which the RGL group does business, as well as the dispersion across many geographic areas.

Net fair value

Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the RGL group would realise upon disposition nor do they indicate the RGL group’s intent or ability to dispose of the financial instrument.

The following assumptions and methods were used to estimate net fair value:

Interest rate swaps, caps and swaptions  The net fair value is estimated using market accepted formulae and market quoted input variables.

Cash, short term loans and deposits, receivables, payables and short term borrowings  The carrying amounts of these financial instruments approximate net fair value because of their short maturity.

Long term borrowings  The present value of expected cash flows have been used to determine net fair value using interest rates derived from market parameters that accurately reflect their term structure. Certain estimates and judgements were required to develop the fair value amounts.

Net fair values at 30 September 2002 A$ million
	Carrying amount		Net fair value
	Asset	Liability	Asset	Liability

Other financial assets	17.6		17.6
Current payables		613.9		613.9
Non-current payables		40.3		40.3
Total	17.6	654.2	17.6	654.2

Interest rate sensitivity and risk management

The RGL group enters into a variety of derivative instruments in the management of interest rate exposure with the objective of obtaining lower funding costs and a more stable and predictable interest expense. The RGL group has a policy to maintain the percentage of fixed and variable rate debt within controlled limits. Interest rate swaps and options are entered into to maintain the mix of fixed and variable rate debt. The table below provides information about the RGL group’s interest rate exposure and should be read in conjunction with note 18.

	Weighted average		Principal/maturities
Interest rate risk exposure at 30 September 2002 A$ million	Term in years	Rate %pa(a)	1 year or less	1 to 5 years	over 5 years	Total	Carrying amount		Net fair value
							Asset	Liability	Asset	Liability

Long term debt
Fixed rate US$ debt	3.7	7.1	—	817.7	149.6	967.3	—	979.8	—	1,157.3
Floating rate US$ debt	2.4	2.0	—	932.0	—	932.0	—	932.3	—	932.5
Short term debt
Fixed rate CNY debt	0.3	4.7	7.8	—	—	7.8	—	7.8	—	7.8
Fixed rate US$ debt	7.9	2.0	254.7	—	—	254.7	—	254.7	—	254.7
Term payables and other	—	—	—	60.5	—	60.5	—	60.5	—	60.5
Cash at bank and on deposit	—	—	63.3	—	—	63.3	63.3	—	63.3	—
Total							63.3	2,235.1	63.3	2,412.8

Interest rate derivatives
US$ interest rate swaps
Fixed rate payer against LIBOR	3.1	4.4	91.9	413.5	—	505.4	0.6	1.2	—	12.6
Fixed rate receiver against LIBOR	1.4	6.9	—	183.8	—	183.8	1.0	0.3	13.0	—
US$ interest rate basis swaps
Floating rate payer against US$ LIBOR	1.4	1.0	—	91.9	—	91.9	0.1	0.1	0.8	—
Total							1.7	1.6	13.8	12.6

(a)  Average rates for the individual periods do not materially differ from the overall average rates disclosed.

23                                  Contracted capital expenditure

A$ million	30 September 2002

Estimated capital expenditure contracted for at balance date but not provided for Payable within 1 year - RGL group	18.5
Payable within 1 year - associate entities	—
Total contracted capital expenditure	18.5

24                                  Contracted lease and hire expenditure

Contracted lease and hire expenditure commitments not otherwise provided for in the financial statements
• land and buildings	65.0
• quarry and other raw material reserves	90.0
• plant and equipment	19.3
174.3
Contracted lease and hire expenditure comprises
Operating leases
Non-cancellable payable
• within 1 year	40.1
• between 1 and 2 years	26.8
• between 2 and 5 years	47.1
• after 5 years	48.2
162.2
Other payable
• within 1 year	3.6
• between 1 and 2 years	2.7
• between 2 and 5 years	4.6
• after 5 years	1.2
12.1
Total operating lease and hire expenditure	174.3
Total minimum finance lease payments	4.4
Less amounts provided for in the financial statements
• current lease liabilities	1.8
• non-current lease liabilities	2.6
Finance lease expenditure not otherwise provided for in the financial statements	—
Total contracted lease and hire expenditure not otherwise provided for in the financial statements	174.3

The total of minimum rentals to be received in the future under non-cancellable subleases is not material.  Contingent rentals were not material.

The leases on most of the RGL group’s rental premises contain renewal options. The RGL group’s decision to exercise renewal options is primarily dependant upon the level of business conducted at the location and the profitability thereof.

As a consequence of RGL establishing a separate head office it may lease further office space. This commitment is not expected to be material.

25                                  Superannuation commitments

The RGL group participates in a number of superannuation funds in Australia, the United States and other countries where it operates. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependants on death. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving written notice to the trustees.

However, Rinker Group Limited and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian superannuation guarantee legislation.

Asset backing

The assets of the funds were not sufficient to satisfy all benefits which would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee to the extent given below.  This deficit is to be funded progressively by Rinker Materials Corporation.

Accumulation funds

The benefits provided by accumulation funds are based on the contributions and income thereon held by the fund on behalf of the member. Contributions are made by the member and the company based on a percentage of the member’s salary, as specified by the rules of the fund. These contributions are expensed in the period they are incurred.

Defined benefit funds

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund.

Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. These contributions are expensed in the period they are incurred.

CSR Australian Superannuation Fund

In Australia, RGL will participate in the CSR Australian Superannuation Fund for those of its employees who are currently members of that fund and any new employees who become members of that fund. For a period of up to eight years after the demerger, CSR and RGL will each separately cover 50% of the funding of the accrued defined benefit liabilities of the CSR Australian Superannuation Fund as at the Demerger Date, which will be revalued by the actuary at least annually. Subject to that agreement, RGL will be responsible for funding defined benefits and accumulated benefits for its employees in that fund.

Defined benefit funds sponsored by the RGL group

A$ million	Accrued benefits	Market value of assets	Surplus (deficit)	Vested benefits
Rinker Materials Corporation Pension Plan(a)	29.9	23.1	(6.8)	29.4
Rinker Materials Corporation Retirement Income Plan(a)	20.6	16.8	(3.8)	19.4
United Metro/San Xavier Collectively Bargained Pension Plan(a)	17.2	14.6	(2.6)	15.5

(a)  Last actuarial review performed on 1 July 2002.

26                                    Equity accounting information

		Ownership interest	Carrying amount
		30 September 2002
Name of entity	Principal activity	%
Australian Cement Holdings Pty Ltd	cement manufacturer	50	226.2
Metromix Pty Ltd	pre-mixed concrete	50	14.0
Granite Canyon Quarry	quarrying	50	9.2
Other immaterial associates			0.3
Associate companies			249.7
CSR Emoleum	road resurfacing	50	18.1
Other immaterial partnerships			4.2
Partnerships			22.3
Total associate entities			272.0

Summarised financial position of associate entities
Assets
• cash			16.4
• other current assets			198.0
• property, plant and equipment			406.1
• other non-current assets			7.2
Liabilities
• current accounts payable			86.9
• current borrowings and other liabilities			43.0
• non-current liabilities			143.6
Net assets			354.2

The only material purchases/sales made from/to associates for the six months ended 30 September 2002 consisted of A$60.0 million  (2002: A$107.4 million, 2001: A$95.4 million, 2000; A$72.8 million) cement purchases from Australian Cement Holdings Pty Ltd.  The RGL group

27                                  Acquisitions of controlled entities(a) and businesses(b)

A$ million	Date acquired	%		Consideration	Net tangible assets
Half year ended 30 September 2002
Kiewit Materials Company	26 September 2002	100	(c)	996.7	301.2
				996.7	301.2
Half year ended 30 September 2001
Businesses acquired during the year				86.3	58.6
				58.6	86.3
Year ended 31 March 2002
Businesses acquired during the year				157.3	93.8
				157.3	93.8
Year ended 31 March 2001
American Limestone Company, Inc.	30 June 2000	100		352.8	97.0
Florida Crushed Stone Company, Inc.	21 July 2000	100		438.8	111.6
Wilson Concrete Company, Inc.	2 June 2000	100		120.4	71.0
Businesses acquired during the year				178.6	103.0
				1,090.6	382.6
Year ended 31 March 2000
Businesses acquired during the year				127.7	73.0
				127.7	73.0

Value of net assets of controlled entities and businesses acquired

	Year ended		Half year ended
	2000	2001	2002	2001	2002
Cash	0.8	0.4	—	—	34.5
Receivables	9.6	83.2	6.2	6.3	135.0
Inventories	10.0	61.6	10.0	4.7	26.3
Other current assets	0.2	2.4	0.2	0.3	5.4
Investments	—	—	—	—	9.2
Property, plant and equipment	55.8	426.2	86.2	52.5	295.2
Intangibles	5.9	37.5	—	—	2.7
Other non-current assets	—	61.8	—	—	13.1
Payables	(2.5)	(48.0)	(8.1)	(5.1)	(99.1)
Interest-bearing liabilities	—	(165.3)	—	—	(5.1)
Provisions	(0.9)	(39.7)	(0.7)	(0.1)	(110.9)
Outside equity interests(c)	—	—	—	—	(2.4)
	78.9	420.1	93.8	58.6	303.9
Goodwill acquired	48.8	670.5	63.5	27.7	692.8
Total consideration	127.7	1,090.6	157.3	86.3	996.7
Cash balances acquired	(0.8)	(0.4)	—	—	(34.5)
Change in divestment receivables and payables	—	—	—	(1.6)	—
Total flow of cash	126.9	1,090.2	157.3	84.7	962.2

(a)               Operating results of the entities acquired are included in the statement of financial performance from date acquired.

(b)              Businesses acquired during the year have been absorbed into the existing company structure.

(c)               Acquired 100% of the holding company Kiewit Materials Company, which owns some non wholly-owned controlled entities with outside equity interests

28                                  Particulars relating to controlled entities(a)

	Country of incorporation	% ownership 30 September 2002

Parent entity
Rinker Group Limited	Australia
(formerly CSR Investments Overseas Limited)

ALC Las Vegas Mining Claims, LLC (d)	USA	100
American Limestone West, LLC	USA	100
ARC Management Company, Inc	USA	100
ARC Materials Corporation	USA	100
Ballestrin Concrete Constructions Pty Ltd	Australia	100
Bettaform Constructions Pty Ltd	Australia	100
CSR Emoleum Services Pty Ltd	Australia	100
CSR (Tianjin) Readymix Co., Ltd	China	70
FCS Las Vegas Mining Claims, LLC (d)	USA	100
Fort Calhoun Stone Company (b)	USA	100
Florida Crushed Stone Company, Inc	USA	100
Guernsey Stone Company (b)	USA	100
HCC Las Vegas Mining Claims, LLC (d)	USA	100
Hydro Conduit Corporation	USA	100
Hydro Conduit Management Company, Inc	USA	100
Hydro Conduit of Texas, LP	USA	100
Hydro Investments, Inc	USA	100
KMC Las Vegas Mining Claims, LLC (d)	USA	100
LV Western Mining Claims, LLC (d)	USA	100
Marana Golf, Inc. (b)	USA	100
Mili, LLC	USA	100
Northwest Materials Holding Company (b)	USA	100
Oxi, LLC	USA	100
Oxi Golf, LLC	USA	100
Pacific Rock Products, LLC (b)	USA	100
Pacific Rock Products Trucking, LLC (b)	USA	100
Pipe Liners, Inc	USA	100
Quality Ready Mix, Inc. (50%) (b)	USA	50
Readymix Holdings Pty Ltd	Australia	100
Rinker Management Company, Inc	USA	100
Rinker Materials Corporation	USA	100
Rinker Materials Foreign Sales Corporation	US Virgin Is.	100
Rinker Materials Leasing LLC (formerly Kiewit Materials Leasing LLC) (d)	USA	100
Rinker Materials Nevada, Inc.	USA	100
Rinker Materials of Florida, Inc.	USA	100
Rinker Materials Polypipe, Inc.	USA	100
Rinker Materials South Central, Inc (formerly American Limestone Company, Inc) (b)	USA	100
Rinker Materials Steel Framing, Inc.	USA	100
Rinker Materials West, LLC	USA	100
Rinker Materials Western, Inc (formerly Kiewit Materials Company) (b)	USA	100
Rinker Modular Systems, LLC	USA	100
SKCOR, L.L.C.	USA	100
Solano Concrete Company, Inc. (b)	USA	100
Steel Construction Systems	USA	55
Stonelea, LLC	USA	100
Superior Drainage, LLC	USA	100
Tanner Companies (Yuma), Inc. (b)	USA	100
Twin Mountain Rock Company (b)	USA	100
Twin Mountain Rock Venture (51%) (b)	USA	51
U-Liner Mid-America, Inc (c)	USA	—
United Metro Materials, Inc. (b)	USA	100
Western Equipment Company (b)	USA	100
Wilson Concrete Company, Inc	USA	100
WPB Las Vegas Mining Claims, LLC (d)	USA	100

(a)            The assets and liabilities of certain companies have been recorded within the pro-forma financial statements of CSR group where those assets and liabilities will be transferred as part of the demerger.

(b)            Acquired during the six months to 30 September 2002.

(c)             Disposed during the six months to 30 September 2002.

(d)            Controlled entity incorporated during the year.

29                                  Contingent liabilities

A$million	30 September 2002
Contingent liabilities, capable of estimation, arise in respect of the following categories
Performance guarantees provided to third parties and other contingent liabilities	41.1

Rinker Materials Corporation and certain of its controlled entities in California, Nevada, New Mexico and

Washington state act as an authorised self-insurer.  Adequate provision has been made for all known claims and potential future claims that can be reliably measured.

30                                  Related party information

There are no material transactions between RGL and CSR except those indicated in note 18.

Following the demerger shared facilities and services will be governed by the terms of the transition and shared services agreement.

Details of the shareholdings of the existing CSR directors who are to become directors of RGL after the demerger are shown below.  The directors of RGL at 30 September 2002 were employees of CSR who held their roles as part of their management responsibilities.  These directors will resign prior to the demerger.

	Number of shares				Number of options
	31 March 2002	Acquired	Sold	31 January 2003	31 March 2002	Issued	Lapsed	Exercised	31 January 2003
John Arthur	8,412	7,696	—	16,108	—	—	—	—	—
John Ballard	10,000	10,000	—	20,000	—	—	—	—	—
David Clarke	88,294	—	—	88,294	400,000	—	—	—	400,000
John Morschel	29,111	8,818	—	37,929	—	—	—	—	—

On, or shortly after, the Demerger Date Marshall Criser and Walter Revell (currently directors of Rinker Materials Corporation) will join the RGL board.  Each director will be required to hold 2,000 RGL shares prior to their appointment..

31                                  United States generally accepted accounting principles (US GAAP) information

Provided below is a summary and explanation of the differences between profit from ordinary activities before borrowing costs and income tax expense disclosed in these financial statements and that which would be reported if the financial statements were prepared in accordance with US GAAP. This summary and explanation is not intended to be a comprehensive US GAAP report.

		Year ended 31 March			Six months ended 30 September
A$ million	Note	2000	2001	2002	2001	2002
Reconciliation of profit from ordinary activities before borrowing costs and income tax expense
Profit from ordinary activities before finance and income tax		436.5	558.8	640.6	359.8	373.0
Revaluation and impairment of non-current assets	A	(4.8)	(7.7)	11.8	4.5	5.2
Acquisition accounting	C	(8.6)	(12.3)	(12.2)	(6.0)	—
Employee shares and share loans (Universal Share/Option Plan)	D	—	(1.2)	(1.4)	(1.0)	(1.4)
Other	F	4.3	(0.8)	(0.2)	(0.2)	(0.2)
Amortisation of goodwill written back	I	—	—	0.5	—	33.9
Superannuation (pension) fund	L	(2.5)	(2.3)	(1.0)	(1.1)	(0.4)
		(11.6)	(24.3)	(2.5)	(3.8)	37.1
US GAAP profit from ordinary activities before borrowing costs and income tax expense		424.9	534.5	638.1	356.0	410.1

Consolidated statement of financial performance – classification differences

Under Australian GAAP, the proceeds on sale of investments are reported as revenue from ordinary activities and the book value of investments sold is reported as an expense from ordinary activities. Under US GAAP, only the net gain/(loss) on sale of investments is reported in non-operating income/(expense). Under Australian GAAP, the proceeds on sale of property, plant and equipment are reported as revenue from ordinary activities and the book value of assets sold is reported as an expense from ordinary activities. Under US GAAP, only the net gain/(loss) on sale of property, plant and equipment is reported in operating income/(expense). Under Australian GAAP, the share of net profit/(loss) of associates, joint ventures and partnerships accounted for using the equity method is reported as a component of profit/(loss) from ordinary activities. Under US GAAP, the share of net profit/(loss) of associates, joint ventures and partnerships accounted for using the equity method is generally reported below non-operating income/(expense) following income tax expense/(benefit).

A$ million	Note	30 September 2002
Reconciliation of equity
Equity attributable to members of Rinker Group Limited		3,047.5
Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
• receivables (reclassify loans and receivables to associate entities)	K	(9.3)
• deferred income tax assets (reclassification from non-current)	E	89.4
• deferred income tax assets (derivative instruments and hedging)	M	0.9
Non-current assets
• property, plant and equipment (revaluation and impairment)	A	(119.4)
• property, plant and equipment	F	1.1
• intangibles (acquisition accounting goodwill)	C	99.5
• intangibles (reverse capitalisation of trademarks)	F	(3.8)
• intangibles (reverse goodwill amortisation)	I	34.8
• intangibles (superannuation (pension) fund)	L	2.9
• receivables (reclassify loans to associate entities)	K	(1.4)
• deferred income tax assets (reclassification to current)	E	(99.0)
• other financial assets (derivative instruments and hedging)	M	13.1
• investments accounted for using the equity method (reclassify loans)	K	10.7
• receivables (employee share loans)	D	(5.2)
• other (superannuation (pension) fund)	L	(14.6)
• other	F	(4.9)
Current liabilities
• deferred income tax liabilities (reclassification from non-current)	E	(17.7)
• other financial liabilities (derivative instruments and hedging)	M	(2.0)
• other (minimum pension liability)	L	(14.9)
Non-current liabilities
• deferred income tax liabilities (acquisition accounting)	C	(111.9)
• deferred income tax liabilities (reclassification to current)	E	30.5
• deferred income tax liabilities (US GAAP profit adjustments)		28.8
• other financial liabilities (derivative instruments and hedging)	M	(23.1)
		(115.5)
US GAAP equity attributable to members of Rinker Group Limited		2,932.0

Explanatory notes

The differences between US GAAP and Australian GAAP are set out below. The matters discussed do not necessarily address all the differences between US GAAP and Australian GAAP.

A. Revaluation and impairment of non-current assets

Prior to adoption of Australian Accounting Standard AASB 1041 Revaluation of Non-Current Assets by the RGL group from 1 April 2001, Australian GAAP allowed non-current assets to be revalued upwards via an asset revaluation reserve. Such revaluations of assets were not allowed under US GAAP and so were reversed.

The depreciation charge on the revaluation increment of revalued assets was also reversed. Since adoption of AASB 1041 on 1 April 2001, the RGL group has elected to apply the cost basis of recording property, plant and equipment, discontinue the practice of revaluing property, plant and equipment upwards and deemed all revalued property, plant and equipment carrying amounts as at 31 March 2001 to be their cost going forward. This means that the asset revaluation reserve is fixed as at 1 April 2001, and writedowns of assets may no longer be made through the asset revaluation reserve. Assets which had previously been revalued upwards will still require a US GAAP adjustment for depreciation and profit on disposal. Under Australian GAAP, the recoverable amount of non-current assets is assessed each reporting period. An impairment loss is recorded when the future discounted net cash flows expected to be generated by the asset are less than the carrying amount of the asset. Under US GAAP, property, plant and equipment, certain recognised intangible assets and goodwill related to those assets (attributable to business combinations initiated prior to 1 July 2001) is tested for impairment on an annual basis or when a trigger event occurs. Recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted from Australian GAAP to US GAAP) to future undiscounted net cash flows expected to be generated from the assets’ use at the lowest level at which identifiable cash flows are generated.

When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques.

B. Restructure and rationalisation  Under Australian GAAP, certain provisions were made for costs relating to the restructuring of manufacturing processes, plant closure and reorganisation. At the time they were raised, these provisions did not meet US GAAP recognition requirements and so were reversed. The provisions are expensed when they meet US GAAP requirements.

C. Acquisition accounting (deferred taxes)  US GAAP requires that a deferred income tax liability be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values determined in business combinations accounted for as a purchase. The creation of this deferred income tax credit gives rise to additional goodwill on acquisition which had been amortised over the estimated period of future benefits (not exceeding 20 years) prior to adoption of SFAS 142 Goodwill and Other Intangible Assets by the RGL group on 1 April 2002. Since adoption of SFAS 142, the balance of this goodwill will not be amortised but will be tested for impairment on an annual basis or when a trigger event occurs. No such provision is required for Australian GAAP.

D. Employee shares and share loans (Universal Share/Option Plan).  Under US GAAP, interest free non-recourse loans granted in respect of employee shares issued are treated as stock options and are classified as a reduction in shareholders’ equity. Under Australian GAAP, these amounts are disclosed as non-current receivables.

The dividends applied against the employee share plan loans repaid are recognised as compensation expense for US GAAP. No compensation expense is recognised for Australian GAAP.

Commencing in 2001, the employee share plan added a choice of one free share for each share paid for in cash up to a maximum of 100 shares. For US GAAP the fair value of the free shares is recognised as compensation expense. No compensation expense is recognised for Australian GAAP.

E. Deferred income tax balances  Under Australian GAAP, all deferred tax balances are classified as non-current. Under US GAAP, deferred tax assets and liabilities are classified as current or non-current based on the classification of assets and liabilities to which timing differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items. Under Australian GAAP, deferred tax assets arising from timing differences are not carried forward as assets unless realisation is assured beyond reasonable doubt. Deferred tax assets arising from tax losses are not carried forward as assets unless the losses can be regarded as being virtually certain of realisation. Under US GAAP, deferred tax assets arising from timing differences and tax losses are carried forward as assets and then reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realised. This does not result in any difference to the net deferred income tax assets recognised by the RGL group as disclosed in note 7.

F. Other  Includes immaterial adjustments to account for capitalisation of interest on software and systems development projects; reversing capitalisation of trademarks; the foreign exchange effect of US GAAP adjustments; real estate gains on sale; reversal of start up costs and research and development costs capitalised.

G. Recently issued United States accounting standards

On 16 August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations which is effective for financial statements issued for fiscal years beginning after 15 June 2002 (Fiscal Year 2004 for the RGL group). The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset.

On 30 April 2002, the FASB issued SFAS No. 145 Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The provisions related to the rescission of SFAS No. 4 and 64 are effective for fiscal years beginning after 15 May 2002 (fiscal year 2004 for the RGL group) and the provisions related to the amendment of SFAS No. 13 are effective for transactions occurring after 15 May 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after 15 May 2002. The pronouncement rescinds SFAS No. 4 and 64 so that all gains and losses from the extinguishment of debt be aggregated and will now be classified as extraordinary only if they meet the criteria set forth in APB 30, rescinds SFAS No. 44 Accounting for Intangible Assets of Motor Carriers and amends SFAS No. 13 Accounting for Leases to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner.

On 30 July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. Specific requirements must be met before an accrual is made. The provisions of SFAS 146 are effective for disposal activities initiated after 31 December 2002. Management is currently reviewing these statements but have not yet determined their impact on the RGL group financial position or results of operations.

H. Adoption of SAB 101.  Adoption of Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements in 2001 has had no impact on the RGL group’s revenue recognition policy.

I. Amortisation of goodwill written back. Goodwill is subject to amortisation under Australian GAAP. Under US GAAP goodwill acquired in business combinations is not amortised in accordance with Statement of Financial Accounting Standards (SFAS) No. 142 Goodwill and Other Intangible Assets (SFAS 142).  Goodwill acquired on or prior to 30 June 2001 was amortised under US GAAP until the RGL group adopted SFAS 142 on 1 April 2002.  This adjustment reverses the amortisation of goodwill.

J. Employee entitlements.  Employee entitlement provisions include a liability for long service leave. The assumptions used to calculate this liability are consistent with those used under SFAS 87 Employers’ Accounting for Pensions for US GAAP.

K. Consolidated statement of financial position – classification differences.  Under Australian GAAP, advances and loans made to associated entities are classified as receivables. Under US GAAP, such advances and loans made to associated entities are classified in the ‘Investments accounted for using the equity method’ account.

L. Superannuation (pension) fund.  In accounting for defined benefit superannuation funds, Australian GAAP requires the recognition of an expense to the RGL group only when contributions are paid or payable to the superannuation funds. Under US GAAP, the amount charged to the income statement in each accounting period is the net retirement benefit expense (net periodic pension income) which comprises actual service cost of the plan to the RGL group and the interest cost of the projected benefit obligations of the fund, less the actual return achieved by the assets invested in the plan and net amortisation and deferral of costs.

Under US GAAP if an additional minimum pension liability is recognised, an equal amount shall be recognised as an intangible asset, provided that the asset recognised shall not exceed the amount of unrecognised prior service cost. If an additional minimum pension liability required to be recognised exceeds unrecognised prior service cost, the excess (which represents a net loss not yet recognised as net periodic pension cost) shall be reported as a separate component of equity. No such adjustment is required for Australian GAAP.

The following table in relation to the group’s defined benefit plan is given for information purposes. In making the calculations the following rates (weighted by total fund assets) have been used : discount 7.3% (Sept 2001: 7.8%, March 2002: 7.3%, March 2001: 7.8%, March 2000: 7.8%), compensation increase 4.3% (Sept 2001: 4.3%, March 2002: 4.3%, March 2001: 4.3%, March 2000: 4.8%) and return on assets 9.0% (Sept 2001: 9.0%, March 2002: 9.0%, March 2001: 9.0%, March 2000: 9.0%).

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002

Change in benefit obligation
Benefit obligation at the beginning of the financial year	52.2	48.5	62.4	62.4	65.0
Service cost	2.4	2.3	2.0	1.1	1.1
Interest cost	3.6	4.5	4.3	2.2	2.2
Amendments	1.7	0.1	(0.1)	0.1	0.6
Actuarial (gain)/loss	(10.5)	(0.6)	4.0	(0.3)	1.4
Benefits paid	(3.3)	(4.1)	(2.8)	(2.0)	(2.3)
Foreign exchange adjustment	2.4	11.7	(4.8)	(0.8)	(1.9)
Benefit obligation at the end of the financial period	48.5	62.4	65.0	62.7	66.1

Change in plan assets
Fair value of plan assets at the beginning of the financial year	44.8	42.2	48.0	48.0	40.4
Actual return on plan assets	(0.6)	0.3	(2.4)	0.2	(2.0)
Employer contribution	—	0.3	1.4	0.1	1.2
Benefits paid and expenses incurred	(4.0)	(5.0)	(2.9)	(2.5)	(2.3)
Foreign exchange adjustment	2.0	10.2	(3.7)	(0.6)	(1.2)
Fair value of plan assets at the end of the financial period	42.2	48.0	40.4	45.2	36.1

Total funded status	(6.3)	(14.4)	(24.6)	(17.5)	(30.0)

Transitional assets	(0.3)	(0.3)	(0.1)	(0.2)	(0.1)
Unrecognised net actuarial loss	0.4	4.9	14.9	7.0	19.7
Unrecognised prior service cost	2.6	3.1	2.5	3.0	2.9
Intangible asset	(2.6)	(3.1)	(2.5)	(3.0)	(2.9)
Accumulated other comprehensive income	(1.2)	(3.2)	(7.4)	(3.9)	(12.0)
Total net prepaid benefit cost	(7.4)	(13.0)	(17.2)	(14.6)	(22.4)

Components of net periodic benefit cost
Service cost	2.9	2.8	2.5	1.4	1.3
Interest cost	3.6	4.5	4.3	2.2	2.3
Expected return on plan assets	(4.1)	(4.9)	(4.4)	(2.4)	(2.2)
Amortisation of transitional assets	(0.1)	(0.1)	(0.1)	(0.1)	—
Amortisation of prior service cost	0.2	0.3	0.2	0.1	0.1
Recognised net actuarial loss	—	(0.1)	—	—	0.1
Net periodic pension expense	2.5	2.5	2.5	1.2	1.6

M. Derivatives and hedging.   Effective 1 April 2001, the RGL Group adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended. The standard requires an entity to recognise derivatives as assets or liabilities in the statement of financial position and measure them at fair value. The transition adjustment on 1 April 2001 resulted in a net charge after tax of A$3.1 million which was recorded in Other Comprehensive Income (OCI). Derivatives and hedging activities are managed as part of a formally documented risk management process outlined in the RGL group’s Financial and Commodity Price Risk Management Policy and in detailed Operational Guidelines. The risk management process detailed in the guidelines specifies what is an exposure, when it is recognised, the objectives of the risk management process, the need for a risk management plan, the approved hedging instruments and detailed reporting requirements. The RGL group’s hedging activities are under the direct control and review of the RGL group’s Finance Committee. The general objective of the RGL group’s risk management activities is to reduce the potential variability in financial returns thus contributing to more certainty and stability in profit outcomes.

Hedge effectiveness  The RGL group measures hedge effectiveness through quarterly reviews of the retrospective and prospective relationship between changes in the value of a hedge and its underlying transaction. The methods used to assess effectiveness are the shortcut method based on criteria as stated in SFAS 133, matched terms method, dollar offset method and regression analysis. To the extent that option contracts are used as hedges, the intrinsic value of the option will be effective if all terms of the contract are matched with the underlying transaction. The time value of options (amounts excluded from the measurement of effectiveness) and any other ineffectiveness is reported through earnings in the current period.

For the half year ended 30 September 2002, the earnings effect after tax of ineffectiveness was a loss of A$89,413 and of items excluded from the measurement of effectiveness was a profit of A$618,941.

Fair value hedges  Under SFAS 133, a fair value hedge mitigates exposure to changes in the fair value of an asset, liability or firm commitment. A fair value hedge protects against changes in value caused by variability in prices, costs or rates. The hedged item and the hedging instrument are marked-to-market in the statement of financial position. The resulting gains/losses on the effective portion of both the hedged item and the hedging instrument are recognised currently in earnings and will offset each other. Any movements in ineffectiveness are recorded in earnings in the current period. Hedged items include fixed rate debt and firm commitments for capital expenditure.

Cash flow hedges  Under SFAS 133, a cash flow hedge mitigates exposure to variable cash flows of a forecasted transaction, asset or liability. A cash flow hedge protects against the risk caused by variable prices, costs or rates. The hedging instrument is marked-to-market in the statement of financial position. The resulting gains/losses on the effective portion of a hedging instrument are recorded in OCI. Gains/losses on the ineffective portion of a hedging instrument are recognised currently in earnings. Amounts in OCI are reclassified to earnings when the hedged item is settled and/or otherwise recognised in earnings. Variable cash flows include variable rate debt and forecasted purchases and sales.

Net investment hedges  Under SFAS 133, a net investment hedge mitigates foreign currency exposure of a net investment in a foreign operation. The accounting treatment of net investment hedges under US GAAP is consistent with Australian GAAP.

Other derivatives  Any other derivative transaction that cannot meet the designation requirement as a fair value, cash flow or net investment hedge, will be marked-to-market in earnings in the current period.

The following table provides a reconciliation of OCI after tax for the half year ended 30 September 2002.

A$ million	Debit/(credit)
Opening adjustment per
SFAS 133 as at April 1 2002	4.1
Net loss reclassified to earnings	2.4
Changes in fair value of derivatives	1.6
Closing balance 30 September 2002	8.1

Based on SFAS 133 revaluations as at 30 September 2002, RGL group is expected to recognise a loss after tax through earnings of A$3.1 million on expiring hedging contracts in the next 12 months.

Appendix 2

Pro-forma statement of financial performance

CSR group

		Year ended 31 March			Six months ended 30 September
A$ million	Note	2000	2001	2002	2001	2002
Trading revenue – sale of goods		1,950.5	1,819.9	1,943.2	1,121.1	1,096.0
Cost of sales		(1,408.4)	(1,319.7)	(1,433.6)	(824.8)	(786.0)
Warehouse and distribution costs		(96.7)	(83.7)	(99.7)	(50.4)	(65.1)
Selling costs		(92.4)	(96.8)	(97.0)	(48.1)	(54.9)
Administration and other costs		(96.6)	(85.0)	(75.4)	(41.7)	(39.0)
Share of associate entities’ net profit		35.3	27.4	24.3	9.9	16.2
Operating profit		291.7	262.1	261.8	166.0	167.2
Other revenue from ordinary activities	4	34.5	20.8	12.8	3.8	4.0
Other expenses from ordinary activities	4	(50.0)	(36.8)	(28.5)	(11.0)	(11.3)
Dividend income from others		0.4	—	1.5	1.3	2.1
Profit from ordinary activities before borrowing costs and income tax expense		276.6	246.1	247.6	160.1	162.0

Profit from ordinary activities attributable to outside equity interests before borrowing costs and income tax expense		37.8	39.9	30.1	15.3	16.4

Notes to the financial statements are annexed.

Pro-forma statement of financial position

CSR group

A$ million	Note	30 September 2002
Current assets
Cash	8	103.3
Receivables	9	382.6
Inventories	10	162.5
Other current assets	15	4.9
Current assets		653.3

Non-current assets
Receivables	9	35.2
Inventories	10	31.5
Investments accounted for using the equity method	11	151.1
Other financial assets	12	27.7
Property, plant and equipment	13	1,390.5
Intangibles	14	38.8
Deferred income tax assets		213.0
Other non-current assets	15	58.8
Non-current assets		1,946.6
Total assets		2,599.9

Current liabilities
Payables	16	305.9
Interest bearing liabilities	17	10.4
Income tax liabilities		11.0
Provisions	19	134.1
Current liabilities		461.4

Non-current liabilities
Payables	17	0.8
Interest bearing liabilities	17	285.4
Deferred income tax liabilities		211.0
Provisions	19	389.9
Non-current liabilities		887.1
Total liabilities		1,348.5
Net assets		1,251.4
Total equity	21	1,251.4

Notes to the financial statements are annexed.

Pro-forma statement of cash flows

CSR group

		Year ended 31 March			Six months ended 30 September
A$ million	Note	2000	2001	2002	2001	2002
Cash flows from operating activities before interest income and income tax
Receipts from customers		1,954.5	1,889.0	2,098.0	1,044.0	1,098.0
Payments to suppliers and employees		(1,598.2)	(1,590.8)	(1,769.5)	(911.0)	(960.7)
Dividends and distributions from associate entities and controlled entities		57.1	18.0	31.3	10.5	9.8
Cash flows from operating activities before interest income and income tax		413.4	316.2	359.8	143.5	147.1

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets		(57.9)	(64.6)	(106.1)	(43.1)	(41.5)
Proceeds from sale of property, plant and equipment and other non-current assets		21.2	14.9	6.6	1.0	0.3
Purchase of controlled entities and businesses net of cash acquired		—	(2.9)	(1.2)	(0.3)	—
Return of capital from associate entities		1.3	—	—	—	—
Proceeds from sale of interests in controlled entities and businesses		1.2	—	1.3	1.7	—
Loans and receivables repaid		13.1	0.3	2.5	—	—
Net cash flow (used in) investing activities		(21.1)	(52.3)	(96.9)	(40.7)	(41.2)
Net cash from (used in) operating and investing activities		392.3	263.9	262.9	102.8	105.9
Reconciliation of profit from ordinary activities before borrowing costs and income tax expense to cash flows from operating activities before interest income and income tax
Profit from ordinary activities before borrowing costs and income tax expense		276.6	246.1	247.6	160.1	162.0
Depreciation and amortisation	5	105.1	103.2	98.9	48.6	49.5
Share of associate entities’ net income (less dividends and distributions)		(21.4)	9.4	8.4	0.7	(8.5)
Transfer from (to) provisions		21.9	6.4	(5.8)	2.6	2.4
Loss (profit) on sale of property plant and equipment	4	4.5	1.5	(0.6)	(0.2)	(0.5)
(Increase) decrease in trade receivables and other current assets		(7.3)	(27.2)	6.4	(130.3)	(93.0)
Decrease (increase) in current inventories		1.2	(38.1)	14.1	(5.1)	(3.9)
Increase (decrease) in trade payables		18.5	21.9	(12.4)	88.3	53.8
Other		14.3	(7.0)	3.2	(21.2)	(14.7)
Cash flows from operating activities before interest income and income tax		413.4	316.2	359.8	143.5	147.1

Credit facilities are shown in note 18.

Non-cash investing activities

There were no material non-cash investing activities for the periods indicated.

Notes to the financial statements are annexed.

1                             Significant accounting policies

Basis of preparation and combination

On  19 November 2002, CSR Limited announced its intention to demerge its heavy building materials business to create an independent publicly traded company.  As a result of the demerger, CSR will continue to operate and be listed on  ASX, but will have a significantly different profile.  CSR will therefore effectively be a ‘new’ stand-alone listed Australian entity created as a result of the demerger.

These pro-forma financial statements have been prepared as a special-purpose financial report which, subject to the basis of preparation outlined in this note, complies with Australian accounting standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus views (Australian GAAP).

There have been departures from the disclosure requirements of Australian accounting standards where they are not considered to be applicable given the pro-forma nature of these financial statements.  These departures include presenting the pro-forma statement of financial performance to the profit from ordinary activities before borrowing costs and income tax expense level only and presenting cash flow information for operating and investing activities only.  In addition, no comparative statement of financial position  information is presented.

These financial statements comprise pro-forma statements of financial performance and cash flows for the three years ended 31 March 2000, 2001 and 2002 and the two half years ended 30 September 2001 and 2002 and a pro-forma statement of financial position at 30 September 2002 for entities that will form part of the CSR group following the demerger.  The transfer of control of certain entities, which are currently controlled entities of CSR, will not occur until, among other things, the approval of the CSR Limited shareholders is obtained.  A list of entities that will form the CSR group following the demerger is contained in note 30.

In preparing the financial statements the effects of all transactions between entities within the group have been eliminated.

Pro-forma statement of financial position

The following principles have been used in the preparation of the pro-forma statement of financial position.

Acquisition of assets

The statement of financial position has been prepared following the rules of acquisition accounting which require assets acquired to be recognised at their fair values. The fair values of the entities have been estimated as at the Demerger Date.   These estimated values are not materially different from the book values of these entities at 30 September 2002.   For the purposes of the statement of financial position, the acquisitions are assumed to have taken place at 30 September 2002.

Capital structure

The statement of financial position reflects the capital structure of CSR after the capital reduction and special dividend payment amounting to a total of A$1,449.0 million.

Total equity is presented as a single item in these financial statements reflecting the loan conversion outlined in the next column.

Restructure of debt

CSR’s interest bearing liabilities as at 30 September 2002 amounted to A$2,477.8 million. As a result of the demerger RGL will assume liability for A$2,182.0 million, while CSR, will be allocated A$295.8 million.

Pro-forma statements of financial performance and cash flows

The pro-forma statements of financial performance and cash flows have been prepared as if the transactions required to give effect to the group took effect on 1 April 1999. The following principles have been used in the preparation of the pro-forma statements of financial performance and cash flows:

•· Exclusion of gains and losses on the disposal of businesses;

•· Exclusion of revenues and costs of businesses disposed of during the period presented;

•· Inclusion of estimated costs of operating as an independent listed company; and

• ·The exclusion of one-off and significant non-recurring expenses.

Historical borrowing costs and income tax expenses have not been brought to account in the statement of financial performance as they are not indicative of what these expenses would have been had CSR following the demerger been operating as a independent entity.

As a result of the above, the financial information included herein may not reflect the financial position, operating results or cash flows of CSR following the demerger had it existed as a separate group during the periods presented.

Principles of consolidation

Where the cost of CSR’s interest in a controlled entity exceeds the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference is brought to account as goodwill which is included in the pro-forma statement of financial position under the heading of intangibles.

Where the cost of CSR’s interest in a controlled entity is less than the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference, being a discount on acquisition, is accounted for by reducing proportionately the fair value of the non-monetary assets acquired.

Recoverable amount of non-current assets

Non-current assets are reviewed annually to ensure the carrying values are not in excess of recoverable amounts. Recoverable amounts are determined as the present value of the net cash inflows from the continued use and subsequent disposal of the non-current asset.

Intangibles

Goodwill acquired or arising on consolidation is amortised over the period over which the benefits are expected to arise, to a maximum of 20 years.

Patents, trademarks and other intellectual property acquired are valued at the lower of cost and recoverable amount and are amortised over the period in which the benefits are expected to arise varying from five to 40 years.

Cash

Net cash is defined as cash at banks and on hand and cash equivalents net of bank overdrafts. Cash equivalents include highly liquid investments which are readily convertible to cash and loans which are not subject to a term facility.

Capitalisation of interest

Interest is expensed as incurred except where it relates to the financing of major projects constructed for internal use, where it is capitalised up to the date of commissioning.  Following commissioning, the total capitalised cost including interest is amortised over the expected useful life of the project.

Acquisition of assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition. In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Accounts payable

Trade creditors and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

Depreciation (including amortisation and depletion)

Depreciable assets other than quarry and other raw material reserves are depreciated at rates based upon their expected economic life, using the straight line method. The economic lives of property, plant and equipment assets are detailed in note 13.

Inventories

Inventories including work in progress and land held for resale are valued at the lower of cost and net realisable value. Costs included in inventories consist of materials, labour, and manufacturing overheads which are related to the purchase and production of inventories.

The value of inventories is derived by the method most appropriate to each particular class of inventory. The major portion is valued on either a first-in-first-out or average cost basis.

Software and system development

The cost of developing new systems, including purchased software, is deferred and subsequently amortised over a period of five to seven years, being the period over which the benefits are expected to arise.

Restoration and environmental rehabilitation

Provision is made for the restoration of areas from which natural resources are extracted. The restoration cost is provided over the period in which the recoverable mineral reserves are expected to be extracted. Estimates are based on current technology. Changes in estimates are dealt with on a prospective basis.

Provision is also made for the expected cost of environmental rehabilitation of commercial sites which require remediation of existing conditions resulting from present and past operations. The liability is immediately recognised when the environmental exposure is identified and the rehabilitation costs can be reliably estimated.

Interest bearing liabilities

Bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

Significant items

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity, and as such are disclosed separately. They include all items previously classified as abnormal.

Revenue recognition

Revenue from the sale of goods and disposal of other assets is recognised when the consolidated entity has passed control of the goods or other assets to the buyer.

Product liability

Provision is made for discounted anticipated compensation payments and legal costs arising from product liability claims that can be reliably measured. The provision has been determined in accordance with new accounting standard AASB 1044 Provisions, Contingent Liabilities and Contingent Assets. Refer to note 2.

Research and development

All expenditure on research and development is expensed in the year in which it is incurred except where future benefits can be assured beyond reasonable doubt. Projects are continually under review.

Tax effect accounting

The liability method of tax effect accounting is applied in the calculation of liabilities for current and future tax.

To arrive at tax payable, adjustments to income tax are made for items which have been included in periods for accounting purposes which differ from those specified by income tax legislation.  The extent to which these timing differences give rise to income tax becoming payable earlier or later than is indicated by accounting treatment, is recorded in the statement of financial position as a deferred income tax asset or a deferred income tax liability.

Deferred income tax assets arising from timing differences and tax losses are not recognised as an asset if there is uncertainty as to whether income will be derived of a nature and an amount sufficient to ensure their realisation.

No provision for withholding tax has been made on undistributed earnings of overseas controlled entities where there is no intention to distribute those earnings.

Capital gains tax

No liability has been provided in the financial statements in respect of possible future capital gains tax that may arise on the disposal of assets, as no decision has been made to sell any of these assets. Such liability is provided at the time of disposal of assets. Where assets were revalued, no provision for potential capital gains tax has been made.

Joint venture operations

Interests in joint venture operations are recorded in the financial statements by including the entity’s share of assets employed, the share of liabilities incurred, and the share of any expenses incurred in relation to joint ventures in their respective categories.

Joint venture entities, associates and partnerships

Investments in joint venture entities, associates and partnerships have been accounted for under the equity method in the consolidated financial statements.

Foreign currency

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in the statement of financial performance in the period in which they arise except if designated as hedges. Exchange differences net of tax relating to foreign currency monetary items forming part of the net investment in a self-sustaining foreign operation are taken directly on consolidation to the foreign currency translation reserve. Financial statements of self-sustaining foreign controlled entities are translated at reporting date using the current rate method and exchange differences are brought to account by entries made directly to the foreign currency translation reserve.

Derivative and hedging activities

The consolidated entity uses derivative financial instruments (derivatives) to hedge exposures to interest rate, commodity and foreign exchange risk. In order to be designated as a hedge, at inception and during the term of the hedging instrument, it must be expected that the hedge will be effective in reducing exposure to the risks being hedged. The hedge items include recognised assets and liabilities, and anticipated transactions that are probable of occurring.

•· Interest rate

Interest rate swaps and options are used to vary the consolidated entity’s mix of fixed and variable rate borrowings. These derivatives are accounted for on an accrual basis consistent with the accounting treatment of the underlying borrowings. Both payments and receipts under the swaps are included in interest expense. The related amount payable to, or receivable from counterparties, is included in other receivables or other payables. Option premiums are deferred and amortised over the term of the option.

•· Foreign exchange and commodities

Forward exchange contracts, cross currency swaps and options are used to hedge foreign currency receivables, payables, borrowings and anticipated transactions. Commodity futures, swaps and options are used to hedge anticipated purchases and sales of commodities. Derivatives hedging recognised assets and liabilities are measured at net fair value and included in other receivables or other payables. Gains or losses are recognised in net profit or loss as they occur and offset translation gains and losses of the underlying hedged item. Gains and losses on derivatives hedging anticipated transactions are deferred and recognised in the measurement of the hedged item when it occurs. If a derivative is terminated, sold, redesignated or is no longer effective and the anticipated transaction is still probable of occurring, gains and losses up to the time of termination, sale, redesignation or loss of effectiveness, continue to be accounted for as stated above. If the anticipated transaction is no longer probable, all deferred gains and losses are recognised immediately in net profit or loss. Derivatives are not entered into for speculative reasons.

However, if a derivative ceases to be designated as a hedge, for example, where the designated item is sold, extinguished, terminated or no longer probable of occurring, further gains and losses are recognised in net profit or loss until the derivative matures or is terminated or sold. Option premiums are deferred and amortised over the term of the option.

Rounding

Unless otherwise shown in the financial report, amounts have been rounded to the nearest tenth of a million dollars and are shown by A$ million.

2                             Pro-forma adjustments

Statement of financial performance

The following adjustments have been made in arriving at amounts included in the pro-forma statements of financial performance:

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002

Revenue adjustments
CSR group total revenue before interest income(1)	7,282.2	7,014.3	7,170.0	3,764.5	3,719.2
less: RGL	(3,847.0)	(4,595.7)	(5,122.5)	(2,618.7)	(2,609.9)

Revenue from ordinary activities (before pro-forma adjustments)	3,435.2	2,418.6	2,047.5	1,145.8	1,109.3
Discontinued activities(2)	(1,449.8)	(577.9)	(90.0)	(19.6)	(7.2)

Revenue	1,985.4	1,840.7	1,957.5	1,126.2	1,102.1

EBIT adjustments
CSR group profit from ordinary activities before	803.5	922.6	925.8	513.9	541.0
borrowing costs, income tax and significant items(1)(3)
less: RGL	(449.0)	(564.5)	(654.0)	(365.9)	(379.6)

Profit from ordinary activities before borrowing costs and income tax (before pro-forma adjustments)	354.5	358.1	271.8	148.0	161.4
Discontinued activities(2)	(121.4)	(73.3)	—	—	—
Corporate cost allocation adjustment(4)	8.1	4.8	7.1	2.5	2.4
Pro-forma product liability charge(5)	(17.6)	(18.7)	(19.8)	(9.9)	(9.9)
Restructuring, asset sales and other(6)	53.0	(24.8)	(11.5)	19.5	8.1

EBIT	276.6	246.1	247.6	160.1	162.0

EBITDA adjustments
Depreciation and amortisation (before pro-forma adjustments)(1)	153.3	112.2	98.9	48.6	49.5
Discontinued activities(2)	(48.2)	(9.0)	—	—	—
Depreciation and amortisation	105.1	103.2	98.9	48.6	49.5
EBITDA	381.7	349.3	346.5	208.7	211.5

(1)               CSR group total revenue before interest income, CSR group profit from ordinary activities before borrowing costs, income tax and significant items and Depreciation and amortisation (before pro-forma adjustments) have been extracted from the audited annual financial statements and reviewed half-year financial statements of the CSR group.

(2)               Discontinued activities include the sale in 2000 and 2001 of CSR’s timber business and the sale in 2001 of Gove Aluminium Limited. The proceeds/profit from sale and the results of operations have been removed in arriving at the pro-forma results.

(3)               Significant items included in CSR’s annual financial statements for the year ended 31 March 2001 were the profit on sale of Gove Aluminium Limited (A$235.4 million), asset writedowns and rationalisation costs (A$113.1 million) and product liability charges (A$65.0 million). No significant items were reflected in any other period.

(4)               Corporate cost allocation adjustment represents the difference between corporate costs actually incurred by CSR for the periods presented and the estimated stand-alone costs for the activities of CSR following the demerger. It is anticipated that A$21.8 million of corporate costs will be incurred by CSR during the year ending 31 March 2003 had it operated as envisaged after the demerger and this amount has been reflected in the historic periods above.

(5)               The pro-forma product liability charge is based on the product liability provision, calculated on a discounted basis in accordance with AASB 1044, included in CSR’s pro-forma statement of financial position at 30 September 2002.  The pro-forma charge represents movements in the provision due to the unwinding of the discount factor. Actual charges are reflected in the restructuring, asset sales and other adjustments below.

(6)               Restructuring, asset sales and other represent:

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002
Non-recurring gains(1)	(29.7)	(27.7)	(20.3)	(2.3)	(1.6)
Timber provisions(2)	34.7	8.4	—	—	—
Superannuation(3)	(15.5)	(12.4)	(0.7)	10.0	20.1
Provision adjustments(4)	46.0	6.9	(20.5)	4.3	(16.4)
Product liability charges	17.5	—	30.0	7.5	6.0
	53.0	(24.8)	(11.5)	19.5	8.1

(1)               Non-recurring gains primarily include gains on disposal of surplus land in 2000, the gift of shares in Sugar Terminals Limited and CSR’s share of ACH’s abnormal gains in 2001, gains on the disposal of surplus land, proceeds from an insurance settlement and other gains on disposal in 2002.

(2)               Timber provisions represent net losses on disposal of ancillary timber assets and businesses not previously classified in CSR’s annual financial statements as discontinued activities.

(3)               Superannuation represents charges that would have been paid in 2000 and 2001 had CSR not reduced contributions to the CSR Superannuation Fund due to a partial superannuation holiday. At 30 September 2002, the fund had moved into deficit and an additional charge was made to partially fund CSR’s obligations.

(4)               Provision adjustments primarily include the creation of carrying value adjustments for certain Asian businesses and the creation of corporate restructuring provisions in 2000 and 2001. In 2002 and the half year ended 30 September 2002 certain carrying value provisions which had been created in prior years were reversed when the related assets and businesses were sold.

Statement of financial position

The following adjustments have been made in arriving at the amounts included in the pro-forma statement of financial position at 30 September 2002:

A$ million	Total CSR group(1)	Separation of RGL(2)	Pro-forma net assets of CSR group	Acquisition and demerger adjustments(5)	Pro-forma
Current assets
Cash	166.6	63.3	103.3		103.3
Receivables	1,244.7	862.1	382.6		382.6
Inventories	582.7	420.2	162.5		162.5
Restructure receivable(4)	—	—	1,449.0	(1,449.0)	—
Other current assets	40.5	32.7	7.8	(2.9)	4.9
Current assets	2,034.5	1,378.3	2,105.2	(1,451.9)	653.3

Non-current assets
Receivables	46.8	11.6	35.2		35.2
Inventories	129.0	97.5	31.5		31.5
Investments accounted for using the equity method	332.4	181.3	151.1		151.1
Other financial assets	45.3	17.6	27.7		27.7
Property, plant and equipment	4,294.1	2,903.6	1,390.5		1,390.5
Intangibles	1,737.1	1,698.3	38.8		38.8
Deferred income tax assets	321.7	123.5	198.2	14.8	213.0
Other non-current assets	145.1	87.2	57.9	0.9	58.8
Non-current assets	7,051.5	5,120.6	1,930.9	15.7	1,946.6
Total assets	9,086.0	6,498.9	4,036.1	(1,436.2)	2,599.9

Current liabilities
Payables	847.8	589.3	258.5	47.4	305.9
Interest bearing liabilities(3)	272.9	—	272.9	(262.5)	10.4
Restructure payable(4)	—	1,449.0	—
Income tax liabilities	113.3	102.3	11.0		11.0
Provisions	293.7	159.6	134.1		134.1
Current liabilities	1,527.7	2,300.2	676.5	(215.1)	461.4

Non-current liabilities
Payables	41.1	40.3	0.8		0.8
Interest bearing liabilities [3]	2,204.9	—	2,204.9	(1,919.5)	285.4
Deferred income tax liabilities	573.4	362.4	211.0		211.0
Provisions	480.2	90.3	389.9		389.9
Non-current liabilities	3,299.6	493.0	2,806.6	(1,919.5)	887.1
Total liabilities	4,827.3	2,793.2	3,483.1	(2,134.6)	1,348.5
Net assets	4,258.7	3,705.7	553.0	698.4	1,251.4

Total equity(6)	4,258.7	3,705.7	553.0	698.4	1,251.4

(1)               The total CSR group balances have been extracted from the reviewed consolidated financial statements of CSR for the half year ended 30 September 2002.

(2)               The separation of RGL represents the assets and liabilities (excluding interest bearing liabilities) at 30 September 2002 of the entities expected to form part of the RGL group following the demerger.

(3)               Total CSR group interest bearing liabilities at 30 September 2002 amounted to A$2,477.8 million. As part of the demerger, A$295.8 million of debt will be allocated to the CSR group. The remaining debt will be allocated to the RGL group.

(4)               The restructure payable and receivable represent consideration due on transfer of Readymix from CSR to RGL amounting to A$818.0 million (refer to part 9.3 of the demerger document) and existing inter group balances between entities that will form part of the CSR group and RGL group following the demerger amounting to A$631.0 million. The transfer of Readymix to RGL is based on fair value as determined by the directors. As part of the demerger, the receivable is treated as part of the capital reduction in CSR (comprising the capital reduction of A$798.0 million and the demerger dividend of A$651.0 million) and is converted to new shares in RGL.  New shares in RGL are issued on a one-for-one basis with CSR shares.

(5)               Transaction costs for the demerger are estimated at A$74.9 million, with related tax benefits of A$21.1 million.  A$50.3 million (pre-tax cost) of the transaction costs is to be borne by the CSR group and A$24.6 million (pre-tax cost) by the RGL group. The costs to be borne by CSR have been reflected in:

•                  a decrease of A$2.9 million in deferred costs which had been capitalised at 30 September 2002;

•                  an increase in accounts payable of A$47.4 million;

•                  capitalised debt funding costs of $0.9 million;

•                  other expensed costs of A$49.4 million; and

•                  a related future income tax benefit of A$14.8 million.

(6)               The pro-forma adjustments to total equity are:

A$ million	CSR	Trans- action costs	Capital reduction	Distribution to shareholders	Other	Pro-forma CSR

Share capital	2,146.7	—	(1,260.3)	—	—	886.4
Reserves	240.8	—	—	—	(240.8)	—
Retained profits	1,775.2	(34.6)	1,260.3	(2,972.7)	256.7	284.9
Equity – CSR members	4,162.7	(34.6)	—	(2,972.7)	15.9	1,171.3
Outside equity interests	96.0	—	—	—	(15.9)	80.1
Total equity	4,258.7	(34.6)	—	(2,972.7)	—	1,251.4

Transaction costs (net of tax) reflect the issues identified in note 5.

The capital reduction reflects the impact of the sale of Readymix and outstanding loans between the RGL group and the CSR group amounting to A$798.0 million and the capital reduction relating to CSR’s existing investment in RGL amounting to A$462.3 million.

The distribution to shareholders reflects the full amount of the capital reduction, the demerger dividend arising from the sale of Readymix and outstanding loans between the RGL group and the CSR group amounting to A$651.0 million and the additional deemed dividend relating to CSR’s existing investment in RGL amounting to A$377.7 million, and RGL group’s historic net contribution to CSR group retained profits.

The distribution to shareholders entry noted above is based on the existing book value of CSR’s investment in RGL. After the demerger, CSR will process the distribution to shareholders based on the fair value of the RGL group (to be calculated using the RGL share price over the first ten days of trading on the ASX). The difference between the book value and the fair value, less the expensed transaction costs will be taken to profit.

3                             Segment information

	Revenue					Profit from ordinary activities before borrowing costs and income tax expense
	Year ended 31 March			Six months ended 30 September		Year ended 31 March			Six months ended 30 September
	2000	2001	2002	2001	2002	2000	2001	2002	2001	2002
CSR Building Products	957.7	874.4	813.0	396.2	463.7	155.9	135.1	108.8	47.9	63.2
Aluminium(1)	382.4	444.5	445.7	222.4	215.7	115.7	138.4	110.0	55.2	61.1
CSR Sugar – milling(2)	555.4	448.4	616.4	468.3	387.8	11.7	(13.2)	44.5	65.7	41.9
CSR Sugar – other	89.9	73.4	82.4	39.3	34.9	36.2	29.5	29.3	13.6	17.4
Segment total	1,985.4	1,840.7	1,957.5	1,126.2	1,102.1	319.5	289.8	292.6	182.4	183.6
Corporate	—	—	—	—	—	(21.8)	(21.8)	(21.8)	(10.9)	(10.9)
Other including Enviroguard	—	—	—	—	—	(3.5)	(3.2)	(3.4)	(1.5)	(0.8)
Product liability charges						(17.6)	(18.7)	(19.8)	(9.9)	(9.9)
Total CSR	1,985.4	1,840.7	1,957.5	1,126.2	1,102.1	276.6	246.1	247.6	160.1	162.0

(1)               Aluminium revenue was from customers in the following locations:

	Year ended 31 March			Six months ended 30 September
Revenue location	2000	2001	2002	2001	2002
Japan	287.5	338.1	321.5	170.5	165.5
Other Asia	87.7	104.8	116.6	49.3	40.6
USA			3.2	1.4	8.1
Rest	7.2	1.6	4.4	1.2	1.5
Total	382.4	444.5	445.7	222.4	215.7

All aluminium assets are located in Australia.

(2)               Sugar mill production is compulsorily acquired in Australia by Queensland Sugar Limited (QSL). It is then on-sold by QSL to domestic and international customers. These sales are outside the control of CSR.

	Depreciation and amortisation					Share of associate entities’ net profit
	Year ended 31 March			Six months ended 30 September		Year ended 31 March			Six months ended 30 September
	2000	2001	2002	2001	2002	2000	2001	2002	2001	2002
CSR Building Products	46.4	45.4	40.8	19.7	20.3	4.7	4.7	4.5	1.5	1.0
Aluminium	21.7	21.4	21.7	10.8	11.0
CSR Sugar – milling	34.8	34.6	34.7	17.3	17.3
CSR Sugar – other	2.2	1.8	1.7	0.8	0.9	24.7	18.5	17.8	7.2	13.3
Segment total	105.1	103.2	98.9	48.6	49.5	29.4	23.2	22.3	8.7	14.3
Enviroguard						5.9	4.2	2.0	1.2	1.9
Total CSR	105.1	103.2	98.9	48.6	49.5	35.3	27.4	24.3	9.9	16.2

Other non-cash expenses are immaterial.

	Capital expenditure
	Year ended 31 March			Six months ended 30 September
	2000	2001	2002	2001	2002
CSR Building Products	14.8	27.5	52.3	17.7	16.4
Aluminium	2.5	2.7	9.5	4.4	3.3
CSR Sugar – milling	15.9	19.9	21.6	8.8	10.9
CSR Sugar – other	0.9	1.8	1.4	0.7	1.0
Segment total	34.1	51.9	84.8	31.6	31.6
Corporate	21.7	15.2	22.8	11.8	9.9
Total CSR	55.8	67.1	107.6	43.4	41.5

30 September 2002	Assets	Liabilities	Investments accounted for using the equity method
CSR Building Products	785.0	(128.3)	5.4
Aluminium	400.2	(48.4)	—
CSR Sugar – milling	779.0	(136.0)	—
CSR Sugar – other	185.1	—	140.6
Segment total	2,149.3	(312.7)	146.0
Corporate	134.3	(518.0)	5.1
Cash	103.3
Tax assets/liabilities	213.0	(222.0)
Interest bearing liabilities	—	(295.8)
Total CSR group	2,599.9	(1,348.5)	151.1

Products and services

CSR Building Products: plasterboard; fibre cement, glasswool and rockwool insulation, clay bricks and pavers, roofing (including concrete and terracotta roof tiles), lightweight concrete products

Aluminium: smelter joint venture operation

CSR Sugar Milling: raw sugar

CSR Sugar Other: ethanol, refined sugar joint ventures, sugar broking, sugar industry services

Corporate: corporate costs not allocated to business segments, waste management

		Year ended 31 March			Six months ended 30 September
A$ million	Note	2000	2001	2002	2001	2002

4 Other revenue and expenses from ordinary activities

Revenue
Disposal of property, plant and equipment and other assets		27.9	15.5	6.3	0.7	1.5
Other		6.6	5.3	6.5	3.1	2.5
Total other revenue from ordinary activities		34.5	20.8	12.8	3.8	4.0

Expenses, excluding borrowing costs
Disposal of property, plant and equipment and other assets		(32.4)	(17.0)	(5.7)	(0.5)	(1.0)
Product liability		(17.6)	(18.7)	(19.8)	(9.9)	(9.9)
Other		—	(1.1)	(3.0)	(0.6)	(0.4)
Total other expenses from ordinary activities		(50.0)	(36.8)	(28.5)	(11.0)	(11.3)

5 Depreciation and amortisation

Amounts incurred for depreciation, amortisation and depletion of
• deferred costs		1.5	1.8	1.0	0.5	0.6
• goodwill		1.3	1.3	1.6	0.8	0.8
• property, plant and equipment		101.5	99.3	95.5	47.0	47.7
• other intangibles		0.8	0.8	0.8	0.3	0.4
Total depreciation and amortisation		105.1	103.2	98.9	48.6	49.5

6 Operating costs

Operating costs include net transfers to provisions for
• doubtful trade debts		4.7	3.8	1.5	1.8	0.9
• employee entitlements		25.8	26.1	23.9	12.8	15.5
• fringe benefits tax		4.0	3.6	3.6	1.8	1.7
• uninsured losses and future claims		8.8	8.8	8.8	4.4	4.4
• other		9.3	4.7	3.4	5.6	4.1
		52.6	47.0	41.2	26.4	26.6

Operating costs also include
• contributions to employee retirement funds	27	19.4	19.5	17.9	9.8	10.3
• operating lease and rental payments		21.3	21.1	21.9	11.0	11.5

7 Deferred tax

					30 September 2002

Deferred income tax assets attributable to tax losses carried forward as an asset					45.1

Deferred income tax assets not taken to account (a)(b)					136.4

(a)               Includes capital gains tax losses of A$115.7 million.

(b)              These benefits will only be obtained if the company derives the necessary future assessable income and capital gains, and there are no adverse changes in tax legislation.

A$ million	30 September 2002

8 Cash

Cash at banks and on hand	25.6
Short term loans and deposits	77.7
Total cash	103.3

9 Receivables

Current
Trade receivables	325.4
Provision for doubtful debts	(10.8)
314.6

Loans to and receivables from associate entities	25.7
Divestment debtors	17.8
Other receivables	24.7
Provision for doubtful debts	(0.2)
68.0
Total current receivables	382.6

Bad debts written off
• trade receivables	0.5

Non-current
Loans to employees
• directors of controlled entities	0.3
• other staff	13.6
13.9
Loans to associate entities	16.1
Other loans and receivables	5.2
Total non-current receivables	35.2

10 Inventories

Current(a)
Raw and process materials and stores	71.1
Work in progress	8.5
Finished goods	82.9
Total current inventories	162.5

Non-current
Raw and process materials and stores(a)	4.8
Land held for sale(b)	26.7
Total non-current inventories	31.5

(a)               Valued at cost.

(b)              Valued at lower of cost or recoverable amount

A$ million	30 September 2002

11 Investments accounted for using the equity method

Shares in associate companies(a)(b)	44.7
Interest in other associate entity(b)	106.4
Total investments accounted for using the equity method	151.1

(a)               Not quoted on stock exchanges.

(b)              Details of investments in associate entities are shown in note 28.

12 Other financial assets

Other financial assets at cost(a)	27.7
Total other financial assets	27.7

(a)               Not quoted on stock exchanges.

13 Property, plant and equipment(a)(b)

Land and buildings
At cost	352.4
Accumulated depreciation	(14.1)
Total land and buildings	338.3

Plant and equipment
At cost	2,015.8
Accumulated depreciation	(963.6)
Total plant and equipment	1,052.2
Total property, plant and equipment	1,390.5

(a)               The economic life over which assets are depreciated is: buildings - 1 to 46 years; plant and equipment - 3 to 50 years.  The weighted average life is: buildings - 21 years; plant and equipment - 11 years.

(b)              All property, plant and equipment owned by the consolidated entity is carried at cost or deemed cost in accordance with accounting standard AASB 1041 Revaluation of Non-Current Assets.

14                      Intangibles

Goodwill
At cost	29.1
Accumulated amortisation	(19.0)
Total goodwill	10.1
Other intangibles
At cost	37.7
Accumulated amortisation	(9.0)
Total other intangibles	28.7
Total intangibles	38.8

15                                  Other assets

A$ million	30 September 2002

Current
Prepayments	4.9
Total other current assets	4.9

Non-current
Deferred costs	36.5
Accumulated amortisation	(4.5)
32.0

Software and system development	28.0
Accumulated amortisation	(1.2)
26.8
Total other non-current assets	58.8

16 Current payables

Trade payables	211.2
Other payables(a)	94.7
Total current payables	305.9

(a)               Includes net hedging losses A$3.1 million.

17                      Interest bearing liabilities

Current
Short term borrowings
Unsecured
• bank loans	9.9
• other facilities	0.5
Total current interest bearing liabilities	10.4
Non-current
Long term borrowings
Secured
• bank loans(a)	10.4
• other facilities(a)	0.2
Unsecured
• bonds	274.5
• other facilities	0.3
Total non-current interest bearing liabilities	285.4
Non-current payables	0.8
Total non-current interest bearing liabilities and payables	286.2

(a)               Secured by charge over property, plant and equipment. The net carrying value of the assets subject to charge is A$7.2 million.

18                      Credit facilities and maturity profile

Commercial paper: The CSR group has commercial paper programs based in Australia. This program, which totals A$200 million is an evergreen facility. Drawings on this program are backed by the standby facilities referred to below. As at 30 September 2002, the equivalent of A$nil commercial paper was on issue.

Credit standby facilities:  The CSR group has a total of A$400 million committed standby facilities of which A$400 million was undrawn as at 30 September 2002. These facilities have fixed maturity dates ranging between September 2003 and September 2005.

A$ million	30 September 2002	Average rate%	Year of maturity
Long term maturities of borrowings
US$debt
• US bonds(a)	274.5	7.7	2026
• term payables	0.8
A$debt
• other	0.5
Thai baht
• bank loans	10.4		2005
Total non-current interest bearing liabilities and payables	286.2

(a)               Refer to note 24 for details of fixed rate debt.

CSR has guaranteed Rinker Materials Corporation (“Rinker Materials”) obligations under US$825 million in bank facilities of various maturities between March 2003 and July 2006, and US$445 million in bonds due in March 2004 and July 2005.

If the demerger is approved and implemented, CSR and RGL will be separate listed entities that will operate independently of one another. Consequently, any debts of RGL or its subsidiaries that are guaranteed by CSR will need to be restructured or refinanced prior to or at the time of the demerger.

In order to effect the allocation of debt between the CSR and RGL groups at the demerger date, CSR and RGL will establish new banking facilities under which they will have access to up to A$500 million and US$1077.5 million, respectively. These facilities will be drawn as necessary at or shortly after the demerger date for the purposes of refinancing the existing borrowings of the CSR group.

New bank debt

CSR has received committed offers for new banking facilities of A$500 million. These are revolving cash advance facilities and are provided by CSR’s relationship banks on a bilateral basis. The borrower under the facilities is CSR Finance Limited, guaranteed by CSR. The facilities are provided in three tranches, as follows:

•                             A$62.5 million, which has a maturity of 364 days from initial drawdown;

•                             A$312.5 million, which matures three years from the initial drawdown; and

•                             A$125.0 million, which matures five years from the initial drawdown.

Interest is payable by CSR Finance Limited on amounts drawn under the facilities at the bank bill rate plus a margin. The margins payable under the facilities are generally consistent with that which a BBB+/Baa2 rated entity might obtain for facilities of this size and nature. The facilities contain customary provisions relating to events of default, which could trigger early repayment. The facilities also contain undertakings by CSR Finance Limited and CSR, including a negative pledge, restrictions on subsidiary indebtedness and financial covenants that are customary for facilities of this nature. There are no credit rating downgrade triggers that could cause early repayment under these facilities.

US$ bonds

CSR has guaranteed bonds issued by Rinker Materials for US$195 million that mature in March 2004 (2004 bonds) and US$250 million in bonds that mature in July 2005 (2005 bonds). CSR has also guaranteed US$150 million in bonds issued by CSR Finance Limited that mature in July 2025 (2025 bonds). Part 4.4(b) of this booklet explains how CSR and Rinker Materials propose to restructure these bonds in connection with the demerger.

Other borrowings

Various wholly owned subsidiaries of CSR currently have in place uncommitted working capital facilities available for short term cash advances and the issuance of letters of credit that total A$22.3 million (US$12.3 million). These facilities are currently guaranteed by CSR and are provided by existing CSR relationship banks. Management expects these facilities to remain in place, unaffected by the demerger.

A$ million	30 September 2002

19 Provisions

Current
Employee entitlements	39.9
Fringe benefits tax	0.3
Restructure and rationalisation	16.4
Product liability	19.6
Restoration and environmental rehabilitation	6.1
Uninsured losses and future claims	17.9
Other	33.9
Total current provisions	134.1

Non-current
Employee entitlements	41.0
Product liability	314.2
Uninsured losses and future claims	34.7
Total non-current provisions	389.9

20                      Options(a)

Under the CSR executive option plans, the following options, each convertible to one ordinary CSR Limited fully paid share, have been issued.

Calendar year of issue	No. execs	Price(b)	Original issue	On issue 31 March 2002	During the period			On issue 30 Sept 2002	After half year end		On issue 31 January 2003
					Issued	Converted	Lapsed		Converted	Lapsed
1998(c)	50	3.86	10,100,000	2,825,000	—	(1,325,000)	—	1,500,000	(100,000)	(25,000)	1,375,000
1998(d)	12	3.86	2,500,000	1,350,000	—	—	—	1,350,000	—	(100,000)	1,250,000
1999(c)	123	4.40	2,790,000	1,335,000	—	(810,500)	(5,000)	519,500	(45,000)	—	474,500
1999(c)	1	4.36	400,000	400,000	—	(400,000)	—	—	—	—	—
1999(c)	16	3.75	480,000	168,334	—	(66,666)	—	101,668	—	(5,000)	96,668
2000(c)	1	4.04	200,000	150,000	—	(50,000)	—	100,000	—	—	100,000
2000(e)	145	4.47	3,080,000	2,405,000	—	(165,000)	(10,000)	2,230,000	(10,000)	(52,500)	2,167,500
2000(e)	3	4.65	410,000	410,000	—	(50,000)	—	360,000	—	—	360,000
2001(e)	3	6.44	215,000	215,000	—	—	—	215,000	—	(5,000)	210,000
2001(e)	147	7.03	3,180,000	3,120,000	—	—	(15,000)	3,105,000	—	(300,000)	2,805,000
2001(e)	3	6.62	315,000	315,000	—	—	—	315,000	—	—	315,000
2002(e),(f)	7	6.39	720,000		720,000	—	—	720,000	—	—	720,000
Total				12,693,334	720,000	(2,867,166)	(30,000)	10,516,168	(155,000)	(487,500)	9,873,668

(a)               The holders of the options do not have any right, by virtue of the options, to participate in any share or other interest issue of CSR or any other body corporate, but the amount payable on exercise or number of shares issued may be varied as a result of pro-rata rights or bonus issues.  Details of the impact of the demerger on employee equity plans is detailed in part 7 of the scheme booklet.

(b)              The issue price is the CSR share market price at the time of each issue, hence no cost was recognised in the statement of financial performance.

(c)               Options issued under the Executive Share Option Plan approved at the 1998 annual general meeting.  Options have been issued in 1998, 1999 and June 2000 and are eligible for conversion progressively over varying periods as from mid 2000 to mid 2005.  The conversion of each portion of options to shares is conditional on the percentage growth in the cumulative value of a notional investment in CSR exceeding the growth of an equivalent investment in the ASX All Industrials Accumulation Index, measured over defined periods. Options are issued at the CSR share market price at the time of the issue.  The obligation to pay this amount is deferred until these options are exercised or lapse.

(d)              Options issued to Rinker Materials Corporation executives on the same basis as set out in note c above, except that the options are paid to A$0.01 with the balance of the issue price payable when the options are exercised.

(e)               Options issued under the Executive Share Option Plan approved at the 1998 annual general meeting and amended at the 2000 annual general meeting. Options have been issued in August 2000, December 2000, June 2001, August 2001, December 2001 and June 2002 and are eligible for conversion progressively over varying periods as from mid 2003 to mid 2007. The conversion of options to shares is conditional on the percentage growth in the cumulative value of a notional investment in CSR exceeding the growth of an equivalent investment in the ASX All Industrials Accumulation Index (including manufacturing and industrial organisations, but excluding such companies as banks, finance, insurance, investment, financial services, media, property trusts, telecommunications, leisure and tourism), measured over defined periods. Options are issued at the CSR share market price at the time of the issue. The obligation to pay this amount is deferred until these options are exercised or lapse.

(f)                 In 2002 720,000 options were offered to seven executives.

21                                  Total equity

A$ million	30 September 2002

Equity attributable to members of CSR	1,171.3
Outside equity interests in controlled entities	80.1
Total equity	1,251.4

22                      Interest in joint venture operation

Interest in the Tomago aluminium smelter joint venture operation(a)(b) is included in the financial statements in the following categories

Current assets
• cash	1.7
• receivables	1.4
• inventories	19.7
• other	0.3
23.1
Non-current assets
• receivables	0.2
• property, plant and equipment	299.9
• other	13.5
313.6
Total assets	336.7

Current liabilities	(27.3)
Non-current liabilities	(2.6)
Total liabilities	(29.9)

Net assets	306.8

Contracted capital expenditure	—

Contingent liabilities	—

(a)               CSR’s joint venture interest of 36.05% is held through a controlled entity in which CSR has a 70% interest.

(b)              Principal activity: Aluminium.

23                      Foreign currency balances not effectively hedged

The Australian dollar equivalents of foreign currency balances not effectively hedged are immaterial.

24                      Financial instruments

The CSR group uses a variety of derivative instruments to manage financial and commodity price risks. The CSR group does not use or issue derivative or financial instruments for speculative or trading purposes.

Credit exposure

The CSR group is exposed to credit related losses in the event of non-performance by counterparties to these derivative and financial instruments. The counterparties are predominantly prime financial institutions with a Moody’s or Standard and Poor’s rating of at least A2 or A respectively.

The CSR group controls risk through the use of credit ratings, limits and monitoring procedures. The CSR group does not usually require collateral or other security to support financial instruments with credit risk.

Credit exposure of interest rate, foreign currency and commodity price derivatives is represented by the net fair value of the contracts. The carrying amounts of financial assets included in the CSR group’s financial statements represent the CSR group’s exposure to credit risk in relation to these assets.

As at 30 September 2002, the CSR group had no significant concentration of credit risk for derivative instruments with any single counter party or group of counterparties. Concentrations of credit risk with respect to receivables are limited due to the large number of clients and markets in which the CSR group does business, as well as the dispersion across many geographic areas.

Net fair value

Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the CSR group would realise upon disposition nor do they indicate the CSR group’s intent or ability to dispose of the financial instrument.  The following assumptions and methods were used to estimate net fair value:

Commodity futures  The net fair value is based on the closing price on the applicable futures exchange and other market prices.

Interest rate swaps, caps, swaptions, foreign currency contracts, foreign exchange options, currency swaps and commodity swaps  The net fair value is estimated using market accepted formulae and market quoted input variables.

Cash, short term loans and deposits, receivables, payables and short term borrowings  The carrying amounts of these financial instruments approximate net fair value because of their short maturity.

Long term borrowings The present value of expected cash flows have been used to determine net fair value using interest rates derived from market parameters that accurately reflect their term structure. Certain estimates and judgements were required to develop the fair value amounts.

Commodity price sensitivity and risk management

The CSR group has exposure to aluminium commodity prices arising from sales contracts that commit the CSR group to supply this commodity in future years. Prices for product supplied under these contracts are a function of the US$ market price at the time of delivery. The CSR group also has exposure to sugar prices through its raw sugar milling activities. The CSR group receives its share of Australian dollar pool price revenue derived by Queensland Sugar Ltd (QSL) based on its sugar price and foreign exchange hedging activities. The CSR group uses a variety of derivative instruments to manage its commodity price exposure with the objective of ensuring more predictable revenue cash flows. The CSR group has a policy of maintaining a minimum, but declining level of hedging over the next four years by the use of commodity price swaps and options. Sugar price hedging is predominantly carried out by QSL for a maximum term usually of 18 months. Limited additional hedging for a longer term has been undertaken by CSR when an acceptable price outcome could be achieved.

Commodity price risk exposures

			Principal / maturities
A$ million	Average price(a)		1 year or less	1 to 5 years	over 5 years	Total	Net fair value
							Asset	Liability
at 30 September 2002
Aluminium
LME aluminium futures contracts(e)
• Sell	1,488.7	(b)	—	12.3	—	12.3	1.0	—
Aluminium commodity swaps(e)	1,517.5	(b)	221.3	272.2	—	493.5	57.1	—
Raw sugar
Commodity swaps(e)
• US$ raw sugar	7.96	(c)	3.8	—	—	3.8	0.7	—
• A$ raw sugar	12.39	(d)	3.4	—	—	3.4	0.1	—
Total							58.9	—

(a)               Average prices for the individual periods do not materially differ from the overall average price disclosed.

(b)              United States dollars per metric tonne.

(c)               United States cents per pound.

(d)              Australian cents per pound.

(e)               A$55.9 million of commodity contract assets have been deferred or not recognised as they relate to hedges of anticipated transactions. The expected timing of recognition based on the fair values at 30 September 2002 are 1 year or less A$33.8 million and 1 to 5 years A$22.1 million.

Foreign exchange sensitivity and risk management

CSR is party to a variety of foreign exchange risk management instruments, such as currency swaps, forward contracts and currency options. These instruments are used to hedge foreign currency denominated receipts resulting from revenue denominated in foreign currencies (principally US$, in respect of aluminium sales), payments for some raw materials, capital equipment, liabilities and assets. CSR uses a variety of derivative instruments in the management of its foreign exchange exposures with the objective of achieving more continuity in its A$ equivalent revenues.

CSR’s major foreign currency exposure relates to its aluminium commodity price exposure and consequently it has a currency hedging policy associated with the commodity price hedging policy, that is, minimum but declining levels of hedging over the next four years by the use of forward exchange rate agreements and currency options. Any sugar price hedging undertaken directly by CSR (noted previously) is also matched with currency hedging.

Other foreign exchange revenues are relatively small and policy only requires hedging a minimum amount of these exposures for a period of 12 to 18 months. Policy requires that foreign currency denominated purchases of capital equipment be fully hedged to the domestic currency to eliminate all such currency exposure. Similarly, policy also requires that foreign currency assets and liabilities are fully hedged to the relevant entity’s domestic currency.

The table below provides information about CSR’s significant exchange rate exposures.

Foreign exchange risk exposure

A$ million	Average exchange rate(a)	Principal/maturities
		1 year or less	1 to 5 years	over 5 years	Total	Carrying amount		Net fair value
						Asset	Liability	Asset	Liability
at 30 September 2002
US dollar
Forward exchange rate agreements(b)
Receive US$	0.58	47.4	23.2	—	70.6	—	—	6.4	0.3
Pay US$	0.54	641.1	462.9	—	1,104.0	0.1	3.1	13.6	33.1
NZ dollar
Forward exchange rate agreements(b)
Pay NZ$	1.17	4.7	—	—	4.7	—	—	—	—
Euro
Forward exchange rate agreements(b)
Receive Euro	0.62	1.7	—	—	1.7	—	—	0.2	—
GBP
Forward exchange rate agreements(b)
Receive GBP	0.36	0.2	—	—	0.2	—	—	—	—
JPY
Forward exchange rate agreements(b)
Receive JPY	64.85	0.1	—	—	0.1	—	—	—	—
Total						0.1	3.1	20.2	33.4	.

(a)               Average rates for the individual periods do not materially differ from the overall average rates disclosed.

(b)              A$10.3 million of foreign exchange contract liabilities have been deferred or not recognised as they relate to hedges of anticipated transactions. The expected timing of recognition based on the fair values at 30 September 2002 are 1 year or less A$10.9 million loss and 1 to 5 years A$0.6 million profit.

Net fair values

30 September 2002

	Carrying amount		Net fair value
A$ million	Asset	Liability	Asset	Liability

Other financial assets	27.7	—	27.7	—
Current payables	—	305.9	—	305.9
Non-current payables	—	0.8	—	0.8
Total	27.7	306.7	27.7	306.7

Interest rate sensitivity and risk management

CSR enters into a variety of derivative instruments in the management of interest rate exposure with the objective of obtaining lower funding costs and a more stable and predictable interest expense. CSR has a policy to maintain the percentage of fixed and variable rate debt within controlled limits. Interest rate swaps and options are entered into to maintain the mix of fixed and variable rate debt. The table below provides information about CSR’s interest rate exposure and should be read in conjunction with note 18.

Interest rate risk exposure

	Weighted average		Principal/maturities
A$ million	Term in years	Rate %pa(a)	1 year or less	1 to 5 years	over 5 years	Total	Carrying amount		Net fair value
							Asset	Liability	Asset	Liability
at 30 September 2002
Long term debt
Fixed rate US$ debt	22.8	7.7	—	—	274.5	274.5	—	279.9	—	338.3
Floating rate THB debt	2.3	—	—	10.4	—	10.4	—	10.4	—	10.4
Short term debt
Floating rate NZ$ debt	—	5.9	6.0	—	—	6.0	—	6.0	—	6.0
Floating rate SGD debt	0.1	1.6	3.8	—	—	3.8	—	3.8	—	3.8
Floating rate A$ debt	—	—	0.6	—	—	0.6	—	0.6	—	0.6
Term payables and other	—	—	—	1.3	—	1.3	—	1.3	—	1.3
Cash at bank and on deposit	—	—	103.3	—	—	103.3	103.3	—	103.3	—
Total							103.3	302.0	103.3	360.4

Interest rate derivatives
Australian dollar interest rate swaps
Fixed rate receiver against A$ bank bills	0.4	6.0	20.0	—	—	20.0	0.1	0.1	0.2	—
Total				—			0.1	0.1	0.2	—

(a)               Average rates for the individual periods do not materially differ from the overall average rates disclosed.

25                                  Contracted capital expenditure

A$ million	30 September 2002

Estimated capital expenditure contracted for at balance date but not provided for
Payable within 1 year – CSR	0.5
Payable within 1 year – associate entities	2.5
Total contracted capital expenditure	3.0

26                                  Contracted lease and hire expenditure

Contracted lease and hire expenditure commitments not otherwise provided for in the financial statements
• land and buildings	57.1
• plant and equipment	14.2
71.3
Contracted lease and hire expenditure comprises
Operating leases
Non-cancellable payable
• within 1 year	16.2
• between 1 and 2 years	15.5
• between 2 and 5 years	32.8
• after 5 years	1.9
66.4
Other payable
• within 1 year	1.7
• between 1 and 2 years	1.2
• between 2 and 5 years	2.0
• after 5 years	—
4.9
Total operating lease and hire expenditure	71.3
Total minimum finance lease payments	0.2
Less amounts provided for in the financial statements
• current lease liabilities	—
• non-current lease liabilities	0.2
Finance lease expenditure not otherwise provided for in the financial statements	—
Total contracted lease and hire expenditure not otherwise provided for in the financial statements	71.3

The total of minimum rentals to be received in the future under non-cancellable subleases is not material.

Contingent rentals were not material.

The leases on most of the CSR group’s rental premises contain renewal options. The CSR group’s decision to exercise renewal options is primarily dependant upon the level of business conducted at the location and the profitability thereof.

27                      Superannuation commitments

The CSR group participates in a number of superannuation funds in Australia, New Zealand, the United States and other countries where it operates. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependants on death. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving written notice to the trustees.

However, CSR Limited and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian superannuation guarantee legislation.

Asset backing

The assets of the funds will not be sufficient to satisfy all benefits which would have been vested in the event of termination of the CSR Australian Superannuation Fund, or in the event of the voluntary or compulsory termination of the employment of each employee. This deficit is being funded progressively by CSR.

Accumulation funds

The benefits provided by accumulation funds are based on the contributions and income thereon held by the fund on behalf of the member. Contributions are made by the member and the company based on a percentage of the member’s salary, as specified by the rules of the fund. These contributions are expensed in the period they are incurred.

Defined benefit funds

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund.

Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. These contributions are expensed in the period they are incurred.

Defined benefit funds sponsored by the CSR group

A$ million	Accrued benefits	Market value of assets	Surplus (deficit)	Vested benefits
CSR Australian Superannuation Fund Defined Benefit Division(a)(b)(c)	163.3	158.2	(5.1)	162.3
Monier PGH Superannuation Fund Defined Benefit Division(d)	48.0	54.0	6.0	47.6

(a)               These amounts are calculated at 30 September 2002, based on the assumptions used for the last actuarial review which was performed at 30 June 2001.

(b)              There is an enforceable obligation for CSR  to contribute such amounts as to ensure that the assets attributable to the Defined Benefit Division (DBD) of the CSR Australian Superannuation Fund are not less than 120% of the amount required to meet the actuarial liabilities of the DBD. Actuarial liabilities are determined to be past service liabilities based on membership accrued up to 30 September 2002. As at 30 September 2002, the assets of the CSR Australian Superannuation Fund attributable to the DBD were 97% of the corresponding actuarial liabilities. In addition CSR has made available to the trustee of the fund a A$39 million bank guarantee to satisfy most of its commitment to maintain the assets of the DBD at a minimum of 120% of actuarial liabilities.

(c)               The existing CSR superannuation funds which provide both defined benefits and accumulation benefits, will continue to provide benefits for employees of CSR, with CSR’s current funding obligations remaining in place for its employees as well as for pensioners and deferred members at Demerger Date. However, for a period of up to eight years after the demerger, CSR and RGL will separately cover 50% of the funding of the accrued benefit liabilities of the CSR Australian Superannuation Fund as at the Demerger Date, which will be revalued by the actuary at least annually. CSR and RGL will each be responsible for obligations with respect to benefits accrued after the demerger relating to individuals who are employed post-demerger by their respective group companies.

(d)              Last actuarial review performed on 1 July 2002.

28                      Equity accounting information

		Ownership interest	Carrying amount
		30 September 2002
A$ million		%
Name of entity	Principal activity
New Zealand Sugar Company Limited	sugar refining	50	23.6
Czarnikow Pty Ltd(a)	sugar brokering	43	10.6
Other immaterial associates			10.5
Total associate companies			44.7
Sugar Australia joint venture	sugar refining	50	106.4
Total associate entities			151.1

Summarised financial position of associate entities
Assets
• cash	44.7
• other current assets	282.9
• property, plant and equipment	189.6
• other non-current assets	15.7
Liabilities
• current accounts payable	78.7
• current borrowings and other liabilities	108.1
• non-current liabilities	37.7
Net assets	308.4

(a)               The year end is 31 December.

29                      Related party information

There are no material transactions between Rinker Group Limited and CSR Limited except those indicated in note 18.  Following the demerger shared facilities and services will be governed by the terms of the transition and shared services agreement.

Details of the shareholdings of the existing CSR Limited directors who are to remain directors of CSR after the demerger are shown below.

Shareholdings of directors and director-related entities

	Number of shares				Number of options
	31 March 2002	Acquired	Sold	31 January 2003	31 March 2002	Issued	Lapsed	Exercised	31 January 2003

Ian Blackburne	22,000	2,000	—	24,000	—	—	—	—	—
Alec Brennan	568,220	210,561	241,059	537,722	400,000	—	—	100,000	300,000
Carolyn Hewson	19,776	3,206	—	22,982	—	—	—	—	—
John Wylie	21,088	11,350	—	32,438	—	—	—	—	—

On, or shortly after, the Demerger Date Barry Jackson will join the CSR board.  He will be required to hold 2,000 CSR shares prior to taking up his appointment.

30                      Particulars relating to controlled entities(a)

	Country of incorporation	% ownership 30 September 2002		Country of incorporation	% ownership 30 September 2002
Parent entity
CSR Limited	Australia

Amalgamated Sugar Mills Pty Ltd	Australia	100
Austocean Pty Ltd(d)	Australia	—	CSR South East Asia Pte Ltd	Singapore	100
Australian Blue Metal Ltd(b)	Australia	100	CSR Sugar Investments Pty Ltd	Australia	100
BI (Australia) Pty Ltd	Australia	100	CSR Sugar Pty Ltd	Australia	100
BI (Contracting) Pty Ltd	Australia	100	CSR Sugar (Herbert Pty Ltd)	Australia	100
BI Holdings Australia Pty Ltd	Australia	100	CSR Sugar (Invicta Pty Ltd)	Australia	100
Bradford Holdings, Inc	Canada	100	CSR Sugar (Kalamia Pty Ltd)	Australia	100
Bradford Insulation (M) Sdn Bhd	Malaysia	100	CSR Taiwan Co, Ltd	Taiwan	100
Bradford Insulation Industries Pty Ltd	Australia	100	CSR Travel Pty Ltd(b)	Australia	100
Brimik Pty Ltd(b)	Australia	100	CSR (Guangdong Rockwool Co., Ltd)	China	70
Buchanan Borehole Collieries Pty Ltd	Australia	100	CSR (Pioneer Sugar Pty Ltd)	Australia	100
Chang Chien Engineering Co., Ltd	Taiwan	100	CSR (UK) Holdings(d)	UK	—
Chang Yuan Enterprises Ltd	Taiwan	100	F & L (Qld Pty Ltd)	Australia	100
Chelsea Estates NZ Pty Limited	Australia	100	Farley & Lewers Ltd	Australia	100
(formerly Chelsea Estates Ltd)			FEP Colourtile Pty Ltd(b)	Australia	100
Chelsea Nominees Ltd	New Zealand	100	FEP Construction Holdings Pty Ltd	Australia	100
CSR-SYC Hebel Taiwan Co, Ltd	Taiwan	100	Gove Aluminium Finance Ltd	Australia	70
CSR Bradford Air (M) Sdn Bhd	Malaysia	100	Gyprock Holdings Pty Ltd	Australia	100
CSR Bricks Pty Ltd(d)	Australia	—	Havelock Food Products Pty Ltd	Australia	100
CSR Building Materials (HK) Ltd	Hong Kong	100	Humes Australia Pty Ltd	Australia	100
CSR Building Materials (M) Sdn Bhd	Malaysia	70	Midalco Pty Ltd	Australia	100
CSR Building Materials (NZ) Ltd	New Zealand	100	Monier PGH Holdings Limited	Australia	100
CSR Building Materials Trading			Oz Sands International Pty Ltd	Australia	100
(Shanghai) Co. Ltd(e)	China	100	Pioneer Sugar Mills Pty Ltd	Australia	100
CSR Building Systems (M) Sdn Bhd	Malaysia	70	Plaster Castings Pty Ltd(d)	Australia	—
CSR Climate Control (M) Sdn Bhd	Malaysia	70	Premier Ceilings (WA Pty Ltd(c)	Australia	67
CSR Concrete Products Co., Ltd	Taiwan	85	PT Prima Karya Plasterboard	Indonesia	100
CSR Distilleries Operations Pty Limited	Australia	100	Pyneboard Pty Ltd	Australia	100
CSR Ethanol Pty Ltd	Australia	100	Queensland Sugar Power Pool Pty Ltd	Australia	82
CSR Finance Limited	Australia	100	Readymix Australia Pty Ltd	Australia	100
CSR Guangdong Glasswool Co., Ltd	China	79	Ready Mixed Concrete Ltd	Australia	100
CSR Gypsum Products (UK) Ltd	UK	100	Refined Sugar Services Pty Limited	Australia	100
CSR Hebel Australia Pty Ltd	Australia	100	Richter Drilling Pty Ltd(d)	Australia	—
CSR Humes Pty Ltd b	Australia	100	Rivarol Pty Ltd	Australia	100
CSR Humes (UK) Limited	UK	100	Sellars Holdings Ltd(b)	Australia	100
CSR Insulation (Thailand) Limited	Thailand	100	Seltsam Pty Ltd	Australia	100
CSR Insurance Pte Limited	Singapore	100	Shelf Drilling Pty Ltd	Australia	100
CSR International Pty Ltd	Australia	100	Spuncon Pty Ltd(d)	Australia	—
CSR Investments PNG Pty Ltd	Australia	100	Sunrock Quarries Pty Ltd b	Australia	100
CSR Investments Pty Ltd	Australia	100	The Forestry Pulp & Paper Company
CSR Investments (Asia) Pty Ltd	Australia	100	of Australia	Australia	100
CSR Investments (Indonesia) Pty Ltd	Australia	100	The Haughton Sugar Co Pty Limited	Australia	100
CSR Investments (Taiwan) Pty Ltd	Australia	100	The Readymix Group (Australia) Ltd(b)	Australia	100
CSR Investments (Thailand) Pty Ltd	Australia	100	Thiess Bros Pty Ltd	Australia	100
CSR Plane Creek Pty Ltd	Australia	100	Thiess Holdings Pty Ltd	Australia	100
CSR Readymix (Australia) Pty Ltd(b)	Australia	100	Upline Holdings Pty Ltd	Australia	100
CSR Readymix (Qld) Pty Ltd	Australia	100	Waterford Sands Pty Ltd(b)	Australia	100
FEP SE Asia Pty Ltd	Australia	100	West Moreton Industries Pty Ltd(b)	Australia	100
(formerly CSR SE Asia Pty Ltd)			Woodland Pty Ltd	Australia	100

(a)                 The assets and liabilities of certain companies have been recorded within the pro-forma financial statements of RGL group where those assets and liabilities will be transferred as part of the demerger.

(b)                 In voluntary liquidation.

(c)                  Acquired during six months to 30 September 2002.

(d)                 Liquidated during six months to 30 September 2002.

(e)                  Incorporated during six months to 30 September 2002.

31                                  Contingent liabilities

A$ million	30 September 2002

Contingent liabilities, capable of estimation, arise in respect of the following categories

Performance guarantees provided to third parties and other contingent liabilities	4.1
Guarantees given in respect of amounts borrowed by the RGL group (refer note 18)	459.4

CSR Limited and/or certain subsidiaries (CSR) were involved in mining asbestos and manufacturing and marketing products containing asbestos in Australia, and exporting asbestos to the United States. As a result of these activities, CSR has been named as a defendant in litigation in Australia and the United States.

In Australia, claims for asbestos induced injury have been made by employees and ex-employees of CSR, by others such as contractors and transporters and by users of products containing asbestos. As at 30 September 2002, there were 594 such claims pending.

In the United States, claims for damages are being made by people who allege exposure to asbestos fibre liberated either during the manufacture of products containing asbestos or in the installation or use of those products. As at 30 September 2002, there were 2,718 such claims pending.

CSR has been settling claims since 1989. As at 30 September 2002, CSR had resolved 128,000 claims in the United States, including resolution of 80,000 claims in mass settlements in West Virginia, Texas and Mississippi, and 1,248 claims in Australia.

There are uncertainties surrounding litigation in each of the United States and Australia.  The incidence of asbestos related disease, the propensity of claimants to make formal demands on CSR, the amount of those demands and the presence of other defendants in litigation involving CSR impact the number and value of claims made against CSR.

CSR has recognised as a provision for product liability the best estimate of the consideration required to settle the present obligation for anticipated compensation payments and legal costs as at the reporting date.  In determining the provision, CSR has obtained independent expert advice in relation to the future incidence of asbestos related claims in each of the United States and Australia.  Those assessments have projected CSR’s claims experience into the future using various modelling techniques that take into account a range of possible outcomes.  The present value of the liabilities is estimated by discounting the estimated cash flows using the pre-tax rate that reflects the current market assessment of the time value of money and risks specific to those liabilities.

CSR has commenced proceedings in New Jersey against a number of insurers who issued policies to CSR during the years 1979 to 1986. In those proceedings CSR seeks indemnity for US asbestos claims and certain other relief. Those proceedings are being pursued by CSR as speedily as possible.

At 30 September 2002, a provision of A$333.8 million has been made for all known claims and probable future claims but not for such claims as cannot presently be reliably measured. CSR cannot determine with certainty the amount of its ultimate liability with respect to asbestos related claims or the future impact on its financial condition. However, taking into account the provision already included in CSR’s financial statements, the status of proceedings in CSR’s insurance litigation and current claims management experience, the directors are of the opinion that asbestos litigation in the United States and Australia will not have a material adverse impact on its financial condition.

CSR Limited acts as an authorised self-insurer in New South Wales, Queensland, Victoria, South Australia, Western Australia and Australian Capital Territory for workers’ compensation insurance.  Adequate provision has been made for all known claims and potential future claims that can be reliably measured. CSR Limited guarantees the liabilities of Rinker Materials Corporation  in respect of certain of its self-insurance programs.

CSR sold its interest in Gove Aluminium Limited to Alcan Northern Territory Alumina Pty Limited (Alcan) on 31 January 2001. On 31 January 2003, CSR received from Alcan notice of claims totalling A$22.458 million in respect of that sale. CSR disputes the basis of the claims and will defend them. CSR has not therefore made any provision for this claim in these financial statements.

32                      United States generally accepted accounting principles (US GAAP) information

Provided below is a summary and explanation of the differences between profit from ordinary activities before borrowing costs and income tax expense disclosed in these financial statements and that which would be reported if the financial statements were prepared in accordance with US GAAP. This summary and explanation is not intended to be a comprehensive US GAAP report.

		Year ended 31 March			Six months ended 30 September
A$ million	Note	2000	2001	2002	2001	2002
Reconciliation of profit from ordinary activities before borrowing costs and income tax expense
Profit from ordinary activities before finance and income tax		276.6	246.1	247.6	160.1	162.0
Revaluation and impairment of non-current assets	A	(29.1)	2.2	0.6	1.2	0.9
Divestment of assets to joint venture entities	B	2.8	2.8	2.8	1.4	1.4
Employee shares and share loans (Universal Share/Option Plan)	D	—	(1.2)	(1.4)	(1.1)	(1.5)
Amortisation of goodwill written back	H	—	—	—	—	0.8
Other	G	(4.8)	(0.2)	(0.5)	(0.2)	(0.3)
Executive option plan	K	—	—	(10.4)	(10.4)	(10.0)
Superannuation (pension) fund	M	10.1	7.3	(7.0)	3.6	(3.1)
		(21.0)	10.9	(15.9)	(5.5)	(11.8)
US GAAP profit from ordinary activities before borrowing costs and income tax expense		255.6	257.0	231.7	154.6	150.2

Consolidated statement of financial performance - classification differences

Under Australian GAAP, the proceeds on sale of investments are reported as revenue from ordinary activities and the book value of investments sold is reported as an expense from ordinary activities. Under US GAAP, only the net gain/(loss) on sale of investments is reported in non-operating income/(expense). Under Australian GAAP, the proceeds on sale of property, plant and equipment are reported as revenue from ordinary activities and the book value of assets sold is reported as an expense from ordinary activities. Under US GAAP, only the net gain/(loss) on sale of property, plant and equipment is reported in operating income/(expense). Under Australian GAAP, the share of net profit/(loss) of associates, joint ventures and partnerships accounted for using the equity method is reported as a component of profit/(loss) from ordinary activities. Under US GAAP, the share of net profit/(loss) of associates, joint ventures and partnerships accounted for using the equity method is generally reported below non-operating income/(expense) following income tax expense/(benefit).

A$ million	Note	30 September 2002
Reconciliation of equity
Equity attributable to members of the CSR group		1,171.3
Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
• receivables (reclassify loans and receivables to associate entities)	E	(25.7)
• deferred income tax assets (reclassification from non-current)	F	94.3
• deferred income tax assets (derivative instruments and hedging)	N	(5.9)
• other financial assets (derivative instruments and hedging)	N	32.8
Non-current assets
• property, plant and equipment (revaluation and impairment)	A	(128.0)
• property, plant and equipment	G	5.0
• intangibles (reverse capitalisation of trademarks)	G	(10.4)
• intangibles (reverse goodwill amortisation)	H	0.8
• receivables (reclassify loans to associate entities)	E	(16.1)
• deferred income tax assets (reclassification to current)	F	(217.7)
• other financial assets (derivative instruments and hedging)	N	20.2
• investments accounted for using the equity method (divestment of assets)	B	(22.0)
• investments accounted for using the equity method (SFAS 133)	N	(2.8)
• investments accounted for using the equity method (reclassify loans)	E	41.8
• receivables (employee share loans)	D	(17.8)
• other (superannuation (pension) fund)	M	36.5
• other	G	8.9
Current liabilities
• deferred income tax liabilities (reclassification from non-current)	F	3.9
• other financial liabilities (derivative instruments and hedging)	N	(11.3)
• other (minimum pension liability)	M	(43.9)
Non-current liabilities
• deferred income tax liabilities (reclassification to current)	F	120.5
• deferred income tax liabilities (US GAAP profit adjustments)		6.5
• other financial liabilities (derivative instruments and hedging)	N	0.9
		(129.5)
US GAAP equity attributable to members of the CSR group		1,041.8

Explanatory notes

The differences between US GAAP and Australian GAAP are set out below. The matters discussed do not necessarily address all the differences between US GAAP and Australian GAAP.

A  Revaluation and impairment of non-current assets

Prior to adoption of Australian Accounting Standard AASB 1041 Revaluation of Non-Current Assets by the CSR group from 1 April, 2001, Australian GAAP allowed non-current assets to be revalued upwards via an asset revaluation reserve. Such revaluations of assets were not allowed under US GAAP and so were reversed.

The depreciation charge on the revaluation increment of revalued assets was also reversed. Since adoption of AASB 1041 on 1 April 2001, the CSR group has elected to apply the cost basis of recording property, plant and equipment, discontinue our practice of revaluing property, plant and equipment upwards and deemed all our revalued property, plant and equipment carrying amounts as at 31 March 2001 to be their cost going forward. This means that the asset revaluation reserve of A$11.9 million is fixed as at 1 April 2001, and writedowns of assets may no longer be made through the asset revaluation reserve. Assets which had previously been revalued upwards will still require a US GAAP adjustment for depreciation and profit on disposal.

Under Australian GAAP, the recoverable amount of non-current assets is assessed each reporting period. An impairment loss is recorded when the future discounted net cash flows expected to be generated by the asset are less than the carrying amount of the asset. Under US GAAP, property, plant and equipment, certain recognised intangible assets and goodwill related to those assets (attributable to business combinations initiated prior to 1 July 2001) is tested for impairment on an annual basis or when a trigger event occurs. Recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted from Australian GAAP to US GAAP) to future undiscounted net cash flows expected to be generated from the assets’ use at the lowest level at which identifiable cash flows are generated.

When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques.

B  Divestment of assets to joint venture entities  US GAAP requires certain conditions be met before asset exchanges and disposals are considered as sales. This adjustment reverses a gain recognised on a transaction which was recorded as a sale for Australian GAAP purposes but did not meet the US GAAP criteria for a sale. The CSR group transferred refined sugar assets into the Sugar Australia joint venture in 1998. The CSR group’s contribution represented 50% of the assets of the joint venture. Under Australian GAAP, the CSR group recognised a profit on sale of A$28.3 million, however this profit was not recognised under US GAAP because there was no cash component in the sale. The US GAAP profit adjustment relates to the reversal of increased depreciation included in the equity accounted results of the Sugar Australia joint venture, because the CSR group’s share of the joint venture asset carrying values are greater than its equity accounted carrying value under US GAAP.

C  Restructure and rationalisation  Under Australian GAAP, certain provisions were made for costs relating to the restructuring of manufacturing processes, plant closure and reorganisation. At the time they were raised, these provisions did not meet US GAAP recognition requirements and so were reversed. The provisions are expensed when they meet US GAAP requirements.

D  Employee shares and share loans (Universal Share/Option plan).  Under US GAAP, interest free non-recourse loans granted in respect of employee shares issued are treated as stock options and are classified as a reduction in shareholders’ equity. Under Australian GAAP, these amounts are disclosed as non-current receivables.

The dividends applied against the employee share plan loans repaid are recognised as compensation expense for US GAAP. No compensation expense is recognised for Australian GAAP.

Commencing in 2001, the employee share plan added a choice of one free share for each share paid for in cash up to a maximum of 100 shares. For US GAAP the fair value of the free shares is recognised as compensation expense. No compensation expense is recognised for Australian GAAP.

E  Consolidated statement of financial position – classification differences.  Under Australian GAAP, advances and loans made to associated entities are classified as receivables. Under US GAAP, such advances and loans made to associated entities are classified in the ‘Investments accounted for using the equity method’ account.

F  Deferred income tax balances  Under Australian GAAP, all deferred tax balances are classified as non-current. Under US GAAP, deferred tax assets and liabilities are classified as current or non-current based on the classification of assets and liabilities to which timing differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items. Under Australian GAAP, deferred tax assets arising from timing differences are not carried forward as assets unless realisation is assured beyond reasonable doubt. Deferred tax assets arising from tax losses are not carried forward as assets unless the losses can be regarded as being virtually certain of realisation. Under US GAAP, deferred tax assets arising from timing differences and tax losses are carried forward as assets and then reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realised. This does not result in any difference to the net deferred income tax assets recognised by the CSR group as disclosed in note 7.

G  Other  Includes immaterial adjustments to account for capitalisation of interest on software and systems development projects; reversing capitalisation of trademarks; reversal of start up costs and research and development costs capitalised.

H  Amortisation of goodwill written back Goodwill is subject to amortisation under Australian GAAP. Under US GAAP goodwill acquired in business combinations is not amortised in accordance with Statement of Financial Accounting Standards (SFAS) No 142 Goodwill and Other Intangible Assets (SFAS 142).  Goodwill acquired on or prior to 30 June 2001 was amortised under US GAAP until the CSR Group adopted SFAS 142 on 1 April 2002.  This adjustment reverses the amortisation of goodwill.

I  Employee entitlements  Employee entitlement provisions include a liability for long service leave. The assumptions used to calculate this liability are consistent with those used under SFAS 87 Employers’ Accounting for Pensions for US GAAP.

J  Adoption of SAB 101  Adoption of Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements in 2001 has had no impact on the CSR group’s revenue recognition policy.

K  Executive option plan  Under Australian GAAP, no cost attributable to share options issued under the Executive Share Option Plan has been recognised in the statement of financial performance.

Under US GAAP, the CSR group has elected to follow the measurement provisions of Accounting Principles Board Opinion No 25 Accounting for Stock Issued to Employees and related interpretations (APB 25) in accounting for share options issued under the plan and to provide the disclosure-only provisions of SFAS No 123, Accounting for Stock Based Compensation (SFAS 123). Under APB 25, the Executive Share Option Plan is considered a variable plan as the number of shares the executive is entitled to receive is not known at the date of grant. The vesting of the share options is conditional on a share performance measure that is beyond the control of the CSR group; as such, compensation expense is only recognised under APB 25 when the target is achieved. During the half year ended 30 September 2001, the year ended 31 March 2002 and half year ended 30 September 2002, certain options vested as the share performance targets were met, and accordingly, the CSR group recognised compensation expense under APB 25 based on the excess of the market price on the measurement date over the exercise price of the share options. SFAS No 123 requires recognition of compensation expense for options, over the vesting periods of such options, based on the estimated grant date fair values of those options.

The CSR group has determined the pro-forma information (below) under the fair value method of SFAS 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in each year:

	2002	2001	2000
Risk-free interest rate	5.41%	6.29%	7.00%
Dividend yield	3.20%	5.00%	6.00%
Volatility factor	20.7%	20.4%	21.0%
Weighted-average expected life (yrs)	4.44	3.28	2.12

The weighted-average fair values of options granted in 2002, 2001 and 2000 were A$1.33, A$0.79 and A$0.67 per option, respectively. If the CSR group had recognised compensation expense based on these values, the CSR group’s US GAAP pro-forma net earnings would have been increased (reduced) by approximately A$7.2 million, A$(2.4) for 2001 and A$(1.9) million for 2000. These impacts are not necessarily indicative of the effects on net income of future years.

L  Recently issued United States accounting standards

On 16 August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No 143, Accounting for Asset Retirement Obligations which is effective for financial statements issued for fiscal years beginning after 15 June 2002 (fiscal year 2004 for the CSR group). The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset.

On 30 April 2002, the FASB issued SFAS No 145 Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The provisions related to the rescission of SFAS No 4 and 64 are effective for fiscal years beginning after 15 May 2002 (fiscal year 2004 for the CSR group) and the provisions related to the amendment of SFAS No 13 are effective for transactions occurring after 15 May 2002. All other provisions of SFAS No 145 are effective for financial statements issued on or after 15 May 2002. The pronouncement rescinds SFAS No 4 and 64 so that all gains and losses from the extinguishment of debt be aggregated and will now be classified as extraordinary only if they meet the criteria set forth in APB 30, rescinds SFAS No 44 Accounting for Intangible Assets of Motor Carriers and amends SFAS No 13 Accounting for Leases to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner.

On 30 July 2002, the FASB issued SFAS No 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires costs associated with exit or disposal activities to be recognised when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. Specific requirements must be met before an accrual is made. The provisions of SFAS 146 are effective for disposal activities initiated after 31 December 2002. Management is currently reviewing these statements but have not yet determined their impact on the CSR group financial position or results of operations.

M  Superannuation (pension) fund  In accounting for defined benefit superannuation funds, Australian GAAP requires the recognition of an expense to the CSR group only when contributions are paid or payable to the superannuation funds. Under US GAAP, the amount charged to the income statement in each accounting period is the net retirement benefit expense (net periodic pension income) which comprises actual service cost of the plan to the CSR group and the interest cost of the projected benefit obligations of the fund, less the actual return achieved by the assets invested in the plan and net amortisation and deferral of costs.

The CSR Australian superannuation fund has changed the way gains and losses are recognised for US GAAP purposes. The amount of gains and losses recognised exceeds the minimum amount required to be recognised under SFAS 87 and no corridor has been used in determining the amount recognised. The accumulated experience gains and losses are amortised over the expected future working lifetime of active defined benefit division members.

For 1998 to September 2001, the CSR group’s annual contribution to the Accumulation Division of the CSR Staff Superannuation Fund (essentially a defined contribution plan) was funded by a transfer from the surplus of the Defined Benefit Division, resulting in no expense recognition by the company. Under US GAAP, this is accounted for as an asset reversion to the company and subsequent expense.

Under US GAAP if an additional minimum pension liability is recognised, an equal amount shall be recognised as an intangible asset, provided that the asset recognised shall not exceed the amount of unrecognised prior service cost. If an additional minimum pension liability required to be recognised exceeds unrecognised prior service cost, the excess (which represents a net loss not yet recognised as net periodic pension cost) shall be reported as a separate component of equity. No such adjustment is required for Australian GAAP.

The following table in relation to the company’s defined benefit plans is given for information purposes. In making the calculations the following rates (weighted by total fund assets) have been used : discount 6.3% (Sept 2001: 6.5%, March 2002: 5.9%, March 2001: 6.5%, March 2000: 6.7%), compensation increase 4.5% (Sept 2001: 4.9%, March 2002: 4.9%, March 2001: 4.9%, March 2000: 5.6%) and return on assets 7.0% (Sept 2001: 7.4%, March 2002: 7.0%, March 2001: 7.4%, March 2000: 9.0%).

	Year ended 31 March			Six months ended 30 September
A$ million	2000	2001	2002	2001	2002

Change in benefit obligation
Benefit obligation at the beginning of the financial year	202.9	175.5	206.5	206.5	203.7
Service cost	6.5	5.6	5.5	2.8	2.3
Interest cost	12.0	11.9	11.9	6.0	6.6
Employee contributions	0.8	0.6	0.6	0.3	0.3
Amendments	—	—	0.1	—	—
Actuarial (gain)/loss	(29.9)	30.7	(2.0)	15.4	1.2
Benefits paid	(16.8)	(17.8)	(18.9)	(8.9)	(7.4)
Benefit obligation at the end of the financial period	175.5	206.5	203.7	222.1	206.7

Change in plan assets
Fair value of plan assets at the beginning of the financial year	261.5	266.0	230.4	230.4	219.3
Actual return on plan assets	30.0	(8.5)	11.5	(4.3)	(24.1)
Employer contribution	3.4	2.9	2.5	1.4	1.3
Employee contributions	0.8	0.6	0.6	0.3	0.3
Transfer to accumulation division	(12.9)	(12.8)	(6.8)	(6.4)	(4.5)
Benefits paid and expenses incurred	(16.8)	(17.8)	(18.9)	(8.9)	(7.5)
Fair value of plan assets at the end of the financial period	266.0	230.4	219.3	212.5	184.8

Total funded status	90.5	23.9	15.6	(9.6)	(21.9)

Transitional assets	(97.5)	(78.1)	(58.5)	(68.3)	(48.7)
Unrecognised net actuarial loss	32.5	89.8	74.5	118.5	100.1
Unrecognised prior service cost	6.8	3.9	1.1	2.5	—
Accumulated other comprehensive income	—	—	—	—	(43.9)
Total net prepaid benefit cost	32.3	39.5	32.7	43.1	(14.4)

Components of net periodic benefit cost
Service cost	7.3	6.3	6.2	3.1	2.6
Interest cost	11.9	11.9	11.9	6.0	6.6
Expected return on plan assets	(22.5)	(19.0)	(15.7)	(9.5)	(7.8)
Amortisation of transitional assets	(19.5)	(19.5)	(19.5)	(9.8)	(9.7)
Amortisation of prior service cost	2.6	2.8	2.8	1.4	1.1
Recognised net actuarial loss	0.5	0.3	16.9	0.2	7.1
Net periodic pension (income) expense	(19.7)	(17.2)	2.6	(8.6)	(0.1)

N  Derivatives and hedging   Effective 1 April 2001, the CSR group adopted SFAS No 133, Accounting for Derivative Instruments and Hedging Activities as amended. The standard requires an entity to recognise derivatives as assets or liabilities in the statement of financial position and measure them at fair value. The transition adjustment on 1 April 2001 resulted in a net charge after tax of A$101.0 million which was recorded in Other Comprehensive Income (OCI). Derivatives and hedging activities are managed as part of a formally documented risk management process outlined in the CSR group’s Financial and Commodity Price Risk Management Policy and in detailed Operational Guidelines. The risk management process detailed in the guidelines specifies what is an exposure, when it is recognised, the objectives of the risk management process, the need for a risk management plan, the approved hedging instruments and detailed reporting requirements. The CSR group’s hedging activities are under the direct control and review of the CSR group’s Finance Committee consisting of the Deputy Managing Director, the Chief Financial Officer, General Manager of Corporate Strategy and the Treasurer. The general objective of the CSR group’s risk management activities is to reduce the potential variability in financial returns thus contributing to more certainty and stability in profit outcomes.

Hedge effectiveness  The CSR group measures hedge effectiveness through quarterly review of the retrospective and prospective relationship between changes in the value of a hedge and its underlying transaction. The methods used to assess effectiveness are the shortcut method based on criteria as stated in SFAS 133, matched terms method, dollar offset method and regression analysis. To the extent that option contracts are used as hedges, the intrinsic value of the option will be effective if all terms of the contract are matched with the underlying transaction. The time value of options (amounts excluded from the measurement of effectiveness) and any other ineffectiveness is reported through earnings in the current period.

For the half year ended 30 September 2002, the earnings effect after tax of ineffectiveness was A$nil and of items excluded from the measurement of effectiveness was a loss of A$84,814.

Fair value hedges  Under SFAS 133, a fair value hedge mitigates exposure to changes in the fair value of an asset, liability or firm commitment. A fair value hedge protects against changes in value caused by variability in prices, costs or rates. The hedged item and the hedging instrument are marked-to-market in the statement of financial position. The resulting gains/losses on the effective portion of both the hedged item and the hedging instrument are recognised currently in earnings and will offset each other. Any movements in ineffectiveness are recorded in earnings in the current period. Hedged items include fixed rate debt and firm commitments for capital expenditure.

Cash flow hedges  Under SFAS 133, a cash flow hedge mitigates exposure to variable cash flows of a forecast transaction, asset or liability. A cash flow hedge protects against the risk caused by variable prices, costs or rates. The hedging instrument is marked-to-market in the statement of financial position. The resulting gains/losses on the effective portion of a hedging instrument are  recorded in OCI. Gains/losses on the ineffective portion of a hedging instrument are recognised currently in earnings. Amounts in OCI are reclassified to earnings when the hedged item is settled and/or otherwise recognised in earnings. Variable cash flows include variable rate debt and forecasted purchases and sales.

Net investment hedges  Under SFAS 133, a net investment hedge mitigates foreign currency exposure of a net investment in a foreign operation. The accounting treatment of net investment hedges under US GAAP is consistent with Australian GAAP.

Other Derivatives  Any other derivative transaction that cannot meet the designation requirement as a fair value, cash flow or net investment hedge, will be marked-to-market in earnings in the current period.

Other information  The maximum time that the CSR group hedges anticipated transactions is four years in relation to aluminium commodity price hedges and the associated foreign exchange hedges.

The following table provides a reconciliation of OCI after tax for the half year ended 30 September 2002.

A$ million	Debit/(credit)
Opening adjustment per
SFAS 133 as at 1 April 2002	4.4
Net loss reclassified to earnings	8.1
Changes in fair value of derivatives	(40.2)
Closing balance 30 September 2002	(27.7)

Based on SFAS 133 revaluations as at  30 September 2002, CSR is expected to recognise a gain after tax through earnings of A$13.2 million on expiring hedging contracts in the next 12 months.

3 February 2003

The Directors

CSR Limited

9 Help Street

Chatswood  NSW 2067

Dear Directors

Independent Accountant’s Report on Forecast Financial Information

We have prepared this Independent Accountant’s Report (the “Report”) on the forecast financial information for inclusion in a scheme booklet to be dated on or about 7 February 2003 (the “Scheme Booklet”) relating to the demerger of Rinker Group Limited (“RGL”) from CSR Limited (“CSR”) (together the “Demerged Businesses”).  Following the demerger both companies will be separately listed on the Australian Stock Exchange.

Expressions defined in the Scheme Booklet have the same meaning in this Report.

The nature of this Report is such that it can be given only by an entity, which holds a Dealer’s Licence under the Corporations Act.  Ernst & Young Corporate Finance Pty Limited holds the appropriate Dealer’s Licence.

Scope

You have requested Ernst & Young Corporate Finance Pty Limited to prepare a report covering pro-forma consolidated forecast financial performance and cash flows of the Demerged Businesses for the year ending 31 March 2003 (the “Forecasts”) as set out in Parts 4.6 and 6.6 of the Scheme Booklet.

The Directors are responsible for the preparation and presentation of the Forecasts, including the best-estimate assumptions, which include the pro-forma transactions, on which they are based. The Forecasts have been prepared for inclusion in the Scheme Booklet.  We disclaim any assumption of responsibility for any reliance on this Report or on the Forecasts to which it relates for any purposes other than for which it was prepared.

Review of Directors’ Best-Estimate Assumptions

Our review of the best-estimate assumptions underlying the Forecasts was conducted in accordance with the Australian Auditing and Assurance Standard AUS 902 “Review of Financial Reports”.  Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary.  These procedures included discussion with the Directors and management of CSR and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that:

(a)                                 the best-estimate assumptions do not provide a reasonable basis for the preparation of the Forecasts;

(b)                                in all material respects, the Forecasts are not properly prepared on the basis of the best-estimate assumptions; and

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW)

313

(c)                                 the Forecasts are not presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of the Demerged Businesses disclosed in note 1 of appendices 1 and 2 to the “Independent Accountant’s Report on Reviewed Historical Financial Information” in Part 13 of the Scheme Booklet so as to present a view of the Demerged Businesses which is not inconsistent with our understanding of the Demerged Businesses past, current and future operations.

The Forecasts have been prepared by the Directors to provide investors with a guide to the Demerged Businesses potential future financial performance and cash flows based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur.  There is a considerable degree of subjective judgement involved in the preparation of the Forecasts. Actual results may vary materially from those Forecasts and the variation may be materially positive or negative.  Accordingly, investors should have regard to the Risk Factors set out in Parts 3.6 and 5.7 of the Scheme Booklet and Sensitivity Analysis set out in Parts 4.7 and 6.7 of the Scheme Booklet.

Our review of the Forecasts, that are based on best-estimate assumptions, is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards.  A review of this nature provides less assurance than an audit.  We have not performed an audit and we do not express an audit opinion on the Forecasts included in the Scheme Booklet.

Conclusion

Review Statement on the Forecasts

Based on our review of the Forecasts as set out in Parts 4.6 and 6.6 of the Scheme Booklet, which is not an audit, and based on an investigation of the reasonableness of the Directors’ best-estimate assumptions giving rise to the prospective financial information, nothing has come to our attention which causes us to believe that:

(a)                                 the Directors’ best-estimate assumptions set out in Parts 4.6 and 6.6 of the Scheme Booklet do not provide a reasonable basis for the preparation of the Forecasts; and

(b)                                the Forecasts are not properly compiled on the basis of the Directors’ best-estimate assumptions and are not presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Demerged Businesses disclosed in note 1 of appendices 1 and 2 to the “Independent Accountant’s Report on Reviewed Historical Financial Information” in Part 13 of  the Scheme Booklet as applied in Australia for presenting pro-forma forecasts in prospectuses and scheme booklets.

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of the Demerged Businesses and the Directors.  If events do not occur as assumed, actual results achieved and distributions provided by the Demerged Businesses may vary significantly from the Forecasts.  Accordingly, we do not confirm or guarantee the achievement of the Forecasts, as future events, by their very nature, are not capable of independent substantiation.

Subsequent Events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Demerged Businesses have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

314

Part 14
Defined terms

14                      Defined terms

ACCC means the Australian Competition and Consumer Commission;

ACH means Australian Cement Holdings Pty Limited;

ADR Depositary means JPMorgan Chase Bank;

ADRs means ‘American Depositary Receipts’ which may evidence any number of ADSs;

ADR Holder means a holder of an ADR;

ADSs means ‘American Depositary Shares’, each American Depositary Share representing four CSR shares;

Aluminium means, when used in relation to the businesses conducted by the CSR group (and to be conducted by the CSR group after the demerger), CSR’s effective 25.235% interest in the Tomago aluminium smelter joint venture, which is located near Newcastle, New South Wales, Australia;

ASIC means the Australian Securities & Investments Commission;

ASX means Australian Stock Exchange Limited;

ATO means the Australian Taxation Office;

business day has the meaning given to that term in the Listing Rules;

Capital Reduction means the reduction of the share capital of CSR by an amount of A$1,260.3 million applied equally against each CSR share on issue at the Record Date;

Capital Reduction Entitlement means, in relation to a CSR shareholder, the amount of A$0.84 multiplied by the number of CSR shares held by a CSR shareholder on the Record Date;

Capital Reduction Resolution means the ordinary resolution concerning the Capital Reduction to be considered by CSR shareholders at the General Meeting;

CHESS means Clearing House Electronic Subregister System;

Corporations Act means the Corporations Act 2001 (Cth);

Corporations Regulations means the Corporations Regulations 2001 (Cth);

Court means the Federal Court of Australia;

CSR means CSR Limited ABN 90 000 001 276;

CSR Building Products means the business of manufacturing and supplying building products conducted by the CSR group (and to be conducted by the CSR group after the demerger);

CSR group means CSR and its subsidiaries from time to time;

CSR register means the register of members of CSR maintained by the CSR registry;

CSR registry means Computershare Investor Services Pty Limited ACN 078 279 277 at Level 3, 60 Carrington Street, Sydney NSW 2000 Australia;

CSR share means a fully paid ordinary share in CSR;

CSR shareholder means each person who is registered in the CSR register as holding a CSR share;

CSR Sugar means the business of milling and refining sugarcane and producing ethanol conducted by the CSR group (and to be conducted by the CSR group after the demerger);

Deed Poll means the deed poll in favour of CSR shareholders, in the form of part 11 of this booklet (subject to any amendments permitted by its terms), under which RGL promises to take the steps attributed to it under the Scheme;

demerger means the demerger of RGL from CSR through payment of the Demerger Dividend and implementation of the Capital Reduction and Scheme;

Demerger Date means the fifth business day after the Record Date;

Demerger Deed means the deed so entitled to be entered into prior to the Effective Date between RGL and CSR dealing with separation arrangements between the parties arising in connection with the demerger;

Demerger Dividend means a dividend of A$0.69 for each CSR share on issue on the Record Date;

Demerger Dividend Entitlement means, in relation to a CSR shareholder, the amount of A$0.69 multiplied by the number of CSR shares held by the CSR shareholder on the Record Date;

Demerger Resolution means the resolution to approve the Scheme to be considered by CSR shareholders at the Scheme Meeting;

Dodge means F.W. Dodge, a division of the McGraw-Hill Companies;

Effective means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) approving the Scheme;

Effective Date, when used in relation to the Scheme, means the date on which the Scheme becomes Effective;

eligible CSR shareholder means a CSR shareholder on the Record Date;

End Date means 30 June 2003 or such later date as the Court approves with CSR’s consent;

Ernst & Young Corporate Finance means Ernst & Young Corporate Finance Pty Limited ACN 003 599 844;

General Meeting means the general meeting of CSR shareholders convened to consider the resolutions set out in the notice of general meeting contained in part 15 of this booklet and to be held at 10.30 am (or as soon thereafter as the Scheme Meeting has concluded or been adjourned) on 25 March 2003 at the Sydney Convention Centre, Darling Harbour, Sydney;

GST has the meaning given to it in the A New Tax System (Goods and Services Tax) Act 1999 (Cth);

Humes means the business of Readymix of manufacturing and supplying reinforced pre-cast concrete and other reinforced or pre-stressed concrete products (other than aerated lightweight concrete products), systems and related services;

Hydro Conduit means Hydro Conduit Corporation, a company incorporated in Delaware, USA and a wholly owned subsidiary of RGL;

independent expert means KPMG Corporate Finance;

Ineligible Overseas Shareholder means a CSR shareholder whose address as shown in the CSR register on the Record Date is a place outside Australia and its external territories, Abu Dhabi (United Arab Emirates), Hong Kong, New Zealand, Singapore, the United Kingdom and the United States, unless CSR and RGL are satisfied that the laws of the place of such address permit the issue of RGL shares to that CSR shareholder pursuant to the Scheme either unconditionally or after compliance with conditions or legal requirements which CSR in its sole discretion regards as acceptable and not unduly onerous;

investigating accountant means Ernst & Young in relation to the investigating accountant’s report on historical financial information, and Ernst & Young Corporate Finance in relation to the investigating accountant’s report on forecast financial information, as set out in part 13 of the booklet;

Kiewit means Rinker Materials Western, Inc. (formerly known as Kiewit Materials Company), a company incorporated in Delaware, USA and a wholly owned subsidiary of RGL;

KPMG Corporate Finance means KPMG Corporate Finance (Aust) Pty Ltd ACN 007 363 215;

LIBOR means London Inter Bank Offered Rate;

Listing Rules means the listing rules of ASX and any other rules of ASX which are applicable while the relevant entity is admitted to the official list of ASX, each as amended or replaced from time to time and as modified by any express written waiver or exemption given by ASX;

nominee means the nominee appointed by CSR as contemplated by clause 7 of the Scheme;

Readymix means Readymix Holdings Pty Limited ABN 87 099 732 297;

Record Date means 5.00 pm on the fifth business day following the Effective Date;

regulatory approvals means such approvals, consents, waivers or other acts from or by regulatory authorities as are necessary or, in the reasonable opinion of CSR, desirable to implement the demerger;

regulatory authority includes:

(a)                    ASX, ASIC and the ACCC;

(b)                   a government or governmental, semi-governmental or judicial entity or authority;

(c)                 a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; and

(d)                   any regulatory organisation established under statute;

RGL means Rinker Group Limited ACN 003 433 118;

RGL group means RGL and any company that will be a subsidiary of RGL immediately after implementation of the demerger;

RGL register means the register of members of RGL to be maintained by the RGL registry;

RGL shares means fully paid ordinary shares in RGL;

Rinker means Rinker Materials and its subsidiaries;

Rinker Materials means Rinker Materials Corporation, a company incorporated in Georgia, USA and a wholly owned subsidiary of RGL;

SCH means Securities Clearing House;

SCH Business Rules means the business rules of the SCH;

Scheme or Scheme of Arrangement means the scheme of arrangement under part 5.1 of the Corporations Act between CSR and its members as described in this booklet, subject to any modification made or required by the Court on the Second Court Date;

Scheme Meeting means the meeting of CSR shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to be held at 10.00 am on 25 March 2003 at the Sydney Convention Centre, Darling Harbour, Sydney;

Second Court Date means the first date, following the Scheme Meeting, on which the application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard;

Standard & Poor’s means Standard & Poor’s, a division of the McGraw-Hill Companies; and

subsidiary has the meaning given to that term in section 46 of the Corporations Act.

Part 15
Notices of meeting

NOTICE OF COURT ORDERED SCHEME MEETING

CSR LIMITED (ABN 90 000 001 276)

By an order of the Federal Court of Australia pursuant to section 411(1) of the Corporations Act, a meeting of ordinary shareholders of CSR Limited will be held at the Sydney Convention Centre, Darling Harbour, Sydney on 25 March 2003 at 10.00 am for the purpose of considering and, if thought fit, passing the following resolution:

‘That, pursuant to and in accordance with section 411 of the Corporations Act, the Scheme of Arrangement proposed to be entered into between the Company and its fully paid ordinary shareholders (which is described in the booklet of which the notice convening this meeting forms part) is approved (with or without modification as approved by the Federal Court of Australia.’

EXPLANATORY NOTES

Material accompanying this notice

This notice of meeting and the resolution should be read in conjunction with the booklet of which this notice forms part. Terms used in this notice, unless otherwise defined, have the same meaning as set out in the Defined terms in part 14 of the booklet of which this notice forms part.

A copy of the Scheme of Arrangement is contained in part 10 of the booklet of which this notice of meeting forms part.

A blue proxy form also accompanies this notice.

Voting

CSR directors recommend that you vote in favour of the resolution. They each intend to vote all CSR shares held by them in favour of the resolution.

Majority required

In accordance with section 411(4)(a) of the Corporations Act, for the Scheme of Arrangement to be Effective, the resolution must be passed by:

•                                         a majority in number of holders of ordinary shares present and voting (either in person or by proxy); and

•                                         75% of the votes cast on the resolution.

Voting by poll

Voting at the meeting will occur by poll.

Court approval

In accordance with section 411(4)(b) of the Corporations Act, to become effective, the Scheme of Arrangement must be approved by order of the Court. If the resolution set out in this notice is approved by the required majorities set out above and the conditions precedent set out in the Scheme of Arrangement are satisfied or waived, the Company will apply to the Court for the necessary orders to give effect to the Scheme of Arrangement.

Determination of entitlement to attend and vote

For the purposes of the Scheme Meeting, shares will be taken to be held by the persons who are registered as members as at 7.00 pm on 23 March 2003.

Proxies

If you are a member entitled to attend and vote, you are entitled to appoint one or two proxies. Where two proxies are appointed, you may specify the number or proportion of votes that each may exercise, failing which each may exercise half of the votes. A proxy need not be a member of CSR.

If you want to appoint a proxy in respect of the Scheme Meeting, please complete and return part B of the blue form provided. If you want to appoint two proxies, apply to CSR’s external share registrar, Computershare Investor Services Pty Limited.

To be effective, the blue proxy form must be received by Computershare Investor Services Pty Limited, at the address or facsimile number below, or by CSR at our registered office, Level 1, 9 Help Street, Chatswood, NSW 2067, Australia, not later than 11.00 am on 23 March 2003.

Voting by poll

Voting at the meeting will occur by poll.

Admission to meeting

Members or their proxies, attorneys or representatives who will be attending the meeting are asked to bring the meeting registration form attached, as part A, to the blue proxy form to help speed admission. If you are attending as an attorney, you should bring the original power of attorney, unless CSR has already noted it. If you are to represent a company, please bring evidence of your authority.

Members who do not plan to attend the meeting are encouraged to complete and return part B of the blue proxy form.

A replacement proxy form may be obtained from CSR’s external share registrar:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne  Vic  8060
Australia

Telephone 1800 023 050
International + 61 3 9615 5970
Facsimile (02) 8234 5180
International + 61 2 8234 5180

By order of the board

Peter Abraham
Company secretary
CSR Limited

[7 February 2003]

NOTICE OF GENERAL MEETING

CSR LIMITED (ABN 90 000 001 276)

A general meeting of CSR Limited will be held at the Sydney Convention Centre, Darling Harbour, Sydney on 25 March 2003 at 10.30 am or as soon thereafter as the general meeting on that day ordered by the Federal Court of Australia (Scheme Meeting) has concluded or been adjourned.

BUSINESS

1                                          Capital Reduction Resolution

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

‘That, subject to:

(a)                                 the Demerger Resolution being passed at the Scheme Meeting by the requisite majority of holders of fully paid ordinary shares in the Company;

(b)                                the Scheme of Arrangement between the Company and holders of its fully paid ordinary shares being approved by the Federal Court of Australia; and

(c)                                 an official copy of the order of the Federal Court of Australia approving the Scheme being lodged with the Australian Securities & Investments Commission,

the reduction of the company’s capital by an aggregate sum of A$1,260.3 million applied equally against the number of fully paid ordinary shares on issue on the Record Date is approved and that A$797.8 million (A$0.84 per share) of that capital reduction be applied in the manner set out in the Scheme of Arrangement and that the remaining A$462.3 million be applied against the value of the company’s shareholding in Rinker Group Limited.’

2                                          Amendment of CSR constitution

To consider and, if thought fit, to pass the following resolution as a special resolution:

‘That rule 52.2(a) of the Company’s constitution be amended by deleting the word ‘six’ and inserting the word ‘five’ in place of the deleted word.’

EXPLANATORY NOTES

Defined terms

This notice of meeting and the resolutions should be read in conjunction with the booklet of which this notice of meeting forms part. Terms used in this notice, unless otherwise defined, have the same meaning as set out in the Defined terms in part 14 of the booklet of which this notice forms part.

Resolution 1 – Capital Reduction

The Capital Reduction Resolution is being put to CSR shareholders to obtain approval under section 256C of the Corporations Act for an equal reduction in the capital of CSR under section 256B of the Corporations Act of an amount of A$1,260.3 million.

The proposed Capital Reduction is part of the demerger and the implementation of the demerger is conditional upon the Capital Reduction Resolution being passed.

The effect of the Capital Reduction on CSR, and all matters material to making a decision whether to pass the Capital Reduction Resolution, are set out in the booklet of which this notice of meeting forms part.

If the Capital Reduction Resolution is passed, it will take effect only if the resolution to approve the Scheme of Arrangement is passed at the Scheme Meeting by the requisite majority and only if all other conditions to the Scheme are satisfied or waived.

The Directors believe that the Capital Reduction is in the best interests of CSR shareholders and will not materially prejudice CSR’s ability to pay its creditors.

CSR directors recommend that you vote in favour of the Capital Reduction Resolution. They each intend to vote all CSR shares held by them in favour of the resolution.

Resolution 2 – Amendment of CSR constitution

Following the demerger, CSR will be a smaller company. It is therefore proposed to decrease the minimum number of non-executive directors of CSR from six to five. Under the Corporations Act, the Company’s constitution can only be amended by a special resolution of CSR shareholders. A special resolution must be passed by at least 75% of the votes cast on the resolution.

CSR shareholder approval of Resolution 2 is not required in order to implement the demerger. CSR directors recommend that you vote in favour of Resolution 2. They each intend to vote all CSR shares held by them in favour of the resolution. If Resolution 2 is not passed, an additional director to those set out in part 5.5(a) of this booklet will need to be appointed.

Voting by poll

Voting at the meeting will occur by poll.

Determination of entitlement to attend and vote

For the purposes of the general meeting, shares will be taken to be held by the persons who are registered as members as at 7.00 pm on 23 March 2003.

Proxies

If you are a member entitled to attend and vote, you are entitled to appoint one or two proxies. Where two proxies are appointed, you may specify the number or proportion of votes that each may exercise, failing which each may exercise half of the votes. A proxy need not be a member of the Company.

If you want to appoint a proxy, please complete and return part B of the pink proxy form provided. If you want to appoint two proxies, apply to CSR’s external share registrar, Computershare Investor Services Pty Limited.

To be effective, the pink proxy form must be received by Computershare Investor Services Pty Limited, at the address or facsimile number below, or by CSR at our registered office, Level 1, 9 Help Street, Chatswood, NSW 2067, Australia not later than 11.00 am on 23 March 2003.

Admission to meeting

Members or their proxies, attorneys or representatives who will be attending the meeting are asked to bring the meeting registration form attached, as part A, to the pink proxy form to help speed admission. If you are attending as an attorney, you should bring the original power of attorney, unless CSR has already noted it. If you are to represent a company, please bring evidence of your authority.

Members who do not plan to attend the meeting are encouraged to complete and return part B of the pink proxy form.

A replacement proxy form may be obtained from CSR’s external share registrar:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne  Vic  8060
Australia

Telephone 1800 023 050
International + 61 3 9615 5970
Facsimile (02) 8234 5180
International + 61 2 8234 5180

By order of the board

Peter Abraham
Company secretary
CSR Limited

7 February 2003